Form 20-F
period 2002-06-30
FLETCHER CHALLENGE FORESTS LTD
filed 2002-11-27
CIK 905424

                          AS FILED WITH THE SECURITIES

                  AND EXCHANGE COMMISSION ON NOVEMBER 27, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F

(Mark one)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                     OR

[X]                   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                          OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the fiscal year ended: June 30, 2002
                                      OR

[ ]                   TRANSITION REPORT PURSUANT TO SECTION 13
                   OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                For the transition period from _________ to _________

                         Commission file number: 0-21782

                       FLETCHER CHALLENGE FORESTS LIMITED
             (Exact name of registrant as specified in its charter)

                                   New Zealand
                 (Jurisdiction of incorporation or organization)

                        Fletcher Challenge Forests House
                               8 Rockridge Avenue,
                         Penrose, Auckland, New Zealand
                    (Address of principal executive offices)

      Securities registered or to be pursuant to Section 12(b) of the Act:

                                                                                           Name of Exchange
Title of each Class                                                                       on which registered
-------------------                                                                       -------------------
American Depositary Shares* representing Fletcher Challenge Forests Ordinary Shares        New York Stock Exchange**

American Depositary Shares* representing Fletcher Challenge Forests Preference Shares      New York Stock Exchange**

------------
* Each American Depositary Share ("ADS") represents 10 of the underlying shares of the relevant class.

** The shares were also listed on the New York Stock Exchange in connection with the listing of the ADSs, but not for separate trading.

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None.

    Securities for which there is a reporting obligation pursuant to Section
                               15(d) of the Act:
                                      None.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as at the close of the period covered by the annual report (at June 30, 2002).

Fletcher Challenge Forests Ordinary Shares :           929,507,897 shares
Fletcher Challenge Forests Preference Shares :       1,859,015,794 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                     Yes  [X]             No  [ ]
                         -----               -----

Indicate by check mark which financial statement item the registrant has elected to follow.

                     Item 17  [ ]        Item 18  [X]
                             -----               -----

                                TABLE OF CONTENTS

                                                                                     Page
     FINANCIAL INFORMATION                                                            3
     FORWARD-LOOKING STATEMENT DISCLOSURE                                             3

PART I                                                                                4

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS                        4

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE                                      4

ITEM 3.  KEY INFORMATION                                                              5
     SELECTED FINANCIAL DATA                                                          5
     EXCHANGE RATES                                                                   9
     RISK FACTORS                                                                    10

ITEM 4.  INFORMATION ON THE COMPANY                                                  14

     HISTORY AND DEVELOPMENT OF THE COMPANY                                          14
     BUSINESS OVERVIEW                                                               15
     ORGANIZATIONAL STRUCTURE                                                        32
     PROPERTY, PLANTS AND EQUIPMENT                                                  33
     INSURANCE                                                                       36

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                38

     OPERATING RESULTS                                                               38
     RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.                            56

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                  57

     DIRECTORS                                                                       57
     SENIOR MANAGEMENT                                                               59
     COMPENSATION                                                                    60
     BOARD PRACTICES                                                                 62
     EMPLOYEES                                                                       65
     SHARE OWNERSHIP                                                                 67

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                           69

     MAJOR SHAREHOLDERS                                                              69
     RELATED PARTY TRANSACTIONS                                                      71

ITEM 8.       FINANCIAL INFORMATION                                                  76

     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION                         76
     SIGNIFICANT CHANGES                                                             77

ITEM 9.  THE OFFER AND LISTING                                                       78

     OFFER AND LISTING DETAILS                                                       78
     MARKETS                                                                         80

ITEM 10. ADDITIONAL INFORMATION                                                      81

     CONSTITUTION                                                                    81
     MATERIAL CONTRACTS                                                              90
     EXCHANGE CONTROLS                                                               96
     TAXATION                                                                        98
     DIVIDENDS AND PAYING AGENTS                                                    103
     DOCUMENTS ON DISPLAY                                                           103

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK                  104

ITEM 12. NOT REQUIRED.                                                              107

PART II                                                                             107

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                            107

ITEM 14. NOT REQUIRED.                                                              107

ITEM 15. NOT REQUIRED.                                                              107

PART III                                                                            107

ITEM 17. NOT REQUIRED.                                                              107

ITEM 18. FINANCIAL STATEMENTS                                                       107

ITEM 19. EXHIBITS                                                                   109

                              FINANCIAL INFORMATION

              The Fletcher Challenge Forests Audited Consolidated Financial Statements (the "audited consolidated financial statements of the Fletcher Challenge Forests Group") have been prepared in accordance with generally accepted accounting practice in New Zealand ("NZ GAAP"). NZ GAAP differs in certain significant respects from generally accepted accounting principles in the United States ("US GAAP"). See note 30 to the Fletcher Challenge Forests Audited Consolidated Financial Statements included in Item 18 for a discussion of these significant differences.

              Our fiscal year ends on June 30. The fiscal year ended June 30, 2002 is referred to as "2001-02" and other fiscal years are referred to in a corresponding manner. All other references to years are to calendar years. The terms "we", "our" and "us" refer to Fletcher Challenge Forests Limited ("Fletcher Challenge Forests") and its consolidated subsidiaries. Fletcher Challenge Forests was formerly known as Fletcher Challenge Limited, which was renamed following the separation of Fletcher Challenge Limited's four operating divisions completed on March 23, 2001. The change in name reflects the fact that, following separation, the Forests Division was Fletcher Challenge Limited's sole remaining business. References in this annual report to Fletcher Challenge Forests prior to the separation refer to the business and operations of the Forests Division of Fletcher Challenge Limited.

              In this annual report, "$" or "NZ$" refers to New Zealand dollars and "US$" refers to United States dollars.


                      FORWARD-LOOKING STATEMENT DISCLOSURE

              This annual report includes "forward-looking statements". All statements, other than statements of historical facts, included in this annual report that address activities, events or developments we expect or anticipate will or may occur in the future, including such things as future cost savings or capital expenditures (including the amount and nature thereof), product prices, business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of our businesses and operations, plans, references to future success and other such matters are forward-looking statements. When used in this annual report, the words "estimate", "project", "anticipate", "expect", "intend", "believe" and similar expressions are intended to identify forward-looking statements.

              These forward-looking statements are based on assumptions and analyses made by us in the light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are relevant in the circumstances. However, whether actual future results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties, including the significant considerations discussed in this annual report. Factors that could cause actual results to differ materially from those implied by the forward-looking statements include, but are not limited to: the outcome of the CNIF Partnership receivership including any loss of the Management Agreement we have with the CNIF Partnership; increases or decreases in global production capacity; changes in market prices, exchange rates and interest rates; imports; industry cyclicality; cost of raw materials; general economic, market and business conditions; the opportunities (or lack thereof) that may be presented to and pursued by us and our subsidiaries; competitive actions by other companies; changes in laws or regulations, including, without limitation, those relating to environmental compliance; and other factors, including those described below under "Item 3. Key Information - Risk Factors" and "Item 4. Information on the Company - Forest Risks", many of which are beyond our control. Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, us, our businesses or our operations.

              These cautionary statements should be considered in connection with any written or oral forward-looking statements that may subsequently be issued by us or persons authorized to act on our behalf. We do not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events.

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not required in this annual report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not required in this annual report.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

FLETCHER CHALLENGE FORESTS GROUP

              The selected consolidated statement of financial position data as at June 30, 2002 and 2001, and the selected consolidated statement of financial performance data for the fiscal years ended June 30, 2002, 2001 and 2000 set forth below have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the Fletcher Challenge Forests Audited Consolidated Financial Statements included in this annual report. The selected consolidated statement of financial position data as at June 30, 2000, 1999 and 1998 and the selected consolidated statement of financial performance data for the years ended June 30, 1999 and 1998 set forth have been derived from the Fletcher Challenge Forests Audited Consolidated Financial Statements for the fiscal years ended June 30, 2000, 1999 and 1998, which are not included in this annual report. Fletcher Challenge Forests' Audited Consolidated Financial Statements are prepared in accordance with NZ GAAP. NZ GAAP differs in certain significant respects from US GAAP. See Note 30 to the Fletcher Challenge Forests Audited Consolidated Financial Statements for a discussion of these significant differences.

                                                                  2001-02    2000-01    1999-00      1998-99    1997-98
                                                                  -------    -------    --------     -------    -------
                                                                   (IN NZ$ MILLIONS, EXCEPT PER SHARE AMOUNTS)
        STATEMENT OF FINANCIAL PERFORMANCE

        Operating Revenue .......................................   664          634        523        446        404
        Operating Expenses ......................................  (932)      (1,680)      (588)      (515)      (488)
                                                                   ----       ------       ----       ----       ----
        Operating Earnings ......................................  (268)      (1,046)       (65)       (69)       (84)
        Forest Crop Revaluation .................................    53         (625)       --         --         --
        Funding Costs ...........................................   (22)        --          --         --         --
                                                                   ----       ------       ----       ----       ----
        Earnings before Taxation ................................  (237)      (1,671)       (65)       (69)       (84)
        Taxation ................................................    (9)         285        102         20         15
                                                                   ----       ------       ----       ----       ----
        Earnings after Taxation .................................  (246)      (1,386)        37        (49)       (69)
        Minority Interest .......................................    (3)           9         (1)         2        (10)
                                                                   ----       ------       ----       ----       ----
        Net Earnings from Continuing Operations .................  (249)      (1,377)        36        (47)       (79)
        Earnings from Discontinued Operations before Taxation ...  --            396        533        155         32
        Gain on Disposal of Discontinued Operations before
          Taxation ..............................................    --          1,126        --         --         --
        Taxation from Discontinued Operations ...................  --           (252)      (187)        (7)       240
                                                                   ----       ------       ----       ----       ----
        Net Earnings ............................................  (249)        (107)       382        101        193
                                                                   ====       ======       ====       ====       ====

        Net Unusual Items included within Operating Earnings
          from Continuing Operations ............................    (351)      (1,021)       (55)       (34)       (49)

        Basic Net Earnings per share  (1)
          Fletcher Challenge Forests (Continuing Operations) ....  $(0.090)   $(0.739)     $0.043     $(0.057)   $(0.099)
          Fletcher Challenge Building (Discontinued) ............  --         $(0.751)     $0.158     $0.046     $0.409
          Fletcher Challenge Energy (Discontinued) ..............  --         $3.634       $0.754     $0.159     $0.364
          Fletcher Challenge Paper (Discontinued) ...............  --         $0.364       $(0.041)   $0.033     $(0.071)

        Diluted Net Earnings per share (1)
          Fletcher Challenge Forests (Continuing Operations) ....  $(0.090)   $(0.739)     $0.040     $(0.060)   $(0.113)
          Fletcher Challenge Building (Discontinued) ............  --         $(0.751)     $0.157     $0.045     $0.381
          Fletcher Challenge Energy (Discontinued) ..............  --         $3.183       $0.635     $0.154     $0.344
          Fletcher Challenge Paper (Discontinued) ...............  --         $0.332       $(0.041)   $0.032     $(0.071)

(1) Effective November 29, 2002 we will consolidate our Preference and Ordinary Shares on a one for five basis, see "Item 5 Operating and Financial Review and Prospects - Recent Developments."

                                                                  2001-02    2000-01    1999-00      1998-99    1997-98
                                                                  -------    -------    --------     -------    -------
                                                                   (IN NZ$ MILLIONS, EXCEPT PER SHARE AMOUNTS)

    Dividends Declared (NZ cents)
       Fletcher Challenge Forests share (Continuing Operations)      --        --         --        --         1.00
       Fletcher Challenge Building share (Discontinued) .......      --        6.00       8.00     12.00      14.00
       Fletcher Challenge Energy share (Discontinued) .........      --        --         8.00     14.00      16.00
       Fletcher Challenge Paper share (Discontinued) ..........      --        --         1.50      3.00       3.00

    Dividends Declared (US cents)
       Fletcher Challenge Forests share (Continuing Operations)      --        --         --        --         0.55
       Fletcher Challenge Building share (Discontinued) .......      --        2.64       3.98      6.26       7.48
       Fletcher Challenge Energy share (Discontinued) .........      --        --         3.98      7.31       8.54
       Fletcher Challenge Paper share (Discontinued) ..........      --        --         0.75      1.57       1.64

    Ratio of Earnings to Fixed Charges (times) ................        (1)         (1)    1.04      1.01           (1)

(1) Earnings under NZ GAAP in 2001-02, 2000-01 and 1997-98 were inadequate to cover fixed charges by $237 million, $1,682 million and $38 million respectively.

AMOUNTS IN ACCORDANCE WITH US GAAP

    Operating Earnings from Continuing Operations                  (458)        (966)       26        30         (1)
    Earnings from Continuing Operations .........                  (390)        (752)       55       (47)       (79)
    Net Earnings ................................                  (390)       1,319       510       156        220

    Ratio of Earnings to Fixed Charges (times) ..                       (2)          (2)  1.07      1.01            (2)

(2) Earnings under US GAAP in 2001-02, 2000-01 and 1997-98 were inadequate to cover fixed charges by $480 million, $953 million and $38 million respectively.

    Basic Net Earnings per share (3)
      Fletcher Challenge Forests (Continuing Operations)        $(0.424)     $(0.869)     $0.065      $(0.057)     $0.009
      Fletcher Challenge Building (Discontinued) ........         --         $(0.477)     $0.250      $0.046       $0.371
      Fletcher Challenge Energy (Trading Operations) ....         --         $0.830       $0.933      $0.175       $0.316
      Fletcher Challenge Energy (Gain on Sale) ..........         --         $4.196         --          --           --
      Fletcher Challenge Energy (Discontinued) ..........         --         $5.026       $0.933      $0.175       $0.316
      Fletcher Challenge Paper (Trading Operations) .....         --         $0.011       $0.009      $0.112       $(0.132)
      Fletcher Challenge Paper (Gain on Sale) ...........         --         $0.704         --          --           --
      Fletcher Challenge Paper (Discontinued) ...........         --         $0.715       $0.009      $0.112       $(0.132)

    Diluted Net Earnings per share (3)
      Fletcher Challenge Forests (Continuing Operations)        $(0.424)     $(0.869)     $0.060      $(0.060)     $(0.012)
      Fletcher Challenge Building (Discontinued) ........         --         $(0.477)     $0.233      $0.045       $0.348
      Fletcher Challenge Energy (Trading Operations) ....         --         $0.744       $0.778      $0.169       $0.301
      Fletcher Challenge Energy (Gain on Sale) ..........         --         $3.649         --          --           --
      Fletcher Challenge Energy (Discontinued) ..........         --         $4.393       $0.778      $0.169       $0.301
      Fletcher Challenge Paper (Trading Operations) .....         --         $0.011       $0.009      $0.109       $(0.132)
      Fletcher Challenge Paper (Gain on Sale) ...........         --         $0.603         --          --           --
      Fletcher Challenge Paper (Discontinued) ...........         --         $0.632       $0.009      $0.109       $(0.132)

(3) Effective November 29, 2002 we will consolidate our Preference and Ordinary Shares on a one for five basis, see "Item 5 Operating and Financial Review and Prospects - Recent Developments."

                                                                         AS AT JUNE 30,
                                                         2002      2001        2000        1999         1998
                                                        -----      -----       -----       -----       -----
                                                                        (IN NZ$ MILLIONS)
    STATEMENT OF FINANCIAL POSITION -
      CONTINUING OPERATIONS

    Reported Capital .............................      1,443      1,443         939         927         898

    Equity and Capital Funds .....................      1,175      1,429       1,939       1,534       1,671
    Liabilities ..................................        516        608       1,269       1,325       1,470
                                                        -----      -----      ------      ------      ------
    Total Liabilities and Equity .................      1,691      2,037       3,208       2,859       3,141
                                                        -----      -----      ------      ------      ------
    Total Assets .................................      1,691      2,037       3,208       2,859       3,141
                                                        -----      -----      ------      ------      ------
    Net Assets ...................................      1,175      1,429       1,939       1,534       1,671
                                                        =====      =====      ======      ======      ======

    STATEMENT OF FINANCIAL POSITION -
    DISCONTINUED OPERATIONS

    Reported Capital .............................       --         --         1,925       1,818       1,801

    Equity and Capital Funds .....................       --         --         7,492       5,917       6,441
    Liabilities ..................................       --           56       5,757       5,690       6,773
                                                        -----      -----      ------      ------      ------
    Total Liabilities and Equity .................       --           56      13,249      11,607      13,214
                                                        -----      -----      ------      ------      ------
    Total Assets .................................       --           56      13,249      11,607      13,214
                                                        -----      -----      ------      ------      ------
    Net Assets ...................................       --         --         7,492       5,917       6,441
                                                        =====      =====      ======      ======      ======

    STATEMENT OF FINANCIAL POSITION - TOTAL

    Reported Capital .............................      1,443      1,443       2,864       2,745       2,699

    Equity and Capital Funds .....................      1,175      1,429       9,431       7,451       8,112
    Liabilities ..................................        516        664       7,026       7,015       8,243
                                                        -----      -----      ------      ------      ------
    Total Liabilities and Equity .................      1,691      2,093      16,457      14,466      16,355
                                                        -----      -----      ------      ------      ------
    Total Assets .................................      1,691      2,093      16,457      14,466      16,355
                                                        -----      -----      ------      ------      ------
    Net Assets ...................................      1,175      1,429       9,431       7,451       8,112
                                                        =====      =====      ======      ======      ======


    AMOUNTS IN ACCORDANCE WITH US GAAP

    Total Assets .................................      2,287      2,898      16,500      14,498      16,387
    Total Term Debt (1) ..........................          5          5       4,627       4,658       5,536
    Net Assets ...................................      1,697      2,093       7,294       5,594       5,891

(1) excludes $264 million (June 2002) and $369 million (June 2001) of debt classified as short term debt under US GAAP.

                                                              2001-02          2000-01      1999-00        1998-99        1997-98
                                                            -----------     -----------   -----------    -----------    -----------
NUMBER OF SHARES

    FLETCHER CHALLENGE FORESTS ORDINARY SHARES (4)
      Number of shares at the beginning of the year ....    922,207,133     847,022,182   823,880,521    776,247,021    771,749,748
      Issue of shares (1) ..............................           --        75,000,000     4,110,364     52,265,161           --
      Shares issued under the Dividend Reinvestment Plan           --              --            --             --        4,512,387
      Net Movement in shares accounted for under the
      Treasury Stock Method ............................           --           184,951    19,031,297     (4,631,661)       (15,114)
                                                          -------------   -------------   -----------    -----------    -----------
                                                            922,207,133     922,207,133   847,022,182    823,880,521    776,247,021
                                                          =============   =============   ===========    ===========    ===========

    FLETCHER CHALLENGE FORESTS PREFERENCE SHARES (4)
      Number of shares at the beginning of the year ....  1,859,015,794            --            --             --             --
      Issue of shares (1) ..............................           --     1,859,015,794          --             --             --
                                                          -------------   -------------   -----------    -----------    -----------
                                                          1,859,015,794   1,859,015,794
                                                          =============   =============   ===========    ===========    ===========

    FLETCHER CHALLENGE BUILDING SHARES

      Number of shares at the beginning of the year ....           --       342,632,401   325,362,696    322,137,521    318,972,622
      Issue of shares ..................................           --              --         359,178        649,840           --
      Shares issued under the Dividend Reinvestment Plan           --         1,908,252     4,605,102      2,524,369      2,169,231
      Net Movement in shares accounted for under the
      Treasury Stock Method ............................           --              --      12,305,425         50,966        995,668
      Cancellation of shares (2) .......................           --      (344,540,653)         --             --             --
                                                          -------------   -------------   -----------    -----------    -----------
                                                                   --              --     342,632,401    325,362,696    322,137,521
                                                          =============   =============   ===========    ===========    ===========

    FLETCHER CHALLENGE ENERGY SHARES

      Number of shares at the beginning of the year ....           --       342,829,686   327,794,752    324,447,409    320,377,803
      Issue of shares ..................................           --         8,287,661       722,964        661,410        550,000
      Shares issued under the Dividend Reinvestment Plan           --              --       3,004,808      3,109,988      2,279,036
      Net Movement in shares accounted for under the
      Treasury Stock Method ............................           --            86,500    11,307,162       (424,055)     1,240,570
      Cancellation of shares (2) .......................           --      (351,203,847)         --             --             --
                                                          -------------   -------------   -----------    -----------    -----------
                                                                   --              --     342,829,686    327,794,752    324,447,409
                                                          =============   =============   ===========    ===========    ===========

    FLETCHER CHALLENGE PAPER SHARES

      Number of shares at the beginning of the year ....           --       637,884,780   636,630,377    636,211,559    636,219,380
      Issue of shares ..................................           --              --       1,254,403        423,725           --
      Net Movement in shares accounted for under the
      Treasury Stock Method ............................           --              --            --           (4,907)        (7,821)
      Cancellation of shares (3) .......................           --      (637,884,780)         --             --             --
                                                          -------------   -------------   -----------    -----------    -----------
                                                                   --              --     637,884,780    636,630,377    636,211,559
                                                          =============   =============   ===========    ===========    ===========

(1) Relates to the issue of 1,709,015,794 Fletcher Challenge Forests Preference Shares following a rights offer in December 2000 and the issue of 75,000,000 Fletcher Challenge Forests Ordinary Shares and 150,000,000 Fletcher Challenge Forests Preference Shares to Rubicon Forests Holdings Limited in March 2001. Fletcher Challenge Forests Limited has two classes of share: Ordinary and Preference. The Preference Shares rank equally with the Ordinary Shares in all respects (including dividend and voting rights) except that the Preference Shares have prior ranking (to the amount of $0.25 per share), in the event of a liquidation of the company, for a period of five years from allotment (December 15, 2000). The Ordinary Shares are entitled to the next $0.25 per share on liquidation and thereafter the Ordinary Shares and Preference Shares share equally. During this period, holders of Preference Shares will vote with holders of Ordinary Shares on all matters except a vote relating to a liquidation of the Company, in which case a separate vote of the holders of the Preference Shares will be required.

(2) As part of the separation process which had an effective date of March 23, 2001, Fletcher Challenge Building became a newly created stand-alone publicly listed company, Fletcher Building Limited; Fletcher Challenge Energy was sold to Shell and Apache Corporation; and Fletcher Challenge Forests remains as the continuing business of Fletcher Challenge Limited, re-named Fletcher Challenge Forests Limited. Holders of Fletcher Challenge Building Shares received, in exchange for each Fletcher Challenge Building Share, one fully paid share in Fletcher Building Limited. Fletcher Challenge Energy shareholders received for each Fletcher Challenge Energy Share US$3.55 in cash and one fully paid share in Rubicon Limited, and for every 70 Fletcher Challenge

       Energy Shares an entitlement to a share in Capstone Turbine Corporation. Fletcher Challenge Forests shareholders continue to hold existing Fletcher Challenge Forests Ordinary and Preference Shares in Fletcher Challenge Forests Limited. As part of the separation process the Fletcher Challenge Building and Energy Shares were cancelled.

(3) Following the sale of Fletcher Challenge Paper to Norske Skog on July 28, 2000, these Fletcher Challenge Paper Shares were cancelled.

(4) Effective November 29, 2002 we will consolidate our Preference and Ordinary Shares on a one for five basis, see "Item 5 Operating and Financial Review and Prospects - Recent Developments."

              We do not prepare a "two step" statement of financial performance which presents operating revenues, expenses and earnings followed by other income and expense items. All items of revenue and expense excluding forest crop revaluation, funding costs, taxation and minority interest, are recorded as operating revenues and expenses. If a "two step" statement of financial performance format were used, equity earnings, interest on securities, profits (losses) on sales of securities and certain unusual or infrequently occurring transactions would be reclassified as non-operating. See Notes 2 and 3 to the Fletcher Challenge Forests Audited Consolidated Financial Statements for the components of operating revenue and earnings.

EXCHANGE RATES

              The following table sets forth, for the periods indicated, certain information concerning the rates of exchange of one New Zealand dollar into United States dollars based on the noon buying rate in New York City for cable transfers in NZ$ as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate").

    FISCAL YEAR(1)                             AT PERIOD END   AVERAGE RATE(2)      HIGH          LOW
    --------------                             -------------   ---------------      ----          ---
                                                              (US$ PER NZ$1.00)

    1997-98 ..............................       0.5200            0.5901          0.6780       0.4960
    1998-99...............................       0.5295            0.5261          0.5825       0.4838
    1999-00...............................       0.4690            0.4994          0.5360       0.4527
    2000-01...............................       0.4047            0.4198          0.4675       0.3920
    2001-02...............................       0.4860            0.4326          0.4962       0.3996
    2001-02   May 31......................       0.4790               -            0.4790       0.4455
              June 30.....................       0.4860               -            0.4962       0.4834
    2002-03   July 31.....................       0.4685               -            0.4927       0.4630
              August 31...................       0.4679               -            0.4718       0.4505
              September 30................       0.4698               -            0.4748       0.4655
              October 31                         0.4856               -            0.4893       0.4710

--------------
(1) Exchange rates are presented for the fiscal year ended June 30 unless otherwise noted.

(2) The average of the exchange rates on the last day of each month during the period.

              The Noon Buying Rate on November 14, 2002, was NZ$1.00 =
US$0.4995.

              Fluctuations in the NZ$/US$ exchange rate will affect the US$ equivalent of the NZ$ price of our shares and, as a result, are likely to affect the market price in the United States of the ADSs, representing the shares. Such fluctuations will also affect the US$ amounts received by holders of ADSs on conversion by the Depository of cash dividends paid in NZ$ on the shares underlying the ADSs. For additional information concerning the impact of exchange rates on our operations, see "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

RISK FACTORS

THE OUTCOME OF THE CNIF PARTNERSHIP RECEIVERSHIP HAS CREATED INDUSTRY UNCERTAINTY, AND COULD RESULT IN THE CANCELLATION OF OUR CONTRACT FOR THE MANAGEMENT OF THE PARTNERSHIP AND THE LOSS OF CURRENT SYNERGIES.

              The CNIF Partnership was formed to acquire and manage the forestry assets of the Forestry Corporation of New Zealand. Primarily as a result of low United States dollar log prices the CNIF Partnership breached certain loan ratios and covenants at December 31, 2000, putting the senior bank debt facility of approximately US$654 million in default. In February 2001, the lending banks appointed Mr Michael Stiassny and Mr Grant Graham of Ferrier Hodgson as receivers to manage the sale of the CNIF Partnership's assets, and since that date the business has been maintained as a going concern, under our continuing management.

              As a result of the default and the likely realization of the CNIF Partnership's assets, we have written off our equity and the carrying value of our second - ranking loan to the CNIF Partnership. Interest accruing on our loan to the CNIF Partnership also ceased to be recognized as income from December 2000.

              On June 17, 2002 we reached a conditional agreement with the Receivers of the CNIF Partnership to purchase the CNIF Partnership assets. At a Special Meeting of shareholders on August 13, 2002, the proposed acquisition of the CNIF Partnership assets was not approved by the required majority of our shareholders and the agreement with the Receivers was terminated.

              We recently announced that we are no longer pursuing any ownership involvement in the CNIF Partnership. It is our understanding that the Receivers are continuing to try to sell the assets of the CNIF Partnership, but that no sale has yet been concluded with the Receivers.

              The Receivers have requested a revised management proposal from us and, we understand, other parties, in respect of the ongoing management of the CNIF Partnership. Also, a new owner of the CNIF Partnership might not wish to continue with us as manager.

               As a result, although the CNIF Partnership currently remains under our management, the future of our Management Agreement and the CNIF Partnership is uncertain.

              The outcome of the receivership process or any steps taken to replace us as manager of the CNIF Partnership could result in the loss of our contract for management of the CNIF Partnership resulting in the loss of the management fee contribution, a loss of synergies currently available to us under that contract, which we estimate would be approximately $10-15 million per year and the loss of combined marketing benefits. A new owner of the CNIF Partnership could establish its own marketing and distribution networks and ultimately become another competitor of ours. In addition, the fragmentation of export marketing could have a material adverse effect on export product prices and our strategic growth objectives could be frustrated by inadequate supply of wood for our processing plants.

WE HAVE BEEN NAMED IN AN ACTION AGAINST US TO TERMINATE THE MANAGEMENT AGREEMENT BETWEEN FLETCHER CHALLENGE FORESTS INDUSTRIES LIMITED AND THE CNIF PARTNERSHIP, AND FOR SUBSTANTIAL DAMAGES.

              We have been named as a defendant in an action by CITIC New Zealand Limited (now in receivership). CITIC and our subsidiary Forestry Corporation of New Zealand Limited (in receivership) are equal partners in the CNIF Partnership, which is now in receivership. The Receivers now control the litigation. The claims made relate to a number of issues in connection with the management of the CNIF Partnership before it was placed in receivership and to the value of the assets purchased from the Fletcher Challenge Group upon the establishment of the CNIF Partnership in 1996. A substantial award of damages has been sought, although not formally quantified. However, before the receivership, the claims against the Fletcher Challenge Group were informally quantified by CITIC to be US$182 million, excluding any amount for the claim relating to the assets originally purchased from the Fletcher Challenge Group on the establishment of the CNIF Partnership.

              We believe the claims are substantially without merit. A provision of $5 million was established in December 2000 to cover legal costs relating to this litigation. The remaining provision balance, as at June 30, 2002, of $4 million is considered adequate to meet further legal expenses. It is not currently possible to estimate any non-recurring or ongoing financial impacts arising from these disputes. Given the materiality of the assets, activities and issues involved, we can give no assurance that a material adverse financial impact will not occur as a result of these claims or any other claims made by CITIC.

THE OUTCOME OF THE CNIF PARTNERSHIP RECEIVERSHIP PROCESS COULD NEGATIVELY AFFECT OUR SUPPLY AGREEMENTS UNDER THE TASMAN CONTRACTS.

              We consider that the Tasman contracts constitute an interest in the CNIF Partnership and that any purchaser must acquire the CNIF Partnership assets subject to our rights under the contract. Should the Receivers of the CNIF Partnership attempt to dispose of the assets of the CNIF Partnership without requiring the purchaser to take over the obligations of the Partnership under the Tasman contracts or reaching alternative arrangements acceptable to us, it is likely that we would commence court proceedings for an order restraining them from doing so. In the event that our position is not upheld, wood supply to our mills could be adversely affected, as could our ability to meet supply obligations to third parties. See also "Item 4. Information on the Company - CNIF Partnership - The Tasman Contracts".

THE CARRYING VALUE OF OUR FOREST ESTATE IS DEPENDENT ON MARKET PRICES.

              The value of our forest estate is dependent on market prices (based upon a historic 12 quarter pricing series) and key operating assumptions over a long timeframe. We manage our harvest scheduling with the objective of achieving the maximum economic return from a rotation, and currently use an average rotation length of approximately 27 years for Radiata pine and 37 years for Douglas fir.

              Any change in market prices, key operating factors (including the outcome of the CNIF Partnership receivership) or cost of capital could have a significant impact on the accounting carrying value of the forest estate, which would be recognized within the Statement of Financial Performance. Any writedown in the carrying value of the forest estate could have a material adverse impact on our financial condition or results of operations.

WE ARE SENSITIVE TO MOVEMENTS IN THE NEW ZEALAND DOLLAR EXCHANGE RATE.

              Our financial performance is sensitive to the New Zealand dollar exchange rate. A strengthening of the New Zealand dollar would cause a fall in our operating revenue, which would be partly offset by a reduction in our operating and interest costs as fuel, freight and interest costs are largely denominated in US dollars. In addition the carrying value of our forest estate is based upon New Zealand dollar market prices. Accordingly any movements in the New Zealand dollar could have a material impact on our financial condition or results of operations.

              The currency denomination and quantum of debt outstanding is managed so that economic risk exposure to currency movements on the aggregate of balance sheet and net revenue items is offset within defined policy limits. Our current policy is to maintain foreign currency denominated debt representing 40% to 70% of our aggregate balance sheet and net revenue items (based upon our forecast net foreign currency revenue streams for the following 12 months). This is intended to provide a natural hedge.

WE FACE STRONG COMPETITION BOTH IN OUR COMMODITY LOG BUSINESS AND IN OUR APPEARANCE PRODUCT BUSINESS.

              The international market for logs is highly competitive in terms of price and quality. In addition to other New Zealand producers, we also compete with producers from the United States, Canada, Chile, Brazil, the Russian Federation, Australia, South Africa and South-East Asia. Competitive factors within a market area generally include price, species and grade, proximity to consuming facilities, and ability to meet customers' requirements.

              We are experiencing strong competition in our North American appearance product business. Radiata pine moldings from Chile and pine moldings from the United States and Brazil compete with our New Zealand Radiata pine moldings in the do-it-yourself sector of the North American market. Competition is primarily based on price.

              Some of our products are subject to competition from products which perform the same or similar functions. These include alternative wood types and products such as medium density fiberboard. Changes in consumer preference in favor of these alternative products, comparative pricing levels of the competing products and technological advances of these products could all materially affect our financial performance.

WE DO NOT INSURE AGAINST SOME CATASTROPHIC RISKS.

              Fire, storm, earthquake, volcanic eruption, wind damage and disease pose risks to our forests. As part of our corporate risk management strategies we do not insure against these risks. While our forest management activities attempt, where possible, to minimize these risks, the occurrence of one or more of them could have a material adverse effect on our financial condition and results of operations. See also "Item 4. Information on the Company - Forest Risks".

OUR COSTS MAY INCREASE IF THE NEW ZEALAND GOVERNMENT RATIFIES THE KYOTO
PROTOCOL.

              The New Zealand Government has announced that it intends to ratify the Kyoto Protocol on climate change. To this end, the Government has passed the Climate Change Response Act 2002 which provides for the establishment of certain administrative powers and bodies that are necessary or desirable under the Protocol, with a view to enabling its ratification. Further legislation may be required to implement specific policies aimed at achieving compliance with the emission reduction obligations under the Protocol if it comes into force.

                If ratified in its current form, the Protocol would require New Zealand to comply with emission targets, and additional costs are likely to be passed on, directly or indirectly, to users of fossil fuels. In addition, approximately 95% of our owned and managed forests are non-Kyoto forests (forests planted prior to January 1, 1990 or post January 1, 1990 on land that was not previously in some other land use and which did contain forest), and, if logged after the implementation of the emission regime, could be expected to attract some form of liability to comply with the regime unless the forest is replanted. This would cause our costs to increase and could make us less competitive compared to non-Kyoto countries, which might in turn have a material adverse effect on our financial condition or results of operations. However, on April 30 2002 the New Zealand Government released its preferred policy package, which stated that it proposed to retain sink credits and harvest/deforestation liabilities. The Government proposes to assume the liabilities created by the Protocol for deforestation, at least for the period 2008-2012, although the liability will be capped nationally at 10% of the area of forest expected to be harvested over that period. If the Government enacts the above proposal, it is expected to significantly reduce the potential material adverse effect on our financial condition or results of operations.

OUR BUSINESS COULD BE NEGATIVELY AFFECTED BY GOVERNMENT ACTION.

              Our operations could be negatively affected by various forms of government action in the various countries in which we operate or provide services to customers, including but not limited to controls on imports, exports and prices, new forms of taxation, environmental laws and regulations and other types of government regulations.

WE ARE NOT IN COMPLIANCE WITH THE RESTRICTIONS IMPOSED BY OUR SECURED DEBT FACILITY.

              Our secured debt facility imposes restrictions on our activities, including on our ability to grant security interests in our assets, dispose of our assets, how we apply proceeds of any asset sales, our ability to engage in transactions with our affiliates, merge with other entities, or materially alter the nature of our business, and requires compliance with financial covenants. These and other restrictions imposed by the debt facility are described under
Item 10. "Additional Information - Material Contracts" on page 95.

              Since the initial drawing of the facility on March 23, 2001 we have identified that both Earnings before Interest and Taxation and Total Tangible Assets of Restricted Subsidiaries represent less than the minimum required 90% of our consolidated Earnings before Interest and Taxation and Total Tangible Assets respectively. We have communicated with the Facility Agent and requested a waiver of this requirement and that the Facility be amended. The Facility Agent had indicated a willingness to grant an amendment subject to agreement by all members of the banking syndicate being satisfied that their security has not been materially affected. We have subsequently decided to re-finance the bank debt to achieve lower borrowing costs and greater flexibility. The re-financing is expected to be completed during February 2003.

FOLLOWING THE SEPARATION OF THE FLETCHER CHALLENGE GROUP, FLETCHER CHALLENGE FORESTS COULD BE SUBJECT TO LIABILITIES OF THE SEPARATED DIVISIONS.

              Following the separation of the Fletcher Challenge Group, which was completed in March 2001, we remain as the continuing business of Fletcher Challenge Limited, renamed Fletcher Challenge Forests Limited. To the extent practicable, as part of separation, the assets and liabilities of Fletcher Challenge Building, Fletcher Challenge Energy and Fletcher Challenge Paper are no longer held by us.

              However, some of the Fletcher Challenge Limited assets and liabilities were difficult to isolate or to transfer. Prior to separation, the new owners of the former Fletcher Challenge divisions entered into an agreement with us, the Amended and Restated Deed Relating to Assets and Liabilities, by which the economic benefits and risks of these assets and liabilities were assumed by the division to which they are properly attributed. Following separation, any claims made on us that are properly attributed to one or more of the other three divisions requires us to exercise our rights under the Amended and Restated Deed Relating to Assets and Liabilities to require payment from the relevant division or its successor or purchaser. We are exposed to the risk that, in these circumstances, the relevant division (or its new owners (see "Item 4. Information on the Company - History and Development of the Company ")) will not, or cannot, make the required payment. In the 19 months since separation no claims have been made on us that have required us to exercise our rights under the Amended and Restated Deed Relating to Assets and Liabilities. However, since separation two claims have been served on us which we have passed onto the new owners of the former Fletcher Challenge Paper and Energy Divisions. Accordingly no assurance can be given that we will not be required to exercise our rights under the Amended and Restated Deed Relating to Assets and Liabilities in the future. If this was to occur, it could have an adverse effect on our financial condition or results of operations. The Amended and Restated Deed Relating to Assets and Liabilities is discussed in greater detail under "Item 10. Additional Information - Material Contracts" and has been filed with the SEC as an exhibit to this annual report, see "Item 19. Exhibits".

ITEM 4.  INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

              Fletcher Challenge Forests is a New Zealand based forest owner and manager and a leader in solid wood Radiata pine plantation forestry, with integrated manufacturing and distribution channels supplying solid wood products to consumers in New Zealand, Australia, the United States and throughout Asia. We also supply logs to industrial customers throughout the Pacific Rim. All of our product is sourced from intensively managed, renewable forests. Fletcher Challenge Forests is a registered company incorporated in New Zealand under the Companies Act 1993 (New Zealand). Our principal executive offices are located at Fletcher Challenge Forests House, 8 Rockridge Avenue, Penrose, Auckland, New Zealand (telephone 011-64-9-571-9800). Fletcher Challenge Limited was incorporated on November 10, 1980, and we were renamed Fletcher Challenge Forests Limited effective April 17, 2001 following completion of the separation of the Fletcher Challenge Group on March 23, 2001.

BACKGROUND

              The Fletcher Challenge Group was formed in 1981 as a result of a merger of three New Zealand companies.

              Fletcher Challenge Limited evolved a targeted share structure consisting of four classes of equity securities, each of which was designed to track the performance of one of its four business divisions: Fletcher Challenge Building; Fletcher Challenge Energy; Fletcher Challenge Forests; and Fletcher Challenge Paper. This capital structure was achieved by attributing assets and liabilities from the Fletcher Challenge Group's operations to the various divisions. However, the divisions were not legal entities themselves, and each division's shares were classes of shares in Fletcher Challenge Limited.

              In December 1999, the Fletcher Challenge Limited board announced its intention to dismantle the Fletcher Challenge Group's targeted share structure and separate its four unincorporated business divisions. In April 2000, the Fletcher Challenge Limited board announced that it had reached agreement to sell Fletcher Challenge Paper to Norske Skogindustrier ASA (Norske
Skog), a global publication paper producer based in Norway. The transaction was approved by Fletcher Challenge Limited shareholders on July 4, 2000, and settlement occurred on July 28, 2000. Under the terms of the agreement, Norske Skog acquired all of the outstanding Fletcher Challenge Paper shares for $2.50 per share and made a cash payment equal to the sum of the Fletcher Challenge Group debt and Fletcher Challenge Industries' Capital Notes attributed to Fletcher Challenge Paper as at the settlement date of the transaction, and Fletcher Challenge Paper's share of the total costs of separating from the targeted share structure.

              In October 2000, recommendations were announced for the remaining divisions: Building, Energy and Forests. These were approved by Fletcher Challenge Limited shareholders at a special meeting of shareholders held on March 6, 2001. With an effective date of March 23, 2001, Fletcher Challenge Building became a newly created stand-alone publicly listed company, Fletcher Building Limited; Fletcher Challenge Energy was sold to Shell and Apache Corporation; and a new publicly listed company was created, Rubicon Limited. Holders of Fletcher Challenge Building shares received, in exchange for each Fletcher Challenge Building share, one fully paid share in Fletcher Building Limited. Fletcher Challenge Energy shareholders received US$3.55 for every Fletcher Challenge Energy share held, an entitlement of one fully paid Capstone Turbine Corporation share for every 70 Fletcher Challenge Energy shares held, and one fully paid share in Rubicon Limited for every Fletcher Challenge Energy share held. The operations of Building, Energy and Paper are referred to within the Fletcher Challenge Forests Audited Consolidated Financial Statements and elsewhere in this annual report as Discontinued Operations.

              During November and December 2000, we undertook a rights offer to our existing Fletcher Challenge Forests shareholders to raise NZ$414 million (after deducting issue expenses). This offer was completed on December 15, 2000.

              Fletcher Challenge Forests remains as the continuing business of Fletcher Challenge Limited, re-named Fletcher Challenge Forests Limited from April 17, 2001. Our shareholders continue to hold existing Fletcher Challenge Forests Ordinary and Preference Shares in Fletcher Challenge Forests Limited. Our business consists of solid wood plantation forestry and related downstream wood processing and distribution assets and operations. The operations of Fletcher Challenge Forests are referred to within the Fletcher Challenge Forests Audited Consolidated Financial Statements and elsewhere in this annual report as Continuing Operations.

BUSINESS OVERVIEW

GENERAL

              As at June 30, 2002, we owned or managed interests in approximately 279,000 net stocked hectares (690,000 net acres) of plantation forests in New Zealand, of which approximately 108,000 net stocked hectares (39%) is owned estate and approximately 171,000 net stocked hectares (61%) is managed estate (which includes 162,000 net stocked hectares managed for the CNIF Partnership) and 10 solid wood manufacturing facilities in New Zealand (including 3 facilities managed for the CNIF Partnership). We use customer focused forest management, processing and delivery systems to supply solid wood product solutions to markets around the world. The concept of "solid wood plantation forestry" is that trees are intensively managed and grown as a separate economic endeavor to supply wood to an open market. The trees are planted, intensively managed (thinned and/or pruned) and then harvested, on a regular cycle. Approximately 31% of the total managed forests yearly out-turn is sold to the downstream manufacturing facilities managed by us, and the remainder is sold on the domestic (31%) and export (38%) log markets. In addition to our operational base in New Zealand we have sales offices in Australia, China and the United States.

              When we created Fletcher Challenge Forests in the 1993 Fletcher Challenge Limited reorganization, the Fletcher Challenge Limited board of directors initially attributed to Fletcher Challenge Forests all of the material plantation forestry assets, where the strategic focus was predominantly on solid wood end-use. Since our formation in 1993 we have initiated a strategy of vertically integrating our operations to include downstream processing and distribution of solid wood products. This strategy incorporates a number of marketing initiatives designed to both grow the demand for Radiata pine and to uplift Radiata pine from lower value uses such as packaging and temporary construction, to higher value appearance and structural uses. To do this effectively, we believe it is necessary to participate in both the processing and distribution components of the resource-to-customer chain, so that we can better understand the needs of end users and effectively manage the quality issues that are increasingly important to end-customers in higher value markets.

              As part of this strategy, during 1995-96 we built two remanufacturing plants in the central North Island of New Zealand and a plywood mill in Argentina. We also acquired a 50% interest in American Wood Moulding, a moldings distributor to large home centers in the United States. In addition, effective July 1, 1996, Fletcher Challenge Building transferred to us, for $93 million, the solid wood processing activities (three sawmills and one plywood mill) and associated assets, rights and obligations of Tasman Lumber and H.T. Plywood.

              During 1996-97, a consortium including Fletcher Challenge Forests acquired the business of Forestry Corporation of New Zealand (now in receivership), or FCNZ, including cutting rights and related downstream solid wood processing activities. We now have a 50% interest in the partnership holding the FCNZ assets, known as the CNIF Partnership, and manage the CNIF Partnership's operations pursuant to a management agreement. The CNIF Partnership was placed in receivership in February 2001. Following the acquisition of the FCNZ assets, we rationalized our New Zealand plantation forests by selling a total of 60,600 net stocked hectares in the Nelson/Marlborough region of the South Island, and the East Coast and South Auckland regions of the North Island.

              Effective June 30, 1999, we sold our 51% position in Forestal Bio Bio to RII Chile Limited for US$104.5 million. The sale was part of a strategy to reduce our level of debt.

              During 1999-2000 we extended our distribution and marketing network in the United States with the purchase of a one-third share in The Empire Company for $9 million, a moldings distributor based in Michigan.

              In 2000-01 we raised net proceeds of $414 million through a 2:1 rights offer of new Preference Shares, and a further $170 million from Rubicon Limited through the sale of our biotechnology and South American assets ($80 million) and a share placement ($90 million), all as part of the Fletcher Challenge Group separation process. We used the net proceeds principally to reduce debt.

              On June 17, 2002 we reached conditional agreement with the Receivers of the CNIF Partnership to purchase the CNIF Partnership assets. In addition to the purchase of the CNIF Partnership assets we announced associated funding arrangements involving a placement of new shares to SEAWI, a new debt facility of US$600 million, a short-term standby facility of US$65 million and the exit by Rubicon from its cornerstone shareholding. At a Special Meeting of shareholders on

August 13, 2002, the proposed acquisition of the CNIF Partnership assets and associated transactions were not approved by the required majority of our shareholders and the agreements were terminated. As a result, although the CNIF Partnership assets currently remain under our management, the future ownership of the CNIF Partnership remains uncertain. On November 13, 2002, we announced that we were no longer pursuing any ownership interest in the CNIF Partnership.

STRATEGY

              Our strategy is to move Radiata pine to its higher value end-uses. In doing so, we are playing an important role in the repositioning of Radiata pine through innovative technology and market, product and brand development.

              The strategy has been implemented through the establishment of strategic business units that have a clear market and product focus. The strategic business units are supported by a cross business unit infrastructure in areas such as manufacturing excellence, supply chain management, shipping, and product and market development.

              Our immediate priority is to focus on our existing business strengths to maximise our performance. We are undertaking expansions of our plywood manufacturing facility at Mount Maunganui, where capacity is being increased by approximately 25%, and we are installing a third molding line at our solid wood molding plant at Taupo, to increase production of solid lineal moldings for the United States market. A number of other opportunities to expand our processing and marketing operations will be evaluated during 2002-03.

              We will continue to work with other New Zealand industry participants on export marketing initiatives directed at improving the market positioning of Radiata pine, lowering logistics costs and developing new markets. We will also continue to promote industry consolidation initiatives which have the potential to improve export marketing, lower costs of operations, and create value for our shareholders.

              We announced on November 13, 2002 that we intend to implement a capital management plan to return excess capital to shareholders.

                We currently intend that the initial tranche will comprise an on-market share buy-back of $50 million, details of which will be announced in conjunction with our interim results announcement in February 2003. We expect this to be followed by additional tranches: the size, timing and method of capital return being determined by market conditions and our circumstances, for example, our ability to sell some of our forest estate on attractive terms.

              We believe that there are likely to be potential buyers of parts of our forest estate who are prepared to pay prices for those assets that are significantly higher than the value ascribed by the market in our share price. If we can reduce our level of investment in trees on terms that achieve appropriate value for shareholders and secure an adequate supply for our processing and marketing strategies, then we will do so. Any such sales would release further capital for potential return to shareholders.

INDUSTRY CONDITIONS AND COMPETITION

              The demand for solid wood products depends upon international and domestic market forces, competition, and other factors. In particular, the demand for sawlogs for structural lumber and appearance grade products is affected by the level of residential construction and remodeling activity in the economies in which we operate. Residential construction activity is subject to cyclical fluctuations due to changes in economic conditions, interest rates, population growth and other economic and demographic factors.

              Sawlogs are also used to produce packaging and temporary construction lumber in key Asian markets. This demand is driven by internal infrastructure spending and export activity. The demand for pulplogs is affected by the level of general economic activity and the related level of paper consumption. The supply of logs depends on climatic conditions, wood availability and regulatory and environmental constraints.

              The international market for logs is highly competitive in terms of price and quality. In addition to other New Zealand producers, we also compete with producers from the United States, Canada, Chile, Brazil, the Russian Federation, Australia, South Africa and South-East Asia. Competitive factors within a market area generally include price, species and grade, proximity to wood consuming facilities, and ability to meet customers' requirements. Environmental certification is also becoming a point of differentiation, as Asian manufacturers who are exporting finished product (to the United States in particular) are increasingly obliged to source environmentally certified feedstock.

              The domestic market for sawlogs in New Zealand is driven primarily by demand from domestic sawmillers and other wood processors. Prices for logs in the domestic market are increasingly being influenced by the prices available in export markets.

              In New Zealand, we compete with other large New Zealand producers including a number of offshore forestry companies with investments in New Zealand forest estates.

OPERATING SUMMARY

              The following tables set out selected sales volumes for the periods indicated.


                                           2001-02     2000-01    1999-00
                                           -------     -------    -------
                                                     (THOUSAND M3 (1))
    LOG / RESIDUE SALES
    Forest Estate
         Pruned Radiata pine Sawlogs ...       124         70        105
         Structural Radiata pine Sawlogs       230        229        188
         Utility Radiata pine Sawlogs ..       549        484        554
         Industrial Radiata pine Sawlogs       322        220        333
         Douglas Fir Sawlogs ...........         1          1          2
         Pulp Logs and Residues ........       361        411        410
         Production Thinnings ..........       156        105          9
                                           -------     -------    -------
    Total Forest Estate ................     1,743      1,520      1,601
    Third Party Trading(2) .............     2,091      2,602      2,296
    Intra-Company Trading ..............      (622)      (535)      (578)
                                           -------     -------    -------
    Total ..............................     3,212      3,587      3,319
                                           =======     =======    =======

    MANUFACTURED PRODUCT SALES(3)
    Solid Lineal Moldings ..............        31         26         26
    Laminated and Finger-Jointed Product        84         77         69
    Lumber .............................       553        498        517
                                           -------     -------    -------
    Total ..............................       668        601        612
    Third Party Lumber Trading .........        82         85         96
                                           -------     -------    -------
    Total ..............................       750        686        708
                                           =======     =======    =======


    ---------------
(1)  Represents 100% of the volumes from managed operations excluding CNIFP.

(2)  Includes logs, chips and residues.

(3)   Excludes 50% owned associate operations in Argentina (sold March 2001).

NATURE OF HARVEST PROFILES -- FORWARD-LOOKING STATEMENTS

              The following sections contain the harvest profile of our plantation forests. This profile has been derived from computer models, historical data relative to each stand, and assumptions concerning future events, including but not limited to assumptions in relation to growth rates, loss due to fire, disease, pests, climate and acts of God, market conditions, desired harvest characteristics, pruning regime and replanting. Accordingly, the profile comprises forward-looking statements (as this phrase is defined in the Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934) and is included in reliance upon the safe harbors provided by these Acts and sections. As forward-looking statements, the profile is subject to significant risks and uncertainties, including those described under "Forest Risks" below, many of which are outside our control. If the assumptions upon which the profile is based prove incorrect, the actual results will differ from those expressed or implied by the profile, and those differences may be material. There can be no assurance that the assumptions upon which the profile is based are correct. For more information about some of the risks that, if realized, will cause actual results to differ materially from those expressed or implied by the profile, see "Forest Risks" below and "Item 3. Key Information - Risk Factors".

              We do not represent that the profile will be realized or achieved, and we note that the uncertainty of assumptions and results increases as the estimate horizon extends further into the future. Unforeseen developments may result in significant variations from this profile.

              The harvest profile assumes:

              1. The trees are harvested at or close to "biological maturity" (the point in time which maximises net present value assuming constant prices), subject to the total volume harvested not varying by more than ten per cent year on year.

              2. No attempt is made to factor in predictions of market demand or the impact of changes in third party supply volumes, including changes in supply from the CNIF Partnership estate.

              3. There is no further expansion, acquisition or divestment of forests.

              4.     Cost structures continue at present levels.

              5. The future patterns of tree growth reflect past growth patterns. The productivity of recently planted areas incorporates some growth benefit over the existing mature estate due to improvements in tree breeding and silviculture (the practice of tending forest crops based on knowledge of forestry; more particularly managing all aspects of the establishment, composition and growth of forests).

              6. The forest estate will continue to be managed according to the silvicultural regimes currently practiced and in compliance with all currently applicable environmental regulations.

              7.     The existing tree crop only is valued.

              8. No allowance has been made for catastrophic losses that may result from fires, wind storms, volcanic eruptions, earthquakes or disease. Normal attrition losses due to wind, endemic pathogens and inter-tree competition are included within the estimated harvest.

              9. The harvest pattern derived will satisfy all existing contractual commitments in any given year.

              10. The average rotation age is approximately 27 years for Radiata pine, and 37 years for Douglas fir.


FOREST AND LOGS

         OVERVIEW

              The Forest and Logs business unit incorporates forest establishment and management, log manufacturing, log sales and marketing, log trading, transport and supply chain activities for our owned and managed estates. Our Forest and Logs unit sources logs and chips from our operations and from third parties for sale primarily to industrial customers in New Zealand (including our owned and managed mills) and Asia. Forest and Logs is responsible for optimizing the harvest from our forests, while meeting the supply requirements of our key customers.

              Diversification into new markets to reduce the reliance on the traditional, core markets is a key element of the Forest and Logs strategy. Being able to supply Forest Stewardship Council (FSC) certified resource has proven thus far to be a key competitive advantage in securing supply contracts and developing new business. A further focus is in enhancing the technical support and service area of our log sales business, by coordinating with key customers to assist them in the utilization and technical development of Radiata pine.

              With the exception of the forest resource area information, the following description of the Forest and Logs business excludes the assets and the operating results of the CNIF Partnership (which was equity accounted up until December 31, 2000). The CNIF Partnership operations are covered in a separate section below.

              Our forests are located in the central North Island of New Zealand. Radiata pine is a softwood species, which constitutes approximately 98% of our forests. The climate and soils of New Zealand are very favorable for tree growth, resulting in average harvesting ages for sawlogs of about 27 years for Radiata pine and 37 years for Douglas fir.

         LAND OWNERSHIP AND RIGHTS

              As at June 30, 2002, our forests included an interest in approximately 279,000 net stocked hectares, of which approximately 108,000 net stocked hectares (39%) is owned estate and approximately 171,000 net stocked hectares (61%) is managed estate. Of the owned estate, approximately 76,000 net stocked hectares (70%), is located on freehold (fee simple) land, and the balance of approximately 32,000 net stocked hectares (30%) is held under leases, forestry rights, Crown forestry licenses or similar arrangements. The managed estate includes the CNIF Partnership (in receivership) estate of approximately 162,000 net stocked hectares. All of these tenures enable the forest estate to be harvested from the relevant land. During 2001-02 we sold the land under the Ngatapa Forest but retained the right to log the standing trees. Ngatapa was a land area of 9,543 hectares with a net stocked area of 1,258 hectares.

              Leases are rights granted by the owner of freehold land to the lessee, generally including exclusive possession and use of the land. Fletcher Challenge Forests' leases enable us to use the land for forestry purposes and usually have a term lasting for two rotations. Forestry rights permit a person other than the owner to establish, manage and harvest, or simply manage and harvest, an estate of trees on the land. Our forestry rights have a term lasting for a minimum of one rotation. The CNIF Partnership Crown forestry licenses carry rights similar to forestry rights. They usually have an effective initial term of at least 35 years. Generally, they can only be terminated by the Crown on not less than 35 years' notice, providing an effective term of two rotations in most circumstances (other than where the Waitangi Tribunal recommends that land be returned to Maori. See "Regulatory Issues - Treaty of Waitangi " on page
30).

              For the purposes of the following analysis, leases, forestry rights and other non-freehold forms of land tenure (other than Crown forestry licenses) have been shown together. The following table shows the breakdown by land tenure and use as at June 30, 2002.

                                                             LEASEHOLD/FORESTRY    CROWN FORESTRY
      FLETCHER CHALLENGE FORESTS              FREEHOLD         RIGHTS/OTHER (1)        LICENSES           TOTAL
      --------------------------              --------       ------------------    ---------------        -----
      (net stocked area)                                                   (HECTARES)

      OWNED ESTATE                              75,685             30,260               2,502           108,447

      MANAGED ESTATE:
        CNIF Partnership (in receivership)       1,188                761             160,224           162,173
        Other                                    3,635              4,600(2)              372             8,607

      TOTAL OWNED AND MANAGED                   80,508             35,621             163,098           279,227

      ---------------

1. Includes other arrangements which enable us to obtain the forest crop, none of which are material by themselves.

2. Includes 1,775 hectares under management contracts in which we have no equity interest

              Under a small number of our leases and forestry rights, the landowners have elected to receive a proportion of the rental payable in cash, with the balance capitalized and payable to the landowner as a proportionate "equity share" of net harvest revenues, either in cash or in forest produce.

              Included in Fletcher Challenge Forests is an 82.5% interest in Tarawera Forests Limited, with 10.8% held by Maori Investments Limited and 6.7% by the Crown. Tarawera Forests has a net stocked area of 20,800 hectares. We are responsible for the management of the forestry operations of Tarawera Forests and the marketing of the forest output. The operations are subject to the overall direction of the board of directors of Tarawera Forests.

         DISTRIBUTION OF FORESTS AND AGE CLASS PROFILE

              The central North Island contains the largest concentration of Radiata pine forests in New Zealand and the majority of New Zealand's and our wood processing infrastructure. Approximately 96% of the owned estate is located in this area. Our forests have an age class profile skewed towards mid-rotation age classes, and an average age of 14 years. Many of our forests are in contiguous blocks, and are served by a developed local infrastructure of roads, ports, processing plants, skilled labor and associated support infrastructure.

         TIMBER INVENTORY AND SPECIES

              Radiata pine is a softwood species which constitutes approximately 98% of our forests. It is New Zealand's preferred species due to its strong growth rate over a range of sites, its compatibility with New Zealand's climate, its suitability for both solid wood and fiber products and its flexibility in terms of management and marketing. Other species include Douglas fir and various species of Eucalyptus.

              In solid wood applications, Radiata pine is used for the production of veneers, plywood, laminated and finger-jointed products and appearance, structural and industrial lumber. Radiata pine lumber is increasingly being substituted for Ponderosa pine in the United States' moldings and millwork sectors. Radiata pine is also suited to the manufacture of high quality wood pulp and reconstituted wood products.

         FOREST MANAGEMENT

              On suitable sites, we have adopted intensive forest management practices aimed at producing high quality clearwood logs from the Radiata pine estate. The focus of this so-called "clearwood regime" is to maximize the economic returns from those sites. Approximately 85% of the Radiata pine estate is managed in this way. The remainder is managed to maximize the returns from a structural sawlog regime.

              A significant variable affecting forest profitability and woodflow is the age at which a tree is harvested, commonly known as the rotation length. The rotation length has a major bearing on timber quality, log grade out-turn, unit volume and economic return obtained from the investment. We manage our harvest scheduling with the objective of achieving the maximum economic return from a rotation. Harvest planning is carried out using optimization and simulation models overlaid with market demand, contractual and other relevant constraints. We currently consider this to be achievable on an average rotation length of approximately 27 years for Radiata pine. In New Zealand, Douglas fir is generally managed on a longer rotation of approximately 37 years due to its different growth profile. The optimal rotation length can vary depending on past management practices, the cost of capital and prevailing market conditions.

      FOREST STEWARDSHIP COUNCIL CERTIFICATION

              In October 2000, we received Forest Stewardship Council (FSC) certification for all the forest estate we own and manage. FSC is an international organization founded to support environmentally appropriate, socially beneficial and economically viable management of the world's forests.

              There are an increasing number of international forest and forest product certification systems available. We chose FSC because we believe that it is the most credible and internationally recognized certification currently available for forests and forest products. The FSC certification standard is recognized by The Home Depot, one of our key customers in the United States.

              The total forest area under our management has been FSC certified, representing the largest contiguous certified forest in New Zealand. Gaining forest certification involved a rigorous assessment of the environment and socio-economic impact of our forest management practices by an international audit body, Scientific Certification Systems, over a number of months during calendar year 2000, and qualified the forest estate to be certified as a Well-Managed Plantation.

              FSC certification has assisted the company to continue to access international markets such as North America, where verification of products is becoming essential. It has also given our products greater environmental credibility in the international marketplace - by Fletcher Challenge Forests using the FSC logo, customers will have a way of identifying that the product they are purchasing comes from a forest that is managed according to internationally agreed social and environmental principles and criteria.

              The forest certification, together with the chain-of-custody certificates that have been received for a significant proportion of our United States products and growing Asian portfolio, has provided us with the opportunity to position ourselves as a leading international supplier of solid wood products sourced from sustainable and environmentally certified resources.

              A requirement of FSC certification is an annual review and audit by the certifying agent. The 2002 audit was successfully completed in November 2002 with no material non-compliance issues being identified.

      HARVEST PROFILE

              In 2001-02, approximately 1.75 million m3 were harvested from our owned and managed estate (excludes the CNIF Partnership), a 17% increase from the 1.50 million m3 harvested in 2000-01. These harvest volumes include production thinnings of 156,000m3 for 2001-02 and 2000-01 respectively.

              The table below shows the total projected available annual harvest by log type from the Fletcher Challenge Forests New Zealand plantation forests, excluding the CNIF Partnership forests, for the financial years from 2003 to 2033. The table shows the existing estate only before replanting, which explains the drop in volume in the final few years. Subject to favorable economics we would expect to replant harvested areas, and so another forest crop rotation would be ready for harvesting in this period, thereby sustaining production volumes. This harvest profile has been prepared on the basis, and is subject to the assumptions, qualifications and limitations, described above under "Nature of Harvest Profiles -- Forward-Looking Statements".

PROJECTED HARVEST (1)      2003-2007     2008-2012    2013-2017    2018-2022     2023-2027    2028-2033      Total
(million  m3)
------------------------------------------------------------------------------------------------------------------
Radiata pine
     Pruned                    1.3          2.8          2.4           1.7          1.9          0.5          10.6
     Structural                1.0          2.4          3.5           2.3          2.1          1.1          12.4
     Utility                   3.8          3.7          3.7           3.2          3.1          1.4          18.9
     Industrial                1.7          2.3          2.3           1.9          1.9          0.7          10.8
     Pulp                      1.6          1.9          2.2           2.1          1.7          0.7          10.2
Douglas Fir                    0.2            -            -             -            -          1.0           1.2
Other Species                  0.1          0.2          0.1             -            -            -           0.4
------------------------------------------------------------------------------------------------------------------
                               9.7         13.3         14.2          11.2         10.7          5.4          64.5

1. Includes only equity interests in forests except Tarawera (owned 82.5%) which is 100%. Excludes the CNIF Partnership. Includes clearfell volumes. Includes existing estate only, before replanting.

              We expect the percentage of the harvest output that is in the higher value category to increase substantially as more of the pruned wood becomes available. Currently, higher value pruned logs contribute 7% by volume of the harvest. By 2008, we project that this log type will account for approximately 20% of the total clearfell volume.

      FOREST RISKS

              The following section discusses some of the risks that exist in relation to our plantation forests generally. The descriptions of our plantation forests should be read in conjunction with, and are qualified by reference to, this description of risks. See also "Item 3. Key Information - Risk Factors".

       Climate

              Damage, such as uprooting and stem breakage caused by major wind storms, is considered by management to be a major natural risk to the plantation forests. Forest management can play a role in reducing risk by ensuring that thinning operations are completed on time and before the trees reach benchmark heights. Depending on the forest age and the extent of the damage, some recovery of marketable logs may be possible following storm damage. Suitable insurance reflecting New Zealand historical probabilities is not presently available for loss due to storm damage, and we remain exposed to possible future losses. We often attempt to minimize the loss from storm damage in the more susceptible locations by planting Douglas fir in these areas, a species that is less susceptible to wind damage than is Radiata pine.

       Fire

              Fire is a risk to all of the plantation forests. We maintain a fire-fighting infrastructure which includes firebreaks, fire-fighting training, lookouts, equipment, communication and public education. Except where specifically required under particular leases and other arrangements, the plantation forests are not insured for fire. Management considers the cost of insurance to be too high compared to the historical frequency of occurrence. Past losses from fire have not had a material adverse effect on our operations. Depending on the forest age and the extent of the damage, some recovery of marketable logs may be possible following fire damage.

       Disease and Pests

              Disease and pests are another risk to the plantation forests. While historically the impact of disease and pests has not had a material adverse effect on our operations, no assurance can be given that this will continue to be true in the future. The plantation forests are not insured for the risk of losses due to disease and pests.

              There are a number of fungal pathogens and insect pests endemic to New Zealand that may at times attack tree species in the forest. The New Zealand Forest Owners' Association, of which we are a member, co-ordinates an annual risk mitigation and surveillance program. We also conduct an annual survey to assess the impact of Dothistroma pini, a needle blight affecting most pine species including Radiata pine up to the age of 15 years. Currently, control is undertaken through aerial spraying programs in areas assessed to be above threshold levels of infection. Our forests are also exposed to the risk of new pathogens and insect pests being introduced into New Zealand. Potential pests that, if introduced into New Zealand, could cause material damage, include the Asian Gypsy Moth and the European Shoot Moth. Historically, every 15 to 20 years, a disease or pest has evaded border control and been intercepted at the forest. In each instance biological control mechanisms and management intervention have been successful in minimizing the impact, and no significant losses have occurred.

              A fungal pathogen which is causing damage to the Radiata pine species in the western United States (where Radiata pine is known as Monterey
Pine) is Fusarium subglutenous var pini, commonly called Pitch Canker. This disease does not occur in New Zealand, where biological conditions are quite different from those of the United States and the insect vectors that spread the disease do not exist. New Zealand is part of an international network involved in research on the disease.

              The painted apple moth has recently been found in the Auckland region of the North Island of New Zealand. Although Radiata pine is not one of the preferred foods of the painted apple moth, Radiata pine is a known host and the insect is able to complete its entire lifecycle on Radiata pine. The geographical spread of the moth is presently confined to a portion of the Auckland region. The New Zealand government is currently undertaking an aerial spraying program in the Auckland area to control and hopefully eradicate this pest.

       Other Risks

              Other risks to the plantation forests include, but are not limited to, losses caused by volcanoes, earthquakes, tidal waves and other acts of God. The New Zealand estate is situated in an area that has historically experienced both volcanic eruptions and earthquakes. While the occurrence of volcanic eruption is infrequent, if it were to occur in the proximity of the estate, the economic impact could be material.

       Insurance

              Because of the difficulty of acquiring insurance at prices reflecting New Zealand historical probabilities, we do not insure the plantation forests against loss due to climatic conditions, fire, disease, pests or acts of God, except where required by contractual agreements with joint venture parties or other parties (e.g. lessors).

      MARKETING AND SALES

              Sales by Forest and Logs are made to both export and domestic customers, predominantly sawmillers, plywood manufacturers, panel manufacturers and pulp and paper mills.

              In addition to sales of logs from our forests, we also trade logs purchased from third parties in New Zealand under various arrangements. These arrangements include purchases of standing trees from woodlots and small forests, landed sales, exchanges and back-to-back residue purchases.

              Log and chip sales are negotiated directly with buyers both domestically and in international markets. Sales are confirmed by written contract. In addition to a New Zealand based marketing team the company has an office located in China and a representative in Korea. Sales agents are utilized in Thailand, Taiwan and Philippines to assist our marketing managers.

              Standard export terms of trade require payment by letters of credit. Export customers with low credit risk, mainly large Japanese trading houses, can have credit terms based on electronic payment on receipt of documents. Domestic terms of trade are payment on the 20th day of the month following delivery.

              In 2001-02, 62% of our Forest and Logs external sales revenue was derived from the export of logs to countries in the Asian region compared with 54% in 2000-01 and 53% in 1999-00. The balance of 38% by value (2000-01 46%,
1999-00 47%) was derived from sales in New Zealand to a range of domestic processors. Our principal offshore markets include Korea, Japan and China. In addition we also supplied logs to our owned processing facilities.

AUSTRALASIAN & ASIAN CONSUMER SOLUTIONS

       OVERVIEW

              Australasian and Asian Consumer Solutions (AACS) was formed through the integration of the Australasian Consumer Solutions (ACS) and Japan and Asian Consumer Solutions (JACS) strategic business units. Continued difficult trading conditions in the depressed Japanese housing market caused us to withdraw from that market and to refocus a previously dedicated plant to more profitable opportunities in Australasia.

              AACS supplies structural lumber, plywood and treated products to the residential and light commercial building sectors in New Zealand and Australia, and treated posts and poles to the rural, viticulture and infrastructure sectors in New Zealand. In addition, AACS supplies appearance and manufacturing grade lumber to the industrial user, remanufacture and furniture industries within Australasia and Asia. To supplement the processing operations within AACS and NACS in support of their consumer-based strategies, AACS operates a third party procurement subsidiary that trades as Woodlink.

              Major influences of demand include the building industries of New Zealand and Australia, the primary produce sector in New Zealand and the construction and industrial sectors in Asia. Of particular note is the rapid growth in furniture manufacture within China targeted at the North American and domestic Asian markets.

       OPERATIONS

              AACS operates seven processing plants; the Kawerau Sawmill and Remanufacturing Plant, the Rainbow Mountain Sawmill, the Mount Maunganui Plywood Mill, Ramsey Roundwood and the Waipa Sawmill and Remanufacturing Plant. The Waipa Sawmill and Remanufacturing Plant are both owned by the CNIF Partnership (in receivership) and managed by us. The CNIF Partnership operations are covered in a separate section below. All of these sites are located in the central North Island of New Zealand.

       Kawerau Sawmill and Remanufacturing Plant

              The Kawerau Sawmill is focused on producing Origin(TM) Timeframe for the New Zealand building market, as well as producing feedstock for the Remanufacturing Plant. Consuming 460,000m3 per year of structural and industrial logs, the sawmill operates on 3 shifts (20 hours x 6 days a week) and has a current capacity of 250,000m3 per year. Output for 2001-01 totaled 212,000m3.

              The Remanufacturing Plant that had been dedicated to manufacturing 35,000m3 of high dimensional tolerance, finger jointed, laminated engineered products for the Japanese post and beam housing market has been refocused on a range of Australian treated, pre-primed housing components such as verandah posts and on recovering Origin(TM) Timeframe studs and components for the domestic housing Frame and Truss market. Output for 2001-02 totaled 25,000m3.

       Rainbow Mountain Sawmill

              The Rainbow Mountain Sawmill is located 30km south of Rotorua and consumes 320,000m3 per year of structural and medium density grade logs. Operating two and a half shifts per day it produces two core product lines:
Origin(TM) Outdoor for the New Zealand market and Origin(TM) Outdoor F7 for the high value and growing, deck and pergola market in Australia. Capacity totals 150,000m3 per year with production of 142,000m3 in 2001-02.

       Mount Maunganui Plywood

              Operating 24 hours, seven days per week, Mount Maunganui Plywood is operating at full capacity and produces 36,000m3 per year of Origin(TM) Plywood for distribution in New Zealand and Australia. Having achieved strong growth over recent years, the plant capacity is presently being expanded to 45,000m3 per year with a $1.4m capital upgrade, which is planned for completion in the second half of 2002-03.

              Mt Maunganui Plywood is also the home of Origin(TM) I-beam, the first New Zealand-made engineered wood I-joist . Launched three years ago, it has achieved widespread market acceptance as its superior stiffness, dimensional consistency and ease of installation mean a cost effective, quieter and more solid feeling floor system.

       Ramsey Roundwood

              Co-located at the Rainbow Mountain Sawmill site, the Ramsey Roundwood business unit also has two retail yards at the southern and northern extremities of Auckland. Ramsey Roundwood operates a world class, large scale pressure treatment plant with annual capacity of 120,000m3 that treats both its own Ramsey Roundwood branded product range as well as Origin(TM) Outdoor products.

              Using 80,000m3 per year of logs, Ramsey Roundwood is the leading North Island supplier of roundwood, poles, piles and posts. Strong domestic growth has been achieved in the past year based on rural investment and vineyard development offsetting reduced demand for construction poles to Hong Kong and the Philippines.

              Log supply is the most significant input for the AACS business unit. The feedstock is sourced by Forest and Logs from our owned and managed estates as well as from third parties via the supply and trading capability that exists within Forests and Logs. The use of sonic testing (acoustic testing of structural fiber quality) of logs enables increased recovery of structural wood to support AACS growth in structural lumber markets.

       MARKETING AND SALES

              In New Zealand, AACS markets the higher value products under the Origin(TM) consumer brand. Origin(TM) products now comprise 73% by value of our New Zealand wood product sales. The Origin(TM) brand has also been present in Australia in the form of Origin(TM) Plywood for two years.

              Origin(TM) branded products include:

              Origin(TM) Timeframe      (machine stress graded, kiln dried structural lumber),
              Origin(TM) Plywood        (structural, appearance and cladding plywood),
              Origin(TM) Outdoor        (decking, fencing and landscaping lumber),
              Origin(TM) I-beam         (engineered floor joist), and
              Origin(TM) I-floor        (combination of Origin(TM) I-beam and long-span Origin(TM) Plywood).

              We are in the process of introducing the latest product bearing the Origin(TM) brand, Origin(TM) Outdoor F7 targeted at the Australian outdoor/structural market.

              In New Zealand, Origin(TM) products are distributed through building products merchant chains and associated specialist frame and truss manufacturers. We are the primary supplier of the lumber and plywood categories to the largest such chain in New Zealand, PlaceMakers, and have also developed preferred supplier status with the other major distributors; ITM, Carters, Benchmark and Mitre10.

              The major Australian distribution channels for lumber are through large independent wholesalers such as Tasman KB and ITI. These merchants also distribute Origin(TM) Plywood although the largest distributor for our plywood is Australia's leading panel products specialist, Amerind Forest Products.

              Typically, all other manufacturing and industrial grade lumber is either sold direct to industrial users or via import agents.

              Ramsey Roundwood products are distributed to specialist contractors in New Zealand through wholly owned retail yards, as well as through the traditional building and rural supplier distribution chains, including ITM and Wrightsons.

              In recognition of the growth achieved by our Origin(TM) brand and the strategic importance of the Australian market we have established a dedicated market development office located in Melbourne, Australia.

              In 2001-02, exports accounted for 30% of AACS sales revenue, split equally between Australia (15%) and Asia (15%). The balance of 70% was derived from sales within New Zealand.

              The following table sets out sales volumes for the periods indicated.

                                                    2001-02      2000-01       1999-00
                                                    -------      -------       -------
                                                             (THOUSAND m3)
     SALES
    Laminated and Finger-Jointed Product........        56           52           48
    Lumber......................................       382          349          383
                                                    -------      -------       -------
    Total.......................................       438          401          431
                                                    =======      =======       =======


NORTH AMERICAN CONSUMER SOLUTIONS

       OVERVIEW

              The North American Consumer Solutions business (NACS) takes clear wood from pruned logs through to high value molding and millwork uses in the United States. Radiata pine substitutes competitively in many applications for diminishing United States supplies of Ponderosa pine.

              NACS has strong supplier relationships with the two largest home improvement chains in the United States: The Home Depot, through American Wood Moulding, in which we hold a 50% interest; and Lowe's, through a 33% shareholding in The Empire Company. The Home Depot, Lowe's and other major United States retailers are demanding environmentally certified wood products from their suppliers, and we believe that our Forests Stewardship Council certification, together with our integrated supply chain, confers a significant competitive advantage.

              NACS intends to further pursue growth opportunities in manufacturing and distribution, including increasing our production and sales of both solid lineal moldings and clear boards, together with the supply of appearance grade random width lumber to United States re-manufacturers.

       OPERATIONS

              NACS operates three plants in New Zealand: the Taupo Sawmill, the Taupo Moldings Plant and Mount Maunganui Wood Processing. Mount Maunganui Wood Processing is owned by the CNIF Partnership (in receivership) and managed by us. The CNIF Partnership operations are covered in a separate section below.

       Taupo Sawmill

              The Taupo Sawmill's current processing capacity is approximately 400,000m3 per year of pruned logs and it is currently operating at full capacity on 4 shifts (24 hours x 7 days a week). The Taupo Sawmill produces random width lumber for our Taupo Moldings Plant and for Mount Maunganui Wood Processing. In addition it exports appearance grade lumber (to the United States) and supplies industrial grade lumber (through AACS) to the export and domestic markets.

              Significant investment has been made in this sawmill operation over the last few years including a log scanner an automated bin sorter and an additional kiln. As a result of these investments, and other operating efficiency gains, throughput has increased from around 330,000m3 in 1999-00 to the current annualized level of approximately 400,000m3 of logs processed per year.

               A suitable log supply is provided by our Forest and Logs business sourcing from our owned and managed estates as well as from third parties. The volume of pruned logs available within an economic cartage distance of the central North Island of New Zealand is expected to more than double over the next 10 years.

       Taupo Moldings Plant

              The Taupo Moldings Plant produces solid lineal moldings, and has a production capacity of 32,000m3 of moldings per year. Production during 2001-02 totaled 32,000m3. The lumber feedstock is sourced from the Taupo Sawmill.

              In November 2002 we announced that we were installing a third molder at the Taupo Sawmill, with a capital cost of $2.5 million, which will increase its capacity by 25%.

       MARKETING AND SALES

              NACS markets clear wood products (solid lineal moldings, select boards and `molding and better' grade random width lumber) together with the lower grades of lumber arising from the pruned log (`shop and commons' grades random width lumber), and finger-joint moldings.

               The following table sets out sales volumes for the periods indicated.

                                                        2001-02         2000-01          1999-00
                                                        -------         -------          -------
                                                                     (THOUSAND M3)
     SALES
    Solid Lineal Moldings.......................            31              26              26
    Laminated and Finger-Jointed Product........            28              25              21
    Lumber......................................           171             149             134
                                                           ---             ---             ---
    Total.......................................           230             200             181
                                                           ===             ===             ===


              Prices for appearance grade random width lumber can typically swing by 20% or more over the course of a year dependant upon seasonality in the home improvement sector and the lumber inventory available for sale in the market. A combination of strength of demand, and the volume and timing of imports mainly from South American producers drive lumber inventory levels during the year. Prices for moldings or boards tend not to swing with the same volatility.

              NACS distributes its products via a range of distribution channels, comprising:

              - Moldings to retail customers, via our distribution partners, American Wood Moulding LLC and The Empire Company.

              - Moldings and boards direct to retail customers, and third party distributors.

              -      Lumber to re-manufacturers in the United States.

              We have a 50% equity interest in American Wood Moulding LLC, one of the largest wholesale distributors of timber moldings in the United States operating through a number of major regional warehouses. American Wood Moulding was formed in 1996 from the assets of the American Moulding Company, as an equal partnership between us and Thunderbird Moulding Company, to sell timber moldings produced by both partners and to provide store-based service and delivery to the fast growing home center chain store operators.

              American Wood Moulding revenues have grown over the last three years largely driven by strength of demand in the home improvement market. It has established a leading position as a full service supplier of appearance products, primarily solid and finger-jointed timber moldings, to the do-it-yourself market.

              In November 1999, we acquired a one third share of The Empire Company, a moldings distributor based in Michigan.

              Fletcher Challenge Forests USA Inc. is a 100% owned subsidiary resident in Maryland, USA responsible for managing the sales and distribution of our products in the United States. The office team is responsible for customer relationship management, processing customer orders, and transacting the import purchase and domestic sale of our products.

CNIF PARTNERSHIP (IN RECEIVERSHIP)

       BACKGROUND

              A consortium led by us, and including CITIC and Brierley Investments Limited ("Brierley"), purchased the business of FCNZ on September 27, 1996. Ourselves and CITIC each held a 37.5% interest in the CNIF Partnership with Brierley holding the remaining 25%. FCNZ was a plantation forestry, processing and marketing business based in the Bay of Plenty in the central North Island of New Zealand. During 1998-99 both us and CITIC purchased the Brierley stake giving us and CITIC an equal 50% share. In addition to our equity investment we also provided a second-ranking debt facility to the CNIF Partnership.

              As at September 30, 2000, the CNIF Partnership breached a covenant under its senior bank debt facility relating to its senior debt because the ratio of EBITDA (earnings before interest, taxation, depletions, depreciation and amortization) less capitalized forest cost to senior debt interest was below the 1.5:1 ratio required. This breach constituted an enforcement event under the senior debt facilities. Further enforcement events occurred during December 2000.

              As a result of the occurrence of the enforcement events and the likely sale of the CNIF Partnership's assets, we wrote off our equity and wrote down the carrying value of the second-ranking loan to US$225 million (as at December 31, 2000). This resulted in an impairment loss of $529 million. Following the write off of our equity investment in the CNIF Partnership we ceased to account for the CNIFP Partnership as an associate. Interest accruing on our loan to the CNIF Partnership also ceased to be recognized as income from that date.

              In February 2001, the lending banks appointed Mr Michael Stiassny and Mr Grant Graham of Ferrier Hodgson as receivers to manage the sale of the CNIF Partnership's assets, and since that date the business has continued to operate under our management.

              The carrying value of the second-ranking debt owed to us by the CNIF Partnership was reassessed as at June 30, 2001, resulting in a write-down from the December 31, 2000 carrying value of US$225 million to US$145 million, which represented our directors' best estimate of realizable value at the time of preparing the financial statements.

              The carrying value of the second-ranking debt was further reassessed as at December 31, 2001, resulting in a full write off of the carrying value of US$145 million. The write off followed a directors' review which concluded that if a sale of the CNIF Partnership was completed, the proceeds of the sale would not exceed the value of the senior bank debt.

              On June 17, 2002 we reached a conditional agreement with the receivers of the CNIF Partnership to purchase the CNIF Partnership assets. At a Special Meeting of shareholders on August 13, 2002, the proposed acquisition of the CNIF Partnership assets was not approved by the required majority by our shareholders and the agreement with the receivers was terminated.

              It is our understanding that the Receivers are continuing to try to sell the assets of the CNIF Partnership, but that no sale has yet been concluded with the Receivers. The Receivers have requested a revised management proposal from us and, we understand, other parties in respect of the ongoing management of the CNIF Partnership. Also, a new owner of the CNIF Partnership might not wish to continue with us as manager. However, it is possible that a purchaser of the assets would wish to negotiate a continuation of some or all of our management services in view of the synergy benefits that are available to both parties from operating the assets and our forests on a combined basis.

              There are complex commercial and legal issues that would need to be worked through before any transition of management of the CNIF Partnership assets to a new manager could happen.

              As a result, although the CNIF Partnership currently remains under our continuing management, the future of our Management Agreement and the CNIF Partnership is uncertain.

       LITIGATION

              In December 1999, CITIC New Zealand Limited (now in receivership), our 50% partner in the CNIF Partnership, filed significant claims against us in connection with the CNIF Partnership, not all of which have been formally quantified. The Receivers of the CNIF Partnership now control this litigation. It remains our view that these claims are substantially without merit. These claims are discussed in detail under "Item 8 - Financial Information - Legal Proceedings."

       FOREST ESTATE

              The CNIF Partnership estate consists of nine forests with a net stocked area of approximately 162,000 hectares in the central North Island, the majority of which (99%) are held under Crown Forestry Licenses. The resource is comprised of 89% Radiata pine, 9.5% Douglas fir and 1.5% other species. The resource has been intensively managed; over 72% of the area of Radiata pine has been pruned to produce large clearwood logs. Conditions for forestry growth are very favorable in this area due to the flat, free draining nature of the predominantly volcanic soils and the temperate climate.

       THE TASMAN CONTRACTS

              The Tasman contracts represent long-term arrangements for the supply of sawlogs and pulpwood from the former FCNZ forests to the former Fletcher Challenge Group. The Tasman contracts provided Fletcher Challenge Building and Fletcher Challenge Paper and Fletcher Challenge Forests Industries Limited (formerly Fletcher Challenge Forests Limited) with an option to purchase, but does not include any "take-or-pay" obligation. FCNZ agreed with us and the Crown to assume liability for the satisfaction and performance of the obligations of the Tasman contracts, and to indemnify the Crown from and against all related claims and proceedings. This obligation was then assumed by the CNIF Partnership on its formation in September 1996.

              The contract supply volumes for the remaining term of the Tasman contracts are shown below:

                      TASMAN CONTRACTS VOLUME (m3 PER YEAR)

YEAR ENDING JUNE 30                PULPWOOD(1)          SAWLOGS          TOTAL
-------------------                -----------          -------          -----
To 2005                            1,053,000           440,088         1,493,088
2005 to 2030                         708,442           440,088         1,148,530

      (1) Includes pulp logs, thinnings, arisings, woodchip and sawmill residues.


              As part of the reorganization of Fletcher Challenge Limited in March 1996, the obligation to purchase the pulpwood component of the Tasman contracts was attributed to Fletcher Challenge Paper and the sawlog component to Fletcher Challenge Building. We subsequently purchased the sawlog component as part of our acquisition of Tasman Lumber.

              The Management Agreement for the CNIF Partnership amended some of the supply obligations under the Tasman contracts. As long as we are the manager, the CNIF Partnership is to be released from its obligation to supply sawlogs to us.

              With the purchase of Fletcher Challenge Paper by Norske Skog, effective July 28, 2000, Fletcher Challenge Paper ceased to be a party to the Tasman contracts. Two subsidiaries of Fletcher Challenge Forests Limited (Fletcher Challenge Forests Industries and Fletcher Challenge Forests (Manufacturing) Limited) remain parties to the Tasman contracts. We endeavoured to have the CNIF Partnership assign the pulpwood entitlement to Norske Skog. Our partner CITIC has refused to agree to the assignment.

              In lieu of this assignment, we have contracted to supply up to 500,000 m3 of pulpwood per year to Norske Skog, for each of the years ending March 31, 2001 to March 31, 2005, reducing to 400,000 m3 per year for each year thereafter through to March 31, 2020. The terms of supply are substantially similar to the terms of the Tasman contracts. It is our intention, in the event of a sale, to renegotiate these arrangements with the purchasers of the CNIF Partnership estate.

              Pulp log pricing is based on the average of 12 regional at-mill-door pulp log prices as reported by Wood Resources International Inc., adjusted and discounted to reflect quality differences. The regions are located in North and South America, Europe, Australia and New Zealand.

              The chip price is based on the central North Island price of chips for the year ended March 31, 1995, indexed for movements in the reported average prices for chips in ten regions of the world (as to 60%) and the average Tasman Pulp and Paper third party chip purchase price (as to 40%), and adjusted to reflect quality differences.

       PROCESSING ASSETS

            As part of the purchase of FCNZ, the CNIF Partnership acquired the Kaingaroa log processing plant and three solid wood manufacturing facilities: the Waipa sawmill, and two moldings and millwork remanufacturing plants at Waipa and Mt. Maunganui.

              The Kaingaroa log processing plant, or KPP, commenced operations in April 1995 with the aim of maximizing value from FCNZ's mature Radiata pine resources. Sophisticated computer scanning equipment and optimization systems determine the log making solution that provides the maximum value for each stem. The KPP originally had a design capacity of 0.9 million m3 per year. This has been increased through operational improvements since its purchase by the CNIF Partnership to over 1.1 million m3 per year.

              The Waipa sawmill can process 500,000 m3 of logs per year to produce approximately 250,000 m3 of sawn lumber per year. The sawmill has been refocused to produce Douglas fir structural lumber and components for the Australasian market, in addition to a range of appearance, structural and industrial grade Radiata pine lumber products. Woodchips produced by the sawmill were previously sold to Fletcher Challenge Paper under the Tasman contracts. The wood chip supply is covered by the explanation above regarding the "Tasman contracts". Bark and other wood residues are used to fuel two boilers which produce steam to power kilns, the sawmilling carriage and electricity turbines, making the Waipa complex largely energy self-sufficient.

              The CNIF Partnership's moldings and millwork plants, located at Waipa and Mount Maunganui, combined output capacity has been increased from 21,000 m3 of products per year in 1998 to approximately 70,000 m3 at June 2002. Products manufactured include finger-jointed appearance grade products, blanks and finger-jointed moldings.

REGULATORY ISSUES

       TREATY OF WAITANGI

              Crown land, including that subject to the Crown Forestry Licenses, is subject to the possibility of claims by Maori under the Treaty of Waitangi Act 1975. The Treaty was originally signed in 1840 between the British Government and chiefs representing the majority of the indigenous Maori inhabitants of New Zealand. Pursuant to the Treaty, Maori were guaranteed exclusive undisturbed possession of their lands, estates, forests, fisheries and other "treasures".

              In 1975 the Treaty of Waitangi Act was passed establishing the Waitangi Tribunal, a government funded and appointed body, with the power to hear claims of breaches of the Treaty of Waitangi brought by any Maori or group of Maori. The Tribunal's function is to hear, investigate and rule on claims made to it. If the Tribunal finds a claim to be substantiated, it may recommend to the Crown a remedy or redress for the breach. Except in very limited circumstances, as discussed below, the Crown is not bound by the recommendations of the Tribunal.

              Under the Crown Forest Assets Act 1989 (New Zealand), the Crown is bound by any final recommendation of the Tribunal that land subject to Crown Forestry Licenses be returned to the Maori claimants. The Crown is similarly bound in respect of property of certain State Owned Enterprises. Therefore, the Treaty has relevance to us in that all Crown land subject to Crown Forestry Licenses governed by the CNIF Partnership could be returned to successful claimants following a Waitangi Tribunal hearing. Land may also be returned to Maori by the Crown as a consequence of direct settlement negotiations without any Tribunal hearing and/or recommendation.

              Any return of land to Maori following a binding Tribunal recommendation would be subject to conditions, which effectively allow completion of the existing rotation and harvesting of the current crop. This is also the likely, although not guaranteed, consequence of a direct settlement negotiation.

              If land that is subject to a Crown Forestry License is returned from the Crown to Maori by a Tribunal recommendation, the effective term of the license would be a minimum of 35 years. On the other hand, if a claim is made to the Tribunal and the Tribunal recommends that the land is not liable to be returned to Maori, the effective term of the license would be a minimum of 70 years. In either case, sufficient notice of termination (35 years) would be given to enable the completion of the current rotation and harvesting of the crop. Where land subject to a Crown Forestry License is returned as a consequence of direct settlement negotiations, and not as the result of a binding Tribunal recommendation, the Crown Forest Assets Act provision for a 35 year term does not automatically apply. It is likely, however, that the Crown would require a similar provision in any settlement. See also "Crown Forestry Licenses" below.

              In relation to freehold land, only land acquired directly or indirectly from certain State Owned Enterprises after 1988 with a memorial provision registered against the title to the land can be compulsorily acquired by the Crown for use in settlements with Maori claimant groups.

              The Waitangi Tribunal may recommend that memorialized land transferred or vested in a State Owned Enterprise is returned to Maori ownership. This power is binding in certain circumstances. The Tribunal may make recommendations in respect of land that is not privately owned, such as Crown land, but such recommendations do not bind the Crown. The Waitangi Tribunal does not have any power to recommend the return or acquisition of private land.

              An area of 1,024 hectares of land acquired by the CNIF Partnership is covered by "memorial" provisions registered against the titles to that land which provide for the land to be taken up by the Crown for return to Maori on the recommendation of the Tribunal. We have not acquired, directly or indirectly, any land from a State Owned Enterprise after 1988 for forestry purposes. We are aware that some claims have been notified to the Tribunal in respect of some areas of land subject to the CNIF Partnership's Crown Forestry Licenses. We are not currently aware of any existing or potential claim under the Treaty of Waitangi that is considered likely to have a material adverse effect on us. However, we are not able to exclude the possibility of this type of claim being made in the future.

       CROWN FORESTRY LICENSES

              The CNIF Partnership includes 98% of the Crown Forestry License areas included in our New Zealand owned and managed estate. Crown Forestry Licenses are established under the Crown Forest Assets Act 1989 (New Zealand), and relate to forest land owned by the Crown. The licenses enable the licensee to harvest, plant, manage and process the trees on the licensed land on payment of a license fee. The current annual license fee is 7% of the value of the land, excluding all trees and improvements, and taking into account the terms and conditions of the particular license. The land value (and hence the license fee) is reviewable every three years, and the basis of the license fee (i.e. 7% of land value) is reviewable every nine years.

              Each of the Crown Forestry Licenses has an initial term of five years commencing on April 30, 2000, followed by an effective minimum term of a further 35 years. After the first five years, the term of the Crown Forestry License is automatically extended by one year, each year, until notice of termination is given. Except for material breach, notice terminating the annual automatic extension cannot be given unless a claim has been made under the Treaty of Waitangi and the Government-appointed Waitangi Tribunal has made a recommendation. Notice of termination must be given at least 35 years in advance, calculated from the end of the five year minimum term or the date of notice, whichever is the later. During the 35 year termination period, the licensee may continue to protect, manage and harvest the forest, but not replant it. If the recommendation is that the land should be returned to the claimant, then as land is cleared, it is returned to the claimant. We currently manage a number of joint venture forests with Maori landowners and, subject to agreeing acceptable terms, are comfortable in extending this concept to land that may be returned to claimants.

              On the other hand, if the Tribunal's recommendation is that the land is not liable to be returned to Maori, and the Crown then decides to terminate the license, it must give 35 years notice of the termination to the licensee. In this case, the 35 years' notice period is calculated from the end of the 35 year initial term or the date of notice, whichever is later. In addition, the licensee may continue to protect, manage, harvest and replant all of the land until final expiry of the license at the end of the notice period. The licensee will be compensated, at market prices, for the value of all trees standing on the land at the date of final expiry of the license.

              The current annual licence fee is an arbitrated market rental. The licence fee is reviewable every three years, and the basis of the licence fee is reviewable every nine years.

ORGANIZATIONAL STRUCTURE

              Our principal subsidiaries, associates and affiliates are outlined below:

                                                          COUNTRY OF             %          PRINCIPAL
PRINCIPAL SUBSIDIARIES                                   INCORPORATION        HOLDING       ACTIVITY
----------------------                                   -------------        -------       --------
Fletcher Challenge Forests Industries Limited                 NZ                100         Forestry
Fletcher Challenge Forests Finance Limited                    NZ                100         Funding
Fletcher Challenge Forests (Japan) K.K.                      Japan              100         Lumber Marketing
Fletcher Challenge Forests (Manufacturing) Limited            NZ                100         Lumber
Fletcher Challenge Forests New Zealand Limited                NZ                100         Holding Company
Fletcher Challenge Forests USA Inc                            USA               100         Lumber Marketing
Fletcher Challenge Limited                                    NZ                100         Holding Company
Tarawera Forests Limited                                      NZ                82          Forestry
Woodlink Limited                                              NZ                100         Lumber

ASSOCIATES AND AFFILIATES

American Wood Moulding LLC                                    USA               50          Distribution
Central North Island Forest Partnership (in
receivership)                                                  NZ               50          Forestry
The Empire Company                                            USA               33          Distribution

PROPERTY, PLANTS AND EQUIPMENT

              The following tables show our material properties and includes information regarding the size and use of the properties, their productive capacities (where relevant) as well as whether the properties are leased or owned:

FORESTS LAND refer to "Land Ownership and             LEASEHOLD/FORESTRY  CROWN FORESTRY
            Rights on page 21               FREEHOLD   RIGHTS/OTHER (1)     LICENSES       TOTAL
            -----------------               --------   ----------------     --------       -----
(net stocked area)                                                  (HECTARES)

OWNED ESTATE                                 75,685        30,260           2,502         108,447

MANAGED ESTATE:

  CNIFP Partnership (in receivership)         1,188           761         160,224         162,173
  Other                                       3,635         4,600(2)          372           8,607

TOTAL OWNED AND MANAGED                      80,508        35,621         163,098         279,227

      1. Includes other arrangements which enable us to obtain the forest crop, none of which are material by themselves.

      2. Includes 1,775 hectares under management contracts in which we have no equity interest.



OTHER LAND/PROPERTIES

                                                                                                                    OUTPUT
                                      LEASED/                                                                      CAPACITY
                                      OWNED       SIZE          USE                   PRODUCTS                     (M3/YEAR)
                                      -----       ----          ---                   --------                    -----------
Kawerau Sawmill and                   Owned     23.26 ha     Sawmill and       -     Kiln-dried                     285,000
Remanufacturing Plant,                                       lumber                  stress-graded framing
Fletcher Ave,                                                remanufacture     -     Feedstock for
Kawerau                                                      plant                   Remanufacturing Plants
                                                                               -     Other Structural Lumber
                                                                               -     Finger-jointed and
                                                                                     laminated lumber

Ramsey Roundwood,                     Owned      0.43 ha     Retail and        -     Posts and poles,
280 Great South Road,                                        distribution            landscaping and outdoor
Drury, Auckland                                                                      treated products

Rainbow Mountain Sawmill,             Owned     61.93 ha     Sawmill           -     Kiln-dried                     150,000
216 State Highway 38,                                                                stress-graded framing
RD 3,                                                                          -     Outdoor treated lumber
Rotorua                                                                              products

Ramsey Roundwood,                     Owned      0.30 ha     Retail and        -     Posts and poles,
1 Cowley Place,                                              distribution            landscaping and outdoor
Albany, Auckland                                                                     treated products
(sold 30 September 2002)

Ramsey Roundwood,                    Leased      0.38 ha     Retail and        -     Posts and poles,
82 Foundry Road                                              distribution            landscaping and outdoor
Silverdale, Auckland                                                                 treated products
(leased 1 July 2002)

Taupo Sawmill and Remanufacturing     Owned     34.86 ha     Sawmill and       -     Appearance grade lumber        232,000
Plant,                                                       Lumber            -     Feedstock for
199 Centennial Drive,                                        remanufacture           remanufacturing plants
Taupo                                                        plant             -     Solid lineal moldings

                                                                                                                   OUTPUT
                                    LEASED/                                                                       CAPACITY
                                     OWNED        SIZE             USE                   PRODUCTS                (M3/YEAR)
Kawerau Central Processing Yard      Leased      21.4 ha     Stem processing     -     Stems to logs                  500,000
                                                             and log
                                                             warehousing for
                                                             rail

Mount Maunganui Plywood Mill,        Leased      7.34 ha     Remanufacture       -     Standard and treated            36,000
Hewletts Rd,                                                 plant                     structural plywood
Mount Maunganui                                                                  -     Dried veneer
                                                                                 -     Joist I-beam

Mount Maunganui Shipping Office,     Leased                  Office
8A Rata Street,
Mount Maunganui

Mount Maunganui Debarker,            Leased     1.096 ha     Pre-assembly        -     Logs                           360,000
Totara Street,                                               storage debarker
Mount Maunganui                                              facility

Mount Maunganui Wharf,               Leased     8.161 ha     Storage             -     Logs                         1,800,000
Totara Street,
Mount Maunganui

Mount Maunganui Storage,             Leased      1.64 ha     Storage             -     Logs                           150,000
Hewletts Road,
Mount Maunganui

Fletcher Challenge Forests House,    Leased                  Office
8 Rockridge Avenue,
Penrose, Auckland

Ngahere House,                       Leased                  Office
Vaughan Road,
Rotorua



              We do not believe that there are any environmental issues affecting any of our individual properties that are material to our business. A discussion of environmental issues that affect our business generally is presented below under "Environmental Issues".

              For a general discussion regarding our property, plants and equipment, refer to "Business Overview" above.

      ENVIRONMENTAL ISSUES

              We regard environmental performance as a key element of sustainable value creation. Our operating units are required to comply with applicable environmental legislation and regulations, and to report regularly on key aspects of their performance in relation to their compliance with environmental regulations. From time to time we will commission external audits of environmental performance.

              An environmental provision was established to provide for ongoing management and remedial costs at various processing sites. During 2001-02 the provision was reduced by $2 million following a reassessment of the expected future costs. The provision totaled $5 million as at June 30, 2002 and is expected to be utilised progressively over the coming five years.

              In light of the geographical concentration and the nature of our operations, two environmental regulatory regimes are particularly important: New Zealand environmental legislation and the Kyoto Protocol. Each is briefly discussed below.

           New Zealand Environmental Legislation

              New Zealand's principal laws governing the environmental and sustainable management of natural and physical resources are contained in or derived from the Resource Management Act 1991 (New Zealand) (the "RMA") and the Hazardous Substances and New Organisms Act 1996 (New Zealand) (the "HSNO"). The RMA includes provisions governing effects of land use and discharges into land, air and water. It contains a stringent enforcement regime and allows third parties to take action to enforce compliance. The RMA emphasizes sustainable management of resources by controlling effects of activities, and involves active public participation in the process for the granting of consents. Certain breaches of the RMA are strict liability offenses as seen in relation to the use of land, coastal marine areas, water, beds of lakes and rivers and in relation to subdivisions and the discharge of contaminants into the environment.

              The HSNO legislation was enacted to protect the environment and the health and safety of people and communities by regulating the use of hazardous substances and the introduction of new organisms.

              There is no one regulatory body solely responsible for the enforcement of the New Zealand legislation. However, the principal regulatory bodies enforcing New Zealand environmental laws are the Ministry for the Environment, various regional and territorial authorities and the Environment Risk and Management Authority.

           The Kyoto Protocol

              International agreements relating to climate change have the potential to affect our operations, which either emit carbon or sequester carbon (for example, forestry).

              The Kyoto Protocol to the United Nations Framework Convention on Climate Change (UNFCCC) was adopted on December 11, 1997, at the Third Session of the Conference of the Parties to the UNFCCC. The Kyoto Protocol seeks to establish legally binding commitments to reduce emissions of six greenhouse gases 6-8% by 2008 to 2012 for a specified group of countries (primarily industrialized countries). The Protocol was opened for signature in March 1998. The Protocol will come into force once 55 parties representing at least 55% of industrialized countries greenhouse gas emissions as at 1990 have signed and ratified it. As at September 17, 2002, the Kyoto Protocol had been signed by 84 countries, including New Zealand and the United States, and ratified by 52 countries. The New Zealand Government has signed and announced that it intends to ratify the Kyoto Protocol. To this end, the Government has passed the Climate Change Response Act 2002 which provides for the establishment of certain administrative powers and bodies that are necessary or desirable under the Protocol, with a view to enabling its ratification. Further legislation may be required to implement specific policies aimed at achieving compliance with the emission reduction obligations under the Protocol if it comes into force.

              If ratified in its current form, the Protocol would require New Zealand to comply with emission targets, and additional costs are likely to be passed on, directly or indirectly, to users of fossil fuels. In addition, approximately 95% of our owned and managed forests are non-Kyoto forests (forests planted prior to January 1, 1990 or post January 1, 1990 on land that was not previously in some other land use and which did contain forest), and, if logged after the implementation of the emission regime, could be expected to attract some form of liability to comply with the regime unless the forest is replanted. Our current silviculture policy is to replant substantially all of our harvested forests. The Government has however stated its intention to nationalize all credits for at least the first commitment period and to assume the liability for deforestation up to a cap of 10% of the area of forest expected to be harvested over the period 2008-2012. The nationalizing of sink credits will avoid the creation of credits for forests planted after 1990 and subsequent distortions. Given that our forests were mostly planted before 1990, the policy to nationalize sink credits will minimize the impact of ratification on Fletcher Challenge Forests. The acceptance by the Government of the liability for forests harvested and not replanted also further minimises the potential impact on our operations. The ratification of the protocol by the New Zealand Government may however create a competitive advantage for those countries that do not ratify the protocol or are not bound by it. Some of these countries are homes of our competitors. For example, the United States and Australia have indicated that they do not plan to ratify the Kyoto protocol at this stage. The impact of this potential competitive advantage will ultimately depend on the precise policy instruments to be used by the Government to remedy this situation. This detail is not yet clear and forest industry representatives are currently negotiating with Government officials over this issue.

              It is our policy to promote efficient use of all resources and to work constructively with governmental and non-governmental groups to develop strategies for tackling complex environmental and social issues.

           Compliance

              We believe that our activities are currently in compliance in all material respects with applicable environmental laws and regulations. Failure to comply with these laws and regulations may result in orders being issued that could cause certain of our activities to cease or be curtailed or may require installation of additional equipment at substantial cost. Violators may be required to compensate those suffering loss or damage by reason of violations and may be fined if convicted of an offense under such legislation.

              Significant investments have been made in our plant and equipment in order to comply with applicable environmental laws and regulations. We cannot reasonably estimate the cost of future compliance or remedial work. Nevertheless, we expect that our businesses will have to continue to invest in order to ensure continued compliance as applicable environmental laws and regulations and their enforcement grow more stringent. The precise cost of future compliance and remedial work will depend on, among other things, the nature and extent of the current and future environmental laws and regulations, the timing and nature of any required remedial work, the extent of any contamination, the technology available to meet the required standards, the determination of any liability in proportion to that of other parties and the extent to which any costs are recoverable from insurance and third parties. Assuming that the environmental laws and regulations are applied uniformly, we believe that our environmental compliance costs are not likely to have a material adverse effect on our relative competitive position or our financial position or results of operations.

              The costs of compliance and remedial work are generally embedded in the normal cost of conducting our businesses. It is not practicable to attempt to isolate and quantify all such costs because they are related to, and intertwined with, health, safety and other laws and regulations to which we are subject. Our management has no reason to believe that these costs vary significantly from similar costs incurred by other companies engaged in similar businesses.

              Our operating facilities comprise a number of sites in New Zealand. Although operating in various localities, our business units have a co-ordinated, shared focus on health, safety and environmental matters.

INSURANCE

              We believe that our risk management programs are adequate to protect our assets and earnings against loss incurred, within a self-insurance level of $5 million for any one loss. Based on past experience, we do not anticipate that future losses within this level would have a significant impact on our financial position or results of operations.

              Our forests are not insured, except where required by contractual agreements with joint venture parties or other parties (e.g. lessors).

              In certain circumstances, where required by law or where management considers it appropriate, insurance may be arranged for exposures within the self-insurance levels. Subject to self-insurance of $5 million for any one loss, we remain insured with re-insurers of high credit quality for the following risks as at June 30, 2002:

                                                                                  LIMIT OF INSURANCE
                                                                                  ------------------
           Public and product liability (NZ$ million)....................                 100
           Loss or damage to Group property including business interruption
           and machinery breakdown (NZ$ million).........................                 150
           Marine charterers liability (US$ million).....................                  20

              We have arranged a programme of directors' and officers' liability insurance and indemnities and statutory liability insurance to the extent permitted by statute and our constitution.

ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

              The discussion and analysis set forth below is based on the Fletcher Challenge Forests Audited Consolidated Financial Statements included in this annual report. The Fletcher Challenge Forests Audited Consolidated Financial Statements are prepared in accordance with NZ GAAP. NZ GAAP differs in certain significant respects from US GAAP. See Note 30 to the Fletcher Challenge Forests Audited Consolidated Financial Statements for a discussion of these significant differences.

              As used in this annual report, "EBIT" is defined as Earnings before Taxation and Funding Costs. Operating Earnings (as described in the Statement of Financial Performance) represents EBIT before Forest Crop Revaluation (as included in the Statement of Financial Performance). "EBITD" is defined as Earnings before Taxation, Funding Costs, Forest Crop Revaluation, Depletions and Depreciation. We believe that EBIT and EBITD are commonly used measures in New Zealand for discussing a company's performance. We have, consistent with publicly listed companies in New Zealand, used EBIT and EBITD in the management's discussion and analysis of financial position and results of operations as a measure of financial performance. The definitions of EBIT and EBITD used by us may not be comparable with the definitions of these terms used by certain other companies. EBIT and EBITD is not an alternative to US GAAP earnings, loss, cash flows or liquidity as measures of financial performance. The "ratio of Debt to Total Capitalization" is the ratio of debt to debt plus total equity at book value.

       PRICE CYCLICALITY AND SENSITIVITIES

              Demand for our products, and both the volumes we can sell and the prices at which we can sell them, are dependent upon the general performance of the different national and regional economies in which we operate. Reduced or negative growth of any of these economies generally, or reduced demand in their construction industries in particular, could have a material adverse effect on our financial position or results of operations. We are also dependent on the economies into which we export products, or from which imports originate that may affect our market share or the prices of our products in New Zealand.

       CRITICAL ACCOUNTING POLICIES AND ESTIMATES

              The accounting policies discussed below are considered by management to be critical to an understanding of our financial statements because their application places the most significant demands on management's judgement, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain.

       Forest Valuation

              A market based valuation of our forests is undertaken by our directors and incorporated in the Statement of Financial Position. The market valuation is based on a combination of net present value and compounded replacement cost. We believe this valuation disclosure provides timely, relevant and transparent information in relation to our forest plantation.

              Our directors' valuation is determined for different age classes, as follows:

                  -     Age class (1-5 years); compound replacement costs.

                  - Age class (6-15 years); progressive weighting of compound replacement cost from year six to net present value of future net cash flows at end of year fifteen.

                  - Age class (16+ years); net present value of future cash flows.

              The measure of net present value of the plantation forest estate is determined as the amount by which future after cash tax inflows from the standing plantation forest exceed the future after tax cash costs of harvesting, transporting and marketing the logs produced. Compound replacement cost represents the cost of initial establishment and subsequent silviculture costs compounded at a rate of 5.0%.

               The valuation is based on the harvest profile data above. Future sales prices are determined as the weighted average of the current and preceding 11 quarter market prices as listed below.

                                                                        JUNE 2002
                                                                         QUARTER
                                                                         NZ$ / M3
                                                       JUNE 2002           (FOR
                                                       12 QUARTER      INFORMATION
                                                        NZ$ / M3        PURPOSES)
                                                        --------        ---------
    Radiata pine
       Pruned                                              174              166
       Structural                                          108              106
       Utility                                             101              100
       Industrial                                           70               69
       Pulp                                                 56               50
    Douglas fir                                            105              104
    Other Species                                           61               61
                                                           ---               --
    Weighted Average                                       100               99
                                                           ---               --


              No allowance is made for future price level changes, either from inflationary or real changes in log prices. Costs are current average cost, again without consideration for inflation, changes resulting from the outcome of the CNIF Partnership receivership, real price change of the inputs or changes in input efficiency.

              The net present value is calculated using a real after tax discount rate of 7.5%, which represents our assessment of the required risk adjusted real after tax return on forestry investments, and costs are compounded at an annual rate of 5%, representing a conservative compound rate lower than our assessed cost of capital. This produces an equivalent value to discounting the future cash flows for all age classes using a discount rate equivalent to 8.0%. The valuation includes an annual charge for the holding cost of land equal to the discount rate of return. The land value used is based upon the current Government Valuation.

              Other key assumptions on which the valuation is based are that:

              - The trees are harvested at or close to "biological maturity" (the point in time which maximizes net present value assuming constant prices), subject to the total volume harvested not varying by more than ten per cent year on year.

              - No attempt is made to factor in predictions of market demand or the impact of changes in third party supply volumes, including changes in supply from the CNIF Partnership estate.

              - There is no further expansion, acquisition or divestment of forests.

              - The future patterns of tree growth reflect past growth patterns. The productivity of recently planted areas incorporates some growth benefit over the existing mature estate due to improvements in tree breeding and silviculture (the practice of tending forest crops based on knowledge of forestry; more particularly managing all aspects of the establishment, composition and growth of forests).

              - The forest estate will continue to be managed according to the silvicultural regimes currently practiced and in compliance with all currently applicable environmental regulations.

              -             The existing tree crop only is valued.

              - No allowance has been made for catastrophic losses that may result from fires, wind storms, volcanic eruptions, earthquakes or disease. Normal attrition losses due to wind, endemic pathogens and inter-tree competition are included within the estimated harvest.

              - The harvest pattern derived will satisfy all existing contractual commitments in any given year.

              - The average rotation age is approximately 27 years for Radiata pine, and 37 years for Douglas fir.

              - Cash flows are fully taxed at the corporate rate, taking into account our available tax losses.

              The resulting valuation as at June 30, 2002 was $1,176 million. The sensitivity of this valuation to changes in key assumptions is as follows:

                                                                                          million
                        10% increase in prices                                           Plus $194
                        10% decrease in prices                                          Minus $183

                        50 basis points increase in discount rate                        Minus $46
                        50 basis points decrease in discount rate                        Plus $50


       Deferred Taxation

              We record future tax benefits of past and current tax losses, to the extent they exceed related deferred taxation liabilities only if utilization is considered virtually certain. Under New Zealand income tax legislation operating losses can, subject to meeting minimum shareholder continuity requirements, be carried forward indefinitely. We expect to generate sufficient taxable income to utilize the benefit of $60 million of operating losses recognized which will expire if not effectively utilized within two years due to the loss of shareholder continuity following the Fletcher Challenge Group separation process.

       Contingent Liabilities

              Contingent liabilities are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Estimating probable losses requires estimates and judgements about future actions and events by third parties. We do not believe it is probable any loss will arise from the CITIC disputes (see "Item 8. Financial Information - Legal or Arbitration Proceedings - CITIC"). Given the materiality of the assets, activities and issues involved in the CITIC disputes we can give no assurance that a material adverse financial impact will not occur as a result of these claims or any other claims made by CITIC.

       Term Debt Facility

              We have a US$200 million Senior Credit Facility (the Facility) with a syndicate of banks. The Facility contains certain positive and negative covenants. We identified in November 2001 that both Earnings before Interest and Taxation and Total Tangible Assets of Restricted Subsidiaries represent less than the minimum required 90 per cent of the Fletcher Challenge Forests Group's consolidated Earnings before Interest and Taxation and Total Tangible Assets respectively. The Facility allows the banking syndicate to cancel the Facility and require immediate repayment of all outstanding amounts. We do not expect cancellation of the Facility or that the consequences of this issue will be material. The amount drawn under the Facility continues to be classified as term debt. We have previously communicated this technical breach to the Facility agent and requested a waiver of this requirement and that the Facility be amended. The Facility agent had indicated a willingness to grant an amendment subject to agreement by all members of the banking syndicate being satisfied that their security has not been materially affected. We have subsequently decided to re-finance the bank debt to achieve lower borrowing costs and greater flexibility. The re-financing is expected to be completed during February 2003.

       Permanent Impairment of the second-ranking debt owed to us by the CNIF Partnership

              During 2001-02 we fully wrote off the carrying value of the second-ranking debt owed to us by the CNIF Partnership. The write off followed a directors' review which concluded that if a sale of the CNIF Partnership was completed, the proceeds of the sale would not exceed the value of the senior bank debt.

       RECENTLY ISSUED ACCOUNTING STANDARDS

              The New Zealand Accounting Standard Setters currently have a policy of harmonising wherever possible generally accepted accounting practice in New Zealand (NZ GAAP) with International Financial Reporting Standards

(IFRS). However, consistent with many other jurisdictions the Standard Setters have recently announced they will recommend to government a requirement to adopt IFRS for all public listed companies. The intention is for IFRS to be mandatory for fiscal years commencing after January 1, 2007 with early adoption encouraged for periods commencing after January 1, 2005. While there will be no impact on the consolidated financial statements in the current year the application of IFRS by us may result in additional differences in future years between the Group Financial Statements prepared in accordance with NZ GAAP and US GAAP, some of which may be material.

              The New Zealand Financial Reporting Standards Board recently issued three new Financial Reporting Standards ("FRS"): FRS-36 "Accounting for acquisitions resulting in combinations of entities or operations", FRS-37 "Consolidating investments in subsidiaries" and FRS-38 "Accounting for investments in associates". FRS-36 details the accounting treatment for acquisitions (excluding inter-group reconstruction's) using the purchase method and requires an annual impairment test to goodwill. FRS-37 defines a subsidiary on the basis of power to control and entitlement to ownership benefits. FRS-38 defines an associate and details the accounting treatment for associates using the equity method. These standards are not yet mandatory, however, we have adopted the requirements of the new standards early. In addition, we have also applied various consequential amendments that were made to other financial reporting standards as a result of the approval and adoption of the three new financial reporting standards listed above. With the exception of FRS-38 as noted below, the implementation of these new accounting standards has not had a material impact on the consolidated financial statements in the current year. Following the adoption of FRS-38, our share of surplus from associates in 2001-02 of $14 million (2000-01: net deficit $14 million, 1999-00: net deficit of $100 million) is recognised as a component of operating earnings in the Statement of Financial Performance. Dividends received from associates are included within Equity Earnings (2001-02: $6 million, 2000-01: nil 1999-00: $3 million). Previously our share of the net surplus of associates, after adjusting for any dividends received, was recognised in the Statement of Financial Performance following the earnings after taxation and dividends received from associates were recognised as a component of operating earnings. This change in accounting policy has resulted in an increase in operating earnings in 2001-02 of $8 million (2000-01: deficit $14 million, 1999-00: $100 million). However this change in accounting policy has had no effect on net earnings. The comparative figures have been restated on a comparable basis.

              On June 30, 2001, we changed our accounting policy in respect of the carrying value of plantation forest estate from a historical cost basis to a market value basis (see "Forest Valuation" above). Under the new accounting policy, the plantation forest estate asset is revalued to our directors' estimate of market valuation. Our policy is to include changes in valuation within the earnings before taxation in the statement of financial performance. Our former policy was to record the carrying value of standing forests at original cost plus capitalized silviculture and funding costs. Capitalized costs were written off to earnings at the time of harvesting. This change in accounting policy resulted in a pre tax devaluation to the forest estate of $625 million being recognized in the statement of financial performance for 2000-01. The board of directors changed the accounting policy to provide timely, relevant and transparent forest valuation information which is consistent with the Australian Accounting Standard AASB1037 "Self-generating and regenerating assets" and the International Accounting Standard IAS41 "Agriculture". Under the new accounting policy, silviculture and funding costs are no longer capitalized to the plantation forest estate and are charged directly to the Statement of Financial Performance. Depletions are no longer written off to earnings at the time of harvesting. Changes in the future market valuation of the plantation forest estate, including a reduction for harvesting removals based upon opening market values, are charged directly to the Statement of Financial Performance. This change in accounting policy did not affect recognition of the operating revenue within the Statement of Financial Performance.

              On July 1, 2000, we adopted US Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133". SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each year in current earnings or Group Equity, depending on whether a derivative is designated as part of a hedge transaction, the type of hedge transaction and the hedge effectiveness. The gains and losses that are recorded in our Equity are taken to Earnings consistent with the underlying hedged item. SFAS 133 requires existing derivative Financial Instruments to be recorded at Fair Value and for deferred gains and losses previously recognized in the Statement of Financial Position to be reversed. The financial impact of adopting SFAS 133 on July 1, 2000 on Discontinued Operations was a net $2 million gain to Earnings, a net $169 million reduction in Group Equity, a $287 million reduction in Deferred Losses (recorded within Total Assets) and a $120 million reduction in Total Liabilities impacting Deferred Taxation and the valuation of Financial Instruments. The adoption of SFAS 133 on the Continuing Operations did not have a significant impact on earnings.

              On July 1, 2000, we adopted FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25" (FIN 44). FIN 44 clarifies the definition of an employee for purposes of calculating stock based compensation; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequences of various modifications to the terms of previously fixed stock options of awards; and the accounting for an exchange of stock compensation awards in a business combination. The application of FIN 44 did not have a material impact on our financial position or results of operations.

              The United States Securities and Exchange Commission (SEC) has issued Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements" (SAB 101), and amendments SAB 101A and SAB 101B. SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition and is applicable from July 1, 2001. We adopted SAB 101 with effect from July 1, 2000. The application of SAB 101 did not have a material impact on our financial statements.

              In July 2001, the FASB issued SFAS 141, "Business Combinations," which supersedes APB opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after June 30, 2001, and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. The application of SFAS 141 has not had a material impact on our financial statements.

              In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets" which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets (including those acquired in a business combination) should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. We are currently evaluating the impact that adoption of SFAS 142 will have on our financial statements.

              In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and related asset retirement costs. SFAS 143 is effective for financial statements with fiscal years beginning after June 15, 2002, and will not have a material impact on our financial statements.

              In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. SFAS 144 is effective for financial statements with fiscal years beginning after December 15, 2001 and is not expected to have a material impact on our financial statements.

              In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". As a result of rescinding Statement 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect, the criteria in APB Opinion 30 will now be used to classify those gains and losses. We will adopt SFAS 145 as of the beginning of 2002-03, and we do not expect it to have a material impact on our financial statements.

              In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities", which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3. SFAS 146 requires that a liability for exit or disposal activities be recognised and initially measured at fair value only when a liability has been incurred. Therefore, the recognition of such costs is deferred until all criteria of a liability are meet. The implementation of this standard is not expected to have a material impact on our financial statements.

       RECENT DEVELOPMENTS

CNIF PARTNERSHIP

              It is our understanding that the Receivers are continuing to try to sell the assets of the CNIF Partnership, but that no sale has yet been concluded with the Receivers. The Receivers have requested a revised management proposal from us and, we understand, other parties in respect of the ongoing management of the CNIF Partnership. Also, a new owner of the CNIF Partnership might not wish to continue with us as manager. However, it is possible that a purchaser of the assets would wish to negotiate a continuation of some or all of our management services in view of the synergy benefits that are available to both parties from operating the assets and our forests on a combined basis, although it is not currently possible to assess the probability of this occurring.

              There are complex commercial and legal issues that would need to be worked through before any transition of management of the CNIF Partnership assets to a new manager could happen.

              As a result, although the CNIF Partnership currently remains under our continuing management, the future of our Management Agreement and the CNIF Partnership is uncertain.

SHARE CONSOLIDATION

              On January 22, 2002 the New York Stock Exchange (NYSE) advised us that we were in breach of a NYSE quantitative continuous listing standard because the average closing price of our ADSs had been less than US$1.00 over a consecutive 30-day trading period. We are required to remedy this breach by bringing the ADS price and the average ADS price back above US$1.00, or risk delisting from the NYSE. We intend to remedy the breach by consolidating our ordinary shares and preference shares on the following basis:

- a consolidation on a one for five basis. As a result, every five ordinary shares and five preference shares in the Company registered in the name of a shareholder on the record date would be consolidated into one ordinary share and one preference share respectively;

- if, in effecting the consolidation, a holder of our ordinary shares or preference shares did not have a number of ordinary shares or preference shares exactly divisible by five, in calculating the number of shares to be held by such holder following consolidation, a fraction of a share would be rounded up to the nearest whole number;

- in respect of the holders of ADRs, the number of ADSs on issue will be consolidated on a one for five basis to enable the American Depositary Receipt ratio of ten shares in the Company per ADR to remain unchanged. Any fractional ADS resulting from the consolidation would be sold with the proceeds going to the ADS holder.

              At our annual shareholders meeting held on November 13, 2002, a change to clause 2.3 of our Constitution was approved to ensure that after the consolidation, the preferential amounts of $0.25 referred to in that clause are increased to $1.25.

              The consolidation was approved by a resolution of the Board passed on November 13, 2002. The record date for the consolidation is November 29, 2002.

              This consolidation, when taken together with the consequential consolidation of the ADSs, should result in an increase in the market price of those shares and the market price of the ADSs to a level which remedies the breach of the NYSE's quantitative continuous listing standard.

                  FLETCHER CHALLENGE FORESTS - CONTINUING OPERATIONS

              The following tables set out our Operating Revenue and Earnings for the periods indicated.

                                                                                       2001-02     2000-01     1999-00
                                                                                       -------     -------     -------
                                                                                               (IN NZ$ MILLIONS)
OPERATING REVENUE

                                   Forest and Logs (1)...........................          255          289       183

                                   Processing and Distribution

                                        Australasian Consumer Solutions..........          169          150       161
                                        North American Consumer Solutions........          194          145       131
                                        Japanese and Asian  Consumer Solutions...           46           53        53
                                                                                           ---          ---       ---
                                   Total Processing and Distribution.............          409          348       345

                                   South America.................................            -           (3)       (5)

                                                                                           ---          ---       ---
                                   TOTAL OPERATING REVENUE.......................          664          634       523
                                                                                           ===          ===       ===


(1)   Forests and Logs Operating Revenue includes:

- accrued interest on the loans to the CNIF Partnership of $26 million and $42 million for 2000-01 and 1999-00 respectively;

- Equity Earning loss from the CNIF Partnership of $9 million and $95 million for 2000-01 and 1999-00 respectively. CNIF Partnership Equity Earnings for 1999-00 included a $62 million write-down in the carrying value of the CNIF Partnership.

                                                                                                              1999-00
                                                                                       2001-02    2000-01(4)     (4)
                                                                                               (IN NZ$ MILLIONS)
EARNINGS

                                   Forest and Logs (1)...........................           90          (36)      (36)

                                   Processing and Distribution

                                        Australasian Consumer Solutions..........            5            7        16
                                        North American Consumer Solutions........           26           11        16
                                        Japanese and Asian  Consumer Solutions...          (10)          (4)       (1)
                                                                                          ----       ------       ---
                                   Total Processing and Distribution.............           21           14        31

                                   South America.................................            -           (3)       (5)
                                   Other (2).....................................           25            -         -
                                   Revaluation of Forest Crop upon adoption of new
                                   accounting policy.............................            -         (625)        -
                                                                                          ----       ------       ---
                                   EBIT EXCLUDING UNUSUAL ITEMS..................          136         (650)      (10)
                                   Unusual Items (3) ............................         (351)      (1,021)      (55)
                                                                                          ----       ------       ---
                                   EBIT INCLUDING UNUSUAL ITEMS .................         (215)      (1,671)      (65)
                                   Funding Costs.................................          (22)           -         -
                                                                                          ----       ------       ---
                                   Earnings before Taxation......................         (237)      (1,671)      (65)
                                   Taxation......................................           (9)         285       102
                                                                                          ----       ------       ---
                                   Earnings after Taxation.......................         (246)      (1,386)       37
                                   Minority Interest.............................           (3)           9        (1)
                                                                                          ----       ------       ---
                                   Net Earnings from Continuing Operations.......         (249)      (1,377)       36
                                   Net Earnings from Discontinued Operations.....            -        1,270       346
                                                                                          ====       ======       ===
                                   NET EARNINGS..................................         (249)        (107)      382
                                                                                          ====       ======       ===


(1)   Forest and Logs EBIT includes:

-     Current period forest crop revaluation of $53 million for 2001-02;

- accrued interest on the loans to the CNIF Partnership of $26 million and $42 million for 2000-01 and 1999-00 respectively;

- Equity Earning loss from the CNIF Partnership of $9 million and $33 million (excluding unusual item of $62 million) for 2000-01 and 1999-00 respectively.

(2) Net foreign exchange gains on net US denominated asset and debt instruments not attributed to a specific business.

(3) Unusual items for 2001-02 include permanent impairment relating to the investment in and advances to the CNIF Partnership of $349 million, a gain of $2 million upon sale of the Ngatapa forest land, other gains/l osses relating to the reversal of provisions relating to the environmental provisions ($2 million) and other provisions ($2 million), the establishment of provisions for the costs relating to the closure of the Japanese Engineered Wood Products business unit ($3 million), acquisition costs written off relating to costs incurred in relation to the proposed acquisition of CNIF Partnership assets ($6 million) and the part recovery of a debt written off relating to the sale of the Chilean forestry operations ($1 million). Unusual items for 2000-01 include the gain on sale of biotechnology and South American assets of $26 million, restructuring costs associated with the separation of the Fletcher Challenge Limited targeted share structure of $63 million, permanent impairment of the investment in the CNIF Partnership of $768 million, the New Zealand forest estate of $207 million and the investment in Tasman KB of $1 million, a provision established to cover costs for defending the claims of CITIC New Zealand Limited of $5 million and the write-off of a debt of $3 million related to the sale of the Chilean forestry operations. Unusual items 1999-00 included restructuring costs associated with the separation of the Fletcher Challenge Limited targeted share structure of $4 million, receipt of Chile forest fire insurance proceeds of $11 million and a $62 million write-down in the carrying value of the CNIF Partnership.

(4) Reference should be made to "Recently Issued Accounting Standards" on page 40 which describes changes in our accounting policies.

RESULTS OF CONTINUING OPERATIONS

       2001-02 COMPARED WITH 2000-01

              Our revenues from Continuing Operations (referred to as Operating Revenue in the financial statements) for 2001-02 were $664 million, an increase from $634 million for 2000-01. Sales Revenue for 2001-02 increased by $27 million from $622 million in 2000-01 to $649 million in 2001-02 reflecting increased volumes in both log sales and manufactured products. Other Revenue for 2001-02 contributed $15 million compared to $12 million in 2000-01. Other Revenue for 2001-02 included equity earnings from associates of $14 million (predominantly our United States distribution associates) compared to an equity earnings loss of $14 million (predominantly the CNIF Partnership) in 2000-01. Other Revenue for 2000-01 included $26 million in accrued interest income on our loan to the CNIF Partnership. We ceased to accrue any interest on our loan to the CNIFP following the write down of the loan in December 2000.

               Operating Earnings for 2001-02 was a loss of $268 million compared to a loss of $1,046 million in 2000-01. Both the 2001-02 and 2000-01 results were impacted by substantial unusual items totalling a loss of $351 million and $1,021 million respectively. Excluding the unusual items Operating Earnings for 2001-02 of $83 million showed a significant improvement from a loss of $25 million in 2000-01.

              Earnings before taxation and funding costs (EBIT) for 2001-02 was a loss of $215 million compared to a loss of $1,671 million in 2000-01. In addition to the unusual losses included within EBIT for both 2001-02 ($351 million) and 2000-01 ($1,021 million), we changed our accounting policy in 2000-01 with respect the carrying value of plantation forest crop from a historical cost basis to a market value basis which resulted in a pre tax devaluation to the forest crop of $625 million being recognized within the 2000-01 EBIT. Excluding the unusual items and the initial forest crop devaluation our EBIT increased to $136 million (including a forest crop revaluation of $53 million) compared to a loss of $25 million in 2000-01. The strong growth in EBIT was assisted by the benefits flowing through from our ongoing cost reduction program, an excellent performance from our North American operations, and an unrealized foreign exchange gain ($25m) as a result of the strengthening New Zealand dollar and a consequent increase in the value of our forest estate.

              Unusual items for 2001-02 which totaled a loss of $351 million include permanent impairment relating to advances to the CNIF Partnership ($349 million), a gain upon the sale of the Ngatapa forest land ($2 million), other gains/losses relating to the reversal of provisions relating to certain environmental provisions ($2 million) and other provisions ($2 million), the part recovery of a debt written off relating to the sale of the Chilean forestry operations ($1 million), costs related to the closure of the Japanese Engineered Wood Products business unit ($3 million) and acquisition costs written off relating to costs incurred in relation to the proposed acquisition of CNIF Partnership assets ($6 million).

              Operating costs before unusual items for 2001-02 were $581 million compared to $659 million in 2000-01. The $78 million reduction reflects the change in the forest estate accounting policy (a net $68 million reduction) which expenses silviculture costs but no longer includes depletions as a component of operating costs.

              Funding costs for 2001-02 totaled $22 million. Prior to the change in our forest estate accounting policy all interest costs were capitalised to the plantation forest estate.

              A taxation expense of $9 million was recognized for 2001-02 compared to a benefit of $285 million in 2000-01. The difference between the statutory tax rate of 33% and the effective tax rate of 3% in 2001-02 was primarily due to the non-deductibility of the permanent impairment relating to advances to the CNIF Partnership ($90 million tax effect). The difference between the statutory tax rate of 33% and the effective tax rate of 17% in 2000-01 was due to permanent impairment and forest crop revaluation ($368 million tax effect) and other differences ($102 million tax effect), predominantly the deconsolidation of Forestry Corporation of New Zealand Limited (in receivership).

              Net Earnings from Continuing Operations, before net unusual items and the initial forest crop devaluation, improved substantially from a loss of $53 million in 2000-01 to a profit of $75 million in 2001-02. Including the unusual items and the initial forest crop devaluation we recorded a net loss of $249 million in 2001-02 compared to a loss of $1,377 million in 2000-01.

      FOREST AND LOGS

              Forests and Logs sales revenue fell slightly in 2001-02 to $254 million compared to $272 million in 2000-01. External sales volumes from our own forests increased by 13% to 1.33 million m3 in 2001-02 compared to 2000-01, reflecting the stronger wood products markets and our maturing forest resource. However this was more than offset by a 22% fall in the lower margin third party trading volumes to 1.88 million m3 in 2001-02, due primarily to a change in terms of trade for certain chip suppliers resulting in the customer being supplied directly by third parties, compared to a 9% increase in 2000-01.

              Exports in 2001-02 accounted for 62% of sales revenue compared to 55% in 2000-01. Our largest market, Korea, continued to show a steady lift in demand, with volumes from our total managed estate exceeding 1 million m3 for the year, up 32%. Combined with the strong growth in the China market, where log sales volumes increased 95% year-on-year, this set the tone for log exports and we saw prices lift across all export markets. Korean U grade prices rose 11% in US dollars, June-on-June. Domestic sawlog sales rose slightly, underpinned by the strength of the residential construction sectors in both New Zealand and Australia.

              Forest and Logs recorded EBITD before unusual items for 2001-02 of $50 million compared to $61 million in 2000-01. Adjusting 2000-01 for the change in the forest accounting policy (reverse capitalised costs of $18 million) and excluding the $17 million accrued interest and equity earnings from the CNIF Partnership, EBITD before unusual items for 2000-01, on a comparable basis, was $26 million.

              Operating costs (excluding depletions, depreciation and unusual items) for 2001-02 reduced 10% to $205 million compared to $228 million in 2000-01. This reduction reflects reduced third party trading volumes, the continuing emphasis on a low cost structure, efficient supply chains, and optimising market allocation through an effective sales and operational planning process.

       PROCESSING AND DISTRIBUTION - AUSTRALASIAN CONSUMER SOLUTIONS (ACS)

              Operating Revenue was $169 million in 2001-02 compared with $150 million in 2000-01 as a result of a 15% increase in volume driven by strong demand. This volume increase was partially offset by lower prices following a market downturn in April 2001. Despite price increases during 2001-02 average prices for 2001-02 were lower than 2000-01.

              EBITD for 2001-02 was $14 million compared to $16 million in 2000-01 and reflected reduced margins as a result of the lower prices discussed above.

              The Australasian markets have remained buoyant over the last six months of the year, with good demand for residential construction. Together with a continued growth in customer demand for Origin(TM) branded structural timber and building products, this led to improved market share for our key products. Origin(TM) products comprised 73% by value of our New Zealand wood product sales during 2001-02 compared to 71% during 2000-01.

       PROCESSING AND DISTRIBUTION - NORTH AMERICAN CONSUMER SOLUTIONS (NACS)

              Operating Revenue was $194 million in 2001-02 compared with $145 million in 2000-01. Operating Revenue in 2001-02 included earnings from our associate companies of $14 million compared to a loss of $2 million in 2000-01. The increase in earnings from associates reflects the buoyant market conditions in the home improvement retail sector last year, supported by a period of continued low interest rates.

               The 22% increase in sales revenue in 2001-02 compared to 2000-01, in spite of the weaker United States economy, reflects the increase in exported volumes of lumber and processed product in 2001-02. The volume increase was offset by softer lumber prices during the first half of 2001-02 compared with 2000-01 as a result of excess supply in the market at a time when customers were reducing inventories.

              EBITD for 2001-02 was $31 million compared to $16 million in 2000-01. The $15 million increase in EBITD reflects the increased earnings from our associate companies. Margins during 2001-02 were negatively impacted by the softer lumber prices discussed above, while operating costs for 2001-02 were comparable to 2000-01.

              The increase in sales of high value products to North America is especially noteworthy given the uncertainty in the United States economy. Housing sector spending has been particularly robust and wood prices rose significantly in the second half of 2001-02. For example the benchmark Molding and Better grade of lumber rose over 60%, from US$800 per m3 in December 2001 to US$1,300 per m3 by the end of 2001-02.

       PROCESSING AND DISTRIBUTION - JAPANESE & ASIAN CONSUMER SOLUTIONS (JACS)

              Operating Revenue was $46 million in 2001-02 compared with $53 million in 2000-01 and reflects a reduction in low margin third party trading sales and a strengthening of the New Zealand dollar. Export revenue in 2001-02 was 54% of sales compared to 60% in 2000-01.

              The Japanese Engineered Wood Product business continued to experience difficult trading conditions, and our efforts to restructure this business have been unsuccessful. We have now effectively withdrawn from this market in Japan and will continue to produce a range of engineered products for the Australasian markets. EBITD for 2001-02 was a loss of $12 million compared to a loss of $3 million in 2000-01 reflecting increased operating costs and higher feedstock prices during 2001-02. Included within the 2001-02 loss was $3 million of costs relating to the closure of the Japanese Engineered Wood Products business unit.

       2000-01 COMPARED WITH 1999-00

              Our revenues from Continuing Operations (referred to as Operating Revenue in the financial statements) for 2000-01 were $634 million, an increase from $523 million for 1999-00. 2000-01 included $26 million in accrued interest income on our loan to the CNIF Partnership and an equity earnings loss from the CNIF Partnership of $9 million, compared to $42 million and $95 million in 1999-00. Following the December 2000 writedown of the CNIF Partnership, we stopped accruing interest on our second - ranking advances to the CNIF Partnership. Equity Earnings for 1999-00 included a $62 million writedown in the carrying value of the investment in the CNIF Partnership, primarily the result of the continuation of weak Douglas fir pricing in the Japanese market against expectations, leading to a reduction in future price expectations. Our underlying sales revenue was $622 million for 2000-01, a 8% increase over the $578 million in 1999-00. Operating Earnings was a loss of $1,046 million, significantly lower than the $65 million loss in 1999-00. The 2000-01 result was impacted by substantial unusual items totalling $1,021 million at the EBIT level. Unusual items in 2000-01 included a writedown of the investment in the CNIF Partnership of $768 million, impairment of the New Zealand forest estate of $207 million, restructuring costs of $63 million associated with the separation of the Fletcher Challenge Limited targeted share structure, other losses of $9 million offset by a gain on the sale of biotechnology and South American assets of $26 million.

              Operating costs before unusual items for 2000-01 were $659 million compared to $595 million in 1999-00. A higher cost of sales driven by an 8% increase in New Zealand owned and managed harvest volumes (from 3.3 million m3 in 1999-00 to 3.6 million m3 in 2000-01) and an 9% increase in added value remanufactured products (from 95,000 m3 in 1999-00 to 103,000 m3 in 2000-01) was the primary cause of the increase. Log purchase costs were also a factor, as improved NZ dollar returns to log exporters resulted in higher domestic log prices.

              On June 30, 2001, we changed our accounting policy in respect of the carrying value of our forest estate from a historical cost basis to a market value basis. Under the new accounting policy, the forest estate was revalued to our directors' estimate of market valuation based on a combination of net present value and compounded cost. Our policy is to include changes in valuation within earnings before taxation, in the Statement of Financial Performance. This change in accounting policy resulted in a pre tax devaluation to the forest crop of $625 million being recognized in the Statement of Financial Performance for 2000-01.

              A taxation benefit of $285 million was recognized for 2000-01. The difference between the statutory tax rate of 33% and the effective tax rate of 17% in 2000-01 was due to permanent impairment and forest crop revaluation ($368 million tax effect) and other differences ($102 million tax effect), predominantly the deconsolidation of Forestry Corporation of New Zealand Limited (in receivership). A taxation benefit of $102 million was recognized for 1999-00. The difference between the statutory tax rate of 33% and the effective tax rate in 1999-00 was primarily due to the recognition of previously unrecognized benefits ($93 million tax effect).

              Our Continuing Operations recorded a net loss of $1,377 million in 2000-01, compared to net earnings of $36 million in 1999-00. Net Earnings from Discontinued Operations were $1,270 million in 2000-01 and included a gain on sale of Fletcher Challenge Energy and Paper of $928 million (after taxation). Net earnings from Discontinued Operations were $346 million in 1999-00.

      FOREST AND LOGS

              Our principal source of revenue is from the sale of logs, and processed solid wood products from logs, from the forest estate. In addition, we also trade logs and other wood products purchased from third parties.

              Revenue from Forest and Logs, excluding accrued interest income and the CNIF Partnership equity earnings, rose 15% to $272 million in 2000-01 compared to $236 million in 1999-00. An 8% increase in sales volume and an average US/NZ exchange rate that was 16% weaker (year on year) were the primary contributing factors. Log sales volumes from our forests, net of intra-company sales, rose 5% to 1.18 million m3 from 1.12 million m3 in 1999-00 while the volume from third party log and chip trading rose 9% to 2.41 million m3 from
2.20 million m3 in 1999-00.

              The overall improvement in revenues was partially offset by adverse conditions in the log export markets which continued to suffer through 2000-01 from a combination of generally static demand and a competitive supply environment. US dollar prices tracked down over the last 9 months of 2000-01 as both supplier and customer currencies weakened against the US dollar. Total managed export volumes were down 11% to 2.20 million m3 from 2.47 million m3 in 1999-00, although late in the year we were able to lift market share in South Korea and volumes for the final quarter were in line with those for the same quarter in 1999-00. An efficient supply chain and appropriate production control have kept inventory levels at acceptable levels during this period.

              The fall in the NZ dollar exchange rate (on average 16% lower than 1999-00) helped lift returns in NZ dollar terms. Prices for the indicator grades for Asian log demand (A grade to Japan and K grade to Korea) increased 9% and 5% in NZ dollars to $120 per m3 and $95 per m3 respectively, compared to $109 per m3 and $90 per m3 respectively, in 1999-00.

              EBITD, excluding unusual items, accrued interest income and the CNIF Partnership equity earnings, fell 20% from $55 million in 1999-00 to $44 million in 2000-01. The decrease in EBITD was caused by a lower proportion of pruned (higher value) logs, which is a function of the particular mix of stands that were harvested and a reduced margin on third party trading due to competitive market pressures. The benefit of higher NZ dollar prices was insufficient to offset the effects of lower margins.

       PROCESSING AND DISTRIBUTION

              Our manufacturing operations continued to benefit from the diversified market base that has been created over the past five years, with steady demand and higher NZ dollar prices from the United States market partially offsetting depressed conditions in Australia and New Zealand. Total Processing and Distribution operating revenue increased to $348 million in 2000-01 compared to $345 million in 1999-00, on volume which fell 3% to 686,000 m3 in 2000-01.

              Processing and Distribution EBITD, excluding unusual items, fell from $40 million in 1999-00 to $29 million in 2000-01, primarily due to higher log costs. This was caused by a weaker NZ dollar exchange rate (against the US dollar) improving export prices, which in turn flowed on to higher pricing in the domestic log market which increased our raw materials cost.

       PROCESSING AND DISTRIBUTION - AUSTRALASIAN CONSUMER SOLUTIONS (ACS)

              Operating Revenue was $150 million in 2000-01 compared with $161 million in 1999-00 as a result of lower sales volumes and prices.

              The post GST downturn in the Australian building industry (housing consents down 40%) was the most severe on record, and had a secondary flow-on effect as New Zealand exporters looked to redirect production into the New Zealand market, where demand had also dropped to 15% below trendline levels (annual residential dwelling consents of 19,300 compared to an average 22,600 for the last five years). Despite the prevailing negative conditions we achieved strong Australasian sales growth in Origin(TM) Plywood (up 11%), fuelled by the addition of new wall cladding and lining products and extending the Origin(TM) I-beam product range with the launch of Origin(TM) I-floor (a combination of Origin(TM) I-beam and long-span Origin(TM) Plywood). Ramsey Roundwood also performed well, with revenue growth (up 21%) in the New Zealand rural and viticulture markets and in pole exports to Asia.

              Higher log costs were unable to be passed on to end customers due to competitive pressures in an over-supplied market. EBITD fell 32% from $22 million in 1999-00 to $15 million in 2000-01, while EBIT fell from $16 million in 1999-00 to $6 million in 2000-01.

       PROCESSING AND DISTRIBUTION - NORTH AMERICAN CONSUMER SOLUTIONS (NACS)

              Sales Revenue to North America rose 13% in 2000-01 to $123 million from $109 million in 1999-00, representing 35% of our manufactured product sales. This strong performance was assisted by steady demand, rising US dollar prices through the second half of 2000-01, and the fall in the NZ dollar. Concerns over the economic slow down in the United States and a likely flow on to reduced household spending, including housing, did not translate into reduced demand for our products during 2000-01.

              The strong sales performance had been offset by increased pressure on margins due to increased competition from the growth in Radiata pine imports into the United States markets. This has resulted in a decrease in EBITD, which fell by $3 million to $16 million in 2000-01. EBIT fell $5 million to $11 million in 2000-01.

              We broadened our United States customer base and supplied Forest Stewardship Council certified molding feedstock to a number of millwork manufacturers for further reprocessing and a growing number of distributors. We increased the sales of finished moldings to customers other than the major home centers, and we introduced a new product line of clear boards - a ready-to-use finished board manufactured from high-grade appearance lumber.

       PROCESSING AND DISTRIBUTION - JAPANESE & ASIAN CONSUMER SOLUTIONS (JACS)

              The Japanese housing industry had continued to decline, reflecting Japan's general economic malaise. Wooden housing starts in the five months to May 2001 were down 5% compared to the same period in 1999-00. In addition, this market has seen significant competitive pressures from European producers resulting in a continuing decline in prices. Despite these difficult conditions we brought two new products to market: "dodai", a treated laminated groundsill with very high performance specifications which is gaining increased acceptance with major Japanese housing companies, and "treated hashira" which offers the characteristics that are required for new high durability house designs.

              EBITD and EBIT both fell $3 million in 2000-01 compared to 1999-00, to a loss of $3 million and $4 million respectively, as a result of lower prices.

LIQUIDITY AND CAPITAL RESOURCES

       2001-02 COMPARED WITH 2000-01

              Our cash flow from Continuing Operations before net working capital movements during 2001-02 was $56 million compared to $104 million in 2000-01. Following the change in our forest estate accounting policy interest and forest maintenance costs, previously capitalized to the forest estate, and included as a component of Investing activities, are now included as operating cash flow items. Interest incurred on term debt and forest maintenance costs for 2001-02 totaled $43 million compared to $129 million capitalized to the forest estate in 2000-01. Forest maintenance costs totaled $22 million and $18 million in 2001-02 and 2000-01 respectively. Interest capitalized to the forest estate in 2000-01 totaled $111 million compared to the interest incurred on debt in 2001-02 of $22 million. Under our previous accounting policy interest was capitalized to the forest estate based upon an avoidable cost basis which required that interest on an amount equal to 100 per cent of the expenditure to date on the forest be capitalized to the forest estate and included as a component of investing activities.

               Net working capital requirements for 2001-02 and 2000-01 represented an outflow of $13 million and $32 million respectively, primarily as a result of increased debtor levels in 2001-02 and increased stock levels and a reduction in creditors in 2000-01.

              Investing activities in 2001-02 contributed $10 million in cash compared to a cash outflow of $42 million in 2000-01. Investing activities in 2001-02 comprised divestment of fixed assets ($3 million), disposal of investments ($3 million) and the sale of taxation benefits ($9 million). Offsetting the divestments was capital expenditure on fixed assets of $5 million reflecting the tight controls placed on capital expenditure during 2001-02. The purchase of fixed assets in 2001-02 includes $4 million relating to the forestry operations and $1 million on processing and distribution operations. The divestment of fixed assets and investments during 2001-02 comprised the sale of surplus forest land ($3 million) and our investment in Tasman KB ($3 million). Capital expenditure for 2000-01 totaled $155 million and comprised the purchase of fixed assets of $14 million, forest maintenance of $18 million, interest capitalized to the forest estate of $111 million and investment in associates of $12 million. Following the change in our forest estate accounting policy interest and forest maintenance costs, previously capitalised to the forest estate, are now expensed in the Statement of Financial Performance and included as operating cash flow items. The capital expenditure in 2000-01 included $26 million relating to the forestry operations and $6 million on processing and distribution operations. Expenditure on investments in 2000-01 comprised Arborgen ($7 million) and Forestadora Tapebicua ($5 million). Offsetting the 2000-01 expenditure were divestments totalling $113 million, including the sale of the biotechnology and South American assets ($80 million) and the sale of taxation benefits ($33 million). There were no material commitments for capital expenditure on plant or equipment as at June 30, 2002.

              Depreciation for our forestry and manufacturing operations totaled $13 million and $15 million respectively in 2001-02 compared with $11 million and $15 million respectively in 2000-01. Following the change in our forest estate accounting policy there were no depletions during 2001-02 compared to $86 million in 2000-01.

              Cash dividends and distributions paid during 2001-02 were $2 million relating to minority interests, compared with $4 million in 2000-01. No dividend has been declared for Fletcher Challenge Forests' shareholders in 2001-02. Having regard to our improved debt position, the Directors are currently reviewing capital management options. The last dividend payment was in April 1998.

              In addition to the dividends paid to minority interests cash outflows from financing activities included a fee of $6 million relating to an option to purchase forward cover in relation to the proposed acquisition of the CNIF Partnership. In August 2002, following the cancellation of the proposed acquisition, this option was settled for a net gain of approximately $3 million on the book value at June 30, 2002 ($6 million). Financing activities for 2000-01 included $504 million of proceeds from the issue shares following a rights issue in December 2000. Net debt settlements during 2001-02 totaled $67 million compared to $485 million in 2000-01.

              Group equity totaled $1,175 million as at June 30, 2002, compared with $1,429 million as at June 30, 2001. The reduction in Group equity included the 2001-02 loss of $249 million and a decrease in reserves from currency translation variations ($6 million) upon translation of foreign operations into our reporting currency.

              During 2001-02 the value of our forest estate rose 5%, to $1.176 billion. The increment of $53 million has been taken to earnings. Our forest estate is still maturing and the volume being harvested is less than the biological growth on all remaining areas, giving rise to an increase in forest inventory of $51 million. An increase in the 12 quarter price index was also a positive factor, assisting the higher valuation.

              Net interest bearing debt reduced to $247 million as at June 30, 2002 down $76 million from the $323 million at June 30, 2001. The reduction in debt reflected the strong operating cash flow achieved during the period and the reduced capital expenditure during 2001-02. In addition to the $22 million in cash as at June 30, 2002 we had, subject to ratio compliance, $87 million in unutilized committed lines of credit. These facilities are expected to satisfy our short term liquidity needs.

              Since the initial drawing of our term debt facility on March 23, 2001 we have identified that both Earnings before Interest and Taxation and Total Tangible Assets of Restricted Subsidiaries represent less than the minimum required 90% of our consolidated Earnings before Interest and Taxation and Total Tangible Assets respectively. We have communicated with the Facility Agent and requested a waiver of this requirement and that the Facility be amended. The Facility Agent has indicated a willingness to grant an amendment subject to agreement by all members of the banking syndicate being satisfied that their security has not been materially affected. Such agreement is expected to be given. If the banking syndicate does not grant a waiver, the Facility Agreement allows them to cancel the facility and require immediate repayment of all outstanding amounts. We do not expect cancellation of the Facility or that the consequences of this issue will be significant to our financial position.

              The table below summarizes our contractual obligations as of June 30, 2002.

                                                                                         WITHIN ONE  WITHIN FOUR
                                                                           WITHIN ONE    TO THREE     TO FIVE     AFTER FIVE
                                                                TOTAL         YEAR        YEARS        YEARS         YEARS
                                                                -----         ----        -----        -----         -----
                                                                                (IN NZ$ MILLIONS)
CONTRACTUAL OBLIGATIONS

Term Debt (1)......................................              269            -           -            264           5
Capital Expenditure Commitments....................                2            2           -              -           -
Operating Leases...................................               10            2           4              3           1

1. Refer to discussion above regarding our banking facility and the requested waiver.

              There was no derivative activity by Fletcher Challenge Forests during the year, other than that required for interest rate exposure management and foreign exchange exposure management. In these transactions, we have a policy of creating no exposure in excess of the actual underlying positions. See also "Item 11. Quantitative and Qualitative Disclosure about Market Risk."

       2000-01 COMPARED WITH 1999-00

              Our cash flow from Continuing Operations before net working capital movements during the 2000-01 year was $104 million compared with $183 million in 1999-00.

              Operating working capital requirements increased by $32 million during 2000-01, reflecting an increase in stocks and an increase in creditors during 2000-01.

              Capital expenditure for 2000-01 totaled $155 million, lower than the $176 million in 1999-00. In 2000-01 capital expenditure comprised the purchase of fixed assets of $32 million, interest capitalized to the forest estate of $111 million and investment in associates of $12 million. This compared with 1999-00 expenditures on fixed assets of $50 million, interest capitalized to the forest estate of $108 million, and investments in associates of $18 million. The purchase of fixed assets in 2000-01 included $26 million relating to the forestry operations and $6 million on processing and distribution operations. Included within the 2000-01 expenditure was $18 million of costs capitalized to the forest estate and $3 million relating to IT projects. This compared with expenditure of $35 million and $15 million for the forestry operations and processing and distribution operations respectively in 1999-00. Expenditure on investments in 2000-01 comprised Arborgen ($7 million) and Forestadora Tapebicua ($5 million), compared with the purchase of The Empire Company ($9 million), expenditure on Arborgen ($1 million) and Forestadora Tapebicua ($8 million) in 1999-00.

              Offsetting the 2000-01 expenditure were divestments totalling $113 million, including the sale of the biotechnology and South American assets ($80 million) and the sale of taxation benefits ($33 million). Offsetting the 1999-00 expenditure were proceeds of $85 million, primarily from the sale of the Chile forests. There were no material commitments for capital expenditure on plant or equipment as at June 30, 2001.

              Depreciation and depletions for our Continuing Operations totaled $112 million in 2000-01 compared with $110 million in 1999-00.

              Cash dividends and distributions paid during 2000-01 were $4 million relating to minority interests, compared with $2 million in 1999-00. Wood product prices and demand remain at cyclically low levels, which together with the relatively low harvest volumes from a still maturing forest resource means that we are not generating significant surplus cash flow. Therefore, no dividend was declared for Fletcher Challenge Forests' shareholders in 2000-01. The last dividend payment was in April 1998.

              Group equity and capital funds totaled $1,429 million as at June 30, 2001, compared with $9,431 million as at June 30, 2000. The reduction in Group equity and capital funds was primarily due to the disposal of Fletcher Challenge Building, Energy and Paper following the reorganization of the Fletcher Challenge Group. On a Fletcher Challenge Forests Continuing Operations basis, a net loss of $1,377 million was recorded for 2000-01. Partially offsetting this decrease was an increase in reported capital ($504 million) and an increase in reserves arising from currency translation variations ($307 million).

              We maintained a policy of holding our assets and matching debt in the dominant functional currency. During the year the New Zealand dollar weakened against the United States dollar (by 16 per cent on average to a rate of NZ$1.00 = US$0.4065). As a result, on translation for reporting purposes from the functional currency, both asset and debt values in New Zealand dollars increased, with the net variation being an increase in reserves of $307 million for the Fletcher Challenge Forests Continuing Operations. In view of the changes that have occurred in the business and in the mix of currencies that impact on our cash flow over a period of several years, we have now determined that with effect July 1, 2001, the functional currency of our business is New Zealand dollars.

              On March 23, 2001 the borrowing facility for US$200 million was drawn down. The proceeds from the facility were used to repay debt attributed to us by Fletcher Challenge Limited upon establishment of Fletcher Challenge Forests as a separate entity. The borrowing facility consisted of three separate facilities, term loan A for US$50 million, term loan B for US$100 million and the revolving credit facility for US$50 million. All facilities expire on March 23, 2006. Six repayments are required for term loan A. The first repayment totalling 10% of the principal is scheduled for September 23, 2003, the second repayment totalling 10% of the principal is scheduled for March 23, 2004, with the remaining four repayments each totalling 20% of the principal required at six monthly intervals thereafter. Term loan B must be repaid in full on the expiry date and any drawings made under the revolving credit facility must be repaid in full on the relevant repayment date. As at June 30, 2001 US$50 million was available under the facility. Interest on these borrowing facilities is tied to the US LIBOR rate of interest, plus a margin of 2.5%, 3.0% and 1.75% on term loan A, term loan B and the revolving credit facility respectively. The interest margins on term loan A and the revolving credit facility will be reset after December 31, 2001, based on the company's gearing ratio, as defined. Refer to "Item 10. Additional Information - Material Contracts", for other restrictions, limitations and obligations under the terms of the facility.

              Net interest bearing debt was $323 million as at June 30, 2001 down from the $771 million at June 30, 2000 attributed to Fletcher Challenge Forests as part of the targeted share structure. Net proceeds of $414 million were raised through the rights offer in December 2000 and a further $90 million was raised from a share placement to Rubicon Limited as part of the Fletcher Challenge Group separation process.

              There was no derivative activity by Fletcher Challenge Forests during the year, other than that required for interest rate exposure management and foreign exchange exposure management. In these transactions, we have a policy of creating no exposure in excess of the actual underlying positions. See also "Item 11. Quantitative and Qualitative Disclosure about Market Risk."

US GAAP

              US GAAP differs in certain significant respects from NZ GAAP as it relates to Fletcher Challenge Forests Limited. See note 30 to the Fletcher Challenge Forests Audited Consolidated Financial Statements for a further discussion of these significant differences.

              Net Earnings from Continuing Operations in accordance with US GAAP was a loss of $390 million in 2001-02, a loss of $752 million in 2000-01, and income of $55 million in 1999-00. The principal difference in reconciling Net

Earnings from Continuing Operations between NZ GAAP and US GAAP for 2001-02 relates to the market value accounting policy for the forest estate. The net impact on net earnings under US GAAP as a result of the market value accounting policy is an additional loss of $138 million, which included a reversal of the 2001-02 revaluation ($35 million), a depletions charge ($54 million) and permanent impairment based upon the US GAAP historic cost ($79 million) offset by the capitalization of silviculture expenses ($15 million) and interest expense ($15 million) which are capitalized to the forest estate under US GAAP. The principal differences in 2000-01 were the change in accounting for the carrying value of the Forest Crop (reversal of a $555 million revaluation), the calculation of permanent impairments (a reduction in the permanent impairment of $88 million), and the accounting for transfers among entities under common control (reversal of a $20 million gain). GAAP differences in 1999-00 included the calculation of permanent impairments (a reduction in the permanent impairment of $7 million) and the accounting for the Employee Educational Fund and Employee Welfare Fund (reversal of an expense of $12 million).

              Net Earnings from discontinued operations in accordance with US GAAP were $2,071 million in 2000-01 and $455 million in 1999-00. There were no discontinued operations in 2001-02. Total Net Earnings in accordance with US GAAP were a loss of $390 million in 2001-02, $1,319 million in 2000-01 and $510 million in 1999-00.

              Total Group Equity and Capital Funds in accordance with US GAAP was $1,697 million and $2,093 million at June 30, 2002 and 2001 respectively. The reduction in Total Group equity included the 2001-02 loss of $390 million and a decrease in reserves from currency translation variations ($6 million) upon translation of foreign operations into our reporting currency.

              Under US GAAP, the carrying value of our forest estate is recorded on a historical cost basis. Silviculture and funding costs are capitalized to the estate carrying value and the cost of the estate is written off to earnings at the time of harvesting. We are required to compare the US GAAP historic carrying value to the recoverable amount to determine if the carrying value of the forest estate is impaired. The carrying value of the estate is considered impaired when the estimated undiscounted cash flows for each group of separately identifiable asset group (stands of trees of similar age (plus or minus 2.5 years) and location are grouped into identifiable asset groups for the purpose of impairment tests) is less than their carrying value. If the undiscounted cash flow is less than the carrying value impairment is calculated as the difference between the discounted cash flow and the assets carrying value. The discounted cash flow for our forest estate is determined on a similar basis to that used in determining the market based valuation of the forest estate under NZ GAAP see "Item 5. Operating and Financial Review and Prospects - Critical Accounting Policies and Estimates" on page 38. The forest crop historic cost carrying value of $1,717 million represents 75% of our total US GAAP assets of $2,287 million.

                  FLETCHER CHALLENGE FORESTS - DISCONTINUED OPERATIONS

              In April 2000 the board of Fletcher Challenge Limited announced that it had reached agreement to sell Fletcher Challenge Paper to Norske Skogindustrier ASA (Norske Skog), a global publication paper producer based in Norway. The transaction was approved by Fletcher Challenge Limited shareholders on July 4, 2000, and settlement occurred on July 28, 2000. Under the terms of the agreement, Norske Skog acquired all of the outstanding Fletcher Challenge Paper shares for $2.50 per share, and made a cash payment equal to the sum of the Fletcher Challenge Group debt and Fletcher Challenge Industries' Capital Notes attributed to Fletcher Challenge Paper as at the settlement date of the transaction, and Fletcher Challenge Paper's share of the total costs of separating from the targeted share structure.

              In October 2000 recommendations were announced for the remaining divisions: Building, Energy and Forests. These were approved by Fletcher Challenge Limited shareholders at a special meeting of shareholders held on March 6, 2001. With an effective date of March 23, 2001, Fletcher Challenge Building became a newly created stand-alone publicly listed company, Fletcher Building Limited; Fletcher Challenge Energy was sold to Shell and Apache Corporation; and a new publicly listed company was created, Rubicon Limited. Holders of Fletcher Challenge Building shares received, in exchange for each Fletcher Challenge Building share, one fully paid share in Fletcher Building Limited. Fletcher Challenge Energy shareholders received US$3.55 for every Fletcher Challenge Energy share held, an entitlement of one fully paid Capstone Turbine Corporation share for every 70 Fletcher Challenge Energy shares held and one fully paid share in Rubicon Limited for every Fletcher Challenge Energy share held. Fletcher Challenge Forests remains the sole business of Fletcher Challenge Limited, renamed Fletcher Challenge Forests Limited from April 17, 2001.

               The following discussion relates to the disposed operations of Building, Energy and Paper, which are referred to within the Fletcher Challenge Forests Audited Consolidated Financial Statements and elsewhere in this annual report as Discontinued Operations.

2000-01 COMPARED WITH 1999-00

       RESULTS OF DISCONTINUED OPERATIONS

              Revenues from Discontinued Operations (referred to as Operating Revenue in the financial statements) for 2000-01 were $3,354 million compared to $7,285 million for 1999-00, which reflects the disposal of the Paper operations in July 2000 and the Building and Energy operations in March 2001. Revenues from the Building operations for 2000-01 were $1,530 million compared to $2,299 million for 1999-00 reflecting the reduction in building activity and the separation of the Building operations effective March 23, 2001. Revenue from the Energy operations was $1,523 million for 2000-01 compared to $1,564 million for 1999-00, reflecting increased production and improved commodity prices prior to the sale of the Energy operations effective March 23, 2001. Operating Revenue from the Paper operations, which were sold effective July 28, 2000, was $301 million for 2000-01 compared to $3,422 million for 1999-00.

              Operating Earnings from Discontinued Operations (EBIT) was $1,548 million, significantly higher than EBIT of $857 million in 1999-00. The 2000-01 result was impacted by substantial unusual items totalling $1,112 million at the EBIT level, comprising accounting gains on the disposal of the Energy and Paper operations of $686 million and $440 million respectively, impairment losses of $112 million, separation costs of $119 million, a net gain on disposal of affiliates totalling $254 million, and a provision established in respect of a dispute over the construction of a co-generation plant in Australia of $37 million. Operating earnings from the Building operations for 2000-01 comprised a loss of $119 million, compared with income of $127 million in 1999-00, reflecting the reduction in building activities due to depressed conditions in most of our markets. Operating Earnings from the Energy operations for 2000-01 comprised income of $1,171 million, compared with $393 million in 1999-00, reflecting strong prices combined with solid production levels for liquids (oil and condensate) and North American gas. Operating earnings from Paper operations were $496 million for 2000-01 compared with $337 million for 1999-00 following the sale of the Paper operations.

              A taxation charge of $252 million was recognized for 2000-01, compared with $187 million in 1999-00, and included permanent differences relating to the separation of the Fletcher Challenge Group and non taxable gains on the disposal of affiliates.

              Net Earnings from Discontinued Operations were $1,270 million in 2000-01, and include a gain on sale of Fletcher Challenge Energy and Paper of $928 million (after taxation) compared to Net Earnings from Discontinued Operations of $346 million in 1999-00.

       LIQUIDITY AND CAPITAL RESOURCES

              Cash flow from Discontinued Operations during 2000-01 was $627 million compared with $1,183 million in 1999-00.

              Capital expenditure for the year totaled $729 million compared to $640 million in 1999-00, and comprised the purchase of fixed assets of $274 million, investments of $405 million and subsidiaries of $50 million. Offsetting the expenditure were divestments (excluding the sale of the Fletcher Challenge divisions) totalling $378 million. Including proceeds received from the disposal of Fletcher Challenge Building Energy and Paper, divestments totaled $3,845 million. The proceeds from the Building, Energy and Paper operations were used to repay Capital Notes and Term Debt related to these businesses. Capital expenditure in 1999-00 comprised $595 million on fixed assets, $29 million on investments, and $16 million on the purchase of subsidiaries.

              Depreciation and depletions for Discontinued Operations totaled $467 million compared with $883 million in 1999-00, and reflects the disposal of the Paper operations in July 2000, and the Building and Energy operations in March 2001.

              Cash dividends and distributions paid during 2000-01 were $93 million, compared with $212 million in 1999-00, and included the 1999-01 final dividends for Fletcher Challenge Building and Fletcher Challenge Energy shares.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

              We do not separately account for research and development expenditure. Rather, such expenses are reflected in our accounts as they are incurred. See Note 3 to the Fletcher Challenge Forests Audited Consolidated Financial Statements.

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

              The following chart sets forth certain information concerning our directors as at the date of this annual report.

NAME                 POSITION                  APPOINTED                  OTHER BUSINESS ACTIVITIES
----                 --------                  ---------                  -------------------------
SIR DRYDEN SPRING    Chairman of Directors    Initially appointed 1999    Sir Dryden, 62, is Chairman of WEL Networks and
DSc (Hon)                                     Last re-elected 2001        Ericsson Communications, and NZ Chairman of the
                     COMMITTEES                                           APEC Business Advisory Council.  He is Deputy
                     Audit                                                Chairman of Goodman Fielder, and a director of
                     Nominations                                          Nufarm, the National Bank of New Zealand, Fletcher
                                                                          Building, Ericsson Synergy and Maersk New Zealand. Sir
                                                                          Dryden is a member of the New Zealand Business and
                                                                          Parliament Trust and Chairman of the Asia 2000 Foundation.
                                                                          He is a Distinguished Fellow of the Institute of Directors
                                                                          and a member of the Washington DC based International
                                                                          Policy Council on Agriculture, Food and Trade. Sir Dryden
                                                                          was Chairman of the New Zealand Dairy Board from 1989 to
                                                                          1998, having been a director since 1983, and was Chairman
                                                                          of the New Zealand Dairy Group from 1982 to 1989. He has
                                                                          also served on the boards of the Rural Banking and Finance
                                                                          Corporation, Ports of Auckland and Affco New Zealand.

MICHAEL JOHN         Non-Executive Director    Initially appointed 1990   Mr Andrews, 62, retired as Chief Executive Officer of
ANDREWS                                        Last re-elected 2002       Fletcher Challenge in April 2001. He was acting Chief
MNZIF                COMMITTEES                                           Executive Officer of Fletcher Building until July 2001.
                     Audit                                                He was previously Divisional Chief Executive of Fletcher
                     Remuneration                                         Challenge Energy, Fletcher Challenge Forests and
                     Nominations                                          Fletcher Challenge Paper and previously Chief Executive
                     Due Diligence (for part                              Officer of the Solid Wood Forestry sector and before
                     of the year)                                         that of the former Energy and Resources Group. He is
                                                                          Chairman of Rubicon, the New Zealand Business Council
                                                                          for Sustainable Development, the New Zealand Wool Board
                                                                          Implementation Project Team and Industry New Zealand,
                                                                          and a Director of The New Zealand Trade Development
                                                                          Board.

RODGER HERBERT       Non-Executive Director    Initially appointed 2001   Mr Fisher, 56, practises as a business consultant. Prior
FISHER                                         Last re-elected 2001       to that he was Managing Director of Owens Group between
FCIS                 COMMITTEES                                           1987 and 1999. He is Chairman of the Civil Aviation
                     Audit                                                Authority and the Aviation Security Services. Mr Fisher
                     Due Diligence                                        is Chairman of Eurotech Group Limited and Deputy
                     Remuneration                                         Chairman of WEL Networks and a director of Waste
                     Nominations                                          Management (NZ). Mr Fisher is a Fellow of the Chartered
                                                                          Institute of Secretaries, the Chartered Institute of
                                                                          Transport, the Institute of Directors and the New
                                                                          Zealand Institute of Management.

WARREN ARTHUR        Non-Executive Director    Initially appointed 2001   Mr Larsen, 56, was Chief Executive of the New Zealand
LARSEN                                         Last re-elected 2001       Dairy Board from 1992 until June 2001. He previously
MAgSc (Hons), BBS,   COMMITTEES                                           managed New Zealand Dairy Board's Protein Division,
CA                   Audit                                                until his appointment as Chief Executive in 1992. He was
                     Due Diligence (for part                              Chief Executive of Bay Milk Products until 1991, and
                     of the year)                                         received the New Zealand Dairy Industry Fellowship Award
                     Remuneration                                         in 1985. Mr Larsen is a director of Air New Zealand,
                     Nominations                                          Richmond, Vending Technologies and Owens Group and a
                                                                          former director of PDL Holdings, Bonlac Foods and
                                                                          several dairy industry companies.


TERRENCE  NOEL       Executive Director        Initially appointed 2001   Mr McFadgen, 55, was appointed Chief Executive of
MCFADGEN                                       Last re-elected 2001       Fletcher Challenge Forests in October 2000. He was
LLB (Hons)                                                                previously Chief Executive of Fletcher Challenge
(Auckland),                                                               Building, a position to which he was appointed in 1996.
LLM (Harvard)                                                             Mr McFadgen has held the position of Commercial Director
                                                                          of the Construction and Property Division of Fletcher
                                                                          Challenge, Chief Executive Officer of Jennings Group
                                                                          (Australia) and he also headed the Fletcher Challenge
                                                                          Group's Executive Offices Department. Mr McFadgen was,
                                                                          until 1990, a senior partner at Simpson Grierson in
                                                                          Auckland and has worked with international law firms in
                                                                          New York and London.

SIMON LUKE MORIARTY  Non-Executive Director    Initially appointed 2001   Mr Moriarty, 43, is the Chief Executive Officer of
MS (Stanford),                                 Last re-elected 2001       Rubicon. Prior to that he was Head of Strategy for
LLB (Hons),          COMMITTEES                                           Fletcher Challenge Limited and also a member of its
BCA                  Nominations                                          Executive Office, and was instrumental in structuring
                                                                          the financial separation of the Fletcher Challenge Group
                                                                          in 2001. He joined Fletcher Challenge Limited in 1982,
                                                                          and held a number of senior strategy and finance roles
                                                                          across the Fletcher Challenge Group Divisions in New
                                                                          Zealand and North America, including Chief Financial
                                                                          Officer of Fletcher Challenge Canada and Director of
                                                                          TimberWest Forests.

MICHAEL              Non-Executive Director    Initially appointed 2001   Mr Walls, 57, practises as a business consultant. He was
CARMODY WALLS                                  Last re-elected 2002       previously the Managing Director, Investment Banking,
                                                                          for BZW New Zealand, and then for its successor, ABN
BA, LLB (VUW),                                                            AMRO New Zealand, from 1997 to 2000. Prior to that Mr
LLM (London)                                                              Walls practised as a commercial lawyer at Chapman Tripp,
                                                                          where he was a partner from 1972 until 1996 specialising
                     COMMITTEES                                           in mergers and acquisitions, international finance and
                     Audit                                                corporate law. Mr Walls is a former Chairman of
                     Due Diligence                                        Directors of BHP NZ Steel Holdings, and a former
                     Nominations                                          Chairman of Directors of the listed Independent Press
                                                                          Communications (now News and Media New Zealand). In
                                                                          addition, he has been a director of a number of unlisted
                                                                          companies. He is the Chairman of the Board of the New
                                                                          Zealand Institute of Economic Research.


Stephen Nash Hurley ceased to hold office as a director during 2001-02. He resigned on June 14, 2002.

SENIOR MANAGEMENT

The senior executives who are not directors are as follows:

                                                                                             Initially
                                                                                             Appointed
Name                        Position                                                         to this position
----                        --------                                                         ----------------
Ian R Boyd            Chief Operating Officer and General Manager, Forest and Logs              2000 & 1998
John A Dell           Chief Financial Officer                                                   2001
Mark K Eglinton       General Manager, North American Consumer Solutions                        2001
Paul M Gillard        Corporate Secretary, General Counsel and Communications Manager           2001
Tom H Nickels         General Manager, Australasian & Asian Consumer Solutions                  2002

              IAN R BOYD joined Fletcher Challenge Limited in 1977, and has worked chiefly in the forestry industry since that time. He was appointed Chief Executive of the Fletcher Challenge Chile operations in 1986 and then resident director of Fletcher Challenge's South American operations (forestry and paper) in 1988, and as Managing Director of Wrightson Limited in 1991. He joined Fletcher Challenge Forests in 1995 and has held a number of forestry related roles until his current appointment. He has a Bachelor of Forestry Science degree from the University of Canterbury.

              JOHN A DELL joined Fletcher Challenge Forests Limited in 2001. John previously held a number of roles within Air New Zealand including Chief Financial Officer. Prior to joining Air New Zealand he was a Senior Audit Manager for KPMG based in Wellington, Melbourne, Zurich and New York. John has a Bachelor of Commerce (Honours) degree from the University of Otago.

              MARK K EGLINTON joined Fletcher Challenge Forests in 2001 as Commercial Director. He was appointed General Manager, North American Consumer Solutions in December 2001. Prior to joining Fletcher Challenge Forests he held a number of positions within Fletcher Challenge Building until his appointment as Managing Director of Fletcher Aluminium (a division of Fletcher Challenge Building) in 1999. Mark has a Bachelor of Commerce and a Bachelor of Laws from the University of Otago.

              PAUL M GILLARD joined Fletcher Challenge Forests Limited in 2001. Paul's most recent position was with EDS (New Zealand Limited), which he joined in 1996 as Corporate Counsel. EDS is New Zealand's largest IT services provider. Paul's role with EDS also encompassed responsibilities in Australasia, for the EDS Group. Prior to that he was Corporate Counsel and manager of the legal department for Telecom for the period 1989-1996. Paul formerly practised as a lawyer to partnership level in New Zealand, and also worked for a law firm in Washington D.C. Paul has a Bachelor of Laws from Victoria University, in Wellington.

              TOM H NICKELS joined Fletcher Challenge Forests Limited in 1997. He was appointed General Manager, Australasian Consumer Solutions in 1998 and during 2002 the role was expanded to include Asia. Prior to joining Fletcher Challenge Forests he spent 14 years with James Hardie Limited. Prior to leaving James Hardie Tom was manager of the non-residential building products business unit and had previously held a number of roles including NZ Marketing Manager and South Australian Branch Manager. Tom has a Bachelor of Engineering degree from the University of Adelaide and an MBA from Monash University in Melbourne.

CONTRACTS

Terrence N McFadgen's appointment as Chief Executive is for a period of two and a half years expiring April 1, 2003. On September 30, 2002 Mr McFadgen announced he would retire from his position in April 2003. The search for Mr McFadgen's replacement is currently underway.

COMPENSATION

              The aggregate amount of compensation paid by Fletcher Challenge Forests to all directors and executive officers as a group for services in all capacities during 2001-02 was $2,800,598. The aggregate amount set aside or accrued during 2001-02 to provide pension, retirement or similar benefits for officers of Fletcher Challenge Forests totaled $122,830.

              We operate a senior executive incentive remuneration scheme for the Chief Executive and a number of other senior executives which provides for additional compensation in the event certain financial targets are met, and which requires participants to agree an annual individual performance plan. This provides a method of determining how much value is created by each participant and a structure to reward them in line with those results. Our incentive remuneration scheme is tied to performance relative to that performance plan. Incentive remuneration payments are paid in September, for the prior financial year. Payments made under the senior executive incentive remuneration scheme relating to the 2000-01 year totaled $374,755.

              Non-Executive Directors' base remuneration was set in April 2001, and is $50,000 per year with the Chairman receiving $125,000 per year. The aggregate amount of fees paid by Fletcher Challenge Forests Limited to Non-Executive Directors for services in their capacity as Directors during the year ended June 30, 2002 was $417,500. Fees, prior to any taxation liability, paid to individual Non- Executive Directors in the year ended June 30, 2002 were:

                                                       COMMITTEE
                                      BASE FEE         CHAIRMAN         TOTAL FEE
                                      --------         --------         ---------
M J Andrews                             50,000                             50,000
R H Fisher                              50,000                             50,000
S N Hurley                              50,000                             50,000
W A Larsen                              50,000                             50,000
S L Moriarty                            37,500                             37,500
D T Spring                             125,000                            125,000
M C Walls                               50,000             5,000           55,000
                                      --------            ------         --------
Total                                 $412,500            $5,000         $417,500
                                      --------            ------         --------


              In addition, Due Diligence Committee costs were received by the following Non-Executive Directors:

                        M J Andrews                              1,950
                        R H Fisher                               2,600
                        W A Larsen                                   -
                        M C Walls                                4,550
                                                                ------
                        Total                                   $9,100
                                                                ------



RETIREMENT PLAN

              As part of the reorganization of the Fletcher Challenge Group, the Fletcher Challenge Retirement Plan was renamed the Fletcher Building Retirement Plan, and Fletcher Building Limited became the sponsoring company. Certain employees of Fletcher Challenge Forests were members of the Fletcher Building Retirement Plan. These members received an offer to transfer their accrued entitlements in that plan to a new retirement plan sponsored by Fletcher Challenge Forests. The Fletcher Challenge Forests Retirement Plan was established on July 16, 2001. Our liability to the Fletcher Building Retirement Plan was limited to the value of the increase in members' accrued entitlements between March 23, 2001 and the date of transfer to the new Fletcher Challenge Forests Retirement Plan, less employee and employer contributions made during that period to the Fletcher Building Retirement Plan. Pension Plan assets transferred to the Fletcher Challenge Forests Retirement Plan on November 27, 2001 totaled $11 million. The pension plan assets and obligations of all non-active participants and certain Fletcher Challenge Corporate employees that did not continue with the company were assumed by Fletcher Building Limited.

FLETCHER CHALLENGE FORESTS EMPLOYEE EDUCATIONAL FUND AND FLETCHER CHALLENGE FORESTS EMPLOYEE WELFARE FUND

              The Fletcher Challenge Forests Employee Educational Fund and the Fletcher Challenge Forests Employee Welfare Fund operate for the benefit of our employees and their dependants. The current objectives of the Fletcher Challenge Forests Employee Educational Fund are to provide certain educational benefits to the Fletcher Challenge Forests employees and their dependants world-wide. The current objectives of the Fletcher Challenge Forests Employee Welfare Fund are to provide certain benefits to our New Zealand based employees and their dependants in the event of sickness, accident, or death, or personal hardship resulting from sickness, accident or death, and to provide safety training, health education and research programs for such employees and their dependants.

OPTIONS

              As a result of the separation of the Fletcher Challenge Limited targeted share structure, Fletcher Challenge Limited determined it was appropriate to offer a cash payment (calculated by reference to the fair value of the Option) to holders of Fletcher Challenge Building and Fletcher Challenge Forests Options in consideration for bringing forward the exercise date of their Options. As a consequence, all Fletcher Challenge Forests and Building Options have now lapsed. In addition following the announcement of the proposed sale of Fletcher Challenge Energy and in accordance with their terms of issue all outstanding options over Fletcher Challenge Energy Shares became exercisable. Accordingly, all Fletcher Challenge Energy Options were either exercised, lapsed or forfeited during the 2000-01 year.

              At June 2000, as Fletcher Challenge Limited had entered into an agreement to sell Fletcher Challenge Paper to Norske Skog, Fletcher Challenge Limited made a cash payment during 1999-00 (calculated by reference to the fair value of the Option) to holders of Fletcher Challenge Paper Options in consideration for bringing forward the exercise date of their Options. As a consequence, all the Fletcher Challenge Paper Options lapsed.

BOARD PRACTICES

              We are a New Zealand-based forestry company growing, processing and marketing an exotic, renewable timber resource. Our securities are listed on the New Zealand, New York and Australian stock exchanges.

              In accordance with the generally accepted requirement by the three exchanges for formal adoption by boards of directors of corporate governance practices, the board is committed to the highest standards of behaviour and accountability and has adopted the following policies and procedures. In addition, the board has endorsed the principles set out in the Code of Proper Practice for Directors approved and adopted by the Institute of Directors in New Zealand (Incorporated).

BOARD RESPONSIBILITIES

              The board has statutory responsibility for our affairs and activities.

              The board has the obligation to protect and enhance the value of the assets of the Company in the interests of the Company. It achieves this through the approval of appropriate corporate strategies, with particular regard to portfolio composition and return expectations, including the approval of transactions relating to acquisitions and divestments and capital expenditures above delegated authority limits, financial and dividend policy and the review of performance against strategic objectives.

              Every year, the board reviews and approves our long-term strategic plan and one-year operating budget.

              The formulation and implementation of policies and reporting procedures for management other than that referred to above has been delegated to the Chief Executive who is charged with the day-to-day leadership and management. The Chief Executive also has special responsibility to manage and oversee the interfaces between us and the public and to act as our principal representative for the Company. The board monitors those delegations as part of the formal business of each board meeting.

BOARD STRUCTURE

              Our Constitution provides that the appropriate size for the board is between five and nine members. One third of all directors (excluding directors appointed by the board during the year and who must retire at the Annual Meeting) stand for election every year. The directors who retire in each year are those who have been longest in office since their last election. In the case of directors who were last appointed directors on the same day, those to retire will be determined by agreement between those directors or, if they cannot agree, by lot. Under the Australian Stock Exchange listing rules, no director may hold office (without re-election) past the third annual general meeting following the director's appointment, or three years, whichever is longer.

              The board supports the concept of the separation of the role of Chairman from that of the Chief Executive. The Chairman's role is to manage the board effectively, to provide leadership to the board, and to interface with the Chief Executive. At present, two former executives and the Chief Executive are directors. The current Chairman was not previously an executive. The majority of the board are independent directors.

              The composition and mandates for the board, the Chairman, the Committees and the Chief Executive are reviewed annually by the board. The Chairman annually assesses the effectiveness of the board and its Committees.

              The board seeks to ensure that new directors are appropriately introduced to Fletcher Challenge Forests and all directors are acquainted with relevant industry knowledge and economics. This includes visits to specific company operations when appropriate and briefings from key executives and industry experts.

BOARD COMMITTEES

              Committees established by the board review and analyze policies and strategies, usually developed by management, which are within their mandates. They examine proposals and, where appropriate, make recommendations to the full board. Committees do not take action or make decisions on behalf of the board unless specifically mandated by prior board authority to do so.

              The current Committees of the board include the Audit Committee, consisting entirely of non-executive directors, which meets on its own with the external auditors before each half-yearly and yearly results announcement and the Due Diligence, Nominations (from September 2002) and Remuneration Committees also consisting entirely of non-executive directors. From time to time the board may create ad hoc committees to examine specific issues on behalf of the board.

              Committee chairmen and members are appointed by the board and, where possible, consideration is given to having directors rotate their committee assignments.

              A Committee may engage separate independent counsel and/or advisers at our expense in appropriate circumstances.

MEETINGS OF THE BOARD

              The Chairman of the board, with the assistance of the Chief Executive, establishes the agenda for each board meeting. Each board member is able to suggest the inclusion of items on the agenda.

              The board normally meets 11 times a year for a full day and once a year for an extended strategic planning meeting. During 2001-02, a total of 26 board meetings were held, the additional number being due to the unusual demands placed on the board by various proposals considered by the board for the acquisition of the assets of the CNIF Partnership (in receivership).

              Succession planning and management development is reported annually by the Chief Executive to the board.

              The board encourages the Chief Executive to bring management to board meetings who can provide additional insight into the items being discussed because of personal involvement in these matters, including employees whose future potential the Chief Executive believes should be given exposure to the board.

              The board of directors meets periodically on an "in camera" basis without management present.

AUDITORS

              The Audit Committee is responsible for the oversight of the work of our external auditors. This includes reviewing the services provided by the auditors to ensure that non-audit services are in compliance with relevant law relating to the independence of external auditors, such as the recent United States' Sarbanes-Oxley Act of 2002 and to monitor the auditors' objectivity and independence.

              During 2001-02, in addition to audit and audit related work, PricewaterhouseCoopers provided certain services outside the scope of audit and audit related work for additional remuneration of approximately $64,000. The board considers that the type of work and the amount of fees did not prejudice that firm's independence and suitability to perform the required audit and audit related work for us.

HEALTH, SAFETY AND ENVIRONMENTAL POLICY

              There are systems and procedures in place which ensure that these areas are monitored, assessed and reported through management to the board. In addition, we prepare a publicly available annual Health, Safety and Environment Report which describes our performance in these areas for the prior year.

LEGAL REQUIREMENTS

              We are also subject to a number of governance requirements imposed on us by virtue of our stock exchange listings in the United States, Australia and New Zealand. Many of these requirements are, as at the date of this annual report, under development by the relevant authorities. We believe that our existing policies substantially comply with most of the proposed new governance requirements, but are conducting a full review of our governance policies and practices with the aim of adhering to "best practice".

              Governance guidelines have been developed and approved by the board and are reviewed by the board at least annually.

              We are subject to the recently enacted Sarbanes-Oxley Act of 2002, which imposes additional corporate governance requirements on companies whose securities are registered with the SEC and listed on a United States national securities exchange such as the NYSE. As at the date of this annual report the SEC maintained its intent to promulgate further regulations under the authority granted by this statute. Many of the new governance requirements under the Sarbanes-Oxley Act have become effective for 2002-03.

COMMITTEES OF THE BOARD

              The board has four ongoing committees - Audit, Remuneration, Due Diligence and Nominations. Committee meetings are held on an "as required" basis.

       AUDIT

              The audit of Fletcher Challenge Forests is a continuous process which enables the external auditors and the board's Audit Committee to review our accounting and internal control policies, procedures and practices. The Audit Committee has adopted a charter addressing membership, authority, primary and specific responsibilities and reporting procedures. The Audit Committee comprises not less than four members appointed from the non executive directors of the board. The primary role of the Audit Committee is to monitor the effectiveness of our accounting and internal control systems. The Audit Committee also reports to the board of directors on whether the half yearly and annual financial statements fairly state the results for the relevant period and our financial condition at the time of their issue. The Audit Committee is also responsible for the appointment, compensation and oversight of our external independent auditors.

       DUE DILIGENCE

              The Due Diligence Committee, established to oversee the processes required as a result of New Zealand and international securities legislation pertaining to the standards of disclosure in prospectuses, information and offering memoranda and annual reports, comprises three non-executive directors. One of the Due Diligence Committee's objectives is to ensure compliance with relevant securities laws in circumstances where a document published by us could be deemed directly or indirectly to represent an invitation to invest or subscribe in our securities. A major part of the Due Diligence Committee's work involves the review of draft documents.

       REMUNERATION

              The Remuneration Committee comprises three non-executive directors who assist the board in respect of senior executive remuneration, general remuneration policies, recruitment policies and practices, alignment of remuneration with our objectives and general employment-related issues.

       NOMINATIONS

              The Nominations Committee comprises six non-executive directors. Its role is to identify and recommend individuals to the board for nomination as members of the board and its committees.

EMPLOYEES

              In New Zealand, the Employment Contracts Act 1991 moved labor negotiations away from the former industry-wide contracts, and towards contracts negotiated either collectively or individually at the enterprise level. We believe that because of a decentralized structure we benefited from this legislative change, and that negotiated contracts made over the last nine years resulted in enhanced productivity and significantly increased flexibility in both work practices and methods of payment. Production and work practices in the New Zealand businesses improved consistently in this new environment.

              The Employment Relations Act 2000 came into force in New Zealand on October 2, 2000, repealing the Employment Contracts Act and introducing new labor policies. The objectives of the new statute are to promote the voluntary organization of employees by unions, and collective bargaining through unions, as the best means of addressing bargaining power imbalances, while giving individuals choices as to how the terms and conditions are negotiated, either individually or collectively. It also provides that employment relationships should be conducted in a manner that promotes good faith, fair dealing and mutual trust and confidence between the parties. A key feature of the Employment Relations Act is a significant increase in the regulation of labor relations. In particular, the new legislation recognizes unions and confers certain rights on them (for example the right to access work places), and prescribes codes of good faith and a new regime for the resolution of employment related problems.

              As at June 30, 2002, we employed 1,555 people, with 1,543 being New Zealand employees. This represents an increase of 44 employees over the position as at June 30, 2001 and a decrease of 12,445 employees from June 30, 2000. The decrease from June 30, 2000 was due primarily to the divestment of the Building, Energy and Paper operations during 2000-01. As at June 30, 2002, 344 (22%) employees of our workforce were members of unions.

              There have been no employment-related issues in the transition to the New Zealand Employment Relations Act since the Act came into force in October 2000. New collective agreements have been and are being negotiated as they fall due.

              We believe that Fletcher Challenge Forests is generally perceived to be a good employer, and we intend to maintain this through multi-level relationships with employees' representatives. One key initiative is the Fletcher Challenge Forests Employee Welfare Fund. This fund provides financial and other assistance to employees and their families in the event of a sudden and unexpected event, such as death, disability, or an accident or illness that causes personal hardship.

              We have established the Employee Educational Fund that assists employees with furthering their educational development. The Fletcher Challenge Forests Employee Educational Fund offers programs in four broad categories: life skills programs; health and wellbeing programs; general job skills programs and personal educational support. To date a number of employees have undertaken further study programs as a result of assistance from the fund.

              As at June 30, our employees were employed in the following activities:

                                                         AS AT JUNE 30,
                                                    2002      2001       2000
                                                    ----      ----       ----
                Australasian Customer Solutions       405       458        457
                North American Consumer
                Solutions.....................        430       421        398
                Japanese & Asian Consumer
                Solutions.....................        403       326        310
                TOTAL PROCESSING AND
                DISTRIBUTION..................      1,238     1,205      1,165

                FOREST AND LOGS...............        237       215        202

                OTHER (1).....................         80        91        187

                DISCONTINUED OPERATIONS (2)...          -         -     12,446
                                                    -----     -----     ------
                TOTAL.........................      1,555     1,511     14,000
                                                    =====     =====     ======

(1) The reduction in 2000-01 relates to the sale of the South American assets and biotechnology assets as part of the Fletcher Challenge Group reorganization and downsizing of the head office function.

(2) The reduction in 2000-01 reflects the disposal of the Building, Energy and Paper operations.

SHARE OWNERSHIP

              As at June 30, 2002, Fletcher Challenge Forests shares held by our directors and senior management (including their associates) were:

              FLETCHER CHALLENGE FORESTS ORDINARY SHARES

               NAME                    SHARES HELD
               ----                    -----------
                                                                 ASSOCIATED                      PERCENT OF
                               BENEFICIAL     NON BENEFICIAL       PERSONS          TOTAL          CLASS
                               ----------     --------------       -------          -----          -----
       DIRECTORS

       M J Andrews                                                   159,249       159,249           0.02%
       R H Fisher
       W A Larsen                 100,000                              1,007       101,007           0.01%
       T N McFadgen               570,098                                          570,098           0.06%
       S L Moriarty                                   34,025                        34,025           0.00%
       D T Spring                   2,500                                            2,500           0.00%
       M C Walls
                                ---------             ------         -------     ---------           -----
           Total                  672,598             34,025         160,256       866,879           0.09%

       SENIOR MANAGEMENT

       I R Boyd                    62,588                                           62,588           0.01%
       J A Dell                   251,263                                          251,263           0.03%
       M K Eglinton
       P M Gillard                 53,495                                           53,495           0.01%
       T Nickels                   20,833                                           20,833           0.00%
                                ---------             ------         -------     ---------           ----
           Total                  388,179                                          388,179           0.05%
                                ---------             ------         -------     ---------           ----
           Grand Total          1,060,777             34,025         160,256     1,255,058           0.14%
                                =========             ======         =======     =========           ====

- J A Dell and P M Gillard are trustees of various employee share purchase schemes and have a non-beneficial control of 8,594,125 Fletcher Challenge Forests Ordinary Shares.

- I R Boyd is a trustee of the Fletcher Challenge Forests Employee Welfare Fund and Fletcher Challenge Forests Employee Educational Fund, and had non-beneficial control of 2,987,428 Fletcher Challenge Forests Ordinary Shares.

- M J Andrews and S L Moriarty are Directors of Rubicon Limited which holds 75,000,000 Fletcher Challenge Forests Ordinary Shares.

         FLETCHER CHALLENGE FORESTS PREFERENCE SHARES

               NAME                    SHARES HELD
               ----                    -----------
                                                                 ASSOCIATED                      PERCENT OF
                               BENEFICIAL     NON BENEFICIAL       PERSONS          TOTAL          CLASS
                               ----------     --------------       -------          -----          -----
       DIRECTORS

       M J Andrews                                                  318,498          318,498         0.02%
       R H Fisher                  10,000                                             10,000         0.00%
       W A Larsen                                                     2,014            2,014         0.00%
       T N McFadgen             1,140,197                                          1,140,197         0.06%
       S L Moriarty                                   68,050                          68,050         0.00%
       D T Spring                  23,750                                             23,750         0.00%
       M C Walls                   30,000                                             30,000         0.00%
                                ---------             ------        -------        ---------         ----
           Total                1,203,947             68,050        320,512        1,592,509         0.08%

       SENIOR MANAGEMENT

       I R Boyd                    40,000                                             40,000         0.00%
       J A Dell                   502,526                                            502,526         0.03%
       M K Eglinton
       P M Gillard                110,555                                            110,555         0.01%
       T Nickels                   41,666                                             41,666         0.00%
                                ---------             ------        -------        ---------         ----
           Total                  694,747                                            694,747         0.04%
                                ---------             ------        -------        ---------         ----
           Grand Total          1,898,694             68,050        320,512        2,287,256         0.12%
                                =========             ======        =======        =========         ====

- I R Boyd is a trustee of the Fletcher Challenge Forests Employee Welfare Fund and Fletcher Challenge Forests Employee Educational Fund, and had non-beneficial control of 5,974,001 Fletcher Challenge Forests Preference Shares.

- M J Andrews and S L Moriarty are Directors of Rubicon Limited which holds 417,148,663 Fletcher Challenge Forests Preference Shares.

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

              To our knowledge, Fletcher Challenge Forests is neither directly nor indirectly controlled by another corporation, any foreign government, or any other natural or legal person. As at June 30, 2002, our total issued voting securities consisted of 929,507,897 Fletcher Challenge Forests Ordinary Shares and 1,859,015,794 Fletcher Challenge Forests Preference Shares.

              Fletcher Challenge Forests remains as the continuing business of Fletcher Challenge Limited, re-named Fletcher Challenge Forests Limited from April 17, 2001 (see "Item 4. Information on the Company - History and Development of the Company"). Our shareholders continue to hold existing Fletcher Challenge Forests Ordinary and Preference Shares in Fletcher Challenge Forests Limited. During 2000-01 the Fletcher Challenge Building, Energy and Paper shares were cancelled, and have been excluded from the following disclosure.

              The following table sets forth, as at August 31, 2002, the holdings of each person known to the registrant to be the owner of more than 5% of any class of Fletcher Challenge Forests' voting securities and the holdings of directors and executive officers of Fletcher Challenge Forests, as a group, of each class of Fletcher Challenge Forests' voting securities.

                                                          IDENTITY OF                                       PERCENT
       TITLE OF CLASS                                   PERSON OR GROUP                AMOUNT OWNED         OF CLASS
       --------------                                   ---------------                ------------         --------
       Fletcher Challenge Forests Ordinary     NZCSD Limited (1) (2)                    323,914,827            34.85%
       Shares
                                               Rubicon Forest Holdings Limited           75,000,000             8.07%

                                               Directors and Executive Officers

                                               as a group(3) (4)                          1,255,058             0.14%

(1) The role of New Zealand Central Securities Depository Limited ("NZCSD Limited") is to hold securities on behalf of investors. Neither NZCSD Limited nor the Reserve Bank of New Zealand, its sole shareholder, has any beneficial interest in the securities held on behalf of investors.

(2) Includes Xylem Fund I, L.P. 67,751,894 Fletcher Challenge Forests Ordinary Shares.

(3) I R Boyd an executive officer, is a trustee of the Fletcher Challenge Forests Employee Educational Fund and the Fletcher Challenge Forests Welfare Fund. In his capacity as trustee, on August 31, 2002, I R Boyd had a non-beneficial voting control of additional 2,987,428 Fletcher Challenge Forests Ordinary Shares.

(4) J A Dell and P M Gillard are trustees of various employee share purchase schemes and have a non-beneficial control of additional 8,594,125 Fletcher Challenge Forests Ordinary Shares.

                                                          IDENTITY OF                                       PERCENT
       TITLE OF CLASS                                   PERSON OR GROUP                AMOUNT OWNED         OF CLASS
       --------------                                   ---------------                ------------         --------
        Fletcher Challenge Forests Preference  NZCSD Limited (1) (2)                    621,808,925            33.45%
        Shares
                                               Rubicon Forest Holdings Limited          417,148,663            22.44%

                                               Directors and Executive Officers

                                               as a group(3)                              2,287,256             0.12%

(1) The role of New Zealand Central Securities Depository Limited ("NZCSD Limited") is to hold securities on behalf of Investors. Neither NZCSD Limited nor the Reserve Bank of New Zealand, its sole shareholder, has any beneficial interest in the securities held on behalf of investors.

(2) Includes Xylem Fund I, L.P. 135,503,788 Fletcher Challenge Forests Preference Shares.

(3) I R Boyd an executive officer, is a trustee of the Fletcher Challenge Forests Employee Educational Fund and the Fletcher Challenge Forests Welfare Fund. In his capacity as trustee, on August 31, 2002, I R Boyd had a non-beneficial voting control of additional 5,974,001 Fletcher Challenge Forests preference shares.

              To the extent that the following information is known to us or can be ascertained from public filings, the ten major registered holders of Fletcher Challenge Forests shares as at June 30, 2002, 2001 and 2000 were;

     FLETCHER CHALLENGE FORESTS ORDINARY SHARES

                                                                   2002                2001                2000
                                                                   ----                ----                ----
                                                                        % OF                % OF                 % OF
    SHAREHOLDER                                             HOLDING(1)  CLASS   HOLDING(1)   CLASS   HOLDING(1)  CLASS
    -----------                                             ----------  -----   ----------   -----   ----------  -----
    New Zealand Central Securities Depository Limited (2)       323.9   34.85       387.7    42.1      447.5      52.9
    Rubicon Forest Holdings Limited......................        75.0    8.07        75.0    8.07        -         -
    Fletcher Challenge Building Trust Nominees Limited...        12.3    1.33        12.3    1.33       12.3      1.45
    Citicorp Nominees Pty Limited........................        10.1    1.09        10.1    1.09       11.0      1.29
    Fletcher Challenge Custodians Limited................         8.6    0.92         8.6    0.92        8.6      1.01
    Yarrow Consulting Limited............................         8.0    0.86         2.2    0.24          -         -
    Investment Custodial Services Limited................         3.6    0.39         2.8    0.30          -         -
    Fletcher Challenge Forests Trust Nominees Limited....         3.0    0.32         3.0    0.32        3.0      0.35
    HSU-Cheng Yang.......................................         2.6    0.28           -        -         -         -
    ITHACA (Custodians) Limited..........................         2.2    0.24           -        -         -         -
    New Zealand Guardian Trust Company Limited...........           -                 3.6    0.38        3.5      0.41
    Macquarie Equities Custodians Limited ...............           -       -         2.0    0.22          -         -
    Macquarie Equities New Zealand Limited...............           -       -         1.4    0.15          -         -
    Ord Minnett Securities Limited.......................           -       -           -        -      12.6      1.49
    Queensland Investment Corporation....................           -       -           -        -      11.3      1.33
    Fletcher Challenge Paper Trust Nominees Limited......           -       -           -        -       4.9      0.57
    Guardian Royal Exchange Assurance of New Zealand
    Limited .............................................           -       -           -        -       2.7      0.31

(1)   Rounded to millions of shares.

(2) The role of New Zealand Central Securities Depository Limited ("NZCSD Limited") is to hold securities on behalf of investors. Neither NZCSD Limited nor the Reserve Bank, its sole shareholder, have any beneficial interest in the securities held on behalf of investors. Xylem Fund I, L.P. holds its 67,751,894 Fletcher Challenge Forests Ordinary Shares through NZCSD Limited.

    FLETCHER CHALLENGE FORESTS PREFERENCE SHARES

                                                                   2002                2001
                                                                   ----                ----
                                                                        % OF                % OF
    SHAREHOLDER                                             HOLDING(1)  CLASS   HOLDING(1)   CLASS
    -----------                                             ----------  -----   ----------   -----
    New Zealand Central Securities Depository Limited (2)       621.8   33.45       797.3    42.88
    Rubicon Forest Holdings Limited......................       417.1   22.44       417.1    22.44
    ITHACA (Custodians) Limited..........................        58.3    3.14         -        -
    Yarrow Consulting Limited............................        21.7    1.17        20.2    1.08
    Citicorp Nominees Pty Limited........................        21.3    1.14        21.4    1.15
    NZ Home Lease No 2 Limited...........................        18.9    1.01        18.9    1.01
    HSU-Cheng Yang.......................................         6.0    0.32         -        -
    Fletcher Challenge Forests Trust Nominees Limited....         5.9    0.32         5.9    0.32
    ANZ Nominees Ltd.....................................         5.9    0.32         -        -
    Jarden Custodians Limited............................         5.0    0.27         7.0    0.37
    NZ Guardian Trust Co. Ltd............................         -       -           7.2    0.38
    Credit Suisse First Boston NZ Custodians Limited.....         -       -           6.2    0.33
    Hokonui Investments Limited..........................         -       -           6.0    0.32
    Answer Services Holdings Limited.....................         -       -           6.0    0.32

(1)   Rounded to millions of shares

(2) The role of New Zealand Central Securities Depository Limited ("NZCSD Limited") is to hold securities on behalf of investors. Neither NZCSD Limited nor the Reserve Bank, its sole shareholder, have any beneficial interest in the securities held on behalf of investors. Xylem Fund I, L.P. holds its 135,503,788 Fletcher Challenge Forests Preference Shares through NZCSD Limited.

              There are no different voting rights attaching to Ordinary Shares or Preference Shares held by the major shareholders.

       DOMICILE OF SHAREHOLDERS

              As at August 30, 2002, the domicile of Fletcher Challenge Forests' shareholders was as follows.

                      FLETCHER CHALLENGE FORESTS ORDINARY SHARES

                                               NUMBER
                                                 OF       NUMBER OF
                                             REGISTERED     SHARES       % OF
                          DOMICILE           HOLDERS(1)  (MILLIONS)(2)  CLASS
                     ------------------      ----------  -------------  -----
                     New Zealand               43,117         597.3      64.3
                     USA                          149         204.2      22.0
                     Other                      2,895         128.0      13.7
                                               ------         -----     -----
                     TOTAL                     46,161         929.5     100.0
                                               ======         =====     =====


                      FLETCHER CHALLENGE FORESTS PREFERENCE SHARES

                                              NUMBER
                                                OF        NUMBER OF
                                            REGISTERED     SHARES       % OF
                          DOMICILE           HOLDERS(1)  (MILLIONS)(2)  CLASS
                     ------------------     -----------  -------------  -----
                     New Zealand               24,211       1,396.2      75.1
                     USA                           70         277.6      14.9
                     Other                        996         185.2      10.0
                                               ------       -------     -----
                     TOTAL                     25,277       1,859.0     100.0
                                               ======       =======     =====

                  (1) Holders of record on New Zealand and United States share registries. Since certain of the shares are held by brokers or other nominees, the above numbers are approximations and not representative of the actual number of United States and New Zealand persons who are beneficial owners.

                  (2) Based on information received in response to notices served on nominee holders of the New Zealand register under Sections 28 and 29 of the New Zealand Securities Amendment Act 1998, requesting disclosure of beneficial holders.

RELATED PARTY TRANSACTIONS

              The following related party contracts either have been entered into by us or our subsidiaries during the three year period ended June 30, 2002, are continuing obligations that we have taken over following the reorganization of the Fletcher Challenge Group, or both:

       (a) The Sale and Purchase Agreement dated as of March 23, 2001 relating to the sale and purchase of certain shares, assets and business between us, Rubicon Limited and Fletcher Challenge Forests Industries Limited. Under the Sale and Purchase Agreement, effective March 23, 2001, we sold to Rubicon Limited for $80 million our biotechnology assets and rights to all related intellectual property and our South American forests operations including our:

            - interest in 31.67% of ArborGen, a forestry biotechnology joint venture with International Paper, Westvaco and Genesis Research and Development Corporation;

            -     Radiata pine and Eucalyptus clonal development business;

              - "Trees and Technology" business including tree stock production and tree improvement research facilities in the Bay of Plenty in New Zealand and related intellectual property rights;

              - 2.95% shareholding in Genesis Research and Development Corporation;

              - intellectual property rights in relation to a EST database relating to gene mapping of commercial forestry species; and

              - South American forests operations and related intellectual property rights.

              Under that Agreement, the employees previously employed by us in relation to the activities sold have transferred to Rubicon Limited.

              We have also given undertakings not to compete with Rubicon Limited in relation to the supply of goods or services of the type provided by the business sold to Rubicon Limited for a period of the greater of 5 years commencing March 31, 2001 or upon the termination of the Strategic Relationship Agreement.

              Legal title to certain of the assets has not yet been transferred. During 2001-02, we paid Rubicon Limited $7 million in full and final settlement of all claims in respect of the separation process, including the obligation to make a fund of US$10 million available to Rubicon to meet such claims. We hold the assets in trust for Rubicon Limited until the title is transferred. As part of such payment, Rubicon Limited has waived any right to make any further claims against us for any failure to complete the transfer of title.

       (b) The Subscription Agreement dated March 23, 2001 between us and Rubicon Limited relating to the placement of 75 million Ordinary Shares and 150 million Preference Shares to Rubicon Limited. The purchase price for each of the shares was $0.40 per share being, in aggregate, $90 million.

       (c) The Strategic Relationship Agreement dated as of March 23, 2001 between us and Trees & Technology Limited (a subsidiary of Rubicon Limited). This agreement was entered into as part of the overall transaction involving the sale and purchase of our biotechnology assets and rights to all related intellectual property and our South American forests operations to Rubicon Limited. Under this agreement we have agreed arrangements in connection with the long term tree stock development process to be undertaken by Trees & Technology Limited on our behalf, and in relation to the supply by Trees & Technology Limited of both clonal and non-clonal tree stocks to meet our annual planting requirements. Trees & Technology Limited will be our exclusive supplier of such tree stocks whilst it can meet our requirements as regards cost competitiveness, quality and quantity. The price for clonal tree stocks has been agreed for the first three years of the term. We have agreed that certain proportions of our annual tree stock purchases will be of higher quality clonal tree stock. We have also agreed the minimum funding commitment for the product development plan for the first three years. The initial term of the agreement is 10 years.

       (d) The Arrangement Deed relating to the redemption and novation of the Fletcher Challenge Industries Limited Capital Notes entered into between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001, including the plan of arrangement relating to the capital notes, which relates to the proposed arrangement under section 236 of the Companies Act 1993 (New Zealand) for the novation of approximately 35% of the existing Fletcher Challenge Industries Limited Capital Notes (excluding the March 2001 Fletcher Challenge Industries Limited Capital Notes) to Fletcher Building Limited and the redemption of the balance of those Fletcher Challenge Industries Limited Capital Notes.

       (e) The Amended and Restated Trust Deed between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001 constituting the Fletcher Challenge Industries Limited Capital Notes that Fletcher Building Limited assumed by novation from Fletcher Challenge Industries Limited and the new Fletcher Building capital notes.

       (f) The Deed relating to Energy Division separation dated October 10, 2000 between us, Energy International Holdings Limited and Fletcher Challenge Building Limited. This agreement is primarily concerned with the treatment of liability for withholding taxes of Fletcher Challenge Oil and Gas, Inc. and Fletcher Challenge

              Limited that arose or may arise under a sale agreement dated July 7, 2000 between Fletcher Challenge Industries Canada Inc., Fletcher Challenge Limited and Fletcher Challenge Oil and Gas, Inc. This agreement served to clarify that under the amended and restated deed relating to assets and liabilities, any liability for withholding tax (or any penalties and interest relating to withholding tax) of Fletcher Challenge Limited or Fletcher Challenge Oil and Gas, Inc. under the July 7, 2000 agreement shall be treated as a liability of Norske Skog Tasman Limited, the successor to Fletcher Challenge Paper. Only in the event that we were unable to establish this clarification would we bear any responsibility for these liabilities. In that case, any liability would be shared equally with the successors to the Paper Division, Building Division, Forests Division and the Energy Division of Fletcher Challenge Limited, or failing that, would be shared equally with the successors to the Building Division, Energy Division and the Forests Division of Fletcher Challenge Limited. This agreement further clarifies that any liability of Fletcher Challenge Limited or Fletcher Challenge Oil and Gas, Inc. under the July 7 agreement, other than withholding tax (or any penalties and interest relating to withholding tax), shall be a liability of the successor of the Energy Division.

       (g) The Supply Agreement between us and Fletcher Building Products Limited dated February 28, 2001 relating to the supply of fiber. This agreement, which has a term of 20 years absent termination by the parties pursuant to a material breach by, or liquidation of, or a receiver being appointed or about to be appointed for one of the parties, provides that Fletcher Building Products Limited is unconditionally entitled to 100,000 m3 per year of certain wood fiber from us and is conditionally entitled to a further 100,000 m3 per year of the same wood fiber subject to availability and prior notice of an intent to purchase the additional entitlement. Supply of this fiber is also subject to three pre-existing supply agreements that represent an aggregate commitment from Fletcher Challenge Forests Limited of 415,000 m3 of logs per year and 70,000 m3 of fiber per year. The price of the fiber is to be determined by reference to a third-party survey of world pulp log prices, as adjusted by a formula established in the agreement that is designed to compensate for the differences between pulp logs and fiber.

       (h) The Arrangement Agreement between us, Fletcher Building Limited and Fletcher Challenge Industries Limited dated December 20, 2000 that relates to the separation of Fletcher Challenge Building from the Fletcher Challenge Group under section 236 of the Companies Act 1993 (New Zealand). This Agreement includes a plan of arrangement under which Fletcher Challenge Building shareholders exchanged their Fletcher Challenge Building shares for shares in Fletcher Building Limited on a one for one basis. Under this Agreement, we transferred to Fletcher Building Limited the operations, assets and liabilities properly attributable to Fletcher Challenge Building in consideration for the transfer to us of all the shares in Building Holdings Limited (the Fletcher Building Limited subsidiary which then held all the Fletcher Challenge Building shares) and a cash payment equal to the sum of:

              - the Fletcher Challenge Group debt attributed to Fletcher Challenge Building;

              - an amount sufficient to purchase New Zealand Government treasury securities sufficient to defease the Fletcher Challenge Industries Limited capital notes attributed to Fletcher Challenge Building (except to the extent that Fletcher Challenge Industries Limited was released from its obligations under those capital notes or Fletcher Building Limited replaced certain of those capital notes with new capital notes issued by it);

              - Fletcher Challenge Building's share of the total costs of dismantling Fletcher Challenge Limited's targeted share structure; less

              - the amount of the cash payment to be made by Fletcher Challenge Energy for tax assets attributed to Fletcher Challenge Building which were transferred to Fletcher Challenge Energy.

       (i) The Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between us and Fletcher Challenge Paper Limited. Certain assets and liabilities attributed to divisions of Fletcher Challenge Limited which were separated from Fletcher Challenge Limited were not held by companies that were transferred with the relevant division. These included specified assets and liabilities held in one division that were properly attributable to another division but were not transferred prior to separation. Further, certain assets and liabilities that were properly attributable to a departing division were held by Fletcher Challenge Limited corporate companies that remained with us. The Deed addresses the second of these features by documenting a mechanism whereby the economic benefit of such assets is received, and responsibility for such liabilities assumed, by the division to which those assets or liabilities are properly attributed until those assets or liabilities are actually transferred. This mechanism will continue to operate for those assets and liabilities that are unable to be transferred.

       (j) The Deed of Accession dated December 20, 2000 between Fletcher Challenge Building Limited and us by which Fletcher Challenge Building Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us.

       (k) The Deed of Accession dated October 10, 2000 between Energy International Holdings Limited and us by which Energy International Holdings Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us.

       (l) The Assignment Agreements for the Penrose Complex leased between us and Fletcher Building Limited. These associated agreements provided for the assignment and transfer of the lease for the Fletcher Challenge Penrose Complex from us to Fletcher Building Limited for a price of $1.00, effective as from the separation of Fletcher Challenge Building.

              See "Item 19. Exhibits" of this annual report.

TRANSACTIONS WITH RELATED PARTIES INCLUDE:

                                                                            2001-02     2000-01     1999-00
                                                                            -------     -------     -------
                                                                                  (IN NZ$ MILLIONS)
       Purchase of logs and lumber from the Central North Island
       Forest Partnership...........................................          124         134       125

       Amounts owing relating to the purchase of logs and lumber
       from the Central North Island Forest Partnership and included
       within creditors.............................................           13          15        13

       Purchase of seedlings from Trees and Technology Limited (1)..            2           1         -

       Sale of logs and lumber to the Central North Island Forest
       Partnership..................................................           30          32        41
       Amounts owed relating to the sale of logs and lumber to the
       Central North Island Forest Partnership and included within
       debtors......................................................            3           3         3

       Sale of wood products to American Wood Moulding..............           31          38        47
       Amounts owed relating to the sale of wood products to American
       Wood Moulding, and included within debtors...................            1           1         3

       Sale of wood products to Tasman KB(2)........................            -          13        16
       Amounts owed relating to the sale of wood products to Tasman
       KB, and included within debtors..............................            -           1         7

       Sale of wood products to The Empire Company..................           18          16        13
       Amounts owed relating to the sale of wood products to The
       Empire Company, and included within debtors..................            2           1         2

       Payment to Rubicon Limited (3) ..............................            7           -         -

       Proceeds from the issue of 75 million Ordinary Shares to
       Rubicon Limited..............................................            -          30         -

       Proceeds from the issue of 150 million Preference Shares to
       Rubicon Limited..............................................            -          60         -

       Sale of Fixed Assets to Rubicon Limited (4)..................            -          80         -

(1)    Trees and Technology Limited is a wholly owned subsidiary of Rubicon
       Limited.

(2)    Our ownership interest in Tasman KB was sold in July 2001.

(3) As part of the Fletcher Challenge Group separation, we sold to Rubicon Limited our biotechnology and South American assets but were not able to transfer legal title to certain assets, including an investment in an Argentinean associate. During the period, Fletcher Challenge Forests paid Rubicon Limited $7 million in full and final settlement of all claims in respect of the separation process, including the obligation to make a fund of US$10 million available to Rubicon to meet such claims. We hold the assets in trust for Rubicon Limited until the title is transferred. As part of such payment Rubicon Limited has waived any right to make any further claims against us for any failure to complete the transfer of title.

(4) We sold biotechnology and South American assets to Rubicon Limited on March 23, 2001. Proceeds of $80 million were received and a net gain on sale of $25 million has been recognized in the Statement of Financial Performance.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FLETCHER CHALLENGE FORESTS LIMITED FINANCIAL STATEMENTS

              See "Item 18.  Financial Statements".

CNIF PARTNERSHIP FINANCIAL STATEMENTS

              Following the write off of our equity investment in the CNIF Partnership during 2000-01 we ceased to account for the CNIF Partnership as an associate. We are, however, still required to include in this annual report audited financial statements of the CNIF Partnership for 2000-01 as it was a significant subsidiary during the year ended June 30, 2001. The CNIF Partnership was not a significant subsidiary during the year ended June 30, 2002.

              We have prepared unaudited financial statements for the CNIF Partnership for the year ended June 30, 2001 as part of our responsibilities under the management agreement with the CNIF Partnership. However, the Receivers have not engaged an audit firm to audit the financial statements of the CNIF Partnership for the year ended June 30, 2001. In preparing the unaudited CNIF Partnership financial statements for the year ended June 30, 2001, an impairment test consistent with our assessment of the recoverability of our second - ranking debt at the time of preparing our financial statements was adopted. Under New Zealand law, the Receivers are not required to finalize these financial statements or to have them audited. We have received a copy of the unaudited financial statements for the year ended June 30, 2001 as equity holders in the CNIF Partnership. In that capacity, we have requested that the Receivers sign the financial statements for the year ended June 30, 2001 and engage an independent accountant to perform an audit of these financial statements. By letter dated November 8, 2002, the Receivers advised us that they will not be providing signed audited financial statements to us. Further, the Receivers have not consented to the release of these unaudited financial statements. In order to provide the best information available to us, we have incorporated by reference to this annual report a copy of the unaudited financial statements of CNIF Partnership as of and for the year ended June 30, 2001. We have no legal ability to compel the Receivers to provide signed and audited financial statements.

              We intend to file a Form 6-K containing a copy of the audited financial statements of the CNIF Partnership as of and for the year ended June 30, 2001 if they become available. However, if the CNIF Partnership debts are not fully satisfied by the realization of the CNIF Partnership assets, the Partnership may be placed directly into liquidation. The liquidator would not be required to prepare financial statements.

              See "Item 18.  Financial Statements".

LEGAL OR ARBITRATION PROCEEDINGS

              Except as described below, there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business, to which we or any of our subsidiaries is a party or to which any of their property is subject.

       CITIC

              Fletcher Challenge Forests and a number of its subsidiaries have been named as defendants in an action brought by CITIC New Zealand Limited (now in receivership). CITIC and Forestry Corporation of New Zealand Limited (in receivership) are equal partners in the CNIF Partnership. The Receivers now control the litigation. The claims made relate to a number of issues in connection with the management of the CNIF Partnership before it was placed in receivership and to the value of the assets purchased from the Fletcher Challenge Group upon the establishment of the CNIF Partnership in 1996. A substantial award of damages has been sought, although not formally quantified. However, before the receivership, the claims against the Fletcher Challenge Group were informally quantified by CITIC to be US$182 million, excluding any amount for the claim relating to the assets originally purchased from the Fletcher Challenge Group on the establishment of the CNIF Partnership. We believe the claims are substantially without merit. A provision of $5 million was established in December 2000 to cover legal expenses. The remaining provision balance as at June 2002 of $4 million is considered adequate to meet further legal expenses.

              Given the materiality of the assets, activities and issues involved, we can give no assurance that a material financial impact will not occur as a result of these claims. See "Item 4. Key Information - Risk Factors" for further details about our dispute with CITIC and the risks posed to us by this dispute.

       PRECISION LUMBER CORPORATION

              A claim for US$28.6 million had been made against Fletcher Challenge Forests Industries Limited and the company formerly known as Fletcher Challenge Forests USA Inc. by Precision Lumber Corporation. The claim alleged unauthorized and unlawful use of trade secrets and confidential information and interference with Precision Lumber Corporation's business relationships. The claim was withdrawn by Precision Lumber in July 2002.

DIVIDEND POLICY

              The holders of Fletcher Challenge Forests shares will be entitled to dividends as and when declared in respect of our shares, subject only to the rights of holders of any other securities of the company from time to time entitled to special or prior rights to dividends. We are legally liable to pay such returns, upon and following their declaration. The Board may declare dividends if the Board is satisfied on reasonable grounds that the company will, immediately after the distribution, satisfy the solvency test (as defined in the Companies Act 1993 (New Zealand)). Under the terms of our new borrowing facility, effective from March 2, 2001, we are permitted to pay dividends only out of the proportion of our excess cash flow, which is not required for mandatory repayments to the facility.

              Dividends on Fletcher Challenge Forests shares will be determined at the discretion of the Board of Fletcher Challenge Forests, based primarily upon our financial performance, movements in equity, financial position, cash flow and future business requirements. No dividend has been declared in respect of 2001-02.

              The following table sets out the total cash dividends per share paid on Fletcher Challenge Forests Ordinary Shares and ADSs for the periods indicated. No dividends have been declared on the Fletcher Challenge Forests Preference Shares.

                       DIVIDENDS PER ORDINARY SHARE (NZ$)               TRANSLATED INTO US$ PER ADS
                    -----------------------------------------      ---------------------------------------
FISCAL YEAR         INTERIM           FINAL         TOTAL          INTERIM            FINAL          TOTAL
-----------         -------           -----         -----          -------            -----          -----
    1998              0.01             --            0.01            0.055              --           0.055
    1999              --               --            --               --                --            --
    2000              --               --            --               --                --            --
    2001              --               --            --               --                --            --
    2002              --               --            --               --                --            --

(1) Translated into US cents on payment date. For recent exchange rate information, see "Exchange Rates".

SIGNIFICANT CHANGES

              See "Item 4. Information on the Company - History and Development of the Company ".

ITEM 9.  THE OFFER AND LISTING

OFFER AND LISTING DETAILS

              The following tables sets forth for the periods indicated the highest and lowest market quotations for Fletcher Challenge Forests shares reported on the NZSE, and the highest and lowest sales prices for Fletcher Challenge Forests ADSs quoted on the NYSE.

                                    FLETCHER CHALLENGE FORESTS ORDINARY     FLETCHER CHALLENGE FORESTS ORDINARY
                                    -----------------------------------     -----------------------------------
                                                   SHARES                                 ADSS
                                                   ------                                 ----
                                                     NZ$                                   US$
                                                     ---                                   ---
FISCAL YEAR    QUARTER ENDED               HIGH                LOW               HIGH              LOW
-----------    -------------               ----                ---               ----              ---

1997-98                                    2.18               1.07               14.75            5.50

1998-99                                    1.17                .39                6.12            2.06

1999-00                                    1.19                .51                6.00            2.50

2000-01        September 30                 .93                .77                4.000           3.375
               December 31                  .82                .24                3.187           0.937
               March 31                     .36                .28                1.562           1.187
               June 30                      .34                .28                1.390           1.140

2001-02        September 30                 .35                .21                1.400           0.880
               December 31                  .29                .22                1.170           0.870
               March 31                     .27                .22                1.130           0.880
               June 30                      .27                .20                1.216           0.880

2002-03        September 30                 .25                .22                1.140           0.960

                                            FLETCHER CHALLENGE FORESTS ORDINARY       FLETCHER CHALLENGE FORESTS ORDINARY
                                            -----------------------------------       -----------------------------------
                                                        SHARES                                       ADSS
                                                        ------                                       ----
                                                          NZ$                                         US$
                                                        ------                                       ----
FISCAL YEAR          MONTH ENDED                  HIGH               LOW                     HIGH             LOW
-----------          -----------                  ----               ---                     ----             ---
2001-02              May 31                       .27                .20                     1.216           0.88
                     June 30                      .26                .23                     1.200           1.10
2002-03              July 31                      .25                .23                     1.140           1.05
                     August 31                    .25                .22                     1.080           0.97
                     September 30                 .25                .22                     1.090           0.96
                     October 31                   .23                .20                     1.000           0.92



                                                 FLETCHER CHALLENGE FORESTS       FLETCHER CHALLENGE FORESTS PREFERENCE
                                                 --------------------------       -------------------------------------
                                                     PREFERENCE SHARES                           ADSS
                                                     -----------------                           ----
                                                            NZ$                                   US$
                                                            ---                                   ---
FISCAL YEAR         QUARTER ENDED                 HIGH               LOW                HIGH             LOW
-----------         -------------                 ----               ---                ----             ---
2000-01              December 31                  .31                .25                1.250           1.063
                     March 31                     .36                .29                1.443           1.125
                     June 30                      .34                .28                1.406           1.100

2001-02              September 30                 .35                .23                1.412           0.960
                     December 31                  .28                .22                1.120           0.860
                     March 31                     .26                .22                1.070           0.890
                     June 30                      .26                .20                1.229           0.870

2002-03              September 30                 .25                .22                1.140           0.930



                                                 FLETCHER CHALLENGE FORESTS       FLETCHER CHALLENGE FORESTS PREFERENCE
                                                 --------------------------       -------------------------------------
                                                     PREFERENCE SHARES                           ADSS
                                                     -----------------                           ----
                                                            NZ$                                   US$
                                                            ---                                   ---
FISCAL YEAR         QUARTER ENDED                 HIGH               LOW                HIGH             LOW
-----------         -------------                 ----               ---                ----             ---
2001-02              May 31                       .26                .20                1.150           0.87
                     June 30                      .26                .22                1.229           1.09
2002-03              July 31                      .25                .23                1.179           1.04
                     August 31                    .25                .21                1.171           0.93
                     September 30                 .24                .22                1.140           1.00
                     October 31                   .22                .20                1.050           0.940

              On January 22, 2002 the New York Stock Exchange (NYSE) advised that we were in breach of a NYSE quantitative continuous listing standard because the average closing price of our ADSs had been less than US$1.00 over a consecutive 30-day trading period. We are required to remedy this breach by bringing the ADS price and the average ADS price back above US$1.00, or risk delisting from the NYSE. We intend to remedy the breach by consolidating our ordinary shares and preference shares on the following basis:

       - a consolidation on a one for five basis. As a result, every five ordinary shares and five preference shares in the Company registered in the name of a shareholder on the record date would be consolidated into one ordinary share and one preference share respectively;

       - if, in effecting the consolidation, a holder of our ordinary shares or preference shares did not have a number of ordinary shares or preference shares exactly divisible by five, in calculating the number of shares to be held by such holder following consolidation, a fraction of a share would be rounded up to the nearest whole number;

       - in respect of the holders of ADRs, the number of ADSs on issue will be consolidated on a one for five basis to enable the American Depositary Receipt ratio of ten shares in the Company per ADR to remain unchanged. Any fractional ADS resulting from the consolidation would be sold with the proceeds going to the ADS holder.

              The consolidation was approved by a resolution of the Board passed on November 13, 2002. The record date for the consolidation is November 29, 2002.

              This consolidation, when taken together with the consequential consolidation of the ADSs, should result in an increase in the market price of those shares and the market price of the ADSs to a level which remedies the breach of the NYSE's quantitative continuous listing standard.

PREFERENCE SHARES

              Other than on liquidation each Preference Share confers on the holder the same rights and equal ranking to that conferred by an Ordinary Share, and holders of Preference Shares will vote with holders of Ordinary Shares on all matters except a vote relating to a liquidation of the company, in which case a separate vote of the holders of Preference Shares will be required.

              In the event of liquidation, the Preference Shares will rank ahead (to the amount of $0.25 per Preference Share) of the Ordinary Shares, the Ordinary Shares will be entitled to the next $0.25 per Ordinary Share, and thereafter holders of the Ordinary Shares and the Preference Shares will share equally in the distribution of any surplus. With effect from the date of the consolidation of our shares on November 29, 2002, the amounts of $0.25 per Preference Share and Ordinary Share will be increased to $1.25.

              The holders of Preference Shares' rights of preference will lapse on December 15, 2005 (being the fifth anniversary of the date of the first allotment of Preference Shares as a class). Following this date, the Preference Shares will then have identical rights as those attached to, and rank equally with, Ordinary Shares in all respects and no separate vote will be required in relation to a liquidation of the company.

FLETCHER CHALLENGE FORESTS SHARES

              Fletcher Challenge Forests remains as the continuing business of Fletcher Challenge Limited, re-named Fletcher Challenge Forests Limited from April 17, 2001 (see "Item 4. Information on the Company - History and Development of the Company "). Our shareholders continue to hold existing Fletcher Challenge Forests Ordinary and Preference Shares in Fletcher Challenge Forests Limited. During 2000-01 the Fletcher Challenge Building, Energy and Paper shares were cancelled and have been excluded from the preceding disclosure.

MARKETS

              The principal trading market for Fletcher Challenge Forests Ordinary and Preference Shares is the NZSE. Fletcher Challenge Forests Ordinary and Preference Shares are also listed on the ASX. ADSs representing Fletcher Challenge Forests Ordinary and Preference Shares evidenced by Ordinary and Preference American Depository Receipts ("ADRs"), for which Citibank, N.A. is the Depositary, are listed on the NYSE. Each Fletcher Challenge Forests Ordinary and Preference ADS represents 10 Fletcher Challenge Forests Ordinary or Preference Shares.

ADR PROGRAM - VOTING RIGHTS

              Under the terms of the deposit agreement governing the ADRs, holders of ADRs may instruct the depositary how to vote the underlying Fletcher Challenge Forests shares represented by that ADR or to grant a discretionary proxy to a person designated by the company. If the depositary does not receive any voting instructions from any ADR holder by the required time, then the depositary will deem the relevant holder to have given a discretionary proxy to a person designated by us, unless we request otherwise, or otherwise provided for in the deposit agreement.

ITEM 10. ADDITIONAL INFORMATION

CONSTITUTION

      Fletcher Challenge Forests Limited is registered with the New Zealand Companies Office under registered number AK/37116. Our purposes and objectives are not expressly stated in our constitution. Under the Companies Act 1993 (New Zealand), we have full capacity to carry on or undertake any business or activity, do any act, or enter into any transaction (subject to that Act, other enactments and the general law).

      Fletcher Challenge Forests Limited was admitted to the Official List of the Australian Stock Exchange on June 30, 2002. Consequently, we must comply with the Australian Stock Exchange Listing Rules. The Australian Stock Exchange granted us a waiver from the requirement for our constitution to be consistent with the Australian Stock Exchange Listing Rules from June 30, 2002 until our first annual shareholders meeting following admission to the Official List. We were still required however to comply with the Australian Stock Exchange Listing Rules from June 30, 2002 until that first annual meeting. Our first annual meeting following admission to the Official List was held on November 13, 2002 and our constitution was amended by a special resolution of shareholders and now complies with the Australian Stock Exchange Listing Rules.

EQUITY SECURITIES

   MAXIMUM/MINIMUM HOLDINGS

      There is no maximum number or proportion of equity securities that one particular shareholder can hold, although there is a minimum holding prescribed under the New Zealand Stock Exchange Listing Rules. The Board can refuse to consent to the transfer of a parcel of equity securities if the transferee will not hold at least the minimum holding following the transfer. In addition, the Board has a power of sale in respect of equity securities held by a shareholder whose holding falls below the minimum holding, and is not increased above the minimum holding within three months of the Board giving notice of its intention to exercise the power of sale.

      Under the Australian Stock Exchange Listing Rules, the Board may only sell "marketable parcels" of securities once in any 12 month period and only if notice has been given to each shareholder of the intention to sell. The shareholder must be given six weeks to respond to the company that he/she wishes to retain his/her holding. If the shareholder responds wishing to retain his or her shares, the company must not sell the holding.

   NATIONALITY/RESIDENCE STATUS FOR SHAREHOLDERS

      There are no restrictions in our constitution on the holding of equity securities dependent on the holder's nationality or country of residence. See, however, the discussions below under "Exchange Controls - Overseas Investment"

      Each Ordinary Share confers on the holder:

      -     voting rights (discussed in more detail below);

      -     the right to participate in dividends authorised by the Board; and

      - the right to participate in a distribution of surplus assets (if any) of the company in the event of liquidation.

      The Ordinary Shares are not redeemable, either at our option or that of the holder. The holders of fully paid Ordinary Shares are not liable to any further capital calls or to contribute to a sinking fund.

      Preference Shares

      Other than on liquidation each Preference Share confers on the holder the same rights and equal ranking to that conferred by an Ordinary Share, and holders of Preference Shares will vote with holders of Ordinary Shares on all matters except a vote relating to a liquidation of the company, in which case a separate vote of the holders of Preference Shares will be required.

      At our annual shareholders meeting held on November 13, 2002 our shareholders approved our constitution being amended so that in the event of liquidation, the Preference Shares will rank ahead (to the amount of $1.25 per Preference Share) of the Ordinary Shares, the Ordinary Shares will be entitled to the next $1.25 per Ordinary Share, and thereafter holders of the Ordinary Shares and the Preference Shares will share equally in the distribution of any surplus.

      The holders of Preference Shares' rights of preference will lapse on 15 December 2005 (being the fifth anniversary of the date of the first allotment of Preference Shares as a class). Following this date, the Preference Shares will then have identical rights as those attached to, and rank equally with, Ordinary Shares in all respects and no separate vote will be required in relation to a liquidation of the company.

      We have been granted a waiver from the Australian Stock Exchange Listing Rules to the extent that our Preference Shares have been approved as appropriate and equitable and will be treated as an additional class of "ordinary shares" for the purposes of the Australian Stock Exchange Listing Rules.

   ISSUES OF NEW EQUITY SECURITIES

      The Board may issue new equity securities with the consent of separate ordinary resolutions of holders of each class of equity security whose rights would be affected by the issue ("Affected Shareholders"), to the precise terms and conditions of the specific proposal to issue new equity securities.

      The exceptions, where the Board can issue new shares of equity securities without the prior approval of the Affected Shareholders, include where:

      - the terms of issue of the Affected Shareholders' equity securities expressly reserved the right for the Board to issue the new equity securities; or

      - the Affected Shareholders' equity securities were issued on terms that the Affected Shareholders would vote together with the holders of another class or classes of equity security on a resolution to issue new securities, and the issue is approved by such a resolution (passed by a simple majority) of holders of all the relevant classes voting together; or

      - the equity securities being issued are being offered to existing shareholders on a basis which, if the offer were accepted by all such shareholders, would maintain the existing proportionate rights of each existing shareholder to voting and distribution rights, and the offer is renounceable; or

      - the equity securities being issued are issued to existing shareholders as fully paid equity securities on a basis that maintains the existing proportionate rights of each existing shareholder to voting and distribution rights; or

      - the issue is being made to persons other than directors, associated persons of directors or employees, and the total number of equity securities being issued (and of all other equity securities issued under this exception in the preceding 12 months) does not exceed the aggregate of:

            - 10% of the total number of equity securities of that class on issue at the commencement of the preceding 12 month period; and

            - 10% of the number of equity securities of that class issued during the preceding 12 month period pursuant to other exceptions or approved by an ordinary resolution of the Affected Shareholders; less

            - 10% of the number of equity securities of that class that have been acquired or redeemed by us during the preceding 12 month period (unless such redeemed or acquired equity securities are being held as treasury stock); or

      - the equity securities in an existing class are being issued to employees only, and the total number of equity securities being issued (and all other securities issued under this exception in the preceding 12-month period), does not exceed 2% of the aggregate of:

            - the total number of equity securities of that class on issue at the commencement of the preceding 12 month period; and

            - the total number of equity securities of that class issued during the preceding 12 month period under other exceptions or approved by an ordinary resolution of the Affected Shareholders;

                  and the total number of shares of that class issued to employees under this exception during the five years immediately prior to the issue does not exceed 5% of the total number of equity securities of that class on issue immediately preceding the date of issue; or

      - the issue is being made as consideration in an offer made by us or any of our subsidiaries in relation to a takeover offer, and the offer is made to all holders of securities in any company or other listed entity; or

      - the issue is made upon conversion of any securities issued by us that allow for conversion of the securities to equity securities; or

      - the issue is made to an existing holder of equity securities in order to bring that holder's holding up to the minimum holding; or

      - the issue is made pursuant to an arrangement, amalgamation or compromise effected in accordance with the Companies Act 1993 (New Zealand); or

      - the issue is made pursuant to a plan for the issue of equity securities in lieu of dividends; or

      - except in certain circumstances, under the Australian Stock Exchange Listing Rules the board may issue new shares in an amount up to 15% of the shares on issue in any 12 month period without obtaining the approval of holders of ordinary securities. The Australian Stock Exchange Listing Rules also provide for a number of circumstances in which shares can be issued in excess of the 15% threshold for which shareholder approval is not required, e.g., pro rata share issues to holders of ordinary securities.

   MODIFICATION OF THE RIGHTS OF HOLDERS

      The rights attached to equity securities cannot be modified without the approval of a special resolution of the holders of each class of equity security whose rights are being affected, unless:

      - the class of equity security whose rights are being affected is not "Quoted" on the New Zealand Stock Exchange; or

      - the terms on which the equity securities were issued otherwise allow for the rights to be modified without consent.

      As discussed above, the issue of further securities of the same class is not an action that modifies the rights attached to existing securities of that class. This approach is consistent with the regime provided by the Companies Act 1993 (New Zealand).

      Under the Australian Stock Exchange Listing Rules, the company must not remove or change a shareholder's right to vote or receive dividends except in the following circumstances:

      -     calls due and payable on the securities have not been paid;

      - the right is removed or changed in the constitution in order to comply with Australian legislation;

      - the right is removed or changed under a provision in the constitution that is permitted by the Australian Stock Exchange Listing Rules, or that the Australian Stock Exchange has approved as appropriate and equitable;

      -     the right is removed or changed under a court order; or

      -     in the case of voting rights:

            - the instrument appointing a proxy was not completed in accordance with the constitution; or

            - the shareholder became a shareholder after the record date for entitlements to vote.

   BUYBACKS/REDEMPTIONS OF EQUITY SECURITIES

      Buybacks

      We are entitled to purchase or otherwise acquire equity securities in Fletcher Challenge Forests from our shareholders provided that the acquisition:

      - is effected by offers made by us through an order matching market of the New Zealand Stock Exchange or any other stock exchange approved by the New Zealand Stock Exchange; or

      - is effected by an offer to buy-back that is made pro-rata to all shareholders and, if accepted, would not affect the shareholders' relative voting and distribution rights; or

      - is for the purpose of acquiring the equity securities held by a shareholder who does not hold a minimum holding; or

      - has been approved by separate ordinary resolutions of the holders of each separate group of each class of equity security whose rights or entitlements are materially affected in a similar way by the acquisition or redemption; or

      - is required by a shareholder by way of a minority buy-out if the shareholder has dissented to a successful resolution in relation to the adoption, alteration or revocation of our constitution (which imposed or removed a restriction on our activities), the approval of a major transaction, the approval of an amalgamation of Fletcher Challenge Forests or the taking of action that affects the rights attaching to shares; or

      - is made to one or more shareholders where the acquisition of this type is either consented to by all shareholders or expressly permitted by the constitution, and the Board has resolved that the acquisition will benefit the remaining shareholders and the terms of the offer and the consideration being offered are fair and reasonable to the remaining shareholders, provided that the acquisition is not made in whole or part from any director, associated person of a director, or employee of ours and the total number of equity securities of that class acquired under this power during the preceding 12 months does not exceed 10% of the total number of equity securities of that class on issue at the commencement of that period.

      Redemptions

      We are entitled to redeem equity securities where:

      - the holder of the equity securities holds less than a minimum holding;

      - the equity securities were issued pursuant to an ordinary resolution of the holders of equity securities whose rights or entitlements could be affected by the issue, or the equity securities were offered to all holders of equity securities on a pro-rata basis, and one of the terms of issue provided for redemption of the equity securities by us;

      - the option to redeem equity securities is exercised in relation to all shareholders of the same class of equity security in a manner that will leave unaffected relative voting and distribution rights;

      - the equity securities in question are debt securities of ours which may be converted into shares and, before conversion occurs, they are redeemed by us for cash; and

      - the redemption of those equity securities is approved by separate resolutions of the shareholders whose rights or entitlements are materially affected in a similar way by the redemption.

      Generally

      The constitution further limits issues, buybacks and redemptions, so that no issue, acquisition or redemption of equity securities that has the effect of materially changing the effective control of Fletcher Challenge Forests can be made without the precise terms and conditions of the acquisition or redemption being approved by an ordinary resolution of the shareholders. This restriction only applies to persons or entities (and their associated persons) who control more than 1% of the voting rights prior to the issue, acquisition or redemption.

      Under the Australian Stock Exchange Listing Rules we have an obligation to consult with the Australian Stock Exchange before conducting a buy-back and to comply with any requirements the Australian Stock Exchange may set.

   FINANCIAL ASSISTANCE

      We can provide financial assistance for the purpose of, or in connection with, the acquisition of equity securities issued or to be issued if:

      - the financial assistance is given to shareholders or prospective shareholders (excluding any director, associated person of a director or employee), and the amount of the financial assistance, together with that given under this exception in the preceding 12-month period, does not exceed 5% of the equity recorded in the most recent published group financial statements of Fletcher Challenge Forests and its subsidiaries; or

      - the financial assistance is given to employees (but excluding any director or associated person of any director) and the amount of financial assistance, together with that provided to employees under this exception in the preceding 12-month period, does not exceed 2% of the equity recorded in the most recent published group financial statements of Fletcher Challenge Forests and its subsidiaries, and the amount of financial assistance provided under this exception in the preceding five year period does not exceed 5% of the equity recorded in the most recent published group financial statements of Fletcher Challenge Forests and its subsidiaries; or

      - the financial assistance is offered or given in a manner that treats all holders of equity securities in the same manner; or

      - the shareholders have approved by separate ordinary resolutions of members of each separate group of each class of equity securities whose rights or entitlements are materially affected in a similar way by the financial assistance.

   CALLS, FORFEITURES AND LIENS

      The Board may make calls upon the holders of equity securities in respect of any moneys unpaid on their equity securities. The Board does not have the power to cancel, reduce or defer any amount unpaid on a equity security without the consent of an ordinary resolution of the shareholders.

      We have a first and paramount lien on every equity security that is not fully paid for all unpaid amounts. If any amount due in relation to a equity security over which we have a lien remains unpaid for a period of 14 days following the shareholder receiving demand for payment, we may sell the equity security on such terms as we determine. Alternatively, the equity securities can be forfeited by us, and this forfeiture will include the shareholder forfeiting its rights to receive all dividends and distributions declared in respect of the equity securities and not paid or satisfied before the forfeiture. The net proceeds of the sale of equity securities (being those subject to the lien, and those that have been forfeited), after deducting expenses of sale, will be applied towards the outstanding sum, with any balance being paid to the person entitled to the equity security at the date of sale.

      Under the Australian Stock Exchange Listing Rules we must wait for 30 business days, following a demand for payment on any unpaid security over which we have a lien, before we have the ability to sell that security. We are also not entitled to forfeit any securities without obtaining the approval of an ordinary resolution of security holders.

   DIVIDENDS

      Dividends on equity securities can be authorised by the Board at its discretion provided that the Board cannot authorise a dividend in respect of some but not all the equity securities in a class, or in a manner that is disproportionate between holders of equity securities of the same class. The amount of dividends paid on each class of equity security will be determined from time to time by the Board. A shareholder's entitlement to dividends is subject to the rights of holders of any equity securities that may be issued from time to time with entitlements to special or prior rights to dividends (or interest).

      Instead of paying a dividend, the Board has the discretion to resolve:

      - to capitalise an amount or part of the amount for the time being available for distribution; and

      - to apply the capitalised amount in or towards paying up any amounts for the time being unpaid on any equity securities held by the holders who would be entitled to that amount if it was distributed by way of dividend and the holders of any other equity securities who are entitled to participate in bonus issues; and/or

      - to pay up in full unissued equity securities issued pro rata to such holders.

      The Board also has a discretion to introduce a dividend election plan allowing shareholders to elect to receive further equity securities in lieu of dividends. Under the Australian Stock Exchange Listing Rules the Board may issue shares under a dividend election plan provided the issue is kept within the 15% limit in any 12 month period, or alternatively, if the Board has obtained the approval of shareholders by way of an ordinary resolution.

SHAREHOLDERS' MEETINGS

      Shareholders' meetings are convened with at least 10 working days' advance notice in writing. Notice must be given to all shareholders entitled to attend shareholders' meetings. The quorum required for such meetings is three persons having the right to vote at the meeting. If a meeting is adjourned because of a lack of quorum, those holders of equity securities (or their proxies) present will be a quorum at the adjourned meeting.

      Matters put to a meeting of shareholders will be voted on by all classes of equity securities so entitled, voting together as a single voting group. This is subject to the exception of a vote relating to liquidation of the company, in which case a separate vote of the holders of Preference Shares will be required.

      The Board is entitled to set a record date for those shareholders entitled to attend and vote at shareholders' meetings (which must not precede the date of the meeting by more than twenty working days). Those shareholders on the share register on the record date are those who may attend and vote at the relevant meeting.

      An ordinary resolution requires the affirmative vote of a simple majority of the shareholders who, being entitled to do so, vote on the resolution. Special resolutions must be passed by a majority of 75% of the votes of shareholders who are entitled to, and do, vote on the resolution. The chairman does not have a casting vote in the case of an equality of votes.

      Voting at any shareholders' meeting is by a show of hands or a vote by voice unless a poll is demanded. Each shareholder will be entitled to one vote on a show of hands or a vote by voice, notwithstanding how many equity securities it holds. On a poll, each shareholder will be entitled to one vote per fully paid equity security it holds (or, in relation to shares which are not fully paid, the equivalent fraction of a vote).

      A poll may be demanded by the chairman of the meeting or by at least five holders of equity securities having the right to vote at the meeting. A poll may also be demanded by any holder or holders of equity securities representing not less than 10% of the total voting rights of all the holders of equity securities having the right to vote at the meeting or by a holder or holders of equity securities conferring a right to vote at the meeting and on which the aggregate amount paid up is not less than 10% of the total amount paid up on all equity securities that confer that right.

      A shareholder may exercise its right to vote at a meeting by attending in person, by having its representative (in the case of a deceased or bankrupt shareholder, of a shareholder for whom a representative is appointed) attend the meeting, by appointing a proxy who attends in person or by casting a postal vote.

   CHANGE OF CONTROL PROVISIONS

      The constitution does not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of the company, although New Zealand's Takeovers Code ("Code") may apply. The Code prohibits a person who holds between 0% and 20% of the voting rights in the company from becoming the holder or controller of more than 20% of the voting rights, and a person who holds or controls 20% or more of the voting rights in the company from acquiring further voting rights, except in circumstances where:

      - the person acquires the equity securities to which the voting rights attach pursuant to a "full offer" (being an offer made on identical terms and for identical consideration for all the securities in the company it does not already hold); or

      - the person acquires the equity securities to which the voting rights attach pursuant to a "partial offer" (being an offer made to all holders of voting securities on identical terms and for identical consideration (per voting security) for a specified percentage of each class of security of the company not already held or controlled by that person) with such offer being conditional upon the offeror holding or controlling 50% of the voting rights on completion of the offer; or

      - the acquisition of the further voting rights (including the specific terms of the acquisition) has been approved by an ordinary resolution of shareholders; or

      - that person's voting rights increase as a result of an allotment of further securities approved by an ordinary resolution of shareholders; or

      - that person already holds between 50% and 90% of the voting rights, and the total increase in voting rights over the preceding twelve month period does not exceed 5% of the total voting rights in the company; or

      - that person already holds 90% or more of the voting rights in the company.

      The Code also provides for a compulsory acquisition of the outstanding security holders' securities if the "dominant security holder" holds or controls 90% or more of the voting securities. The compulsory acquisition can be initiated at the election of either the outstanding security holders or the dominant security holder.

      We are not subject to Chapters 6, 6A, 6B or 6C of the Australian Corporations Act dealing with the acquisition of shares (including takeovers).

   SUBSTANTIAL SECURITY HOLDERS

      Once a shareholder has a relevant interest in more than 5% of the voting rights of the company, it becomes a "Related Party" and our constitution restricts that shareholder's ability to transact with us (see the discussion regarding "Material Transactions with Related Parties" below). A substantial shareholder's rights may also be affected by other applicable regimes such as the insider trading provisions, the Takeovers Code (discussed above) and the Australian Stock Exchange Listing Rules.

DIRECTORS

      The directors of the company, acting as the Board, are responsible for managing the business and affairs of the company in accordance with the Companies Act 1993 (New Zealand) and constitution, and the Board is vested with all the powers necessary to do this.

   NUMBER OF DIRECTORS

      There must not be more than nine or fewer than five directors at any time. At least two directors must be New Zealand residents. Directors are not able to appoint alternate directors to act on their behalf.

   APPOINTMENT/REMOVAL OF DIRECTORS

      Directors may be appointed and removed by ordinary resolution. There are no provisions in the constitution which confer on any holder of equity securities special representation rights on the Board. Further directors may also be appointed by the Board from time to time, but the term of office for directors appointed in this manner is limited to the period from the time of appointment to the next annual shareholders' meeting.

      There is no shareholding qualification for Directors.

      At every annual shareholders' meeting, one third of the directors serving at the time (but excluding any directors appointed by the Board) must retire. Such directors are, however, eligible for immediate reappointment. Which directors retire is determined on a rotating basis (so that the directors who have served the longest uninterrupted period will retire). A qualification to the retirement by rotation arrangements is that one of the company's executive directors (if any have been so nominated by the Board) will not be subject to retirement by rotation, although that director shall be included in the number of directors upon which the calculation of the number of directors to retire by rotation is made.

      In addition to being removed by the shareholders, a director will cease to hold office if he or she becomes bankrupt, is disqualified under the Companies Act 1993 (New Zealand), resigns or is absent without permission from Board meetings for a period of at least 6 months.

      There is no requirement that directors retire when they reach a certain age.

      Under the Australian Stock Exchange Listing Rules, no director may hold office (without re-election) past the third annual general meeting following the director's appointment, or three years, whichever is longer. This rule does not apply to the managing director. There must also be an election of directors each year.

   EXECUTIVE DIRECTOR

      The Board may appoint one or more directors to be an executive director for either a fixed term (not to exceed 5 years) or otherwise and on terms (including remuneration) determined by the Board. The Board is also authorised to remove any such executive director as it considers appropriate.

   REMUNERATION

      The total maximum annual remuneration to be paid to directors must be authorised by an ordinary resolution of the shareholders. The Board can also determine to pay special remuneration to any non-executive directors who have performed services to the company that are in addition to services usually required of directors.

      Under the Australian Stock Exchange Listing Rules the Board must not increase the total amount of directors' fees payable to it or any of our subsidiaries without first obtaining the approval of an ordinary resolution of security holders. This rule does not apply to the salary of an executive director.

   INTERESTED DIRECTORS

      A director is not entitled to vote on, or be counted as part of the quorum for, decisions any matter in which he or she is "interested", other than a decision to indemnify directors or employees in respect of liability (other than criminal liability) and related expenses incurred in their capacity as such and other matters in relation to which directors are required to sign a certificate under the Companies Act 1993 (New Zealand).

      A director is entitled to transact with the company, either in his or her own right or through another party in whom that director has a direct or indirect interest (although see the discussions on "Major Transactions with Related Parties" below).

      A transaction entered into by us in which a director is interested may be avoided by us at any time before the expiration of 3 months after the transaction is disclosed to all the shareholders. However, a transaction cannot be avoided if we receive fair value under it. If we enter into a transaction in the ordinary course of our business and on usual terms and conditions, we are presumed to have received fair value under it. For the purposes of determining whether we received fair value under any transaction in which a director is interested, a person seeking to uphold the transaction who knew or ought to have known the director was interested at the time of the transaction has the onus of establishing fair value. In any other case, the company has the onus of establishing that it did not receive fair value.

      Under the Australian Stock Exchange Listing Rules, we must take corrective action if the Australian Stock Exchange requires us to, including cancelling the relevant transaction or seeking the approval of shareholders for the relevant transaction.

   DIRECTORS ABILITY TO BORROW FUNDS

      There is no specific provision in the constitution restricting the directors' ability to borrow funds. However under the United States Sarbanes-Oxley Act 2002, we are prohibited from making any loans to directors and officers.

RESTRICTIONS ON TRANSACTIONS

   MAJOR TRANSACTIONS

      The Board may not enter into any transaction or series of linked or related transactions to acquire, sell, lease, exchange or otherwise dispose of (other than by way of charge) our assets, or assets to be held by us:

      -     which would change the essential nature of our business; or

      - in respect of which the gross value is an amount in excess of 50% of the lesser of the average market capitalisation of the company or the gross value of our assets,

except where entry into the transaction or series of linked or related transactions is the subject of the prior approval of an ordinary resolution of shareholders (or by special resolution if the transaction constitutes a major transaction as defined in the Companies Act 1993 (New Zealand)).

      Under the Australian Stock Exchange Listing Rules, if the Board proposes to make a significant change, either directly or indirectly to the nature or scale of the company's activities, it must provide full details to the Australian Stock Exchange, including the effect on future potential earnings, as soon as practicable, or at least before making the change. The Australian Stock Exchange may require the Board to obtain the approval of shareholders for the transaction. Where the Board is proposing to dispose of the main undertaking of the company, the Board must get the approval of an ordinary resolution of shareholders.

   MATERIAL TRANSACTIONS WITH RELATED PARTIES

      The Board may not enter into a transaction (directly or indirectly) with a "Related Party" where we:

      - purchase or acquire or sell or dispose of assets having an aggregate gross value exceeding 5% of the lesser of the equity recorded in the most recent published group financial statements of Fletcher Challenge Forests and its subsidiaries and the average market capitalisation of the company; or

      - borrow, lend, pay or receive money, or incur an obligation, of an amount exceeding 5% of the lesser of the equity recorded in the most recent published group financial statements of Fletcher Challenge Forests and its subsidiaries and the average market capitalisation of the company; or

      - enter into any guarantee, indemnity or similar obligation, or give security for any obligations which may expose us to liability in excess of 5% of the lesser of the equity recorded in the most recent published group financial statements of Fletcher Challenge Forests and its subsidiaries and the average market capitalisation of the company;

      - provide or obtain any services in respect of which the actual gross cost to us in any financial year (ignoring any returns or benefits in connection with such services) is likely to exceed an amount equal to 0.5% of the lesser of the equity recorded in the most recent published group financial statements of Fletcher Challenge Forests and its subsidiaries and the average market capitalisation of the company; or

      - amalgamate, except for amalgamations of a wholly owned subsidiary with another wholly owned subsidiary or with Fletcher Challenge Forests,

without the prior approval of an ordinary resolution of the shareholders. There are certain exceptions to this requirement. A related party includes a director or associated person of a director, a substantial security holder in the company, or an associated person of the company, or any of the foregoing persons. Related parties that are shareholders may not vote on any resolution to approve a transaction with that party.

      Under the Australian Stock Exchange Listing Rules, the Board must ensure that we do not acquire or dispose of assets, the value of which is 5% or more of our equity interests, as set out in the latest accounts given to the Australian Stock Exchange, to the following persons:

      -     a related party;

      -     a subsidiary (not wholly owned);

      - substantial security holders (including associates) who have a relevant interest, or had a relevant interest at any time in the six months before the transaction, in at least 10% of our total voting securities on issue; or

      -     an associated person of any of the above persons,

without first obtaining the approval of an ordinary resolution of shareholders. In addition to the above, an ordinary resolution of shareholders must be obtained if, in the Australian Stock Exchange's opinion, a relationship is such that an ordinary resolution of shareholders should be obtained to approve the transaction. There are certain exceptions to this requirement. A related party includes directors and their associates. Any parties to the transaction, who are also shareholders, are restricted from voting on the transaction.

MATERIAL CONTRACTS

      The following material contracts (being contracts entered into outside the ordinary course of our business or which we are otherwise required to file as exhibits to this annual report) either have been entered into by us or our subsidiaries during the prior two year period; are continuing obligations that we have taken over following the reorganization of the Fletcher Challenge Group, or both:

  (a) The Arrangement Agreement between us, Fletcher Building Limited and Fletcher Challenge Industries Limited dated December 20, 2000 that relates to the separation of Fletcher Challenge Building from the Fletcher Challenge Group under section 236 of the Companies Act 1993 (New Zealand). This Agreement includes a plan of arrangement under which Fletcher Challenge Building shareholders exchanged their Fletcher Challenge Building shares for shares in Fletcher Building Limited on a one for one basis. Under this Agreement, we transferred to Fletcher Building Limited the operations, assets and liabilities properly attributable to Fletcher Challenge Building in consideration for the transfer to us of all the shares in Building Holdings Limited (the Fletcher Building Limited subsidiary which then held all the Fletcher Challenge Building shares) and a cash payment equal to the sum of:

      - the Fletcher Challenge Group debt attributed to Fletcher Challenge Building;

      - an amount sufficient to purchase New Zealand Government treasury securities sufficient to defease the Fletcher Challenge Industries Limited capital notes attributed to Fletcher Challenge Building (except to the extent that Fletcher Challenge Industries Limited was released from its obligations under those capital notes or Fletcher Building Limited replaced certain of those capital notes with new capital notes issued by it);

      - Fletcher Challenge Building's share of the total costs of dismantling Fletcher Challenge Limited's targeted share structure; less

      - the amount of the cash payment to be made by Fletcher Challenge Energy for tax assets attributed to Fletcher Challenge Building which were transferred to Fletcher Challenge Energy.

  (b) The Arrangement Agreement between us, Shell Overseas Holdings Limited (Shell), Apache Corporation and Fletcher Challenge Industries Limited dated October 10, 2000 that relates to the sale of Fletcher Challenge Energy to Shell and Apache Corporation implemented under section 236 of the Companies Act 1993 (New Zealand). This Agreement includes a plan of arrangement under which Fletcher Challenge Energy shareholders exchanged their Fletcher Challenge Energy shares for:

      -     US$3.55 in cash for each Fletcher Challenge Energy share held;

      - one ordinary share in Rubicon Limited for each Fletcher Challenge Energy share held; and

      - one entitlement to a share in Capstone Turbine Corporation for every 70 Fletcher Challenge Energy shares held.

      Under this Agreement, we transferred to Shell and Apache the operations, assets and liabilities properly attributable to Fletcher Challenge Energy in consideration for the transfer to us of all the shares in Exploration

      Holdings Limited (the Shell subsidiary which then held all the Fletcher Challenge Energy shares) and a cash payment equal to the sum of:

      -     the Fletcher Challenge Group debt attributed to Fletcher Challenge
            Energy;

      - an amount sufficient to purchase New Zealand Government treasury securities sufficient to defease the Fletcher Challenge Industries Limited capital notes attributed to Fletcher Challenge Energy;

      - Fletcher Challenge Energy's share of the total costs of dismantling Fletcher Challenge Limited's targeted share structure; and

      - the amount of the cash payment to be made by Fletcher Challenge Energy for tax assets to be received by Fletcher Challenge Energy which were previously attributed to Fletcher Challenge Building and Fletcher Challenge Forests.

  (c) The Arrangement Agreement between us, Norske Skogindustrier ASA (Norske
      Skog) and Fletcher Challenge Industries Limited dated April 3, 2000 that relates to the sale of Fletcher Challenge Paper to Norske Skog implemented under section 236 of the Companies Act 1993 (New Zealand). This Agreement includes a plan of arrangement under which Fletcher Challenge Paper shareholders exchanged their Fletcher Challenge Paper shares for $2.50 per share.

      Under this Agreement, we transferred to Norske Skog the operations, assets and liabilities properly attributable to Fletcher Challenge Paper in consideration for the transfer to us of all the shares in Konrad Holdings Limited (the Norske Skog subsidiary which then held all the Fletcher Challenge Paper shares) and a cash payment equal to the sum of:

      - the Fletcher Challenge Group debt and Fletcher Challenge Industries Limited capital notes in each case attributed to Fletcher Challenge Paper; and

      - Fletcher Challenge Paper's share of the total costs of dismantling Fletcher Challenge Limited's targeted share structure.

  (d) The Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between us and Fletcher Challenge Paper Limited. Certain assets and liabilities attributed to divisions of Fletcher Challenge Limited which were separated from Fletcher Challenge Limited were not held by companies that were transferred with the relevant division. These included specified assets and liabilities held in one division that were properly attributable to another division but were not transferred prior to separation. Further, certain assets and liabilities that were properly attributable to a departing division were held by Fletcher Challenge Limited corporate companies that remained with us. The Deed addresses the second of these features by documenting a mechanism whereby the economic benefit of such assets is received, and responsibility for such liabilities assumed, by the division to which those assets or liabilities are properly attributed until those assets or liabilities are actually transferred. This mechanism will continue to operate for those assets and liabilities that are unable to be transferred.

  (e) The Deed of Accession dated December 20, 2000 between Fletcher Challenge Building Limited and us by which Fletcher Challenge Building Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us.

  (f) The Deed of Accession dated October 10, 2000 between Energy International Holdings Limited and us by which Energy International Holdings Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us.

  (g) The Assignment Agreements for the Penrose Complex leased between us and Fletcher Building Limited. These associated agreements provided for the assignment and transfer of the lease for the Penrose Complex from us to Fletcher Building Limited for a price of $1.00, effective as from the separation of Fletcher Challenge Building.

  (h) The Underwriting Agreement dated October 10, 2000 between us, Fletcher Challenge Industries Limited, Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited pursuant to which the Credit Suisse companies agreed to provide to us with certain advisory and other services in connection with the rights offering of up to 1,709,015,794 new preference shares to holders of Fletcher Challenge Forests Ordinary Shares. Under this Agreement, the underwriters committed to subscribe for, or cause to be subscribed for, any shortfall in the subscription for the preference shares offered under the rights offer. The underwriting agreement also contained a put option whereby Credit Suisse First Boston NZ Securities Limited was entitled to require Rubicon Limited to acquire on a pro rata basis up to 40% of any outstanding shares taken up by the underwriters up to maximum of commitment of $170 million. Rubicon Limited also had a call option to cause Credit Suisse First Boston NZ Securities Limited to sell these shares to Rubicon Limited. The percentage of shares subject to these Options was reduced depending on the amount of the commitments obtained by the underwriters from third parties to subscribe for shares from the shortfall. We agreed to pay to the underwriters a commission equal to 2% of the aggregate commitment and a management fee equal to 1% of the aggregate subscription.

  (i) The Deed of Indemnity dated December 15, 2000 between us, Fletcher Challenge Industries Limited, Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited to indemnify the Credit Suisse companies in their capacity as underwriters of the Fletcher Challenge Forests rights issue undertaken in December 2000. The indemnity would have applied in circumstances where the dismantling of Fletcher Challenge Limited's targeted share structure was not achieved and related to payments that Rubicon Limited would have otherwise been required to pay.

  (j) The Subscription Agreement dated March 23, 2001 between us and Rubicon Limited relating to the placement of 75 million Ordinary Shares and 150 million Preference Shares to Rubicon Limited. The purchase price for each of the shares was $0.40 per share being, in aggregate, $90 million.

  (k) The Sale and Purchase Agreement dated as of March 23, 2001 relating to the sale and purchase of certain shares, assets and business between us, Rubicon Limited and Fletcher Challenge Forests Industries Limited. Under the Sale and Purchase agreement, we sold to Rubicon Limited for $80 million our biotechnology assets and rights to all related intellectual property and our South American forests operations including our:

      - interest in 31.67% of ArborGen, a forestry biotechnology joint venture with International Paper, Westvaco and Genesis Research and Development Corporation;

      -     Radiata pine and Eucalyptus clonal development business;

      - "Trees and Technology" business including tree stock production and tree improvement research facilities in the Bay of Plenty in New Zealand and related intellectual property rights;

      -     2.95% shareholding in Genesis Research and Development Corporation;

      - intellectual property rights in relation to a EST database relating to gene mapping of commercial forestry species; and

      - South American forests operations and related intellectual property rights.

      Legal title to certain of the assets has not yet been transferred. During 2001-02, we paid Rubicon Limited $7 million in full and final settlement of all claims in respect of the separation process, including the obligation to make a fund of US$10 million available to Rubicon to meet such claims. We hold the assets in trust for Rubicon Limited until the title is transferred. As part of such payment Rubicon Limited has waived any right to make any further claims against us for any failure to complete the transfer of title.

      Under the Sale and Purchase Agreement, the employees previously employed by us in relation to the activities sold have transferred to Rubicon Limited.

      We have also given undertakings not to compete with Rubicon Limited in relation to the supply of goods or services of the type provided by the business sold to Rubicon Limited for a specified period.

      As a condition of entry into of this Agreement, we have also entered into a strategic relationship agreement with Trees & Technology Limited, a subsidiary of Rubicon Limited, under which Trees & Technology Limited will supply to us tree stock and product development services from the facilities previously owned by us. The terms of that agreement is up to 10 years. As part of these agreements we have also, in our capacity as manager of the

      Central North Island Forest Partnership, entered into a management agreement with Trees & Technology Limited to manage the Te Ngae tree nursery owned by the Partnership.

  (l) The arrangement deed relating to the redemption and novation of the Fletcher Challenge Industries Limited Capital Notes entered into between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001, including the plan of arrangement relating to the capital notes, which relates to the proposed arrangement under section 236 of the Companies Act 1993 (New Zealand) for the novation of approximately 35% of the existing Fletcher Challenge Industries Limited Capital Notes (excluding the March 2001 Fletcher Challenge Industries Limited Capital Notes) to Fletcher Building Limited and the redemption of the balance of those Fletcher Challenge Industries Limited Capital Notes.

  (m) The amended and restated trust deed between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001 constituting the Fletcher Challenge Industries Limited Capital Notes that Fletcher Building Limited assumed by novation from Fletcher Challenge Industries Limited and the new Fletcher Building Capital Notes.

  (n) The Deed relating to Energy Division separation dated October 10, 2000 between us, Energy International Holdings Limited and Fletcher Challenge Building Limited. This agreement is primarily concerned with the treatment of liability for withholding taxes of Fletcher Challenge Oil and Gas, Inc. and Fletcher Challenge Limited that arose or may arise under a sale agreement dated July 7, 2000 between Fletcher Challenge Industries Canada Inc., Fletcher Challenge Limited and Fletcher Challenge Oil and Gas, Inc. This agreement served to clarify that under the amended and restated deed relating to assets and liabilities, any liability for withholding tax (or any penalties and interest relating to withholding tax) of Fletcher Challenge Limited or Fletcher Challenge Oil and Gas, Inc. under the July 7 agreement shall be treated as a liability of Norske Skog Tasman Limited, the successor to Fletcher Challenge Paper. Only in the event that we were unable to establish this clarification would we bear any responsibility for these liabilities. In that case, any liability would be shared equally with the successors to the Paper Division, Building Division, Forests Division and the Energy Division of Fletcher Challenge Limited, or failing that, would be shared equally with the successors to the Building Division, Energy Division and the Forests Division of Fletcher Challenge Limited.

      This agreement further clarifies that any liability of Fletcher Challenge Limited or Fletcher Challenge Oil and Gas, Inc. under the July 7 agreement other than withholding tax (or any penalties and interest relating to withholding tax) shall be a liability of the successor of the Energy Division.

  (o) The Supply Agreement between us and Fletcher Building Products Limited dated February 28, 2001 relating to the supply of fiber. This agreement, which has a term of 20 years absent termination by the parties pursuant to a material breach by, or liquidation of, or a receiver being appointed or about to be appointed for one of the parties, provides that Fletcher Building Products Limited is unconditionally entitled to 100,000 m3 per year of certain wood fibers from us and is conditionally entitled to a further 100,000 m3 per year of the same wood fiber subject to availability and prior notice of an intent to purchase the additional entitlement. Supply of this fiber is also subject to three pre-existing supply agreements that represent an aggregate commitment from Fletcher Challenge Forests Limited of 415,000 m3 of logs per year and 70,000 m3 of fiber per year. The price of the fiber is to be determined by reference to a third-party survey of world pulp log prices, as adjusted by a formula established in the agreement that is designed to compensate for the differences between pulplogs and fiber.

  (p) The debt funding arrangement for the secured senior credit facility for up to US$200 million dated March 23, 2001. Pursuant to this facility, we and those of our subsidiaries who have entered into a composite debenture and cross guarantee (together, the "Obligors") have restrictions imposed in relation to the following transactions:

      (i) SECURITY INTERESTS: No Obligor may create or permit to exist any security interest over its assets other than permitted security interests which include, among other things:

            - security interests arising by operation of law in the ordinary course of business;

            -     rights of set-off arising in the ordinary course of business;
                  and

            - security interests securing debt in an amount not exceeding NZ$10 million.

      (ii) LIMITATION ON ASSET DISPOSITIONS: No Obligor may, by one or more transactions during any 12 month period, dispose of assets the book value of which when taken together exceeds more than 10 per cent of our total assets (other than assets disposed of in the ordinary course of business, disposals to another Obligor, the payment of cash or any disposal by Fletcher Challenge Forests Finance Limited of its holding of second - ranking junior debt from the Central North Island Forest Partnership).

      (iii) APPLICATION OF PROCEEDS OF ASSET SALES: Proceeds of any sale of assets in excess of US$20 million received by us (which are not otherwise applied or the payment of cash) or any disposal by Fletcher Challenge Forests Finance Limited of its holding of second
            - ranking junior debt from the Central North Island Forest Partnership, must be applied to reduce the term loan facilities unless used for capital expenditure, the purchase of assets for use in our business or as a deposit under the facility for exchange rate fluctuations.

      (iv) LIMITATION ON AFFILIATE TRANSACTIONS: No Obligor may enter into certain affiliate transactions. For example, it may not:

            - dispose of any of its assets to any subsidiary who is not an Obligor (an "Other Subsidiary") other than on an arm's length basis and for fair market value;

            - provide any service to an Other Subsidiary (including the surrender of the benefit of any deduction or credit for tax purposes) other than in a bona fide transaction on an arm's length basis and for consideration it considers fair; or

            - make any loan or provide any other financial accommodation to, or give a guarantee of any indebtedness of, any Other Subsidiary.

            This prohibition does not include any permitted dividends (as discussed in paragraph (vi) below), the performance in the ordinary course of business of certain joint venture and partnership arrangements, the performance by Fletcher Challenge Forests Finance Limited of its obligations to manage the business of the Central North Island Forest Partnership or the surrender of the benefit of any deduction or credit for tax purposes relating to any period prior to the effective date of the separation.

      (v) LIMITATION ON INVESTMENTS: No Obligor can invest in any interest in the capital or debt of any person other than another Obligor or if the investment is a bank deposit or high-grade short term money market instrument. This restriction does not apply to any non-recourse on-loan made to one of our subsidiaries or any investment made from the proceeds of excess cash flow or the issue of new securities, the proceeds of which are not required to mandatorily prepay the term loan facilities.

      (vi) LIMITATION ON DIVIDENDS AND CAPITAL DISTRIBUTIONS: Each Obligor is prohibited from making any distribution, redeeming or acquiring its own shares or giving any financial assistance, directly or indirectly, to any person for the purpose of purchasing its own shares or shares in its holding company. This prohibition does not include a distribution made by one Obligor to another.

      (vii) LIMITATION ON MERGERS: No Obligor may amalgamate or merge with any other person unless:

            - that person assumes the obligations of the relevant company under the facility agreement and security documents;

            - no event of default has occurred or would occur as a consequence of the amalgamation;

            - the core business of that person is substantially the same as our existing core business; and

            -     the successor company is incorporated in New Zealand.

            This provision does not prevent the merger of two or more solvent Obligors.

     (viii) CHANGE OF BUSINESS: Each Obligor is prohibited from making any alteration to the nature of its business which would constitute a material alteration to our business.

      (ix) MATERIAL CONTRACTS: Neither we nor any of our subsidiaries may amend or vary (in any material respect), or consent to any such amendment or variation, any material contract, nor may we avoid, terminate or otherwise repudiate any material contract where this is likely to have a material adverse effect. For this purpose, material contract means:

            -     the Assets and Liabilities Deed;

            -     the Norske Skog Inter-division Agreement;

            - the inter-division arrangement entered between Fletcher Challenge Forests Limited (now Fletcher Challenge Forests Finance Limited) and Fletcher Challenge Building Division (now Fletcher Building Limited); and

            - the fiber supply agreement dated July 28, 2000 between Fletcher Challenge Forests Limited (now Fletcher Challenge Forests Finance Limited), Fletcher Challenge Forests (Manufacturing) Limited and Norske Skog Tasman Limited, as amended.

      (x)   RESTRICTION ON DEBT: We may not at any time permit the aggregate:

            - principal amount of debt secured by all permitted security interests (as discussed in paragraph (i) above) to exceed 2.5% of our total assets; and

            - amount of all debt incurred by the Obligors to exceed 5% of our total assets.

      (xi) MANDATORY PREPAYMENTS: We must repay the term loan facilities from the following proceeds received:

            - SALE OF ASSETS: Where we receive US$20 million or more from the sale of any assets and there is any amount remaining after the proceeds have been applied in accordance with paragraph
                  (iii) above. If, however, we sell all or substantially all of our assets all loans must be repaid in full;

            - INSURANCE PROCEEDS: If we receive insurance proceeds in excess of NZ$2 million which are not subsequently applied to replace or repair assets in accordance with the terms of the security;

            - DEBT AND EQUITY SECURITIES: All proceeds received from the issue of debt securities and 25% of proceeds received from the issue of equity securities; and

            - EXCESS CASH FLOW: 25% of our excess cash flow for a financial year.

      (xii) FINANCIAL COVENANTS: We have undertaken to be subject to Financial Covenants relating to gearing ratio, interest cover ratio and minimum net tangible assets, each to be tested against our consolidated financial information at quarterly intervals with a first test date of December 31, 2001. In addition we must ensure at all times that the total consolidated assets and revenues of all Obligors are at least 90% of the total assets and revenues of our consolidated group. Since the initial drawing of the facility on March 23, 2001 we have identified that both Earnings before Interest and Taxation and Total Tangible Assets of Restricted Subsidiaries represent less than the minimum required 90% of our consolidated Earnings before Interest and Taxation and Total Tangible Assets respectively. We have communicated with the Facility Agent and requested a waiver of this requirement and that the Facility be amended. The Facility Agent has indicated a willingness to grant an amendment subject to agreement by all members of the banking syndicate being satisfied that their security has not been materially affected. Such agreement is expected to be given. If the banking syndicate do not grant a waiver, the Facility Agreement allows them to cancel the facility and require immediate repayment of all outstanding amounts. We do not expect cancellation of the Facility or that the consequences of this issue will be material.

  (q) The agreement between Fletcher Challenge Forests Industries Limited (FCF) and Tasman Pulp and Paper Company Limited (TPP) dated October 5, 1999 records certain agreements between Fletcher Challenge Limited's Forests Division and Fletcher Challenge Limited's Paper Division which impact on TPP. The agreement records that FCF is required to make available for supply to Fletcher Challenge Limited's Building Division and TPP not less than 600,000 m3 of pulplogs, pulpwood and arisings or thinnings per year. Under the agreement, TPP is entitled to 400,000 m3 per year of that commitment, in perpetuity, with Fletcher Challenge

      Limited's Building Division entitled to the balance. (TPP's entitlement has subsequently been reduced to 300,000 m3 per year). If either purchaser does not take its entitlement in any year, the excess is made available to the other. If there is insufficient pulpwood to meet both purchasers' entitlements, then the available volume will be divided pro rata based on their entitlements. The price of the pulpwood will, where not covered by specific contracts, be as established in three other contracts dating from 1963, 1965 and 1995. FCF also undertakes to supply TPP with up to 100% of sawmill chips produced at particular FCF operations at prices similar to those established in the 1995 contract adjusted for freight costs and up to 100% of shavings and sawdust at market prices. The agreement also contains an acknowledgement by TPP that FCF may manage its forests and those of the CNIF Partnership on an exact equivalent basis, provided that this does not prejudice TPP's supply commitments and there is not greater cost to TPP. TPP may, if it does suffer prejudice, request supply from alternative sources or require the payment of damages.

  (r) The supply agreement between Fletcher Challenge Forests Industries Limited
      (FCF) and Tasman Pulp and Paper Company Limited (TPP) dated March 15, 2000 relates to the supply of Eucalyptus pulplogs by FCF to TPP. TPP will purchase 40,000 m3 of Eucalyptus pulplogs from FCF each year for five years commencing on July 1, 2004. The contract will continue to June 30, 2009 unless terminated by the parties, subject to notice requirements, for unremedied breach of its terms, insolvency, or for ongoing delay for certain reasons constituting force majeure. The price to be paid for the Eucalyptus pulplogs will be determined by the parties in the month prior to each quarter. The price will be determined based on the export price for Eucalyptus chips at Mount Maunganui adjusted to approximate an export price for Eucalyptus pulplogs at Kawerau as per an agreed formula taking into account transport and storage costs, etc. An independent expert's decision will be binding in the event of disagreement as to price.

  (s) The backup agreement dated July 28, 2000 between Fletcher Challenge Forests Industries Limited (FCF), Fletcher Challenge Forests (Manufacturing) Limited and Norske Skog Tasman Limited, under which FCF agreed to supply fiber to Norske Skog Tasman Limited under the terms of the Tasman contracts where the CNIF Partnership has not consented to Norske Skog Tasman Limited remaining a party to the Tasman contracts after the sale of Fletcher Challenge Limited's Paper Division. FCF's commitment under this agreement is to supply up to 500,000 m3 of pulpwood per year to Norske Skog Tasman Limited for each of the years ending March 31, 2001 to 2005 (falling to 400,000 m3 for each of the years ending March 31, 2006 to 2030 when the contracts expire). The terms of supply are substantially similar to the Tasman contracts.

      See "Item 19. Exhibits" of this annual report.


EXCHANGE CONTROLS

      There are no regulatory limitations on New Zealand companies or other organizations borrowing money in New Zealand or overseas. There are no restrictions on the holding of notes (other than those which convert to equity capital) of New Zealand companies.

      The Reserve Bank of New Zealand (the "Bank") is authorized under the Reserve Bank of New Zealand Act 1989 to deal in foreign exchange. The Treasurer of the New Zealand Government may, for the purpose of influencing the exchange rate or exchange rate trends, direct the Bank to deal in foreign exchange within guidelines prescribed by the Treasurer. The Treasurer may also fix exchange rates for foreign exchange dealing by the Bank.

      The Governor of the Bank has the authority to temporarily suspend the dealing by registered banks in any foreign exchange or certain kinds of foreign exchange to avoid disorder in the foreign exchange market.

      Most foreign exchange dealing is undertaken through registered banks, although there is no legal impediment preventing any person or corporation dealing in foreign exchange other than any temporary restriction imposed by the Governor of the Bank.

OVERSEAS INVESTMENT REGULATIONS

      Under the Overseas Investment Regulations 1995 (New Zealand) (the "Regulations"), the prior consent of the Treasurer of the New Zealand Government (and if necessary the Minister of Lands) (acting through the Overseas Investment Commission) is required for an acquisition by an "Overseas Person" (as defined in the Regulations) of our shares, if as a result of that acquisition:

      (a) the Overseas Person will have a beneficial entitlement to or interest in 25% or more of our shares;

      (b) if the Overseas Person already has a beneficial entitlement to or interest in 25% or more of our shares, the Overseas Person will have an increased beneficial entitlement to or interest in our shares;

      (c) the Overseas Person will have the right to exercise or control the exercise of 25% or more of the voting power at a meeting of Fletcher Challenge Forests;

      (d) if the Overseas Person already has the right to exercise or control the exercise of 25% or more of the voting power at a meeting of Fletcher Challenge Forests, the Overseas Person will have an increased right to exercise or control the exercise of the voting power at a meeting of Fletcher Challenge Forests; or

      (e) the Overseas Person will be able to appoint or control the appointment of 25% or more of our Board of directors.

      For the purposes of the Regulations an Overseas Person is defined as:

      (a) any person who is not a New Zealand citizen and who is not ordinarily resident in New Zealand;

      (b) any company or body corporate that is incorporated outside New Zealand or a subsidiary of any company or body corporate incorporated outside New Zealand;

      (c) any company within the meaning of the Companies Act 1993 (New Zealand) in which:

            (i) 25% or more of any class of shares is held by an Overseas Person or Persons; or

            (ii) the right to exercise or control the exercise of 25% or more of the voting power at any meeting of the company is held by an Overseas Person or Persons; or

      (d) any nominee of an Overseas Person, whether or not the nominee is also an Overseas Person.

      Our constitution does not impose any limitations on the rights of non-resident or foreign owners to hold our shares.

      We are an Overseas Person under the Regulations. The Regulations apply to, and impose certain restrictions on, a New Zealand company which is an Overseas Person. Accordingly, as we are an Overseas Person, we are required to obtain the approval of the Treasurer (and if necessary, the Minister of Land) prior to certain transactions involving:

      - the acquisition of shares (or certain other securities) in a New Zealand company as set out above where the value of the shares or other securities, or the value of the assets of the issuer of the shares or other securities (or the issuer and its subsidiaries) exceeds $50 million; or

      - the acquisition of property in New Zealand used in carrying on business where the total value of the consideration exceeds $50 million; or

      -     the acquisition of interests in certain specified types of land.

      We do not believe our status as an Overseas Person materially affects our business.

DISCLOSURE OF INTERESTS IN FLETCHER CHALLENGE FORESTS LIMITED

      Part II of the Securities Amendment Act 1988 (New Zealand) imposes an obligation on any "substantial security holder" in Fletcher Challenge Forests to give notice of that fact to us, to the New Zealand Stock Exchange and any other stock exchange on which our securities may be listed. The notice must be given as soon as the person knows, or ought to know, that the person is a substantial security holder of Fletcher Challenge Forests. A "substantial security holder", in this context, means a person who has a "relevant interest" in 5% or more of the total number of our voting securities. The voting securities of Fletcher Challenge Forests include our shares and the related class of ADSs. A person has a "relevant interest" in a voting security in a very wide range of circumstances. For example, generally, indirect or implied control in holdings of associated persons are taken into account in determining relevant interests.

      The form of the notice is prescribed and must contain certain prescribed information. The notice must be accompanied by a copy of each contract, agreement, deed, or instrument pursuant to which a relevant interest arises.

      Substantial security holders must also notify us, and any stock exchange on which our securities are listed, where the total number of voting securities in which the substantial shareholder has a relevant interest increases or decreases by more than 1 % of the total number of voting securities issued by us at the time, or if there is any change in the nature of its relevant interest.

      Under the Australian Stock Exchange Listing Rules, the Board must not prevent the registration of shares. However, the Board may ask for a "holding lock" to prevent the transfer, or refuse to register a transfer in the following circumstances:

      -     we have a lien on the shares;

      - we are served with a court order restricting the shareholder's ability to transfer the shares;

      -     registration would breach an Australian law; or

      -     the transfer does not comply with an employee incentive scheme.


POWER TO REFUSE TO REGISTER

      The Board may decline to register any transfer of shares where: we have a lien on any of the shares; the instrument of transfer is not accompanied by the certificate (if any) for the shares to which it relates or other evidence as the Board may require to show the right of the transferor to make the transfer; registration, together with the registration of any further transfer then held by us and awaiting registration, would result in the proposed transferee holding shares of less than a minimum holding of any class of shares, provided that the Board resolves to exercise this power to refuse registration within 30 working days after receipt of the relevant transfer and notice of the resolution is sent to the transferor and to the transferee within five working days of the resolution being passed by the Board.

TAXATION

      This section describes the material United States federal income and New Zealand tax consequences of owning shares or ADSs. The United States Taxation subsection applies to you only if you hold your shares or ADSs as capital assets for tax purposes. The United States Taxation subsection does not apply to you if you are a member of a special class of holders subject to special rules, including:

      -     a dealer in securities;

      - a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

      -     a tax-exempt organization;

      -     a life insurance company;

      -     a person liable for alternative minimum tax;

      - a person that actually or constructively owns 10% or more of our voting stock;

      - a person that holds shares or ADSs as part of a straddle or a hedging or conversion transaction; or,

      -     a person whose functional currency is not the US dollar.

      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the laws of New Zealand all as currently in effect, as well as on the Convention between the United States of America and New Zealand for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, which we refer to as the "Treaty." These laws are subject to change, possibly on a retroactive basis. In addition, this section is based in part upon the representations of the Depositary and the assumption that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms.

      You are a "U.S. holder" if you are a beneficial owner of shares or ADSs and you are:

      -     a citizen or resident of the United States;

      -     a domestic corporation;

      - an estate whose income is subject to United States federal income tax regardless of its source;

      or,

      - a trust, if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.
________________________________________________________________________________

      YOU SHOULD CONSULT YOUR OWN TAX ADVISER REGARDING THE UNITED STATES FEDERAL, STATE AND LOCAL AND THE NEW ZEALAND AND OTHER TAX CONSEQUENCES OF OWNING AND DISPOSING OF SHARES OR ADSS IN YOUR PARTICULAR CIRCUMSTANCES.
________________________________________________________________________________

      This discussion addresses only United States federal income taxation and New Zealand income taxation, goods and services tax and stamp and gift duties.

NEW ZEALAND TAXATION

      This brief summary of the New Zealand taxes to which United States holders of ADRs are subject is not exhaustive and holders of ADRs are advised to satisfy themselves as to the overall tax consequences of their acquisition and ownership of the ADRs by consulting with their own tax advisers. Except as otherwise noted, the statements of New Zealand tax laws are based on the laws in force as of the date of this annual report and are subject to any changes in New Zealand law, including any changes in any double taxation convention between the United States and New Zealand, occurring after that date.

      "Dividends" are widely defined under New Zealand law and include most distributions to shareholders, including, subject to exceptions, bonus issues and returns of capital. The exceptions for bonus issues and returns of capital are commonly advised to shareholders at the time of distribution to shareholders, when the possible imposition of withholding taxes needs to be determined.

   NON-RESIDENT WITHHOLDING TAX

      New Zealand imposes non-resident withholding tax ("NRWT") upon dividends paid on shares in a New Zealand resident company to any person not resident in New Zealand. To the extent determined to be applicable, NRWT will be deducted by Fletcher Challenge Forests and the tax so deducted is a final New Zealand tax on the dividend. Dividends paid on shares in Fletcher Challenge Forests to our shareholders, including ADR holders, resident in the United States for the purposes of the Treaty, subject to the qualification noted below in relation to permanent establishments or fixed bases, will be subject to a NRWT rate limited to 15% of the gross dividend amount. If the beneficial owner of the dividends has a permanent establishment or a fixed base in New Zealand and the holding of the shares is effectively connected with that permanent establishment or fixed base, the limitation on New Zealand's right to tax the dividends does not apply.

   IMPUTATION CREDITS

      New Zealand operates a full imputation credit system of company taxation. Under the dividend imputation system, tax paid by a New Zealand company gives rise to credits (known as imputation credits) which can be attached to dividends paid by the company and used by shareholders to offset New Zealand income tax liability for such dividends. Imputation credits attaching to dividends paid to non-resident shareholders cannot be utilized to offset the liability to pay New Zealand NRWT. However, a New Zealand company paying dividends with full imputation credits attached to non-resident shareholders may receive an income tax credit from the Inland Revenue Department. The credit must be used by the company in paying a supplementary dividend to those non-resident shareholders so that they will receive an amount equal to the initial dividend and the supplementary dividend net of NRWT.

   DIVIDEND WITHHOLDING PAYMENT CREDITS

      As part of the imputation credit regime, New Zealand resident companies receiving dividends from overseas are usually required to deduct an amount from the dividends. The amount deducted is known as a dividend withholding payment ("DWP"). Amounts of DWP deducted and paid to the Inland Revenue Department give rise to a DWP credit which may be attached to dividends paid to shareholders and become a credit against the NRWT liability applicable to the dividends. To the extent a liability does not exist, the excess DWP tax credit can be claimed as a cash refund from the Inland Revenue Department.

   CONDUIT TAX RELIEF AMOUNTS

      New Zealand resident companies can also elect to obtain relief from taxation on certain types of foreign income derived from controlled foreign companies, to the extent of the percentage of non-resident shareholding in the New Zealand resident company. This is known as conduit tax relief. A New Zealand resident company which has benefited from conduit tax relief may pass the benefit of that tax relief on to its non-resident shareholders by way of an additional dividend paid in conjunction with a normal dividend. Both the additional dividend and the normal dividend are subject to NRWT.

      We have not paid a dividend since the 1997-98 financial year, and will not be paying a dividend for the 2001-02 financial year. Our directors will establish a policy for attaching tax credits for dividends when the company returns to paying dividends. Any policy that we adopt may be subsequently changed by us, at any time.

      The tax consequences to United States investors will depend on the dividend policy that the Board of Fletcher Challenge Forests adopts for any payment.

   GAINS ON SHARE SALES

      There is no capital gains tax as such in New Zealand, although certain categories of profits on share sales are subject to income tax. Any gains derived from:

      (a)   the sale of shares sold as part of a share investment business;

      (b)   the sale of shares sold as part of the business of share dealing;

      (c) the sale of shares where the shares are acquired for the dominant purpose of selling or otherwise disposing of them; or

      (d) the carrying on or the carrying out of any undertaking or scheme entered into or devised for the purpose of making a profit;

will be liable to New Zealand income tax. The right of New Zealand to tax such income may be limited in certain instances by the provisions of the Treaty.

   STAMP DUTY

      Stamp duty is not imposed in New Zealand.

   GIFT DUTY

      Gift duty is payable in respect of any gift of shares in a company incorporated in New Zealand, whether the donor is domiciled in New Zealand or not, where the value of the gift, or aggregate gifts within any 12 calendar months, exceeds $27,000.

   GOODS AND SERVICES TAX

      The issue, transfer or other disposition of shares is an exempt supply for goods and services tax purposes (goods and services tax is a form of value-added tax).

UNITED STATES TAXATION

      In general, and taking into account the earlier assumptions, for United States income tax purposes, if you hold ADRs evidencing ADSs, you will be treated as the owner of the shares represented by those ADSs. Exchanges of shares for ADSs, and ADSs for shares, generally will not be subject to United States federal income tax.

   TAXATION OF DIVIDENDS

      Under the United States federal income tax laws, if you are a United States holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). This includes any supplementary dividend or any additional dividends that we may elect to distribute to shareholders not tax resident in New Zealand, as explained in the New Zealand Taxation subsection. Withholding tax is deducted from the ordinary dividend, any supplementary dividend and any additional dividend. You should include any supplementary dividend and any additional dividends and New Zealand tax withheld from the dividend payments in this gross amount even though you do not in fact receive the withholding tax. Any dividend is ordinary income that you must include in income when you, in the case of shares, or the Depository, in the case of ADSs, receive the dividend, actually or constructively. Any such dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a United States holder will be the US dollar value of the New Zealand dollar payments made, determined at the spot New Zealand dollar/US dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares or ADSs and thereafter as capital gain. We do not undertake, nor do we intend, to advise United States investors as to whether any particular distribution constitutes a dividend or a return of capital for United States tax purposes.

      Subject to certain limitations, the New Zealand tax withheld in accordance with the Treaty and paid over to New Zealand should be creditable against your United States federal income tax liability. However, it is not certain that withholding tax deemed paid from a supplementary dividend will be creditable, because that tax may not be considered withheld or may be considered a non-creditable subsidy.

      Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

   TAXATION OF CAPITAL GAINS

      If you are a United States holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your shares or ADSs. Capital gain of a non-corporate United States holder is generally taxed at a maximum rate of 20% where the property is held more than one year.

The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

DIVIDENDS AND PAYING AGENTS

   SHARE REGISTRIES AND PAYING AGENTS;

           In New Zealand      Computershare Investor Services Limited
                               Private Bag 92 119
                               Auckland
                               New Zealand

                               Level 2, 159 Hurstmere Road, Takapuna
                               Auckland

           In Australia        Computershare Investor Services Pty Limited
                               GPO Box 7045
                               Sydney, NSW 2001
                               Australia

                               Level 3, 60 Carrington Street
                               Sydney, NSW 2000

           In North America    Citibank N.A. Depositary Receipts Services
                               20th Floor (zone 7), 111 Wall Street
                               New York, NY 10005
                               USA

DOCUMENTS ON DISPLAY

      A copy of our constitution and copies of the material contracts referred to in this annual report are filed as exhibits to this annual report or incorporated by reference. See "Item 19. Exhibits".

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

      We are exposed to a variety of market risks, including the effects of changes in currency exchange rates, interest rates, and commodity prices. In the normal course of business we also face certain risks that are either non-financial or non-quantifiable, including country, credit and legal risks. These risks are not covered in the following discussion.

      Following on from separation from the Fletcher Challenge Limited Group in March 2001, we adopted a new Treasury policy and a new functional currency (NZ dollar replacing US dollar). This policy provided for a transition period during which the policy limits set to manage interest rate and exchange rate exposures and to achieve the desired currency mix of debt could be progressively achieved.

      We use derivative financial instruments in the management of financial exposures to reduce market risk. There have been no material changes in the interest rate, currency exchange rate exposure or commodity price risks, or the method of managing those risks in 2001-02. On July 1, 2000, the Company adopted SFAS 133. See "Item 5. Operating and Financial Review and Prospects - Operating Results - Recently Issued Accounting Standards".

      Our Treasury Policy specifically prohibits the use of derivative financial instruments for trading or speculative purposes. All derivative financial instruments are held to hedge risk on underlying assets, liabilities, sales or purchases. Leveraged derivatives, are not currently used.

INTEREST RATE EXPOSURE

      We manage interest rates within an established ratio of fixed rate to floating rate and target a position in the range which is reviewed every calendar quarter, depending upon underlying interest rate exposures and economic conditions. The Treasury Policy permitted a period of twelve months, following our initial debt draw-down, to reach the position in range established for the new debt facilities, during which time interest rate swaps and/or FRA's were entered into to achieve the required interest rate profile.

      The floating interest rate exposures are referenced to both US dollar LIBOR rates and NZ dollar Bid Settlement Rates (Reuters BKBM). Fixed interest rate exposures are referenced to a policy defined mix of two and three year US dollar and NZ dollar swap rates.

      The table below summarizes information on instruments that are sensitive to interest rate movements. The hypothetical change in the fair value is based on a 1 percentage point instantaneous decrease in interest rates across the yield curve on all currencies existing as at June 30, 2002 and June 30, 2001. Any instrument with an interest rate reset or a maturity of less than one year is classified as floating.

                            INTEREST RATE SENSITIVITY

                                                                       HYPOTHETICAL CHANGE IN
                                                                        FAIR VALUE WITH A 1%
                                                                        DECREASE IN INTEREST
NZ$ MILLIONS                      FACE AMOUNT         FAIR VALUE                RATES
------------                      -----------         ----------       ----------------------
                                            AS AT JUNE 30, 2002 ASSET/(LIABILITIES)
Debt  -  Floating (USD)              (149)              (149)                      0
         Floating (NZD)              (115)              (115)                      0
      -  Fixed    (NZD)                (5)                (6)                      0
Deposits          (USD / NZD)          22                 22                       0
Interest Rate Swaps                  (162)                 0                      (3)

                                            AS AT JUNE 30, 2001 ASSET/(LIABILITIES)
Debt  -  Floating (USD)              (369)              (369)                      0
      -  Fixed    (NZD)                (5)                (6)                      0
Deposits          (USD / NZD)          51                 51                       0

--------------
See definition of the "Face Amount" in "Fair Values and Face Amounts" below.

      The use of the sensitivity analysis in the above and following tables to quantify the market risk of financial instruments should not be construed as an endorsement of the accuracy of the related assumptions.

CURRENCY EXCHANGE RATE EXPOSURE

   BALANCE SHEET RISK

      It is our policy to manage currency exchange rate exposure to ensure that changes in foreign exchange rates do not materially impair the company's financial position, profitability, cash flows or key bank ratios and covenants. Non-monetary assets are recorded in our functional currency, as determined by the dominant currency of our cash flow, sales prices, sales market, expenses and debt structure. The currency denomination and quantum of debt outstanding is managed so that economic risk exposure to currency movements on the aggregate of balance sheet and revenue items is offset within policy defined limits. Where the proportion of the underlying debt in any currency does not equate to the required proportion of total debt, currency swaps are entered into to eliminate the exposure. Our functional currency was US dollars. In view of the changes that have occurred in the business and in the mix of currencies that impact on our cash flow over a period of several years, we determined that with effect July 1, 2001, the functional currency of the business was New Zealand dollars

   SALES AND PURCHASES

      It is our policy that no currency exchange risk may be entered into or allowed to remain outstanding should it arise on firm commitments for sales and purchases. When exposures are incurred by operations in currencies other than our functional currency on firmly committed sales and purchases, they are eliminated by forward exchange contracts and/or currency options. The dominant trade currencies are US dollars and Australian dollars. Because the forward exchange contracts and currency options are entered into as a hedge of sales and purchases, a change in the fair value of the hedge is offset by a corresponding change in the value of the underlying sale or purchase.

      The table below summarizes information on instruments that are sensitive to foreign exchange rate movements. The hypothetical change in the fair value is based on an instantaneous 10% increase in the exchange rate of New Zealand dollars against all of our non-New Zealand dollar currency exposures existing as at June 30, 2002 and June 30, 2001. Deposits are denominated in both NZ and US dollars, the US dollar component of which is sensitive to foreign exchange rate movements.

                   FOREIGN CURRENCY EXCHANGE RATE SENSITIVITY

                                                                      HYPOTHETICAL CHANGE IN FAIR
                                                                       VALUE WITH A 10% INCREASE
NZ$ MILLIONS                     FACE AMOUNT          FAIR VALUE           IN EXCHANGE RATES
------------                     -----------          ----------      ---------------------------
                                            AS AT JUNE 30, 2002 ASSETS/(LIABILITIES)
BALANCE SHEET
Debt - Floating (USD)               (149)                (149)                      14
       Floating (NZD)               (115)                (115)                       0
Debt - Fixed (NZD)                    (5)                  (5)                       0
Deposits (USD / NZD)                  22                   22                        0
SALES AND PURCHASES
Forward Exchange Contracts             9                    0                        1
Currency Options Purchased (1)      (534)                   6                       (3)

(1) a 10% decrease in the NZ dollar would result in a gain of $32 million.

                                            AS AT JUNE 30, 2001 ASSETS/(LIABILITIES)
BALANCE SHEET
Debt - Floating (USD)               (369)                (369)                      34
Debt - Fixed (NZD)                    (5)                  (6)                       0
Deposits (USD / NZD)                  51                   51                       (2)
SALES AND PURCHASES
Forward Exchange Contracts             8                    0                        1

--------------
See definition of the "Face Amount" in "Fair Values and Face Amounts" below.


COMMODITY PRICE EXPOSURE

      During 2001-02, we did not use any commodity price swaps, futures or options to manage the market price risk of any commodities.

FAIR VALUES AND FACE AMOUNTS

      The following methods and assumptions were used to calculate the face value and estimate the fair value of each class of financial assets for which it is practical to estimate that value.

   LONG TERM FIXED DEBT

      The fair values are estimated based on current market interest rates (including an appropriate margin) available to us for debt of similar maturities as at balance date and on the basis that term debt at fixed interest rates is held to maturity. The face amount is the principal amount of the instrument.

   FLOATING LOANS, CASH AND LIQUID DEPOSITS, SHORT TERM LOANS, BANK OVERDRAFTS

      The principal amount of these instruments is used to approximate their fair value and the face amount.

   INTEREST RATE SWAPS, FORWARD EXCHANGE CONTRACTS AND CURRENCY OPTIONS

      The face amount of forward exchange contracts is the net US dollar principal amounts while the face amount of interest rate swaps, interest rate options and currency options are based on the notional principal amount. The fair values are the estimated gain or loss on the principal amount based on the quoted market prices of these instruments as at balance date.

ITEM 12. NOT APPLICABLE.

                                     PART II

ITEM  13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      We have a US$200 million Senior Credit Facility (the Facility) with a syndicate of banks. The Facility contains certain positive and negative covenants. We identified in November 2001 that both Earnings before Interest and Taxation and Total Tangible Assets of Restricted Subsidiaries represent less than the minimum required 90 per cent of the Fletcher Challenge Forests Group's consolidated Earnings before Interest and Taxation and Total Tangible Assets respectively. The Facility allows the banking syndicate to cancel the Facility and require immediate repayment of all outstanding amounts. We do not expect cancellation of the Facility or that the consequences of this issue will be material. The amount drawn under the Facility continues to be classified as term debt. We have previously communicated this technical breach to the Facility agent and requested a waiver of this requirement and that the Facility be amended. The Facility agent had indicated a willingness to grant an amendment subject to agreement by all members of the banking syndicate being satisfied that their security has not been materially affected. We have subsequently decided to re-finance the bank debt to achieve lower borrowing costs and greater flexibility. The re-financing is expected to be completed during February 2003.

ITEM 14. NOT APPLICABLE.

ITEM 15. NOT APPLICABLE.

                                    PART III

ITEM 17. NOT REQUIRED.

ITEM 18. FINANCIAL STATEMENTS

(a)   Financial Statement

      Fletcher Challenge Forests' Audited Consolidated Financial Statements. See pages F-1 to F-63

(b)   Financial Statement Schedules

      Schedule II: Valuation and Qualifying Accounts. See S-1.

(c)   Financial Statements

      - CNIF Partnership's (in receivership) Unaudited Financial Statements as of June 30, 2001 and for the fiscal year ended June 30, 2001 (#).

      - The CNIF Partnership Audited Financial Statements as of June 30, 2000 and for the fiscal years ended June 30, 2000 & 1999 (*).

            (#) incorporated herein by reference to the registrants' annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).

            (*) incorporated by reference to the Fletcher Challenge Limited annual report on Form 20F for the fiscal year ended June 30, 2000, item 19 (a) (vi), and to Exhibits 99.1 and 99.2 to the Fletcher Challenge Limited amended annual report on Form 20-F/A for the year ended June 30, 2000 dated November 3, 2000.

ITEM 19. EXHIBITS

EXHIBIT           DESCRIPTION
-------           -----------

  1.1 Form of our constitution effective as of November 14, 2001 as amended on November 13, 2002.

  2.1 The debt funding arrangement for the secured senior credit facility for up to US$200 million dated March 2, 2001. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  2.2 Form of Amended and Restated Deposit Agreement dated as of November 10, 2001 among us, Citibank, N.A., as depositary and the holders from time to time of American Depositary Shares issued thereunder. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  4.1 The Sale and Purchase Agreement dated as of March 23, 2001 relating to the sale and purchase of certain shares, assets and business between us, Rubicon Limited and Fletcher Challenge Forests Industries Limited. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  4.2 The Subscription Agreement dated March 23, 2001 between us and Rubicon Limited relating to the placement of 75 million Ordinary Shares and 150 million Preference Shares to Rubicon Limited. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  4.3 The Arrangement Deed relating to the redemption and novation of the Fletcher Challenge Industries Limited Capital Notes entered into between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  4.4 The Amended and Restated Trust Deed between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  4.5 The Deed relating to Energy Division separation dated October 10, 2000 between us, Energy International Holdings Limited and Fletcher Challenge Building Limited. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  4.6 The Supply Agreement between us and Fletcher Building Products Limited dated February 28, 2001. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  4.7 The Arrangement Agreement between us, Fletcher Building Limited and Fletcher Challenge Industries Limited dated December 20, 2000. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  4.8 The Arrangement Agreement between us, Shell Overseas Holdings Limited, Apache Corporation and Fletcher Challenge Industries Limited dated October 10, 2000. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  4.9 The Arrangement Agreement between us, Norske Skogindustrier ASA (Norske Skog) and Fletcher Challenge Industries Limited dated April 3, 2000. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2000 (File no. 0-21782))

  4.10 Form of Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between us and Fletcher Challenge Paper Limited. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  4.11 The Deed of Accession dated December 20, 2000 between Fletcher Challenge Building Limited and us by which Fletcher Challenge Building Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  4.12 The Deed of Accession dated October 10, 2000 between Energy International Holdings Limited and us by which Energy International Holdings Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  4.13 (a) Form of agreement to assign lease for the Penrose Complex lease between us and Fletcher Building Limited and including a deed of assignment of lease and deed of covenant. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))
                (b) Form of agreement to assign rights for the Penrose Complex lease between us and Fletcher Building Limited. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  4.14 The Underwriting Agreement dated October 10, 2000 between us, Fletcher Challenge Industries Limited, Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  4.15 The Deed of Indemnity dated December 15, 2000 between us, Fletcher Challenge Industries Limited, Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  4.16 The agreement between Fletcher Challenge Forests Industries Limited and Tasman Pulp and Paper Company Limited dated October 5, 1999. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  4.17 The supply agreement between Fletcher Challenge Forests Industries Limited and Tasman Pulp and Paper Company Limited dated March 15, 2000. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  4.18 The backup agreement dated July 28, 2000 between Fletcher Challenge Forests Industries Limited, Fletcher Challenge Forests (Manufacturing) Limited and Norske Skog Tasman Limited. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

  8.1           Schedule of our significant subsidiaries as at June 30, 2002.

  10.1 The Sale and Purchase Agreement dated as of March 23, 2001 relating to the sale and purchase of certain shares, assets and business between us, Rubicon Limited and Fletcher Challenge Forests Industries Limited. (Filed as Exhibit 4.1)

  10.2 The Subscription Agreement dated March 23, 2001 between us and Rubicon Limited relating to the placement of 75 million Ordinary Shares and 150 million Preference Shares to Rubicon Limited. (Filed as Exhibit 4.2)

  10.3 The arrangement deed relating to the redemption and novation of the Fletcher Challenge Industries Limited Capital Notes entered into between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001. (Filed as Exhibit 4.3)

  10.4 The amended and restated trust deed between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001. (Filed as
                Exhibit 4.4)

  10.5 The Deed relating to Energy Division separation dated October 10, 2000 between us, Energy International Holdings Limited and Fletcher Challenge Building Limited. (Filed as Exhibit 4.5)

  10.6 The Supply Agreement between us and Fletcher Building Products Limited dated February 28, 2001. (Filed as Exhibit 4.6)

  10.7 The Arrangement Agreement between us, Fletcher Building Limited and Fletcher Challenge Industries Limited dated December 20, 2000. (Filed as Exhibit 4.7)

  10.8 Form of Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between us and Fletcher Challenge Paper Limited. (Filed as Exhibit 4.10)

  10.9 The Deed of Accession dated December 20, 2000 between Fletcher Challenge Building Limited and us by which Fletcher Challenge Building Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us. (Filed as Exhibit 4.11)

  10.10 The Deed of Accession dated October 10, 2000 between Energy International Holdings Limited and us by which Energy International Holdings Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us. (Filed as
                Exhibit 4.12)

  10.11 (a) Form of agreement to assign lease for the Penrose Complex lease between us and Fletcher Building Limited and including a deed of assignment of lease and deed of covenant. (Filed as Exhibit 4.13 (a))
                (b) Form of agreement to assign rights for the Penrose Complex lease between us and Fletcher Building Limited. (Filed as Exhibit 4.13 (b))

  10.12 The Strategic Relationship Agreement dated as of March 23, 2001 between us, Trees & Technology Limited (a subsidiary of Rubicon Limited) and Fletcher Challenge Forests Industries Limited. (Incorporated herein by reference to the registrants annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782))

                                   SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Fletcher Challenge Forests Limited
                                           (Registrant)



                                           By:          /s/ John A Dell
                                               ---------------------------------
                                               Name:   John A Dell
                                               Title:  Chief Financial Officer

Date: November 27, 2002

                                 CERTIFICATIONS

I, Terrence N. McFadgen, certify that:

1. I have reviewed this annual report on Form 20-F of Fletcher Challenge Forests Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.


                                                 /s/ Terrence N. McFadgen
                                           -------------------------------------
                                           Name:   Terrence N. McFadgen
                                           Title:  Chief Executive Officer

Date: November 27, 2002

                                 CERTIFICATIONS

I, John A. Dell, certify that:

1. I have reviewed this annual report on Form 20-F of Fletcher Challenge Forests Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.


                                                        /s/ John A Dell
                                               ---------------------------------
                                               Name:   John A Dell
                                               Title:  Chief Financial Officer


Date: November 27, 2002

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES





                   FLETCHER CHALLENGE FORESTS LIMITED
                   AND SUBSIDIARIES

                   AUDITED FINANCIAL STATEMENTS AS AT JUNE 30,
                   2002 AND 2001 AND FOR EACH OF THE THREE YEARS
                   IN THE PERIOD ENDED JUNE 30, 2002

                   Report of Independent Accountants     F2

                   Statement of Accounting Policies      F3

                   Statement of Financial Performance    F9

                   Statement of Movements in Equity      F10

                   Statement of Financial Position       F11

                   Statement of Cash Flows               F12

                   Reconciliation of Net Earnings to
                   Net Cash from Operating Activities    F13

                   Notes to the Financial Statements     F14


                   FINANCIAL STATEMENT SCHEDULE

                   Valuation and Qualifying Accounts     S1

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES


REPORT OF INDEPENDENT ACCOUNTANTS
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF FLETCHER CHALLENGE FORESTS LIMITED

                                                   [PRICEWATERHOUSECOOPERS LOGO]


In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of financial performance, of cash flows and of movements in equity present fairly, in all material respects, the financial position of Fletcher Challenge Forests Limited and its subsidiaries (collectively the "Group") at June 30, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2002, in conformity with accounting principles generally accepted in New Zealand. In addition, in our opinion, the financial statement schedule on page S-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Group's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 (ii) to the financial statements, the Group changed its method for determining the carrying value of its plantation forest crop as of June 30, 2001.

Accounting principles generally accepted in New Zealand vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net earnings expressed in New Zealand dollars for each of the three years in the period ended June 30, 2002 and the determination of consolidated group equity also expressed in New Zealand dollars at June 30, 2002 and 2001 to the extent summarized in Note 30 to the consolidated financial statements.


/s/ PricewaterhouseCoopers


PricewaterhouseCoopers
Chartered Accountants

Auckland, New Zealand
22 August 2002, except as to note 38, for which the date is 13 November 2002

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES


STATEMENT OF ACCOUNTING POLICIES

BASIS OF PRESENTATION
The Financial Statements presented are those of Fletcher Challenge Forests Limited and Subsidiaries (the Group).


ACCOUNTING CONVENTION
The Financial Statements are based on the general principles of historical cost accounting with the exception of Forest Crop and investments as noted below. These Financial Statements are presented in accordance with the Companies Act 1993 and have been prepared in accordance with the Financial Reporting Act 1993 and comply with generally accepted accounting practice in New Zealand (NZ GAAP). NZ GAAP does differ in certain respects from generally accepted accounting principles in the United States (US GAAP). For a description of the significant differences and the related effect on these financial statements refer to note 30.

All policies have been applied on a consistent basis except as disclosed in note 1, Accounting Changes.

ESTIMATES
The preparation of Financial Statements in conformity with generally accepted accounting practice requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


BASIS OF CONSOLIDATION
STATEMENT OF FINANCIAL POSITION
The Statement of Financial Position is a consolidation of Fletcher Challenge Forests Limited and subsidiaries. The equity method has been used for associate entities over which the Group has significant influence but does not control (refer to note 17).

SHARES ACCOUNTED FOR UNDER THE TREASURY STOCK METHOD
The Treasury Stock method of accounting is adopted where consolidated subsidiaries hold shares in Fletcher Challenge Forests Limited. On consolidation the cost, being purchase price, of any such investment by the Group is deducted from Reported Capital within Group Equity. The related shares are deducted from shares outstanding using the Treasury Stock method. Dividends and distributions are reduced by the dividends paid on such shares.

STATEMENT OF FINANCIAL PERFORMANCE
The Statement of Financial Performance includes the income and expenses of all Group companies and their equity share of associated entities' earnings, but excludes unrealised earnings on inter-company transactions. Funding costs attributed to assets under development for Group use are capitalised as part of the cost of those assets with such funding costs calculated on an avoidable cost basis.

GOODWILL ON ACQUISITION
Fair values are assigned to the assets and liabilities of subsidiaries and associates of the Group at the date the interests in those entities are acquired. After assigning fair values to the assets and liabilities of subsidiaries and associates acquired, goodwill may arise when comparing the purchase cost to the fair value assigned. Goodwill arises to the extent that the fair value is determined to be less than the purchase cost and this goodwill is amortised to Earnings on a systematic basis over the period it is believed benefits will arise. The period of amortisation will generally be five years or less; however, in individual cases it may be up to twenty years. The period of amortisation of any goodwill is regularly reviewed and, if it is

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES


STATEMENT OF ACCOUNTING POLICIES continued

believed that the amount remaining to be amortised will not be recovered by future benefits to be realised, the unrecoverable amount is written off to Earnings and the balance amortised over the period it is believed benefits will be realised. Negative goodwill on acquisition arises to the extent the fair value is determined to exceed the purchase cost and this surplus is applied to reduce the book value of non-monetary assets acquired and, to the extent there are insufficient non-monetary assets, taken to Earnings.

JOINT VENTURES
Where the Group's ownership interest in the Joint Venture is in the net residue and does not give rise to an economic or controlling interest in excess of 50 per cent, the Group's share of the net assets and liabilities and earnings of the investment is included on an equity basis. If the Group's interest does give rise to a controlling interest in excess of 50 per cent, the investment is consolidated. Joint Ventures in which the Group's ownership interest is directly in the assets and liabilities rather than the net residue are included on a proportional basis with assets, liabilities and earnings based on the proportional interests of the Group.

FUNCTIONAL CURRENCY
Each significant business unit, wherever domiciled, is evaluated by reference to the currency of its cash flow, sales prices, sales market, expenses and finance to determine its dominant functional currency. Where the functional currency differs from the domestic currency, the non-monetary assets are recorded in the functional currency rather than the currency of domicile and translated to New Zealand dollars in accordance with the currency translation policy.

CURRENCY TRANSLATION
Statements of Financial Position of independent foreign operations are translated into New Zealand currency at the rates of exchange ruling at balance date. Statements of Financial Performance in foreign currencies are translated using an average exchange rate reflecting an approximation of the appropriate transaction rates. Exchange variations arising from translation are held in the Currency Translation Reserve.


VALUATION OF ASSETS
LAND, BUILDINGS, PLANT, MOTOR VEHICLES & OFFICE EQUIPMENT
Land, Buildings, Plant, Motor Vehicles and Office Equipment are valued at cost less accumulated depreciation.

FOREST ASSETS
Plantation forest crop is revalued to Directors' estimate of market valuation based on a combination of net present value and compounded replacement cost.

The measure of net present value of the plantation forest crop is determined as the amount by which future after tax cash inflows from the standing plantation forest exceed the future after tax cash costs of harvesting, transporting and marketing the logs produced, applying a discount rate to estimate the overall real return from the forest plantations. Future sales prices are determined as the weighted average of the current and the preceding 11 quarters market prices converted where appropriate from the transaction currency to NZ dollars using the prevailing exchange rate as at the transaction date. Only cash flows in respect of currently planted trees are included. No account is taken for the revenues or costs of trees not yet planted, irrespective of any intention to replant areas following harvest, or holdings of unforested land. The future inflows represent the revenues that would be received from harvesting and marketing of wood.

The net present value is calculated using a real after tax discount rate of 7.5 per cent.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES


STATEMENT OF ACCOUNTING POLICIES continued

Compounded replacement cost represents the costs of initial establishment and subsequent silviculture costs compounded annually at a rate of 5.0 per cent.

On a weighted average basis, the real after tax discount rate is equivalent to
8.0 per cent.

The valuation includes an annual charge for the holding cost of land equal to the discount rate of return on the government valuation of the land.

No allowance is made for future price level changes, either from inflationary or real changes in log prices. Costs are current average cost, again without consideration for inflation, real price change of the inputs, or changes in input efficiency utilisation. The measure of net present value is the best estimate available of the value of the growing trees within the plantation forests, assuming the Group will harvest and market the produce. No allowance has been made for changes in future selling prices nor in efficiency and cost of future operations, nor changes in market demand.

The Directors' valuation is determined for different age classes, as follows:

Age Class (1-5 years)    Compounded replacement cost.

Age Class (6-15 years)   Progressive weighting of compound replacement cost from
                         year six to net present value of future net cash flows
                         at the end of year fifteen.

Age Class (16+ years)    Net present value of future cash flows.

The net gain/loss arising from changes in Plantation Forest Crop valuation is credited/debited to the Statement of Financial Performance.

Until 30 June 2001, the carrying value was the original cost of standing forests (excluding land costs) plus capitalised costs. It did not include costs for that portion of the plantation (forests or groups of stands) which had been harvested. All costs, including appropriate funding costs, were capitalised to each stand of growing timber. Cost capitalisation to each stand ceased when each stand was ready for harvesting. Land acquired for the establishment of forestry activities was recorded at the cost of acquisition plus any direct costs associated with preparing the land for initial planting. The capitalised costs of each stand, excluding the original cost of the land and the cost of preparing the land for initial planting, were written off to Earnings at the time of harvesting. Cost capitalisation commenced or recommenced when preparation for forestry activity was initiated. A stand was defined as a continuous block of trees of the same age, species and silviculture regime. Cost capitalisation and carrying value was limited such that the total cost capitalised could not exceed the estimated recoverable amount of the stand assets taking into account age, condition, location, intended use and management regime.

Capitalised funding costs were calculated as the avoidable funding cost of both forest land and crop.

ASSOCIATE ENTITIES
The equity method has been used to account for associated entities in which the Group has a significant but not controlling interest.

INVESTMENTS
Investments in equity securities, not consolidated or equity accounted, which have a readily determinable fair value are classified as either trading securities or available-for-sale securities. Investments classified as trading securities are valued at fair (market) value with unrealised gains and losses included in Earnings. Investments classified as available-for-sale securities are valued at fair value, with unrealised gains or losses excluded from Earnings and reported as a separate component of Equity. Upon disposal of available-for-sale securities any gains or losses measured with reference to historical cost are included in Earnings.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES


STATEMENT OF ACCOUNTING POLICIES continued

Investments which do not have a readily determinable fair value are classified as either continuing or non-continuing investments. Continuing investments are valued at historical cost. Permanent impairments in value of continuing investments are written off to Earnings as they arise. Non-continuing investments are valued at the lower of historical cost or estimated net realisable value and any reduction in value is written off to Earnings.

STOCKS
Trading stock, raw materials and work in progress are valued at the lower of cost, net realisable value or replacement price, determined principally on the first-in-first-out basis. Log stocks are recorded at market value. Cost includes direct manufacturing costs and manufacturing overheads at normal operating levels.

DEBTORS
Debtors are valued at estimated net realisable value after providing against debts where collection is doubtful. All known losses are written off to Earnings in the period in which it becomes apparent that the debts are not collectable.

CASH
Cash and Liquid Deposits comprise cash and demand deposits with banks or other financial institutions and highly liquid investments that are readily convertible to cash.

PERMANENT IMPAIRMENT
Permanent Impairment is deemed to occur when the recoverable amount falls below the book value of the asset. The recoverable amount is determined to be the sum of expected future discounted net cash flows arising from the ownership of the asset. Future net cash flows take into account the remaining useful life, and the expected period of continued ownership, including any intended disposals, and any costs or proceeds expected to eventuate at the end of the remaining useful life or end of the expected period of continued ownership.

For the purposes of considering whether there has been a Permanent Impairment, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets.

When an impairment loss arises the impairment is measured as the amount by which the book value exceeds the recoverable amount of the asset.


VALUATION OF LIABILITIES
DERIVATIVE FINANCIAL INSTRUMENTS
The Group uses derivative financial instruments for the purpose of managing its exposure to adverse fluctuations in interest and foreign currency exchange rates. While these instruments are subject to fluctuations in value, such fluctuations are generally offset by the change in value of the underlying exposures being hedged. The Group policy specifically prohibits the holding or issuing of derivative financial instruments for trading or speculative purposes.

All derivative instruments are recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or the Statement of Movements in Equity, depending on whether a derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction and the effectiveness of the hedge.

For cash flow hedge transactions in which the Group is hedging the variability of cash flows related to a variable-rate asset, liability or a forecasted transaction, the effective portion of the changes in the fair value of the derivative instrument are reported in the Statement of Movements in Equity. The gains and losses on the derivative instrument that are reported in the

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES


STATEMENT OF ACCOUNTING POLICIES continued

Statement of Movements in Equity are reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item.

The ineffective portion of all hedges is recognised in current period earnings.

The Group manages its exposure to interest rate movements by seeking to match asset and liability balances within maturity categories, both directly and through the use of derivative financial instruments. These derivative instruments include interest rate swaps ("swaps") that are designated and effective as hedges, as well as swaps that are designated and effective in modifying the interest rate and/or maturity characteristics of specified assets or liabilities.

The net interest received or paid on the contracts is reflected as interest income or expense of the related hedged position. Gains and losses resulting from the termination of contracts are recognised over the original period hedged as long as the underlying cash flows are still probable of occurring. If the hedged positions are sold, or the underlying cash flows are no longer probable of occurring, any unrealised gains or losses are recognised in the current period as net gains or losses on sales of interest-earning assets.

TAXATION
The provision for current tax is the estimated amount due for payment in the next 12 months.

The provision for deferred tax is the liability for taxation that has been deferred because of timing differences less taxation benefits which will offset the deferred liability as it arises. The provision for deferred taxation has been calculated by applying the liability method.

The future tax benefit of past and current tax losses, to the extent they exceed related deferred taxation liabilities, is not recognised unless utilisation is considered virtually certain.

Withholding taxes payable on repatriation are not provided on earnings of foreign subsidiaries except where it is planned to repatriate those earnings.

FINANCE LEASES
Finance leases are capitalised to reflect the term borrowing incurred and the cost of the asset acquired.

The finance cost portion of lease payments is written off to Earnings. The leased asset is depreciated on a straight line basis over the estimated useful life of the asset with regard to residual values.


INCOME DETERMINATION
REVENUE RECOGNITION
Operating Revenue is recognised in accordance with the terms of sale when the benefits of ownership and risk of loss passes to the customer.

INVESTMENT REVENUE
Interest income is taken to Earnings when received or accrued in respect of the period for which it was earned. Dividends and Distributions are taken to Earnings when received or accrued where declared in respect of the period prior to balance date.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES


STATEMENT OF ACCOUNTING POLICIES continued

CURRENCY GAINS AND LOSSES
All currency gains and losses on monetary items are taken to Earnings as they accrue except to the extent that they hedge an exchange variation on translation of non-monetary items. Where a monetary item is designated as an effective hedge of net foreign investment, the gain or loss is offset against the exchange variation on translation of the investment and recorded in the Currency Translation Reserve.

DEPRECIATION
Depreciation of fixed assets is calculated on the straight line method. Expected useful lives, which are regularly reviewed, are (on a weighted average basis):

Buildings              30 years
Plant and Equipment    13 years
Office Equipment       3 to 5 years
Motor Vehicles         5 years

FOREST ASSETS
All revenues related to forest asset harvesting are taken to Earnings when realised and related costs expensed as incurred. Until 30 June 2001 the related capitalised costs were written off to Earnings as depletions.

LEASING COMMITMENTS
Expenditure arising from operating leasing commitments is written off to Earnings in the period incurred. Purchased head leases are valued at cost and amortised over the unexpired period of the lease on a straight line basis.

PENSION PLAN EXPENSE
The actuarial cost of providing pension plan benefits in respect of services provided by pension plan members to the Group is expensed as it accrues over the service life of the employees, taking account of the income earned by income generating assets owned by the plans. Any over or under accrual of expenses or income from previous periods is amortised to Earnings over a maximum period of the remaining average service life of plan members employed by the Group.

TAXATION
Taxation expense is the estimated liability in respect of current earnings after allowance for permanent differences between reported earnings and assessable earnings.

Where the taxation expense in respect of current earnings recovers taxation benefits not previously recognised, the taxation benefit recovered is offset against the taxation expense.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES


STATEMENT OF FINANCIAL PERFORMANCE
FOR YEAR ENDED 30 JUNE


                                                                             Fletcher Challenge Forests Group
                                                                              2002         2001         2000
                                                                  Note        NZ$M         NZ$m         NZ$m
                                                                  ----       ------       ------       ------
Operating Revenue                                                   2           664          634          523
Operating Expenses                                                             -932       -1,680         -588
                                                                   --        ------       ------       ------
Operating Earnings                                                  3          -268       -1,046          -65
Forest Crop Revaluation                                            16            53         -625           -
Funding Costs                                                       4           -22           -            -
                                                                   --        ------       ------       ------
Earnings before Taxation                                                       -237       -1,671          -65
Taxation                                                            5            -9          285          102
                                                                   --        ------       ------       ------
Earnings after Taxation                                                        -246       -1,386           37
Minority Interest                                                                -3            9           -1
                                                                   --        ------       ------       ------
Net Earnings from Continuing Operations                                        -249       -1,377           36
Earnings from Discontinued Operations before Taxation              36            -           396          533
Gain on Disposal of Discontinued Operations before Taxation        36            -         1,126           -
Taxation from Discontinued Operations                                            -          -252         -187
                                                                   --        ------       ------       ------
Net Earnings                                                                   -249         -107          382
                                                                   ==        ======       ======       ======

PER SHARE INFORMATION - CONTINUING OPERATIONS:
Basic Net Earnings per Share (cents)                                7          -9.0        -73.9          4.3
Diluted Net Earnings per Share (cents)                              7          -9.0        -73.9          4.0
Basic Weighted Average Number of Shares Outstanding
   (millions of shares)                                             7         2,781        1,864          846
Diluted Weighted Average Number of Shares Outstanding
   (millions of shares)                                             7         2,781        1,864          897
                                                                   ==        ======       ======       ======

The accompanying notes form part of and are to be read in conjunction with these financial statements.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES


STATEMENT OF MOVEMENTS IN EQUITY
FOR YEAR ENDED 30 JUNE

                                                                                               Fletcher Challenge Forests Group
                                                                                                2002         2001         2000
                                                                                     Note       NZ$M         NZ$m         NZ$m
                                                                                     ----      ------       ------       ------

Net Earnings for the year, comprising
   Parent Shareholders' Interest                                                                 -249         -107          382
   Minority Interest                                                                                3            3           63
                                                                                      --       ------       ------       ------
                                                                                                 -246         -104          445

Other Recognised Revenues and Expenses for the year
   Revaluation of Investments                                                                      -          -187          714
   Net Movement in Cash Flow Hedges                                                                -           -18           -
   Reversal of Revaluation Reserve upon Disposal of Investment                                     -          -316           -
   Movement in Currency Translation Reserve
      Parent Shareholders' Interest                                                                -6          745          708
      Minority Interest                                                                            -            63          245
                                                                                      --       ------       ------       ------
Total Recognised Revenues and Expenses for the year                                              -252          183        2,112

Disposal of Fletcher Challenge Building, Energy and Paper
   Parent Shareholders' Interest                                                                   -        -5,509           -
   Minority Interest                                                                               -        -2,197           -
Movement in Reported Capital
   Parent Shareholders' Interest                                                                   -           553          119
   Minority Interest                                                                               -            -            14
Movement in Capital Funds                                                                          -          -766          -56
Dividends and Distributions
   Parent Shareholders' Interest                                                                   -           -90         -153
   Minority Interest                                                                               -2           -7          -56
                                                                                      --       ------       ------       ------
Movements in Equity for the year                                                                 -254       -7,833        1,980
                                                                                      --       ------       ------       ------

Total Group Equity and Capital Funds at the beginning of the year, comprising
   Parent Shareholders' Interest                                                                1,399        7,263        5,549
   Minority Interest                                                                               30        2,168        1,902
Opening adjustment on adoption of SFAS 133                                             1           -          -169           -
                                                                                      --       ------       ------       ------
                                                                                                1,429        9,262        7,451
                                                                                      --       ------       ------       ------

Total Group Equity and Capital Funds at the end of the year, comprising
   Parent Shareholders' Interest                                                                1,144        1,399        7,263
   Minority Interest                                                                               31           30        2,168
                                                                                      --       ------       ------       ------
                                                                                                1,175        1,429        9,431
                                                                                      ==       ======       ======       ------

The accompanying notes form part of and are to be read in conjunction with these financial statements.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES


STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE

                                                              Fletcher Challenge Forests Group
                                                                         2002             2001
                                                         Note            NZ$M             NZ$m
                                                         ----           ------           ------
ASSETS
Current Assets:
   Cash and Liquid Deposits                                                 22               51
   Stocks                                                  13               69               75
   Debtors                                                 14               64               50
   Current Assets - Discontinued Operations                36               -                56
                                                        -----           ------           ------
Total Current Assets                                                       155              232
Term Assets:
   Fixed Assets                                            15              336              360
   Plantation Forest Crop                                  16            1,176            1,123
   Investments                                             17               24              378
                                                        -----           ------           ------
Total Group Assets                                                       1,691            2,093
                                                        =====           ======           ======

LIABILITIES AND GROUP EQUITY
LIABILITIES
Current Liabilities:
   Creditors                                               18              105              108
   Provision for Current Taxation                          19                5               --
   Current Liabilities - Discontinued Operations           36               --               56
                                                        -----           ------           ------
Total Current Liabilities                                                  110              164
Term Liabilities:
   Term Debt                                               20              269              374
   Provision for Deferred Taxation                         19              137              126
                                                        -----           ------           ------
Total Group Liabilities                                                    516              664
                                                        -----           ------           ------
GROUP EQUITY
Reported Capital                                            9            1,443            1,443
Accumulated Losses                                      10&11             -299              -44
                                                        -----           ------           ------
Group Equity                                                             1,144            1,399
Minority Equity                                            12               31               30
                                                        -----           ------           ------
Total Group Equity                                                       1,175            1,429
                                                        -----           ------           ------
Total Group Liabilities and Equity                                       1,691            2,093
                                                        =====           ======           ======

The accompanying notes form part of and are to be read in conjunction with these financial statements.

For and on behalf of the Board
22 August 2002, except as to note 38, for which the date is 13 November 2002


/s/ Sir Dryden Spring                    /s/ Terry McFadgen

Sir Dryden Spring                        Terry McFadgen
Chairman of Directors                    Chief Executive

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES


STATEMENT OF CASH FLOWS
FOR YEAR ENDED 30 JUNE

                                                                Fletcher Challenge Forests Group
                                                                 2002         2001         2000
                                                                 NZ$M         NZ$m         NZ$m
                                                                ------       ------       ------
Cash was Provided:
From Operating Activities
   Receipts from Customers                                         639          648          566
   Dividends and Distributions Received                              6           -             3
   Interest Received                                                 1            4           -
   Interest from Discontinued Operations                            -            61           56
                                                                ------       ------       ------
Total Provided                                                     646          713          625
   Payments to Suppliers, Employees and Other                      578          638          497
   Interest Paid                                                    23           -            -
   Income Tax Paid                                                   2            3            4
                                                                ------       ------       ------
Total Applied                                                      603          641          501
                                                                ------       ------       ------
Net Cash from Operating Activities                                  43           72          124

From Investing Activities
   Sale of Fixed Assets                                              3           80            1
   Sale of Investments                                               3           -            -
   Sale of Subsidiaries                                             -            -            84
   Sale of Taxation Benefits                                         9           33           -
                                                                ------       ------       ------
Total Provided                                                      15          113           85
   Purchase of Fixed Assets                                          5           32           50
   Interest Paid Capitalised in Fixed Assets                        -           111          108
   Purchase of Investments                                          -            12           18
                                                                ------       ------       ------
Total Applied                                                        5          155          176
                                                                ------       ------       ------
Net Cash from/(to) Investing Activities                             10          -42          -91

From Financing Activities
   Debt Drawdowns                                                   35          386            1
   Issue of Shares                                                  -           504           -
                                                                ------       ------       ------
Total Provided                                                      35          890            1
   Debt Settlements                                                102          871           30
   Option Premium Paid                                               6           -            -
   Dividends Paid to Minority Shareholders                           2            4            2
                                                                ------       ------       ------
Total Applied                                                      110          875           32
                                                                ------       ------       ------
Net Cash (to)/from Financing Activities                            -75           15          -31

Net Cash (to)/from Discontinued Operations                         -47       -1,046           20
                                                                ------       ------       ------
Net Movement in Cash Held                                          -69       -1,001           22
Add Opening Cash and Liquid Deposits
   - Continuing Operations                                          51            6            4
   - Discontinued Operations                                        47        1,047          897
Effect of Exchange Rate Changes on Net Cash
   - Continuing Operations                                          -7           -            -
   - Discontinued Operations                                        -            46          130
                                                                ------       ------       ------
Closing Cash and Liquid Deposits - Discontinued Operations          -            47        1,047
Closing Cash and Liquid Deposits - Continuing Operations            22           51            6
                                                                ======       ======       ======

The accompanying notes form part of and are to be read in conjunction with these financial statements.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES


RECONCILIATION OF NET EARNINGS TO NET CASH FROM
OPERATING ACTIVITIES FOR YEAR ENDED 30 JUNE

                                                                           Fletcher Challenge Forests Group
                                                                             2002        2001        2000
                                                                             NZ$M        NZ$m        NZ$m
                                                                            ------      ------      ------
Cash was Provided from:
Net Earnings from Continuing Operations                                       -249      -1,377          36
Adjustment for Items not involving Cash:
   Depreciation, Depletions, Amortisation, Provisions and Revaluations         305       1,729         106
   Interest Capitalised from Discontinued Operations                            -           61          56
   Taxation                                                                      7        -288        -106
   Minority Interest in Earnings of Subsidiaries                                 3          -9           1
   Equity Earnings (Net of Dividends)                                           -8          14         100
                                                                            ------      ------      ------
Non Cash Adjustments                                                           307       1,507         157
                                                                            ------      ------      ------
Cash Flow from Operations(1)                                                    58         130         193
Less Gain on Disposal of Affiliates and Fixed Assets                            -2         -26         -10
                                                                            ------      ------      ------
Cash Flow from Operations before Net Working Capital Movements                  56         104         183
Net Working Capital Movements                                                  -13         -32         -59
                                                                            ------      ------      ------
Net Cash from Operating Activities(2)                                           43          72         124
                                                                            ======      ======      ======

Net Working Capital Movements:
Debtors                                                                        -10           5         -55
Stocks                                                                           4         -12         -25
Creditors                                                                       -7         -25          21
                                                                            ------      ------      ------
                                                                               -13         -32         -59
                                                                            ======      ======      ======

(1) Includes Gain on Disposal of Affiliates and Fixed Assets
(2) As per Statement of Cash Flows


ANALYSIS OF SUBSIDIARIES DISPOSED(1)
Proceeds from Sale of Subsidiaries                                              -           -           84
Less Deferred Settlement Received                                               -           -          -73
                                                                            ------      ------      ------
Gain on Disposal of Subsidiaries                                                -           -           11
                                                                            ======      ======      ======

(1) Proceeds from Sale of Subsidiaries includes the sale and the settlement related to the sale of Chilean forestry operations of $84 million in 2000.

The accompanying notes form part of and are to be read in conjunction with these financial statements.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES


NOTES TO THE FINANCIAL STATEMENTS

1 ACCOUNTING CHANGES
CHANGES IN ACCOUNTING POLICIES
(i) The Financial Reporting Standards Board recently issued three new standards: FRS-36 "Accounting for acquisitions resulting in combinations of entities or operations", FRS-37 "Consolidating investments in subsidiaries" and FRS-38 "Accounting for investments in associates". FRS-36 details the accounting treatment for acquisitions (excluding inter-group reconstructions) using the purchase method and requires an annual impairment test to goodwill. FRS-37 defines a subsidiary on the basis of power to control and entitlement to ownership benefits. FRS-38 defines an associate and details the accounting treatment for associates using the equity method. These standards are not yet mandatory, however, the Group has adopted the requirements of the new standards early. In addition, the Group has also applied various consequential amendments which were made to other financial reporting standards as a result of the approval and adoption of the three new financial reporting standards listed above including the requirement for separate disclosure of Minority Interests in the Statement of Movements in Equity. With the exception of FRS-38 as noted below, the implementation of these new accounting standards has not had a material impact on the consolidated financial statements in the current year.

      Following the adoption of FRS-38, the Group's share of surplus from associates of $14 million (2001: net deficit $14 million; 2000: net deficit $100 million) is recognised as a component of operating earnings in the Statement of Financial Performance. Dividends received from associates are included within Equity Earnings (2002: $6 million; 2001: nil; 2000: $3 million). Previously the Group's share of the net surplus of associates, after adjusting for any dividends received, was recognised in the Statement of Financial Performance following the earnings after taxation and dividends received from associates were recognised in earnings before taxation. This change in accounting policy has resulted in an increase in operating surplus before taxation of $8 million (2001: deficit $14 million; 2000: deficit $100 million). However this change in accounting policy has had no effect on net earnings. The comparative figures have been restated on a comparable basis.

(ii) On 30 June 2001, the Group changed its accounting policy in respect of the carrying value of plantation forest crop from a historical cost basis to a market value basis. Under the new accounting policy, the plantation forest crop asset is revalued to the Directors' estimate of market valuation. The Group's policy is to include changes in valuation within the earnings before taxation in the Statement of Financial Performance. The Group's former policy was to record the carrying value of standing forests as original cost plus capitalised silviculture and funding costs. Capitalised costs were written off to earnings at the time of harvesting. This change in accounting policy resulted in a pre tax devaluation to the forest crop of $625 million being recognised in the Statement of Financial Performance for the year ended 30 June 2001. The Board of Directors changed the accounting policy to provide timely, relevant and transparent forest valuation information which is consistent with the Australian accounting standard AASB1037 "Self-generating and regenerating assets" and the International accounting standard IAS41 "Agriculture". Under the new accounting policy, silviculture and funding costs will no longer be capitalised to the plantation forest crop and are charged directly to the Statement of Financial Performance. Depletions are no longer written off to earnings at the time of harvesting. Changes in the future market valuation of the plantation forest crop are charged directly to the Statement of Financial Performance. This change in accounting policy does not affect recognition of the operating revenue within the Statement of Financial Performance.

      On 1 July 2000, the Group adopted US Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133". SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each year in current earnings or Group Equity, depending on whether a derivative is designated as part of a hedge transaction, the type of hedge transaction and the hedge effectiveness. The gains and losses that are recorded in Group Equity are taken to Earnings consistent with the underlying hedged item. SFAS 133 requires existing derivative Financial Instruments to be recorded at Fair Value and for deferred gains and losses previously recognised in the Statement of Financial Position to be reversed. The financial impact of adopting SFAS 133 on 1 July 2000 on Discontinued Operations was a net $2 million gain to Earnings, a net $169 million reduction in Group Equity, a $287 million reduction in deferred losses (recorded within Total Assets) and a $120 million reduction in Total Liabilities impacting Deferred Taxation and the valuation of Financial Instruments. The adoption of SFAS 133 on the Continuing Operations has not had a significant impact on earnings.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES


NOTES TO THE FINANCIAL STATEMENTS continued

1 ACCOUNTING CHANGES continued
      On 1 July 2000, the Group adopted FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25" (FIN 44). FIN 44 clarifies the definition of an employee for purposes of calculating stock based compensation; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequences of various modifications to the terms of previously fixed stock options of awards; and the accounting for an exchange of stock compensation awards in a business combination. The application of FIN 44 did not have a material impact on the Group's financial position or results of operations.

      The Securities & Exchange Commission (SEC) has issued Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements" (SAB 101), and amendments SAB 101A and SAB 101B. SAB 101 summarises the SEC's views in applying generally accepted accounting principles to revenue recognition and is applicable from 1 July 2001. The Group adopted SAB 101 with effect from 1 July 2000. The application of SAB 101 did not have a material impact on the financial statements of the Group.

(iii) For the year ended 30 June 2000 there were no changes in Accounting Policies.

                                                           Fletcher Challenge Forests Group
                                                            2002         2001         2000
                                                            NZ$M         NZ$m         NZ$m
                                                           ------       ------       ------
2 OPERATING REVENUE
Operating Revenue from Continuing Operations includes:
   Trading Sales to Customers                                 649          622          578
   Interest Received                                            1           -            -
   Investment Revenue
      Interest                                                 -            26           42
      Equity Earnings(1)                                       14          -14          -97
                                                           ------       ------       ------
                                                              664          634          523
                                                           ======       ======       ======

The Group's share of the Earnings of Associates is:
Operating Revenue                                             265          470          470
Operating Expenses(2)                                        -249         -483         -566
                                                           ------       ------       ------
Net Earnings                                                   16          -13          -96
Less Taxation                                                  -1           -            -
Less Goodwill amortised                                        -1           -1           -1
                                                           ------       ------       ------
Equity Earnings                                                14          -14          -97
                                                           ======       ======       ======

(1) As from 31 December 2000 and following a write-down in the realisable value of the forest estate (refer to note 3), the Group's investment in the Central North Island Forest Partnership (in Receivership) ceased to be accounted for as an associate.

In compliance with FRS-38 "Accounting for Investments in Associates", Equity Earnings have been recognised as a component of Operating Revenue (refer to note 1(i)).

Equity Earnings includes dividends received of $6 million (2001: nil; 2000: $3 million).

(2) Included within Equity Earnings for June 2000 is a $62 million write-down in the carrying value of the Central North Island Forest Partnership, now in Receivership. The write-down in the Central North Island Forest Partnership (in Receivership) was primarily the result of the continuation of weak Douglas fir pricing in the Japanese market against expectations, leading to a reduction in future price expectations and a reduction in the fair value of the assets. Fair value was determined based on the discounted cash flows.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES


NOTES TO THE FINANCIAL STATEMENTS continued

                                                                               Fletcher Challenge Forests Group
                                                                                2002         2001         2000
                                                                                NZ$M         NZ$m         NZ$m
                                                                               ------       ------       ------
3 OPERATING EARNINGS
Operating Earnings from Continuing Operations includes:
Net Gains/(Losses) on Disposal of Fixed Assets                                     -            -            -1
Depreciation and Depletions:
   Depreciation Charged
      Buildings                                                                     2            2            2
      Plant and Equipment                                                          26           24           18
   Plantation Forest Depletions(1)                                                 -            86           90
Unusual Items:
   Gain on Disposal of Affiliates(2)                                               -            26           -
   Restructuring and Separation Costs(3)                                           -           -63           -4
   Permanent Impairment(4)                                                       -349         -976          -62
   Gain on Sale of Fixed Assets(5)                                                  2           -            -
   Provisions Released/(Established)(6)                                             1           -5           -
   Acquisition Costs Written Off(7)                                                -6           -            -
   Other Gains/(Losses)(8)                                                          1           -3           11
Net Foreign Exchange Gain(9)                                                       23            5            4
Research and Development                                                            2            2            5
Bad Debts Written Off                                                              -             2            1
Maintenance and Repairs                                                            18           16           14
Operating Lease Expense                                                             8            9            7
Forest Costs Capitalised(1)                                                        -            18           21
Directors' Fees Payable to Directors of Fletcher Challenge Forests Limited          1            1            1
Auditors' Fees and Expenses Payable for:
   Statutory Audit
      PricewaterhouseCoopers                                                        1            1            1
   Other Audit Related Services
      PricewaterhouseCoopers                                                       -             2            1
      KPMG                                                                         -             2           -

(1) On 30 June 2001, the Group changed its accounting policy in respect of the carrying value of plantation forest crop from a historical cost basis to a market value basis. Under the new accounting policy, the plantation forest crop asset is revalued to the Directors' estimate of market valuation. Silviculture and funding costs are no longer capitalised to the plantation forest crop and are charged directly to the Statement of Financial Performance. Depletions are no longer written off to earnings at the time of harvesting.

(2) Gain on Disposal of Affiliates for June 2001 related to the gain on sale of biotechnology and South American assets of $26 million.

(3) Restructuring and Separation Costs for June 2001 of $63 million related to costs associated with the separation of the Fletcher Challenge Forests Division from the Fletcher Challenge targeted share structure and comprised legal, consultancy and other costs ($27 million), debt break costs ($16 million), loan establishment costs ($12 million) and the write off of the pension asset ($8 million). Restructuring and Separation Costs for June 2000 of $4 million related to costs associated with the separation of the Fletcher Challenge Forests Division from the Fletcher Challenge targeted share structure.

(4) Permanent Impairment for June 2002 relates to the investment in and advances to the Central North Island Forest Partnership of $349 million. Permanent Impairment for June 2001 related to the investment in the Central North Island Forest Partnership of $768 million, the impairment of the New Zealand forest estate of $207 million and the investment in Tasman KB of $1 million. Permanent Impairment for June 2000 related to the write-down in the carrying value of the Central North Island Forest Partnership of $62 million (refer to note 2).

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

3 OPERATING EARNINGS continued

      The write-down of the Group's carrying value of its investment in the Central North Island Forest Partnership (the Partnership) of $349 million (June 2002) and $768 million (June 2001) is based upon the assessment of the realisable value of the Partnership estate. Primarily as a result of sustained low log prices the Partnership breached certain loan ratios and covenants putting the senior bank debt facility in default in December 2000. As a consequence of the default, Receivers were appointed in February 2001. This resulted in the Receivers assuming control of the Partnership's assets with the intention of selling the Partnership's assets. As a result, the Company's equity in the Partnership has been written off, together with the Company's subordinated debt to the Partnership. The write-down of the Group's carrying value of its New Zealand forests of $207 million (June 2001) arose primarily as a result of then current low log prices. Fair value was determined based on the discounted cash flows.

(5) Gain on sale of fixed assets for June 2002 of $2 million relates to the sale of the Ngatapa forest land.

(6) Provisions released/(established) for June 2002 relates to the reversal of certain environmental provisions of $2 million and other provisions of $2 million and the establishment of provisions of $3 million for costs relating to the closure of the Japanese Engineered Wood Products business unit. Provisions released/(established) for June 2001 related to provisions established to cover costs for defending the claims of CITIC New Zealand Limited of $5 million.

(7) Acquisition Costs Written Off for June 2002 relate to costs incurred in relation to the proposed acquisition of the Central North Island Forest Partnership assets (refer to note 24). As at 30 June 2002, costs of $4 million were included within Provisions (refer to note 18).

(8) Other Gains/(Losses) for June 2002 relate to the part recovery of a debt written off of $1 million relating to the sale of the Chilean forestry operations. Other Gains/(Losses) for June 2001 related to the write off of a debtor of $3 million related to the sale of the Chilean forestry operations. Other Gains/(Losses) for June 2000 related to the receipt of Chile forest fire insurance proceeds of $11 million following the sale of the Chilean forestry operations.

(9) Net Foreign Exchange Gain for June 2002 includes net exchange gains on net US dollar denominated asset and debt instruments of $25 million, and foreign exchange losses on working capital items of $2 million. Net Foreign Exchange Gain of $5 million (June 2001) and $4 million (June 2000) related to net foreign exchange gains on working capital items.

                                                                                        Fletcher Challenge Forests Group
                                                                                        2002          2001          2000
                                                                                        NZ$M          NZ$m          NZ$m
                                                                                        ----          ----          ----
4 FUNDING COSTS
Interest payable on Term Debt                                                             22            50            52
Less Interest Capitalised to Fixed Assets                                                 -            -50           -52
                                                                                        ----          ----          ----
Total Funding Costs                                                                       22            -             -
                                                                                        ====          ====          ====
Interest Capitalised to Fixed Assets                                                      -            -50           -52
Interest Capitalised from Discontinued Operations                                         -            -61           -56
                                                                                        ----          ----          ----
Total Interest Capitalised(1)                                                             -           -111          -108
                                                                                        ====          ====          ====
(1) Refer to Plantation Forest Crop, note 16.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                                        Fletcher Challenge Forests Group
                                                                                        2002         2001           2000
                                                                                        NZ$M         NZ$m           NZ$m
                                                                                        ----        ------          ----
5 TAXATION
Earnings before Taxation:
    Domestic                                                                            -248        -1,671           -77
    Foreign                                                                               11            -             12
                                                                                        ----        ------          ----
                                                                                        -237        -1,671           -65
Taxation at 33 cents per dollar                                                          -78          -551           -21
Adjusted for:
    Disposal of Affiliates                                                                -             -8            -
    Permanent Impairment                                                                  90           223            -
Forest Crop Revaluation                                                                   -            145            -
    Equity Accounted Earnings of Associates                                               -             10             2
    Restructuring and Separation Costs                                                    -              9             1
    Other Permanent Differences                                                            1          -117             7
    Net Losses of Taxation Benefits upon Separation                                       -              2            -
    Recognition of previously Unrecognised Benefits(1)                                    -             -            -93
    Taxation Transfers(2)                                                                 -              2            -
    Taxation Over Provided in the Prior Year                                              -5            -             -
    Rates other than 33 cents                                                              1            -              2
                                                                                        ----        ------          ----
Taxation Expense/(Benefit)                                                                 9          -285          -102
                                                                                        ====        ======          ====
Current Taxation

    New Zealand                                                                            2            -             -
    Non New Zealand                                                                        5             2             3

Total Current Taxation                                                                     7             2             3
Deferred Taxation
    New Zealand                                                                           -           -285          -109
    Non New Zealand                                                                        2            -2             4
                                                                                        ----        ------          ----
Total Deferred Taxation                                                                    2          -287          -105
                                                                                        ----        ------          ----
Taxation Expense/(Benefit)                                                                 9          -285          -102
                                                                                        ====        ======          ====

(1) Recognition of previously Unrecognised Benefits for June 2000 followed the settlement of Fletcher Challenge's distribution in specie case by the Court of Appeal in Fletcher Challenge's favour.

(2) Represents the transfer of taxation balances with Discontinued Operations with net cash proceeds of $33 million and book value of $31 million.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                                        Fletcher Challenge Forests Group
                                                                                        --------------------------------
                                                                                        2002          2001          2000
                                                                                        NZ$M          NZ$m          NZ$m
                                                                                        ----          ----          ----
6 SHAREHOLDER TAX CREDITS
IMPUTATION CREDIT ACCOUNT

Imputation Credits of Fletcher Challenge Forests Limited at the beginning of the year     -              1             1
Imputation Credits lost on Separation                                                     -             -1            -
                                                                                        ----          ----          ----
                                                                                          -             -              1
                                                                                        ====          ====          ====
Imputation Credits directly and indirectly available to the Shareholders at 30
June are:
    Fletcher Challenge Forests Limited                                                    -             -              1
    Subsidiaries                                                                          -             -             17
                                                                                        ----          ----          ----
                                                                                          -             -             18
                                                                                        ====          ====          ====
DIVIDEND WITHHOLDING PAYMENT CREDIT ACCOUNT
Dividend Withholding Payment Credits of Fletcher Challenge Forests Limited
    at the beginning of the year                                                          -            -16           -12
Dividend Withholding Payment Credits received                                             -             24            22
Transfer from Conduit Tax Relief Account                                                  -             -              3
Dividend Withholding Payment Credits attached to dividends paid                           -             -8           -29
                                                                                        ----          ----          ----
                                                                                          -             -            -16
                                                                                        ====          ====          ====
Dividend Withholding Payment Credits directly and indirectly available to the
    Shareholders at 30 June are:
         Fletcher Challenge Forests Limited                                               -             -            -16
         Subsidiaries                                                                     -             -             -
                                                                                        ----          ----          ----
                                                                                          -             -            -16
                                                                                        ====          ====          ====
CONDUIT TAX RELIEF ACCOUNT
Conduit Tax Relief Credits of Fletcher Challenge Forests Limited at the beginning
    of the year                                                                           -1           -16           -14
Conduit Tax Relief Credits received                                                       -             21            31
Transfer to Dividend Withholding Payment Credit Account                                   -             -             -3
Conduit Tax Relief Credits attached to dividends paid                                     -             -6           -30
                                                                                        ----          ----          ----
                                                                                          -1            -1           -16
                                                                                        ====          ====          ====
Conduit Tax Relief Credits directly and indirectly available to the Shareholders at 30 June are:
         Fletcher Challenge Forests Limited                                               -1            -1           -16
         Subsidiaries                                                                     -             -             -
                                                                                        ----          ----          ----
                                                                                          -1            -1           -16
                                                                                        ====          ====          ====

Dividends paid by New Zealand resident companies may include imputation credits representing the income taxes paid by the Company on profits to be distributed as dividends. New Zealand resident shareholders may claim a tax credit equal to the value of the imputation credits attached to dividends. The Company acts as a conduit for the central Government in achieving taxation relief. Accordingly the credits are not recognised in the financial statements of the company.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

7 NET EARNINGS PER SHARE

Net Earnings per Share (EPS) are disclosed for Fletcher Challenge Forests Continuing Operations.

Diluted Net Earnings per Share uses the weighted average number of shares used for Basic Net Earnings per Share, adjusted for dilutive securities. Capital Notes, Options and Option Equivalents, convertible to Shares, are considered dilutive securities for Diluted Net Earnings per Share. Options and Option Equivalents convertible into Shares are included, using the Treasury Stock method, as Share Equivalents.

                                                                                       Fletcher Challenge Forests Group
                                                                                       2002          2001           2000
                                                                                       NZ$M          NZ$m           NZ$m
                                                                                      ------        ------          ----
FLETCHER CHALLENGE FORESTS - CONTINUING OPERATIONS
Numerator
Numerator for Basic Net Earnings per Fletcher Challenge Forests Share                   -249        -1,377            36
                                                                                      ------        ------          ----
Numerator for Diluted Net Earnings per Fletcher Challenge Forests Share                 -249        -1,377            36
                                                                                      ======        ======          ====
Denominator (millions of shares)

Denominator for Basic Net Earnings per Fletcher Challenge Forests Share                2,781         1,864           846
Options and Option Equivalents                                                            -             -              1
Capital Notes                                                                             -             -             50
                                                                                      ------        ------          ----
Denominator for Diluted Net Earnings per Fletcher Challenge Forests Share              2,781         1,864           897
                                                                                      ======        ======          ====
The following dilutive securities were not included in the computation of
Diluted Net Earnings per Share for Fletcher Challenge Forests as they have an antidilutive effect:

Shares on Conversion of Capital Notes (millions of shares)                                -             38            -
Shares on Conversion of Options and Option Equivalents (millions of shares)               -             -              7
                                                                                      ------        ------          ----
                                                                                          -             38             7
                                                                                      ======        ======          ====

8 DIVIDENDS AND DISTRIBUTIONS
By Discontinued Operations:
     Fletcher Challenge Building Shares                                                   -             54            39
     Fletcher Challenge Energy Shares                                                     -             -             40
     Fletcher Challenge Paper Shares                                                      -             -             16
                                                                                      ------        ------          ----
Total Distributions by:
    Fletcher Challenge Forests Limited                                                    -             54            95
    Fletcher Challenge Industries Limited - Capital Notes                                 -             36            60
                                                                                      ------        ------          ----
                                                                                         -              90           155
Less dividends on shares held by the Employee Educational Fund accounted for
    under the Treasury Stock method                                                       -             -             -2
                                                                                      ------        ------          ----
                                                                                          -             90           153
                                                                                      ======        ======          ====

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                                       Fletcher Challenge Forests Group
                                                                                        2002          2001          2000
                                                                                        NZ$M          NZ$m          NZ$m
                                                                                      ------        ------         -----
9 CAPITAL
REPORTED CAPITAL

Reported Capital at the beginning of the year                                          1,443         2,864         2,745
Issue of Shares(1)                                                                        -            553            32
Cancellation of Shares(2)                                                                 -         -1,974            -
Movement in Shares held by the Employee Educational Fund accounted for
    under the Treasury Stock method(3)                                                    -             -            87
                                                                                      ------        ------         -----
Reported Capital                                                                       1,443         1,443         2,864
                                                                                      ======        ======         =====

(1) Includes the issue of 1,709,015,794 Fletcher Challenge Forests Preference Shares ($414 million) following a Rights Offer in December 2000 and the issue of 75,000,000 Fletcher Challenge Forests Ordinary Shares ($30 million) and 150,000,000 Fletcher Challenge Forests Preference Shares ($60 million) to Rubicon Limited in March 2001.

(2) Represents the cancellation of Fletcher Challenge Building, Energy and Paper Shares following the reorganisation of the Fletcher Challenge Group.

(3) In March 2000, the Trustees and Fletcher Challenge Forests agreed to the assets of the Employee Educational Fund (EEF) being resettled on to four separate funds for Fletcher Challenge Building, Energy, Forests and Paper. Together with administrative changes to the Trust Deed of the new funds the resettlement removed the EEF from being an in-substance subsidiary of Fletcher Challenge Forests. Shares held under the EEF funds, previously accounted for under the Treasury Stock method, are included as part of the Reported Capital.

      In August 1999, 15,428,821 Fully Paid Fletcher Challenge Paper Shares, held by the EEF, previously accounted for under the Treasury Stock method, were cancelled. As Reported Capital is shown net of Treasury Stock, these cancellations had no impact on Reported Capital.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                                2002           2001             2000
                                                                            -------------  -------------    ------------
9 CAPITAL continued

FLETCHER CHALLENGE FORESTS ORDINARY SHARES

Number of Shares at the beginning of the year                                 922,207,133    847,022,182     823,880,521
Issue of Shares(1)                                                                     -      75,000,000       4,110,364
Net Movement in Shares accounted for under the Treasury Stock method                   -         184,951      19,031,297
                                                                            -------------  -------------    ------------
                                                                              922,207,133    922,207,133     847,022,182
                                                                            =============  =============    ============

FLETCHER CHALLENGE FORESTS PREFERENCE SHARES

Number of Shares at the beginning of the year                               1,859,015,794             -               -
Issue of Shares(1)                                                                     -   1,859,015,794              -
                                                                            -------------  -------------    ------------
                                                                            1,859,015,794  1,859,015,794              -
                                                                            =============  =============    ============
FLETCHER CHALLENGE BUILDING SHARES

Number of Shares at the beginning of the year                                          -     342,632,401     325,362,696
Issue of Shares                                                                        -              -          359,178
Shares issued under the Dividend Reinvestment Plan                                     -       1,908,252       4,605,102
Net Movement in Shares accounted for under the Treasury Stock method                   -              -       12,305,425
Cancellation of Shares(2)                                                              -    -344,540,653              -
                                                                            -------------  -------------    ------------
                                                                                       -              -      342,632,401
                                                                            =============  =============    ============
FLETCHER CHALLENGE ENERGY SHARES

Number of Shares at the beginning of the year                                          -     342,829,686     327,794,752
Issue of Shares                                                                        -       8,287,661         722,964
Shares issued under the Dividend Reinvestment Plan                                     -              -        3,004,808
Net Movement in Shares accounted for under the Treasury Stock method                   -          86,500      11,307,162
Cancellation of Shares(2)                                                              -    -351,203,847              -
                                                                            -------------  -------------    ------------
                                                                                       -              -      342,829,686
                                                                            =============  =============    ============
FLETCHER CHALLENGE PAPER SHARES

Number of Shares at the beginning of the year                                          -     637,884,780     636,630,377
Issue of Shares                                                                        -              -        1,254,403
Cancellation of Shares(3)                                                              -    -637,884,780              -
                                                                            -------------  -------------    ------------
                                                                                       -              -      637,884,780
                                                                            =============  =============    ============

(1) Relates to the issue of 1,709,015,794 Fletcher Challenge Forests Preference Shares following a Rights Offer in December 2000 and the issue of 75,000,000 Fletcher Challenge Forests Ordinary Shares and 150,000,000 Fletcher Challenge Forests Preference Shares to Rubicon Limited in March 2001. Fletcher Challenge Forests Limited has two classes of shares:
      Ordinary and Preference. The Preference Shares rank equally with the Ordinary Shares in all respects (including dividend and voting rights) except that the Preference Share has prior ranking (to the amount of $0.25 per share) in the event of a liquidation of the company, for a period of five years from allotment (15 December 2000). During this period, holders of Preference Shares will vote with holders of Ordinary Shares on all matters except a vote relating to a liquidation of the Company, in which case a separate vote of the holders of the Preference Shares will be required.

(2) As part of the separation process with an effective date of 23 March 2001, Fletcher Challenge Building became a newly created stand-alone publicly listed company, Fletcher Building Limited; Fletcher Challenge Energy was sold to Shell and Apache Corporation; and Fletcher Challenge Forests remains as the continuing business of Fletcher Challenge Limited, renamed Fletcher Challenge Forests Limited. Holders of Fletcher Challenge Building Shares received, in exchange for each Fletcher Challenge Building Share, one fully paid share in Fletcher Building Limited. Fletcher Challenge Forests Shareholders continue to hold existing Fletcher Challenge Forests Ordinary and Preference Shares in Fletcher Challenge Forests Limited.

(3) Following the sale of Fletcher Challenge Paper to Norske Skog on 28 July 2000 these Fletcher Challenge Paper Shares were cancelled.

As at 30 June 2002, shares held by the Fletcher Challenge Employee Share Purchase Scheme accounted for under the Treasury Stock method include 7,300,764 fully paid Fletcher Challenge Forests Shares.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                                        2002          2001          2000
                                                                                        NZ$M          NZ$m          NZ$m
                                                                                        ----          ----          ----
9 CAPITAL continued
CAPITAL FUNDS                        Coupon             Election Date
Series 2000 Capital Notes            14.50%             30 September 2000                 -             -            152
Series 2001 Capital Notes            12.25%             31 October 2001                   -             -            100
Series 2002 Capital Notes            11.25%             15 December 2002                  -             -             78
Series 2003 Capital Notes             8.05%             15 June 2003                      -             -             72
Series 2003 Capital Notes            10.30%             30 November 2003                  -             -             48
Series 2004 Capital Notes             8.00%             15 April 2004                     -             -            102
Series 2004 Capital Notes             8.00%             15 April 2004                     -             -              9
Series 2004 Capital Notes             8.00%             15 April 2004                     -             -             12
Series 2005 Capital Notes            10.00%             30 April 2005                     -             -            193
                                                                                        ----          ----          ----
Fletcher Challenge Group Capital Funds                                                    -             -            766
                                                                                        ====          ====          ====

As part of the separation process, Fletcher Challenge Forests and Fletcher Challenge Industries Limited (FCIL) novated their obligations to Fletcher Building Limited in respect of 35 per cent of the Capital Notes and increased the interest rate by 0.50 per cent; FCIL redeemed the balance of the Capital Notes for cash at fair market prices; and if holders held less than $5,000 of Capital Notes, FCIL redeemed all of the Capital Notes for cash at fair market prices. These payments were included within the cash flow for Discontinued Operations.

OPTIONS ON SHARE CAPITAL
FLETCHER CHALLENGE FORESTS OPTIONS
As a result of the separation of the Fletcher Challenge targeted share structure, Fletcher Challenge determined it was appropriate to offer a cash payment (calculated by reference to the fair value of the option) to holders of Fletcher Challenge Forests Options in consideration for bringing forward the exercise date of their options. As a consequence, Fletcher Challenge Forests Options have now lapsed.

                                                          2002                      2001                    2000
                                                    ------------------   -----------------------   ---------------------
                                                    NUMBER    WEIGHTED     Number       Weighted    Number      Weighted
                                                               AVERAGE                   Average                 Average
                                                              EXERCISE                  Exercise                Exercise
                                                               PRICE                     Price                   Price
                                                    ------    --------   ----------     --------   ---------    --------
Options outstanding at the beginning of the year        -           -     8,138,319        $2.64   8,355,331       $2.59
Options granted during the year where the
    exercise price exceeds the market price of
    shares (at grant date)                              -           -            -            -       52,190       $0.96
Options lapsed during the year                          -           -    -8,134,644        $2.74          -           -
Options forfeited during the year                       -           -        -3,675        $3.47    -269,202       $3.12
                                                    ------    --------   ----------     --------   ---------    --------
Options outstanding at the end of the year              -           -            -            -    8,138,319       $2.64
                                                    ======    ========   ==========     ========   =========    ========
Options exercisable at the end of the year              -           -            -            -    5,587,374       $2.97
Options not exercisable due to the exercise period
    not yet reached                                     -           -            -            -    2,550,945       $1.92

Weighted average remaining contractual life
    of outstanding options                                          -                         -                  5 years

Total Compensation Cost recognised in income                        -                       <$1m                     $1m

Weighted average fair value of options granted
    during the year where the exercise price
    exceeds the market price of shares (at
    grant date)                                                     -                          -                   $0.61

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

9 CAPITAL continued

The weighted average fair values granted were calculated using the Black-Scholes options pricing formula. Significant assumptions used in applying this formula were as follows:

                                                                                      2002          2001          2000
                                                                                    WEIGHTED      Weighted      Weighted
                                                                                     AVERAGE       Average       Average
                                                                                      VALUE         Value         Value
                                                                                    --------      --------      --------
Estimated life of options              years                                              -             -             10
Estimated volatility of options            %                                              -             -           40.0
Estimated dividends per share          cents                                              -             -            1.5
                                                                                    ========      ========      ========


                                                                                       Fletcher Challenge Forests Group
                                                                                       2002          2001           2000
                                                                                       NZ$M          NZ$m           NZ$m
                                                                                      ------        ------         -----
10 RESERVE MOVEMENTS
Reserves at the beginning of the year                                                    -44         3,633         1,982
Net Earnings                                                                            -249          -107           382
Investment Revaluation                                                                    -           -187           714
Reversal of Investment Revaluation on Sale of Investments                                 -           -316            -
Derivative Financial Instruments
    Opening adjustment on adoption of SFAS 133                                            -           -169            -
    Net loss transferred to Earnings                                                      -            166            -
    Changes in fair value of Cash Flow hedging instruments                                -           -184            -
Disposal of Fletcher Challenge Building, Energy and Paper
    Revenue Reserves                                                                      -         -2,469            -
    Retained Earnings in Associates                                                       -             23            -
    Investment Revaluation                                                                -           -262            -
    Net Currency Translation                                                              -           -827            -
Net variations on translation of foreign currency financial statements net of gains and losses on designated foreign currency monetary items (net of
    Taxation - refer to note 19)                                                          -6           745           708
Dividends and Distributions paid and proposed (refer to note 8)                           -            -90          -153
                                                                                      ------        ------         -----
Total Reserves                                                                          -299           -44         3,633
                                                                                      ======        ======         =====
RESERVE TRANSFERS

Equity Earnings of Associates transferred from Revenue Reserves (net of Dividends)         8           -14          -118
Retained Earnings of Associates transferred to Revenue Reserves upon Realisation           1          -292             4
                                                                                      ======        ======         =====

11 RESERVE BALANCES
Reserves comprise:

    Retained Earnings                                                                 -1,006          -750         2,381
    Retained Earnings in Associates                                                       10             3          -298
    Investment Revaluation                                                                -             -            765
    Net Currency Translation                                                             697           703           785
                                                                                      ------        ------         -----
Total Reserves                                                                          -299           -44         3,633
                                                                                      ======        ======         =====

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                                        Fletcher Challenge Forests Group
                                                                                       2002          2001          2000
                                                                                       NZ$M          NZ$m          NZ$m
                                                                                      ------        ------         -----
12 MINORITY EQUITY
Share Capital                                                                             -             -          1,081
Reserves                                                                                  31            30         1,087
                                                                                      ------        ------         -----
                                                                                          31            30         2,168
                                                                                      ======        ======         =====

--------------------------------------------------------------------------
Included within Minority Equity for June 2000 is Minority Equity of $2,132
million related to Discontinued Operations.
--------------------------------------------------------------------------

13 STOCKS
Raw Materials and Work in Progress                                                         2             8
Finished Goods                                                                            67            67
                                                                                      ------        ------
                                                                                          69            75
                                                                                      ======        ======

14 DEBTORS
Trade Debtors                                                                             51            48
Less Provision for Doubtful Debts                                                         -2            -3
                                                                                      ------        ------
                                                                                          49            45
Deferred Option Premium                                                                    6            -
Other Receivables                                                                          9             5
                                                                                      ------        ------
                                                                                          64            50
                                                                                      ======        ======

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                           Fletcher Challenge Forests Group
                                                                 2002          2001
                                                                 NZ$M          NZ$m
                                                                ------        ------
15 FIXED ASSETS
Cost
    Forest Land                                                    157           159
    Other Land                                                      40            36
    Buildings                                                       44            43
    Plant and Equipment                                            238           232
    Capital Work in Progress                                         2            13
                                                                ------        ------
Total Cost                                                         481           483
Accumulated Depreciation
    Buildings                                                      -11           -12
    Plant and Equipment                                           -134          -111
                                                                ------        ------
Total Accumulated Depreciation                                    -145          -123
                                                                ------        ------
Total Fixed Assets                                                 336           360
                                                                ======        ======
Land and Buildings Analysis
    Industrial                                                      73            67
    Forestry                                                       157           159
                                                                ------        ------
Total Land and Buildings                                           230           226
                                                                ======        ======
Domicile of Fixed Assets

    New Zealand                                                    336           360
                                                                ======        ======
Functional Currency of Fixed Assets(1)
    New Zealand Dollar                                             336            -
    United States Dollar                                            -            360
                                                                ------        ------
Total Fixed Assets                                                 336           360
                                                                ======        ======

At 30 June 2002 the fair value of Land and Buildings (excluding Forest Land), based upon Government valuations, was approximately $73 million. The Government valuations of forest land was approximately $273 million.

(1) Effective from 30 June 2001, the Company changed its functional currency designation of Fixed Assets from United States Dollars to New Zealand Dollars.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                Fletcher Challenge Forests Group
                                                                      2002          2001
                                                                      NZ$M          NZ$m
                                                                     ------        ------
16 PLANTATION FOREST CROP
Plantation forest crop at valuation                                   1,176         1,123
                                                                     ------        ------
                                                                      1,176         1,123
                                                                     ======        ======
Crop Carrying Value at the beginning of the year                      1,123         1,648
Capitalised Interest                                                     -            111
Forest Costs Capitalised                                                 -             18
Cost of Depletions(1)                                                    -            -86
Permanent Impairment(2)                                                  -           -207
Currency Translation                                                     -            264
Revaluation(3)                                                           53          -625
                                                                     ------        ------
Crop Carrying Value at the end of the year                            1,176         1,123
                                                                     ======        ======

(1) The capitalised forests costs and interest of each stand are written off to earnings at the time of harvesting (depletions).

(2) Primarily as a result of current low log prices, the carrying value of the plantation forest crop (on a historical cost basis) exceeded the estimated recoverable amount of the crop. The recoverable amount was determined as the sum of expected future discounted net cash flows taking into account the age, condition, location and intended end use of plantation forest crop.

(3) The following table summarises the main elements of change in the Forest Valuation for the year ended 30 June 2002:

                                                                                                                    NZ$m
                                                                                                                  ------
Opening Crop Valuation                                                                                             1,123
Revaluation:
    Growth and Replanting                                                                                   128
    Harvesting Removals                                                                                     -77
    Movement in Price Index                                                                                  18
    Other Changes including Cost Inflation, Area Changes and Changes in Harvest Profile                     -16
Total Revaluation                                                                                                     53
                                                                                                                  ------
Closing Crop Valuation                                                                                             1,176
                                                                                                                  ======

The cost base used in determining the fair value of the plantation forest crop is based upon the current costs of managing the joint estates of Fletcher Challenge Forests and the Central North Island Forest Partnership. Management of the Fletcher Challenge Forest Estate on a stand alone basis may increase the cost base from current levels.

At 30 June 2001, the Group changed its accounting policy in respect of the carrying value of the plantation forest crop from a historical cost to a market value basis as set out in the Group's Statement of Accounting Policies (refer to note 1).

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

16 PLANTATION FOREST CROP continued
The following table summarises the valuation by age class:

                                                                              2002                        2001
                                                                    ------------------------    ------------------------
                                                                    HA (000'S)          NZ$M    Ha (000's)          NZ$m
                                                                    ----------        ------    ----------        ------
1-5 years                                                                   18            24            19            23
6-10 years                                                                  15            52            16            45
11-15 years                                                                 23           161            24           180
16-20 years                                                                 32           385            32           376
21-25 years                                                                 21           417            20           386
Over 25 years                                                                5           137             5           113
                                                                    ----------        ------    ----------        ------
                                                                           114         1,176           116         1,123
                                                                    ==========        ======    ==========        ======

The following table summarises the projected harvest volumes of the existing crop (millions of cubic metres) by five year period:

                          2003-2007   2008-2012   2013-2017   2018-2022   2023-2027    2028-2032   2033-2037       TOTAL
                          ---------   ---------   ---------   ---------   ---------    ---------   ---------       -----
Radiata
    Pruned                      1.3         2.8         2.4         1.7         1.9          0.5          -         10.6
    Structural                  1.0         2.4         3.5         2.3         2.1          1.0         0.1        12.4
    Utility                     3.8         3.7         3.7         3.2         3.1          1.3         0.1        18.9
    Industrial                  1.7         2.3         2.3         1.9         1.9          0.7          -         10.8
    Pulp                        1.6         1.9         2.2         2.1         1.7          0.7          -         10.2
Douglas Fir                     0.2          -           -           -           -           0.8         0.2         1.2
Other Species                   0.1         0.2         0.1          -           -            -           -          0.4
                          ---------   ---------   ---------   ---------   ---------    ---------   ---------       -----
                                9.7        13.3        14.2        11.2        10.7          5.0         0.4        64.5
                          =========   =========   =========   =========   =========    =========   =========       =====

The following table summarises the prices (by sales grade) adopted for the valuation and the June 2002 quarter prices:

                                                           June 2002        June 2002       June 2001
                                                          12 Quarter         Quarter       12 Quarter
                                                           NZ$/m(3)          NZ$/m(3)       NZ$/m(3)
                                                                        (for information
                                                                            purposes)
                                                          ----------    ----------------   ----------
Radiata
    Pruned                                                       174           166            172
    Structural                                                   108           108            104
    Utility                                                      101           100             98
Industrial                                                        70            69             68
    Pulp                                                          56            50             56
Douglas Fir                                                      105           104            105
Other Species                                                     61            61             60
                                                          ----------    ----------------   ----------
Weighted Average Price                                           100            99             99
                                                          ==========    ================   ==========

Sensitivity of Valuation to Changes in Key Assumptions:

                                                                                                                    2002
Impact on Crop Valuation                                                                                            NZ$m
                                                                                                                    ----
Price
    10% increase                                                                                      plus           194
    10% decrease                                                                                     minus           183
Discount Rate
    50 basis points increase                                                                         minus            46
    50 basis points decrease                                                                          plus            50
                                                                                                                    ----

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                                              Fletcher Challenge Forests Group
                                                                                                     2002          2001
                                                                                                     NZ$M          NZ$m
                                                                                                    ------        ------
17 INVESTMENTS
Investment in Associates (1)                                                                            24            21
Loans to the Central North Island Forest Partnership                                                    -            357
                                                                                                    ------        ------
                                                                                                        24           378
                                                                                                    ======        ======
CARRYING VALUE OF ASSOCIATES
Balance at the beginning of the year including goodwill of $4 million (2001: $5 million)                21           502
Effect of exchange rate changes                                                                         -2            33
Write-down of carrying value                                                                            -           -467
Associates disposed of during the year                                                                  -3           -33
Earnings of associates before goodwill and dividends                                                    15           -13
Goodwill amortised                                                                                      -1            -1
Dividends                                                                                               -6            -
                                                                                                    ------        ------
Balance at the end of the year including goodwill of $3 million (2001: $4 million)                      24            21
                                                                                                    ======        ======
GOODWILL RELATING TO INVESTMENT IN ASSOCIATES

Goodwill                                                                                                 7             7
Accumulated amortisation                                                                                -4            -3
                                                                                                    ------        ------
Unamortised balance of goodwill                                                                          3             4
                                                                                                    ======        ======
(1) COMBINED ASSOCIATES' STATEMENT OF FINANCIAL POSITION

Current Assets                                                                                         148           181
Term Assets                                                                                             22            33
                                                                                                    ------        ------
Total Assets                                                                                           170           214
                                                                                                    ------        ------
Current Liabilities                                                                                    -34           -71
Term Liabilities                                                                                       -88           -92
                                                                                                    ------        ------
Total Liabilities                                                                                     -122          -163
                                                                                                    ------        ------
Net Assets                                                                                              48            51
Interests held by Third Parties                                                                        -24           -30
                                                                                                    ------        ------
Investment in Associates                                                                                24            21
                                                                                                    ======        ======

Loans to the Central North Island Forest Partnership at 30 June 2001 of $357 million were due within one year and bore interest as at 30 June 2001 of 7.8 per cent. During the year ended 30 June 2001 accrued interest of $26 million was recognised by the Fletcher Challenge Forests Group.

Primarily as a result of sustained low United States dollar log prices the Central North Island Forest Partnership breached certain loan ratios and covenants at 31 December 2000, putting the senior bank debt facility of approximately US$640 million in default. As a result of the default and the likely realisation of the Partnership's assets, Fletcher Challenge Forests wrote off its equity and wrote down the carrying value of the subordinated loan to US$225 million as at 31 December 2000.

Following the write-down in the realisable value of the forest estate on 31 December 2000 the Group's investment in the Central North Island Forest Partnership ceased to be accounted for as an associate. The Group also ceased to recognise interest income from this date.

On 26 February 2001, the lending banks appointed Mr Michael Stiassny and Mr Grant Graham of Ferrier Hodgson as Receivers to manage the sale of the Partnership's assets and since that date the business has been maintained under Fletcher Challenge Forests management. The Receivers appointed investment bankers Morgan Stanley as advisors and in August 2001 released an Information Memorandum to potential bidders (refer to note 24).

On 30 June 2001, the loan was further written down to US$145 million (NZ$357 million) and at 31 December 2001 the balance of the loan, US$145 million (NZ$349 million), was written off.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                                                    Fletcher Challenge Forests Group
                                                                                                             2002       2001
                                                                                                             NZ$M       NZ$m
                                                                                                             ----       ----
18 CREDITORS
Trade Creditors                                                                                                70        76
Accrued Interest                                                                                                2         3
Accrued Employee Benefits                                                                                       8         8
Provisions                                                                                                     25        21
                                                                                                              ---       ---
                                                                                                              105       108
                                                                                                              ===       ===

PROVISIONS
Environmental                                                                                                   5         7
JEWP Operations                                                                                                 3        --
Intercompany                                                                                                    7         7
Litigation                                                                                                      4         5
Acquisition costs                                                                                               4        --
Other                                                                                                           2         2
                                                                                                              ---       ---
                                                                                                               25        21
                                                                                                              ===       ===
ENVIRONMENTAL
Balance at the beginning of the year                                                                            7         7
Provision released                                                                                             -2        --
                                                                                                              ---       ---

Balance at the end of the year                                                                                  5         7
                                                                                                              ===       ===

The environmental provision was established to provide for ongoing management and remedial costs (on an undiscounted basis) at various forestry and processing sites. In June 2002, the provision was reduced by $2 million following an assessment of expected future costs. The provision is expected to be utilised progressively over the coming five years

JEWP OPERATIONS
Balance at the beginning of the year                                                                           --        --
Provision made                                                                                                  3        --
                                                                                                              ---       ---

Balance at the end of the year                                                                                  3        --
                                                                                                              ===       ===

The provision was established in June 2002 for the closure of the Japanese Engineered Wood Products (JEWP)
business unit. The costs relate to completion of an onerous supply contract and redundancy costs. The provision will be utilised in the next financial year

INTERCOMPANY
Balance at the beginning of the year                                                                            7         7
                                                                                                              ---       ---

Balance at the end of the year                                                                                  7         7
                                                                                                              ===       ===

The intercompany provision was established to provide for issues on intercompany balances with companies related to the Group's investment in the Central North
Island Forest Partnership. Utilisation depends upon the outcome of the Receivership process

LITIGATION
Balance at the beginning of the year                                                                            5        --
Amount utilised                                                                                                -1        --
Provision established                                                                                          --         5
                                                                                                              ---       ---

Balance at the end of the year                                                                                  4         5
                                                                                                              ===       ===

The litigation provision was established to provide for the costs of defending the Group from the CITIC litigation (refer to note 23). The timing of future litigation is uncertain

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued



                                                                          Fletcher Challenge Forests Group
                                                                                 2002      2001
                                                                                 NZ$M      NZ$m
                                                                                 ----      ----
18 CREDITORS continued

ACQUISITION COSTS
Balance at the beginning of the year                                                 -       -
Provision made                                                                       4       -
                                                                                   ---      --

Balance at the end of the year                                                       4       -
                                                                                   ===      ==

The provision for acquisition costs was established in June 2002 for costs related to the proposed acquisition of the Central North Island Forest Partnership's assets (refer to note 24). The provision will be utilised in the next financial year

19 TAXATION
   Provision for Current Taxation:
       Current Taxation in the Statement of Financial Performance                    7       -
       Net Taxation Payments                                                        -2       -
                                                                                  ----     ---
   Provision for Current Taxation                                                    5       -
                                                                                  ====     ===
   Provision for Deferred Taxation
   Timing Differences:
   Deferred Taxation Assets:
       Net Operating Loss Carryforwards                                           -161     -70
                                                                                  ----     ---
   Total Deferred Taxation Assets                                                 -161     -70
   Valuation Allowance(1)                                                            3      15
                                                                                  ----     ---

   Net Deferred Taxation Assets                                                   -158     -55
   Deferred Taxation Liabilities:
       Depreciation and Amortisation                                               295     181
                                                                                  ----     ---
   Provision for Deferred Taxation                                                 137     126
                                                                                  ====     ===
   Non Current Deferred Taxation                                                   137     126
                                                                                  ----     ---
   Provision for Deferred Taxation                                                 137     126
                                                                                  ====     ===

   Provision for Deferred Taxation:
       Opening Provision for Deferred Taxation                                     126     387
       Deferred Taxation in the Statement of Financial Performance                   2    -287
       Deferred Taxation in Reserves (refer note 10)                                 -      -7
       Transfer of Taxation Losses                                                   9      33
                                                                                   ---     ---

   Provision for Deferred Taxation                                                 137     126
                                                                                   ===     ===

(1) During the year ended 30 June 2002, Fletcher Challenge Forests reviewed its taxation position and assessed the recovery of taxation assets by jurisdiction. Following the review it was determined that a valuation allowance of $3 million (June 2001: $15 million) was required. The net change in the total valuation allowance for the years ended 30 June 2002 and 30 June 2001 were decreases of $12 million and $31 million respectively.

Operating Losses can, subject to meeting minimum shareholder continuity requirements, be carried forward indefinitely under New Zealand income tax legislation. Fletcher Challenge Forests expects to generate sufficient taxable income to utilise the benefit of $60 million of Operating Losses recognised which will expire if not effectively utilised within two years due to the loss of shareholder continuity following the Fletcher Challenge Group separation process.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued


                                               Fletcher Challenge Forests Group
                                                      2002        2001
                                                      NZ$M        NZ$m
                                                      ----        ----
20 TERM DEBT

Loans subject to Restrictive Undertakings:
    Loans with Floating Interest Rates                  102       369
    Loans with Fixed Interest Rates                     167         5
                                                       ----      ----

Term Debt                                               269       374
                                                       ====      ====

Summary of Repayment Terms
    Due for Repayment:

    between three and four years                        264       369
    after five years                                      5         5
                                                       ----      ----

Term Debt                                               269       374

Summary of Interest Rates by Repayment Period (%)
    Due for Repayment:
    between three and four years                        6.9       6.7
    after five years                                   13.0      13.0
                                                       ====      ====

Weighted Average Interest Rate                          7.1       6.8
                                                       ====      ====

Summary of Interest Rates by Currency (%)
    New Zealand Dollar                                  8.8      13.0
    United States Dollar                                5.7       6.7
                                                       ----      ----

Weighted Average Interest Rate                          7.1       6.8
                                                       ====      ====

Denomination of Currencies:
    New Zealand Dollar                                  120         5
    United States Dollar                                149       369
                                                       ----      ----

Term Debt                                               269       374
                                                       ====      ====

LOANS SUBJECT TO RESTRICTIVE UNDERTAKINGS

The Restrictive Undertakings relate to the Restricted Group. Certain subsidiaries are designated Restricted. The Restricted Group borrows funds based on covenants and security over the business and assets of the Restricted Group. The Restrictive Undertakings include the covenant that additional security can be given only in very limited circumstances. The covenants, which have been tested continuously from 31 December 2001, require that:

      (i) Term debt will not exceed earnings before interest, taxation, depreciation, amortisation, revaluations and forest management costs by a factor of 4.0 times. From 30 June 2002, the covenant reduced to
            3.75 times.

      (ii) Earnings before interest, taxation, depreciation, amortisation, revaluations and forest management costs were required to exceed interest expense by 2.5 times. From 1 July 2002, the covenant increased to 2.75 times.

      (iii) Net Equity must remain above US$400 million.

In addition, Earnings before Interest and Taxation and Total Tangible Assets of Restricted Subsidiaries must exceed 90 per cent of the Group's consolidated Earnings before Interest and Taxation and Total Tangible Assets respectively.

Since the initial drawing on 23 March 2001, we have identified that both Earnings before Interest and Taxation and Total Tangible Assets of Restricted Subsidiaries represent less than the minimum required 90 per cent of the Group's consolidated Earnings before Interest and Taxation and Total Tangible Assets respectively.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

20 TERM DEBT  continued

We have communicated with the Facility Agent and requested a waiver of this requirement and that the Facility be amended. The Facility Agent has indicated a willingness to grant an amendment subject to agreement by all members of the banking syndicate being satisfied that their security has not been materially affected. Such agreement is expected to be given.

If the banking syndicate does not grant a waiver, the Facility Agreement allows them to cancel the facility and require immediate repayment of all outstanding amounts. We do not expect cancellation of the Facility, or that the consequences of this issue will be significant to Fletcher Challenge Forests.

UNUSED COMMITTED LINES OF CREDIT

At 30 June 2002 the Group had, subject to ratio compliance, $87 million in unutilised committed lines of credit. The facility of $87 million expires within four years.

21 FINANCIAL INSTRUMENTS

(1) MANAGEMENT POLICIES

CURRENCY BALANCE SHEET RISK

It is Group policy to manage foreign exchange exposure to eliminate balance sheet ratio risk. Each business's non-monetary assets are recorded in their functional currency. The currency denomination of debt outstanding is managed so that the proportion of total debt represented by debt in each currency is approximately the same as the proportion of total assets recorded in each of those currencies. Where the proportion of the underlying debt in any currency does not equate to the required proportion of total debt, currency swaps were entered into to eliminate the exposure.

Following the change in Group functional currency from United States dollars to New Zealand dollars at 30 June 2001, the Group announced its intention to migrate a portion of its United States dollar denominated debt into New Zealand dollars.

CURRENCY TRADE RISK

It is Group policy that no currency exchange risk may be entered into or allowed to remain outstanding should it arise on trade transactions. When exposures are incurred by operations in currencies other than their functional currency, they are eliminated by hedging transactions.

INTEREST RATE RISK

The Group's previous policy in managing interest rates prior to the separation process had been to maintain a fixed interest ratio in the range of 40 per cent to 60 per cent of total debt outstanding. The position in range was managed and depended upon underlying interest rate exposures and economic conditions.

Following separation, floating rate debt was progressively migrated to fixed rate debt and going forward will be maintained in the range of 40 per cent to 70 per cent of total debt outstanding.

The Group does not enter into derivative financial instruments for trading purposes.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

21 FINANCIAL INSTRUMENTS  continued

(2) BALANCE SHEET RISK

Derivative financial instruments are used as a means of managing the Group's exposure to fluctuations in foreign currency exchange rates and interest rates. While these financial instruments are subject to the risk of market rates changing subsequent to acquisition, such changes would generally be offset by opposite effects on the items being hedged.

The total principal or contract amounts of derivative financial instruments outstanding at balance date were as follows:

                                                Fletcher Challenge Forests Group
                                                        2002          2001
                                                        NZ$M          NZ$m
                                                        ----          ----
Forward Exchange Contracts                                 9             8
Foreign Exchange Options(1)                             -534            -
Interest Rate Swaps                                      162            -

(1) Foreign Exchange Options for 2002 includes an option taken out to purchase US$250 million for NZ$537 million in relation to the proposed acquisition of the Central North Island Forest Partnership assets (refer to note 24). In August 2002 following the cancellation of the proposed acquisition, this option was settled for a gain of approximately $3 million on the book value at 30 June 2002 ($6 million).

(3) CREDIT RISK

To the extent the Group has a receivable from another party there is a credit risk in the event of non-performance by that counter-party.

Contracts have been entered into with various counter-parties in accordance with limits set forth by Management as to credit rating and dollar limits. Fletcher Challenge Forests does not require collateral or other security to support financial instruments. While Fletcher Challenge Forests may be subject to credit losses up to the principal or contract receivable amounts in the event of non-performance by its counter-parties, it does not expect such losses to occur except for those included in the Provision for Doubtful Debts.

In accordance with the counter-party restrictions set by Management, there are no significant concentrations of credit risk.

(4) INTEREST RATE REPRICING

In line with the Group's interest rate policy a spread of long and short term fixed and floating rate borrowings and hedge instruments have been entered into. The following table sets out the interest rate repricing profile and weighted average interest rate of borrowings and interest rate hedges:

                                                                                Fletcher Challenge Forests Group
                                                                                 2002                        2001
                                                                          NZ$M           %            NZ$m           %
Interest Rate Repriced:
(including average interest rate)
    within one year                                                        102           6.8           369           6.7
    between two years and five years                                       162           7.1             -             -
    after five years                                                         5          13.0             5          13.0
                                                                           ===          ====           ===          ====

Debtors and Creditors are not interest rate sensitive.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

21 FINANCIAL INSTRUMENTS  continued

(5) FAIR VALUES

The estimated fair value of the Group's financial assets and liabilities does not differ materially from the carrying values.

All financial instruments held by the Group at balance date were deemed as ineffective hedges and the fair values have been recognised in earnings in the current period.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practical to estimate that value:

TERM DEBT

The fair value of the Group's term debt is estimated based on current market interest rates (including an appropriate margin) available to the Group for debt of similar maturities and on the basis that term debt at fixed interest rates is to maturity.

CURRENCY FORWARD EXCHANGE CONTRACTS

The fair value of currency forward exchange contracts is estimated based on the quoted or estimated market prices of those instruments.

INTEREST RATE SWAPS

The fair value of interest rate swaps are estimated based on the quoted or estimated market price.

                             Fletcher Challenge Forests Group
                                     2002      2001
                                     NZ$M      NZ$m
                                     ----      ----
Forward Exchange Contracts            --        --
Foreign Exchange Options(1)            6        --
Interest Rate Swaps                   --        --
                                     ====      ====


(1) Foreign Exchange Options for 2002 includes an option taken out to purchase US$250 million in exchange for NZ$537 million in relation to the proposed acquisition of the Central North Island Forest Partnership assets (refer to note
24). In August 2002, following the cancellation of the proposed acquisition, this option was settled. A gain of $3 million will be recognised in the next accounting period.

INVESTMENTS

It is not practical to estimate fair values of unlisted investments as there are no quoted market prices for those or similar investments. Unlisted investments are carried at net asset backing or at historical cost (refer to note 17). The carrying value amount of loans to Associates is equivalent to the fair value.

CASH AND LIQUID DEPOSITS, SHORT TERM LOANS AND BANK OVERDRAFTS The carrying amount of these items is equivalent to the fair value.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                                                Fletcher Challenge Forests Group
                                                                                                      2002          2001
                                                                                                      NZ$M          NZ$m
                                                                                                      ----          ----
22 LEASE COMMITMENTS

The expected future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at 30 June are as follows:

within   one year                                                                                        2             2
         two years                                                                                       2             2
         three years                                                                                     2             2
         four years                                                                                      2             2
         five years                                                                                      1             1
after    five years                                                                                      1             2
                                                                                                      ----          ----
                                                                                                        10            11
                                                                                                      ====          ====

Operating lease commitments relate mainly to occupancy leases of buildings.

23 CONTINGENT LIABILITIES

There are no contingent liabilities with respect to guarantees extended on trading transactions, performance bonds and other transactions arising in the normal course of business (2001: nil).

The following are the Group's significant Contingent Liabilities:

Fletcher Challenge Forests and a number of its subsidiaries have been named as defendants in an action brought by CITIC New Zealand Limited (now in Receivership). CITIC and Forestry Corporation of New Zealand Limited (in Receivership) are equal partners in the Central North Island Forest Partnership ("the Partnership"). The Receivers now control the litigation. The claims made relate to a number of issues in connection with the management of the Partnership before it was placed in receivership and to the value of the assets purchased from the Fletcher Challenge Group upon the establishment of the Partnership in 1996. A substantial award of damages has been sought, although not formally quantified. However, before the receivership, the claims against the Fletcher Challenge Forests Group were informally quantified by CITIC to be US$182 million, excluding any amount for the claim relating to the assets originally purchased from the Fletcher Challenge Group on the establishment of the Partnership. Fletcher Challenge Forests believes the claims are substantially without merit. The remaining legal and associated expenses provision balance of $4 million is considered adequate to meet further legal expenses.

A claim for US$28.6 million had been made against Fletcher Challenge Forests Industries Limited and Fletcher Challenge Forests USA Inc by Precision Lumber Corporation. The claim alleged unauthorised and unlawful use of trade secrets and confidential information and interference with Precision Lumber Corporation's business relationships. The claim was withdrawn by Precision Lumber in July 2002.

24 EVENTS AFTER BALANCE DATE

On 17 June 2002 Fletcher Challenge Forests Limited reached agreement with the Receivers of the Central North Island Forest Partnership to purchase the Partnership's assets. At a Special Meeting of shareholders on 13 August 2002, the proposed acquisition of the Partnership's assets was not approved by shareholders. Following the shareholder vote, the company expensed in June 2002 all costs in relation to the proposed acquisition of $6 million (refer to notes 3 and 18). In August 2002 the foreign exchange option taken out in relation to the proposed acquisition was settled. A gain of $3 million will be recognised in the next accounting period (refer to note 21).

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

25 ENVIRONMENT

It is Fletcher Challenge Forests Group policy to monitor environmental performance on an ongoing basis and to require that all of its operations comply with applicable environmental regulatory requirements. As part of this policy, Management is required to report regularly to the Board of Directors on current and future environmental performance. The Group also commissions regular independent reports with respect to environmental management systems and the implementation of this policy.

The Group is subject to numerous national and local environmental laws and regulations concerning its products, operations and other activities. Failure to comply with these laws and regulations may result in orders being issued that could cause certain of the Group's operations to cease or be curtailed or may require installation of additional equipment at substantial cost. Violators may be required to compensate those suffering loss or damage by reason of violations and may be fined if convicted of an offence under such legislation.

Management believes that the Group's activities are in compliance in all material respects with applicable environmental laws and regulations.

26 SELF INSURANCE

The Directors of Fletcher Challenge Forests Limited believe that the Fletcher Challenge Forests Group's risk management programmes are adequate to protect its assets and earnings against losses incurred, within a self insurance level of NZ$5 million.

Based on past experience, the Directors do not anticipate that future losses within these levels would have a significant impact on the Group's financial position or performance.

In certain circumstances, where required by law or where Management consider it appropriate, insurance may be arranged for exposures within the self insurance levels. Plantation forests are not insured.

In general terms, subject to the self insurance levels, the Group remains insured with insurers of high credit quality for the following risks at 30 June 2002:

                                                                                                                  NZ$million
                                                                                                                  ----------
Public and product liability                                                                                         100
Loss or damage to Group property including business interruption                                                     150
Marine charterers' liability                                                                                          41

Fletcher Challenge Forests has made provision for reported and estimated unreported losses incurred at balance date.

                                                                                               Fletcher Challenge Forests Group
                                                                                                      2002          2001
                                                                                                      NZ$M          NZ$m
                                                                                                      ----          ----
27 CAPITAL EXPENDITURE COMMITMENTS

Approved by the Directors but uncommitted at 30 June                                                    -             1
Committed at 30 June                                                                                     2           -
                                                                                                      ----          ----

                                                                                                         2            1
                                                                                                      ====          ====

For expenditure:
    within   one year                                                                                    2           -
             three years                                                                                -             1
                                                                                                      ----          ----

                                                                                                         2            1
                                                                                                      ====          ====

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                                        2002          2001          2000
                                                                                        NZ$M          NZ$m          NZ$m
                                                                                        ----          ----          ----
28 RELATED PARTY TRANSACTIONS
FLETCHER CHALLENGE FORESTS GROUP
TRADING ACTIVITIES WITH RELATED PARTIES

Purchase of logs and lumber from the Central North Island Forest Partnership             124           134           125
Amounts owing relating to the purchase of logs and lumber from the Central
    North Island Forest Partnership, and included within Creditors                        13            15            13

Purchase of seedlings from Trees and Technology Limited(1)                                 2             1            -

Sale of logs and lumber to the Central North Island Forest Partnership                    30            32            41
Amounts owed relating to the sale of logs and lumber to the Central North Island
    Forest Partnership, and included within Debtors                                        3             3             3

Sale of wood products to American Wood Moulding                                           31            38            47
Amounts owed relating to the sale of wood products to American Wood Moulding,
    and included within Debtors                                                            1             1             3

Sale of wood products to Tasman KB(2)                                                     -             13            16
Amounts owed relating to the sale of wood products to Tasman KB, and included
    within Debtors                                                                        -              1             7

Sale of wood products to The Empire Company                                               18            16            13
Amounts owed relating to the sale of wood products to The Empire Company,
    and included within Debtors                                                            2             1             2

Sale of Fixed Assets to Rubicon Limited(3)                                                -             80            -

Payment to Rubicon Limited(4)                                                              7            -             -
                                                                                        ====          ====          ====

(1) Trees and Technology Limited is a wholly owned subsidiary of Rubicon
    Limited.

(2) The Group's ownership interest in Tasman KB was sold in July 2001.

(3) Fletcher Challenge Forests sold biotechnology and South American assets to Rubicon Limited on 23 March 2001. Proceeds of $80 million were received and a net gain on sale of $25 million has been recognised in the Statement of Financial Performance.

(4) As part of the Fletcher Challenge Group separation, Fletcher Challenge Forests sold to Rubicon Limited its biotechnology and South American assets but was not able to transfer legal title to certain assets, including an investment in an Argentinean associate. During the year, Fletcher Challenge Forests paid Rubicon $7 million in full and final settlement of all claims in respect of the separation process, including the obligation to make a fund of US$10 million available to Rubicon to meet such claims. Fletcher Challenge Forests holds the assets in trust for Rubicon Limited until the title is transferred. As part of such payment Rubicon has waived any right to make any further claims against Fletcher Challenge Forests for any failure to complete the transfer of title.

(5) These advances are for no fixed term but represent long term funding advances, and bear interest at 6.5 per cent (June 2001: 8.0 per cent; June 2000: 6.5 per cent). The Principal Subsidiaries included within Net Investment in Subsidiary Companies are disclosed in note 34, Principal Operations.

Following the purchase of Fletcher Challenge Paper (including Tasman Pulp & Paper Limited) by Norske Skog on 28 July 2000, Tasman Pulp & Paper Limited ceased to be a party to the Tasman contracts, which represent long term arrangements for the supply of saw logs and pulpwood from the Central North Island Forest Partnership to several Fletcher Challenge companies. Fletcher Challenge Forests remains a purchasing party under the Tasman contracts. It has entered into an agreement to supply certain volumes of pulp wood to Norske Skog on substantially the same terms as the Tasman contracts. The legal status of these arrangements is currently under review by the Receivers of the Partnership estate.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

29 FOREIGN CURRENCIES

All monetary amounts in these financial statements are expressed in New Zealand Dollars unless otherwise stated. An approximation of the New Zealand Dollar equivalent to the particular currencies is:

                                      2002             2001             2000
                                       NZ$              NZ$              NZ$
                                     -----            -----            -----
1,000 Australian Dollars             1,149            1,246            1,284
1,000 United States Dollars          2,045            2,460            2,134
                                     =====            =====            =====

30 UNITED STATES GAAP RECONCILIATION

The Fletcher Challenge Forests Group Financial Statements are prepared in accordance with generally accepted accounting practice in New Zealand (NZ GAAP). However, NZ GAAP does differ in certain significant respects from US GAAP. These differences and the effect of the adjustments necessary to restate Net Earnings and Fletcher Challenge Forests Group Equity are detailed below.

(i) REVALUATION OF PLANTATION FOREST CROP

On 30 June 2001, the Group changed its accounting policy in respect of the carrying value of plantation forest crop from a historical cost basis to a market value basis. Under the market value accounting policy, silviculture and funding costs are charged directly to the Statement of Financial Performance, depletions are no longer written off to earnings at the time of harvesting and any changes in the market valuation of the plantation forest crop are charged directly to the Statement of Financial Performance. Under US GAAP, the carrying value of the plantation forest crop would continue to be recorded on a historical cost basis, silviculture and funding costs would be capitalised to the crop carrying value and the cost of the crop would be written off to earnings at the time of harvesting (depletions). The historic cost carrying value under US GAAP resulted in a permanent impairment difference of $118 million when compared to the recoverable amount. The permanent impairment of $118 million was identified using undiscounted cash flows as required under US GAAP (refer to note (ii) below). This US GAAP impairment primarily arose as a result of using, for the purpose of calculating the recoverable amount, an average of the previous 12 quarter price series, which is consistent with the Company's market value methodology, compared to the former use for the impairment test of the 25th percentile of a long term historical price series. The application of the above described GAAP differences has the following effect on Net Earnings:

                                                                                        2002          2001          2000
                                                                                        NZ$M          NZ$m          NZ$m
                                                                                        ----          ----          ----
Reverse current period revaluation                                                       -53           625            -
Capitalise silviculture costs                                                             21            -             -
Current period depletions based on US GAAP historic cost value                           -82            -             -
Capitalise funding costs                                                                  22            -             -
Permanent Impairment on US GAAP historic cost value                                     -118            -             -
                                                                                        ----          ----          ----
                                                                                        -210           625            -
Taxation                                                                                  69           -61            -
Minority Interest                                                                          3            -9            -
                                                                                        ----          ----          ----
Net Earnings                                                                            -138           555            -
                                                                                        ====          ====          ====

The impact of the Plantation Forest Crop GAAP difference on the Statement of Cash Flows increases Net Cash from Operating Activities and reduces Net Cash from Investing Activities under US GAAP for June 2002 by $43 million compared with NZ GAAP, as capitalised silviculture and funding costs, of $21 million and $22 million respectively, would be included as a component of Investing Activities under US GAAP.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

30 UNITED STATES GAAP RECONCILIATION continued

(ii) PERMANENT IMPAIRMENT

When a Permanent Impairment loss arises, the impairment under NZ and US GAAP is measured as the amount by which the book value exceeds the fair value of the assets. Permanent Impairment is deemed to occur when the recoverable amount falls below the book value of the asset. Under NZ GAAP, the recoverable amount is determined to be the sum of expected future discounted net cash flows arising from the ownership of the asset. Under US GAAP, the recoverable amount is determined to be the sum of expected future undiscounted net cash flows arising from the ownership of the assets. In June 2001 this difference resulted in a reduced write-down in the carrying value of the New Zealand forest estate under US GAAP of $117 million. During the June 2001 year the equity investment in the Central North Island Partnership (the Partnership) was written off following the breach of certain banking covenants. The carrying value of the Partnership under US GAAP was $29 million higher as a consequence of prior year permanent impairment differences, resulting in an additional write-down under US GAAP. In June 2000 the difference resulted in a reduced write-down in the carrying value of the investment in the Partnership under US GAAP. Following the adoption, under NZ GAAP, of market cost accounting for the plantation forest crop any permanent impairment differences relating to the plantation forest crop are included within the "Revaluation of Plantation Forest Crop" GAAP difference (refer to (i) above).

(iii) GAIN ON DISPOSAL

Under US GAAP, the sale of fixed assets cannot be recognised until title has passed. Included within earnings under NZ GAAP for 2002 and 2001 are gains on disposal of fixed assets of $2 million (sale of Ngatapa forest land) and $3 million (sale of the South American operations to Rubicon) respectively from the sale of assets where title is yet to be transferred. The related sales proceeds would be reflected as a payable to the purchaser. The sales proceeds ($3 million June 2002, $36 million June 2001) included within the NZ GAAP Statement of Cash Flows as a component of Net Cash from Operating Activities would be reclassified as a component of Net Cash from Financing Activities under US GAAP.

Under NZ GAAP, upon disposal of an investment in a foreign subsidiary the balance in the Currency Translation Reserve relating to that investment is transferred within reserves, from the Currency Translation Reserve to Revenue Reserves. Under US GAAP, the balance in the Currency Translation Reserve is reported as part of the gain or loss on sale of the subsidiary. The Currency Translation Reserve of Fletcher Challenge Energy and Paper (discontinued operations during the 2001 year) as at the date of disposal was a credit of $770 million and $35 million respectively. In addition, the impact of cumulative US GAAP differences resulted in the gain on disposal of Fletcher Challenge Energy being $21 million higher (Adjustment on Acquisition - Deferred Tax) and for Fletcher Challenge Paper being $26 million (EEF differences) less than that recorded under NZ GAAP.

(iv) PROVISIONS

Under US GAAP, the costs of defending court proceedings, provided for in June 2001, should be expensed as incurred. Consequently, the accrual of such costs in June 2001 ($5 million) and the release of the provision in June 2002 ($1 million) is not permitted under US GAAP.

(v) TRANSFERS AMONG ENTITIES UNDER COMMON CONTROL

As part of the separation process during the June 2001 year, taxation benefits previously attributed to Fletcher Challenge Building, Forests and Paper were purchased by Fletcher Challenge Energy and Forests at fair value resulting in a taxation loss, under NZ GAAP, to Fletcher Challenge Forests of $2 million. A corresponding amount was recorded within the Discontinued Operations of Fletcher Challenge Building, Energy and Paper. In addition, a gain of $22 million has been recorded under NZ GAAP for the sale of biotechnology assets to Rubicon Limited. Under US GAAP these transactions would be accounted for as transactions between entities under common control and recorded at book value by both seller and purchaser.

(vi) EMPLOYEE EDUCATIONAL FUND AND EMPLOYEE WELFARE FUND

Following the changes in the Employee Educational Fund (EEF) and the Employee Welfare Fund (EWF), the EEF and EWF ceased to be consolidated in-substance subsidiaries under NZ GAAP. However, consolidation continued to be required under US GAAP. The assets of the EEF and EWF represent the funds' external investments recorded at market value.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued


30 UNITED STATES GAAP RECONCILIATION continued

(vii) MINORITY EQUITY

Under US GAAP, Minority Equity would not be presented as a component of Total Group Equity.

(viii) WRITE-DOWN OF THE CENTRAL NORTH ISLAND FOREST PARTNERSHIP (IN
RECEIVERSHIP)

During the June 2001 year the Group's carrying value of its equity investment in the Central North Island Forest Partnership (the Partnership) was written down based upon the assessment of the realisable value of the Partnership's assets. Under NZ GAAP the write-down was recorded as an unusual item within Operating Earnings of $465 million. Under US GAAP, the Group recognised its equity method losses of the Partnership, which included an impairment charge for the reduction in the carrying value of the Partnership's forest estate to net realisable value. The equity method losses were recognised first to reduce the carrying value of the Group's investment in the Partnership to zero and subsequently to reduce the value of the Group's advances to the Partnership. Accordingly, under US GAAP the write-down of the equity investment would have been recorded within Equity Earnings.

(ix) DEBT BREAK COSTS

Under US GAAP, debt break costs of $16 million, incurred during the June 2001 year, would have been disclosed as extraordinary items from continuing operations.

(x) CLASSIFICATION OF DEBT

The Group has a US$200 million Senior Credit Facility (the Facility) with a syndicate of banks. The Facility contains certain positive and negative covenants. The Group has identified that both Earnings before Interest and Taxation and Total Tangible Assets of Restricted Subsidiaries represent less than the minimum required 90 per cent of the Group's consolidated Earnings before Interest and Taxation and Total Tangible Assets respectively. The Group has communicated this technical breach to the Facility agent and requested a waiver of this requirement (refer to note 20).

Under NZ GAAP the amount drawn down under the Facility continues to be classified as term debt. If the banking syndicate do not grant a waiver, the Facility agreement allows them to cancel the Facility and require immediate repayment of all outstanding amounts. Under US GAAP, until a waiver is formally obtained, this debt would be classified in the Statement of Financial Position as a short term loan. We do not expect cancellation of the Facility, or that the consequences of this issue will be significant to Fletcher Challenge Forests.

(xi) INCOME TAXES

The Group has not adopted SFAS 109 "Accounting for Income Taxes" for NZ GAAP purposes. Under the Group's accounting policies, tax assets, to the extent they exceed related deferred taxation liabilities, are not recognised unless recovery is considered virtually certain. This criterion is more stringent than SFAS 109. However, the weight of the negative evidence indicates that for the years presented it would be inappropriate to record further tax assets under either US GAAP or NZ GAAP. Accordingly, other than the tax impact on the GAAP differences noted, there are no adjustments for income taxes included in the reconciliation of Net Earnings and Total Group Equity under US GAAP. The Group has adopted SFAS 109 disclosures in notes 5 and 19.

(xii) ADJUSTMENT ON ACQUISITION

Under NZ GAAP, in establishing fair value of assets acquired, the investor reflects deferred income taxes as previously recorded by the investee. This is on the basis that the investee has experienced a deferral of income taxes on assets which continues and is not affected by the acquisition. On consolidation this can result in a credit to earnings to the extent unutilised tax losses are available. Under US GAAP, where the investor has available unutilised tax losses the fair value of the deferred income taxes acquired is adjusted.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

30 UNITED STATES GAAP RECONCILIATION continued

(xiii) RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the FASB issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", which supersedes APB opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after 30 June 2001 and for all business combinations accounted for by the purchase method that are completed after 30 June 2001. SFAS 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. The application of SFAS 141 has not had a material impact on the financial statements of the Group.

In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets" which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets (including those acquired in a business combination) should be accounted for after they have been initially recognised in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after 15 December 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognised in its financial statements at that date. Management is currently evaluating the impact that adoption of SFAS 142 will have on the financial statements of the Group.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and related asset retirement costs. SFAS 143 is effective for financial statements with fiscal years beginning after 15 June 2002, and will not have a material impact on the financial statements of the Group.

In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 requires that long-lived assets to be disposed of be measured at the lower of carrying amount or fair value less costs to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations for which disposals are committed to after the effective date of SFAS 144 will no longer be measured at net realisable value or include amounts for operating losses that have not yet occurred. SFAS 144 is effective for financial statements with fiscal years beginning after 15 December 2001 and is not expected to have a material impact on the financial statements of the Group.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". As a result of rescinding Statement 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect, the criteria in APB Opinion 30 will now be used to classify those gains and losses. We will adopt SFAS 145 as of the beginning of fiscal year 2003, and we do not expect it to have a material impact on the financial statements of the Group.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities", which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3. SFAS 146 requires that a liability for exit or disposal activities be recognised and initially measured at fair value only when a liability has been incurred. Therefore, the recognition of such costs is deferred until all criteria of a liability is met. The implementation of this standard is not expected to have a material impact on the financial statements of the Group.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

30 UNITED STATES GAAP RECONCILIATION continued

(xiv) RECONCILIATION UNDER US GAAP

The application of the above described generally accepted accounting principles in the United States would have had the following effect on Net Earnings, Earnings per Share and Total Group Equity:

                                                                                        2002          2001          2000
                                                                                        NZ$M          NZ$m          NZ$m
                                                                                        ----          ----          ----
(a) NET EARNINGS

Continuing Operations

As reported in accordance with NZ GAAP                                                  -249        -1,377            36
US GAAP adjustments:
    (i)  Revaluation of Plantation Forest Crop                                          -138           555            -
    (ii) Permanent Impairment(1)                                                          -             88             7
    (iii)Gain on Disposal                                                                 -2            -3            -
    (iv) Provisions                                                                       -1             5            -
    (v)  Transfer among Entities Under Common Control                                     -            -20            -
    (vi) Employee Educational Fund and Employee Welfare Fund                              -             -             12
                                                                                         ---         -----           ---
Net Earnings from Continuing Operations in accordance with US GAAP                      -390          -752            55
                                                                                         ---         -----           ---
Discontinued Operations

As reported in accordance with NZ GAAP                                                    -          1,270           346
US GAAP adjustments:
    (ii) Gain on Disposal                                                                 -            800            -
    (v)  Transfer among Entities Under Common Control                                     -             -2            -
    (vi) Employee Educational Fund and Employee Welfare Fund                              -             -            104
    (xii)Adjustment on Acquisition                                                        -              3             5
                                                                                         ---         -----           ---

Net Earnings from Discontinued Operations in accordance with US GAAP(2)                   -          2,071           455
                                                                                         ---         -----           ---

Total Net Earnings in accordance with US GAAP                                           -390         1,319           510
                                                                                         ===         =====           ===


(1) Net of taxation credit of $2 million (June 2001) and $4 million (June 2000).

(2) Net Earnings from Discontinued Operations under US GAAP include a taxation expense of $252 million (June 2001) and $187 million (June 2000).

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                                        2002          2001          2000
                                                                                        NZ$M          NZ$m          NZ$m
                                                                                        ----          ----          ----
30 UNITED STATES GAAP RECONCILIATION continued
(XIV) RECONCILIATION UNDER US GAAP continued
(B) EARNINGS PER SHARE
Using Net Earnings calculated under US GAAP results in the following Earnings per Share amounts:

Basic Net Earnings per Share (cents)
    Fletcher Challenge Forests                                                         -42.4         -86.9           6.5
    Fletcher Challenge Forests - Before Extraordinary Items                            -42.4         -85.1           6.5

    Discontinued Operations
    Fletcher Challenge Building                                                           -          -47.7          25.0
    Fletcher Challenge Energy                                                             -          502.6          93.3
    Fletcher Challenge Energy - Gain on Sale                                              -          419.6            -
    Fletcher Challenge Energy - Trading Operations                                        -           83.0            -
    Fletcher Challenge Paper                                                              -           71.5           0.9
    Fletcher Challenge Paper - Gain on Sale                                               -           70.4            -
    Fletcher Challenge Paper - Trading Operations                                         -            1.1            -

Diluted Net Earnings per Share (cents)
    Fletcher Challenge Forests                                                         -42.4         -86.9           6.0
    Fletcher Challenge Forests - Before Extraordinary Items                            -42.4         -85.1           6.5

    Discontinued Operations
    Fletcher Challenge Building                                                           -          -47.7          23.3
    Fletcher Challenge Energy                                                             -          439.3          77.8
    Fletcher Challenge Energy - Gain on Sale                                              -          364.9            -
    Fletcher Challenge Energy - Trading Operations                                        -           74.4            -
    Fletcher Challenge Paper                                                              -           63.2           0.9
    Fletcher Challenge Paper - Gain on Sale                                               -           60.3            -
    Fletcher Challenge Paper - Trading Operations                                         -            1.1            -

FLETCHER CHALLENGE FORESTS
Denominator (millions of shares)
Denominator for Basic Net Earnings per Fletcher Challenge Forests Share                  919           865           846
Options and Option Equivalents                                                            -             -              1
Shares held by the Employee Educational Fund                                              -             -             22
Capital Notes                                                                             -             -             50
                                                                                         ---           ---           ---
Denominator for Diluted Net Earnings per Fletcher Challenge Forests Share                919           865           919
                                                                                         ===           ===           ===

For the purposes of calculating Net Earnings per Share under SFAS 128 "Earnings per Share" the Fletcher Challenge Forests Preference Shares are required to be excluded from the denominator for the calculation of Basic Net Earnings per Share and are included in the denominator for the calculation of Diluted Net Earnings per Share unless antidilutive. As the Preference Shares have an antidilutive effect they were not included in the computation of Diluted Net Earnings per Share. Shares held by the EEF and EWF (refer to (vi) above) are accounted for under the Treasury Stock method for US GAAP, and considered dilutive securities under SFAS 128. As the shares held by the EEF and EWF have an antidilutive effect in 2002 and 2001, they are not included in the computation of Diluted Net Earnings per Share.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                                        2002          2001          2000
                                                                                        NZ$M          NZ$m          NZ$m
                                                                                        ----          ----          ----
30 UNITED STATES GAAP RECONCILIATION continued
(XIV) RECONCILIATION UNDER US GAAP continued
(B) EARNINGS PER SHARE continued
FLETCHER CHALLENGE BUILDING
Denominator (millions of shares)
Denominator for Basic Net Earnings per Fletcher Challenge Building Share                  -            344           328
Shares held by the Employee Educational Fund                                              -             -             12
Capital Notes                                                                             -             -             60
                                                                                       -----         -----         -----
Denominator for Diluted Net Earnings per Fletcher Challenge Building Share                -            344           400
                                                                                       =====         =====         =====
FLETCHER CHALLENGE ENERGY
Denominator (millions of shares)
Denominator for Basic Net Earnings per Fletcher Challenge Energy Share                    -            347           329
Options and Option Equivalents                                                            -              2             1
Shares held by the Employee Educational Fund                                              -             -             11
Capital Notes                                                                             -             50            73
                                                                                       -----         -----         -----
Denominator for Diluted Net Earnings per Fletcher Challenge Energy Share                  -            399           414
                                                                                       =====         =====         =====
FLETCHER CHALLENGE PAPER
Denominator (millions of shares)
Denominator for Basic Net Earnings per Fletcher Challenge Paper Share  --                638           637
Capital Notes                                                                             -            107            -
                                                                                       -----         -----         -----
Denominator for Diluted Net Earnings per Fletcher Challenge Paper Share                   -            745           637
                                                                                       =====         =====         =====

For June 2001, the denominator for Diluted Net Earnings per Share, Fletcher Challenge Paper - Trading Operations is 638 million. As the Capital Notes have an antidilutive effect on Trading Operations they were not included in the computation of Diluted Net Earnings per Share.

(C) TOTAL GROUP EQUITY
As reported in accordance with NZ GAAP                                                 1,175         1,429         9,431
US GAAP adjustments:
    (i)  Revaluation of Plantation Forest Crop                                           534           555            -
    (ii) Permanent Impairment                                                             -            117            29
    (iii)Gain on Disposal                                                                 -5            -3            -
    (iv) Provisions                                                                        4             5            -
    (vi) Employee Educational Fund and Employee Welfare Fund                              20            20            26
    (vii)Minority Equity                                                                 -31           -30        -2,168
    (xii)Adjustment on Acquisition (Deferred Taxation)                                    -             -            -24
                                                                                       -----         -----         -----
Total Group Equity in accordance with US GAAP                                          1,697         2,093         7,294
                                                                                       =====         =====         =====

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                                        2002          2001          2000
                                                                                        NZ$M          NZ$m          NZ$m
                                                                                        ----          ----          ----
30 UNITED STATES GAAP RECONCILIATION continued
(xiv) RECONCILIATION UNDER US GAAP continued
(d) CHANGES IN TOTAL GROUP EQUITY
Total Group Equity at the beginning of the year in accordance with US GAAP             2,093         7,294         5,594
Opening adjustment on adoption of SFAS 133                                                -           -169            -
                                                                                       -----         -----         -----
                                                                                       2,093         7,125         5,594

Net Earnings in accordance with US GAAP - Continuing Operations                         -390          -752            55
Net Earnings in accordance with US GAAP - Discontinued Operations                         -          2,071           455
Revaluation of Investments                                                                -           -187           714
Net Movement in Cash Flow Hedges                                                          -            -18            -
Reversal of Revaluation Reserve upon Disposal of Investment                               -           -316            -
Movement in Currency Translation Reserve                                                  -6           745           708
                                                                                       -----         -----         -----
Total Recognised Revenues and Expenses for the year under US GAAP                       -396         1,543         1,932
Transfers among Entities Under Common Control                                             -             22            -
Disposal of Subsidiaries                                                                  -         -6,314            -
Movement in Reported Capital                                                              -            573            29
Movement in Capital Funds                                                                 -           -766           -56
Dividends and Distributions                                                               -            -90          -205
                                                                                       -----         -----         -----
Total Group Equity in accordance with US GAAP                                          1,697         2,093         7,294
                                                                                       =====         =====         =====

31 PENSION PLANS

As part of the reorganisation of the Fletcher Challenge Group the Fletcher Challenge Retirement Plan was renamed the Fletcher Building Retirement Plan and Fletcher Building Limited became the sponsoring company. Certain employees of the Fletcher Challenge Forests Group were members of the Fletcher Building Retirement Plan. These members received an offer to transfer their accrued entitlements in that plan to a new retirement plan sponsored by Fletcher Challenge Forests. The Fletcher Challenge Forests Retirement Plan was established on 16 July 2001. The Company's liability to the Fletcher Building Retirement Plan was limited to the value of the increase in members' accrued entitlements between 23 March 2001 and the date of transfer to the new Fletcher Challenge Forests Retirement Plan, less employee and employer contributions made during that period to the Fletcher Building Retirement Plan. Pension plan assets transferred to the Fletcher Challenge Forests Retirement Plan on 27 November 2001 totalled $11 million. This differs from those disclosed due to the finalisation of negotiations with Fletcher Building Limited. The June 2001 balances represent the actuarially determined pension plan assets and obligations of the Company's active employees included within the Fletcher Building Retirement Plan. The pension plan assets and obligations of all non-active participants and certain Fletcher Challenge Corporate employees that did not continue with the Company were assumed by Fletcher Building Limited.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

31 PENSION PLANS continued

Pension plan balances of the continuing operations in 2000 represented pension plan assets, liabilities, income and expenses attributed by the Fletcher Challenge Group to the Forests Division as part of the targeted share structure. The Fletcher Challenge Forests Group had defined benefit pension plans that covered certain employees. The benefits were based on years of service and the employees' compensation during their years of employment. The Group's funding policy was to contribute to the plans to the extent that the service and interest cost of the plans were not covered by the return on plan assets and net amortisation and deferrals. Contributions were intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future. There were no Group plans which had accumulated benefit obligations that exceeded plan assets. Plan assets consisted primarily of property, equity and fixed income securities.

                                                                                           2002          2001          2000
                                                                                           NZ$M          NZ$m          NZ$m
                                                                                           ----          ----          ----
Assets of Plans at Fair Value at the beginning of the year                                  14            50            46
Transfer of Plan Assets previously attributed to Head Office employees and pensioners
    to Fletcher Building Retirement Plan                                                    -            -34            -
Adjustment for actual amounts transferred 27 November 2001 from the Fletcher
    Building Retirement Plan                                                                -3            -             -
Return on Assets                                                                            -             -1             7
Benefit Payments                                                                            -             -1            -3
                                                                                           ----          ----          ----
Assets of Plans at Fair Value                                                               11            14            50
                                                                                           ----          ----          ----
Vested Accumulated Benefit Obligation                                                       11            11            41
                                                                                           ----          ----          ----
Total Accumulated Benefit Obligation                                                        11            11            41
                                                                                           ----          ----          ----
(Deficit)/Excess of Plan Assets over Accumulated Benefit Obligation                         -              3             9
                                                                                           ====          ====          ====
Projected Benefit Obligation at the beginning of the year                                  -12           -43           -42
Transfer of projected benefit obligations previously attributed to Head Office
    employees and pensioners to Fletcher Building Retirement Plan                           -             32            -
Interest Cost                                                                               -             -             -2
Actuarial Loss                                                                              -             -2            -2
Benefit Payments                                                                            -              1             3
                                                                                           ----          ----          ----
Total Projected Benefit Obligation at the end of the year                                  -12           -12           -43
Assets of Plans at Fair Value                                                               11            14            50
                                                                                           ----          ----          ----
Funded (Obligation)/Surplus                                                                 -1             2             7
Less Funded (Obligation)/Surplus Recognised
    (i)  in Earnings in current year -- Periodic Cost                                       -             -7             2
                                     -- Adjustment following 27 November 2001 transfer
                                        from Fletcher Building Retirement Plan               1            -             -
    (ii) in Earnings in previous years                                                      -2             5             3
                                                                                           ----          ----          ----
Recognised Funded (Obligation)/Surplus(1) (2)                                               -1            -2             5
                                                                                           ----          ----          ----
Projected Unrecognised Funded Surplus                                                       -              4             2
                                                                                           ====          ====          ====
Projected Unrecognised Funded Surplus consists of:
    Unrecognised Net Gain                                                                   -              4            -3
    Remaining Unamortised Balance of the Net Pension Plan Transition Asset                  -             -              5
                                                                                           ----          ----          ----
Projected Unrecognised Funded Surplus                                                       -              4             2
                                                                                           ====          ====          ====

(1) Recognised Funded Obligation included within note 18, Creditors for June 2002 ($1 million) and June 2001 ($2 million).

(2) Recognised Funded Surplus included within note 17, Investments for June 2000 ($5 million).

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                                        2002          2001          2000
                                                                                        NZ$M          NZ$m          NZ$m
                                                                                        ----          ----          ----
31 PENSION PLANS continued
Net Periodic Pension Cost
    Interest Cost on Projected Benefit Obligation                                         -             -             -2
    Actual Return on Assets                                                               -             -1             7
    Settlement Cost for transfer to Fletcher Building Retirement Plan                     -             -7            -
    Net Amortisation and Deferral
       (i)   Transition Amount                                                            -             -              1
       (ii)  Asset Gain/(Loss)                                                            -              1            -4
                                                                                        ----          ----          ----
    Net Amortisation and Deferral                                                         -              1            -3
                                                                                        ----          ----          ----
Net Periodic Pension Cost                                                                 -             -7             2
                                                                                        ====          ====          ====

The following table provides the weighted average assumptions used to develop the net periodic pension cost and the actuarial present value of projected benefit obligations for the Group's plans:

                                                                                        2002          2001          2000
                                                                                          %             %             %
                                                                                        ----          ----          ----
Assumed Discount Rate on Benefit Obligations                                             5.5           4.8           4.8
Expected Long Term Rate of Return on Plan Assets                                         5.5           6.0           6.0
Rate of Increase in Future Compensation Levels                                           3.5           4.0           4.0
                                                                                         ===           ===           ===


32 EMPLOYEE REMUNERATION

In accordance with Section 211(1)(g) of the New Zealand Companies Act 1993, remuneration and other benefits in excess of NZ$100,000 per annum paid to employees of Fletcher Challenge Forests Limited and its subsidiaries not being Directors of the Company during the year are detailed below. The bandings below include retirement and redundancy payments.

                                                 Number of
                                                 Employees
                                                 ---------
NZ$100,000 to NZ$110,000                            20
NZ$110,000 to NZ$120,000                            14
NZ$120,000 to NZ$130,000                             6
NZ$130,000 to NZ$140,000                            13
NZ$140,000 to NZ$150,000                             9
NZ$150,000 to NZ$160,000                             5
NZ$170,000 to NZ$180,000                             6
NZ$180,000 to NZ$190,000                             1
NZ$190,000 to NZ$200,000                             4
NZ$220,000 to NZ$230,000                             3
NZ$260,000 to NZ$270,000                             1
NZ$270,000 to NZ$280,000                             2
NZ$280,000 to NZ$290,000                             2
NZ$290,000 to NZ$300,000                             1
NZ$330,000 to NZ$340,000                             1
NZ$340,000 to NZ$350,000                             2
NZ$350,000 to NZ$360,000                             1
NZ$440,000 to NZ$450,000                             1
NZ$490,000 to NZ$500,000                             1
NZ$510,000 to NZ$520,000                             1
NZ$540,000 to NZ$550,000                             1
                                                    --
Total                                               95
                                                    ==

NOTES TO THE FINANCIAL STATEMENTS continued

33 SEGMENTAL INFORMATION SUMMARY

Fletcher Challenge Forests is a New Zealand-based company, which owns and converts plantation forest resources into valued products for customers in world markets. It has strategic business units reflecting its operations in Forest and Logs, and in Processing and Distribution.

FOREST AND LOGS

 - a leader in solid wood plantation forestry. The segment intensively manages and markets logs for the company's 116,000 hectare estate and the Central North Island Forest Partnership's (in Receivership) 162,000 hectare estate in New Zealand. The segment also sources logs and chips from third parties for sale to owned and managed sawmills and or to external customers in New Zealand and Asia.

PROCESSING AND DISTRIBUTION

 - represented by three strategic business units, each with a distinct market and product focus:

(i) Australasian Consumer Solutions - supplies structural framing, plywood and treated products to the residential and light commercial building sectors in New Zealand and Australia.

(ii) Japanese and Asian Consumer Solutions - took lower quality logs through to high value engineered products used in post and beam houses in Japan, and supplied industrial lumber to Asian commercial customers. In July 2002, the Japanese and Asian Consumer Solutions business unit was merged with the Australasian Consumer Solutions business unit to form Australasian and Asian Consumer Solutions (AACS). This new business unit will discontinue operations in the Japan engineered wood product market.

(iii) North American Consumer Solutions - takes clear wood from pruned logs through to high value moulding and millwork uses in North America.

SEGMENTAL OPERATING EARNINGS DISCLOSURE

Operating Earnings is defined as Earnings before Forest Crop Revaluation, Taxation and Funding Costs as disclosed in the Statement of Financial Performance. Fletcher Challenge Forests believes that Operating Earnings is a commonly used measure in New Zealand for discussing financial performance. Fletcher Challenge Forests, consistent with other publicly listed entities in New Zealand, has used Operating Earnings as a measure of financial performance. It is not considered appropriate to allocate funding costs across the segments. Operating Earnings is not an alternative to US GAAP earnings (loss, cash flows, or liquidity) as a measure of financial performance.

Inter-segmental pricing is carried out on a commercial and arm's length basis.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

33 SEGMENTAL INFORMATION SUMMARY continued

                                                                                                         FLETCHER
                                         Forest                                        South             CHALLENGE
                                         & Logs         Processing & Distribution     America   Other(4)  FORESTS
                                                    --------------------------------
                                                   ACS(1)   JACS(2)  NACS(3)   Total
JUNE 2002                                 NZ$m      NZ$m     NZ$m     NZ$m      NZ$m    NZ$m      NZ$m      NZ$M
---------                                 ----      ----     ----     ----      ----    ----      ----      ----
Sales Revenue                              325       174      57       181       412       -         -       737
Other Revenue                                1         -       -        14        14       -         -        15
Inter-segmental Operating Revenue          -71        -5     -11        -1       -17       -         -       -88
                                         -----     -----     ---     -----     -----     ---     -----     -----
EXTERNAL OPERATING REVENUE                 255       169      46       194       409       -         -       664
                                         -----     -----     ---     -----     -----     ---     -----     -----
EARNINGS BEFORE INTEREST, TAXATION,
    DEPRECIATION, DEPLETIONS, FOREST
    VALUATION AND UNUSUAL ITEMS             50        14      -9        31        36       -        25       111
Less Depletions                              -         -       -         -         -       -         -         -
Less Depreciation                          -13        -9      -1        -5       -15       -         -       -28
Less Unusual Items                        -348         -      -3         -        -3       -         -      -351
                                         -----     -----     ---     -----     -----     ---     -----     -----
OPERATING EARNINGS                        -311         5     -13        26        18       -        25      -268
                                         -----     -----     ---     -----     -----     ---     -----     -----
TOTAL ASSETS                             1,458       111      23        99       233       -         -     1,691
                                         -----     -----     ---     -----     -----     ---     -----     -----
INVESTMENTS IN ASSOCIATES                    -         -       -        24        24       -         -        24
                                         -----     -----     ---     -----     -----     ---     -----     -----
INVESTMENTS - OTHER                          -         -       -         -         -       -         -         -
CAPITAL EXPENDITURE                          4         -       -         1         1       -         -         5
                                         =====     =====     ===     =====     =====     ===     =====     =====

                                                North                          New
                                               America       Australia       Zealand         Asia           TOTAL
                                               -------       ---------       -------         ----           -----
TOTAL OPERATING REVENUE BY DESTINATION            167             33            270            194            664
                                                =====          =====          =====          =====          =====
TOTAL OPERATING EARNINGS                            9              -           -277              -           -268
                                                =====          =====          =====          =====          =====
TOTAL ASSETS                                       47              -          1,641              3          1,691
                                                =====          =====          =====          =====          =====

(1) ACS - Australasian Consumer Solutions

(2) JACS - Japanese and Asian Consumer Solutions

(3) NACS - North American Consumer Solutions

(4) Relates to net foreign exchange gains on net US dollar denominated asset and debt instruments not attributed to a specific business unit.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

33 SEGMENTAL INFORMATION SUMMARY continued

                                                                                                           FLETCHER
                                         Forest                                          South             CHALLENGE
                                         & Logs         Processing & Distribution       America  Other(4)   FORESTS
                                                   -----------------------------------
                                                   ACS(1)    JACS(2)   NACS(3)   Total
JUNE 2001                                 NZ$m      NZ$m      NZ$m      NZ$m      NZ$m    NZ$m     NZ$m      NZ$M
                                         -----     -----     -----     -----     -----    ----    -----     -----
Sales Revenue                              330       155        62       148       365      -         -       695
Other Revenue                               17         -         -        -2        -2     -3         -        12
Inter-segmental Operating Revenue          -58        -5        -9        -1       -15      -         -       -73
                                         -----     -----     -----     -----     -----     --     -----     -----
EXTERNAL OPERATING REVENUE                 289       150        53       145       348     -3         -       634
                                         -----     -----     -----     -----     -----     --     -----     -----
EARNINGS BEFORE INTEREST, TAXATION,
    DEPRECIATION, DEPLETIONS, FOREST
    VALUATION AND UNUSUAL ITEMS             61        16        -3        16        29     -3         -        87
Less Depletions                            -86         -         -         -         -      -         -       -86
Less Depreciation                          -11        -9        -1        -5       -15      -         -       -26
Less Unusual Items                      -1,020        -1         -         -        -1      -         -    -1,021
                                         -----     -----     -----     -----     -----     --     -----     -----
OPERATING EARNINGS                      -1,056         6        -4        11        13     -3         -    -1,046
                                         -----     -----     -----     -----     -----     --     -----     -----
TOTAL ASSETS                             1,787       115        30       105       250      -        56     2,093
                                         -----     -----     -----     -----     -----     --     -----     -----
INVESTMENTS IN ASSOCIATES                    -         2         -        19        21      -         -        21
                                         -----     -----     -----     -----     -----     --     -----     -----
INVESTMENTS - OTHER                        357         -         -         -         -      -         -       357
                                         -----     -----     -----     -----     -----     --     -----     -----
CAPITAL EXPENDITURE                        137         3         1         9        13      5         -       155
                                         =====     =====     =====     =====     =====     ==     =====     =====

                                                         South       North                     New
                                              Europe    America     America     Australia     Zealand       Asia         TOTAL
                                              ------    -------     -------     ---------     -------       ----         -----
TOTAL OPERATING REVENUE BY DESTINATION            3        -3          123           26          302          183           634
                                              =====        ==        =====        =====        =====        =====        ======
TOTAL OPERATING EARNINGS                          -        -3           -3            -        -1,040           -        -1,046
                                              =====        ==        =====        =====        =====        =====        ======
TOTAL ASSETS                                      -         -           47            -         2,042           4         2,093
                                              =====        ==        =====        =====        =====        =====        ======

(1) ACS - Australasian Consumer Solutions

(2) JACS - Japanese and Asian Consumer Solutions

(3) NACS - North American Consumer Solutions

(4) Relates to Assets of Discontinued Operations

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

33 SEGMENTAL INFORMATION SUMMARY continued

                                                                                                                    FLETCHER
                                         Forest                                                 South               CHALLENGE
                                         & Logs            Processing & Distribution           America    Other(4)   FORESTS
                                                    ---------------------------------------
                                                    ACS(1)     JACS(2)    NACS(3)    Total
JUNE 2000                                 NZ$m       NZ$m       NZ$m       NZ$m       NZ$m       NZ$m       NZ$m       NZ$M
                                         ------     ------     ------     ------     ------     ------     ------     ------
Sales Revenue                               292        165         58        132        355         -3          -        644
Other Revenue                               -53          -          -          -          -         -2          -        -55
Inter-segmental Operating Revenue           -56         -4         -5         -1        -10          -          -        -66
                                         ------     ------     ------     ------     ------     ------     ------     ------
EXTERNAL OPERATING REVENUE                  183        161         53        131        345         -5          -        523
                                         ------     ------     ------     ------     ------     ------     ------     ------
EARNINGS BEFORE INTEREST, TAXATION,
    DEPRECIATION, DEPLETIONS, FOREST
    VALUATION AND UNUSUAL ITEMS              64         22          -         19         41         -5          -        100
Less Depletions                             -90          -          -          -          -          -          -        -90
Less Depreciation                           -10         -6         -1         -3        -10          -          -        -20
Less Unusual Items                          -66          -          -          -          -         11          -        -55
                                         ------     ------     ------     ------     ------     ------     ------     ------
OPERATING EARNINGS                         -102         16         -1         16         31          6          -        -65
                                         ------     ------     ------     ------     ------     ------     ------     ------
TOTAL ASSETS                              2,937        121         22         99        242         29     13,249     16,457
                                         ------     ------     ------     ------     ------     ------     ------     ------
INVESTMENTS IN ASSOCIATES                 1,007          3          -         20         23         29          -      1,059
                                         ------     ------     ------     ------     ------     ------     ------     ------
INVESTMENTS - OTHER                           8          -          -          -          -          -          -          8
                                         ------     ------     ------     ------     ------     ------     ------     ------
CAPITAL EXPENDITURE                         143          8          2         15         25          8          -        176
                                         ======     ======     ======     ======     ======     ======     ======     ======

                                           Pacific                South     North                  New
                                            Basin     Europe     America   America    Australia  Zealand      Asia      TOTAL
                                           ------     ------     ------     ------     ------     ------     ------     ------
TOTAL OPERATING REVENUE BY DESTINATION          -          4         -5        109         24        228        163        523
                                           ======     ======     ======     ======     ======     ======     ======     ======
TOTAL OPERATING EARNINGS                        -          -          6          1          -        -72          -        -65
                                           ======     ======     ======     ======     ======     ======     ======     ======
TOTAL ASSETS                                   63         18      1,105      6,153      1,349      7,134        635     16,457
                                           ======     ======     ======     ======     ======     ======     ======     ======

(1) ACS - Australasian Consumer Solutions

(2) JACS - Japanese and Asian Consumer Solutions

(3) NACS - North American Consumer Solutions

(4) Relates to Assets of Discontinued Operations

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

34 PRINCIPAL OPERATIONS

Fletcher Challenge Forests Limited is the holding company of the Fletcher Challenge Forests Group. The Fletcher Challenge Forests Group's principal subsidiaries, associates and affiliates, as at 30 June, are outlined below:

                                                               Country of           Principal             % Holding
                                                                Domicile             Activity            2002    2001
                                                                --------             --------            ----    ----
PRINCIPAL SUBSIDIARIES
Fletcher Challenge Forests Industries Limited                     NZ            Forestry                  100     100
Fletcher Challenge Forests Finance Limited                        NZ            Funding                   100     100
Fletcher Challenge Forests (Japan) K.K                            Japan         Log, Lumber Marketing     100     100
Fletcher Challenge Forests (Manufacturing) Limited                NZ            Lumber                    100     100
Fletcher Challenge Forests New Zealand Limited                    NZ            Holding Company           100     100
Fletcher Challenge Forests USA Inc                                USA           Lumber Marketing          100     100
Fletcher Challenge Limited                                        NZ            Holding Company           100     100
Tarawera Forests Limited                                          NZ            Forestry                   82      82
Woodlink Limited                                                  NZ            Lumber                    100     100

ASSOCIATES AND AFFILIATES
American Wood Moulding LLC                                        USA           Distribution               50      50
Central North Island Forest Partnership (in Receivership)         NZ            Forestry                   50      50
The Empire Company                                                USA           Distribution               33      33
Tasman KB                                                         Australia     Lumber Processing           -      50
                                                                  =========     =================         ===     ===

The Group's ownership interest in Tasman KB was sold in July 2001.

35 TARGETED SHARE STRUCTURE REORGANISATION

In December 1999, the Board of the then Fletcher Challenge Limited announced its intention to dismantle the Group's targeted share structure and separate its four Divisions: Building, Energy, Forests and Paper.

In April 2000 the Board announced that it had reached agreement to sell Fletcher Challenge Paper to Norske Skogindustrier ASA (Norske Skog), a global publication paper producer based in Norway. The Transaction was approved by shareholders on 4 July 2000, final orders were granted by the High Court of New Zealand and settlement occurred on 28 July 2000. Under the terms of the agreement, Norske Skog acquired all of the outstanding Fletcher Challenge Paper Shares for $2.50 per share and made a cash payment equal to the sum of the Fletcher Challenge Group debt and Fletcher Challenge Industries' Capital Notes attributed to Fletcher Challenge Paper as at the settlement date of the transaction and Fletcher Challenge Paper's share of the total costs of separating from the targeted share structure.

In October 2000 recommendations were announced for the remaining Divisions:
Building, Energy and Forests; the separation process. These were approved on 6 March 2001. With an effective date of 23 March 2001, Fletcher Challenge Building became a newly created stand-alone publicly listed company, Fletcher Building Limited; Fletcher Challenge Energy was sold to Shell and Apache Corporation; and a new publicly listed company was created, Rubicon Limited. Holders of Fletcher Challenge Building Shares received, in exchange for each Fletcher Challenge Building Share, one fully paid share in Fletcher Building Limited. Fletcher Challenge Energy Shareholders received US$3.55 for every Fletcher Challenge Energy Share held, an entitlement of one fully paid Capstone Share for every 70 Fletcher Challenge Energy Shares held and one fully paid share in Rubicon for every Fletcher Challenge Energy Share held. The operations of Building, Energy and Paper are referred to within these financial statements as Discontinued Operations. As at 30 June 2001, the Statement of Financial Position includes balances for Discontinued Operations. These balances relate to the final settlement transactions required for the finalisation of the Fletcher Challenge Group separation process.

Fletcher Challenge Forests remains as the continuing business of Fletcher Challenge Limited, renamed Fletcher Challenge Forests Limited. Fletcher Challenge Forests Shareholders continue to hold existing Fletcher Challenge Forests Ordinary and Preference Shares in Fletcher Challenge Forests Limited. Fletcher Challenge Forests' business consists of solid wood plantation forestry and related downstream wood processing and distribution assets and operations. The operations of Fletcher Challenge Forests are referred to within these financial statements as Continuing Operations.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

36 DISCONTINUED OPERATIONS

The following statements reflect the operating revenue, operating earnings, funding costs, the financial position and cash flows of the Discontinued Operations of Fletcher Challenge Building, Energy and Paper.

                                                                                        2002          2001          2000
                                                                                        NZ$M          NZ$m          NZ$m
                                                                                        ----          ----          ----
OPERATING REVENUE
Total Operating Revenue                                                                   -          4,002         7,908
Operating Revenue from Discontinued Operations                                            -          3,354         7,285
                                                                                        ====         =====         =====
OPERATING EARNINGS
Operating Earnings from Discontinued Operations includes:
    Net Losses on Disposal of Fixed Assets                                                -             -1            -
    Amortisation of Goodwill and Intangibles                                              -              7             6
    Depreciation and Depletions:
        Depreciation Charged                                                              -            109           486
        Depletions of Resource Extraction Assets                                          -            357           388
        Non Plantation Forest Depletions                                                  -              1             9
    Unusual Items:
        Gain/(Loss) on Disposal of Affiliates(1)                                          -            254           105
        Gain on Disposal of Fletcher Challenge Energy and Paper(2)                        -          1,126            -
        Restructuring and Separation Costs(3)                                             -           -119          -193
        Permanent Impairment(4)                                                           -           -112           -30
        Other Gains/(Losses)(5)                                                           -            -37            61
    Research and Development                                                              -              2            11
    Bad Debts Written Off                                                                 -              6            11
    Donations                                                                             -              1             3
    Maintenance and Repairs                                                               -            121           371
    Operating Lease Expense                                                               -             36           125
    Forest Costs Capitalised                                                              -             -              7
    Auditors' Fees and Expenses Payable for:
        Statutory Audit
            PricewaterhouseCoopers                                                        -             -              1
            KPMG                                                                          -             -              4
        Other Services
            PricewaterhouseCoopers                                                        -              4             6
            KPMG                                                                          -              4             5
    Costs Incurred in Oil and Gas Acquisition, Exploration and Development Activities:
        Current Exploration Costs on Unproved Prospects (expensed)                        -             29            27
        Exploration Costs on Unproved Prospects (capitalised)                             -             30            44
        Development Costs (capitalised)                                                   -            122           178
                                                                                        ====         =====         =====

(1) Gain on Disposal of Affiliates related to the gain on the sale of shares in New Zealand Refining Company of $25 million (June 2001), Capstone Turbine Corporation of $220 million (June 2001), Petroz of $9 million (June 2001), Natural Gas Corporation of $113 million (June 2000) and the loss on sale of the Tasman Eucalypt Forest Estate of $8 million (June
      2000).

(2) Gain on Disposal of Fletcher Challenge Energy of $686 million (June 2001) and Fletcher Challenge Paper of $440 million (June 2001).

(3)   Restructuring and Separation Costs related to costs of $119 million (June
      2001) and $19 million (June 2000) associated with the separation of the Fletcher Challenge targeted share structure, costs of $26 million (June
      2000) associated with the September 1999 proposed merger of Fletcher Challenge Paper and the Group's 50.8 per cent owned subsidiary Fletcher Challenge Canada Limited, the write off of $116 million (June 2000) upon the reorganisation of the Employee Educational Fund and costs of $32 million (June 2000) associated with the Fletcher Challenge Paper South American capital restructure.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

36 DISCONTINUED OPERATIONS continued

OPERATING EARNINGS continued

(4) Permanent Impairment related to the Concrete operations in New Zealand of $16 million (June 2001), Fletcher Challenge Building's owned properties in Auckland of $13 million (June 2001), the Concrete operations in South America of $70 million (June 2001), the Kupe oil and gas field of $13 million (June 2001), Fletcher Challenge Building operations in Fiji of $10 million (June 2000) and non core Fletcher Challenge Energy assets of $20 million (June 2000). Planning decisions led to a write-down of $13 million (June 2001) in the value of Fletcher Challenge Building owned properties and a review of the Concrete operations resulted in restructuring of parts of the concrete business leading to a charge of $16 million (June 2001). A review of the Concrete operations in South America resulted in a permanent impairment of $70 million (June 2001). For June 2000, the political turmoil in Fiji had an immediate negative effect on the Fletcher Challenge Building operations. Accordingly, the carrying value of the fixed assets of $27 million was reassessed, with a view to disposal within 12 months of balance date, and resulted in a permanent impairment of $10 million.

      The write-down in the Kupe oil and gas field of $13 million (June 2001) followed a review based on the potential outcome of selling an interest in the field. For June 2000 following Fletcher Challenge Energy's focus on oil and gas exploration and production the carrying value of all non core assets was reviewed and resulted in a permanent impairment of $20 million.

      Fair value was determined based on discounted cash flows.

(5) Other Gains/(Losses) related to provisions established in respect of a dispute over the construction of co-generation plants in Australia of $37 million (June 2001) and the gain on the sale of the turbine marketing rights for the Capstone Turbine Corporation of $61 million (June 2000).

                                                                                 2002              2001              2000
                                                                                 NZ$M              NZ$m              NZ$m
                                                                                 ----              ----              ----
Funding Costs
Interest payable on:
    Term Debt and Other Non Current Liabilities                                     -               105               354
    Short Term Loans and Bank Overdrafts                                            -                 2                25
Income from Short Term Deposits                                                     -               -33               -76
                                                                                  ---               ---               ---
                                                                                    -                74               303
Net Interest Capitalised to Fixed Assets of Discontinued Operations                 -                 -                -6
Plus Share Registry and Issue Expenses                                              -                 2                 3
                                                                                  ---               ---               ---
                                                                                    -                76               300
                                                                                  ===               ===               ===

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

36 DISCONTINUED OPERATIONS continued

STATEMENT OF FINANCIAL POSITION
as at 30 June

                                                             2002         2001
                                                             NZ$M         NZ$m
                                                            -----        -----
ASSETS
Current Assets:
    Cash and Liquid Deposits                                   -            47
    Debtors                                                    -            9
                                                            -----        -----
Total Current Assets                                           -            56
                                                            -----        -----
Total Discontinued Operations Assets                           -            56
                                                            =====        =====
LIABILITIES AND GROUP EQUITY
Liabilities
Current Liabilities:
    Creditors                                                  -            56
                                                            -----        -----
Total Current Liabilities                                      -            56
                                                            -----        -----
Total Discontinued Operations Liabilities                      -            56
                                                            =====        =====
Equity
                                                            -----        -----
Discontinued Operations Equity                                 -             -
                                                            -----        -----
Total Discontinued Operations Liabilities and Equity           -            56
                                                            =====        =====

For June 2001, the balances relate to final settlement transactions required for the finalisation of the Fletcher Challenge Group separation process.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

36 DISCONTINUED OPERATIONS continued

STATEMENT OF CASH FLOWS
for year ended 30 June

                                                               2002       2001      2000
                                                               NZ$M       NZ$m      NZ$m
                                                               -----     -----     -----
Cash was Provided:
From Operating Activities
    Receipts from Customers                                        -     3,353     7,091
    Dividends and Distributions Received                           -        10        12
    Interest Received                                              -        57        73
                                                               -----     -----     -----
Total Provided                                                     -     3,420     7,176
    Payment to Suppliers, Employees and Other                      -     2,629     5,577
    Interest Paid                                                  -       142       386
    Income Tax Paid                                                -        22        30
                                                               -----     -----     -----
Total Applied                                                      -     2,793     5,993
                                                               -----     -----     -----
Net Cash from Operating Activities                                 -       627     1,183
From Investing Activities
    Sale of Fixed Assets                                           -        37       161
    Sale of Investments                                            -       341       294
    Sale of Fletcher Challenge Building, Energy and Paper          -     5,099         -
    Sale of Subsidiaries                                           -         -        43
    Less Cash in Subsidiaries Disposed                             -    -1,632       -14
                                                               -----     -----     -----
Total Provided                                                     -     3,845       484
    Purchase of Fixed Assets                                       -       274       589
    Interest Paid Capitalised in Fixed Assets                      -         -         6
    Purchase of Investments                                        -       405        29
    Purchase of Subsidiaries                                       -        50         2
    Purchase of Minority Equity                                    -         -        14
                                                               -----     -----     -----
Total Applied                                                      -       729       640
                                                               -----     -----     -----
Net Cash from Investing Activities                                 -     3,116      -156
From Financing Activities
    Issue of Shares                                                -        46         5
    Issue of Capital Funds                                         -       119         -
                                                               -----     -----     -----
Total Provided                                                     -       165         5
    Net Debt Settlements                                           -     4,165       676
    Movement in Deferred Liabilities                               -         7        14
    Taxation Benefits Paid                                         -        33         -
    Purchase of Capital Funds                                      -       656        56
    Dividends and Distributions Paid to Group Stakeholders         -        90       212
    Dividends Paid to Minority Shareholders                        -         3        54
                                                               -----     -----     -----
Total Applied                                                      -     4,954     1,012
                                                               -----     -----     -----
Net Cash from Financing Activities                                 -    -4,789    -1,007
Net Movement in Cash Held                                          -    -1,046        20
Add Opening Cash and Liquid Deposits                               -     1,047       897
Effect of Exchange Rate Changes on Net Cash                        -        46       130
                                                               -----     -----     -----
Closing Cash and Liquid Deposits                                   -        47     1,047
                                                               =====     =====     =====

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

36 DISCONTINUED OPERATIONS continued

RECONCILIATION OF NET EARNINGS TO NET CASH FROM OPERATING ACTIVITIES for year ended 30 June

                                                                   2002      2001      2000
                                                                   NZ$M      NZ$m      NZ$m
                                                                   -----     -----     -----
Cash was Provided from:
Net Earnings                                                           -     1,270       346
Adjustment for Items not involving Cash:
    Depreciation, Depletions, Amortisation and Provisions              -       683       900
    Interest Capitalised to Continuing Operations                      -       -61       -56
Taxation                                                               -       230       157
    Minority Interest in Earnings of Subsidiaries                      -        12        62
    Equity Earnings                                                    -        -1        18
                                                                   -----     -----     -----
Non Cash Adjustments                                                   -       863     1,081
                                                                   -----     -----     -----
Cash Flow from Operations                                              -     2,133     1,427
Less Gain on Disposal of Affiliates and Fixed Assets                   -    -1,378       -50
                                                                   -----     -----     -----
Cash Flow from Operations before Net Working Capital Movements         -       755     1,377
Net Working Capital Movements                                          -      -128      -194
                                                                   -----     -----     -----
Net Cash from Operating Activities                                     -       627     1,183
                                                                   =====     =====     =====

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

36 DISCONTINUED OPERATIONS continued

OPTIONS ON SHARE CAPITAL

FLETCHER CHALLENGE BUILDING OPTIONS

As a result of the separation of the Fletcher Challenge targeted share structure, Fletcher Challenge determined it was appropriate to offer a cash payment (calculated by reference to the fair value of the option) to holders of Fletcher Challenge Building Options in consideration for bringing forward the exercise date of their options. As a consequence, Fletcher Challenge Building Options have now lapsed.

                                                                2002                  2001                      2000
                                                         -------------------    ------------------       -------------------
                                                                    WEIGHTED              Weighted                  Weighted
                                                                    AVERAGE               Average                   Average
                                                                    EXERCISE              Exercise                  Exercise
                                                         NUMBER      PRICE     Number      Price         Number       Price
                                                         ------     --------    ------    --------       ------     --------
Options outstanding at the beginning of the year           --           --    7,704,517   $     4.19    7,283,201   $     4.30
Options granted during the year where the
    exercise price exceeds the market price of
    shares (at grant date)                                 -            -           -           -      641,890      $     2.41
Options lapsed during the year                             -            -   -7,702,127   $     4.29           -           -
Options forfeited during the year                          -            -       -2,390   $     5.66    - 220,574    $     4.93
                                                         ---          ---   ----------   ----------    ---------   ----------
Options outstanding at the end of the year                 -            -          -           --      7,704,517    $     4.19
                                                         ===          ===   ==========   ==========    =========   ==========
Options exercisable at the end of the year                 -            -          -           --      4,340,816    $     4.98
Options not exercisable due to exercise period
    not yet reached                                        -            -          -           --      3,363,701    $     3.18
Weighted average remaining contractual life
    of outstanding options                                              -                       --                   5 years
Total Compensation Cost recognised in income                            -                       --                  $       1m
Weighted average fair value of options granted
    during the year where the exercise price
    exceeds the market price of shares
    (at grant date)                                                     --                        --                $     0.61

The weighted average fair values granted were calculated using the Black-Scholes options pricing formula. Significant assumptions used in applying this formula were as follows:

                                                           2002          2001          2000
                                                         WEIGHTED      Weighted      Weighted
                                                          AVERAGE       Average       Average
                                                           VALUE         Value         Value
                                                           -----         -----         -----
Estimated life of options              years                  -             -             10
Estimated volatility of options            %                  -             -           35.0
Estimated dividends per share          cents                  -             -           20.9
                                                            ===           ===           ====

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

36 DISCONTINUED OPERATIONS continued

OPTIONS ON SHARE CAPITAL continued

FLETCHER CHALLENGE ENERGY OPTIONS

Following the announcement of the proposed sale of Fletcher Challenge Energy and in accordance with their terms of issue, all outstanding options over Fletcher Challenge Energy Shares became exercisable. Accordingly, all Fletcher Challenge Energy Options were either exercised, lapsed or forfeited.

                                                                 2002                     2001                      2000
                                                       -----------------------   -----------------------   -----------------------
                                                                     WEIGHTED                 Weighted                   Weighted
                                                                     AVERAGE                  Average                    Average
                                                                     EXERCISE                 Exercise                   Exercise
                                                         NUMBER       PRICE        Number       Price        Number       Price
                                                       ----------   ----------   ----------   ----------   ----------   ----------
Options outstanding at the beginning of the year               -            -     9,845,815   $     5.31    9,488,030   $     5.14
Options granted during the year where the
    exercise price exceeds the market price of
    shares (at grant date)                                     -            -            -            -     1,148,715   $     5.15
Options exercised during the year                              -            -    -9,483,626   $     5.55     -455,403   $     4.08
Options lapsed during the year                                 -            -      -359,800   $     4.61           -            -
Options forfeited during the year                              -            -        -2,389   $     6.01     -335,527   $     5.99
                                                       ----------   ----------   ----------   ----------   ----------   ----------
Options outstanding at the end of the year                     -            -            -            -     9,845,815   $     5.31
                                                       ==========   ==========   ==========   ==========   ==========   ==========
Options exercisable at the end of the year                     -            -            -            -     6,942,836   $     5.61
Options not exercisable due to exercise period
    not yet reached                                            -            -            -            -     2,902,979   $     4.59
Weighted average remaining contractual life
    of outstanding options                                                  -                         -                    4 years
Total Compensation Cost recognised in income                                -                         -                      $  1m
Weighted average fair value of options granted
    during the year where the exercise price exceeds
    the market price of shares (at grant date)                                                        -            -         $0.30

The weighted average fair values granted were calculated using the Black-Scholes options pricing formula. Significant assumptions used in applying this formula were as follows:

                                               2002      2001      2000
                                             WEIGHTED  Weighted  Weighted
                                             AVERAGE   Average   Average
                                              VALUE     Value     Value
                                              -----     -----     -----
Estimated life of options           years        -         -          5
Estimated volatility of options         %        -         -       40.0
Estimated dividends per share       cents        -         -       22.4
                                              =====     =====     =====

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

36 DISCONTINUED OPERATIONS continued

OPTIONS ON SHARE CAPITAL continued

FLETCHER CHALLENGE PAPER OPTIONS

At June 2000, as Fletcher Challenge had entered into an agreement to sell Fletcher Challenge Paper to Norske Skog, Fletcher Challenge made a cash payment during the year (calculated by reference to the fair value of the option) to Fletcher Challenge Paper Share option holders in consideration for bringing forward the exercise date of their Fletcher Challenge Paper Options. As a consequence, all Fletcher Challenge Paper Options lapsed.

                                                                 2002                     2001                      2000
                                                        ----------------------    ----------------------   -----------------------
                                                                      WEIGHTED                  Weighted                 Weighted
                                                                      AVERAGE                   Average                  Average
                                                                      EXERCISE                  Exercise                 Exercise
                                                          NUMBER       PRICE        Number       Price       Number        Price
                                                        ---------    ---------    ---------    ---------   ----------    ---------
Options outstanding at the beginning of the year               -            -            -            -     8,799,859    $    3.77
Options granted during the year where the
    exercise price exceeds the market price of
    shares (at grant date)                                     -            -            -            -        39,300    $    1.43
Options lapsed during the year                                 -            -            -            -    -8,839,159    $    3.84
                                                        ---------    ---------    ---------    ---------   ----------    ---------
Options outstanding at the end of the year                     -            -            -            -            -            -
                                                        =========    =========    =========    =========   ==========    =========
Total Compensation Cost recognised in income                                -                         -                      $  2m
Weighted average fair value of options granted
    during the year where the exercise price exceeds
    the market price of shares (at grant date)                              -                         -                      $0.61

The weighted average fair values granted were calculated using the Black-Scholes options pricing formula. Significant assumptions used in applying this formula were as follows:

                                             2002     2001     2000
                                           WEIGHTED Weighted Weighted
                                           AVERAGE  Average  Average
                                            VALUE    Value    Value
                                            -----    -----    -----
Estimated life of options          years       -        -        10
Estimated volatility of options        %       -        -      40.0
Estimated dividends per share      cents       -        -       4.5
                                            =====    =====    =====

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

37 SIGNIFICANT SUBSIDIARY SUMMARISED FINANCIAL INFORMATION

The Statement of Financial Performance and Statement of Financial Position for the Group's Significant Subsidiaries are shown below.

STATEMENT OF FINANCIAL PERFORMANCE

                                                                                 Central North Island Forest Partnership
                                                                                                           per published
for year ended 30 June 2000                                                                                         US$m
---------------------------                                                                                         ----
Operating Revenue                                                                                                    240
Operating Expenses                                                                                                  -329
                                                                                                                    ----
Operating Earnings before Taxation                                                                                   -89
Taxation                                                                                                              -
                                                                                                                    ----
Net Earnings                                                                                                         -89
                                                                                                                    ====

STATEMENT OF FINANCIAL POSITION

                                                                                 Central North Island Forest Partnership
                                                                                                           per published
as at 30 June 2000                                                                                                  US$m
------------------                                                                                                  ----
Current Assets                                                                                                        49
Term Assets                                                                                                        1,298
                                                                                                                   -----
Total Assets                                                                                                       1,347
                                                                                                                   -----
Current Liabilities                                                                                                 -117
Term Liabilities                                                                                                    -822
                                                                                                                   -----
Total Liabilities                                                                                                   -939
                                                                                                                   -----
Net Assets                                                                                                           408
                                                                                                                   =====

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

38 SUBSEQUENT EVENTS

SHARE CONSOLIDATION

On 22 January 2002 the New York Stock Exchange (NYSE) advised us that we were in breach of a NYSE quantitative continuous listing standard because the average closing price of our ADSs had been less than US$1.00 over a consecutive 30-day trading period. We are required to remedy this breach by bringing the ADS price and average ADS price back above US$1.00, or risk delisting from the NYSE. We intend to remedy the breach by consolidating our ordinary shares and preference shares on the following basis:

      - A consolidation on a one to five basis. As a result, every five ordinary shares and five preference shares in the Company registered in the name of the shareholder on the record date would be consolidated into one ordinary share and one preference share respectively;

      - If, in effecting the consolidation, a holder of our ordinary shares or preference shares did not have a number of ordinary shares or preference shares exactly divisible by five, in calculating the number of shares to be held by each holder following consolidation, a fraction of a share would be rounded up to the nearest whole number;

      - In respect of holders of the ADRs, the number of ADSs on issue will be consolidated on a one to five basis to enable the American Depositary Receipt ratio of ten shares in the Company per ADR to remain unchanged. Any fractional ADS resulting from the consolidation would be sold with the proceeds going to the ADS holder.

At our annual shareholders meeting held on 13 November 2002, a change to clause 2.3 of our Constitution was approved to ensure that after the consolidation, the preferential amounts of $0.25 referred to in that clause are increased to $1.25.

The consolidation was approved by a resolution of the Board on 13 November 2002. The record date for the consolidation is 29 November 2002.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

                                                           Balance at    Charge/(Credit)
                                                           beginning      to Earnings                  Acquisitions/  Balance at
                                                            of year        Statement      Deductions     Disposals    end of year
                                                              NZ$m            NZ$m           NZ$m           NZ$m          NZ$m
                                                              ----            ----           ----           ----          ----
YEAR ENDED 30 JUNE 2002
Provision for Doubtful Debts - Continuing Operations            3              -               -1             -             2
                                                               ==              ==             ===            ===           ==
YEAR ENDED 30 JUNE 2001
Provision for Doubtful Debts - Continuing Operations            2               2              -1             -             3
                             - Discontinued Operations         17               6              -             -23            -
                                                               ==              ==             ===            ===           ==
YEAR ENDED 30 JUNE 2000
Provision for Doubtful Debts - Continuing Operations            1               1               -             -             2
                             - Discontinued Operations         14              11              -8             -            17
                                                               ==              ==             ===            ===           ==

                                INDEX TO EXHIBITS

EXHIBITS

1.1 Form of our constitution effective as of November 14, 2001 as amended on November 13, 2002.

2.1 The debt funding arrangement for the secured senior credit facility for up to US$200 million dated March 2, 2001. #

2.2 Amended and Restated Deposit Agreement dated as of November 10, 2001 among us, Citibank, N.A., as depositary and the holders from time to time of American Depositary Shares issued thereunder. #

4.1 Heads of Agreement dated as of January 30, 2001 relating to the sale and purchase of certain shares, assets and business between us, Rubicon Limited and Fletcher Challenge Forests Industries Limited. #

4.2 The Subscription Agreement dated March 23, 2001 between us and Rubicon Limited relating to the placement of 75 million Ordinary Shares and 150 million Preference Shares to Rubicon Limited. #

4.3 The Arrangement Deed relating to the redemption and novation of the Fletcher Challenge Industries Limited Capital Notes entered into between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001.*

4.4 The Amended and Restated Trust Deed between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001.*

4.5 The Deed relating to Energy Division separation dated October 10, 2000 between us, Energy International Holdings Limited and Fletcher Challenge Building Limited.*

4.6 The Supply Agreement between us and Fletcher Building Products Limited dated February 28, 2001.*

4.7 The Arrangement Agreement between us, Fletcher Building Limited and Fletcher Challenge Industries Limited dated December 20, 2000.*

4.8 The Arrangement Agreement between us, Shell Overseas Holdings Limited, Apache Corporation and Fletcher Challenge Industries Limited dated October 10, 2000. #

4.9      The Arrangement Agreement between us, Norske Skogindustrier ASA (Norske
         Skog) and Fletcher Challenge Industries Limited dated April 3, 2000) +

4.10 Form of Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between us and Fletcher Challenge Paper Limited.*

4.11 The Deed of Accession dated December 20, 2000 between Fletcher Challenge Building Limited and us by which Fletcher Challenge Building Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us.*

4.12 The Deed of Accession dated October 10, 2000 between Energy International Holdings Limited and us by which Energy International Holdings Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us.*

4.13 (a) Form of agreement to assign lease for the Penrose Complex lease between us and Fletcher Building Limited and including a deed of assignment of lease and deed of covenant.*
         (b) Form of agreement to assign rights for the Penrose Complex lease between us and Fletcher Building Limited.*

4.14 The Underwriting Agreement dated October 10, 2000 between us, Fletcher Challenge Industries Limited, Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited. #

4.15 The Deed of Indemnity dated December 15, 2000 between us, Fletcher Challenge Industries Limited, Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited. #

4.16 The agreement between Fletcher Challenge Forests Industries Limited and Tasman Pulp and Paper Company Limited dated October 5, 1999. #

4.17 The supply agreement between Fletcher Challenge Forests Industries Limited and Tasman Pulp and Paper Company Limited dated March 15, 2000.
         #

4.18 The backup agreement dated July 28, 2000 between Fletcher Challenge Forests Industries Limited, Fletcher Challenge Forests (Manufacturing) Limited and Norske Skog Tasman Limited. #

8.1      Schedule of our significant subsidiaries as at June 30, 2002.

10.1 Heads of Agreement dated as of January 30, 2001 relating to the sale and purchase of certain shares, assets and business between us, Rubicon Limited and Fletcher Challenge Forests Industries Limited. (Filed as
         Exhibit 4.1) #

10.2 The Subscription Agreement dated March 23, 2001 between us and Rubicon Limited relating to the placement of 75 million Ordinary Shares and 150 million Preference Shares to Rubicon Limited. (Filed as Exhibit 4.2) #

10.3 The arrangement deed relating to the redemption and novation of the Fletcher Challenge Industries Limited Capital Notes entered into between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001. (Filed as
         Exhibit 4.3)*

10.4 The amended and restated trust deed between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001. (Filed as Exhibit 4.4)*

10.5 The Deed relating to Energy Division separation dated October 10, 2000 between us, Energy International Holdings Limited and Fletcher Challenge Building Limited. (Filed as Exhibit 4.5)*

10.6 The Supply Agreement between us and Fletcher Building Products Limited dated February 28, 2001. (Filed as Exhibit 4.6)*

10.7 The Arrangement Agreement between us, Fletcher Building Limited and Fletcher Challenge Industries Limited dated December 20, 2000. (Filed as Exhibit 4.7)*

10.8 The Arrangement Agreement between us, Shell Overseas Holdings Limited, Apache Corporation and Fletcher Challenge Industries Limited dated October 10, 2000. (Filed as Exhibit 4.8) #

10.9     The Arrangement Agreement between us, Norske Skogindustrier ASA (Norske
         Skog) and Fletcher Challenge Industries Limited dated April 3, 2000. +

10.10 Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between us and Fletcher Challenge Paper Limited. (Filed as Exhibit 4.10) *

10.11 The Deed of Accession dated December 20, 2000 between Fletcher Challenge Building Limited and us by which Fletcher Challenge Building Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us. (Filed as Exhibit 4.11)*

10.12 The Deed of Accession dated October 10, 2000 between Energy International Holdings Limited and us by which Energy International Holdings Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us. (Filed as Exhibit 4.12)*

10.13 (a) Form of agreement to assign lease for the Penrose Complex lease between us and Fletcher Building Limited and including a deed of assignment of lease and deed of covenant. (Filed as Exhibit 4.13 (a))*
         (b) Form of agreement to assign rights for the Penrose Complex lease between us and Fletcher Building Limited. (Filed as Exhibit 4.13 (b))*

10.14 The Underwriting Agreement dated October 10, 2000 between us, Fletcher Challenge Industries Limited, Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited. (Filed as Exhibit 4.14) #

10.15 The Deed of Indemnity dated December 15, 2000 between us, Fletcher Challenge Industries Limited, Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited. (Filed as Exhibit 4.15) #

10.16 The agreement between Fletcher Challenge Forests Industries Limited and Tasman Pulp and Paper Company Limited dated October 5, 1999. (Filed as
         Exhibit 4.16) #

10.17 The supply agreement between Fletcher Challenge Forests Industries Limited and Tasman Pulp and Paper Company Limited dated March 15, 2000. (Filed as Exhibit 4.17) #

10.18 The backup agreement dated July 28, 2000 between Fletcher Challenge Forests Industries Limited, Fletcher Challenge Forests (Manufacturing) Limited and Norske Skog Tasman Limited. (Filed as Exhibit 4.18) #

10.19 Schedule of our significant subsidiaries as at June 30, 2001. (Filed as Exhibit 8.1)

11 The Strategic Relationship Agreement dated as of March 23, 2001 between us, Trees & Technology Limited (a subsidiary of Rubicon Limited) and Fletcher Challenge Forests Industries Limited. #

---------------

# Previously filed as an exhibit to Fletcher Challenge Forests Limited's Annual Report on Form 20-F for the fiscal year ended June 30, 2001.

* Previously filed as an exhibit to Fletcher Building Limited's Registration Statement on Form 20-F dated March 22, 2001.

+ Previously filed as an exhibit to Fletcher Challenge Limited's Annual Report on Form 20-F for the fiscal year ended June 30, 2000.