Form 20-F
period 2003-06-30
FLETCHER CHALLENGE FORESTS LTD
filed 2003-12-05
CIK 905424

                          AS FILED WITH THE SECURITIES

                  AND EXCHANGE COMMISSION ON DECEMBER 4, 2003
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                                    FORM 20-F

(Mark one)
[ ]             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                 OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                   OR
[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended: June 30, 2003
                                   OR
[ ]                TRANSITION REPORT PURSUANT TO SECTION 13
                 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
             For the transition period from _________ to _________

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

                                 ---------------
      Securities registered or to be pursuant to Section 12(b) of the Act:

                                                                                       Name of Exchange
Title of each Class                                                                   on which registered
-------------------                                                                   -------------------
American Depositary Shares* representing Fletcher Challenge Forests Ordinary        New York Stock Exchange**
 Shares
American Depositary Shares* representing Fletcher Challenge Forests Preference      New York Stock Exchange**
 Shares

------------
* Each American Depositary Share ("ADS") represents 10 of the underlying shares of the relevant class.

** The shares were also listed on the New York Stock Exchange in connection with the listing of the ADSs, but not for separate trading.

                                 ---------------
 Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                      None.

                                 ---------------
 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                   of the Act:
                                      None.

                                 ---------------
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as at the close of the period covered by the annual report (at June 30, 2003).

Fletcher Challenge Forests Ordinary Shares :     185,913,422    shares
Fletcher Challenge Forests Preference Shares :   371,809,026    shares

                                 ---------------
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                         Yes [X]          No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.

                        Item 17 [ ]       Item 18 [X]

================================================================================

                                TABLE OF CONTENTS

                                                                                      Page
     FINANCIAL INFORMATION                                                              3
     FORWARD-LOOKING STATEMENT DISCLOSURE                                               3

PART I                                                                                  4

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS                          4

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE                                        4

ITEM 3.  KEY INFORMATION                                                                5

     SELECTED FINANCIAL DATA                                                            5
     EXCHANGE RATES                                                                     9
     RISK FACTORS                                                                      10

ITEM 4.  INFORMATION ON THE COMPANY                                                    14

     HISTORY AND DEVELOPMENT OF THE COMPANY                                            14
     BUSINESS OVERVIEW                                                                 15
     ORGANIZATIONAL STRUCTURE                                                          31
     PROPERTY, PLANTS AND EQUIPMENT                                                    32
     INSURANCE                                                                         35

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS                                  36

     OPERATING RESULTS                                                                 36
     RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.                              51

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                                    52

     DIRECTORS                                                                         52
     SENIOR MANAGEMENT                                                                 54
     COMPENSATION                                                                      55
     BOARD PRACTICES                                                                   57
     EMPLOYEES                                                                         62
     SHARE OWNERSHIP                                                                   64

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                             66

     MAJOR SHAREHOLDERS                                                                66
     RELATED PARTY TRANSACTIONS                                                        69

ITEM 8.  FINANCIAL INFORMATION                                                         74

     CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION                           74
     SIGNIFICANT CHANGES                                                               75

ITEM 9.  THE OFFER AND LISTING                                                         76

     OFFER AND LISTING DETAILS                                                         76
     MARKETS                                                                           78

ITEM 10. ADDITIONAL INFORMATION                                                        79

     CONSTITUTION                                                                      79
     MATERIAL CONTRACTS                                                                88
     EXCHANGE CONTROLS                                                                 97
     TAXATION                                                                          99
     DIVIDENDS AND PAYING AGENTS                                                      104
     DOCUMENTS ON DISPLAY                                                             104

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK                    105

ITEM 12. NOT REQUIRED.                                                                108

PART II                                                                               108

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                              108

ITEM 14. NOT REQUIRED.                                                                108

ITEM 15. CONTROLS AND PROCEDURES

PART III                                                                              108

ITEM 16A NOT REQUIRED                                                                 110

ITEM 16B NOT REQUIRED                                                                 110

ITEM 16C NOT REQUIRED                                                                 110

ITEM 16D NOT REQUIRED

ITEM 17. NOT REQUIRED.                                                                108

ITEM 18. FINANCIAL STATEMENTS                                                         108

ITEM 19. EXHIBITS                                                                     109

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

                  Our fiscal year ends on June 30. The fiscal year ended June 30, 2003 is referred to as "2002-03" and other fiscal years are referred to in a corresponding manner. All other references to years are to calendar years. The terms "we", "our" and "us" refer to Fletcher Challenge Forests Limited ("Fletcher Challenge Forests") and its consolidated subsidiaries. Fletcher Challenge Forests was formerly known as Fletcher Challenge Limited, which was renamed following the separation of Fletcher Challenge Limited's four operating divisions completed on March 23, 2001. The change in name reflects the fact that, following separation, the Forests Division was Fletcher Challenge Limited's sole remaining business. References in this annual report to Fletcher Challenge Forests prior to the separation refer to the business and operations of the Forests Division of Fletcher Challenge Limited.

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

                  These forward-looking statements are based on assumptions and analyses made by us in the light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are relevant in the circumstances. However, whether actual future results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties, including the significant considerations discussed in this annual report. Factors that could cause actual results to differ materially from those implied by the forward-looking statements include, but are not limited to: the outcome of the forest sale process; increases or decreases in global production capacity; changes in market prices, exchange rates and interest rates; imports; industry cyclicality; cost of raw materials; general economic, market and business conditions; the opportunities (or lack thereof) that may be presented to and pursued by us and our subsidiaries; competitive actions by other companies; changes in laws or regulations, including, without limitation, those relating to environmental compliance; and other factors, including those described below under "Item 3. Key Information - Risk Factors" and "Item 4. Information on the Company - Forest Risks", many of which are beyond our control. Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, us, our businesses or our operations.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not required in this annual report.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

FLETCHER CHALLENGE FORESTS GROUP

                  The selected consolidated statement of financial position data as at June 30, 2003 and 2002, and the selected consolidated statement of financial performance data for the fiscal years ended June 30, 2003, 2002 and 2001 set forth below have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the Fletcher Challenge Forests Audited Consolidated Financial Statements included in this annual report. The selected consolidated statement of financial position data as at June 30, 2001, 2000 and 1999 and the selected consolidated statement of financial performance data for the years ended June 30, 2000 and 1999 set forth have been derived from the Fletcher Challenge Forests Audited Consolidated Financial Statements for the fiscal years ended June 30, 2001, 2000 and 1999, which are not included in this annual report. Fletcher Challenge Forests' Audited Consolidated Financial Statements are prepared in accordance with NZ GAAP. NZ GAAP differs in certain significant respects from US GAAP. See Note 30 to the Fletcher Challenge Forests Audited Consolidated Financial Statements for a discussion of these significant differences.

                                                             2002-03      2001-02      2000-01     1999-00      1998-99
                                                            -----------------------------------------------------------
                                                                      (IN NZ$ MILLIONS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF FINANCIAL PERFORMANCE

Operating Revenue..................................              678          664          634         523          446
Operating Expenses.................................             (628)        (932)      (1,680)       (588)        (515)
Forest Crop Revaluation............................             (451)          53         (625)          -            -
                                                            -----------------------------------------------------------
Operating Earnings.................................             (401)        (215)      (1,671)        (65)         (69)
Funding Costs......................................              (18)         (22)           -           -            -
                                                            -----------------------------------------------------------
Earnings before Taxation...........................             (419)        (237)      (1,671)        (65)         (69)
Taxation...........................................              140           (9)         285         102           20
                                                            -----------------------------------------------------------
Earnings after Taxation............................             (279)        (246)      (1,386)         37          (49)
Minority Interest..................................               (8)          (3)           9          (1)           2
                                                            -----------------------------------------------------------
Net Earnings from Continuing Operations............             (271)        (249)      (1,377)         36          (47)
Earnings from Discontinued Operations before
Taxation...........................................                -            -          396         533          155
Gain on Disposal of Discontinued Operations before
Taxation...........................................                -            -        1,126           -            -
Taxation from Discontinued Operations..............                -            -         (252)       (187)          (7)
                                                            -----------------------------------------------------------
Net Earnings.......................................             (271)        (249)        (107)        382          101
                                                            ===========================================================
Net Unusual Items included within Operating
Earnings from Continuing Operations................              (31)        (351)      (1,021)        (55)         (34)

Basic Net Earnings per share
  Fletcher Challenge Forests (Continuing
  Operations)(1)...................................          $(0.486)     $(0.446)     $(3.692)    $ 0.215      $(0.285)
  Fletcher Challenge Building (Discontinued).......                -            -      $(0.751)    $ 0.158      $ 0.046
  Fletcher Challenge Energy (Discontinued).........                -            -      $ 3.634     $ 0.754      $ 0.159
  Fletcher Challenge Paper (Discontinued)..........                -            -      $ 0.364     $(0.041)     $ 0.033

Diluted Net Earnings per share
  Fletcher Challenge Forests (Continuing
  Operations)(1)...................................          $(0.486)     $(0.446)     $(3.692)    $ 0.200      $(0.300)
  Fletcher Challenge Building (Discontinued).......                -            -      $(0.751)    $ 0.157      $ 0.045
  Fletcher Challenge Energy (Discontinued).........                -            -      $ 3.183     $ 0.635      $ 0.154
  Fletcher Challenge Paper (Discontinued)..........                -            -      $ 0.332     $(0.041)     $ 0.032

(1) Effective November 29, 2002 we consolidated our Preference and Ordinary Shares on a one for five basis. Comparative per share data has been restated for this share consolidation.

                                                             2002-03      2001-02      2000-01     1999-00      1998-99
                                                            ---------     -------      -------     -------      -------
                                                                      (IN NZ$ MILLIONS, EXCEPT PER SHARE AMOUNTS)
Dividends Declared (NZ cents)
   Fletcher Challenge Building share (Discontinued)...             -            -         6.00        8.00        12.00
   Fletcher Challenge Energy share (Discontinued).....             -            -            -        8.00        14.00
   Fletcher Challenge Paper share (Discontinued)......             -            -            -        1.50         3.00

Dividends Declared (US cents)
   Fletcher Challenge Building share (Discontinued)...             -            -         2.64        3.98         6.26
   Fletcher Challenge Energy share (Discontinued).....             -            -            -        3.98         7.31
   Fletcher Challenge Paper share (Discontinued)......             -            -            -        0.75         1.57

Ratio of Earnings to Fixed Charges (times)............            (1)          (1)          (1)       1.04         1.01

(1) Earnings under NZ GAAP in 2002-03, 2001-02, and 2000-01 were inadequate to cover fixed charges by $419 million, $237 million and $1,682 million respectively.

AMOUNTS IN ACCORDANCE WITH US GAAP
Operating Earnings from Continuing Operations........           (647)        (458)        (966)         26           30
Earnings from Continuing Operations..................           (423)        (390)        (752)         55          (47)
Net Earnings.........................................           (423)        (390)       1,319         510          156

Ratio of Earnings to Fixed Charges (times)...........            (2)          (2)           (2)       1.07         1.01

(2) Earnings under US GAAP in 2002-03, 2001-02 and 2000-01 were inadequate to cover fixed charges by $665 million, $480 million and $953 million respectively.

Basic Net Earnings per share
  Fletcher Challenge Forests (Continuing
  Operations)(3).....................................        $(2.286)     $(2.108)     $(4.347)    $ 0.325      $(0.285)
  Fletcher Challenge Building (Discontinued).........              -            -      $(0.477)    $ 0.250      $ 0.046
  Fletcher Challenge Energy (Trading Operations).....              -            -      $ 0.830     $ 0.933      $ 0.175
  Fletcher Challenge Energy (Gain on Sale)...........              -            -      $ 4.196           -            -
  Fletcher Challenge Energy (Discontinued)...........              -            -      $ 5.026     $ 0.933      $ 0.175
  Fletcher Challenge Paper (Trading Operations)......              -            -      $ 0.011     $ 0.009      $ 0.112
  Fletcher Challenge Paper (Gain on Sale)............              -            -      $ 0.704           -            -
  Fletcher Challenge Paper (Discontinued)............              -            -      $ 0.715     $ 0.009      $ 0.112

Diluted Net Earnings per share (3)
  Fletcher Challenge Forests (Continuing
  Operations)(3).....................................        $(2.286)     $(2.108)     $(4.347)    $ 0.300      $(0.300)
  Fletcher Challenge Building (Discontinued).........              -            -      $(0.477)    $ 0.233       $0.045
  Fletcher Challenge Energy (Trading Operations).....              -            -      $ 0.744     $ 0.778       $0.169
  Fletcher Challenge Energy (Gain on Sale)...........              -            -      $ 3.649           -            -
  Fletcher Challenge Energy (Discontinued)...........              -            -      $ 4.393     $ 0.778       $0.169
  Fletcher Challenge Paper (Trading Operations)......              -            -      $ 0.011     $ 0.009       $0.109
  Fletcher Challenge Paper (Gain on Sale)............              -            -      $ 0.603           -            -
  Fletcher Challenge Paper (Discontinued)............              -            -      $ 0.632     $ 0.009       $0.109

(3) Effective November 29, 2002 we consolidated our Preference and Ordinary Shares on a one for five basis. Comparative per share data has been restated for this share consolidation.

                                                                                   AS AT JUNE 30,
                                                              ---------------------------------------------------------
                                                               2003         2002         2001        2000         1999
                                                              ---------------------------------------------------------
                                                                                (IN NZ$ MILLIONS)
STATEMENT OF FINANCIAL POSITION - CONTINUING OPERATIONS
Reported Capital.....................................          1,443        1,443        1,443         939          927

Equity ..............................................            885        1,175        1,429       1,939        1,534
Liabilities..........................................            221          516          608       1,269        1,325
                                                              ---------------------------------------------------------
Total Liabilities and Equity.........................          1,106        1,691        2,037       3,208        2,859
                                                              ---------------------------------------------------------
Total Assets.........................................          1,106        1,691        2,037       3,208        2,859
                                                              ---------------------------------------------------------
Net Assets...........................................            885        1,175        1,429       1,939        1,534
                                                              ---------------------------------------------------------
STATEMENT OF FINANCIAL POSITION - DISCONTINUED
OPERATIONS
Reported Capital.....................................              -            -            -       1,925        1,818

Equity and Capital Funds.............................              -            -            -       7,492        5,917
Liabilities..........................................              -            -           56       5,757        5,690
                                                              ---------------------------------------------------------
Total Liabilities and Equity.........................              -            -           56      13,249       11,607
                                                              ---------------------------------------------------------
Total Assets.........................................              -            -           56      13,249       11,607
                                                              ---------------------------------------------------------
Net Assets...........................................              -            -            -       7,492        5,917
                                                               ========================================================
STATEMENT OF FINANCIAL POSITION - TOTAL
Reported Capital.....................................          1,443        1,443        1,443       2,864        2,745

Equity and Capital Funds.............................            885        1,175        1,429       9,431        7,451
Liabilities..........................................            221          516          664       7,026        7,015
                                                              ---------------------------------------------------------
Total Liabilities and Equity.........................          1,106        1,691        2,093      16,457       14,466
                                                              ---------------------------------------------------------
Total Assets.........................................          1,106        1,691        2,093      16,457       14,466
                                                              ---------------------------------------------------------
Net Assets...........................................            885        1,175        1,429       9,431        7,451
                                                               ========================================================

AMOUNTS IN ACCORDANCE WITH US GAAP
Total Assets.........................................          1,483        2,287        2,898      16,500       14,498
Total Term Debt (1)..................................            133            5            5       4,627        4,658
Net Assets...........................................          1,265        1,697        2,093       7,294        5,594

(1) Excludes $264 million (June 2002) and $369 million (June 2001) of debt classified as short term debt under US GAAP.

                                                           2002-03           2001-02          2000-01       1999-00      1998-99
                                                         -------------------------------------------------------------------------
NUMBER OF SHARES

FLETCHER CHALLENGE FORESTS ORDINARY SHARES
  Number of shares at the beginning of the year......     922,207,133      922,207,133     847,022,182    823,880,521  776,247,021
  Share Consolidation (1)............................    (736,293,711)               -               -              -            -
  Issue of shares (2)................................               -                -      75,000,000      4,110,364   52,265,161
  Net Movement in shares accounted for under the
  Treasury Stock Method..............................               -                -         184,951     19,031,297   (4,631,661)
                                                         -------------------------------------------------------------------------
                                                          185,913,422      922,207,133     922,207,133    847,022,182  823,880,521
                                                         =========================================================================

The comparative numbers of Fletcher Challenge Forests Ordinary Shares restated for the share consolidation are 185,913,422 as at 30 June 2002 and 2001, 169,404,436 as at 30 June 2000 and 164,776,104 as at 30 June 1999.

FLETCHER CHALLENGE FORESTS PREFERENCE SHARES
  Number of shares at the beginning of the year......    1,859,105,794   1,859,015,794               -              -            -
  Share Consolidation (1)............................   (1,487,206,768)              -               -              -            -
  Issue of shares (2)................................                -               -   1,859,015,794              -            -
                                                        --------------------------------------------------------------------------
                                                           371,809,026   1,859,015,794   1,859,015,794              -            -
                                                        ==========================================================================

The comparative numbers of Fletcher Challenge Forests Preference Shares restated for the share consolidation are 371,809,026 as at 30 June 2002 and 2001.

FLETCHER CHALLENGE BUILDING SHARES
  Number of shares at the beginning of the year.......              -                -     342,632,401    325,362,696  322,137,521
  Issue of shares.....................................              -                -               -        359,178      649,840
  Shares issued under the Dividend Reinvestment Plan..              -                -       1,908,252      4,605,102    2,524,369
  Net Movement in shares accounted for under the
  Treasury Stock Method...............................              -                -               -     12,305,425       50,966
  Cancellation of shares (3)..........................              -                -    (344,540,653)             -            -
                                                         -------------------------------------------------------------------------
                                                                    -                -               -    342,632,401  325,362,696
                                                         =========================================================================

FLETCHER CHALLENGE ENERGY SHARES
  Number of shares at the beginning of the year.......              -                -     342,829,686    327,794,752  324,447,409
  Issue of shares.....................................              -                -       8,287,661        722,964      661,410
  Shares issued under the Dividend Reinvestment Plan..              -                -               -      3,004,808    3,109,988
  Net Movement in shares accounted for under the
  Treasury Stock Method...............................              -                -          86,500     11,307,162     (424,055)
  Cancellation of shares (3)..........................              -                -    (351,203,847)             -            -
                                                         -------------------------------------------------------------------------
                                                                    -                -               -    342,829,686  327,794,752
                                                         =========================================================================

FLETCHER CHALLENGE PAPER SHARES
  Number of shares at the beginning of the year.......              -                -     637,884,780    636,630,377  636,211,559
  Issue of shares.....................................              -                -               -      1,254,403      423,725
  Net Movement in shares accounted for under the
  Treasury Stock Method...............................              -                -               -              -       (4,907)
  Cancellation of shares (4)..........................              -                -    (637,884,780)             -            -
                                                         -------------------------------------------------------------------------
                                                                    -                -               -    637,884,780  636,630,377
                                                         =========================================================================

Fletcher Challenge Forests Limited has two classes of share: Ordinary and Preference. The Preference Shares rank equally with the Ordinary Shares in all respects (including dividend and voting rights) except that the Preference Shares have prior ranking to the amount of $1.25 per share, in the event of a liquidation of the company, for a period of five years from allotment (December 15, 2000). The Ordinary Shares are entitled to the next $1.25 per share on liquidation and thereafter the Ordinary Shares and Preference Shares share equally. During this period, holders of Preference Shares will vote with holders of Ordinary Shares on all matters except a vote relating to a liquidation of the Company, in which case a separate vote of the holders of the Preference Shares will be required.

(1) During November 2002 the Fletcher Challenge Forests Ordinary Shares and Preference Shares were consolidated on a one for five basis. Following the consolidation, the Preference Shares retained their proportionate preference rights and the preference amount was adjusted to $1.25.

(2) 2000-01 relates to the issue of 1,709,015,794 Fletcher Challenge Forests Preference Shares following a rights offer in December 2000 and the issue of 75,000,000 Fletcher Challenge Forests Ordinary Shares and 150,000,000 Fletcher Challenge Forests Preference Shares to Rubicon Forests Holdings Limited in March 2001.

(3) As part of the separation process which had an effective date of March 23, 2001, Fletcher Challenge Building became a newly created stand-alone publicly listed company, Fletcher Building Limited; Fletcher Challenge Energy was sold to Shell and Apache Corporation; and Fletcher Challenge Forests remains as the continuing business of Fletcher Challenge Limited, re-named Fletcher Challenge Forests Limited. Holders of Fletcher Challenge Building Shares received, in exchange for each Fletcher Challenge Building Share, one fully paid share in Fletcher Building Limited. Fletcher Challenge Energy shareholders received for each Fletcher Challenge Energy Share US$3.55 in cash and one fully paid share in Rubicon Limited, and for every 70 Fletcher Challenge Energy Shares an entitlement to a share in Capstone Turbine Corporation. Fletcher Challenge Forests shareholders continue to hold existing Fletcher Challenge Forests Ordinary and Preference Shares in Fletcher Challenge Forests Limited. As part of the separation process the Fletcher Challenge Building and Energy Shares were cancelled.

(4) Following the sale of Fletcher Challenge Paper to Norske Skog on July 28, 2000, these Fletcher Challenge Paper Shares were cancelled.

                  We do not prepare a "two step" statement of financial performance, which presents operating revenues, expenses and earnings followed by other income and expense items. All items of revenue and expense excluding, funding costs, taxation and minority interest, are recorded as operating revenues and expenses. If a "two step" statement of financial performance format were used, equity earnings, interest on securities, profits (losses) on sales of securities and certain unusual or infrequently occurring transactions would be reclassified as non-operating. See Notes 3, 4 and 17 to the Fletcher Challenge Forests Audited Consolidated Financial Statements for the components of operating revenue and earnings.

EXCHANGE RATES

                  The following table sets forth, for the periods indicated, certain information concerning the rates of exchange of one New Zealand dollar into United States dollars based on the noon buying rate in New York City for cable transfers in NZ$ as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate").

FISCAL YEAR(1)                             AT PERIOD END   AVERAGE RATE(2)     HIGH          LOW
--------------                             -------------   ---------------     ----          ---
                                                          (US$ PER NZ$1.00)
1998-99...............................       0.5295            0.5261          0.5825       0.4838
1999-00...............................       0.4690            0.4994          0.5360       0.4527
2000-01...............................       0.4047            0.4198          0.4675       0.3920
2001-02...............................       0.4860            0.4326          0.4962       0.3996
2002-03                                      0.5866            0.5243          0.5881       0.4505
Month
June 2003                                    0.5866                 -          0.5881       0.5739
July 2003                                    0.5789                 -          0.5992       0.5728
August 2003                                  0.5785                 -          0.5898       0.5695
September 2003                               0.5950                 -          0.5973       0.5672
October 2003                                 0.6118                 -          0.6132       0.5935
November 2003                                0.7236                 -          0.7238       0.6986

------------
(1) Exchange rates are presented for the fiscal year ended June 30 unless otherwise noted.

(2) The average of the exchange rates on the last day of each month during the period.

                  The Noon Buying Rate on December 3, 2003 was NZ$1.00 = US$0.7358.

                  Fluctuations in the NZ$/US$ exchange rate will affect the US$ equivalent of the NZ$ price of our shares and, as a result, are likely to affect the market price in the United States of the ADSs, representing the shares. Such fluctuations will also affect the US$ amounts received by holders of ADSs on conversion by the Depository of any cash dividends paid in NZ$ on the shares underlying the ADSs. For additional information concerning the impact of exchange rates on our operations, see "Item 5. Operating and Financial Review and Prospects" and "Item 11. Quantitative and Qualitative Disclosures About Market Risk".

RISK FACTORS

THE CANCELLATION OF OUR CONTRACT FOR THE MANAGEMENT OF THE CNIF PARTNERSHIP HAS RESULTED IN A LOSS OF SYNERGIES.

                  The Central North Island Forest (CNIF) Partnership was formed in 1996 to acquire and manage the forestry assets of the Forestry Corporation of New Zealand Limited. We were appointed as manager of the CNIF Partnership assets in 1996.

                  The loss of the Management Agreement of the CNIF Partnership forest business has resulted in the loss of the management fee contribution and a loss of synergies available to us under that contract, which we estimate will be approximately $10 million per year (after-tax) and the loss of combined marketing benefits. As a result of these losses and the restructuring necessitated by the likely sale of our forests we are targeting an annual reduction of corporate costs of $13 million (pre-tax). Timber Management Company Limited ("TMC") has taken over the management of the CNIF Partnership and is establishing its own marketing and distribution networks.

THE OUTCOME OF THE CNIF PARTNERSHIP RECEIVERSHIP PROCESS COULD NEGATIVELY AFFECT OUR SUPPLY AGREEMENTS UNDER THE TASMAN CONTRACTS.

                  We consider that the Tasman contracts constitute an interest that attaches to the forest estates owned by the CNIF Partnership and that any purchaser must acquire the CNIF Partnership assets subject to our rights under those contracts. Should the Receivers of the CNIF Partnership attempt to dispose of the assets of the CNIF Partnership without requiring the purchaser to take over the obligations of the CNIF Partnership under the Tasman contracts or reaching alternative arrangements acceptable to us, it is likely that we would commence court proceedings for an order restraining them from doing so. In the event that our position is not upheld, wood supply to our mills could be adversely affected, as could our ability to meet supply obligations to third parties such as Norske Skog under the Back-Up Agreement.

                  On May 6, 2003 we entered into a Transition Deed with the Receivers of the CNIF Partnership which dealt with inter alia the pulplog obligations under the Tasman contracts. The parties agreed to co-operate with each other to seek to effect either a novation of the pulplog supply arrangements in the Back-up Agreement from us to the CNIF Partnership, or a replacement pulplog supply agreement between the CNIF Partnership and Norske Skog Tasman Limited, that releases us from our obligations under the Back-up Agreement provided however that any such novation or replacement agreement must incorporate provisions whereby the CNIF Partnership is released from all obligations to supply any pulplogs to any member of the FCF group of companies under the Tasman contracts.

                  On May 6, 2003 we entered into a sawlog supply agreement with the Receivers of the CNIF Partnership for 500,000 m(3) of sawlogs per year. The agreement is evergreen but is terminable on six months' notice by either party. The sawlog component of the Tasman Contracts will sit in abeyance as long as this new sawlog supply agreement is in effect. Our obligation to purchase under the sawlog supply agreement is suspended if the CNIF Partnership does not maintain FSC certification.

                  On October 25, 2003 the Receivers announced that they had entered into a contract to sell the forest-related CNIF Partnership assets to the entity controlled by the endowment fund of Harvard University. We have been advised by the Receivers that the purchasers intend to take an assignment of the Tasman Contracts, and the sawlog supply agreement dated May 6, 2003 referred to above, should that sale be concluded. See also "Item 4. Information on the Company - CNIF Partnership - The Tasman Contracts".

THE CARRYING VALUE OF OUR FOREST ESTATE IS DEPENDENT ON MARKET PRICES.

                  The value of our forest estate is dependent on market prices and key operating assumptions over a long timeframe. We manage our harvest scheduling with the objective of achieving the maximum economic return from a rotation, and currently use an average rotation length of approximately 27 years for Radiata pine and 37 years for Douglas fir.

                  Any change in market prices, key operating factors (including the outcome of the CNIF Partnership receivership or the forest sale process) or cost of capital could have a significant impact on the accounting carrying value of the forest estate, which would be recognized within the Statement of Financial Performance. Any writedown in the carrying value of the forest estate could have a material adverse impact on our financial condition or results of operations.

                  On June 16, 2003 we announced that we were proceeding with a trade sale process for our entire forest estate. The consequences of any future forest sale on our financial statements may be significant. Financial impacts, which may include restructuring costs, direct costs associated with the transaction and any differences from net proceeds achieved to the carrying value of assets and liabilities will be recognised as incurred. The carrying value at June 30, 2003 of the Forest Crop has been determined using our valuation model based upon revenues that are expected to be received from harvesting and marketing the wood. The valuation assumptions have been updated to reflect information available from all sources, including the sales process. See also "Item 5. Operating and Financial Review and Prospects - Recent Developments - Forest Sale."

FAILURE OF THIRD PARTY WOOD SUPPLY COULD NEGATIVELY IMPACT OUR BUSINESS

                  Following a successful sale of the forests and related assets the residual marketing, processing and distribution business will constitute our entire operations, and we will not continue to enjoy the benefits associated with owning our own forests and consequently being able to supply our own feedstock for our processing activities. We will be reliant on supplies of logs from third parties for our processing mills, and a failure of wood supply would have a material adverse effect on their production and our business. We will also be reliant on third parties to supply us with pulp logs to meet our pulp supply obligations to third parties.

                  In addition, the failure of third party suppliers of logs to us to maintain Forest Stewardship Council (FSC) Certification, or an equivalent certification, might result in our losing contracts to supply customers who require that the wood they purchase comes from a forest that is managed according to internationally agreed social and environmental principles and criteria.

WE ARE SENSITIVE TO MOVEMENTS IN THE NEW ZEALAND DOLLAR EXCHANGE RATE.

                  Our financial performance is sensitive to the New Zealand dollar exchange rate. A strengthening of the New Zealand dollar would cause a fall in our operating revenue, which would be partly offset by a reduction in our operating costs as fuel, freight and interest costs are largely denominated in US dollars. In addition, the carrying value of our forest estate is based upon New Zealand dollar market prices. Accordingly, any movements in the New Zealand dollar could have a material impact on our financial condition or results of operations.

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

WE DO NOT INSURE AGAINST SOME CATASTROPHIC RISKS.

                  Fire, storm, earthquake, volcanic eruption, wind damage and disease pose risks to our forests. As part of our corporate risk management strategies we do not insure against these risks. While our forest management activities attempt, where possible, to minimize these risks, the occurrence of one or more of them could have a material adverse effect on our financial condition and results of operations. See also "Item 4. Information on the Company - Forest Risks". The sale of our forests would remove this risk factor.

OUR COSTS MAY INCREASE IF THE KYOTO PROTOCOL COMES INTO EFFECT.

                  The New Zealand Government ratified the Kyoto Protocol on climate change in December 2002. To this end, the New Zealand Government has passed the Climate Change Response Act 2002 which provides for the establishment of certain administrative powers and bodies that are necessary or desirable under the Protocol. Further legislation may be required to implement specific policies aimed at achieving compliance with the emission reduction obligations under the Protocol if it comes into force.

                  The New Zealand Government is implementing policies that include the proposed introduction of an emissions charge related to the use of fossil fuels; the emissions charge would approximate the international price of carbon, capped at $NZ25 per tonne of CO2 equivalent emitted. However this charge will not apply before 2007. In the event that the Kyoto Protocol comes into effect the New Zealand Government will assume ownership of all sink credits, and it will also accept the liability created by the Kyoto Protocol for harvesting and deforestation during 2008-2012. In the case of deforestation the Government's liability would be up to a specified cap of 10% of the area of forest expected to be harvested over that period. This means that where forests are harvested and not replanted, the forest owner will not face the liability for the carbon released or for the net reduction in carbon sequestered. In summary, the risks to Fletcher Challenge Forests of the Kyoto Protocol coming into effect are largely limited to an emissions charge after 2007. There is no potential liability during the first commitment period (2008-2012) for harvesting or deforestation assuming a national deforestation of less than 10%.

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

                  However, some of the Fletcher Challenge Limited assets and liabilities were difficult to isolate or to transfer. Prior to separation, the new owners of the former Fletcher Challenge divisions entered into an agreement with us, the Amended and Restated Deed Relating to Assets and Liabilities, by which the economic benefits and risks of these assets and liabilities were assumed by the division to which they are properly attributed. Following separation, any claims made on us that are properly attributed to one or more of the other three divisions requires us to exercise our rights under the Amended and Restated Deed Relating to Assets and Liabilities to require payment from the relevant division or its successor or purchaser. We are exposed to the risk that, in these circumstances, the relevant division (or its new owners (see "Item 4. Information on the Company - History and Development of the Company ")) will not, or cannot, make the required payment. In the period since separation no claims have been made on us that have required us to exercise our rights under the Amended and Restated Deed Relating to Assets and Liabilities. However, since separation four claims have been served on us, which we have passed onto the new owners of the former Fletcher Challenge Paper, Building and Energy Divisions. Accordingly no assurance can be given that we will not be required to exercise our rights under the Amended and Restated Deed Relating to Assets and Liabilities in the future. If this was to occur, it could have an adverse effect on our financial condition or results of operations. The Amended and Restated Deed Relating to Assets and Liabilities is discussed in greater detail under "Item 10. Additional Information - Material Contracts" and has been filed with the SEC as an exhibit to this annual report (see "Item 19. Exhibits").

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

                  Fletcher Challenge Forests is a New Zealand based forest owner and manager and a leader in solid wood Radiata pine plantation forestry, with integrated manufacturing and distribution channels supplying solid wood products to consumers in New Zealand, Australia, the United States and throughout Asia. We also supply logs to industrial customers throughout the Pacific Rim. All of our products are sourced from intensively managed, renewable forests. Fletcher Challenge Forests is a registered company incorporated in New Zealand under the Companies Act 1993 (New Zealand). Our principal executive offices are located at Fletcher Challenge Forests House, 8 Rockridge Avenue, Penrose, Auckland, New Zealand (telephone 011-64-9-571-9800). Fletcher Challenge Limited was incorporated on November 10, 1980, and we were renamed Fletcher Challenge Forests Limited effective April 17, 2001 following completion of the separation of the Fletcher Challenge Group on March 23, 2001.

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

                  In December 1999, the Fletcher Challenge Limited Board announced its intention to dismantle the Fletcher Challenge Group's targeted share structure and separate its four unincorporated business divisions. In April 2000, the Fletcher Challenge Limited Board announced that it had reached agreement to sell Fletcher Challenge Paper to Norske Skogindustrier ASA ("Norske Skog"), a global publication paper producer based in Norway. The transaction was approved by Fletcher Challenge Limited shareholders on July 4, 2000, and settlement occurred on July 28, 2000. Under the terms of the agreement, Norske Skog acquired all of the outstanding Fletcher Challenge Paper shares for $2.50 per share and made a cash payment equal to the sum of the Fletcher Challenge Group debt and Fletcher Challenge Industries' Capital Notes attributed to Fletcher Challenge Paper as at the settlement date of the transaction, and Fletcher Challenge Paper's share of the total costs of separating from the targeted share structure.

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

                  Fletcher Challenge Forests remains as the continuing business of Fletcher Challenge Limited, re-named Fletcher Challenge Forests Limited from April 17, 2001. Our shareholders continue to hold existing Fletcher Challenge Forests Ordinary and Preference Shares in Fletcher Challenge Forests Limited. Our business presently consists of solid wood plantation forestry and related downstream wood processing and distribution assets and operations. The operations of Fletcher Challenge Forests are referred to within the Fletcher Challenge Forests Audited Consolidated Financial Statements and elsewhere in this annual report as Continuing Operations.

                  Effective November 29, 2002 the Fletcher Challenge Forests Ordinary Shares and Preference Shares were consolidated on a one for five basis. Following the consolidation, the Preference Shares retained their proportionate preference rights.

                  On June 16, 2003 we announced that we were proceeding with a trade sale process for our entire forest estate and associated assets. The sale of our forests would represent a major transition in our business from one founded on ownership of extensive forest estates to a market-focused company concentrating on the marketing, manufacturing and distribution of high quality wood products to global markets. The sale of the forest estate would facilitate re-investment in our processing and distribution activities, and the subsequent release of substantial surplus capital to shareholders. We intend to make a return of capital to shareholders of most of the proceeds of a forest sale. See also "Item 5. Operating and Financial Review and Prospects - Recent Developments
- Forest Sale."

BUSINESS OVERVIEW

GENERAL

                  As at June 30, 2003, we owned or managed interests in approximately 116,000 net stocked hectares of plantation forests in New Zealand, of which approximately 106,000 net stocked hectares (91%) is equity or owned estate and approximately 10,000 net stocked hectares (9%) is managed estate, and 10 solid wood manufacturing facilities in New Zealand (including three facilities managed for the CNIF Partnership). We use customer-focused forest management, processing and delivery systems to supply solid wood product solutions to markets around the world. The concept of "solid wood plantation forestry" is that trees are intensively managed and grown as a separate economic endeavor to supply wood to an open market. The trees are planted, intensively managed (thinned and/or pruned) and then harvested, on a regular cycle. Approximately 20% of the total managed forests yearly out-turn is sold to our downstream manufacturing facilities, and the remainder is sold on the domestic (37%) and export (43%) log markets. In addition to our operational base in New Zealand we have sales offices in China and the United States.

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

                  As part of this strategy, during 1995-96 we built two remanufacturing plants in the central North Island of New Zealand and a plywood mill in Argentina. We also acquired a 50% interest in American Wood Moulding LLC, a moldings distributor to large home centers in the United States. In addition, effective July 1, 1996, Fletcher Challenge Building sold to us, for $93 million, the solid wood processing activities (three sawmills and one plywood mill) and associated assets, rights and obligations of Tasman Lumber and H.T. Plywood.

                  During 1996-97, a consortium including Fletcher Challenge Forests acquired the business of Forestry Corporation of New Zealand Limited (now in receivership), or FCNZ, including cutting rights and related downstream solid wood processing activities. The CNIF Partnership was placed in receivership in February 2001. On October 25, 2003 the Receivers announced that they had entered into a contract to sell the forest-related CNIF Partnership assets to entities controlled by the endowment fund of Harvard University.

                  Following the acquisition of the FCNZ assets in 1996-97, we rationalized our New Zealand plantation forests by selling a total of 60,600 net stocked hectares in the Nelson/Marlborough region of the South Island, and the East Coast and South Auckland regions of the North Island.

                  Effective June 30, 1999, we sold our 51% position in Forestal Bio Bio to RII Chile Limited for US$104.5 million. The sale was part of a strategy to reduce our level of debt.

                  During 1999-2000 we extended our distribution and marketing network in the United States with the purchase for $9 million of a one-third share in The Empire Company, Inc, a moldings distributor based in Michigan. On October 31, 2003 we agreed with the shareholders of The Empire Company, Inc. to increase our shareholding in The Empire Company, Inc to 67%.

                  In 2000-01 we raised net proceeds of $414 million from a 2:1 rights offer of new Preference Shares, and a further $170 million from Rubicon Limited through the sale of our biotechnology and South American assets ($80 million) and a share placement ($90 million), all as part of the Fletcher Challenge Group separation process. We used the net proceeds principally to reduce debt.

                  On March 28, 2003 we sold the cutting rights over parts of Tahorakuri and Tauhara forests (a combined 8,940 hectraes) to two entities managed by UBS Timber Investors, CNI Timber Operating Company Limited ("CNI") and UBS Mangakahia Forest Venture Limited ("UBS") for a total of US$65 million. We also entered into separate management agreements, infrastructure agreements and wood supply agreements with CNI and UBS.

                  In 2002-03 our 50%-owned associate company, American Wood Moulding LLC, acquired a 50% interest in Ornamental Mouldings, Inc. We loaned to American Wood Moulding LLC US$6 million and provided a US$3 million Letter of Credit during this period to assist the financing of this acquisition.

                  As of June 30, 2003, we ceased managing the forestry business of the CNIF Partnership. As of September 30, 2003 we ceased to manage the mills of the CNIF Partnership.

STRATEGY

                  Our strategy is to move Radiata pine to its higher value end-uses. In doing so, we are playing an important role in the repositioning of Radiata pine through innovative technology and market, product and brand development.

                  The strategy is being implemented through the establishment of strategic business units that have a clear market and product focus. The strategic business units are supported by a cross business unit infrastructure in areas such as supply chain management, shipping, and product and market development.

                  During 2002-03 our priority was to focus on our existing business strengths to maximise our performance. We expanded our plywood manufacturing facility at Mount Maunganui, where capacity was increased by approximately 25%, and we have installed a third molding line at our solid wood molding plant at Taupo, to increase production of solid lineal moldings for the United States market.

                  We have identified further opportunities to grow our manufacturing and distribution activities and these will be the focus for further investment in the coming year.

We will continue to work with other New Zealand industry participants on export marketing initiatives directed at improving the market positioning of Radiata pine, lowering logistics costs and developing new markets.

                  On June 16, 2003 we announced that we were proceeding with a trade sale process for our entire forest estate and associated assets. It has not proved possible to consistently extract an adequate level of return on the capital invested in these assets. In addition it is our belief that there are potential buyers of the forest estate who would place a higher value on the assets than that implied by our share price (prior to the forest sale announcement). The sale of our forests would allow us to return capital to our shareholders and would represent a major transition in our business from one founded on ownership of extensive forest estates to a market-focused company concentrating on the marketing, manufacturing and distribution of high quality wood products to global markets. The sale of the forest estate would facilitate re-investment in our marketing, processing and distribution activities, and the subsequent release of substantial surplus capital to shareholders. The capital return is subject to both the outcome of the forest sale process and a satisfactory binding ruling from the Inland Revenue Department with respect to taxation issues associated with the proposal. The current status of the sale process is discussed in more detail under "Item 4. Information on the Company - History and Development of the Company."

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

                  We are cautious about the near-term outlook for the Forests and Supply segment. Log export prices are expected to show some improvement, in US dollars, as a reduced New Zealand harvest begins to impact supply. South Korean demand is increasing which, all other factors being equal, will lead to price improvement. Shipping costs are also expected to remain high. Of the other main markets, China demand is expected to continue to be strong, while Japan should remain reasonably steady.

                  The outlook for the marketing, processing and distribution businesses is more positive. The strength in the New Zealand residential construction market appears likely to remain in the near-term. Although the recent poor returns from the US lumber market have seen some New Zealand sawmilling capacity redirected into the local market, this is not expected to have any significant impact. US lumber prices are showing an improvement from June levels as the over-supply which affected prices in the second half abates. We expect to increase sales volumes to the US in 2003-04.

                  Our financial performance is sensitive to the New Zealand dollar exchange rate. A strengthening of the New Zealand dollar would cause a fall in our operating revenue, which would be partly offset by a reduction in our operating costs as fuel, freight and interest costs are largely denominated in US dollars.

                  Overall we expect continued growth in earnings from our marketing, distribution and processing businesses.

OPERATING SUMMARY

                  The following tables set out selected sales volumes for the periods indicated.

                                                              2002-03     2001-02       2000-01
                                                              ---------------------------------
                                                                    (THOUSAND M(3) (1))
LOG / RESIDUE SALES
Forest Estate
     Pruned Radiata pine Sawlogs.........................         187         124           70
     Structural Radiata pine Sawlogs.....................         216         230          229
     Utility Radiata pine Sawlogs........................         718         549          484
     Industrial Radiata pine Sawlogs.....................         378         322          220
     Douglas Fir Sawlogs.................................           -           1            1
     Pulp Logs and Residues..............................         432         361          411
     Production Thinnings................................         137         156          105
                                                              --------------------------------
Total Forest Estate......................................       2,068       1,743        1,520
Third Party Trading(2) ..................................       2,430       2,091        2,602
Intra-Company Trading....................................        (749)       (622)        (535)
                                                              --------------------------------
Total....................................................       3,749       3,212        3,587
                                                              ================================
MANUFACTURED PRODUCT SALES
Solid Lineal Moldings....................................          30          31           26
Laminated and Finger-Jointed Product (3).................          93          84           77
Lumber and Roundwood (3).................................         571         553          498
                                                              --------------------------------
Total....................................................         694         668          601
Third Party Lumber Trading...............................          53          82           85
                                                              --------------------------------
Total....................................................         747         750          686
                                                              ================================

---------------
(1)  Represents total volume from consolidated operations.

(2)  Includes logs, chips and residues.

(3)  Includes CNIFP product on-sold through FCF.

NATURE OF HARVEST PROFILES -- FORWARD-LOOKING STATEMENTS

                  The following sections contain the harvest profile of our plantation forests. This profile has been derived from computer models, historical data relative to each stand, and assumptions concerning future events, including but not limited to assumptions in relation to growth rates, loss due to fire, disease, pests, climate and acts of God, market conditions, desired harvest characteristics, pruning regime and replanting. The profile also assumes that no sale of our forests will occur, including the announced forest sale. Accordingly, the profile comprises forward-looking statements (as this phrase is defined in the Private Securities Litigation Reform Act of 1995,
Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934) and is included in reliance upon the safe harbors provided by these Acts and sections. As forward-looking statements, the profile is subject to significant risks and uncertainties, including those described under "Forest Risks" below, many of which are outside our control. If the assumptions upon which the profile is based prove incorrect, the actual results will differ from those expressed or implied by the profile, and those differences may be material. There can be no assurance that the assumptions upon which the profile is based are correct. For more information about some of the risks that, if realized, will cause actual results to differ materially from those expressed or implied by the profile, see "Forest Risks" below and "Item 3. Key Information - Risk Factors".

                  We do not represent that the profile will be realized or achieved, and we note that the uncertainty of assumptions and results increases as the estimate horizon extends further into the future. Unforeseen developments may result in significant variations from this profile. In addition, should we conclude a sale of our forest assets then we will not, from the date of the completion of the sale, be harvesting any of our own forests, and the profile will not be achieved.

                  The harvest profile assumes:

                  1. The trees are harvested at or close to " biological maturity" (the point in time which maximises net present value assuming constant prices), subject to the total volume harvested not varying by more than ten per cent year on year.

                  2. No attempt is made to factor in predictions of market demand or the impact of changes in third party supply volumes.

                  3. There is no expansion, acquisition or divestment of forests.

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

FORESTS AND SUPPLY

        OVERVIEW

                  The Forests and Supply business unit incorporates forest establishment and management, log manufacturing, log sales and marketing, and log trading, for our owned and managed estates. Our Forests and Supply unit sources logs and chips from our operations and from third parties for sale primarily to industrial customers in New Zealand (including our mills) and Asia. Forests and Supply is responsible for optimizing the harvest from our forests, while meeting the supply requirements of our key customers.

                  With the exception of the forest resource area information, the following description of the Forests and Supply business excludes the assets and the operating results of the CNIF Partnership (which was equity accounted up until December 31, 2000). The CNIF Partnership operations are covered in a separate section below.

                  Our forests are located in the central North Island of New Zealand. Radiata pine is a softwood species, which constitutes approximately 96% of our forests. The climate and soils of New Zealand are very favorable for tree growth, resulting in average harvesting ages for sawlogs of about 27 years for Radiata pine and 37 years for Douglas fir.

                  On June 16, 2003 we announced that we were proceeding with a trade sale process of our entire forest estate and associated assets. It has not proved possible to consistently extract an adequate level of return on the capital invested in these assets. In addition, it is our belief that there are potential buyers of the forest estate who would place a higher value on the assets than that implied by our share price (prior to the forest sale announcement). The sale of our forests will represent a major transition in our business from one founded on ownership of extensive forest estates to a market-focused company concentrating on the marketing, manufacturing and distribution of high quality wood products to global markets.

        LAND OWNERSHIP AND RIGHTS

                  As at June 30, 2003, our forests included an interest in approximately 116,100 net stocked hectares, of which approximately 98,600 net stocked hectares (85%) is owned estate, approximately 7,000 is held by minority interests (6%) and approximately 10,500 net stocked hectares (9%) is managed on behalf of other owners. Of the combined owned/minority estate, approximately 70,200 net stocked hectares (66%), is located on freehold (fee simple) land, and the balance of approximately 35,400 net stocked hectares (34%) is held under leases, forestry rights, Crown leases or similar arrangements. All of these tenures enable the forest estate to be harvested from the relevant land. As at June 30, 2003, we ceased managing the CNIF Partnership (in receivership) estate of approximately 162,000 net stocked hectares. During 2001-02 we sold the land under the Ngatapa Forest but retained the right to log the standing trees. Ngatapa has a land area of 9,543 hectares with a net stocked area of 1,258 hectares. During 2002-03 we granted forestry rights over parts of Tahorakuri and Tauhara forests, totaling 8,940 net stocked hectares to two entities managed by UBS Timber Investors, CNI Timber Operating Company Limited and UBS Mangakahia Forest Venture Limited.

                  Leases are rights granted by the owner of freehold land to the lessee, generally including exclusive possession and use of the land. Our leases enable us to use the land for forestry purposes and usually have a term lasting for two rotations. Forestry rights permit a person other than the owner to establish, manage and harvest, or simply manage and harvest, an estate of trees on the land. Our forestry rights have a term lasting for a minimum of one rotation.

                  For the purposes of the following analysis, leases, forestry rights and other non-freehold forms of land tenure have been shown together. The following table shows the breakdown by land tenure and use as at June 30, 2003.

                                                    LEASEHOLD/FORESTRY
FLETCHER CHALLENGE FORESTS              FREEHOLD      RIGHTS/OTHER (1)        TOTAL
(Net stocked area)                      --------    ------------------       -------
OWNED/MINORITY ESTATE                     70,200             35,400          105,600

MANAGED ESTATE:
  Other                                                                       10,500

TOTAL OWNED AND MANAGED                                                      116,100

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

                  Included in Fletcher Challenge Forests is an 82.5% interest in Tarawera Forests Limited, with 10.8% held by Maori Investments Limited and 6.7% by the Crown. Tarawera Forests has a net stocked area of 20,800 hectares. We are responsible for the management of the forestry operations of Tarawera Forests and the marketing of the forest output. The operations are subject to the overall direction of the board of directors of Tarawera Forests. As part of our forest sale process we propose to sell our interest in Tarawera Forests Limited to the purchaser of our forests, although the final mechanism by which that will be done has not yet been determined.

         DISTRIBUTION OF FORESTS AND AGE CLASS PROFILE

                  The central North Island contains the largest concentration of Radiata pine forests in New Zealand and the majority of New Zealand's and our wood processing infrastructure. The owned estate is located almost exclusively in this area. Our forests have an age class profile skewed towards mid-rotation age classes, and an average age of 14 years. Many of our forests are in contiguous blocks, and are served by a developed local infrastructure of roads, ports, processing plants, skilled labor and associated support infrastructure.

         TIMBER INVENTORY AND SPECIES

                  Radiata pine is a softwood species which constitutes approximately 96% of our forests. It is New Zealand's preferred species due to its strong growth rate over a range of sites, its compatibility with New Zealand's climate, its suitability for both solid wood and fiber products and its flexibility in terms of management and marketing. Other species include Douglas fir and various species of Eucalyptus.

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

                  The total forest area under our management has been FSC certified. Gaining forest certification involved a rigorous assessment of the environment and socio-economic impact of our forest management practices by an international audit body, Scientific Certification Systems, over a number of months during calendar year 2000, and qualified the forest estate to be certified as a Well-Managed Plantation.

                  FSC certification has assisted us to continue to access international markets such as North America, where certification of products is becoming essential. It has also given our products greater environmental credibility in the international marketplace - by us using the FSC logo, customers will have a way of identifying that the product they are purchasing comes from a forest that is managed according to internationally agreed social and environmental principles and criteria.

                  The forest certification, together with the chain-of-custody certificates that have been received for a significant proportion of our United States products and growing Asian portfolio, has provided us with the opportunity to position ourselves as a leading international supplier of solid wood products sourced from sustainable and environmentally certified resources.

                  A requirement of FSC certification is an annual review and audit by the certifying agent. The 2003 audit was successfully completed in October 2003. The auditors determined that our forest management programme fully merits the continuance of the FSC certification.

         HARVEST PROFILE

                  In 2002-03, sales volumes from our owned/minority and managed estate (excluding the CNIF Partnership) totaled approximately 2.07 million m(3), a 19% increase from the 1.74 million m(3) harvested in 2001-02. These harvest volumes include production thinnings of 137,000 m(3) for 2002-03 compared with 156,000 m(3) in 2001-02.

                  The table below shows the total projected available annual harvest by log type from our New Zealand plantation forests, excluding the CNIF Partnership forests, for the financial years from 2004 to 2033 (assuming that we do not sell our forests). The table shows the existing estate only before replanting, which explains the drop in volume in the final few years. Subject to favorable economics we would expect to replant harvested areas, and so another forest crop rotation would be ready for harvesting in this period, thereby sustaining production volumes. This harvest profile has been prepared on the basis, and is subject to the assumptions, qualifications and limitations, described above under "Nature of Harvest Profiles -- Forward-Looking Statements".

PROJECTED HARVEST (1)
(million m(3))             2004-2008     2009-2013    2014-2018    2019-2023     2024-2028    2029-2033      Total
------------------------------------------------------------------------------------------------------------------
Radiata pine
     Pruned                    1.3          2.2          1.8           1.4          1.7          0.5           8.9
     Structural                0.9          1.3          1.5           0.9          1.0          0.3           5.9
     Utility                   3.4          4.9          5.7           4.4          4.9          1.4          24.7
     Industrial                1.2          1.7          1.8           1.2          1.4          0.4           7.7
     Pulp                      1.4          1.8          2.5           1.7          1.9          0.5           9.8
Other Species                  0.2          0.4          0.1             -            -          0.3           1.0
                           ---------------------------------------------------------------------------------------
                               8.4         12.3         13.4           9.6         10.9          3.4          58.0
                           ---------------------------------------------------------------------------------------

     1. Includes only equity interests in forests except Tarawera (owned 82.5%), which is 100%. Excludes the CNIF Partnership. Includes clearfell volumes. Includes existing estate only, before replanting.

                  We expect the percentage of the harvest output that is in the higher value category to increase substantially as more of the pruned wood becomes available. In 2002-03 higher value pruned logs contributed 10% by volume of the harvest. We project that this ratio will climb to approximately 20% of the total clearfell volume by 2009, and average over 15% from the entire projected harvest.

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

         Fire

                  Fire is a risk to all of the plantation forests. We maintain a fire-fighting infrastructure which includes firebreaks, fire-fighting training, lookouts, a network of remote automated weather stations, equipment, communication and public education. Except where specifically required under particular leases and other arrangements, the plantation forests are not insured for fire. Management considers the cost of insurance to be too high compared with the historical frequency of occurrence. Past losses from fire have not had a material adverse effect on our operations. Depending on the forest age and the extent of the damage, some recovery of marketable logs may be possible following fire damage.

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

                  The painted apple moth has recently been found in the Auckland region of the North Island of New Zealand. Although Radiata pine is not one of the preferred foods of the painted apple moth it is a known host, and the insect is able to complete its entire lifecycle on Radiata pine. The geographical spread of the moth is presently confined to a portion of the Auckland region. The New Zealand Government is currently undertaking an aerial spraying program in the Auckland area to control and hopefully eradicate this pest.

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

         MARKETING AND SALES

                  Sales by Forests and Supply are made to both export and domestic customers, predominantly sawmillers, plywood manufacturers, panel manufacturers and pulp and paper mills.

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

                  Standard export terms of trade require payment by letters of credit. Export customers with low credit risk, mainly large Japanese trading houses, can have credit terms based on electronic payment on receipt of documents. Domestic terms of trade are payment on the 20th day of the month following delivery. Strict credit control procedures are maintained for domestic accounts.

                  In 2002-03, 62% of our Forests and Supply external sales revenue was derived from the export of logs to countries in the Asian region, compared with 62% in 2001-02 and 54% in 2000-01. The balance of 38% by value (2001-02 38%, 2000-01 46%) was derived from sales in New Zealand to a range of domestic processors. Our principal offshore markets are Korea, Japan and China. In addition we also supplied logs to our owned processing facilities.

                  The sale of our forest estate would bring an end to this part of our activities.

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

                  AACS supplies structural lumber, plywood and treated products to the residential and light commercial building sectors in New Zealand and Australia, and treated posts and poles to the rural, viticulture and infrastructure sectors in New Zealand. In addition, AACS supplies appearance and manufacturing grade lumber to the industrial user, remanufacture and furniture industries within Australasia and Asia. To supplement the processing operations within AACS and our North American Consumer Solutions business (NACS) in support of their consumer-based strategies, AACS also operates a third party lumber procurement operation.

                  Major influences of demand include the building industries of New Zealand and Australia, the primary produce sector in New Zealand and the construction and industrial sectors in Asia. Of particular note is the rapid growth in furniture manufacture within China, targeted at the North American and domestic Asian markets.

                  The sale of our forest estate would mean that AACS would no longer be able to source its log requirements from our own forest estate and would instead have to purchase logs for its mills from third parties. We would seek to enter into long term wood supply arrangements with the purchaser of our forest estate however.

         OPERATIONS

                  AACS operates five processing plants; the Kawerau Sawmill and Remanufacturing Plant, the Rainbow Mountain Sawmill, the Mount Maunganui Plywood Mill, and Ramsey Roundwood. Until September 30, 2003 AACS also managed the Waipa Sawmill and Remanufacturing Plant owned by the CNIF Partnership (in receivership). The CNIF Partnership operations are covered in a separate section below. All of these sites are located in the central North Island of New Zealand.

         Kawerau Sawmill and Remanufacturing Plant

                  The Kawerau Sawmill is focused on producing Origin(R) Timeframe for the New Zealand building market, as well as producing feedstock for the Remanufacturing Plant. Consuming 460,000 m(3) per year of structural and industrial logs, the sawmill operated on three shifts (20 hours x 6 days a week) during 2002-03 for a potential capacity of 250,000 m(3) per year. Sales output for 2002-03 totalled 235,000 m(3) compared with sales in 2001-02 of 212,000 m(3). An increase in operating shifts is planned for 2003-04, which will lift capacity of the Kawerau Sawmill to 320,000 m(3) per year.

                  The Remanufacturing Plant that had been dedicated to manufacturing 35,000 m(3) of high dimensional tolerance, finger jointed, laminated engineered products for the Japanese post and beam housing market, has been refocused on a range of Australian treated, pre-primed housing components such as verandah posts and on recovering Origin(R) Timeframe studs and components for the domestic housing Frame and Truss market. Output for 2002-03 totaled 28,000 m(3) and for 2001-02 totaled 25,000 m(3).

         Rainbow Mountain Sawmill

                  The Rainbow Mountain Sawmill is located 30 km south of Rotorua and consumes 320,000 m(3) of structural and medium density grade logs per year. Operating two and a half shifts per day, it produces two core product lines:
Origin(R) Outdoor for the New Zealand market and Origin(R) Outdoor F7 for the high value, and growing, deck and pergola market in Australia. In 2002-03 sales totaled 156,000 m(3), close to capacity (142,000 m(3) in 2001-02). Operational changes should see capacity lift to 185,000 m(3) in 2003-04.

         Mount Maunganui Plywood

                  Operating 24 hours, seven days per week, Mount Maunganui Plywood is operating at full capacity with sales of 42,000 m(3) in 2002-03 (36,000 m(3) in 2001-02) of Origin(R) Plywood for distribution in New Zealand and Australia. Having achieved strong growth over recent years, the plant capacity was expanded to 45,000 m(3) per year with a $1.4m capital upgrade.

                  Mt Maunganui Plywood is also the home of Origin(R) I-beam, the first New Zealand-made engineered wood I-joist. Launched three years ago, it has achieved widespread market acceptance as its superior stiffness, dimensional consistency and ease of installation mean a cost effective, quieter and more solid feeling floor system.

         Ramsey Roundwood

                  Co-located at the Rainbow Mountain Sawmill site, the Ramsey Roundwood business unit also has two retail yards at the southern and northern extremities of Auckland. Ramsey Roundwood operates a world class, large scale pressure treatment plant with annual capacity of 120,000 m(3) that treats both its own Ramsey Roundwood branded product range as well as Origin(R) Outdoor products.

                  Using 80,000 m(3) per year of logs, Ramsey Roundwood is the leading North Island supplier of roundwood, poles, piles and posts. Strong domestic growth has been achieved in the past year based on rural investment and vineyard development offsetting reduced demand for construction poles to Hong Kong and the Philippines.

                  Log supply is the most significant input for the AACS business unit. The proposed sale of our forest estate means that Ramsey Roundwood would no longer be able to source its log requirements from our own forest estate, and would instead have to purchase logs for its mill from third parties. We would seek to enter into long term wood supply arrangements with the purchaser of our forest estate however.

                  The use of sonic testing (acoustic testing of structural fiber quality) of logs enables increased recovery of structural wood to support AACS growth in structural lumber markets.

         MARKETING AND SALES

                  In New Zealand, AACS markets the higher value products under the Origin(R) consumer brand. In 2002-03 Origin(R) products comprised 46% by value of AACS wood product sales, up from 43% in 2001-02. The Origin(R) brand is present in Australia in the form of Origin(R) Plywood and Origin(R) Outdoor F7.

                  Origin(R) branded products include:

                  Origin(R) Timeframe (machine stress graded, kiln dried structural lumber),

                  Origin(R) Plywood (structural, appearance and cladding
                                    plywood),

                  Origin(R) Outdoor (decking, fencing and landscaping lumber),

                  Origin(R) I-beam (engineered floor joist), and

                  Origin(R) I-floor (combination of Origin(R) I-beam and
                                    long-span Origin(R) Plywood).

                  In New Zealand, Origin(R) products are distributed through building products merchant chains and associated specialist frame and truss manufacturers. We are the primary supplier of the lumber and plywood categories to the largest such chain in New Zealand, PlaceMakers, and have also developed preferred supplier status with the other major distributors; ITM, Carters, Benchmark and Mitre10.

                  The major Australian distribution channels for lumber are through large independent wholesalers such as Tasman KB and ITI. These merchants also distribute Origin(R) Plywood, although the largest distributor for our plywood is Australia's leading panel products specialist, Amerind Forest Products.

                  Typically, all other manufacturing and industrial grade lumber is either sold direct to industrial users or via import agents.

                  Ramsey Roundwood products are distributed to specialist contractors in New Zealand through wholly owned retail yards, as well as through the traditional building and rural supplier distribution chains, including ITM and Wrightsons.

                  In recognition of the growth achieved by our Origin(R) brand and the strategic importance of the Australian market we have established a dedicated market development office located in Melbourne, Australia.

                  In 2002-03, exports accounted for 26% of AACS sales revenue (excluding residues), split between Australia (17%) and Asia (9%). The balance of 74% was derived from sales within New Zealand.

                  The following table sets out sales volumes for the periods indicated.

                                                    2002-03          2001-02         2000-01
                                                    -------          -------         -------
                                                                 (THOUSAND m(3))
SALES VOLUMES
Laminated and Finger-Jointed Product........            71              56              52
Lumber and Roundwood........................           408             382             349
Third party lumber                                      53              82              85
                                                       -----------------------------------
Total                                                  532             520             486
                                                       -----------------------------------

NORTH AMERICAN CONSUMER SOLUTIONS

         OVERVIEW

                  The North American Consumer Solutions business (NACS) takes clear wood from pruned logs through to high value molding and millwork uses in the United States. Radiata pine substitutes competitively in many applications for the diminishing United States supplies of Ponderosa pine.

                  NACS has strong supplier relationships with the two largest home improvement chains in the United States: The Home Depot, through American Wood Moulding LLC, in which we hold a 50% interest; and Lowe's, through a 33% shareholding in The Empire Company, Inc. On October 31, 2003 we agreed with the shareholders of The Empire Company, Inc. to acquire an additional 33% shareholding in The Empire Company, Inc. The Home Depot, Lowe's and other major United States retailers are demanding environmentally certified wood products from their suppliers, and we believe that our access to a Forests Stewardship Council certified resource, together with our integrated supply chain, confers a significant competitive advantage.

                  NACS intends to further pursue growth opportunities in marketing, manufacturing and distribution, including increasing our production and sales of both solid lineal moldings and clear boards, together with the supply of appearance grade random width lumber to United States re-manufacturers.

         OPERATIONS

                  NACS operates two plants in the central North Island of New
Zealand: the Taupo Sawmill and the Taupo Moldings Plant. NACS also managed the Mount Maunganui Wood Processing Plant, which is owned by the CNIF Partnership (in receivership), until September 30, 2003. The CNIF Partnership operations are covered in a separate section below.

         Taupo Sawmill

                  The Taupo Sawmill's current log input is approximately 400,000 m(3) per year of pruned logs, and it is currently operating at full capacity on four shifts (24 hours x 7 days a week). The Taupo Sawmill produces random width lumber for our Taupo Moldings Plant and for Mount Maunganui Wood Processing. In addition it exports appearance grade lumber (to the United States) and supplies industrial grade lumber (through AACS) to the export and domestic markets.

                  Significant investment has been made in this sawmill operation over the last few years including a log scanner, an automated bin sorter and an additional kiln. As a result of these investments, and other operating efficiency gains, throughput has increased from around 330,000 m(3) in 1999-00 to the current annualized level of approximately 400,000 m(3) of logs processed per year.

                  A suitable log supply is provided by our Forests and Supply business, sourcing from our owned and managed estates as well as from third parties. The volume of pruned logs available within an economic cartage distance of the central North Island of New Zealand is expected to more than double over the next 10 years.

                  In 2002-03 lumber sales from the Taupo sawmill totaled 197,000 m(3) (187,000 m(3) in 2001-02).

         Taupo Moldings Plant

                  The Taupo Moldings Plant produces solid lineal moldings. Sales volumes from the plant during 2002-03 totaled 32,000 m(3) from lumber feedstock sourced from the Taupo Sawmill.

         MARKETING AND SALES

                  NACS markets clear wood products (solid lineal moldings, select boards and `Molding and Better' grade random width lumber) together with the lower grades of lumber arising from the pruned log (`Shop and Commons' grades random width lumber), and finger-joint moldings.

                  The following table sets out sales volumes for the periods indicated.

                                                    2002-03         2001-02          2000-01
                                                    -------         -------          -------
                                                                 (THOUSAND m(3))
SALES
Solid Lineal Moldings.......................            30              31              26
Laminated and Finger-Jointed Product........            22              28              25
Lumber                                                 163             171             149
                                                       -----------------------------------
Total.......................................           215             230             200
                                                       -----------------------------------

                  Prices for appearance grade random width lumber can typically swing by 20% or more over the course of a year, dependant upon seasonality in the home improvement sector and the lumber inventory available for sale in the market. A combination of strength of demand, and the volume and timing of imports mainly from South American producers drive lumber inventory levels during the year. Prices for moldings or boards tend not to swing with the same volatility.

                  NACS distributes its products via a range of distribution channels, comprising:

                  - Moldings to retail customers, via our distribution partners, American Wood Moulding LLC and The Empire Company, Inc,

                  - Moldings and boards direct to retail customers, and third party distributors, and

                  -    Lumber to re-manufacturers in the United States.

                  We have a 50% equity interest in American Wood Moulding LLC, one of the largest wholesale distributors of timber moldings in the United States operating through a number of major regional warehouses. American Wood Moulding LLC was formed in 1996 from the assets of the American Moulding Company, as an equal partnership between us and Thunderbird Moulding Company, to sell timber moldings produced by both partners and to provide store-based service and delivery to the fast growing home center chain store operators.

                  American Wood Moulding LLC revenues have increased 35% over the last three years largely driven by strength of demand in the home improvement market and the growth of the home centres. It has established a leading position as a full service supplier of appearance products, primarily solid and finger-jointed timber moldings, to the do-it-yourself market. In October 2003 The Home Depot selected American Wood Moulding LLC as 2003 Moulding Category Vendor of the Year. In 2002-03 American Wood Moulding LLC acquired a 50% interest in Ornamental Mouldings, Inc. Ornamental Mouldings is a leading supplier of decorative and ornamental moldings to retailers in the United States.

                  In November 1999, we acquired a one third share of The Empire Company, Inc, a moldings distributor based in Michigan. On October 31, 2003 we agreed with the shareholders of The Empire Company, Inc., to acquire an additional 33% share of The Empire Company, Inc for US$10,346,326.

                  Fletcher Challenge Forests USA Inc. is a 100% owned subsidiary resident in Maryland, USA responsible for managing the sales and distribution of our products in the United States. The office team is responsible for customer relationship management, processing customer orders, and transacting the import purchase and domestic sale of our products.

CNIF PARTNERSHIP (IN RECEIVERSHIP)

         BACKGROUND

                  A consortium led by us, and including CITIC and Brierley Investments Limited ("Brierley"), purchased the business of FCNZ on September 27, 1996. We and CITIC each held a 37.5% interest in the CNIF Partnership, with Brierley holding the remaining 25%. FCNZ was a plantation forestry, processing and marketing business based in the Bay of Plenty in the central North Island of New Zealand. During 1998-99 both we and CITIC purchased the Brierley stake, giving us and CITIC an equal 50% share. In addition to our equity investment we also provided a second-ranking debt facility to the CNIF Partnership.

                  Primarily as a result of low United States dollar log prices the CNIF Partnership breached certain loan ratios and covenants at December 31, 2000, putting the senior bank debt facility of approximately US$654 million in default.

                  In February 2001, the lending banks appointed Mr Michael Stiassny and Mr Grant Graham of Ferrier Hodgson as receivers to manage the sale of the CNIF Partnership's assets. As of June 30, 2003, we ceased managing the forestry business of the CNIF Partnership and as of September 30, 2003, we ceased managing the processing mills of the CNIF Partnership. On October 25, 2003 the Receivers announced that they had entered into a contract to sell the forest-related CNIF Partnership assets to entities controlled by the endowment fund of Harvard University.

         LITIGATION

                  In December 1999, CITIC New Zealand Limited (now in receivership), our 50% partner in the CNIF Partnership, filed significant claims against us in connection with the CNIF Partnership. On their appointment the

Receivers of the CNIF Partnership took control of this litigation. On May 6, 2003, we signed a settlement agreement with the Receivers. The key elements of the settlement were: the litigation originally brought by CITIC against us, and which was being pursued by the Receivers, was withdrawn by the Receivers in return for a payment by us of NZ$1.5 million; we agreed with the Receivers that the CNIF Partnership management agreement signed in 1996 would be terminated on 30 June 2003, although we would continue to manage the CNIF Partnership's mills until 30 September 2003; we were paid NZ$2.5 million in respect of our costs associated with this termination; our challenge in the High Court to the right of the CNIF Partnership banks to force a termination of the CNIF Partnership management agreement was withdrawn; and wood supply arrangements from the CNIF Partnership forests have been agreed.

                  In addition to the above arrangements, we settled all intercompany debts, due from us to a Fletcher Challenge Forests' subsidiary in the CNIF Partnership, by the payment of approximately NZ$8.5 million by us to the Receivers.

         THE TASMAN CONTRACTS

                  The Tasman contracts represent long-term arrangements for the supply of sawlogs and pulpwood from the former FCNZ forests to the former Fletcher Challenge Group. The Tasman contracts provided Fletcher Challenge Building and Fletcher Challenge Paper and Fletcher Challenge Forests Industries Limited (formerly Fletcher Challenge Forests Limited) with an option to purchase, but did not include any "take-or-pay" obligation. FCNZ agreed with us and the Crown to assume liability for the satisfaction and performance of the obligations of the Tasman contracts, and to indemnify the Crown from and against all related claims and proceedings. This obligation was then assumed by the CNIF Partnership on its formation in September 1996.

                  The contract supply volumes for the remaining term of the Tasman contracts are shown below:

                      TASMAN CONTRACTS VOLUME (m(3) PER YEAR)

YEAR ENDING JUNE 30                    PULPWOOD(1)               SAWLOGS               TOTAL
-------------------                    -----------               -------             ---------
To 2005                                 1,053,000                440,088             1,493,088
2005 to 2030                              708,442                440,088             1,148,530

(1) Includes pulp logs, thinnings, arisings, woodchip and sawmill residues.

                  As part of the reorganization of Fletcher Challenge Limited in March 1996, the obligation to purchase the pulpwood component of the Tasman contracts was attributed to Fletcher Challenge Paper, and the sawlog component to Fletcher Challenge Building. We subsequently purchased the sawlog component as part of our acquisition of Tasman Lumber.

                  With the purchase of Fletcher Challenge Paper by Norske Skog, effective July 28, 2000, Fletcher Challenge Paper ceased to be a party to the Tasman contracts. Two subsidiaries of Fletcher Challenge Forests Limited (Fletcher Challenge Forests Industries Limited and Fletcher Challenge Forests (Manufacturing) Limited) remain parties to the Tasman contracts. We endeavoured to have the CNIF Partnership assign the pulpwood entitlement to Norske Skog. Our partner CITIC refused to agree to the assignment.

                  In lieu of this assignment, we have contracted to supply up to 500,000 m(3) of pulpwood per year to Norske Skog, for each of the years ending March 31, 2001 to March 31, 2005, reducing to 400,000 m(3) per year for each year thereafter through to March 31, 2020. The terms of supply are substantially similar to the terms of the Tasman contracts. It is our intention, in the event of a concluded sale of the CNIF Partnership assets, to renegotiate these arrangements with the purchaser of the CNIF Partnership estate.

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

                  On May 6, 2003 we entered into a sawlog supply agreement with the Receivers of the CNIF Partnership for 500,000 m(3) of sawlogs per year. The agreement is evergreen but is terminable on six months' notice by either party. The sawlog component of the Tasman Contracts will sit in abeyance as long as this new sawlog supply agreement is in effect. Our obligation to purchase under the sawlog supply agreement is suspended if the CNIF Partnership does not maintain FSC certification.

                  On October 25, 2003 the Receivers announced that they had entered into a contract to sell the forest-related CNIF Partnership assets to entities controlled by the endowment fund of Harvard University. We have been advised by the Receivers that the purchasers intend to take an assignment of the Tasman Contracts, and the sawlog supply agreement dated May 6, 2003 referred to above, should that sale be concluded.

ORGANIZATIONAL STRUCTURE

                  Our principal subsidiaries, associates and affiliates are outlined below:

                                                          COUNTRY OF          %           PRINCIPAL
                                                         INCORPORATION     HOLDING         ACTIVITY
                                                         -------------     -------    ------------------
PRINCIPAL SUBSIDIARIES
Fletcher Challenge Forests Industries Limited                 NZ             100       Forestry
Fletcher Challenge Forests Finance Limited                    NZ             100       Funding
Fletcher Challenge Forests (Manufacturing) Limited            NZ             100       Lumber
Fletcher Challenge Forests New Zealand Limited                NZ             100       Holding Company
Fletcher Challenge Forests USA Inc                            USA            100       Marketing
Fletcher Challenge Limited                                    NZ             100       Holding Company
Tarawera Forests Limited                                      NZ              82       Forestry
Fletcher Challenge Forests Funding USA Limited                NZ             100       Funding
South Woodlands Limited                                       NZ             100       Forestry
East Woodlands Limited                                        NZ             100       Forestry
Northwest Woodlands Limited                                   NZ             100       Forestry
The Empire Company, Inc (1)                                   USA             67       Distribution

ASSOCIATES AND AFFILIATES
American Wood Moulding LLC                                    USA             50       Distribution
Central North Island Forest Partnership (in                   NZ              50       Forestry
receivership)
AWM Mexico                                                  Mexico            50       Distribution

(1) On October 31, 2003 we agreed with the shareholders of The Empire Company, Inc. to increase our shareholding to 67%. Prior to this date The Empire Company, Inc was equity accounted as an associate company.

PROPERTY, PLANTS AND EQUIPMENT

                  The following tables show our material properties and include information regarding the size and use of the properties, their productive capacities (where relevant) as well as whether the properties are leased or owned:

FORESTS LAND refer to "Land Ownership and
            Rights on page 20                              LEASEHOLD/FORESTRY
           (net stocked area)                 FREEHOLD       RIGHTS/OTHER (1)       TOTAL
                                              --------     -------------------     -------
OWNED ESTATE                                    70,200             35,400          105,600

MANAGED ESTATE:
  Other                                                                             10,500

TOTAL OWNED AND MANAGED                                                            116,100

   ---------------
   1. Includes other arrangements which enable us to obtain the forest crop, none of which are material by themselves.

OTHER LAND/PROPERTIES

                                                                                                                   OUTPUT
                                    LEASED /                                                                      CAPACITY
                                     OWNED        SIZE            USE                      PRODUCTS             (M(3)/ YEAR)
                                    --------    --------     -------------      -----------------------------   -----------
Kawerau Sawmill and                   Owned     23.26 ha     Sawmill and        -    Kiln-dried                     355,000
Remanufacturing Plant,                                       lumber                  stress-graded framing
Fletcher Ave,                                                remanufacture      -    Feedstock for
Kawerau                                                      plant                   Remanufacturing Plants
                                                                                -    Other Structural Lumber
                                                                                -    Finger-jointed and
                                                                                     laminated lumber

Ramsey Roundwood,                     Owned      0.43 ha     Retail and         -    Posts and poles,
280 Great South Road,                                        distribution            landscaping and outdoor
Drury, Auckland                                                                      treated products

Rainbow Mountain Sawmill,             Owned     61.93 ha     Sawmill            -    Kiln-dried                     185,000
216 State Highway 38,                                                                stress-graded framing
RD 3,                                                                           -    Outdoor treated lumber
Rotorua                                                                              products

                                                                                -

Ramsey Roundwood,                    Leased      0.38 ha     Retail and         -    Posts and poles,
82 Foundry Road                                              distribution            landscaping and outdoor
Silverdale, Auckland                                                                 treated products

Taupo Sawmill and Remanufacturing     Owned     34.86 ha     Sawmill and        -    Appearance grade lumber        247,000
Plant,                                                       Lumber             -    Feedstock for
199 Centennial Drive,                                        remanufacture           remanufacturing plants
Taupo                                                        plant              -    Solid lineal moldings

                                                                                                                   OUTPUT
                                    LEASED /                                                                      CAPACITY
                                     OWNED        SIZE            USE                      PRODUCTS             (M(3)/ YEAR)
                                    --------    --------     -------------      -----------------------------   -----------
Mount Maunganui Plywood Mill,        Leased      7.34 ha     Remanufacture      -    Standard and treated            45,000
Hewletts Rd,                                                 plant                   structural plywood
Mount Maunganui                                                                 -    Dried veneer
                                                                                -    Joist I-beam

Mount Maunganui Shipping Office,     Leased                  Office
8A Rata Street,
Mount Maunganui

Mount Maunganui Debarker,            Leased     1.096 ha     Pre-assembly       -    Logs                           360,000
Totara Street,                                               storage debarker
Mount Maunganui                                              facility

Mount Maunganui Wharf,               Leased    3.6498 ha     Storage            -    Logs                            47,000
Totara Street,
Mount Maunganui

Mount Maunganui Storage,             Leased      1.25 ha     Storage            -    Logs                            16,000
Waimarie Street,
Mount Maunganui

Fletcher Challenge Forests House,    Leased                  Office
8 Rockridge Avenue,
Penrose, Auckland

Ngahere House,                       Leased                  Office
Vaughan Road,
Rotorua

Kawerau Central Processing Yard      Leased      21.4 ha     Stem processing    Stems to logs                       500,000
                                                             and log ware-
                                                             housing for
                                                             rail

Mount Maunganui Wharf,               Leased      0.9 ha      Storage            -    Logs                            11,000
Totara Street,
Mount Maunganui

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

                  An environmental provision was established to provide for ongoing management and remedial costs at various processing sites. During 2001-02 the provision was reduced by $2 million following a reassessment of the expected future costs. The provision totaled $4 million as at June 30, 2003 and is expected to be utilised progressively over the coming four years.

         New Zealand Environmental Legislation

                  New Zealand's principal laws governing the environmental and sustainable management of natural and physical resources are contained in or derived from the Resource Management Act 1991 (New Zealand) (the "RMA") and the Hazardous Substances and New Organisms Act 1996 (New Zealand) (the "HSNO"). The RMA includes provisions governing effects of land use and discharges into land, air and water. It contains a stringent enforcement regime and allows third parties to take action to enforce compliance. The RMA emphasizes sustainable management of resources by controlling effects of activities, and involves active public participation in the process for the granting of consents. Certain breaches of the RMA are strict liability offences as seen in relation to the use of land, coastal marine areas, water, beds of lakes and rivers and in relation to subdivisions and the discharge of contaminants into the environment.

                  The HSNO legislation was enacted to protect the environment and the health and safety of people and communities by regulating the use of hazardous substances and the introduction of new organisms.

                  There is no one regulatory body solely responsible for the enforcement of the New Zealand legislation. However, the principal regulatory bodies enforcing New Zealand environmental laws are the Ministry for the Environment, various regional and territorial authorities, and the Environmental Risk Management Authority.

         Compliance

                  We believe that our activities currently comply in all material respects with applicable environmental laws and regulations. Failure to comply with these laws and regulations may result in orders being issued that could cause certain of our activities to cease or be curtailed or may require installation of additional equipment at substantial cost. Violators may be required to compensate those suffering loss or damage by reason of violations and may be fined if convicted of an offense under such legislation.

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

                  Based on past experience and our ability to manage risk, the forest estate is not insured. In certain circumstances, where required by law or where management considers it appropriate, insurance may be arranged for exposures within the self-insurance levels. Subject to self-insurance of $5 million for any one loss, we remain insured with re-insurers of high credit quality for the following risks:

                                                                       LIMIT OF INSURANCE
                                                                       ------------------
Public and product liability (NZ$ million)........................             100
Loss or damage to Group property including business interruption
and machinery breakdown (NZ$ million).............................             250
Marine charterer's liability (NZ$ million)........................              86

                  We have arranged a programme of directors' and officers' liability insurance and indemnities and statutory liability insurance to the extent permitted by statute and our constitution.

                  The sale of our forest estate should have no impact on our insurance needs, as we do not insure our forest estate.

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

                  As used in this annual report, "Operating Earnings" (as described in the Statement of Financial Performance) represents Earnings before Taxation and Funding Costs. We believe that Operating Earnings is commonly used in New Zealand for discussing a company's performance. We have, consistent with publicly listed companies in New Zealand, used Operating Earnings in the management's discussion and analysis of financial position and results of operations as a measure of financial performance Operating Earnings is not an alternative to US GAAP earnings, loss, cash flows or liquidity as measures of financial performance. The "ratio of Debt to Total Capitalization" is the ratio of debt to debt plus total equity at book value.

         PRICE CYCLICALITY AND SENSITIVITIES

                  Demand for our products, and both the volumes we can sell and the prices at which we can sell them, are dependent upon the general performance of the different national and regional economies in which we operate. Reduced or negative growth of any of these economies generally, or reduced demand in their construction industries in particular, could have a material adverse effect on our financial position or results of operations. We are also dependent on the economies into which we export products, or from which imports originate, that may affect our market share or the prices of our products in New Zealand.

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

         Forest Valuation

                  An estimate of market valuation (assuming continued use) of our forests is undertaken by our directors and incorporated in the Statement of Financial Position. The estimate of market value is based on a combination of net present value and compounded replacement cost. We believe this valuation disclosure provides timely, relevant and transparent information in relation to our forest plantation.

                  Our directors' estimate of market valuation is determined for different age classes, as follows:

                           - Age class (1-5 years); compound replacement costs.

                           -        Age class (6-14 years); progressive
                                    weighting of compound replacement cost from year six to net present value of future net cash flows at end of year fifteen.

                           - Age class (15+ years); net present value of future cash flows.

                  The measure of net present value of the plantation forest estate is determined as the amount by which future after tax cash inflows from the standing plantation forest exceed the future after tax cash costs of harvesting, transporting and marketing the logs produced. Compound replacement cost represents the cost of initial establishment and subsequent silviculture costs compounded at a rate of 5.0%.

                  The valuation is based on the harvest profile data above. Future sales prices are determined as the weighted average of the current and preceding quarter market prices as listed below.

                                                    JUNE 2003
                                                   2 QUARTER
                                                   NZ$ / M(3)
                                                   ----------
Radiata pine
   Pruned                                              163
   Structural                                           87
   Utility                                              79
   Industrial                                           53
   Pulp                                                 43
Other Species                                           76
                                                    ------
Weighted Average                                        84
                                                    ------

                  Log prices in New Zealand dollars have fallen significantly over the year, primarily as a result of the appreciation of the New Zealand dollar exchange rate against the currencies of our major trading partners. This necessitated a review of the carrying value of the forest estate. Recognizing that the continued use of a "trailing" 12-quarter pricing series, as previously applied in the forest valuation methodology, would generate a forest estate value in excess of that value implied by the current operating environment, current prices have been substituted, as presented by the last two quarters - March and June 2003. In addition the effective after tax discounted rate has increased from 8.0 per cent to 9.75 per cent. These changes align the forest valuation assumptions with current market conditions.

                  No allowance is made for future price level changes, either from inflationary or real changes in log prices. Costs are current average cost, again without consideration for inflation, changes resulting from the outcome of the CNIF Partnership receivership, real price change of the inputs or changes in input efficiency.

                  The net present value is calculated using a real after tax discount rate of 10.5%, which represents our assessment of the required risk - adjusted, real after tax return on forestry investments, and costs are compounded at an annual rate of 5%, representing a conservative compound rate lower than our assessed cost of capital. This produces an equivalent value to discounting the future cash flows for all age classes using an effective after tax discount rate equivalent to 9.75%. The valuation includes an annual charge for the holding cost of land equal to the discount rate of return. The land value used is based upon the current Government Valuation.

                  Other key assumptions on which the valuation is based are that:

                  - The trees are harvested at or close to " biological maturity" (the point in time which maximizes net present value assuming constant prices), subject to the total volume harvested not varying by more than ten per cent year on year.

                  - No attempt is made to factor in predictions of market demand or the impact of changes in third party supply volumes.

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

                  - Cash flows are fully taxed at our corporate rate, taking into account tax deductions available.

                  The resulting valuation as at June 30, 2003 was NZ$582 million. The sensitivity of this valuation to changes in key assumptions is as follows:

                                                                 (In NZ$
                                                                 million)
                                                                 -------
10% increase/decrease in prices                                    123
50 basis points increase/decrease in discount rate                  29

                  The Forest Crop has been included in the Fletcher Challenge Forests Audited Consolidated Financial Statements based upon an estimate of market valuation (assuming continued use). We have announced a proposed sale process, see "Item 4. Information on the Company - Background".

         Contingent Liabilities

                  Contingent liabilities are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Estimating probable losses requires estimates and judgements about future actions and events by third parties.

         Permanent Impairment of the second - ranking debt owed to us by the CNIF Partnership

                  During 2001-02 we fully wrote off the carrying value of the second - ranking debt owed to us by the CNIF Partnership. The write off followed a directors' review which concluded that if a sale of the CNIF Partnership was completed, the proceeds of the sale would not be likely to exceed the value of the senior bank debt. On October 25, 2003 the Receivers announced that they had entered into a contract to sell the forest-related CNIF Partnership assets to entities controlled by the endowment fund of Harvard University. We have been advised by the Receivers that there would be no payment of any of the second ranking debt owing to us as a result of the proposed sale.

         RECENTLY ISSUED ACCOUNTING STANDARDS

                  The New Zealand Accounting Standard setters currently have a policy of harmonising wherever possible generally accepted accounting practice in New Zealand (NZ GAAP) with International Financial Reporting Standards
(IFRS). The intention is for IFRS to be mandatory for fiscal years commencing after January 1, 2007 with early adoption encouraged for periods commencing after January 1, 2005. While there will be no impact on the consolidated financial statements in the current year the application of IFRS by us may result in additional differences in future years between the Fletcher Challenge Forests' audited consolidated financial statements prepared in accordance with IFRS and US GAAP, some of which may be material.

                  On June 30, 2002 we adopted three new Financial Reporting Standards issued by the New Zealand Financial Reporting Standards Board. The three new Financial Reporting Standards ("FRS") were: FRS-36 "Accounting for acquisitions resulting in combinations of entities or operations", FRS-37 "Consolidating investments in subsidiaries" and FRS-38 "Accounting for investments in associates". FRS-36 details the accounting treatment for acquisitions (excluding inter-group reconstructions) using the purchase method, and requires an annual impairment test to goodwill. FRS-37 defines a subsidiary on the basis of power to control and entitlement to ownership benefits. FRS-38 defines an associate and details the accounting treatment for associates using the equity method. These standards were not mandatory, however, we adopted the requirements of the new standards early. In addition, we also applied various consequential amendments which were made to other financial reporting standards as a result of the approval and adoption of the three new financial reporting standards listed above. With the exception of FRS-38 as noted below, the implementation of these new accounting standards did not have a material impact on the consolidated financial statements in 2001-02. Following the adoption of FRS-38, our share of surplus from associates (2001-02 of $14 million, 2000-01: net deficit $14 million) was recognised as a component of operating earnings in the Statement of Financial Performance. Dividends received from associates were included within Equity Earnings (2001-02: $6 million, 2000-01: nil). Up to 2001 our share of the net surplus of associates, after adjusting for any dividends received, was recognised in the Statement of Financial Performance following the earnings after taxation and dividends received from associates as a component of operating earnings. This change in accounting policy has resulted in an increase in operating earnings in 2001-02 of $8 million (2000-01: deficit $14 million). However this change in accounting policy had no effect on net earnings. The comparative figures have been restated on a comparable basis.

                  On June 30, 2001, we changed our accounting policy in respect of the carrying value of the plantation forest estate from a historical cost basis to a market value basis (see "Forest Valuation" above). Under the new accounting policy, the plantation forest estate asset is revalued to our Directors' estimate of market valuation. Our policy is to include changes in valuation within the earnings before taxation in the statement of financial performance. Our former policy was to record the carrying value of standing forests at original cost plus capitalized silviculture and funding costs. Capitalized costs were written off to earnings at the time of harvesting. This change in accounting policy resulted in a pre tax devaluation to the forest estate of $625 million being recognized in the statement of financial performance for 2000-01. The Board of Directors changed the accounting policy to provide timely, relevant and transparent forest valuation information which is consistent with the Australian Accounting Standard AASB1037 "Self-generating and regenerating assets" and the International Accounting Standard IAS41 "Agriculture". Under the new accounting policy, silviculture and funding costs are no longer capitalized to the plantation forest estate and are charged directly to the Statement of Financial Performance. Depletions are no longer written off to earnings at the time of harvesting. Changes in the future market valuation of the plantation forest estate, including a reduction for harvesting removals based upon opening market values, are charged directly to the Statement of Financial Performance. This change in accounting policy did not affect recognition of the operating revenue within the Statement of Financial Performance.

                  On July 1, 2000, we adopted US Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS 133". SFAS 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each year in current earnings or Group Equity, depending on whether a derivative is designated as part of a hedge transaction, the type of hedge transaction and the hedge effectiveness. The gains and losses that are recorded in our Equity are taken to Earnings consistent with the underlying hedged item. SFAS 133 requires existing derivative Financial Instruments to be recorded at Fair Value and for deferred gains and losses previously recognized in the Statement of Financial Position to be reversed. The financial impact on Discontinued Operations of adopting SFAS 133 on July 1, 2000 was a net $2 million gain to Earnings, a net $169 million reduction in Group Equity, a $287 million reduction in Deferred Losses (recorded within Total Assets) and a $120 million reduction in Total Liabilities impacting Deferred Taxation and the valuation of Financial Instruments. The adoption of SFAS 133 on the Continuing Operations did not have a significant impact on earnings.

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

                  In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets" which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets (including those acquired in a business combination) should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 were required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The impact of SFAS 142 has not had a material impact on the financial statements.

                  In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and related asset retirement costs. SFAS 143 is effective for financial statements with fiscal years beginning after June 15, 2002, and had no impact on our financial statements.

                  In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirement to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods. The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. The application of SFAS 144 had no impact on our financial statements.

                  In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". As a result of rescinding Statement 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect, the criteria in APB Opinion 30 will now be used to classify those gains and losses. The adoption of SFAS 145 had no impact on our financial statements.

                  In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities", which nullifies Emerging Issues Task Force (EITF) Issue No. 94-3. SFAS 146 requires that a liability for exit or disposal activities be recognised and initially measured at fair value only when a liability has been incurred. Therefore, the recognition of such costs is deferred until all criteria of a liability are met. The adoption of SFAS 146 had no impact on our results of operations and financial position.

                  In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of Interpretation No. 34)" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness to Others", ("Interpretation 34"). The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. We adopted the disclosure requirements in the year ended June 30,

2003. We adopted the initial recognition and initial measurement provisions of FIN 45 and it had no impact on our results of operations and financial positions.

                  In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure" ("FAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for fiscal years ended after December 15, 2002. The adoption of SFAS 148 had no impact on our results of operations and financial position.

                  In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). This interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation of variable interest entities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary if the entity does not effectively disperse risks among the parties involved. The provisions of FIN 46 are effective immediately for those variable interest entities created after January 31, 2003. The provisions are effective from interim or annual periods beginning after June 15, 2003 to all variable interest entities created prior to February 1, 2003. We consolidate the Employee Educational Fund and the Employee Welfare Fund for US GAAP purposes under previously existing guidance. Accordingly, we do not expect the provisions of FIN 46 to affect our consolidated financial position or results of operations.

                  In April 2003 the Financial Accounting Standards Board issued Statement No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities"("SFAS 149"). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it
(1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45 and (4) amends certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 30, 2003. SFAS 149 should be applied prospectively. We do not expect that the adoption of this Statement will have a material impact on our results of operations and financial position.

                  In May 2003 the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

-- Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

-- Financial instruments, other than outstanding shares, that do or may require the issuer to buy back some of its equity shares in exchange for cash or other assets.

-- Unconditional obligations that can be settled with equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's equity shares.

                  SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling such instruments and the capital structure of entities, all of whose shares are mandatory redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. We do not expect the adoption of this Statement to have a material impact on our results of operations and financial position.

         RECENT DEVELOPMENTS

CNIF PARTNERSHIP

                  On October 25, 2003 the Receivers announced that they had entered into a contract to sell the forest-related CNIF Partnership assets to entities controlled by the endowment fund of Harvard University. We have been advised by the Receivers that the purchasers intend to take an assignment of the Tasman Contracts, and the sawlog supply agreement with the CNIF Partnership dated May 6, 2003, should that sale be concluded. See also "Item 4. Information on the Company - CNIF Partnership - The Tasman Contracts".

FOREST SALE

                  On June 16, 2003 we announced that we were proceeding with a trade sale process for our entire forest estate and associated assets. The sale of our forests would represent a major transition in our business from one founded on ownership of extensive forest estates to a market-focused company concentrating on the marketing, manufacturing and distribution of high quality wood products to global markets. The sale of the forest estate would facilitate re-investment in our marketing, processing and distribution activities, and the subsequent release of substantial surplus capital to shareholders.

                  On September 15, 2003 we entered into a non-binding Letter of Intent with The Campbell Group, LLC ("The Campbell Group"), a global forest investment manager that acts on behalf of large United States and international institutional investors, with the purpose of concluding an agreement for the sale of our entire forest estate and related assets. A sale price of NZ$685 million has been agreed, subject to confirmatory due diligence and receipt of all required consents. The assets to be sold include forest land and crop, associated assets and working capital. The Letter of Intent provided that if we elected to enter into negotiations with a competing bidder for our forests we would have to pay The Campbell Group a break fee of NZ$17 million.

                  On September 23, 2003 we received from Kiwi Forests Group Limited ("Kiwi Forests Group") a new offer to purchase our entire forest assets for NZ$725 million in cash.

                  On October 8, 2003 we agreed a variation to the Letter of Intent entered into with The Campbell Group on September 15, 2003 that enabled us to enter into negotiations with the Kiwi Forests Group. It also allowed negotiations with The Campbell Group on its offer of NZ $685 million for the forest assets to resume, in the event that a transaction did not proceed with the Kiwi Forests Group.

                  We have been released from the exclusivity provision in the Letter of Intent in relation to the Kiwi Forests Group offer and, in return, we have made a payment to The Campbell Group of NZ$8.5 million. This represents 50% of the NZ$17 million break fee payable under the original Letter of Intent in the event we elected to enter into discussions with a competing bidder for our forests. The maximum liability for such break fees under the Letter of Intent remains capped at NZ$17 million.

                  Should we conclude an unconditional sale and purchase agreement with the Kiwi Forests Group, we will pay The Campbell Group a further NZ$8.5 million, being the balance of the NZ$17 million break fee referred to above. However, should The Campbell Group be successful in purchasing the forest assets, the NZ$8.5 million payment will be refunded to us by The Campbell Group.

                  As of the date of this annual report we had not yet entered into a contract with a purchaser for our forest assets. Negotiations are continuing with The Campbell Group, and the Kiwi Forest Group continues to undertake due diligence activities.

INCREASED SHAREHOLDING IN THE EMPIRE COMPANY, INC

                  On October 31, 2003 we agreed with the shareholders of The Empire Company, Inc. to increase our shareholding in The Empire Company, Inc to 67% for US$10,346,326.

         FLETCHER CHALLENGE FORESTS

The following tables set out our Operating Revenue and Earnings for the periods indicated.

                                                      2002-03   2001-02   2000-01
                                                      -------   -------   -------
OPERATING REVENUE                                          (IN NZ$ MILLIONS)
Forests and Supply (1) ..........................       285       255       289

Processing and Distribution
     Australasian and Asian Consumer Solutions...       226       215       203
     North American Consumer Solutions ..........       167       194       145
                                                       ----      ----      ----
Total Processing and Distribution ...............       393       409       348

South America ...................................         -         -        (3)
                                                       ----      ----      ----
TOTAL OPERATING REVENUE .........................       678       664       634
                                                       ====      ====      ====

(1)      Forests and Supply Operating Revenue includes:

- accrued interest on the loans to the CNIF Partnership of $26 million for 2000-01;

- Equity Earning loss from the CNIF Partnership of $9 million for 2000-01.

                                                      2002-03    2001-02    2000-01(4)
                                                      -------    -------    ----------
EARNINGS                                                      (IN NZ$ MILLIONS)
Forests and Supply (1) ..........................        (454)      (258)    (1,681)

Processing and Distribution
     Australasian and Asian Consumer Solutions...          12         (8)         2
     North American Consumer Solutions ..........          18         26         11
                                                      -------    -------    -------
Total Processing and Distribution ...............          30         18         13

South America ...................................           -          -         (3)
Other (2) .......................................          23         25          -
                                                      -------    -------    -------
OPERATING EARNINGS ..............................        (401)      (215)    (1,671)
Funding Costs ...................................         (18)       (22)         -
                                                      -------    -------    -------
Earnings before Taxation ........................        (419)      (237)    (1,671)
Taxation ........................................         140         (9)       285
                                                      -------    -------    -------
Earnings after Taxation .........................        (279)      (246)    (1,386)
Minority Interest ...............................           8         (3)         9
                                                      -------    -------    -------
Net Earnings from Continuing Operations .........        (271)      (249)    (1,377)
Net Earnings from Discontinued Operations .......           -          -      1,270
                                                      =======    =======    =======
NET EARNINGS ....................................        (271)      (249)      (107)
                                                      =======    =======    =======

(1)      Forests and Supply Operating Earnings includes:

- accrued interest on the loans to the CNIF Partnership of $26 million for 2000-01;

- Equity Earning loss from the CNIF Partnership of $9 million for 2000-01.

- Forest Crop Revaluation of negative $451 million, $53 million and negative $625 million for 2002-03, 2001-02 and 2000-01 respectively.

- Unusual items of negative $31 million, negative $348 million and negative $1,020 million for 2002-03, 2001-02 and 2000-01 respectively (refer 3 below).

(2) Net foreign exchange gains on net foreign denominated asset and debt instruments not attributed to a specific business unit.

(3) Unusual Items for 2002-03 include reorganisation costs of $4 million relating to costs associated with the debt refinancing, proposed forest sale, strategic redirection of the Group following termination of the CNIFP management contract and proposed capital return, a loss on the sale of Forest Crop of $29 million relating to the sale of cutting rights for 8,940 hectares of the Tahorakuri and Tauhara forest estates, and a $2 million gain relating to the closing of a foreign currency contract entered into, to hedge the proposed acquisition of the CNIF Partnership. Unusual items for 2001-02 include permanent impairment relating to the investment in and advances to the CNIF Partnership of $349 million, a gain of $2 million upon sale of the Ngatapa forest land, other gains/ losses relating to the reversal of provisions relating to the environmental provisions ($2 million) and other provisions ($2 million), the establishment of provisions for the costs relating to the closure of the Japanese Engineered Wood Products business unit ($3 million), acquisition costs written off relating to costs incurred in relation to the proposed acquisition of CNIF Partnership assets ($6 million) and the part recovery of a debt written off relating to the sale of the Chilean forestry operations ($1 million). Unusual items for 2000-01 include the gain on sale of biotechnology and South American assets of $26 million, restructuring costs associated with the separation of the Fletcher Challenge Limited targeted share structure of $63 million, permanent impairment of the investment in the CNIF Partnership of $768 million, the New Zealand forest estate of $207 million and the investment in Tasman KB of $1 million, a provision established to cover costs for defending the claims of CITIC New Zealand Limited of $5 million and the write-off of a debt of $3 million related to the sale of the Chilean forestry operations.

(4) Reference should be made to "Recently Issued Accounting Standards" on page 38, which describes changes in our accounting policies.

RESULTS OF OPERATIONS

         2002-03 COMPARED WITH 2001-02

         Revenue from Continuing Operations (referred to as Operating Revenue in the financial statements) for 2002-03 was $678 million, an increase from $664 million for 2001-02. Sales Revenue for 2002-03 increased by $14 million from $649 million in 2001-02 to $663 million in 2002-03, reflecting increased volumes in total log and residue sales (up 17% to 3.7 million m(3)) and slightly reduced manufactured product volumes. Other Revenue contributed $15 million for both 2002-03 and 2001-02. Other Revenue for both periods included equity earnings from associates of $14 million (predominantly our United States distribution associates) and interest revenue of $1 million.

         Operating Earnings for 2002-03 were a loss of $401 million compared with a loss of $215 million in 2001-02. 2002-03 was impacted by the negative forest crop revaluation of $451 million compared to a positive revaluation of $53 million in 2001-02. The revised "in use" forest crop valuation of $582 million is significantly below the previous carrying value. The reduction in the carrying value is primarily due to the effect on log prices of the strong NZ dollar and high shipping costs over the year impacting our forest valuation. Unusual items, included within Operating Earnings, totaling a loss of $31 million and $351 million impacted both the 2002-03 and 2001-02 results respectively.

         Unusual Items for 2002-03 which totaled a loss of $31 million included a $29 million loss resulting from the sale of cutting rights completed in April 2003, reorganisation costs of $4 million (relating to costs associated with the debt refinancing, proposed forest sale, strategic redirection of the group following termination of the CNIF Partnership management contract and proposed capital return), offset by a gain of $2 million relating predominantly to the closing of a foreign currency contract entered into to hedge the proposed CNIF Partnership acquisition.

         Operating Expenses (excluding unusual items of $31 million) for 2002-03 were $597 million compared with $581 million in 2001-02 (excluding unusual items of $351 million). The $16 million increase reflects increased operating costs, predominantly shipping, transport and harvesting costs.

         Funding costs for 2002-03 totaled $18 million compared with $22 million for 2001-02. Included within 2002-03 was a $4 million mark to market cost relating to our interest rates swaps. The reduction in the interest expense reflects the reduced debt levels during 2002-03.

         A taxation benefit of $140 million was recognised for 2002-03 compared with an expense of $9 million for 2001-02. The difference between the statutory tax rate of 33% and the effective tax rate of 3% in 2001-02 was primarily due to the non-deductibility of the permanent impairment relating to advances to the CNIF Partnership ($90 million tax effect). The effective tax rate for 2002-03 represented the statutory tax rate of 33% resulting in the $140 million credit to earnings.

         Net earnings represented a loss of $271 million compared with a loss of $249 million in 2001-02.

        FORESTS AND SUPPLY

         Forests and Supply sales revenue increased to $284 million in 2002-03 compared with $254 million in 2001-02, on sales volume which rose 17% to 3.7 million cubic metres. Domestic sales were $107 million, up 11%, while export sales also increased, despite the stronger NZ dollar.

         Forests and Supply recorded an Operating Earnings loss for 2002-03 of $454 million compared with a loss of $258 million in 2001-02. 2002-03 was impacted by the negative forest crop revaluation of $451 million compared to a positive revaluation of $53 million in 2001-02. In addition, the results in 2002-03 were impacted by:

                  - the rise in the NZ dollar exchange rate throughout the year against our major trading partners and competing suppliers;

                  - an improved log mix (an increase in the proportion of higher value pruned logs);

                  - higher US dollar prices which partially offset the exchange rate effect; and

                  -        strong overall log demands.

         All of the foregoing were offset by higher shipping costs and increased harvesting costs as logging operations rotated to more difficult terrain. Both the 2002-03 and 2001-02 result were impacted by unusual items totaling negative $31 million and negative $348 million respectively.

         Operating Expenses (excluding unusual items of $31 million) for 2002-03 increased by 18% to $257 million compared with $218 million in 2001-02 (excluding unusual items of $348 million), reflecting the higher production volumes and increased harvesting and shipping costs.

           PROCESSING AND DISTRIBUTION - AUSTRALASIAN AND ASIAN CONSUMER SOLUTIONS (AACS)

         Operating Revenue was $226 million in 2002-03 compared with $215 million in 2001-02. The 5% increase in operating revenue reflects increased prices and volumes due primarily to the strong NZ and Australian residential housing market.

       Operating Earnings for 2002-03 were $12 million compared with a loss of $8 million in 2001-02, reflecting the strong structural wood market in NZ which has been fuelled by the NZ residential housing boom, operational improvements, and the withdrawal from the loss-making Japanese housing business. Operating Expenses reduced by 4% to $214 million in 2002-03, compared with $223 million in 2001-02. Costs were impacted by a 3% reduction in the average log costs during the period, reflecting a partial flow-on benefit to domestic log costs from weaker log export returns.

         PROCESSING AND DISTRIBUTION - NORTH AMERICAN CONSUMER SOLUTIONS (NACS)

         Operating Revenue was $167 million in 2002-03 compared with $194 million in 2001-02. Operating Revenue in 2002-03 and 2001-02 included earnings from our associated companies of $14 million. The decrease in Operating Revenue in 2002-03 reflects the cyclical decline in US prices combined with reduced NZ dollar returns due to the strengthening NZ dollar. The benchmark Mouldings and Better lumber grade prices fell 31% during 2002-03 from US$1,300 per thousand board feet to US$900, which translates to a 40% decline in NZ dollars.

         Operating Earnings for 2002-03 were $18 million, compared with $26 million in 2001-02. The $8 million decrease in Operating Earnings reflects the reduced margin as a result of reduced sales revenue and log input prices, which were slow to adjust downwards due to a lag in domestic price reviews. Operating Expenses reduced to $149 million in 2002-03 compared with $168 million in 2001-02 reflecting reduced log costs and volumes.

         Earnings from associated companies, which are included in Operating Revenue, represented income from our equity positions in US distribution companies. In US dollars, earnings rose 21% during 2002-03 to US$8 million compared with 2001-02. Contribution to Operating Revenue and Operating Earnings from our associate partners was $14 million for both 2002-03 and 2001-02.

         2001-02 COMPARED WITH 2000-01

                  Revenue from Continuing Operations (referred to as Operating Revenue in the financial statements) for 2001-02 was $664 million, an increase from $634 million in 2000-01. Sales Revenue for 2001-02 increased by $27 million from $622 million in 2000-01 to $649 million, reflecting increased volumes in both log sales and manufactured products. Other Revenue for 2001-02 contributed $15 million compared with $12 million in 2000-01. Other Revenue for 2001-02 included equity earnings from associates of $14 million (predominantly our United States distribution associates) compared with an equity earnings loss of $14 million (predominantly the CNIF Partnership) in 2000-01. Other Revenue for 2000-01 included $26 million in accrued interest income on our loan to the CNIF Partnership. We ceased to accrue any interest on our loan to the CNIF Partnership following the write down of the loan in December 2000.

                  Operating Earnings for 2001-02 were a loss of $215 million compared with a loss of $1,671 million in 2000-01. Both the 2001-02 and 2000-01 results were impacted by substantial unusual items totalling a loss of $351 million and $1,021 million respectively.

                  In addition to the unusual losses included within Operating Earnings for both 2001-02 ($351 million) and 2000-01 ($1,021 million), we changed our accounting policy in 2000-01 with respect to the carrying value of plantation forest crop from a historical cost basis to a market value basis, which resulted in a pre tax devaluation to the forest crop of $625 million being recognized within the 2000-01 EBIT. Excluding the unusual items and the initial forest crop devaluation the strong growth in Operating Earnings was assisted by the benefits flowing through from our ongoing cost reduction program, an excellent performance from our North American operations, and an unrealized foreign exchange gain ($25 million) as a result of the strengthening New Zealand dollar and a consequent increase in the value of our forest estate.

                  Unusual items for 2001-02 which totaled a loss of $351 million include permanent impairment relating to advances to the CNIF Partnership ($349 million), a gain upon the sale of the Ngatapa forest land ($2 million), other gains/ losses relating to the reversal of provisions relating to certain environmental provisions ($2 million) and other provisions ($2 million), the part recovery of a debt written off relating to the sale of the Chilean forestry operations ($1 million), costs related to the closure of the Japanese Engineered Wood Products business unit ($3 million) and acquisition costs written off relating to costs incurred in relation to the proposed acquisition of CNIF Partnership assets ($6 million). Unusual items for 2000-01 included the gain on sale of biotechnology and South American assets of $26 million, restructuring costs associated with the separation of the Fletcher Challenge Limited targeted share structure of $63 million, permanent impairment of the investment in the CNIF Partnership of $768 million, the New Zealand forest estate of $207 million and the investment in Tasman KB of $1 million, a provision established to cover costs for defending the claims of CITIC New Zealand Limited of $5 million and the write-off of a debt of $3 million related to the sale of the Chilean forestry operations.

                  Operating Expenses (excluding unusual items of $351 million) for 2001-02 were $581 million compared with $659 million in 2000-01 (excluding unusual items of $1,021 million). The $78 million reduction reflects the change in the forest estate accounting policy (a net $68 million reduction) which expenses silviculture costs but no longer includes depletions as a component of operating costs.

                  Funding costs for 2001-02 totaled $22 million. Prior to the change in our forest estate accounting policy all interest costs were capitalised to the plantation forest estate.

                  A taxation expense of $9 million was recognized for 2001-02 compared with a benefit of $285 million in 2000-01. The difference between the statutory tax rate of 33% and the effective tax rate of 3% in 2001-02 was primarily due to the non-deductibility of the permanent impairment relating to advances to the CNIF Partnership ($90 million tax effect). The difference between the statutory tax rate of 33% and the effective tax rate of 17% in 2000-01 was due to permanent impairment and forest crop revaluation ($368 million tax effect), and other differences ($102 million tax effect), predominantly the deconsolidation of Forestry Corporation of New Zealand Limited (in receivership).

                  Net Earnings from Continuing Operations were a net loss of $249 million in 2001-02 compared with a loss of $1,377 million in 2000-01.

                  Net Earnings were a net loss of $249 million in 2001-02 compared with a loss of $107 million in 2000-01 which included Net Earnings from Discontinued Operations of $1,270.

         FORESTS AND SUPPLY

                  Forests and Supply sales revenue fell slightly in 2001-02 to $254 million compared with $272 million in 2000-01. External sales volumes from our own forests increased by 13% to 1.33 million m(3) in 2001-02 compared with 2000-01, reflecting the stronger wood products markets and our maturing forest resource. However this was more than offset by a 22% fall in the lower margin third party trading volumes to 1.88 million m(3) in 2001-02, due primarily to a change in terms of trade for certain chip suppliers resulting in the customer being supplied directly by third parties, compared with a 9% increase in 2000-01.

                  Exports in 2001-02 accounted for 62% of sales revenue compared with 55% in 2000-01. Our largest market, Korea, continued to show a steady lift in demand, with volumes from our total managed estate exceeding 1 million m(3) for the year, up 32%. Combined with the strong growth in the China market, where log sales volumes increased 95% year-on-year, this set the tone for log exports and we saw prices lift across all export markets. Korean U grade prices rose 11% in US dollars, June-on-June. Domestic sawlog sales rose slightly, underpinned by the strength of the residential construction sectors in both New Zealand and Australia.

                  Forests and Supply recorded Operating Earnings for 2001-02 of a loss of $258 million compared with a loss of $1,681 million in 2000-01. Both 2001-02 and 2000-01 were impacted by negative unusual items totaling $348 million and $1,020 million respectively. Operating Earnings also included in 2001-02 a positive forest crop revaluation of $53 million compared with a negative forest crop revaluation in 2000-01 of $625 million.

                  Operating Expenses (excluding unusual items of $348 million) for 2001-02 reduced 33% to $218 million compared with $325 million in 2000-01. This reduction reflects the change in our forest crop accounting policy, reduced third party trading volumes, the continuing emphasis on a low cost structure, efficient supply chains, and optimising market allocation through an effective sales and operational planning process.

         PROCESSING AND DISTRIBUTION - AUSTRALASIAN AND ASIAN CONSUMER SOLUTIONS
(AACS)

                  Operating Revenue was $215 million in 2001-02 compared with $203 million in 2000-01, as a result of a 15% increase in volume driven by strong demand. This volume increase was partially offset by lower prices following a market downturn in April 2001. Despite price increases during 2001-02 average prices for 2001-02 were lower than 2000-01.

                  Operating Earnings for 2001-02 were a loss of $8 million compared with $2 million in 2000-01, and reflected reduced margins as a result of the lower prices discussed above combined with the losses incurred by our Japanese housing business.

                  The Australasian markets remained buoyant over the last six months of 2001-02, with good demand for residential construction. Together with a continued growth in customer demand for Origin(R) branded structural timber and building products, this led to improved market share for our key products. Origin(R) products comprised 73% by value of our New Zealand wood product sales during 2001-02 compared with 71% during 2000-01.

         PROCESSING AND DISTRIBUTION - NORTH AMERICAN CONSUMER SOLUTIONS (NACS)

                  Operating Revenue was $194 million in 2001-02 compared with $145 million in 2000-01. Operating Revenue in 2001-02 included earnings from our associate companies of $14 million compared with a loss of $2 million in 2000-01. The increase in earnings from associates reflects the buoyant market conditions in the home improvement retail sector last year, supported by a period of continued low interest rates.

                  The 22% increase in sales revenue in 2001-02 compared with 2000-01, in spite of the weaker United States economy, reflects the increase in exported volumes of lumber and processed product in 2001-02. The volume increase was offset by softer lumber prices during the first half of 2001-02 compared with 2000-01 as a result of excess supply in the market at a time when customers were reducing inventories.

                  Operating Earnings for 2001-02 was $26 million compared with $11 million in 2000-01. The $15 million increase in Operating Earnings reflects the increased earnings from our associate companies. Margins during 2001-02 were negatively impacted by the softer lumber prices discussed above, while operating costs for 2001-02 were comparable to 2000-01.

                  Housing sector spending was particularly robust and wood prices rose significantly in the second half of 2001-02. For example the benchmark Molding and Better grade of lumber rose over 60%, from US$800 per thousand board feet in December 2001 to US$1,300 per thousand board feet by the end of 2001-02.

LIQUIDITY AND CAPITAL RESOURCES

         2002-03 COMPARED WITH 2001-02

                  Our cash flow from Continuing Operations before net working capital movements during 2002-03 was $55 million, compared with $56 million in 2001-02. Net working capital requirements for 2002-03 and 2001-02 represented an outflow of $9 million and $13 million respectively, primarily as a result of reduced creditors offset by a reduction in trade debtors in 2002-03 and increased debtor levels in 2001-02.

                  Investing activities in 2002-03 contributed $95 million in cash compared with a cash inflow of $10 million in 2001-02. Investing activities in 2002-03 comprised the divestment of forest cutting rights ($118 million) partially offset by capital expenditure on fixed assets of $11 million and investments of $12 million. The purchase of fixed assets in 2002-03 includes $5 million relating to our forestry operations and $6 million on processing and distribution operations. Forests and Supply capital expenditure primarily related to computer systems and a bridge providing harvesting access to a forest block. The processing and distribution capital expenditure included expansions to a third molding line at the Taupo Moldings Plant and an upgrade of capacity at the Mt. Maunganui Plywood plant. Both were incremental capacity improvements achieved at relatively low cost, $3 million in total. The investment expenditure of $12 million related to our North American distribution business. The purchase of fixed assets in 2001-02 includes $4 million relating to the forestry operations and $1 million on processing and distribution operations. The divestment of fixed assets and investments during 2001-02 comprised the sale of surplus forest land ($3 million) and our interest in Tasman KB ($3 million).

                  Depreciation for our forestry and manufacturing operations totaled $11 million and $13 million respectively in 2002-03, compared with $13 million and $15 million respectively in 2001-02.

                  Cash dividends and distributions paid during 2002-03 were $2 million relating to minority interests, compared with $2 million in 2001-02. No dividend has been declared for Fletcher Challenge Forests' shareholders in 2002-03. The last dividend payment was in April 1998.

                  Group equity totaled $885 million as at June 30, 2003, compared with $1,175 million as at June 30, 2002. The reduction in Group equity included the 2002-03 loss of $271 million and a decrease in reserves from currency translation variations ($9 million) upon translation of foreign operations into our reporting currency.

                  During 2002-03 the value of our forest estate decreased to $582 million. The revaluation of $451 million has been taken to earnings. This revaluation was primarily due to lower log prices, in NZ dollars, which fell significantly over the year, as a result of the appreciation of the NZ dollar exchange rate against those of our major trading partners, particularly the US dollar. This reduction in prices necessitated the review of the carrying value of the forest estate in our financial statements. Recognising that the continued use of a trailing twelve quarter pricing series as previously applied in our forest valuation methodology, would generate a forest estate value in excess of the value implied by the current operating environment, we elected to substitute prices achieved over the last two quarter (March and June 2003). On average, these current prices were 15% below the twelve quarter series. In addition we increased the effective after tax discount rate from 8.0% to 9.75%.

                  Net interest bearing debt reduced to $86 million as at June 30, 2003 down $161 million from the $247 million at June 30, 2002. The reduction in debt reflects the strong operating cashflow achieved during the period, the sale of the forest cutting rights to UBS Timber Investments and currency translation benefits of foreign currency debt. In addition to the $47 million in cash as at June 30, 2003 we had, subject to ratio compliance, $172 million in unutilized committed lines of credit. These facilities are expected to satisfy our short term liquidity needs.

              The table below summarizes our contractual obligations as of June 30, 2003.

                                                                    WITHIN ONE   WITHIN ONE TO   WITHIN FOUR TO   AFTER FIVE
                                                            TOTAL      YEAR       THREE YEARS      FIVE YEARS        YEARS
                                                            -----   ----------   -------------   --------------   ----------
                                                                                   (IN NZ$ MILLIONS)
CONTRACTUAL OBLIGATIONS
Term Debt .........................................          133         -            85                43             5
Capital Expenditure Commitments....................            3         3             -                 -             -
Operating Leases...................................            9         3             3                 2             1

                  There was no derivative activity by us during the year, other than that required for interest rate exposure management and foreign exchange exposure management. In these transactions, we have a policy of creating no exposure in excess of the actual underlying positions. See also "Item 11. Quantitative and Qualitative Disclosure about Market Risk."

         2001-02 COMPARED WITH 2000-01

                  Our cash flow from Continuing Operations before net working capital movements during 2001-02 was $56 million compared with $104 million in 2000-01. Following the change in our forest estate accounting policy interest and forest maintenance costs, previously capitalized to the forest estate, and included as a component of investing activities, are now included as operating cash flow items. Interest incurred on term debt and forest maintenance costs for 2001-02 totaled $43 million compared with $129 million capitalized to the forest estate in 2000-01. Forest maintenance costs totaled $22 million and $18 million in 2001-02 and 2000-01 respectively. Interest capitalized to the forest estate in 2000-01 totaled $111 million compared with the interest incurred on debt in 2001-02 of $22 million. Under our previous accounting policy, interest was capitalized to the forest estate based upon an avoidable cost basis, which required that interest on an amount equal to 100 per cent of the expenditure to date on the forest be capitalized to the forest estate and included as a component of investing activities.

                  Net working capital requirements for 2001-02 and 2000-01 represented an outflow of $13 million and $32 million respectively, primarily as a result of increased debtor levels in 2001-02 and increased stock levels and a reduction in creditors in 2000-01.

                  Investing activities in 2001-02 contributed $10 million in cash compared with a cash outflow of $42 million in 2000-01. Investing activities in 2001-02 comprised divestment of fixed assets ($3 million), disposal of investments ($3 million) and the sale of taxation benefits ($9 million). Offsetting the divestments was capital expenditure on fixed assets of $5 million, a relatively low of expenditure reflecting the tight controls placed on capital expenditure during 2001-02. The purchase of fixed assets in 2001-02 includes $4 million relating to the forestry operations and $1 million on processing and distribution operations. The divestment of fixed assets and investments during 2001-02 comprised the sale of surplus forest land ($3 million) and our investment in Tasman KB ($3 million). Capital expenditure for 2000-01 totaled $155 million and comprised the purchase of fixed assets of $14 million, forest maintenance of $18 million, interest capitalized to the forest estate of $111 million and investment in associates of $12 million. Following the change in our forest estate accounting policy interest and forest maintenance costs, previously capitalized to the forest estate, are now expensed in the Statement of Financial Performance and included as operating cash flow items. The capital expenditure in 2000-01 included $26 million relating to the forestry operations and $6 million on processing and distribution operations. Expenditure on investments in 2000-01 comprised Arborgen ($7 million) and Forestadora Tapebicua ($5 million). Offsetting the 2000-01 expenditure were divestments totalling $113 million, including the sale of the biotechnology and South American assets ($80 million) and the sale of taxation benefits ($33 million). There were no material commitments for capital expenditure on plant or equipment as at June 30, 2002.

                  Depreciation for our forestry and manufacturing operations totaled $13 million and $15 million respectively in 2001-02 compared with $11 million and $15 million respectively in 2000-01. Following the change in our forest estate accounting policy there were no depletions during 2001-02, compared with $86 million in 2000-01.

                  Cash dividends and distributions paid during 2001-02 were $2 million relating to minority interests, compared with $4 million in 2000-01. No dividend was declared for our shareholders in 2001-02. The last dividend payment was in April 1998.

                  In addition to the dividends paid to minority interests, cash outflows from financing activities included a fee of $6 million relating to an option to purchase forward cover in relation to the proposed acquisition of the CNIF Partnership. In August 2002, following the cancellation of the proposed acquisition, this option was settled for a net gain of approximately $3 million on the book value at June 30, 2002 ($6 million). Financing activities for 2000-01 included $504 million of proceeds from the issue shares following a rights issue in December 2000. Net debt settlements during 2001-02 totaled $67 million compared with $485 million in 2000-01.

                  Group equity totaled $1,175 million as at June 30, 2002, compared with $1,429 million as at June 30, 2001. The reduction in Group equity included the 2001-02 loss of $249 million and a decrease in reserves from currency translation variations ($6 million) upon translation of foreign operations into our reporting currency.

                  During 2001-02 the value of our forest estate rose 5%, to $1.176 billion. The increment of $53 million was taken to earnings. Our forest estate was still maturing and the volume being harvested was less than the biological growth on all remaining areas, giving rise to an increase in forest inventory of $51 million. An increase in the 12 quarter price index was also a positive factor, assisting the higher valuation.

                  Net interest bearing debt reduced to $247 million as at June 30, 2002 down $76 million from the $323 million at June 30, 2001. The reduction in debt reflected the strong operating cash flow achieved during the period and the reduced capital expenditure during 2001-02. In addition to the $22 million in cash as at June 30, 2002 we had, subject to ratio compliance, $87 million in un-utilized committed lines of credit. These facilities were expected to satisfy our short term liquidity needs.

                  Since the initial drawing of our term debt facility on March 23, 2001 we identified that both Earnings before Interest and Taxation and Total Tangible Assets of Restricted Subsidiaries represented less than the minimum required 90% of our consolidated Earnings before Interest and Taxation and Total Tangible Assets respectively. We communicated with the Facility Agent under the facility then in place and requested a waiver of this requirement, and that the Facility be amended. In the end a waiver was not required as the facility was repaid and we entered into a new facility arrangement.

                  The table below summarizes our contractual obligations as at June 30, 2002.

                                                                    WITHIN ONE   WITHIN ONE TO   WITHIN FOUR TO   AFTER FIVE
                                                            TOTAL      YEAR       THREE YEARS      FIVE YEARS        YEARS
                                                            -----   ----------   -------------   --------------   ----------
                                                                                   (IN NZ$ MILLIONS)
CONTRACTUAL OBLIGATIONS
Term Debt..........................................          269         -             -               264             5
Capital Expenditure Commitments....................            2         2             -                 -             -
Operating Leases...................................           10         2             4                 3             1

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

                  Net Earnings from Continuing Operations in accordance with US GAAP was a loss of $423 million in 2002-03, a loss of $390 million in 2001-02, and a loss of $752 million in 2000-01. The principal difference between NZ GAAP and US GAAP, in reconciling Net Earnings from Continuing Operations, relates to the market value accounting policy for the forest estate. The net impact on net earnings under US GAAP as a result of the market value accounting policy for 2002-03 was an additional loss of $149 million, which included a depletions charge ($71 million), an additional loss on the sale of cutting rights ($46 million) and permanent impairment based upon the US GAAP historic cost ($359 million), offset by the capitalization of silviculture expenses ($15 million) and interest expense ($12 million) which were capitalized to the forest estate under US GAAP, and the reversal of the NZ GAAP forest devaluation ($300 million). The net impact on net earnings under US GAAP as a result of the market value accounting policy for 2001-02 was an additional loss of $138 million, which included a reversal of the 2001-02 revaluation ($35 million), a depletions charge ($54 million) and permanent impairment based upon the US GAAP historic cost ($79 million), offset by the capitalization of silviculture expenses ($15 million) and interest expense ($15 million) which were capitalized to the forest estate under US GAAP. The principal differences in 2000-01 were the change in accounting for the carrying value of the Forest Crop (reversal of a $555 million revaluation), the calculation of permanent impairments (a reduction in the permanent impairment of $88 million), and the accounting for transfers among entities under common control (reversal of a $20 million gain).

                  Net Earnings from discontinued operations in accordance with US GAAP were $2,071 million in 2000-01. There were no discontinued operations in 2002-03 and 2001-02. Total Net Earnings in accordance with US GAAP were a loss of $423 million in 2002-03, a loss of $390 million in 2001-02 and a loss of $1,319 million in 2000-01.

                  Total Group Equity and Capital Funds in accordance with US GAAP was $1,265 million and $1,697 million at June 30, 2003 and 2002 respectively. The reduction in Total Group equity included the 2002-03 loss of $423 million and a decrease in reserves from currency translation variations ($9 million) upon translation of foreign operations into our reporting currency.

                  Under US GAAP, the carrying value of our forest estate is recorded on a historical cost basis. Silviculture and funding costs are capitalized to the estate carrying value and the cost of the estate is written off to earnings at the time of harvesting. We are required to compare the US GAAP historic carrying value to the recoverable amount to determine if the carrying value of the forest estate is impaired. The carrying value of the estate is considered impaired when the estimated undiscounted cash flows for each separately identifiable asset group (stands of trees of similar age (plus or minus 2.5 years) and location are grouped into identifiable asset groups for the purpose of impairment tests) is less than their carrying value. If the undiscounted cash flow is less than the carrying value impairment is calculated as the difference between the discounted cash flow and the assets carrying value. The discounted cash flow for our forest estate is determined on a similar basis to that used in determining the market based valuation of the forest estate under NZ GAAP (see "Item 5. Operating and Financial Review and Prospects
- Critical Accounting Policies and Estimates" on page 36). The forest crop historic cost carrying value of $903 million represents 61% of our total US GAAP assets of $1,483 million.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

                  We do not separately account for research and development expenditure. Rather, such expenses are reflected in our accounts as they are incurred. See Note 4 to the Fletcher Challenge Forests Audited Consolidated Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

              The following chart sets forth certain information concerning our Directors as at the date of this annual report.

      NAME                    POSITION                   APPOINTED                        OTHER BUSINESS ACTIVITIES
      ----                    --------                   ---------                        -------------------------
SIR DRYDEN           Chairman of Directors       Initially appointed 1999    Sir Dryden, 63, is Chairman of WEL Networks, and
SPRING DSc (Hon)                                 Last re-elected 2001        of the Asia 2000 Foundation and NZ Chairman of
                                                                             the APEC Business Advisory Council. He is a
                     COMMITTEES                                              director of Nufarm, the National Bank of New
                     Audit (ex officio)                                      Zealand, Fletcher Building, Maersk New Zealand,
                     Due Diligence (ex officio)                              and Sky City Entertainment Group Limited. Sir
                     Nominations & Governance                                Dryden is a Trustee of the New Zealand Business
                     (Chairman)                                              and Parliament Trust. He is a Distinguished
                     Remuneration (ex officio)                               Fellow of the Institute of Directors and a member
                                                                             of the Washington DC based International Policy
                                                                             Council on Agriculture, Food and Trade. Sir Dryden was
                                                                             Chairman of the New Zealand Dairy Board from 1989 to
                                                                             1998, having been a director since 1983, and was
                                                                             Chairman of the New Zealand Dairy Group from 1982 to
                                                                             1989. He has also served on the boards of the Rural
                                                                             Banking and Finance Corporation, Ports of Auckland,
                                                                             Affco New Zealand, Ericsson Communications, Ericsson
                                                                             Synergy and Goodman Fielder.

MICHAEL JOHN         Non-Executive Director      Initially appointed 1990    Mr Andrews, 63, retired as Chief Executive
ANDREWS                                          Last re-elected 2002        Officer of Fletcher Challenge in April 2001. He
MNZIF                COMMITTEES                                              was acting Chief Executive Officer of Fletcher
                     Audit (for part of the                                  Building until July 2001. He was previously
                     year)                                                   Divisional Chief Executive of Fletcher Challenge
                     Due Diligence (for part                                 Energy, Fletcher Challenge Forests and Fletcher
                     of the year)                                            Challenge Paper and previously Chief Executive
                     Nominations & Governance                                Officer of the Solid Wood Forestry sector, and
                     Remuneration                                            before that of the former Energy and Resources
                                                                             Group. He is Chairman of Rubicon, and a Director
                                                                             of New Zealand Trade and Enterprise and the
                                                                             National Centre for Advanced Bio Protection
                                                                             Technologies.

RODGER HERBERT       Non-Executive Director      Initially appointed 2001    Mr Fisher, 57, practises as a business
FISHER                                           Last re-elected 2001        consultant. Prior to that he was Managing
FCIS                 COMMITTEES                                              Director of Owens Group between 1987 and 1999.
                     Audit                                                   He is Chairman of the Civil Aviation Authority
                     Due Diligence (for part                                 and Aviation Security Services. He is Chairman
                     of the year)                                            of Eurotech Group and Deputy Chairman of WEL
                     Nominations & Governance                                Networks and a director of Waste Management (NZ)
                     Remuneration (Chairman)                                 and Lyttleton Port Company. He is a Fellow of
                                                                             the Chartered Institute of Secretaries, the
                                                                             Chartered Institute of Transport, the Institute
                                                                             of Directors and the New Zealand Institute of
                                                                             Management.

WARREN ARTHUR        Non-Executive Director      Initially appointed 2001    Mr Larsen, 57, was Chief Executive of the New
LARSEN                                           Last re-elected 2001        Zealand Dairy Board from 1992 until June 2001.
MAgSc (Hons),        COMMITTEES                                              He previously managed New Zealand Dairy Board's
BBS, CA              Audit (for part of the                                  Protein Division, until his appointment as Chief
                     year)                                                   Executive in 1992. He was Chief Executive of Bay
                     Due Diligence                                           Milk Products until 1991, and received the New
                     Nominations & Governance                                Zealand Dairy Industry Fellowship Award in 1985.
                     Remuneration                                            He is a director of Air New Zealand, Centre Port,
                                                                             Owens Group and Richmond. He is a Trustee of the
                                                                             Massey University Foundation and Chairman of the New
                                                                             Zealand Racing Board. He is a former director of PDL
                                                                             Holdings, Bonlac Foods, Vending Technologies and
                                                                             several dairy industry companies.

SIMON LUKE           Non-Executive Director      Initially appointed 2001    Mr Moriarty, 44, is the Chief Executive Officer
MORIARTY                                         Last re-elected 2001        and a director of Rubicon. Prior to that he was
MS (Stanford)        COMMITTEES                                              Head of Strategy for Fletcher Challenge Limited
LLB (Hons),          Audit (for part of the                                  and also a member of its Executive Office, and
BCA                  year)                                                   was instrumental in structuring the financial
                     Due Diligence (for part                                 separation of the Fletcher Challenge Group in
                     of the year)                                            2001. He joined Fletcher Challenge Limited in
                     Nominations & Governance                                1982, and held a number of senior executive roles
                     (for part of the year)                                  across the Fletcher Challenge Group Divisions in
                                                                             New Zealand and North America, including Chief
                                                                             Financial Officer of Fletcher Challenge Canada and
                                                                             director of TimberWest Forests.

MICHAEL CARMODY      Non-Executive Director      Initially appointed 2001    Mr Walls, 58, practises as a business
WALLS                                            Last re-elected 2002        consultant. He was previously the Managing
BA, LLB (VUW),       COMMITTEES                                              Director, Investment Banking, for BZW New
LLM (London)         Audit (Chairman)                                        Zealand, and then for its successor, ABN AMRO New
                     Due Diligence (Chairman)                                Zealand, from 1997 to 2000. Prior to that Mr Walls
                     Nominations & Governance                                practised as a commercial lawyer at Chapman Tripp,
                     (for part of the year)                                  where he was a partner from 1972 until 1996
                                                                             specialising in mergers and acquisitions,
                                                                             international finance and corporate law. Mr Walls is a
                                                                             former Chairman of BHP NZ Steel Holdings, and a former
                                                                             Chairman of the listed Independent Press
                                                                             Communications (now News and Media New Zealand). In
                                                                             addition, he has been a director of a number of
                                                                             unlisted companies. He is the Chairman of the Board of
                                                                             the New Zealand Institute of Economic Research.

                  Terrence Noel McFadgen ceased to hold office as a Director during 2002-03. He resigned on March 31, 2003.

SENIOR MANAGEMENT

The senior executives who are not directors are as follows:

                                                                                        Initially Appointed
     Name                                    Position                                    to this position
     ----                                    --------                                    ----------------
Ian R Boyd            Chief Operating Officer and Joint Chief Executive Officer             2000 & 2003
John A Dell           Chief Financial Officer and Joint Chief Executive Officer             2001 & 2003
Mark K Eglinton       General Manager, North American Consumer Solutions                        2001
Paul M Gillard        Corporate Secretary, General Counsel and Communications Manager           2001
Dave Thompson         Acting General Manager, Australasian & Asian Consumer Solutions           2003
Tony Bond             General Manager, Forests and Supply                                       2003
Ian Brown             General Manager, Supply Chain Management & Logistics                      2003

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

                  PAUL M GILLARD joined Fletcher Challenge Forests Limited in 2001. Paul's most recent position was with EDS (New Zealand) Limited, which he joined in 1996 as Corporate Counsel. EDS is New Zealand's largest IT services provider. Paul's role with EDS also encompassed responsibilities in Australasia, for the EDS Group. Prior to that he was Corporate Counsel and manager of the legal department for Telecom for the period 1989-1996. Paul formerly practised as a lawyer to partnership level in New Zealand, and also worked for a law firm in Washington D.C. Paul has a Bachelor of Laws from Victoria University, in Wellington.

                  DAVE THOMPSON joined the Fletcher Challenge group of companies in 1982 as New Zealand sales manager for Tasman Pulp and Paper Company Limited. Since then he has held several senior Sales and Marketing positions within the processing businesses of Fletcher Challenge Forests, resident both in New Zealand and the USA.

                  TONY BOND joined Fletcher Challenge Forests Limited in 1996 on the purchase of Forestry Corporation of New Zealand Limited (FCNZ) by the CNIF Partnership. Since that time, Tony has held a number of senior roles in sales and marketing and supply chain management. Tony previously was Business Development Manager for FCNZ and Chief Financial Officer for Alliance Group Limited. Tony has a Bachelor of Arts degree from the University of Auckland.

                  IAN BROWN joined Fletcher Challenge Forests Limited in 1996 as Scheduling Manager. He has worked in the forestry sector since this date, chiefly in the logistics and supply chain areas. Before joining FCF he was Commercial Forestry Manager for a large wood co-operative in South Africa and prior to that held a number of roles with an international pulp and paper company. He has a BSc in Forestry from Stellenbosch University.

CONTRACTS

Terrence N McFadgen resigned as Chief Executive Officer on March 31, 2003. On April 1, 2003, Ian R Boyd and John A Dell were appointed Joint Chief Executives Officers.

COMPENSATION

                  The aggregate amount of compensation paid by Fletcher Challenge Forests to all directors and executive officers as a group for services in all capacities during 2002-03 was $4,672,802. The aggregate amount set aside or accrued during 2002-03 to provide pension, retirement or similar benefits for officers of Fletcher Challenge Forests totaled $139,725.

                  Terrence N McFadgen was a contributing member of our retirement plan and accrued benefits under that plan. Company contributions made on his behalf to the plan totaled $81,879 for 2002-03. In addition to his base salary of $566,138 for 2002-03, Mr McFadgen received a bonus in September 2002 for 2001-02 of $260,000, and a bonus of $83,437 in September 2003 for 2002-03.
He also received, upon retirement, a payment of $119,563 for accumulated annual and long service leave and a payment of $750,000 which recognized his prior years of service to the Company.

                  We operate a senior executive incentive remuneration scheme for the Joint Chief Executives and a number of other senior executives, which provides for additional compensation in the event certain financial targets are met, and which requires participants to agree an annual individual performance plan. This provides a method of determining how much value is created by each participant and a structure to reward them in line with those results. Our incentive remuneration scheme is tied to performance relative to that performance plan. Incentive remuneration payments are paid in September, for the prior financial year. Payments made under the senior executive incentive remuneration scheme relating to the 2002-03 year totaled $776,813.

                  Non-Executive Directors' base remuneration was set in April 2001 and is $50,000 per year, with the Chairman receiving $125,000 per year. The aggregate amount of fees paid by Fletcher Challenge Forests Limited to Non-Executive Directors for services in their capacity as Directors during 2002-03 was $435,650. Fees, prior to any taxation liability, paid to individual Non- Executive Directors in 2002-03 were:

                                                         BOARD
                                      BASE FEE        COMMITTEES        TOTAL FEE
                                      --------        ----------        ---------

M J Andrews                             50,000             7,400           57,400
R H Fisher                              50,000            13,900           63,900
W A Larsen                              50,000            12,600           62,600
S L Moriarty                            50,000             1,250           51,250
D T Spring                             125,000             2,500          127,500
M C Walls                               50,000            23,000           73,000
                                      --------        ----------        ---------
Total                                 $375,000        $   60,650        $ 435,650
                                      --------        ----------        ---------

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

                  In accordance with the generally accepted requirement by the three exchanges for formal adoption by boards of directors of corporate governance practices, the board is committed to the highest standards of corporate governance and has adopted the following policies and procedures. In addition, the board has endorsed the principles set out in the Code of Proper Practice for Directors approved and adopted by the Institute of Directors in New Zealand (Incorporated). The Board continually monitors, reviews and improves its governance practices.

         Our governance procedures are designed to:

                  - Enable the Board to provide strategic guidance for us and effective oversight of management;

                  - Clarify the respective roles and responsibilities of Board members and senior executives in order to facilitate Board and management accountability to both us and our shareholders; and

                  - Ensure a balance of authority so that no single individual has unfettered powers.

ROLE OF THE BOARD

         The Board is elected by shareholders to create value and have overall responsibility for management of the Company. The Board is structured in a way that it:

                  - has a proper understanding of, and competence to deal with, the current and emerging issues of the business; and

                  - can effectively review and challenge the performance of management and exercise independent judgment.

We achieve Board and management accountability through having formal strategies, policies and procedures, which include formal terms of reference for the Board and its Committees, and for the Chairman, Directors and management.

         The Joint Chief Executive Officers are responsible for the day-to-day management of our business and for ensuring that the policies and strategies approved by the Board are implemented.

         There is a formal delegation of authority to the Joint Chief Executive Officers.

         The Board evaluates the performance of the Joint Chief Executive Officers annually. The evaluation is based on criteria that include the performance of the business, the accomplishment of long-term strategic objectives and other non-quantitative objectives agreed at the beginning of each year.

         The Board currently comprises six non-executive Directors. One third must retire at each Annual Shareholders Meeting. The Board has resolved that, subject to shareholder approval, Directors should normally hold office for two terms, provided that the Board may invite a Director to serve for a longer period.

         The Chairman's role is to manage and provide leadership to the Board and to interact with the Joint Chief Executive Officers.

         The governance procedures require that the roles of Chairman and Chief Executive Officer should not be held by one person at the same time.

       Our policy is that the Board should be comprised of a majority of Independent Directors.

         Independent Directors are generally regarded as being independent of management and free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgment.

         The Board regularly assesses the independence of each Director under the various tests in the rules and guidelines of the stock exchanges on which the company is listed, in light of interests disclosed by them to the company.

         Sir Dryden Spring, R H Fisher, W A Larsen and M C Walls are independent Directors.

         M J Andrews and S L Moriarty are not considered by the Board to be Independent Directors because they are, respectively, Chairman and Chief Executive of the parent company of our largest shareholder, Rubicon Forest Holdings Limited, and were senior executives of Fletcher Challenge Limited until March 31, 2001.

         BOARD PROCESS

         The Board normally meets monthly, but also meets on an as needed basis. Directors receive comprehensive information on our operations, normally at least seven days in advance of meetings. Senior management is available at all Board meetings to answer questions, and to assist the Board in its understanding of our business. During 2002-03, a total of 27 board meetings were held.

         The Board of Directors meets periodically on an "in camera" basis without management present.

         The Board holds a full day extended strategic planning meeting once a year.

         New Directors are appropriately introduced to Fletcher Challenge Forests and to relevant industry knowledge and economics. This includes visits to specific Company operations, and briefings from key executives and industry experts.

         Directors are required to consult with the Chairman before accepting any other Board appointment or other commitments that might adversely impact on the ability of the Director to perform the Director's obligations to the Company.

         We are putting in place a voluntary scheme whereby a minimum of 20% of a Director's fees are invested in purchasing our shares.

         An annual performance evaluation is conducted of the Board and its members.

         BOARD COMMITTEES

         Committees have been established by the Board to assist the Board in the execution of its responsibilities.

         There are currently four Committees: Audit Committee, Due Diligence Committee, Nominations and Governance Committee, and Remuneration Committee. Other Committees may be established from time to time to consider matters of special importance.

         A Committee may engage separate independent counsel and/or advisors at the expense of Fletcher Challenge Forests.

         Each Committee has adopted comprehensive Charters addressing membership, authority, responsibilities and reporting procedures.

         All non-executive Directors are entitled to attend all Committee meetings. Executive Directors and Management attend Committee meetings by invitation.

         AUDIT COMMITTEE

         Committee members:

         M C Walls (Chairman), M J Andrews (to April 9, 2003), R H Fisher, W A Larsen (to April 9, 2003), Sir Dryden Spring (to April 9, 2003), S L Moriarty (from April 9, 2003)

         All of the members are Independent Directors.

         The Audit Committee oversees all matters concerning:

          - Internal accounting, control and business risk management policies and systems;

          -    Suitability of the Group's accounting policies and principles;

          - Financial reporting, including reviewing the half year and annual financial statements;

          -    The internal audit function; and

          -    The appointment and supervision of the external auditors.

         The external auditors attend all meetings of the Audit Committee.

         All Directors other than executive Directors are entitled to attend meetings of the Audit Committee. All Directors receive copies of Audit Committee papers and minutes of meetings of the Audit Committee.

         Any employee has access to the Chairman of the Audit Committee at any time.

         The Audit Committee pre-approves all audit and audit related services and non-audit services to be provided by our audit firm to ensure that they do not impair the external audit firm's independence from the Company.

         The Audit Committee also approves an annual internal audit programme, and the results of that programme are reported directly to the Committee.

         DUE DILIGENCE COMMITTEE

         Committee members:

         M C Walls (Chairman), M J Andrews (to April 9, 2003), R H Fisher (to April 9, 2003), W A Larsen, S L Moriarty (from April 9, 2003)

         The Board appoints the members of the Due Diligence Committee from the non-executive Directors of Fletcher Challenge Forests. It consists of not less than three members.

         The Due Diligence Committee assists the Board by ensuring compliance with New Zealand and international securities laws in relation to invitations to the market to invest or subscribe in securities.

         The Due Diligence Committee also reviews this Annual Report required to be filed by the Company with the Securities and Exchange Commission in the United States.

         REMUNERATION COMMITTEE

         Committee members:

         R H Fisher (Chairman), M J Andrews, W A Larsen

         The Board appoints the members of the Remuneration Committee from the non-executive Directors of Fletcher Challenge Forests. It consists of not less than three members.

         The Remuneration Committee ensures that remuneration and recruitment policies and practices are aligned with the creation of shareholder value and with Fletcher Challenge Forests' objectives. The Committee sets the remuneration levels for executives who report to the Joint Chief Executive Officers. The Committee also sets the guidelines for the annual salary review and bonus payments for salaried employees, other than for the Joint Chief Executive Officers, whose remuneration is dealt with by the full Board.

         NOMINATIONS AND GOVERNANCE COMMITTEE

         Committee members:

         Sir Dryden Spring (Chairman), M J Andrews, R H Fisher, W A Larsen, S L Moriarty (to April 9, 2003), M C Walls (to April 9, 2003)

         The Nominations and Governance Committee was established by the Board during the year and comprises four non-executive Directors.

         The Nominations and Governance Committee's responsibilities include considering Board nominations and succession plans, and Director remuneration. It also considers governance issues on behalf of the Board.

         FINANCIAL REPORTING

         Without diminishing the ultimate responsibility of the Board to ensure the integrity of our financial reporting, a structure of review and authorization has been put in place that is designed to ensure the truthful and factual presentation of our financial position. This structure includes:

- An Audit Committee comprised of Independent Directors, with a chairman who is not also the chairman of the Board, appropriately resourced, and with a written charter;

- Independent review of our financial statements by our external auditor;

- Review by the Audit Committee of the half year and full year financial statements, with the external auditor present;

- Certification of the financial statements by the Joint Chief Executive Officers and the Chief Financial Officer;

- An internal audit function, reporting directly to the Audit Committee;

- Policies with regard to the independence of the external auditor;

- The Audit Committee meeting with the external auditor, without management present; and

- A code of ethics for employees.

         AUDITOR INDEPENDENCE

         The Board considers it is essential that our external auditor be independent, and also be seen to be independent. We have an auditor independence policy which is designed to ensure that our auditor does not have a mutual or conflicting interest with those of the company, nor its independence impaired in relation to its performance of audit, or audit-related, services to us.

         We have adopted the following key policies in relation to auditor independence:

- The auditor is required to abide by the independence regulations set out in regulations issued by the United States Securities and Exchange Commission;

- The Audit Committee must pre-approve the appointment of the auditor to provide any non-audit services to us or our subsidiaries;

- The auditor is required to report in writing to the Audit Committee on an annual basis on matters relating to its independence; and

- The auditor is required to rotate its lead audit partner and the audit partner responsible for reviewing the audit on a five yearly basis, and such partners cannot be re-involved with Fletcher Challenge Forests for a further five years.

         REMUNERATION POLICY

         We have adopted remuneration policies that are designed to encourage and reward performance and the creation of shareholder value, and also attract and retain talented and motivated employees. A significant amount of the remuneration of executive employees is linked to performance.

         In considering remuneration policies and decisions, we often use the advice of independent remuneration consultants to establish benchmarks.

         We have a detailed and objective formal programme for setting the performance objectives of our employees, and for monitoring performance against those objectives.

         ENSURING THE MARKET IS PROPERLY INFORMED

         We have in place detailed, Board-approved, disclosure policies and procedures that are designed to ensure compliance with the information disclosure requirements of the New Zealand Exchange, the Australian Stock Exchange and the New York Stock Exchange, which are designed to ensure that:

- All investors have equal and timely access to material information concerning us - including our financial situation, performance, ownership and governance; and

- Company announcements are factual and presented in a clear and balanced way.

         CODE OF BUSINESS CONDUCT AND ETHICS

         We have written procedures to:

- Clarify the standards of ethical behavior required of Directors, executives and employees; and

- Prescribe the circumstances where Directors and employees can trade in our securities.

         Our Code of Business Conduct and Ethics underpins all our activities, and recognizes our legal and other obligations to legitimate stakeholders. It applies to all Directors, executives and employees. The Code ensures that our decisions reflect our core values of customer commitment, continuous performance improvement, purposeful action, teamwork, respect for the individual, personal accountability, respect for the environment and safety. Various policies and procedures implement the Code of Business Conduct and Ethics. The Code can be viewed on www.fcf.co.nz (see "Company Profile").

         We have adopted a comprehensive Code to prohibit trading in our securities by Directors, executives and certain groups of people within the Company outside of two specified trading windows that commence after release to the market of our half year and full year results. Trading within the trading windows is subject to a formal approval process, designed within the framework of New Zealand's insider trading laws, to ensure that the law is complied with.

EMPLOYEES

                  In New Zealand, the Employment Contracts Act 1991 moved labor negotiations away from the former industry-wide contracts, and towards contracts negotiated either collectively or individually at the enterprise level. We believe that because of a decentralized structure we benefited from this legislative change, and that negotiated contracts made over the years of the Act's currency resulted in enhanced productivity and significantly increased flexibility in both work practices and methods of payment. Production and work practices in the New Zealand businesses improved consistently in this new environment.

                  The Employment Relations Act 2000 came into force in New Zealand on October 2, 2000, repealing the Employment Contracts Act and introducing new labor policies. The objectives of the statute are to promote the voluntary organization of employees by unions, and collective bargaining through unions, as the best means of addressing bargaining power imbalances, while giving individuals choices as to how the terms and conditions are negotiated, either individually or collectively. It also provides that employment relationships should be conducted in a manner that promotes good faith, fair dealing and mutual trust and confidence between the parties. A key feature of the Employment Relations Act is a significant increase in the regulation of labor relations. In particular, the legislation recognizes unions and confers certain rights on them (for example the right to access work places), and prescribes codes of good faith and a new regime for the resolution of employment related problems.

                  As at June 30, 2003, we employed 1,504 people, with 1,494 being New Zealand employees. This represents a decrease of 51 employees over the position as at June 30, 2002. The decrease was due primarily to our Management Agreement with the CNIF Partnership being terminated. As at June 30, 2003, 340 (23%) of our employees were members of unions.

                  There have been no employment-related issues for us in relation to the transition to the New Zealand Employment Relations Act since the Act came into force in October 2000. New collective agreements have been and are being negotiated as they fall due.

                  We believe that Fletcher Challenge Forests is generally perceived to be a good employer, and we intend to maintain this status through multi-level relationships with employees' representatives. One key initiative is the Fletcher Challenge Forests Employee Welfare Fund. This fund provides financial and other assistance to employees and their families in the event of a sudden and unexpected event, such as death, disability, or an accident or illness that causes personal hardship.

                  We have established the Employee Educational Fund to assist employees with furthering their educational development. The Fletcher Challenge Forests Employee Educational Fund offers programs in four broad categories: life skills programs; health and wellbeing programs; general job skills programs and personal educational support. To date a number of employees have undertaken further study programs as a result of assistance from the fund.

                  An Employee Assistance Programme is also available for employees and is part of the Health and Wellbeing strategy. This programme provides an opportunity for employees to receive professional/specialist assistance with personal problems which could impact on their performance at work, and up to three sessions are funded by us. The service is totally confidential and assistance is available 24 hours a day, 7 days a week.

                  As at June 30, our employees were involved in the following activities:

                                                 AS AT JUNE 30,
                                             2003     2002     2001
                                            ------   ------   ------
Australasian & Asian Customer Solutions        780      808      784
North American Consumer Solutions              430      430      421
TOTAL PROCESSING AND DISTRIBUTION            1,210    1,238    1,205

Forests and Supply(1).........                 212      237      215

Other ........................                  82       80       91

TOTAL.........................               1,504    1,555    1,511
                                            ======   ======   ======

         (1) The reduction in 2002-03 relates to our ceasing to manage the CNIF Partnership estate which, in effect, has halved the size of our managed forest estate.

SHARE OWNERSHIP

              As at June 30, 2003, Fletcher Challenge Forests shares held by our Directors and senior management (including their associates) were:

              FLETCHER CHALLENGE FORESTS ORDINARY SHARES

                                  SHARES HELD
                         -----------------------------    ASSOCIATED             PERCENT OF
      NAME               BENEFICIAL     NON BENEFICIAL      PERSONS     TOTAL       CLASS
-----------------        ----------     --------------    ----------   -------   ----------
DIRECTORS
M J Andrews                                                   31,850    31,850        0.02%
R H Fisher                   4,000                                       4,000        0.00%
W A Larsen                  20,000                               202    20,202        0.01%
S L Moriarty                 6,807                                       6,807        0.00%
D T Spring                     500                                         500        0.00%
M C Walls
                         ---------      -------------      ---------   -------    --------
    Total                   31,307                            32,052    63,359        0.03%

SENIOR MANAGEMENT
I R Boyd                    12,519                                      12,519        0.01%
J A Dell                    50,253                                      50,253        0.03%
M K Eglinton                                                                          0.00%
P M Gillard                 10,699                                      10,699        0.01%
A F Bond                     4,169                                       4,169        0.00%
I W Brown                                                                             0.00%
D F Thompson                    78                                          78        0.00%
                         ---------      -------------      ---------   -------    --------
    Total                   77,718                                      77,718        0.05%
                         ---------      -------------      ---------   -------    --------
    Grand Total            109,025                            32,052   141,077        0.08%
                         =========      =============      =========   =======    ========

- J A Dell and P M Gillard are trustees of various employee share purchase schemes and have a non-beneficial control of 1,718,857 Fletcher Challenge Forests Ordinary Shares.

- I R Boyd is a trustee of the Fletcher Challenge Forests Employee Welfare Fund and Fletcher Challenge Forests Employee Educational Fund, and has non-beneficial control of 597,486 Fletcher Challenge Forests Ordinary Shares.

- M J Andrews and S L Moriarty are Directors of Rubicon Limited, whose subsidiary companies Rubicon Forest Holdings Limited and Rubicon Forests Investments Limited directly hold 15,429,422 Fletcher Challenge Forests Ordinary Shares.

         FLETCHER CHALLENGE FORESTS PREFERENCE SHARES

        NAME                   SHARES HELD
-----------------------------------------------------------------------------------------------------
                                                            ASSOCIATED                     PERCENT OF
                          BENEFICIAL     NON BENEFICIAL       PERSONS          TOTAL         CLASS
                          ----------     --------------     ----------        -------      ----------
DIRECTORS

M J Andrews                                                   63,700           63,700         0.02%
R H Fisher                   2,000                                              2,000         0.00%
W A Larsen                                                       403              403         0.00%
S L Moriarty                13,610                                             13,610         0.00%
D T Spring                  24,750                                             24,750         0.01%
M C Walls                    6,000                                              6,000         0.00%
                           -----------------------------------------------------------------------
    Total                   46,360                            64,103          110,463         0.03%

SENIOR MANAGEMENT

I R Boyd                     8,000                                              8,000         0.00%
J A Dell                   100,506                                            100,506         0.03%
M K Eglinton
P M Gillard                 22,111                                             22,111         0.01%
A F Bond                     4,000                                              4,000         0.00%
I W Brown                                                                                     0.00%
D F Thompson                   156                                                156         0.00%
                           -----------------------------------------------------------------------
    Total                  134,773                                            134,773         0.04%

                           -----------------------------------------------------------------------
    Grand Total            181,133                            64,103          245,236         0.7 %
                           =======================================================================

- I R Boyd is a trustee of the Fletcher Challenge Forests Employee Welfare Fund and Fletcher Challenge Forests Employee Educational Fund, and has non-beneficial control of 1,194,801 Fletcher Challenge Forests Preference Shares.

- M J Andrews and S L Moriarty are Directors of Rubicon Limited, whose subsidiary companies Rubicon Forest Holdings Limited and Rubicon Forests Investments Limited directly hold 96,099,902 Fletcher Challenge Forests Preference Shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

                  To our knowledge, Fletcher Challenge Forests is neither directly nor indirectly controlled by another corporation, any foreign government, or any other natural or legal person. As at June 30, 2003, our total issued voting securities consisted of 185,913,422 Fletcher Challenge Forests Ordinary Shares and 371,809,026 Fletcher Challenge Forests Preference Shares.

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

                  The following table sets forth, as at August 31, 2003, the holdings of each person known to the registrant to be the owner of more than 5% of any class of Fletcher Challenge Forests voting securities and the holdings of Directors and executive officers of Fletcher Challenge Forests, as a group, of each class of Fletcher Challenge Forests voting securities.

                                                   IDENTITY OF                                       PERCENT
TITLE OF CLASS                                   PERSON OR GROUP                AMOUNT OWNED         OF CLASS
--------------                          --------------------------------        ------------         --------
Fletcher Challenge Forests Ordinary     NZCSD Limited (1) (2)                    68,490,381            36.84%
Shares
                                        Rubicon (3)                              15,429,422              8.3%

                                        Directors and Executive Officers
                                        as a group(4)(5)                            141,077             0.08%

--------------

(1) The role of New Zealand Central Securities Depository Limited ("NZCSD Limited") is to hold securities on behalf of investors. Neither NZCSD Limited nor the Reserve Bank of New Zealand, its sole shareholder, has any beneficial interest in the securities held on behalf of investors.

(2) Includes OPERS International Fund I, L.P. 13,550,378 Fletcher Challenge Forests Ordinary Shares.

(3) Includes 15,000,000 Fletcher Challenge Forests Ordinary Shares held by Rubicon Forest Holdings Limited and 429,422 Fletcher Challenge Forests Ordinary Shares held by Rubicon Forests Investments Limited, both wholly owned subsidiaries of Rubicon Limited.

(4) I R Boyd an executive officer, is a trustee of the Fletcher Challenge Forests Employee Educational Fund and the Fletcher Challenge Forests Welfare Fund. In his capacity as trustee, on August 31, 2003, I R Boyd had a non-beneficial voting control together with the other trustees of an additional 597,486 Fletcher Challenge Forests Ordinary Shares.

(5) J A Dell and P M Gillard are trustees of various employee share purchase schemes and have a non-beneficial control of additional 1,718,857 Fletcher Challenge Forests Ordinary Shares.

                                                   IDENTITY OF                                       PERCENT
TITLE OF CLASS                                   PERSON OR GROUP                AMOUNT OWNED         OF CLASS
--------------                          --------------------------------        ------------         ---------
Fletcher Challenge Forests Preference   NZCSD Limited (1) (2)                    130,025,963           34.97%
Shares
                                        Rubicon (3)                               96,099,902           25.85%

                                        Directors and Executive Officers
                                        as a group(4)                                245,236            0.07%

--------------

(1) The role of New Zealand Central Securities Depository Limited ("NZCSD Limited") is to hold securities on behalf of investors. Neither NZCSD Limited nor the Reserve Bank of New Zealand, its sole shareholder, has any beneficial interest in the securities held on behalf of investors.

(2) Includes OPERS International Fund I, L.P. 27,100,757 Fletcher Challenge Forests Preference Shares.

(3) Includes 83,429,733 Fletcher Challenge Forests Preference Shares owned by Rubicon Forest Holdings Limited and 12,670,169 Fletcher Challenge Forests Preference Shares owned by Rubicon Forests Investments Limited, both wholly owned subsidiaries of Rubicon Limited.

(4) I R Boyd, an executive officer, is a trustee of the Fletcher Challenge Forests Employee Educational Fund and the Fletcher Challenge Forests Welfare Fund. In his capacity as trustee, on August 31, 2003, I R Boyd had a non-beneficial voting control together with the other trustees of an additional 1,194,801 Fletcher Challenge Forests Preference Shares.

                  To the extent that the following information is known to us and can be ascertained from public filings, the ten major registered holders of our shares as at June 30, 2003, 2002 and 2001 were;

 FLETCHER CHALLENGE FORESTS ORDINARY SHARES

                                                                    2003                     2002                       2001
                                                           --------------------    -----------------------      --------------------
                                                                           % OF                      % OF                      % OF
SHAREHOLDER                                                HOLDING(1)     CLASS    HOLDING(1)        CLASS      HOLDING(1)     CLASS
-----------                                                ----------     -----    ----------        -----      ----------     -----
New Zealand Central Securities Depository
Limited (2)..........................................        68.49        36.84       323.9          34.85         387.7        42.1
Rubicon Forest Holdings Limited......................        15.00         8.07        75.0           8.07          75.0        8.07
Fletcher Building Educational Fund Limited...........         2.46         1.33        12.3           1.33          12.3        1.33
Citicorp Nominees Pty Limited........................         2.02         1.09        10.1           1.09          10.1        1.09
Leveraged Equities Custodians Limited................         1.87         1.00         8.0           0.86           2.2        0.24
Fletcher Challenge Custodians Limited................         1.72         0.92         8.6           0.92           8.6        0.92
Investment Custodial Services Limited................         0.67         0.36         3.6           0.39           2.8        0.30
ITHACA (Custodians) Limited..........................         0.44         0.24         2.2           0.24             -           -
Rubicon Forests Investments Limited..................         0.43         0.23           -              -             -           -
Imperator Investments Limited........................         0.28         0.15
New Zealand Guardian Trust Company Limited...........            -            -           -              -           3.6        0.38
Macquarie Equities Custodians Limited  ..............            -            -           -              -           2.0        0.22
Macquarie Equities New Zealand Limited...............            -            -           -              -           1.4        0.15
Ord Minnett Securities Limited.......................            -            -           -              -             -           -
Queensland Investment Corporation....................            -            -           -              -             -           -
Fletcher Challenge Paper Trust Nominees Limited......            -            -           -              -             -           -
Guardian Royal Exchange Assurance of New Zealand
Limited..............................................            -            -           -              -             -           -
Fletcher Challenge Forests Trust Nominees Limited....            -            -         3.0           0.32           3.0        0.32
HSU-Cheng Yang.......................................            -            -         2.6           0.28             -           -

(1)      Rounded to millions of shares.

(2) The role of New Zealand Central Securities Depository Limited ("NZCSD Limited") is to hold securities on behalf of investors. Neither NZCSD Limited nor the Reserve Bank, its sole shareholder, have any beneficial interest in the securities held on behalf of investors. OPERS International Fund I, L.P. holds its 13,550,378 Fletcher Challenge Forests Ordinary Shares through NZCSD Limited.

FLETCHER CHALLENGE FORESTS PREFERENCE SHARES

                                                                     2003                     2002                      2001
                                                           --------------------    -------------------------    --------------------
                                                                           % OF                                                 % OF
SHAREHOLDER                                                HOLDING(1)     CLASS    HOLDING(1)     % OF CLASS    HOLDING(1)     CLASS
                                                           ----------     -----    ----------     ----------    ----------     -----
New Zealand Central Securities Depository Limited
(2)..................................................       130.03        34.97        621.8         33.45         797.3       42.88
Rubicon Forest Holdings Limited......................        83.43        22.44        417.1         22.44         417.1       22.44
Rubicon Forests Investments Limited..................        12.67         3.41            -             -             -           -
ITHACA (Custodians) Limited..........................        11.67         3.14         58.3          3.14             -           -
Citicorp Nominees Pty Limited........................         4.26         1.14         21.3          1.14          21.4        1.15
Leveraged Equities Custodians Limited................         2.73         0.73         21.7          1.17          20.2        1.08
NZ Home Lease No 2 Limited...........................         2.63         0.71         18.9          1.01          18.9        1.01
Imperator Investments Limited........................         1.37         0.37            -             -             -           -
Fletcher Challenge Forests Trust Nominees Limited....         1.19         0.32          5.9          0.32           5.9        0.32
ANZ Nominees Ltd.....................................         1.18         0.32          5.9          0.32             -           -
Jarden Custodians Limited............................            -            -          5.0          0.27           7.0        0.37
NZ Guardian Trust Co. Ltd............................            -            -            -             -           7.2        0.38
Credit Suisse First Boston NZ Custodians Limited.....            -            -            -             -           6.2        0.33
Hokonui Investments Limited..........................            -            -            -             -           6.0        0.32
Answer Services Holdings Limited.....................            -            -            -             -           6.0        0.32
HSU-Cheng Yang.......................................            -            -          6.0          0.32             -           -

----

(1)      Rounded to millions of shares

(2) The role of New Zealand Central Securities Depository Limited ("NZCSD Limited") is to hold securities on behalf of investors. Neither NZCSD Limited nor the Reserve Bank, its sole shareholder, have any beneficial interest in the securities held on behalf of investors. OPERS International Fund I, L.P. holds its 27,100,757 Fletcher Challenge Forests Preference Shares through NZCSD Limited.

                  There are no different voting rights attaching to Ordinary Shares or Preference Shares held by the major shareholders.

         DOMICILE OF SHAREHOLDERS

                  As at August 31, 2003, the domicile of our shareholders was as follows.

                   FLETCHER CHALLENGE FORESTS ORDINARY SHARES

                       NUMBER
                         OF            NUMBER OF
                     REGISTERED          SHARES        % OF
     DOMICILE        HOLDERS(1)      (MILLIONS)(2)    CLASS
-----------------    -----------     -------------    ------
New Zealand           39,613            137.7           74.0
USA                      319             24.9           13.4
Other                  2,779             23.3           12.6
                      ------            -----          -----
TOTAL                 42,711            185.9          100.0
                      ------            -----          -----

                  FLETCHER CHALLENGE FORESTS PREFERENCE SHARES

                       NUMBER
                         OF          NUMBER OF
                     REGISTERED       SHARES          % OF
     DOMICILE        HOLDERS(1)    (MILLIONS)(2)      CLASS
-----------------    ----------    -------------     ------
New Zealand           22,139         281.1            75.6
USA                      120          49.6            13.3
Other                    976          41.1            11.1
                      ------         -----           -----
TOTAL                 23,235         371.8           100.0
                      ------         -----           -----

(1) Holders of record on New Zealand and United States share registries. Since certain of the shares are held by brokers or other nominees, the above numbers are approximations and not representative of the actual number of United States and New Zealand persons who are beneficial owners.

(2) Based on information received in response to notices served on nominee holders of the New Zealand register under Sections 28 and 29 of the New Zealand Securities Markets Act 1998, requesting disclosure of beneficial holders.

RELATED PARTY TRANSACTIONS

                  The following related party contracts either have been entered into by us or our subsidiaries during the three year period ended June 30, 2003, are continuing obligations that we have taken over following the reorganization of the Fletcher Challenge Group, or both:

         (a) The Sale and Purchase Agreement dated March 23, 2001 relating to the sale and purchase of certain shares, assets and business between us, Rubicon Limited and Fletcher Challenge Forests Industries Limited. Under the Sale and Purchase Agreement, effective March 23, 2001, we sold to Rubicon Limited for $80 million our biotechnology assets and rights to all related intellectual property and our South American forests operations including our:

                  - interest in 31.67% of ArborGen, a forestry biotechnology joint venture with International Paper, Westvaco and Genesis Research and Development Corporation;

                  - Radiata pine and Eucalyptus clonal development business;

                  - "Trees & Technology" business including tree stock production and tree improvement research facilities in the Bay of Plenty in New Zealand and related intellectual property rights;

                  - 2.95% shareholding in Genesis Research and Development Corporation;

                  - intellectual property rights in relation to an EST database relating to gene mapping of commercial forestry species; and

                  - South American forests operations and related intellectual property rights.

                  Under that Agreement, the employees previously employed by us in relation to the activities sold have transferred to Rubicon Limited.

                  We have also given undertakings not to compete with Rubicon Limited in relation to the supply of goods or services of the type provided by the business sold to Rubicon Limited for a period of the greater of five years commencing March 31, 2001 or upon the termination of the Strategic Relationship Agreement.

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

         (c) The Strategic Relationship Agreement dated March 23, 2001 between us and Trees & Technology Limited (a subsidiary of Rubicon Limited). This agreement was entered into as part of the overall transaction involving the sale and purchase of our biotechnology assets and rights to all related intellectual property and our South American forests operations to Rubicon Limited. Under this agreement we have agreed arrangements in connection with the long term tree stock development process to be undertaken by Trees & Technology Limited on our behalf, and in relation to the supply by Trees & Technology Limited of both clonal and non-clonal tree stocks to meet our annual planting requirements. Trees & Technology Limited will be our exclusive supplier of such tree stocks whilst it can meet our requirements as regards cost competitiveness, quality and quantity. The price for clonal tree stocks has been agreed for the first three years of the term. We have agreed that certain proportions of our annual tree stock purchases will be of higher quality clonal tree stock. We have also agreed the minimum funding commitment for the product development plan for the first three years. The initial term of the agreement is 10 years.

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

         (f) The Deed relating to Energy Division separation dated October 10, 2000 between us, Energy International Holdings Limited and Fletcher Challenge Building Limited. This agreement is primarily concerned with the treatment of liability for withholding taxes of Fletcher Challenge Oil and Gas, Inc. and Fletcher Challenge Limited that arose or may arise under a sale agreement dated July 7, 2000 between Fletcher Challenge Industries Canada Inc., Fletcher Challenge Limited and Fletcher Challenge Oil and Gas, Inc. This agreement served to clarify that under the amended and restated deed relating to assets and liabilities, any liability for withholding tax (or any penalties and interest relating to withholding tax) of Fletcher Challenge Limited or Fletcher Challenge Oil and Gas, Inc. under the July 7, 2000 agreement shall be treated as a liability of Norske Skog Tasman Limited, the successor to Fletcher Challenge Paper. Only in the event that we were unable to establish this clarification would we bear any responsibility for these liabilities. In that case, any liability would be shared equally with the successors to the Paper Division, Building Division, Forests Division and the Energy Division of Fletcher Challenge Limited, or failing that, would be shared equally with the successors to the Building Division, Energy Division and the Forests Division of Fletcher Challenge Limited. This agreement further clarifies that any liability of Fletcher Challenge Limited or Fletcher Challenge Oil and Gas, Inc. under the July 7, 2000 agreement, other than withholding tax (or any penalties and interest relating to withholding tax), shall be a liability of the successor of the Energy Division.

         (g) The Supply Agreement between us and Fletcher Building Products Limited dated February 28, 2001 relating to the supply of pulpwood, whole log chip and residues. This agreement, which has a term of 20 years absent termination by the parties pursuant to a material breach by, or liquidation of, or a receiver being appointed or about to be appointed for one of the parties, provides that Fletcher Building Products Limited is unconditionally entitled to 100,000 m(3) per year of pulpwood and whole log chip from us and is conditionally entitled to a further 100,000 m(3) per year of pulpwood and whole log chip. The additional 100,000 m(3) will be supplied only if it is available after we have met our obligations under two pre-existing supply agreements that represent an aggregate commitment from us of 415,000 m(3) of pulplogs (this is comprised of 300,000 m(3) under the agreement with Norske Skog Tasman Limited and 115,000 green tonnes of pulplogs logs per year under an agreement with Carter Holt Harvey Limited). The price of the pulpwood is to be determined by reference to a third-party survey of world pulp log prices, as adjusted by a formula established in the agreement that is designed to compensate for the differences between pulplogs and fiber. Fletcher Building Products Limited is also entitled to up to 100% of the sawmill chips produced at our Taupo sawmill. Fletcher Building Products Limited is also entitled to up to 100% of the sawmill chips produced at our Kawerau and Rainbow Mountain sawmills that is not required by Norske Skog Tasman Limited under its contract with us. Fletcher Building Products Limited's entitlement to sawmill chip is subject to the rights of Carter Holt Harvey Limited under its contract with us. Fletcher Building Products Limited is also entitled to 100% of the shavings and sawdust produced by our sawmilling operations.

         (h) The Arrangement Agreement between us, Fletcher Building Limited and Fletcher Challenge Industries Limited dated December 20, 2000 that relates to the separation of Fletcher Challenge Building from the Fletcher Challenge Group under section 236 of the Companies Act 1993 (New Zealand). This Agreement includes a plan of arrangement under which Fletcher Challenge Building shareholders exchanged their Fletcher Challenge Building shares for shares in Fletcher Building Limited on a one for one basis. Under this Agreement, we transferred to Fletcher Building Limited the operations, assets and liabilities properly attributable to Fletcher Challenge Building in consideration of the transfer to us of all the shares in Building Holdings Limited (the Fletcher Building Limited subsidiary which then held all the Fletcher Challenge Building shares) and a cash payment equal to the sum of:

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

         (j) The Deed of Accession dated December 20, 2000 between us and Fletcher Challenge Building Limited, by which Fletcher Challenge Building Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between us and Fletcher Challenge Paper Limited.

         (k) The Deed of Accession dated October 10, 2000 between us and Energy International Holdings Limited, by which Energy International Holdings Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between us and Fletcher Challenge Paper Limited.

         (l) The Assignment Agreements for the Penrose Complex leased between us and Fletcher Building Limited. These associated agreements provided for the assignment and transfer of the lease for the Fletcher Challenge Penrose Complex from us to Fletcher Building Limited for a price of $1.00, effective as from the separation of Fletcher Challenge Building.

         (m) The Loan and Security Agreement between Fletcher Challenge Forests Funding USA Limited and American Wood Moulding LLC for US$9 million dated June 27, 2003. The US$9 million consists of a loan of US$6 million and the provision of a letter of credit for US$3 million.

                  See "Item 19. Exhibits" of this annual report.

TRANSACTIONS WITH RELATED PARTIES INCLUDE:

                                                                     2002-03     2001-02     2000-01
                                                                     -------     -------     -------
                                                                              (IN NZ$ MILLIONS)
Purchase of logs and lumber from the Central North Island
Forest Partnership...........................................           90         124         134

Amounts owing relating to the purchase of
logs and lumber from the Central North Island
Forest Partnership and included
within creditors.............................................            8          13          15

Purchase of seedlings from Trees and Technology Limited (1)..            2           2           1

Sale of logs and lumber to the CNIF Partnership..............           29          30          32
Amounts owed relating to the sale of logs and lumber to the
CNIF Partnership and included within debtors.................            2           3           3

Sale of wood products to American Wood Moulding LLC..........           27          31          38

Amounts owed relating to the sale of wood products to
American Wood Moulding LLC, and included within debtors......            1           1           1

Sale of wood products to Tasman KB(2)........................            -           -          13

Amounts owed relating to the sale of wood products to
Tasman KB, and included within debtors.......................            -           -           1

Sale of wood products to The Empire Company, Inc.............           13          18          16

Amounts owed relating to the sale of wood products to The
Empire Company, Inc, and included within debtors.............            1           2           1

Payment to Rubicon Limited (3)...............................            -           7           -

Loan to American Wood Moulding LLC(4)........................           11           -           -

Proceeds from the issue of 75 million Ordinary Shares to
Rubicon Limited..............................................            -           -          30

Proceeds from the issue of 150 million Preference Shares to
Rubicon Limited..............................................            -           -          60

Sale of Fixed Assets to Rubicon Limited (5)..................            -           -          80

(1)      Trees and Technology Limited is a wholly owned subsidiary of Rubicon
         Limited.

(2)      Our ownership interest in Tasman KB was sold in July 2001.

(3) As part of the Fletcher Challenge Group separation, we sold to Rubicon Limited our biotechnology and South American assets but were not able to transfer legal title to certain assets, including an investment in an Argentinean associate. During the period, Fletcher Challenge Forests paid Rubicon Limited US$3 million in full and final settlement of all claims in respect of the separation process, including the obligation to make a fund of US$10 million available to Rubicon to meet such claims. We hold the assets in trust for Rubicon Limited until the title is transferred. As part of such payment Rubicon Limited has waived any right to make any further claims against us for any failure to complete the transfer of title. Rubicon is required to meet the costs and expenses incurred by us in continuing to hold the assets in trust for Rubicon.

(4) In addition to the loan to American Wood Moulding LLC, we have issued a US$3 million Letter of Credit which is able to be drawn upon if American Wood Moulding LLC breaches its banking covenants.

(5) We sold biotechnology and South American assets to Rubicon Limited on March 23, 2001. Proceeds of $80 million were received and a net gain on sale of $25 million has been recognized in the Statement of Financial Performance.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

FLETCHER CHALLENGE FORESTS LIMITED FINANCIAL STATEMENTS

                  See "Item 18. Financial Statements".

CNIF PARTNERSHIP FINANCIAL STATEMENTS

                  Following the write off of our equity investment in the CNIF Partnership during 2000-01 we ceased to account for the CNIF Partnership as an associate. We are, however, still required to include in this annual report audited financial statements of the CNIF Partnership for 2000-01 as it was a significant subsidiary during the year ended June 30, 2001. The CNIF Partnership was not a significant subsidiary during the year ended June 30, 2002 or the year ended June 30, 2003.

LEGAL OR ARBITRATION PROCEEDINGS

                  On October 24, 2003 we applied to the High Court of New Zealand for a declaratory judgment as to whether an ordinary or special resolution will be required to be put to our shareholders in the event our Directors recommend a sale of our forest assets.

CITIC

                  Fletcher Challenge Forests and a number of its subsidiaries were named as defendants in an action brought by CITIC New Zealand Limited (now in receivership). On May 6, 2003, we signed a settlement agreement with the Receivers. The key elements of the settlement were: the litigation originally brought by CITIC against us, and which was being pursued by the Receivers, was withdrawn by the Receivers in return for a payment by us of NZ$1.5 million; we agreed with the Receivers that the CNIF Partnership management agreement signed in 1996 would be terminated on 30 June 2003, although we would continue to manage the CNIF Partnership's mills until 30 September 2003; we were paid NZ$2.5 million in respect of our costs associated with this termination; our challenge in the High Court to the right of the CNIF Partnership banks to force a termination of the CNIF Partnership management agreement was withdrawn; and wood supply arrangements from the CNIF Partnership forests have been agreed.

                  Under the wood supply arrangement the CNIF Partnership will supply us with 500,000 m(3) of pruned and unpruned sawlogs per year. The arrangements are "evergreen" and are terminable on six months' notice by either party.

                  On October 25, 2003 the Receivers announced that they had entered into a contract to sell the forest-related CNIF Partnership assets to entities controlled by the endowment fund of Harvard University. We have been advised by the Receivers that the purchasers intend to take an assignment of the Tasman Contracts, and the sawlog supply agreement dated May 6, 2003 referred to above, should that sale be concluded. See also "Item 4. Information on the Company - CNIF Partnership - The Tasman Contracts".

                  In addition to the above arrangements, we settled all inter-company debts, due from us to a Fletcher Challenge Forests' subsidiary in the CNIF Partnership, by the payment of approximately NZ$8.5 million by us to the Receivers.

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

                  Dividends on Fletcher Challenge Forests shares will be determined at the discretion of the Board of Fletcher Challenge Forests, based primarily upon our financial performance, movements in equity, financial position, cash flow and future business requirements. No dividend has been declared in respect of 2002-03.

                  No dividends have been declared since the interim dividend in the 1997-98 period.

SIGNIFICANT CHANGES

                  See "Item 4. Information on the Company - History and Development of the Company".

ITEM 9. THE OFFER AND LISTING

OFFER AND LISTING DETAILS

                  The following tables set forth for the periods indicated the highest and lowest market quotations for Fletcher Challenge Forests shares reported on the NZX, and the highest and lowest sale prices for Fletcher Challenge Forests ADSs quoted on the NYSE.

                  During November 2002 the Fletcher Challenge Forests Ordinary Shares and Preference Shares were consolidated on a one for five basis. Following the consolidation, the Preference Shares retained their proportionate preference rights. The comparative number of Fletcher Challenge Forests Ordinary and Preference Shares restated for the share consolidation are 185,913,422 Ordinary Shares and 371,809,026 Preference Shares as at June 30, 2002 and 2001.

                                       FLETCHER CHALLENGE FORESTS ORDINARY   FLETCHER CHALLENGE FORESTS ORDINARY
                                       -----------------------------------   -----------------------------------
                                                       SHARES                               ADSs
                                                       ------                               ----
                                                        NZ$                                  US$
                                                        ---                                  ---
FISCAL YEAR          QUARTER ENDED            HIGH                LOW               HIGH             LOW
-----------          -------------            ----                ---               ----             ---
1998-99                                       1.17                .39                6.12            2.06

1999-00                                       1.19                .51                6.00            2.50

2000-01                                        .93                .24               4.000           0.937

2001-02              September 30              .35                .21               1.400           0.880
                     December 31               .29                .22               1.170           0.870
                     March 31                  .27                .22               1.130           0.880
                     June 30                   .27                .20               1.216           0.880

2002-03              September 30              .25                .22               1.140           0.960
                     November 30               .23                .20                1.03           0.920
                     (2 months)
---------------------------------------------------------------------------------------------------------
Post 1:5             December 31              0.99               0.93                5.07            4.61
consolidation        (1 month)
                     March 31                 1.20               0.98                6.37            5.04
                     June 30                  1.16               0.97                7.05            5.34

2003-04              September 30             1.29               1.10                7.68            6.42

                                       FLETCHER CHALLENGE FORESTS ORDINARY   FLETCHER CHALLENGE FORESTS ORDINARY
                                       -----------------------------------   -----------------------------------
                                                       SHARES                               ADSS
                                                       ------                               ----
                                                        NZ$                                  US$
                                                        ---                                  ---
FISCAL YEAR          MONTH ENDED              HIGH                LOW               HIGH             LOW
-----------          -----------              ----                ---               ----             ---
2002-03              May 31                   1.02               0.97                5.80            5.41
                     June 30                  1.16               0.98                7.05            5.56
2003-04              July 31                  1.19               1.12                7.25            6.53
                     August 31                1.18               1.10                7.60            6.52
                     September 30             1.29               1.11                7.68            6.42
                     October 31               1.32               1.28                7.97            7.58
                     November 30              1.33               1.30                8.37            7.91

                                            FLETCHER CHALLENGE FORESTS      FLETCHER CHALLENGE FORESTS PREFERENCE
                                            --------------------------      -------------------------------------
                                                 PREFERENCE SHARES                          ADSS
                                                 -----------------                          ----
                                                        NZ$                                  US$
                                                        ---                                  ---
FISCAL YEAR          QUARTER ENDED            HIGH                LOW               HIGH             LOW
-----------          -------------            ----                ---               ----             ---
2000-01                                       .36                 .25               1.443           1.063
(from 7 Dec `00)
2001-02              September 30             .35                 .23               1.412           0.960
                     December 31              .28                 .22               1.120           0.860
                     March 31                 .26                 .22               1.070           0.890
                     June 30                  .26                 .20               1.229           0.870

2002-03              September 30             .25                 .22               1.140           0.930
                     November 30              .22                 .20                1.01            0.94
---------------------------------------------------------------------------------------------------------
Post 1:5             December 31              0.99               0.93                5.04            4.65
consolidation        (1 month)
                     March 31                 1.19               0.99                6.42            5.02
                     June 30                  1.16               0.97                6.90            5.46
2003-04              September 30             1.28               1.10                7.77            6.53

                                             FLETCHER CHALLENGE FORESTS     FLETCHER CHALLENGE FORESTS PREFERENCE
                                             --------------------------     -------------------------------------
                                                 PREFERENCE SHARES                          ADSS
                                                 -----------------                          ----
                                                        NZ$                                  US$
                                                        ---                                  ---
FISCAL YEAR          MONTH ENDED              HIGH                LOW               HIGH             LOW
-----------          -----------              ----                ---               ----             ---
2002-03              May 31                   1.02               0.97                5.82            5.46
                     June 30                  1.16               0.98                6.90            5.56
2003-04              July 31                  1.19               1.12                7.30            6.49
                     August 31                1.17               1.08                7.00            6.49
                     September 30             1.28               1.10                7.77            6.53
                     October 31               1.32               1.28                7.91            7.59
                     November 30              1.34               1.29                8.39            7.87

                  On January 22, 2002 the New York Stock Exchange (NYSE) advised that we were in breach of a NYSE quantitative continuous listing standard, because the average closing price of our ADSs had been less than US$1.00 over a consecutive 30-day trading period. In order to remedy the breach we consolidated our Ordinary Shares and Preference Shares on the following basis:

                  - a consolidation on a one for five basis. As a result, on November 29, 2002 every five ordinary shares and five preference shares in the Company registered in the name of a shareholder on the record date were consolidated into one Ordinary Share and one Preference Share respectively;

                  - if, in effecting the consolidation, a holder of our ordinary shares or preference shares did not have a number of ordinary shares or preference shares exactly divisible by five, in calculating the number of shares to be held by such holder following consolidation, a fraction of a share was rounded up to the nearest whole number;

                  - in respect of the holders of ADRs, the number of ADSs on issue was consolidated on a one for five basis to enable the American Depositary Receipt ratio of ten shares in the Company per ADR to remain unchanged. Any fractional ADS resulting from the consolidation was sold, with the proceeds going to the ADS holder.

                  This consolidation has resulted in an increase in the market price of those shares and the market price of the ADSs to a level which remedies the breach of the NYSE's quantitative continuous listing standard.

PREFERENCE SHARES

                  Other than on liquidation, each Preference Share confers on the holder the same rights and equal ranking to that conferred by an Ordinary Share, and holders of Preference Shares will vote with holders of Ordinary Shares on all matters except a vote relating to a liquidation of the company, in which case a separate vote of the holders of Preference Shares will be required.

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

MARKETS

                  The principal trading market for Fletcher Challenge Forests Ordinary and Preference Shares is the NZX. Fletcher Challenge Forests Ordinary and Preference Shares are also listed on the Australian Stock Exchange ("ASX"). ADSs representing Fletcher Challenge Forests Ordinary and Preference Shares evidenced by Ordinary and Preference American Depository Receipts ("ADRs"), for which Citibank, N.A. is the Depositary, are listed on the NYSE. Each Fletcher Challenge Forests Ordinary and Preference ADS represents 10 Fletcher Challenge Forests Ordinary or Preference Shares. On September 12, 2003, we announced that we intend to terminate our ADR programme and delist from the New York Stock Exchange, following the completion of our forest sale process and the proposed capital return. We also intend to delist from the ASX.

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

EQUITY SECURITIES

         MAXIMUM/MINIMUM HOLDINGS

                  There is no maximum number or proportion of equity securities that one particular shareholder can hold, although there is a minimum holding prescribed under the NZX Listing Rules. The Board can refuse to consent to the transfer of a parcel of equity securities if the transferee will not hold at least the minimum holding following the transfer. In addition, the Board has a power of sale in respect of equity securities held by a shareholder whose holding falls below the minimum holding, and is not increased above the minimum holding within three months of the Board giving notice of its intention to exercise the power of sale.

                  Under the Australian Stock Exchange Listing Rules, the Board may sell "marketable parcels" of securities only once in any 12 month period, and only if notice has been given to each shareholder of the intention to sell. The shareholder must be given six weeks to respond to the company that he/she wishes to retain his/her holding. If the shareholder responds wishing to retain his or her shares, the company must not sell the holding.

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

                  Preference Shares

                  Other than on liquidation, each Preference Share confers on the holder the same rights and equal ranking to that conferred by an Ordinary Share, and holders of Preference Shares will vote with holders of Ordinary Shares on all matters except a vote relating to a liquidation of the company, in which case a separate vote of the holders of Preference Shares will be required.

                  At our annual shareholders meeting held on November 13, 2002 our shareholders approved our constitution being amended so that in the event of liquidation, the Preference Shares will rank ahead (to the amount of $1.25 per Preference Share) of the Ordinary Shares, the Ordinary Shares will be entitled to the next $1.25 per Ordinary Share, and thereafter holders of the Ordinary Shares and the Preference Shares will share equally in the distribution of any surplus. The amendment was passed as a consequence of the five for one share consolidation undertaken at the time.

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

                           - 15% of the total number of equity securities of that class on issue at the commencement of the preceding 12 month period; and

                           - 15% of the number of equity securities of that class issued during the preceding 12 month period pursuant to other exceptions or approved by an ordinary resolution of the Affected Shareholders; less

                           - 15% of the number of equity securities of that class that have been acquired or redeemed by us during the preceding 12 month period (unless such redeemed or acquired equity securities are being held as treasury stock); or

                  - the equity securities in an existing class are being issued to employees only, and the total number of equity securities being issued (and all other securities issued under this exception in the preceding 12 month period), does not exceed 3% of the aggregate of:

                           - the total number of equity securities of that class on issue at the commencement of the preceding 12 month period; and

                           - the total number of equity securities of that class issued during the preceding 12 month period under other exceptions or approved by an ordinary resolution of the Affected Shareholders;

                           and the total number of shares of that class issued to employees under this exception during the five years immediately prior to the issue does not exceed 7% of the total number of equity securities of that class on issue immediately preceding the date of issue; or

                  - the issue is being made as a consideration in an offer made by us or any of our subsidiaries in relation to a takeover offer, and the offer is made to all holders of securities in any company or other listed entity; or

                  - the issue is made upon conversion of any securities issued by us that allow for conversion of the securities to equity securities; or

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

         MODIFICATION OF THE RIGHTS OF HOLDERS

                  The rights attached to equity securities cannot be modified without the approval of a special resolution of the holders of each class of equity security whose rights are being affected, unless:

                  - the class of equity security whose rights are being affected is not "Quoted" on the NZX; or

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

                  Under the Australian Stock Exchange Listing Rules, the company must not remove or change a shareholder's right to vote or receive dividends except in the following circumstances:

                  - calls due and payable on the securities have not been paid; or

                  - the right is removed or changed in the constitution in order to comply with Australian legislation; or

                  - the right is removed or changed under a provision in the constitution that is permitted by the Australian Stock Exchange Listing Rules, or that the Australian Stock Exchange has approved as appropriate and equitable; or

                  -        the right is removed or changed under a court order;
                           or

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

         BUYBACKS/REDEMPTIONS OF EQUITY SECURITIES

                  Buybacks

                  We are entitled to purchase or otherwise acquire equity securities in Fletcher Challenge Forests from our shareholders provided that the acquisition:

                  - is effected by offers made by us through an order matching market of the NZX or any other stock exchange approved by the New Zealand Exchange; or

                  - is effected by an offer to buy-back that is made pro-rata to all shareholders and, if accepted, would not affect the shareholders' relative voting and distribution rights; or

                  - is for the purpose of acquiring the equity securities held by a shareholder who does not hold a minimum holding; or

                  - has been approved by separate ordinary resolutions of the holders of each separate group of each class of equity security whose rights or entitlements are materially affected in a similar way by the acquisition or redemption; or

                  - is required by a shareholder by way of a minority buy-out if the shareholder has dissented to a successful resolution in relation to the adoption, alteration or revocation of our constitution (which imposed or removed a restriction on our activities), the approval of a major transaction, the approval of an amalgamation of Fletcher Challenge Forests or the taking of action that affects the rights attaching to shares; or

                  - is made to one or more shareholders where the acquisition of this type is either consented to by all shareholders or expressly permitted by the constitution, and the Board has resolved that the acquisition will benefit the remaining shareholders and the terms of the offer and the consideration being offered are fair and reasonable to the remaining shareholders, provided that the acquisition is not made in whole or part from any Director, associated person of a Director, or employee of ours, and the total number of equity securities of that class acquired under this power during the preceding 12 months does not exceed 10% of the total number of equity securities of that class on issue at the commencement of that period.

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

         CALLS, FORFEITURES AND LIENS

                  The Board may make calls upon the holders of equity securities in respect of any moneys unpaid on their equity securities. The Board does not have the power to cancel, reduce or defer any amount unpaid on an equity security without the consent of an ordinary resolution of the shareholders.

                  We have a first and paramount lien on every equity security that is not fully paid for all unpaid amounts. If any amount due in relation to an equity security over which we have a lien remains unpaid for a period of 14 days following the shareholder receiving demand for payment, we may sell the equity security on such terms as we determine. Alternatively, the equity securities can be forfeited by us, and this forfeiture will include the shareholder forfeiting its rights to receive all dividends and distributions declared in respect of the equity securities and not paid or satisfied before the forfeiture. The net proceeds of the sale of equity securities (being those subject to the lien, and those that have been forfeited), after deducting expenses of sale, will be applied towards the outstanding sum, with any balance being paid to the person entitled to the equity security at the date of sale.

                  Under the Australian Stock Exchange Listing Rules we must wait for 30 business days, following a demand for payment on any unpaid security over which we have a lien, before we have the ability to sell that security. We are also not entitled to forfeit any securities without obtaining the approval of an ordinary resolution of security holders.

         DIVIDENDS

                  Dividends on equity securities can be authorised by the Board at its discretion (subject to satisfaction of the solvency test set out in the New Zealand Companies Act 1993) provided that the Board cannot authorise a dividend in respect of some but not all the equity securities in a class, or in a manner that is disproportionate between holders of equity securities of the same class. The amount of dividends paid on each class of equity security will be determined from time to time by the Board. A shareholder's entitlement to dividends is subject to the rights of holders of any equity securities that may be issued from time to time with entitlements to special or prior rights to dividends (or interest).

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

         CHANGE OF CONTROL PROVISIONS

                  The constitution does not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of the company, although New Zealand's Takeovers Code ("Code") may apply. The Code prohibits a person who holds between 0% and 20% of the voting rights in the company from becoming the holder or controller of more than 20% of the voting rights, and a person who holds or controls 20% or more of the voting rights in the company from acquiring further voting rights, except in circumstances where:

                  - the person acquires the equity securities to which the voting rights attach pursuant to a "full offer" (being an offer made for all the securities in the company it does not already hold); or

                  - the person acquires the equity securities to which the voting rights attach pursuant to a "partial offer" (being an offer made to all holders of voting securities on identical terms and for identical consideration (per voting security) for a specified percentage of each class of voting security of the company not already held or controlled by that person) with such offer being conditional upon the offeror holding or controlling 50% of the voting rights on completion of the offer; or

                  - the acquisition of the further voting securities (including the specific terms of the acquisition) has been approved by an ordinary resolution of shareholders; or

                  - that person's voting rights increase as a result of an allotment of further voting securities approved by an ordinary resolution of shareholders; or

                  - that person already holds between 50% and 90% of the voting rights, and the total increase in voting rights over the preceding twelve month period does not exceed 5% of the total voting rights in the company; or

                  - that person already holds or controls 90% or more of the voting rights in the company.

                  The Code also provides for a compulsory acquisition of the outstanding security holders' securities if the "dominant security holder" holds or controls 90% or more of the voting rights in the company. The compulsory acquisition can be initiated at the election of either the outstanding security holders or the dominant security holder.

                  We are not subject to Chapters 6, 6A, 6B or 6C of the Australian Corporations Act dealing with the acquisition of shares (including takeovers).

         SUBSTANTIAL SECURITY HOLDERS

                  Once a shareholder has a relevant interest in 5% or more of the voting securities of the company, it becomes a "Related Party" and our constitution restricts that shareholder's ability to transact with us (see the discussion regarding "Material Transactions with Related Parties" below). A substantial shareholder's rights may also be affected by other applicable regimes such as the insider trading provisions, the Takeovers Code (discussed above) and the Australian Stock Exchange Listing Rules.

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

       APPOINTMENT / REMOVAL OF DIRECTORS

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

                  In addition to being removed by the shareholders, a Director will cease to hold office if he or she becomes bankrupt, is disqualified under the Companies Act 1993 (New Zealand), resigns or is absent without permission from Board meetings for a period of at least six months.

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

         EXECUTIVE DIRECTOR

                  The Board may appoint one or more Directors to be an executive Director for either a fixed term (not to exceed five years) or otherwise and on terms (including remuneration) determined by the Board. The Board is also authorised to remove any such executive Director, as it considers appropriate.

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

         INTERESTED DIRECTORS

                  A Director is not entitled to vote on, or be counted as part of the quorum for, decisions on any matter in which he or she is "interested", other than a decision to indemnify Directors or employees in respect of liability (other than criminal liability) and related expenses incurred in their capacity as such and other matters in relation to which directors are required to sign a certificate under the Companies Act 1993 (New Zealand).

                  A Director is entitled to transact with the company, either in his or her own right of through another party in whom that Director has a direct or indirect interest (although see the discussions on "Major Transactions with Related Parties" below).

                  A transaction entered into by us in which a Director is interested may be avoided by us at any time before the expiration of three months after the transaction is disclosed to all the shareholders. However, a transaction cannot be avoided if we receive fair value under it. If we enter into a transaction in the ordinary course of our business and on usual terms and conditions, we are presumed to have received fair value under it. For the purposes of determining whether we received fair value under any transaction in which a Director is interested, a person seeking to uphold the transaction who knew or ought to have known the Director was interested at the time of the transaction has the onus of establishing fair value. In any other case, the company has the onus of establishing that it did not receive fair value.

                  Under the Australian Stock Exchange Listing Rules, we must take corrective action if the Australian Stock Exchange requires us to, including cancelling the relevant transaction or seeking the approval of shareholders for the relevant transaction.

         DIRECTORS' ABILITY TO BORROW FUNDS

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

RESTRICTIONS ON TRANSACTIONS

         MAJOR TRANSACTIONS

                  The Board may not enter into any transaction or series of linked or related transactions to acquire, sell, lease, exchange or otherwise dispose of (other than by way of charge) our assets, or assets to be held by us:

                  - which would change the essential nature of our business; or

                  - in respect of which the gross value is an amount in excess of 50% of the lesser of the average market capitalisation of the company or the gross value of our assets,

except where entry into the transaction or series of linked or related transactions is the subject of the prior approval of an ordinary resolution of shareholders (or by special resolution if the transaction constitutes a major transaction of the company as defined in the Companies Act 1993 (New Zealand)).

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

         MATERIAL TRANSACTIONS WITH RELATED PARTIES

                  The Board may not enter into a transaction (directly or indirectly) with a "Related Party" where we:

                  - purchase or acquire or sell or dispose of assets having an aggregate gross value exceeding 5% of the lesser of the equity recorded in the most recent published group financial statements of Fletcher Challenge Forests and its subsidiaries and the average market capitalisation of the company; or

                  - borrow, lend, pay or receive, money, or incur an obligation, of an amount exceeding 5% of the lesser of the equity recorded in the most recent published group financial statements of Fletcher Challenge Forests and its subsidiaries and the average market capitalisation of the company; or

                  - enter into any guarantee, indemnity or similar obligation, or give security for any obligations which may expose us to liability, in excess of 5% of the lesser of the equity recorded in the most recent published group financial statements of Fletcher Challenge Forests and its subsidiaries and the average market capitalisation of the company;

                  - provide or obtain any services in respect of which the actual gross cost to us in any financial year (ignoring any returns or benefits in connection with such services) is likely to exceed an amount equal to 0.5% of the lesser of the equity recorded in the most recent published group financial statements of Fletcher Challenge Forests and its subsidiaries and the average market capitalisation of the company; or

                  - amalgamate, except for amalgamations of a wholly owned subsidiary with another wholly owned subsidiary or with Fletcher Challenge Forests,

without the prior approval of an ordinary resolution of shareholders. There are certain exceptions to this requirement. A "Related Party" includes a Director or associated person of a Director, a substantial security holder in the company, or an associated person of the company, or any of the foregoing persons. Related parties that are shareholders (and their associated persons) may not vote on any resolution to approve a transaction with that party.

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

         (e) The Deed of Accession dated December 20, 2000 between us and Fletcher Challenge Building Limited, by which Fletcher Challenge Building Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between us and Fletcher Challenge Paper Limited.

         (f) The Deed of Accession dated October 10, 2000 between us and Energy International Holdings Limited, by which Energy International Holdings Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us.

         (g) The Assignment Agreements for the Penrose complex leased between us and Fletcher Building Limited. These associated agreements provided for the assignment and transfer of the lease for the Penrose complex from us to Fletcher Building Limited for a price of $1.00, effective as from the separation of Fletcher Challenge Building.

         (h) The Underwriting Agreement dated October 10, 2000 between us, Fletcher Challenge Industries Limited, Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited pursuant to which the Credit Suisse companies agreed to provide to us with certain advisory and other services in connection with the rights offering of up to 1,709,015,794 new Preference Shares to holders of Fletcher Challenge Forests Ordinary Shares. Under this Agreement, the underwriters committed to subscribe for, or cause to be subscribed for, any shortfall in the subscription for the Preference Shares offered under the rights offer. The underwriting agreement also contained a put option whereby Credit Suisse First Boston NZ Securities Limited was entitled to require Rubicon Limited to acquire on a pro rata basis up to 40% of any outstanding shares taken up by the underwriters up to a maximum commitment of $170 million. Rubicon Limited also had a call option to cause Credit Suisse First Boston NZ Securities Limited to sell these shares to Rubicon Limited. The percentage of shares subject to these Options was reduced depending on the amount of the commitments obtained by the underwriters from third parties to subscribe for shares from the shortfall. We agreed to pay to the underwriters a commission equal to 2% of the aggregate commitment and a management fee equal to 1% of the aggregate subscription.

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

         (k) The Sale and Purchase Agreement dated March 23, 2001 relating to the sale and purchase of certain shares, assets and business between us, Rubicon Limited and Fletcher Challenge Forests Industries Limited. Under the Sale and Purchase agreement, we sold to Rubicon Limited for $80 million our biotechnology assets and rights to all related intellectual property and our South American forests operations including our:

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

                  - 2.95% shareholding in Genesis Research and Development Corporation;

                  - intellectual property rights in relation to an EST database relating to gene mapping of commercial forestry species; and

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

                  As a condition of entry into this Agreement, we have also entered into a strategic relationship agreement with Trees & Technology Limited, a subsidiary of Rubicon Limited, under which Trees & Technology Limited will supply to us tree stock and product development services from the facilities previously owned by us. The term of that agreement is up to 10 years.

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

                  This agreement further clarifies that any liability of Fletcher Challenge Limited or Fletcher Challenge Oil and Gas, Inc. under the July 7, 2000 agreement other than withholding tax (or any penalties and interest relating to withholding tax) shall be a liability of the successor of the Energy Division.

         (o) The Supply Agreement between us and Fletcher Building Products Limited dated February 28, 2001 relating to the supply of pulpwood, whole log chip and residues. This agreement, which has a term of 20 years absent termination by the parties pursuant to a material breach by, or liquidation of, or a receiver being appointed or about to be appointed for one of the parties, provides that Fletcher Building Products Limited is unconditionally entitled to 100,000 m(3) per year of pulpwood and whole log chip from us and is conditionally entitled to a further 100,000 m(3) per year of pulpwood and whole log chip. The additional 100,000 m(3) will be supplied only if it is available after we have met our obligations under two pre-existing supply agreements that represent an aggregate commitment from us of 415,000 m(3) of pulplogs (this is comprised of 300,000 m(3) under the agreement with Norske Skog Tasman Limited as set out in (q) below and 115,000 green tonnes of pulplogs logs per year under an agreement with Carter Holt Harvey Limited). The price of the pulpwood is to be determined by reference to a third-party survey of world pulp log prices, as adjusted by a formula established in the agreement that is designed to compensate for the differences between pulplogs and fiber. Fletcher Building Products Limited is also entitled to up to 100% of the sawmill chips produced at our Taupo sawmill. Fletcher Building Products Limited is also entitled to up to 100% of the sawmill chips produced at our Kawerau and Rainbow Mountain sawmills that is not required by Norske Skog Tasman Limited under its contract with us. Fletcher Building Products Limited's entitlement to sawmill chip is subject to the rights of Carter Holt Harvey Limited under its contract with us. Fletcher Building Products Limited is also entitled to 100% of the shavings and sawdust produced by our sawmilling operations.

         (p) The debt funding arrangement for the senior credit facility for up to NZ$300 million dated February 21, 2003. Pursuant to this facility, we and certain restricted subsidiaries ("the Obligors") have restrictions imposed in relation to the following transactions:

                  (i) LIMITATION ON SECURITY INTERESTS: The Obligors will not create or permit to arise or exist any security interest over its assets to secure any debt or any indebtedness under any guarantee of debt, other than a permitted security interest;

                  (ii)     LIMITATION ON DEBT SECURED BY PERMITTED SECURITY
                           INTERESTS: The Obligors will not permit the aggregate principal amount of debt of the group (but excluding Tarawera Forests Limited for these purposes) at any time which is secured by permitted security interests (other than the security), on a consolidated basis, to exceed 2.5% of the total assets of the obligors at that time;

                  (iii) LIMITATION ON ASSET DISPOSITIONS: The Obligors will not whether by one transaction or by a number of transactions taking place in any financial year (excluding permitted disposals), dispose of assets the book values of which at the time of disposal and taken together amount to more than 10% of the total assets of the group at the beginning of that financial year;

                  (iv) LIMITATION ON AFFILIATE TRANSACTIONS: The Obligors will not:

                                    -    dispose of any asset to any other
                                         subsidiary except in a bona fide
                                         transaction on an arm's length basis,
                                         and for fair market value;

                                    -    provide any services to, or be provided
                                         with any services by, or surrender the
                                         benefit of any deduction or credit for
                                         taxation purposes to, or engage in any
                                         other transaction with or involving or
                                         for the benefit of, any other
                                         subsidiary, other than in a bona fide
                                         transaction on an arm's length basis,
                                         evidenced in writing and for a
                                         consideration which it reasonably
                                         considers as fair; or

                                    -    make any loan or provide any other
                                         financial accommodation to, or give any
                                         guarantee of any of the indebtedness
                                         of, any other subsidiary if the
                                         aggregate of the principal amount of
                                         all such loans and the maximum
                                         principal amount payable under all such
                                         guarantees would exceed 2.5% of the
                                         total assets of the obligors (except
                                         where such indebtedness arises under a
                                         guarantee given by any other subsidiary
                                         of indebtedness of the company or of a
                                         restricted subsidiary);

                           provided that nothing in this paragraph shall prohibit:

                                    -    anything which is permitted in
                                         paragraph (v) below; or

                                    -    performance in the ordinary course of
                                         business of certain joint venture and
                                         partnership arrangements (being
                                         Tarawera Forests Limited, American Wood
                                         Moulding LLC, Inc. and The Empire
                                         Company, Inc.) and any similar
                                         arrangements entered into from time to
                                         time in the ordinary course of business
                                         of the group; or

                                    -    financial accommodation of up to
                                         US$2,000,000 in total in relation to
                                         American Wood Moulding LLC, Inc. and/or
                                         The Empire Company, Inc.

                  (v) LIMITATIONS ON DIVIDENDS, CAPITAL DISTRIBUTIONS AND SHARE BUY-BACKS: The Obligors will not (without the prior consent of the majority lenders):

                                  -      make any distributions (as defined in
                                         section 2 of the Companies Act 1993);
                                         or

                                  -      acquire any of its own shares (unless
                                         it is required to do so by law) or
                                         redeem any of its own shares which are
                                         redeemable at its option or take any
                                         other action to reduce its capital; or

                                  - give financial assistance, directly or indirectly, to any person for the purpose of, or in connection with, the purchase of any of its shares or shares in its holding company, provided that nothing in this clause shall prohibit any restricted subsidiary from providing such financial assistance to any other restricted subsidiary or to the company, if an event of default or an event of review has occurred and is continuing or would occur as a result thereof;

                  (vi) RESTRICTION ON DEBT OF SUBSIDIARIES: We will not permit the aggregate amount being outstanding of all debt of our subsidiaries to at any time exceed NZ$50,000,000, other than:

                                  -      debt under the facilities; or

                                  -      debt of the excluded subsidiaries
                                         subsisting at the date of the senior
                                         credit facility.

                  (vii) LIMITATION ON MERGERS AND ASSET SALES: The Obligors will not amalgamate, consolidate or merge with or liquidate, wind-up or dissolve into any other successor person except if:

                                    -    the successor person assumes the
                                         obligations of the relevant company
                                         under the facility agreement and
                                         security documents; and

                                    -    no event of default or event of review
                                         has occurred and is continuing or would
                                         occur as a result thereof; and

                                    -    the core business of that person is
                                         substantially the same as our existing
                                         core business; and

                                    -    the successor person is incorporated in
                                         New Zealand or any other jurisdiction
                                         approved by the majority lenders; and

                                    -    there is not, and is not likely to be,
                                         any material adverse variance to the
                                         financial model as a result thereof; or

                           (the amalgamation or merger is a solvent amalgamation or merger between two or more Obligors; and

                  (viii) MATERIAL CONTRACTS: neither we nor any of our subsidiaries will: (i) amend or vary in a respect or to an extent which is material in the context of the facilities, or consent to any amendment to or variation of, any material contract in a respect or to an extent which is material in the context of the facilities; or (ii) avoid, release, surrender, terminate, rescind, discharge (other than by performance) or accept the repudiation of any material contract, where this has, or is likely to have, a material adverse effect. A material contract means:

                           - the amended and restated deed relating to assets and liabilities dated 3 April 2000 between Fletcher Challenge Limited and Fletcher Challenge Paper Limited;

                           - the inter-division agreement dated 5 October 1999 between the Company and Tasman Pulp and Paper Company Limited (now Norske Skog Tasman Limited), as amended;

                           - the fibre supply agreement dated 28 July 2000 between the Company, Fletcher Challenge Forests (Manufacturing) Limited and Norske Skog Tasman Limited as amended;

                           - the supply agreement dated 28 February 2001 between Fletcher Challenge Forests Industries Limited and Fletcher Building Products Limited;

                           - the supply agreement dated 1 February 1988 between Fletcher Challenge Forests Industries Limited and Carter Holt Harvey Limited trading as Packaging New Zealand;

                           - the supply agreement dated 28 July 2000 between Fletcher Challenge Forests Industries Limited and Fletcher Merchants Limited;

                           - the agreement relating to the supply of lumber and plywood dated 25 July 2001 between Tasman KB Pty Limited and Fletcher Challenge Forests Industries Limited; and

                           - the Tasman supply contracts dated November 18, 1963 and October 27, 1966 and the implementation agreement dated December 19, 1995 between CITIC New Zealand Limited (BVI) (in receivership), Forestry Corporation of New Zealand Limited (in receivership), Fletcher Challenge Forests Industries Limited and Fletcher Challenge Forests (Manufacturing) Limited,

                                    each as modified, novated, supplemented, varied or replaced from time to time.

                  (ix) FINANCIAL COVENANTS: We undertake that so long as any facility remains outstanding:

                                        -    Gearing ratio: the ratio for net
                                             debt : EBITDA for the proceeding 12
                                             month period on each test date
                                             which falls during a period set out
                                             below, the gearing ratio shall not
                                             exceed the ratio set out opposite
                                             that period:

       PERIOD                                       RATIO
-----------------------------------------------------------
21/02/03 to 30/06/05                             3.50 times
-----------------------------------------------------------
01/07/05 and thereafter                          3.25 times
-----------------------------------------------------------

                                        -    cash cover ratio: the ratio of free
                                             cash flow to interest expense shall
                                             not be less than 2.75 times on any
                                             test date;

                                        -    net debt to total tangible assets
                                             ratio: the percentage of net debt
                                             of the group to total tangible
                                             assets of the group shall not at
                                             any time exceed 30%;

                                        -    minimum net tangible assets: at all
                                             times minimum net tangible assets
                                             shall not be less than
                                             NZ$800,000,000;

                                        -    total tangible assets: at all times
                                             total tangible assets (disregarding
                                             any investments in subsidiaries and
                                             inter-company loans) of the
                                             Obligors shall be not less than 95%
                                             of total tangible assets of the
                                             group.

         (q) The agreement between us and Tasman Pulp and Paper Company Limited (now Norske Skog Tasman Limited) (NS) dated October 5, 1999 as varied by the variation agreement dated 19 December 2000 between us, Fletcher Challenge Forests (Manufacturing) Limited, and Norske Skog Tasman Limited will continue as long as there are domestic processors of pulplogs and residue products within NS. The agreement as varied records that we are required to make available for supply to NS not less than 300,000 m(3) of pulplogs, pulpwood and arisings or thinnings per year. The price for pulplogs is based on the formula under the Tasman contracts, namely is based on the average of 12 regional at-mill-door pulp log prices as reported by Wood Resources International Inc., adjusted and discounted to reflect quality differences. The regions are located in North and South America, Europe, Australia and New Zealand. NS is also entitled to up to 100% of the sawmill chips produced at our Kawerau and Rainbow Mountain sawmills for as long as they remain operating. NS is also entitled to up to 100% of the sawmill chips produced at our Taupo sawmill and up to 100% of the shavings and sawdust that are not required by Fletcher Building Products Limited in its contract with us as set out in (o) above. The price for sawmill chips is based on the formula used under the Tasman contracts.

         (r) The supply agreement between us and Tasman Pulp and Paper Company Limited (now Norske Skog Tasman Limited) (NS) dated March 15, 2000 relates to the supply of Eucalyptus pulplogs by us to NS. NS will purchase 40,000 m(3) of Eucalyptus pulplogs from us each year for five years commencing on July 1, 2004. The contract will continue to June 30, 2009 unless terminated by the parties, subject to notice requirements, for unremedied breach of its terms, insolvency, or for ongoing delay for certain reasons constituting force majeure. The price to be paid for the Eucalyptus pulplogs will be determined by the parties in the month prior to each quarter. The price will be determined based on the export price for Eucalyptus chips at Mount Maunganui adjusted to approximate an export price for Eucalyptus pulplogs at Kawerau as per an agreed formula taking into account transport and storage costs, etc. An independent expert's decision will be binding in the event of disagreement as to price.

         (s) The backup agreement dated July 28, 2000 between Fletcher Challenge Forests Industries Limited (FCF), Fletcher Challenge Forests (Manufacturing) Limited and Norske Skog Tasman Limited, under which FCF agreed to supply fiber to Norske Skog Tasman Limited under the terms of the Tasman contracts where the CNIF Partnership has not consented to Norske Skog Tasman Limited remaining a party to the Tasman contracts after the sale of Fletcher Challenge Limited's Paper Division. Our commitment under this agreement is to supply up to 500,000 m(3) of pulpwood per year to Norske Skog Tasman Limited for each of the years ending March 31, 2001 to 2005 (falling to 400,000 m(3) for each of the years ending March 31, 2006 to 2030 when the contracts expire). The terms of supply are substantially similar to the Tasman contracts.

         (t) The management agreement between us and UBS Mangakahia Forests Venture Limited (UBS) dated 28 March 2003. The agreement commenced on 28 March 2003 and continues until the termination of UBS' forestry right. The forestry right runs for a period of seven years or until UBS has returned all the land upon which the relevant trees stand, whichever is earlier. We must provide an annual strategic plan and operating plan and must provide monthly, quarterly and annual reports. Our main obligations are forest health including monitoring and pest control; records maintenance, maintenance of roads, fences, water tables and drainage; and fire protection. UBS must pay us quarterly in advance a management fee of NZ$18 per hectare of remaining stands plus GST. The fee is to be reviewed biennially at the relevant April quarterly meeting. UBS is also responsible for all operating costs which are directly incurred in the management of the trees and which have been approved under the operating plan.

         (u) The management agreement between us and CNI Timber Operating Company Limited (CNI) dated 28 March 2003. The agreement commenced on 28 March 2003 and continues until the termination of CNI's forestry right. The forestry right runs for a period of 13 years or until CNI has returned all the land upon which the relevant trees stand, whichever is earlier. We must provide an annual strategic plan and operating plan and must provide monthly, quarterly and annual reports. Our main obligations are forest health including monitoring and pest control; records maintenance, maintenance of roads, fences, water tables and drainage; and fire protection. CNI must pay us quarterly in advance a management fee of NZ$18 per hectare of remaining stands plus GST. The fee is to be reviewed biennially at the relevant April quarterly meeting. CNI is also responsible for all operating costs which are directly incurred in the management of the trees and which have been approved under the operating plan.

         (v) The infrastructure agreement between us and UBS Mangakahia Forests Venture Limited (UBS) dated 28 March 2003. The agreement commenced on 28 March 2003 and continues until the termination of UBS' forestry right. The forestry right runs for a period of seven years or until UBS has returned all the land upon which the relevant trees stand, whichever is earlier. Our primary obligations are to provide road and harvest planning services including road line salvage. UBS must pay us the following fee: $63,000 plus GST per harvest year; and $35.00 plus GST per hectare for each working block to be harvested; and 12.5 cents plus GST per m(3) based on the aggregate Pre Harvest Inventory volumes from non-FCF working blocks harvested in the relevant harvest year.

         (w) The infrastructure agreement between us and CNI Timber Operating Company Limited (CNI) dated 28 March 2003. The agreement commenced on 28 March 2003 and continues until the termination of CNI's forestry right. The forestry right runs for a period of 13 years or until CNI has returned all the land upon which the relevant trees stand, whichever is earlier. Our primary obligations are to provide road and harvest planning services including road line salvage. CNI must pay us the following fee: $63,000 plus GST per harvest year; and $35.00 plus GST per hectare for each working block to be harvested; and 12.5 cents plus GST per m(3) based on the aggregate Pre Harvest Inventory volumes from non-FCF working blocks harvested in the relevant harvest year.

         (x) The wood supply agreement between us and UBS Mangakahia Forests Venture Limited (UBS) dated March 28, 2003. The agreement commenced on March 28, 2003 and continues until the expiry of UBS' forestry right. The forestry right runs for a period of seven years or until UBS has returned all the land upon which the relevant trees stand, whichever is earlier. We are entitled but not obliged to acquire up to 50% of the total volume of wood made available in each harvest period during the term of the agreement.

         (y) The wood supply agreement between us and CNI Timber Operating Company Limited (CNI) dated March 28, 2003. The agreement commenced on March 28, 2003 and continues until the expiry of CNI's forestry right. The forestry right runs for a period of 13 years or until CNI has returned all the land upon which the relevant trees stand, whichever is earlier. We are entitled but not obliged to acquire up to 50% of the total volume of wood made available in each harvest period during the term of the agreement.

         (z) The wood supply agreement between us and the Receivers of the CNIF Parternship dated May 6, 2003 for the supply of 500,000 m(3) of sawlogs per year. The agreement is "evergreen" but terminable on six months' notice by either party.

         (aa) The Transition Deed between us and Forestry Corporation of New Zealand Limited (In Receivership), CITIC New Zealand Limited (In Receivership), Red Stag Wood Products Limited (In Receivership), Red Stag Mouldings Limited (In Receivership), the Receivers and Timber Management Company Limited dated May 6, 2003. The deed specified transitional arrangements for the transfer of management functions of the CNIF Partnership from us to the Receivers and Timber Management Company Limited including amongst other things roading infrastructure, radio communications, fire protection, the Waipa and Mt Maunganui Processing facilities, the Te Ngae nursery, and IT information and infrastructure.

         (bb) The sale and purchase agreement between us and Teal 3 Limited dated January 15, 2003 selling the cutting rights to parts of Tahorakuri Forest for US$45 million.

         (cc) The sale and purchase agreement between us and Teal 4 Limited dated January 15, 2003 selling the cutting rights to parts of Tauhara Forest for US$20 million.

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

DISCLOSURE OF INTERESTS IN FLETCHER CHALLENGE FORESTS LIMITED

                  Part II of the Securities Markets Act 1988 (New Zealand) imposes an obligation on any "substantial security holder" in Fletcher Challenge Forests to give notice of that fact to us, to the NZX and any other stock exchange on which our securities may be listed. The notice must be given as soon as the person knows, or ought to know, that the person is a substantial security holder of Fletcher Challenge Forests. A "substantial security holder", in this context, means a person who has a "relevant interest" in 5% or more of the total number of our voting securities. The voting securities of Fletcher Challenge Forests include our shares and the related class of ADSs. A person has a "relevant interest" in a voting security in a very wide range of circumstances. For example, generally, indirect or implied control in holdings of associated persons are taken into account in determining relevant interests.

                  The form of the notice is prescribed and must contain certain prescribed information. In certain circumstances the notice must be accompanied by a copy of each contract, agreement, deed, or instrument pursuant to which a relevant interest arises.

                  Substantial security holders must also notify us, and any stock exchange on which our securities are listed, where the total number of voting securities in which the substantial shareholder has a relevant interest increases or decreases by more than 1% of the total number of voting securities issued by us at the time, or if there is any change in the nature of its relevant interest.

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

         DIVIDEND WITHHOLDING PAYMENT CREDITS

                  As part of the imputation credit regime, New Zealand resident companies receiving dividends from overseas are usually required to deduct an amount from the dividends. The amount deducted is known as a dividend withholding payment ("DWP"). Amounts of DWP deducted and paid to the Inland Revenue Department give rise to a DWP credit, which may be attached to dividends paid to shareholders and become a credit against the NRWT liability applicable to the dividends. To the extent a liability does not exist, the excess DWP tax credit can be claimed as a cash refund from the Inland Revenue Department.

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

                  We have not paid a dividend since the 1997-98 financial year, and will not be paying a dividend for the 2002-03 financial year. Our Directors will establish a policy for attaching tax credits for dividends when the company returns to paying dividends. Any policy that we adopt may be subsequently changed by us, at any time.

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

               In New Zealand      Computershare Investor Services Limited
                                   Private Bag 92 119
                                   Auckland
                                   New Zealand

                                   Level 2, 159 Hurstmere Road, Takapuna
                                   Auckland

               In Australia        Computershare Investor Services Pty Limited
                                   GPO Box 7045
                                   Sydney, NSW 2001
                                   Australia

                                   Level 3, 60 Carrington Street
                                   Sydney, NSW 2000

               In North America    Citibank, N.A. Depositary Receipts Services
                                   20th Floor (zone 7), 111 Wall Street
                                   New York, NY 10005
                                   USA

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

                  We use derivative financial instruments in the management of financial exposures to reduce market risk. There have been no material changes in the interest rate, currency exchange rate exposure or commodity price risks, or the method of managing those risks in 2002-03. On July 1, 2000, the Company adopted SFAS 133. See "Item 5. Operating and Financial Review and Prospects - Operating Results - Recently Issued Accounting Standards".

                  Our Treasury Policy specifically prohibits the use of derivative financial instruments for trading or speculative purposes. All derivative financial instruments are held to hedge risk on underlying assets, liabilities, sales or purchases. Leveraged derivatives are not currently used.

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

                  The table below summarizes information on instruments that are sensitive to interest rate movements. The hypothetical change in the fair value is based on a 1 percentage point instantaneous decrease in interest rates across the yield curve on all currencies existing as at June 30, 2003 and June 30, 2002. Any instrument with an interest rate reset or a maturity of less than one year is classified as floating.

                            INTEREST RATE SENSITIVITY

                                                                           HYPOTHETICAL CHANGE IN
                                                                            FAIR VALUE WITH A 1%
NZ$ MILLIONS                       FACE AMOUNT         FAIR VALUE        DECREASE IN INTEREST RATES
------------                       -----------         ----------        --------------------------
                                             AS AT JUNE 30, 2003 ASSET/(LIABILITIES)
Debt  -  Floating (USD)              (128)               (128)                       0
      -  Fixed    (NZD)                (5)                 (5)                       0
Deposits          (USD / NZD)          47                  47                        0
Interest Rate Swaps                  (103)                 (3)                      (2)

                                             AS AT JUNE 30, 2002 ASSET/(LIABILITIES)
Debt  -  Floating (USD)              (149)               (149)                       0
         Floating (NZD)              (115)               (115)                       0

      -  Fixed    (NZD)                (5)                 (5)                       0
Deposits          (USD / NZD)          22                  22                        0
Interest Rate Swaps                  (162)                  0                       (3)

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

                  The table below summarizes information on instruments that are sensitive to foreign exchange rate movements. The hypothetical change in the fair value is based on an instantaneous 10% increase in the exchange rate of New Zealand dollars against all of our non-New Zealand dollar currency exposures existing as at June 30, 2003 and June 30, 2002. Deposits are denominated in both NZ and US dollars, the US dollar component of which is sensitive to foreign exchange rate movements.

                   FOREIGN CURRENCY EXCHANGE RATE SENSITIVITY


                                                                     HYPOTHETICAL CHANGE IN FAIR
                                                                      VALUE WITH A 10% INCREASE
NZ$ MILLIONS                        FACE AMOUNT      FAIR VALUE           IN EXCHANGE RATES
------------                        -----------      ----------           -----------------
                                           AS AT JUNE 30, 2003 ASSETS/(LIABILITIES)
BALANCE SHEET
Debt - Floating (USD)                  (128)            (128)                     12
Debt - Fixed (NZD)                       (5)              (5)                      0
Deposits (USD / NZD)                     47               47                       0
SALES AND PURCHASES
Forward Exchange Contracts               54                1                       5
Currency Options Purchased (1)           44                1                       3

(1) a 10% decrease in the NZ dollar would result in a loss of $1 million.

                                           AS AT JUNE 30, 2002 ASSETS/(LIABILITIES)
BALANCE SHEET
Debt - Floating (USD)                  (149)            (149)                     14
       Floating (NZD)                  (115)            (115)                      0
Debt - Fixed (NZD)                       (5)              (5)                      0
Deposits (USD / NZD)                     22               22                       0
SALES AND PURCHASES
Forward Exchange Contracts                9                0                       1
Currency Options Purchased (1)         (534)               6                      (3)

(1) a 10% decrease in the NZ dollar would result in a gain of $32 million.

         --------------
         See definition of the "Face Amount" in "Fair Values and Face Amounts" below.

COMMODITY PRICE EXPOSURE

                  During 2002-03, we did not use any commodity price swaps, futures or options to manage the market price risk of any commodities.

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

         INTEREST RATE SWAPS, FORWARD EXCHANGE CONTRACTS AND CURRENCY OPTIONS.

                  The fair value of these instruments are estimated based on the quoted or estimated market prices.

ITEM 12. NOT APPLICABLE.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14. NOT APPLICABLE.

ITEM 15. CONTROLS AND PROCEDURES

At the end of the period covered by this Annual Report of Form 20-F, an evaluation was carried out under the supervision and with the participation of our management, including our Joint Chief Executive Officers and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the Securities Exchange Act of 1934). Based upon that evaluation, the Joint Chief Executive Officers and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls to the date of their evaluation.

                                    PART III

ITEM 16A. NOT REQUIRED

ITEM 16B. NOT REQUIRED

ITEM 16C. NOT REQUIRED

ITEM 16D. NOT REQUIRED

ITEM 17. NOT REQUIRED.

ITEM 18. FINANCIAL STATEMENTS

(a)      Financial Statement

         Fletcher Challenge Forests' Audited Consolidated Financial Statements. See pages F-1 to F-56

(b)      Financial Statement Schedules

         Schedule II: Valuation and Qualifying Accounts. See S-1.

(c)      Financial Statements

         - CNIF Partnership's (in receivership) unaudited financial statements as of June 30, 2001 and for the fiscal year ended June 30, 2001 (incorporated herein by reference to the registrants' annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).

ITEM 19. EXHIBITS

EXHIBIT      DESCRIPTION

1.1 Form of our constitution effective as at November 14, 2001 as amended on November 13, 2002 and November 29, 2002. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2002 (File no. 0-21782).)

2.1 Form of Amended and Restated Deposit Agreement dated as of November 10, 2001 among us, Citibank, N.A., as depositary and the holders from time to time of American Depositary Shares issued thereunder. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

2.2 The form of the debt funding arrangement for the secured senior credit facility for up to NZ$300 million dated February 21, 2003.

2.3 The form of the Loan and Security Agreement between Fletcher Challenge Forests Funding USA Limited and American Wood Moulding LLC for US$9 million dated June 27, 2003. The US$9 million consists of a loan of US$6 million and the provision of a letter of credit for US$3 million.

4.1 The Sale and Purchase Agreement dated as of March 23, 2001 relating to the sale and purchase of certain shares, assets and business between us, Rubicon Limited and Fletcher Challenge Forests Industries Limited. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.2 The Subscription Agreement dated March 23, 2001 between us and Rubicon Limited relating to the placement of 75 million Ordinary Shares and 150 million Preference Shares to Rubicon Limited. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.3 The Arrangement Deed relating to the redemption and novation of the Fletcher Challenge Industries Limited Capital Notes entered into between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.4 The Amended and Restated Trust Deed between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.5 The Deed relating to Energy Division separation dated October 10, 2000 between us, Energy International Holdings Limited and Fletcher Challenge Building Limited. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.6 The Supply Agreement between us and Fletcher Building Products Limited dated February 28, 2001. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.7 The Arrangement Agreement between us, Fletcher Building Limited and Fletcher Challenge Industries Limited dated December 20, 2000. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.8 The Arrangement Agreement between us, Shell Overseas Holdings Limited, Apache Corporation and Fletcher Challenge Industries Limited dated October 10, 2000. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.9      The Arrangement Agreement between us, Norske Skogindustrier ASA (Norske
         Skog) and Fletcher Challenge Industries Limited dated April 3, 2000. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2000 (File no. 0-21782).)

4.10 Form of Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between us and Fletcher Challenge Paper Limited. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.11 The Deed of Accession dated December 20, 2000 between Fletcher Challenge Building Limited and us by which Fletcher Challenge Building Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.12 The Deed of Accession dated October 10, 2000 between Energy International Holdings Limited and us by which Energy International Holdings Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.13 (a) Form of agreement to assign lease for the Penrose complex lease between us and Fletcher Building Limited and including a deed of assignment of lease and deed of covenant. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

         (b) Form of agreement to assign rights for the Penrose complex lease between us and Fletcher Building Limited. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.14 The Underwriting Agreement dated October 10, 2000 between us, Fletcher Challenge Industries Limited, Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.15 The Deed of Indemnity dated December 15, 2000 between us, Fletcher Challenge Industries Limited, Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.16 The agreement between Fletcher Challenge Forests Industries Limited and Tasman Pulp and Paper Company Limited dated October 5, 1999. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.17 The supply agreement between Fletcher Challenge Forests Industries Limited and Tasman Pulp and Paper Company Limited dated March 15, 2000. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.18 The backup agreement dated July 28, 2000 between Fletcher Challenge Forests Industries Limited, Fletcher Challenge Forests (Manufacturing) Limited and Norske Skog Tasman Limited. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.19 The form of the management agreement between us and UBS Mangakahia Forests Venture Limited (UBS) dated March 28, 2003.

4.20 The form of the management agreement between us and CNI Timber Operating Company Limited (CNI) dated March 28, 2003.

4.21 The form of the infrastructure agreement between us and UBS Mangakahia Forests Venture Limited (UBS) dated March 28, 2003.

4.22 The form of he infrastructure agreement between us and CNI Timber Operating Company Limited (CNI) dated March 28, 2003.

4.23 The form of he wood supply agreement between us and UBS Mangakahia Forests Venture Limited (UBS) dated March 28, 2003.

4.24 The form of he wood supply agreement between us and CNI Timber Operating Company Limited (CNI) dated March 28, 2003.

4.25 The form of the wood supply agreement between us and the CNIF Partnership dated May 6, 2003.

4.26 The form of the Transition Deed between us and Forestry Corporation of New Zealand Limited (In Receivership), CITIC New Zealand Limited (In Receivership), Red Stag Wood Products Limited (In Receivership), Red Stag Mouldings Limited (In Receivership), the Receivers and Timber Management Company Limited dated May 6, 2003.

4.27 The form of the sale and purchase agreement between us and Teal 3 Limited dated January 15, 2003 selling the cutting rights to parts of Tahorakuri Forest for US$45 million.

4.28 The form of the sale and purchase agreement between us and Teal 4 Limited dated January 15, 2003 selling the cutting rights to parts of Tauhara Forest for US$20 million.

8.1      Schedule of our significant subsidiaries as at June 30, 2003.

10.1 The Sale and Purchase Agreement dated as of March 23, 2001 relating to the sale and purchase of certain shares, assets and business between us, Rubicon Limited and Fletcher Challenge Forests Industries Limited. (Filed as Exhibit 4.1)

10.2 The Subscription Agreement dated March 23, 2001 between us and Rubicon Limited relating to the placement of 75 million Ordinary Shares and 150 million Preference Shares to Rubicon Limited (filed as Exhibit 4.2).

10.3 The arrangement deed relating to the redemption and novation of the Fletcher Challenge Industries Limited Capital Notes entered into between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001 (filed as
         Exhibit 4.3).

10.4 The amended and restated trust deed between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001 (filed as Exhibit 4.4).

10.5 The Deed relating to Energy Division separation dated October 10, 2000 between us, Energy International Holdings Limited and Fletcher Challenge Building Limited (filed as Exhibit 4.5).

10.6 The Supply Agreement between us and Fletcher Building Products Limited dated February 28, 2001 (filed as Exhibit 4.6).

10.7 The Arrangement Agreement between us, Fletcher Building Limited and Fletcher Challenge Industries Limited dated December 20, 2000 (filed as
         Exhibit 4.7).

10.8 Form of Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between us and Fletcher Challenge Paper Limited (filed as Exhibit 4.10).

10.9 The Deed of Accession dated December 20, 2000 between Fletcher Challenge Building Limited and us by which Fletcher Challenge Building Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us (filed as Exhibit 4.11).

10.10 The Deed of Accession dated October 10, 2000 between Energy International Holdings Limited and us by which Energy International Holdings Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us (filed as Exhibit 4.12).

10.11 (a) Form of agreement to assign lease for the Penrose complex lease between us and Fletcher Building Limited and including a deed of assignment of lease and deed of covenant (filed as Exhibit 4.13 (a)).

         (b) Form of agreement to assign rights for the Penrose complex lease between us and Fletcher Building Limited (filed as Exhibit 4.13 (b)).

10.12 The Strategic Relationship Agreement dated as of March 23, 2001 between us, Trees & Technology Limited (a subsidiary of Rubicon Limited) and Fletcher Challenge Forests Industries Limited. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782)).

10.13 The form of the management agreement between us and UBS Mangakahia Forests Venture Limited (UBS) dated March 28, 2003 (filed as Exhibit 4.19).

10.14 The form of the management agreement between us and CNI Timber Operating Company Limited (CNI) dated March 28, 2003 (filed as Exhibit 4.20).

10.15 The form of the infrastructure agreement between us and UBS Mangakahia Forests Venture Limited (UBS) dated March 28, 2003 (filed as Exhibit 4.21).

10.16 The form of the infrastructure agreement between us and CNI Timber Operating Company Limited (CNI) dated March 28, 2003 (filed as Exhibit 4.22).

10.17 The form of the wood supply agreement between us and UBS Mangakahia Forests Venture Limited (UBS) dated March 28, 2003 (filed as Exhibit 4.23).

10.18 The form of the wood supply agreement between us and CNI Timber Operating Company Limited (CNI) dated March 28, 2003 (filed as Exhibit 4.24).

10.19 The form of the wood supply agreement between us and the CNIF Partnership dated May 6, 2003 (filed as Exhibit 4.25).

10.20 The form of the Transition Deed between us and Forestry Corporation of New Zealand Limited (In Receivership), CITIC New Zealand Limited (In Receivership), Red Stag Wood Products Limited (In Receivership), Red Stag Mouldings Limited (In Receivership), the Receivers and Timber Management Company Limited dated May 6, 2003 (filed as Exhibit 4.26).

10.21 The form of the sale and purchase agreement between us and Teal 3 Limited dated January 15, 2003 selling the cutting rights to parts of Tahorakuri Forest for US$45 million (filed as Exhibit 4.27).

10.22 The form of the sale and purchase agreement between us and Teal 4 Limited dated January 15, 2003 selling the cutting rights to parts of Tauhara Forest for US$20 million (filed as Exhibit 4.28).

12.1 Certification of Chief Executive Officer/Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.2 Certification of Chief Executive Officer/Chief Operating Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13.1 Certification of Chief Executive Officer/Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.

13.2 Certification of Chief Executive Officer/Chief Operating Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.

                                   SIGNATURES

                  The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                       Fletcher Challenge Forests Limited
                       (Registrant)


                                              By: /s/ John Anthony Dell
                                                  ------------------------

Name:                  John Anthony Dell
                                              Title:  Joint Chief
                       Executive Officer
                           and Chief Financial Officer

Date:     November 19, 2003

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

FLETCHER CHALLENGE FORESTS LIMITED
AND SUBSIDIARIES

AUDITED FINANCIAL STATEMENTS AS AT JUNE 30, 2003 AND
2002 AND FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED JUNE 30, 2003

Report of Independent Accountants               F-2
Statement of Accounting Policies                F-3
Statement of Financial Performance              F-8
Statement of Movements in Equity                F-9
Statement of Financial Position                 F-10
Statement of Cash Flows                         F-11
Reconciliation of Net Earnings to
Net Cash from Operating Activities              F-12
Notes to the Financial Statements               F-13

FINANCIAL STATEMENT SCHEDULE

Valuation and Qualifying Accounts               S-1

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

REPORT OF INDEPENDENT AUDITORS
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF FLETCHER CHALLENGE FORESTS LIMITED

                                                   [PRICEWATERHOUSECOOPERS LOGO]

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of financial performance, of cash flows and of movements in equity present fairly, in all material respects, the financial position of Fletcher Challenge Forests Limited and its subsidiaries (collectively the "Group") at June 30, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2003, in conformity with accounting principles generally accepted in New Zealand. In addition, in our opinion, the financial statement schedule on page S-1 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Group's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 (iii) to the financial statements, the Group changed its method for determining the carrying value of its plantation forest crop as of June 30, 2001.

Accounting principles generally accepted in New Zealand vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net earnings for each of the three years in the period ended June 30, 2003 and the determination of consolidated group equity at June 30, 2003 and 2002 to the extent summarized in Note 30 to the consolidated financial statements.

PricewaterhouseCoopers

/s/ PricewaterhouseCoopers
---------------------------------
Auckland, New Zealand
September 12, 2003

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

STATEMENT OF ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Financial Statements presented are those of Fletcher Challenge Forests Limited (the Parent Company), and Fletcher Challenge Forests Limited and Subsidiaries (the Group).

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

All policies have been applied on a consistent basis except as disclosed in note 2, changes in accounting policies.

ESTIMATES

The preparation of Financial Statements in conformity with generally accepted accounting practice requires the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the Financial Statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BASIS OF CONSOLIDATION

STATEMENT OF FINANCIAL POSITION

The Statement of Financial Position is a consolidation of Fletcher Challenge Forests Limited and subsidiaries. The equity method has been used for associate entities over which the Group has significant influence but does not control (refer to note 18).

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

GOODWILL ON ACQUISITION

Fair values are assigned to the assets and liabilities of subsidiaries and associates of the Group at the date the interests in those entities are acquired. After assigning fair values to the assets and liabilities of subsidiaries and associates acquired, goodwill may arise when comparing the purchase cost to the fair value assigned. Goodwill arises to the extent that the fair value is determined to be less than the purchase cost and this goodwill is amortised to Earnings on a systematic basis over the period it is believed benefits will arise. The period of amortisation will generally be five years or less; however, in individual cases it may be up to twenty years. The period of amortisation of any goodwill is regularly reviewed and, if it is believed that the amount remaining to be amortised will not be recovered by future benefits to be realised, the unrecoverable amount is written off to Earnings and the balance amortised over the period it is believed benefits will be realised. Negative goodwill on acquisition arises to the extent the fair value is determined to exceed the purchase cost and this surplus is applied to reduce the book value of non-monetary assets acquired and, to the extent there are insufficient non-monetary assets, taken to Earnings.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

STATEMENT OF ACCOUNTING POLICIES continued

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

VALUATION OF ASSETS

LAND, BUILDINGS, PLANT AND EQUIPMENT
Land, Buildings, Plant and Equipment are valued at cost less accumulated depreciation.

FOREST ASSETS

Forest Crop is revalued to Directors' estimate of market valuation based on a combination of net present value and compounded replacement cost.

The net gain/loss arising from changes in Forest Crop valuation is credited/debited to the Statement of Financial Performance.

Until 30 June 2001, the carrying value was the original cost of standing forests (excluding land costs) plus capitalised costs. It did not include costs for that portion of the Forest Crop (forests or groups of stands) which had been harvested. All costs, including appropriate funding costs, were capitalised to each stand of growing timber. Cost capitalisation to each stand ceased when each stand was ready for harvesting. Land acquired for the establishment of forestry activities was recorded at the cost of acquisition plus any direct costs associated with preparing the land for initial planting. The capitalised costs of each stand, excluding the original cost of the land and the cost of preparing the land for initial planting, were written off to Earnings at the time of harvesting. Cost capitalisation commenced or recommenced when preparation for forestry activity was initiated. A stand was defined as a continuous block of trees of the same age, species and silviculture regime. Cost capitalisation and carrying value was limited such that the total cost capitalised could not exceed the estimated recoverable amount of the stand assets taking into account age, condition, location, intended use and management regime. Capitalised funding costs were calculated as the avoidable funding cost of both forest land and crop.

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

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

STATEMENT OF ACCOUNTING POLICIES continued

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

For cash flow hedge transactions in which the Group is hedging the variability of cash flows related to a variable-rate asset, liability or a forecasted transaction, the effective portion of the changes in the fair value of the derivative instrument are reported in the Statement of Movements in Equity. The gains and losses on the derivative instrument that are reported in the Statement of Movements in Equity are reclassified to earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item.

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

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

STATEMENT OF ACCOUNTING POLICIES continued

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

INVESTMENT REVENUE

Interest income is taken to Earnings when received or accrued in respect of the period for which it was earned. Dividends are taken to Earnings when received or accrued where declared in respect of the period prior to balance date.

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

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

STATEMENT OF ACCOUNTING POLICIES continued

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

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

STATEMENT OF FINANCIAL PERFORMANCE

FOR YEAR ENDED 30 JUNE

Fletcher Challenge Forests Limited                                                      Fletcher Challenge Forests Group
   2002         2003                                                                    2003          2002          2001
   NZ$m         NZ$m                                                         Note       NZ$m          NZ$m          NZ$m
------------------------------------------------------------------------------------------------------------------------
     11            9     Operating Revenue                                     3         678           664           634
     41           30     Operating Expenses                                             -628          -932        -1,680
      -            -     Forest Crop Revaluation                              17        -451            53          -625
------------------------------------------------------------------------------------------------------------------------
     52           39     Operating Earnings                                    4        -401          -215        -1,671
    -22          -18     Funding Costs                                         5         -18           -22             -
------------------------------------------------------------------------------------------------------------------------
     30           21     Earnings before Taxation                                       -419          -237        -1,671
     -5           -6     Taxation                                              6         140            -9           285
------------------------------------------------------------------------------------------------------------------------
     25           15     Earnings after Taxation                                        -279          -246        -1,386
      -            -     Minority Interest                                                 8            -3             9
------------------------------------------------------------------------------------------------------------------------
     25           15     Net Earnings from Continuing Operations                        -271          -249        -1,377
                         Earnings from Discontinued Operations
      -            -          before Taxation                                 36           -             -           396
                         Gain on Disposal of Discontinued Operations
      -            -          before Taxation                                 36           -             -         1,126
      -            -     Taxation from Discontinued Operations                             -             -          -252
------------------------------------------------------------------------------------------------------------------------
     25           15     Net Earnings                                                   -271          -249          -107
========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
                         PER SHARE INFORMATION - CONTINUING OPERATIONS:
                         Basic and Diluted Net Earnings per Share (cents)      8       -48.6         -44.6        -369.2

                         Basic and Diluted Weighted Average Number of
                            Shares Outstanding (millions of shares)            8         558           558           373
========================================================================================================================

The accompanying notes form part of and are to be read in conjunction with these financial statements.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

STATEMENT OF MOVEMENTS IN EQUITY

FOR YEAR ENDED 30 JUNE

Fletcher Challenge Forests Limited                                                      Fletcher Challenge Forests Group
   2002         2003                                                                    2003          2002          2001
   NZ$m         NZ$m                                                                    NZ$m          NZ$m          NZ$m
------------------------------------------------------------------------------------------------------------------------
                         Net Earnings for the year, comprising
     25           15        Parent Shareholders' Interest                               -271          -249          -107
      -            -        Minority Interest                                             -8             3             3
------------------------------------------------------------------------------------------------------------------------
     25           15                                                                    -279          -246          -104

                         Other Recognised Revenues and Expenses for the year
   -280         -295        Revaluation of Investments                                     -             -          -187
      -            -        Net Movement in Cash Flow Hedges                               -             -           -18
                            Reversal of Revaluation Reserve upon Disposal of
      -            -            Investment                                                 -             -          -316
                            Movement in Currency Translation Reserve
      -            -            Parent Shareholders' Interest                             -9            -6           745
      -            -            Minority Interest                                          -             -            63
------------------------------------------------------------------------------------------------------------------------
   -255         -280     Total Recognised Revenues and Expenses for the year            -288          -252           183

                         Disposal of Fletcher Challenge Building, Energy and Paper
      -            -        Parent Shareholders' Interest                                  -             -        -5,509
      -            -        Minority Interest                                              -             -        -2,197
                         Movement in Reported Capital
      -            -        Parent Shareholders' Interest                                  -             -           553
      -            -     Movement in Capital Funds                                         -             -          -766
                         Dividends and Distributions
      -            -        Parent Shareholders' Interest                                  -             -           -90
      -            -        Minority Interest                                             -2            -2            -7
------------------------------------------------------------------------------------------------------------------------
   -255         -280     Movements in Equity for the year                               -290          -254        -7,833
------------------------------------------------------------------------------------------------------------------------
                         Total Group Equity and Capital Funds at the beginning
                            of the year, comprising
  1,399        1,144        Parent Shareholders' Interest                              1,144         1,399         7,263
      -            -        Minority Interest                                             31            30         2,168
      -            -     Opening adjustment on adoption of SFAS 133                        -             -          -169
------------------------------------------------------------------------------------------------------------------------
  1,399        1,144                                                                   1,175         1,429         9,262
------------------------------------------------------------------------------------------------------------------------
                         Total Group Equity at the end of the year, comprising
  1,144          864        Parent Shareholders' Interest                                864         1,144         1,399
      -            -        Minority Interest                                             21            31            30
------------------------------------------------------------------------------------------------------------------------
  1,144          864                                                                     885         1,175         1,429
========================================================================================================================

The accompanying notes form part of and are to be read in conjunction with these financial statements.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE

Fletcher Challenge Forests Limited                                               Fletcher Challenge Forests Group
   2002         2003                                                                   2003           2002
   NZ$m         NZ$m                                                Note               NZ$m           NZ$m
-----------------------------------------------------------------------------------------------------------------
                         ASSETS
                         Current Assets:
      -            -        Cash and Liquid Deposits                                      47            22
      -            -        Stocks                                    14                  66            69
      6            6        Debtors                                   15                  54            64
----------------------------------------------------------------------------------------------------------
      6            6     Total Current Assets                                            167           155
                         Term Assets:
      -            -        Fixed Assets                              16                 322           336
      -            -        Forest Crop                               17                 582         1,176
  1,414        1,001        Investments                               18                  35            24
----------------------------------------------------------------------------------------------------------
  1,420        1,007     Total Group Assets                                            1,106         1,691
==========================================================================================================

                         LIABILITIES AND GROUP EQUITY
                         LIABILITIES
                         Current Liabilities:
      4            9        Creditors                                 19                  93           105
      -            -        Provision for Current Taxation            20                   -             5
----------------------------------------------------------------------------------------------------------
      4            9     Total Current Liabilities                                        93           110
                         Term Liabilities:
    264          128        Term Debt                                 21                 133           269
      8            6        Provision for Deferred Taxation           20                  -5           137
----------------------------------------------------------------------------------------------------------
    276          143     Total Group Liabilities                                         221           516
----------------------------------------------------------------------------------------------------------
                         GROUP EQUITY
  1,443        1,443     Reported Capital                             10               1,443         1,443
   -299         -579     Reserves                                  11&12                -579          -299
----------------------------------------------------------------------------------------------------------
  1,144          864     Group Equity                                                    864         1,144
      -            -     Minority Equity                              13                  21            31
----------------------------------------------------------------------------------------------------------
  1,144          864     Total Group Equity                                              885         1,175
----------------------------------------------------------------------------------------------------------
  1,420        1,007     Total Group Liabilities and Equity                            1,106         1,691
==========================================================================================================

The accompanying notes form part of and are to be read in conjunction with these financial statements.

For and on behalf of the Board
12 September 2003

/s/ Sir Dryden Spring                                     /s/ Michael Walls
---------------------------------                         ----------------------
Sir Dryden Spring                                         Michael Walls
Chairman of Directors                                     Director

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

STATEMENT OF CASH FLOWS

FOR YEAR ENDED 30 JUNE

Fletcher Challenge Forests Limited                                                      Fletcher Challenge Forests Group
    2002         2003                                                                   2003          2002          2001
    NZ$m         NZ$m                                                                   NZ$m          NZ$m          NZ$m
------------------------------------------------------------------------------------------------------------------------
                         Cash was Provided:
                         From Operating Activities
      7            7        Receipts from Customers                                      673           639           648
      -            -        Dividends Received                                             9             6             -
      4            2        Interest Received                                              1             1             4
      -            -        Interest from Discontinued Operations                          -             -            61
------------------------------------------------------------------------------------------------------------------------
     11            9     Total Provided                                                  683           646           713
     10            3        Payments to Suppliers, Employees and Other                   613           578           638
     23           17        Interest Paid                                                 17            23             -
      -            -        Income Tax Paid                                                7             2             3
------------------------------------------------------------------------------------------------------------------------
     33           20     Total Applied                                                   637           603           641
------------------------------------------------------------------------------------------------------------------------
    -22          -11     Net Cash from Operating Activities                               46            43            72

                         From Investing Activities
      -            -        Sale of Fixed Assets and Forest Crop                         118             3            80
      -            -        Sale of Investments                                            -             3             -
      -            -        Sale of Taxation Benefits                                      -             9            33
------------------------------------------------------------------------------------------------------------------------
      -            -     Total Provided                                                  118            15           113
      -            -        Purchase of Fixed Assets                                      11             5            32
      -            -        Interest Paid Capitalised in Fixed Assets                      -             -           111
      -            -        Purchase of Investments                                       12             -            12
------------------------------------------------------------------------------------------------------------------------
      -            -     Total Applied                                                    23             5           155
------------------------------------------------------------------------------------------------------------------------
      -            -     Net Cash from/(to) Investing Activities                          95            10           -42

                         From Financing Activities
     35          225        Debt Drawdowns                                               225            35           386
      -            -        Issue of Shares                                                -             -           504
     82          123        Advances from Subsidiaries                                     -             -             -
------------------------------------------------------------------------------------------------------------------------
    117          348     Total Provided                                                  225            35           890
    102          337        Debt Settlements                                             337           102           871
      6            -        Option Premium Paid                                            -             6             -
      -            -        Dividends Paid to Minority Shareholders                        2             2             4
------------------------------------------------------------------------------------------------------------------------
    108          337     Total Applied                                                   339           110           875
------------------------------------------------------------------------------------------------------------------------
      9           11     Net Cash (to)/from Financing Activities                        -114           -75            15

    -47            -     Net Cash to Discontinued Operations                               -           -47        -1,046
------------------------------------------------------------------------------------------------------------------------
    -60            -     Net Movement in Cash Held                                        27           -69        -1,001
                         Add Opening Cash and Liquid Deposits
     13            -        - Continuing Operations                                       22            51             6
     47            -        - Discontinued Operations                                      -            47         1,047
                         Effect of Exchange Rate Changes on Net Cash
      -            -        - Continuing Operations                                       -2            -7             -
      -            -        - Discontinued Operations                                      -             -            46
------------------------------------------------------------------------------------------------------------------------
                         Closing Cash and Liquid Deposits - Discontinued
      -            -        Operations                                                     -             -            47
                         Closing Cash and Liquid Deposits - Continuing
      -            -        Operations                                                    47            22            51
========================================================================================================================

The accompanying notes form part of and are to be read in conjunction with these financial statements.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

RECONCILIATION OF NET EARNINGS TO NET CASH FROM
OPERATING ACTIVITIES FOR YEAR ENDED 30 JUNE

Fletcher Challenge Forests Limited                                                      Fletcher Challenge Forests Group
    2002         2003                                                                   2003          2002          2001
    NZ$m         NZ$m                                                                   NZ$m          NZ$m          NZ$m
------------------------------------------------------------------------------------------------------------------------
                         Cash was Provided from:
     25           15     Net Earnings from Continuing Operations                        -271          -249        -1,377
                         Adjustment for Items not involving Cash:
                            Depreciation, Depletions, Amortisation,
    -37          -29           Provisions and Revaluations                               457           305         1,729
      -            -        Interest Capitalised from Discontinued Operations              -             -            61
      5            6        Taxation                                                    -147             7          -288
      -            -        Minority Interest in Earnings of Subsidiaries                 -8             3            -9
      -            -        Equity Earnings                                               -5            -8            14
      -            -     Loss/(Gain) on Disposal of Term Assets                           29            -2           -26
------------------------------------------------------------------------------------------------------------------------
                         Cash Flow from Operations before Net Working Capital
     -7           -8        Movements                                                     55            56           104
    -15           -3     Net Working Capital Movements                                    -9           -13           -32
------------------------------------------------------------------------------------------------------------------------
    -22          -11     Net Cash from Operating Activities(1)                            46            43            72
========================================================================================================================
                         Net Working Capital Movements:
      -            -     Debtors                                                           9           -10             5
      -            -     Stocks                                                            -             4           -12
    -15           -3     Creditors                                                       -18            -7           -25
------------------------------------------------------------------------------------------------------------------------
    -15           -3                                                                      -9           -13           -32
========================================================================================================================

(1) As per Statement of Cash Flows.

The accompanying notes form part of and are to be read in conjunction with these financial statements.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

1 FOREST SALE PROCESS

On 16 June 2003 Fletcher Challenge Forests announced it was investigating a trade sale of its forest estate. The forest sale process is ongoing, and the Group is targeting completion of that process by the end of the 2003 calendar year.

The consequences of any future forest sale on the Fletcher Challenge Forests financial statements may be significant. Financial impacts, which may include restructuring costs, direct costs associated with the transaction and any differences from net proceeds achieved to the carrying value of assets and liabilities will be recognised as incurred. The carrying value at 30 June 2003 of the Forest Crop has been determined using the Group's valuation model based upon revenues that are expected to be received from harvesting and marketing the wood. The valuation assumptions have been updated to reflect information available from all sources, including the sales process (refer note 17). Any short term realisation of the forest estate could be at a different value.

2 CHANGES IN ACCOUNTING POLICIES

(i)   For the year ended 30 June 2003 there were no changes in Accounting
      Policies.

(ii) On 30 June 2002, the Group changed its accounting policy in view of the Financial Reporting Standards Board issuing three new standards: FRS-36 "Accounting for acquisitions resulting in combinations of entities or operations", FRS-37 "Consolidating investments in subsidiaries" and FRS-38 "Accounting for investments in associates". FRS-36 details the accounting treatment for acquisitions (excluding inter-group reconstructions) using the purchase method and requires an annual impairment test to goodwill. FRS-37 defines a subsidiary on the basis of power to control and entitlement to ownership benefits. FRS-38 defines an associate and details the accounting treatment for associates using the equity method. These standards were not mandatory, however, the Group adopted the requirements of the new standards early. In addition, the Group also applied various consequential amendments which were made to other financial reporting standards as a result of the approval and adoption of the three new financial reporting standards listed above including the requirement for separate disclosure of Minority Interests in the Statement of Movements in Equity. With the exception of FRS-38 as noted below, the implementation of these new accounting standards did not have a material impact on the consolidated financial statements in the 2002 year.

      Following the adoption of FRS-38, the Group's share of surplus from associates in 2002 of $14 million (2001: net deficit $14 million) was recognised as a component of operating earnings in the Statement of Financial Performance. Dividends received from associates were included within Equity Earnings (2002: $6 million; 2001: nil). Up to 2001 the Group's share of the net surplus of associates, after adjusting for any dividends received, were recognised in the Statement of Financial Performance following the earnings after taxation, and dividends received from associates were recognised in earnings before taxation. This change in accounting policy resulted in an increase in operating surplus before taxation in 2002 of $8 million (2001: deficit $14 million). However the change in accounting policy had no effect on net earnings. The 2001 comparative figures have been restated on a comparable basis.

(iii) On 30 June 2001, the Group changed its accounting policy in respect of the carrying value of forest crop from a historical cost basis to a market value basis. Under the new accounting policy, the forest crop asset is revalued to the Directors' estimate of market valuation. The Group's policy is to include changes in valuation within the earnings before taxation in the Statement of Financial Performance. The Group's former policy was to record the carrying value of standing forests as original cost plus capitalised silviculture and funding costs. Capitalised costs were written off to earnings at the time of harvesting. This change in accounting policy resulted in a pre tax devaluation to the forest crop of $625 million being recognised in the Statement of Financial Performance for the year ended 30 June 2001. The Board of Directors changed the accounting policy to provide timely, relevant and transparent forest valuation information which is consistent with the Australian accounting standard AASB1037 "Self-generating and regenerating assets" and the International accounting standard IAS41 "Agriculture". Under the new accounting policy, silviculture and funding costs are no longer capitalised to the forest crop and are charged directly to the Statement of Financial Performance. Depletions are no longer written off to earnings at the time of harvesting. Changes in the future market valuation of the forest crop are charged directly to the Statement of Financial Performance. This change in accounting policy does not affect recognition of the operating revenue within the Statement of Financial Performance.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

2 CHANGES IN ACCOUNTING POLICIES continued

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

Fletcher Challenge Forests Limited                                                      Fletcher Challenge Forests Group
    2002         2003                                                                   2003          2002          2001
    NZ$m         NZ$m                                                                   NZ$m          NZ$m          NZ$m
------------------------------------------------------------------------------------------------------------------------
                         3 OPERATING REVENUE
                         Operating Revenue from Continuing Operations includes:
      -            -        Trading Sales to Customers                                   663           649           622
      7            7        Royalties received from Related Parties                        -             -             -
      4            2        Interest Received                                              1             1             -
                            Investment Revenue
      -            -           Dividends from Associates                                   9             6             -
      -            -           Interest                                                    -             -            26
      -            -           Equity Earnings(1)                                          5             8           -14
------------------------------------------------------------------------------------------------------------------------
     11            9                                                                     678           664           634
========================================================================================================================

                         The Group's share of the Earnings of Associates is:
      -            -     Operating Revenue                                               263           265           470
      -            -     Operating Expenses                                             -247          -249          -483
------------------------------------------------------------------------------------------------------------------------
      -            -     Net Earnings                                                     16            16           -13
      -            -     Taxation                                                         -1            -1             -
      -            -     Goodwill amortised                                               -1            -1            -1
      -            -     Dividend                                                         -9            -6             -
------------------------------------------------------------------------------------------------------------------------
      -            -     Equity Earnings                                                   5             8           -14
========================================================================================================================

(1) As from 31 December 2000 and following a write-down in the realisable value of the forest estate (refer note 4), the Group's investment in the Central North Island Forest Partnership (in Receivership) ceased to be accounted for as an associate.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

Fletcher Challenge Forests Limited                                                      Fletcher Challenge Forests Group
    2002         2003                                                                   2003          2002          2001
    NZ$m         NZ$m                                                                   NZ$m          NZ$m          NZ$m
------------------------------------------------------------------------------------------------------------------------
                         4 OPERATING EARNINGS
                         Operating Earnings from Continuing Operations includes:
                         Depreciation and Depletions:
                            Depreciation Charged
      -            -             Buildings                                                 2             2             2
      -            -             Plant and Equipment                                      22            26            24
      -            -        Forest Depletions(1)                                           -             -            86
                         Unusual Items:
      -            -        Gain on Disposal of Affiliates(2)                              -             -            26
      -            -        Reorganisation and Separation Costs(3)                        -4             -           -63
      -            -        Permanent Impairment(4)                                        -          -349          -976
      -            -        (Loss)/Gain on Sale of Forest Crop and Land(5)               -29             2             -
      -            -        Provisions Released/(Established) (6)                          -             1            -5
      -            -        Acquisition Costs Written Off(7)                               2            -6             -
      -            -        Other Gains/(Losses) (8)                                       -             1            -3
     40           31     Net Foreign Exchange Gain(9)                                     25            23             5
      -            -     Research and Development                                          1             2             2
      -            -     Bad Debts Written Off                                             1             -             2
      -            -     Maintenance and Repairs                                          20            18            16
      -            -     Operating Lease Expense                                           8             8             9
      -            -     Forest Costs Capitalised(1)                                       -             -            18
                         Directors' Fees Payable to Directors of Fletcher Challenge
      -            -        Forests Limited(10)                                            -             -             -
                         Auditors' Fees and Expenses Payable for:
                            Statutory Audit
      -            -             PricewaterhouseCoopers                                    1             1             1
                            Other Audit Related Services
      -            -             PricewaterhouseCoopers                                    1             -             2
      -            -             KPMG                                                      -             -             2
========================================================================================================================

(1) On 30 June 2001, the Group changed its accounting policy in respect of the carrying value of forest crop from a historical cost basis to a market value basis. Under the new accounting policy, the forest crop asset is revalued to the Directors' estimate of market valuation. Silviculture and funding costs are no longer capitalised to the forest crop and are charged directly to the Statement of Financial Performance. Depletions are no longer written off to earnings at the time of harvesting.

(2) Gain on Disposal of Affiliates for June 2001 related to the gain on sale of biotechnology and South American assets of $26 million.

(3) Reorganisation Costs for June 2003 of $4 million relates to costs associated with the debt refinancing, proposed forest sale, strategic redirection of the Group following the termination of the CNIFP management contract and proposed capital return. For June 2001 Separation Costs of $63 million related to costs associated with the separation of the Fletcher Challenge Forests Division from the Fletcher Challenge targeted share structure and comprised legal, consultancy and other costs ($27 million), debt break costs ($16 million), loan establishment costs ($12 million) and the write off of the pension asset ($8 million).

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

4 OPERATING EARNINGS continued

(4) Permanent Impairment for June 2002 related to the investment in and advances to the Central North Island Forest Partnership of $349 million. Permanent Impairment for June 2001 related to the investment in the Central North Island Forest Partnership of $768 million, the impairment of the New Zealand forest estate of $207 million and the investment in Tasman KB of $1 million. Permanent Impairment for the write-down of the Group's carrying value of its investment in the Central North Island Forest Partnership (the Partnership) of $349 million (June 2002) and $768 million (June 2001) was based upon the assessment of the realisable value of the Partnership estate. Primarily as a result of sustained low log prices the Partnership breached certain loan ratios and covenants putting the senior bank debt facility in default in December 2000. As a consequence of the default, Receivers were appointed in February 2001. This resulted in the Receivers assuming control of the Partnership's assets with the intention of selling the Partnership's assets. As a result, the Group's equity in the Partnership was written off, together with the Group's subordinated debt to the Partnership. The write-down of the Group's carrying value of its New Zealand forests of $207 million (June 2001) arose primarily as a result of then current low log prices. Fair value was determined based on the discounted cash flows.

(5) Loss on sale of Forest Crop for June 2003 of $29 million relates to the sales of the cutting rights for 8,940 hectares of the Tahorakuri and Tauhara forest estates. Gain on sale of Forest Land for June 2002 of $2 million related to the sale of the Ngatapa forest land.

(6) Provisions released/(established) for June 2002 related to the reversal of certain environmental provisions of $2 million and other provisions of $2 million and the establishment of provisions of $3 million for costs related to the closure of the Japanese Engineered Wood Products business unit. Provisions established for June 2001 of $5 million related to costs for defending the claims of CITIC New Zealand Limited.

(7) Acquisition Costs Written Off relate to costs associated with the proposed acquisition of the Central North Island Forest Partnership. The gain of $2 million in June 2003 relates predominately to the closing of a foreign currency contract entered into, to hedge the proposed acquisition. Acquisition Costs Written Off for June 2002 of $6 million related to costs incurred in relation to the proposed acquisition.

(8) Other Gains/(Losses) for June 2002 related to the recovery of $1 million relating to a debt previously written off following the sale of the Chilean forestry operations. Other Gains/(Losses) for June 2001 related to the write-off of a debt of $3 million related to the sale of the Chilean forestry operations.

(9) Net Foreign Exchange Gain for June 2003 includes net unrealised exchange gains on foreign dollar denominated debt instruments of $23 million, and realised foreign exchange gains of $2 million. Net Foreign Exchange Gain for June 2002 includes net exchange gains on foreign denominated asset and debt instruments of $25 million, and realised foreign exchange losses of $2 million. Net Foreign Exchange Gain of $5 million (June 2001) related to net realised foreign exchange gains.

(10) Directors Fees payable to Non Executive Directors of Fletcher Challenge Forests Limited, for June 2003 totalled $435,650 (June 2002: $426,600).

FLETCHER CHALLENGE FORESTS LIMITED

Net Foreign Exchange Gain for June 2003 of $31 million (2002: $40 million) relates to exchange gains on debt instruments.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

Fletcher Challenge Forests Limited                                                      Fletcher Challenge Forests Group
    2002         2003                                                                    2003          2002          2001
    NZ$m         NZ$m                                                                    NZ$m          NZ$m          NZ$m
------------------------------------------------------------------------------------------------------------------------
                         5 FUNDING COSTS
     22           18     Interest payable on Term Debt(1)                                 18            22            50
      -            -     Less Interest Capitalised to Fixed Assets                         -             -           -50
------------------------------------------------------------------------------------------------------------------------
     22           18     Total Funding Costs                                              18            22             -
========================================================================================================================
      -            -     Interest Capitalised to Fixed Assets                              -             -           -50
      -            -     Interest Capitalised from Discontinued Operations                 -             -           -61
------------------------------------------------------------------------------------------------------------------------
      -            -     Total Interest Capitalised                                        -             -          -111
========================================================================================================================

(1) June 2003 includes a $4 million mark to market cost relating to the Group's interest rate swap (June 2002: Nil, June 2001: Nil).

                         6 TAXATION
                         Earnings before Taxation:
     30           21        Domestic                                                    -430          -248        -1,671
      -            -        Foreign                                                       11            11             -
------------------------------------------------------------------------------------------------------------------------
     30           21                                                                    -419          -237        -1,671
     10            7     Taxation at 33 cents per dollar                                -138           -78          -551
                         Adjusted for:
      -            -        Disposal of Affiliates                                         -             -            -8
      -            -        Permanent Impairment                                           -            90           223
      -            -        Forest Crop Revaluation                                        -             -           145
      -            -        Equity Accounted Earnings of Associates                       -1             -            10
      -            -        Reorganisation, Separation and Acquisition Costs              -1             -             9
     -2           -1        Other Permanent Differences                                    4             1          -117
      -            -        Net Losses of Taxation Benefits upon Separation                -             -             2
      -            -        Taxation Transfers(1)                                          -             -             2
     -3            -        Taxation Over Provided in the Prior Year                      -4            -5             -
      -            -        Rates other than 33 cents                                      -             1             -
------------------------------------------------------------------------------------------------------------------------
      5            6     Taxation (Benefit)/Expense                                     -140             9          -285
========================================================================================================================
                         Current Taxation
      -            -        New Zealand                                                    1             2             -
      -            -        Non New Zealand                                                1             5             2
------------------------------------------------------------------------------------------------------------------------
      -            -     Total Current Taxation                                            2             7             2
                         Deferred Taxation
      5            6        New Zealand                                                 -142             2          -285
      -            -        Non New Zealand                                                -             -            -2
------------------------------------------------------------------------------------------------------------------------
      5            6     Total Deferred Taxation                                        -142             2          -287
------------------------------------------------------------------------------------------------------------------------
      5            6     Taxation (Benefit)/Expense                                     -140             9          -285
========================================================================================================================

(1) Represents the transfer of taxation balances with Discontinued Operations with net cash proceeds of $33 million and book value of $31 million.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

Fletcher Challenge Forests Limited                                                      Fletcher Challenge Forests Group
    2002         2003                                                                   2003          2002          2001
    NZ$m         NZ$m                                                                   NZ$m          NZ$m          NZ$m
------------------------------------------------------------------------------------------------------------------------
                         7 SHAREHOLDER TAX CREDITS
                         IMPUTATION CREDIT ACCOUNT
                         Imputation Credits of Fletcher Challenge Forests Limited
      -            -        at the beginning of the year                                   -             -             1
      -            -     Imputation Credits lost on Separation                             -             -            -1
------------------------------------------------------------------------------------------------------------------------
      -            -                                                                       -             -             -
========================================================================================================================
                         DIVIDEND WITHHOLDING PAYMENT CREDIT ACCOUNT
                         Dividend Withholding Payment Credits of Fletcher
      -            -        Challenge Forests Limited at the beginning of the year         -             -           -16
      -            -     Dividend Withholding Payment Credits received                     -             -            24
                         Dividend Withholding Payment Credits attached to

      -            -        dividends paid                                                 -             -            -8
------------------------------------------------------------------------------------------------------------------------
      -            -                                                                       -             -             -
========================================================================================================================
                         CONDUIT TAX RELIEF ACCOUNT
                         Conduit Tax Relief Credits of Fletcher Challenge Forests
     -1           -1        Limited at the beginning of the year                          -1            -1           -16
      -            -     Conduit Tax Relief Credits received                               -             -            21
      -            -     Conduit Tax Relief Credits attached to dividends paid             -             -            -6
------------------------------------------------------------------------------------------------------------------------
     -1           -1                                                                      -1            -1            -1
========================================================================================================================

Dividends paid by New Zealand resident companies may include imputation credits representing the income taxes paid by the Group on profits to be distributed as dividends. New Zealand resident shareholders may claim a tax credit equal to the value of the imputation credits attached to dividends. The Group acts as a conduit for the central Government in achieving taxation relief. Accordingly the credits are not recognised in the financial statements.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

8 NET EARNINGS PER SHARE

Net Earnings per Share (EPS) are disclosed in the Statement of Financial Performance for Fletcher Challenge Forests Continuing Operations.

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

                                                                                        Fletcher Challenge Forests Group
                                                                                        2003          2002          2001
                                                                                        NZ$m          NZ$m          NZ$m
------------------------------------------------------------------------------------------------------------------------
FLETCHER CHALLENGE FORESTS - CONTINUING OPERATIONS
Numerator
Basic and Diluted Net Earnings per Fletcher Challenge Forests Share                     -271          -249        -1,377
========================================================================================================================
Denominator (millions of shares)
Basic and Diluted Net Earnings per Fletcher Challenge Forests Share(1)                   558           558           373
========================================================================================================================
The following dilutive securities were not included in the computation of
Diluted Net Earnings per Share for Fletcher Challenge Forests as they have an antidilutive effect:

Shares on Conversion of Capital Notes (millions of shares)                                 -             -             8
------------------------------------------------------------------------------------------------------------------------
                                                                                           -             -             8
========================================================================================================================

(1) Comparative per share data has been restated for the one for five share consolidation completed during November 2002.

9 DIVIDENDS AND DISTRIBUTIONS
By Discontinued Operations:
     Fletcher Challenge Building Shares                                                    -             -            54
------------------------------------------------------------------------------------------------------------------------
Total Distributions by:  Fletcher Challenge Forests Limited                                -             -            54
                         Fletcher Challenge Industries Limited - Capital Notes             -             -            36
------------------------------------------------------------------------------------------------------------------------
                                                                                           -             -            90
========================================================================================================================

10 CAPITAL
REPORTED CAPITAL
Reported Capital at the beginning of the year                                          1,443         1,443         2,864
Issue of Shares(1)                                                                         -             -           553
Cancellation of Shares(2)                                                                  -             -        -1,974
------------------------------------------------------------------------------------------------------------------------
Reported Capital                                                                       1,443         1,443         1,443
========================================================================================================================

On 15 January 2003 the Group announced, subject to receiving the required approvals including tax confirmation, a capital return to shareholders of $140 million through a Court approved pro rata capital reduction. This equates to approximately 25 cents per existing Ordinary and Preference share. This capital return has been deferred, pending both the outcome of the forest sale process (refer note 1) and a binding ruling from the Department of Inland Revenue in respect to taxation issues associated with the proposal. Upon the outcome of these matters, the Group will announce a revised proposal and timetable.

(1) Includes the issue of 1,709,015,794 Fletcher Challenge Forests Preference Shares ($414 million) following a Rights Offer in December 2000 and the issue of 75,000,000 Fletcher Challenge Forests Ordinary Shares ($30 million) and 150,000,000 Fletcher Challenge Forests Preference Shares ($60 million) to Rubicon Limited in March 2001.

(2) Represents the cancellation of Fletcher Challenge Building, Energy and Paper Shares following the reorganisation of the Fletcher Challenge Group.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                            2003              2002             2001
------------------------------------------------------------------------------------------------------------------------
10 CAPITAL continued
FLETCHER CHALLENGE FORESTS ORDINARY SHARES
Number of Shares at the beginning of the year                             922,207,133      922,207,133       847,022,182
Share Consolidation(1)                                                   -736,293,711                -                 -
Issue of Shares(2)                                                                  -                -        75,000,000
Net Movement in Shares accounted for under the Treasury Stock method                -                -           184,951
------------------------------------------------------------------------------------------------------------------------
                                                                          185,913,422      922,207,133       922,207,133
========================================================================================================================
FLETCHER CHALLENGE FORESTS PREFERENCE SHARES
Number of Shares at the beginning of the year                           1,859,015,794    1,859,015,794                 -
Share Consolidation(1)                                                 -1,487,206,768                -                 -
Issue of Shares(2)                                                                  -                -     1,859,015,794
------------------------------------------------------------------------------------------------------------------------
                                                                          371,809,026    1,859,015,794     1,859,015,794
========================================================================================================================
FLETCHER CHALLENGE BUILDING SHARES
Number of Shares at the beginning of the year                                       -                -       342,632,401
Shares issued under the Dividend Reinvestment Plan                                  -                -         1,908,252
Cancellation of Shares(3)                                                           -                -      -344,540,653
------------------------------------------------------------------------------------------------------------------------
                                                                                    -                -                 -
========================================================================================================================
FLETCHER CHALLENGE ENERGY SHARES
Number of Shares at the beginning of the year                                       -                -       342,829,686
Issue of Shares                                                                     -                -         8,287,661
Net Movement in Shares accounted for under the Treasury Stock method                -                -            86,500
Cancellation of Shares(3)                                                           -                -      -351,203,847
------------------------------------------------------------------------------------------------------------------------
                                                                                    -                -                 -
========================================================================================================================
FLETCHER CHALLENGE PAPER SHARES
Number of Shares at the beginning of the year                                       -                -       637,884,780
Cancellation of Shares(4)                                                           -                -      -637,884,780
------------------------------------------------------------------------------------------------------------------------
                                                                                    -                -                 -
========================================================================================================================

Fletcher Challenge Forests Limited has two classes of shares: Ordinary and Preference. The Preference Shares rank equally with the Ordinary Shares in all respects (including dividend and voting rights) except that the Preference Shares have prior ranking (to the amount of $1.25 per share) in the event of a liquidation of the Company, for a period of five years from allotment (15 December 2000). During this period, holders of Preference Shares will vote with holders of Ordinary Shares on all matters except a vote relating to a liquidation of the Company, in which case a separate vote of the holders of the Preference Shares will be required.

Shares held by the Fletcher Challenge Employee Share Purchase Scheme accounted for under the Treasury Stock method include 1,460,153 fully paid Fletcher Challenge Forests Ordinary Shares.

(1) During November 2002 the Fletcher Challenge Forests Ordinary Shares and Preference Shares were consolidated on a one for five basis. Following the consolidation, the Preference Shares retained their preference rights. The comparative number of Fletcher Challenge Forests Ordinary Shares and Preference Shares restated for the share consolidation are 185,913,422 Ordinary Shares and 371,809,026 Preference Shares as at 30 June 2002 and 2001.

(2) Relates to the issue of 1,709,015,794 Fletcher Challenge Forests Preference Shares following a Rights Offer in December 2000 and the issue of 75,000,000 Fletcher Challenge Forests Ordinary Shares and 150,000,000 Fletcher Challenge Forests Preference Shares to Rubicon Limited in March 2001.

(3) As part of the separation process with an effective date of 23 March 2001, Fletcher Challenge Building became a newly created stand-alone publicly listed company, Fletcher Building Limited; Fletcher Challenge Energy was sold to Shell and Apache Corporation; and Fletcher Challenge Forests remains as the continuing business of Fletcher Challenge Limited, renamed Fletcher Challenge Forests Limited. Holders of Fletcher Challenge Building Shares received, in exchange for each Fletcher Challenge Building Share, one fully paid share in Fletcher Building Limited. Fletcher Challenge Forests Shareholders continue to hold existing Fletcher Challenge Forests Ordinary and Preference Shares in Fletcher Challenge Forests Limited.

(4) Following the sale of Fletcher Challenge Paper to Norske Skog on 28 July 2000 these Fletcher Challenge Paper Shares were cancelled.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

10 CAPITAL continued

OPTIONS ON SHARE CAPITAL

FLETCHER CHALLENGE FORESTS OPTIONS

As a result of the separation of the Fletcher Challenge targeted share structure, Fletcher Challenge determined it was appropriate to offer a cash payment (calculated by reference to the fair value of the option) to holders of Fletcher Challenge Forests Options in consideration for bringing forward the exercise date of their options. As a consequence, all Fletcher Challenge Forests Options have now lapsed.

                                                          2003                 2002                      2001
                                                              WEIGHTED             Weighted                  Weighted
                                                              AVERAGE              Average                   Average
                                                              EXERCISE             Exercise                  Exercise
                                                     NUMBER    PRICE      Number    Price         Number      Price
---------------------------------------------------------------------------------------------------------------------
Options outstanding at the beginning of the year       -          -         -          -         8,138,319   $   2.64
Options lapsed during the year                         -          -         -          -        -8,134,644   $   2.74
Options forfeited during the year                      -          -         -          -            -3,675   $   3.47
---------------------------------------------------------------------------------------------------------------------
Options outstanding at the end of the year             -          -         -          -                 -          -
=====================================================================================================================

Fletcher Challenge Forests Limited                                                   Fletcher Challenge Forests Group
2002         2003                                                                    2003          2002         2001
NZ$m         NZ$M                                                                    NZ$m          NZ$m         NZ$m
---------------------------------------------------------------------------------------------------------------------
                      11 RESERVE MOVEMENTS
 -44         -299     Reserves at the beginning of the year                          -299           -44         3,633
  25           15     Net Earnings                                                   -271          -249          -107
-280         -295     Revaluation of Investment in Subsidiaries                         -             -             -
   -            -     Investment Revaluation                                            -             -          -187
   -            -     Reversal of Investment Revaluation on Sale of Investments         -             -          -316
                      Derivative Financial Instruments
   -            -        Opening adjustment on adoption of SFAS 133                     -             -          -169
   -            -        Net loss transferred to Earnings                               -             -           166
   -            -        Changes in fair value of Cash Flow hedging instruments         -             -          -184
                      Disposal of Fletcher Challenge Building, Energy and Paper
   -            -        Revenue Reserves                                               -             -        -2,469
   -            -        Retained Earnings in Associates                                -             -            23
   -            -        Investment Revaluation                                         -             -          -262
   -            -        Net Currency Translation                                       -             -          -827
                      Net variations on translation of foreign currency financial statements net of gains and losses on designated foreign
   -            -        currency monetary items (net of Taxation)                     -9            -6           745
                      Dividends and Distributions paid and proposed (refer to
   -            -        note 9)                                                        -             -           -90
---------------------------------------------------------------------------------------------------------------------
-299         -579     Total Reserves                                                 -579          -299           -44
=====================================================================================================================

                      RESERVE TRANSFERS
                      Equity Earnings of Associates transferred from Revenue
   -            -        Reserves (net of Dividends)                                    5             8           -14
                      Retained Earnings of Associates transferred to Revenue
   -            -        Reserves upon Realisation                                      -             1          -292
=====================================================================================================================

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

Fletcher Challenge Forests Limited                                                   Fletcher Challenge Forests Group
 2002         2003                                                                    2003          2002        2001
 NZ$m         NZ$m                                                                    NZ$m          NZ$m        NZ$m
---------------------------------------------------------------------------------------------------------------------
                        12 RESERVE BALANCES
                        Reserves comprise:
   893          908        Retained Earnings                                         -1,282        -1,006       -750
     -            -        Retained Earnings in Associates                               15            10          3
     -            -        Net Currency Translation                                     688           697        703
-1,192       -1,487        Subsidiary Investment Revaluation                              -             -          -
--------------------------------------------------------------------------------------------------------------------
  -299         -579     Total Reserves                                                 -579          -299        -44
====================================================================================================================

                        13 MINORITY EQUITY
     -            -     Reserves                                                         21            31
--------------------------------------------------------------------------------------------------------------------
     -            -                                                                      21            31
====================================================================================================================

                        14 STOCKS
     -            -     Raw Materials and Work in Progress                                2             2
     -            -     Finished Goods                                                   64            67
--------------------------------------------------------------------------------------------------------------------
     -            -                                                                      66            69
====================================================================================================================

                        15 DEBTORS
     -            -     Trade Debtors                                                    43            51
     -            -     Less Provision for Doubtful Debts                                -1            -2
--------------------------------------------------------------------------------------------------------------------
     -            -                                                                      42            49
     6            6     Other Receivables                                                12            15
--------------------------------------------------------------------------------------------------------------------
     6            6                                                                      54            64
====================================================================================================================

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

Fletcher Challenge Forests Limited                                           Fletcher Challenge Forests Group
2002       2003                                                                       2003        2002
NZ$m       NZ$m                                                                       NZ$m        NZ$m
-------------------------------------------------------------------------------------------------------------
                    16 FIXED ASSETS
                    Cost
   -          -        Forest Land and Improvements                                    181         181
   -          -        Other Land                                                       15          16
   -          -        Buildings                                                        45          44
   -          -        Plant and Equipment                                             245         238
   -          -        Capital Work in Progress                                          3           2
------------------------------------------------------------------------------------------------------
   -          -     Total Cost                                                         489         481
                    Accumulated Depreciation
   -          -        Buildings                                                       -13         -11
   -          -        Plant and Equipment                                            -154        -134
------------------------------------------------------------------------------------------------------
   -          -     Total Accumulated Depreciation                                    -167        -145
------------------------------------------------------------------------------------------------------
   -          -     Total Fixed Assets                                                 322         336
======================================================================================================

                    Land and Buildings Analysis
   -          -        Industrial                                                       47          49
   -          -        Forestry                                                        181         181
------------------------------------------------------------------------------------------------------
   -          -     Total Land and Buildings                                           228         230
======================================================================================================

                    Domicile of Fixed Assets
   -          -        New Zealand                                                     322         336
======================================================================================================

                    Functional Currency of Fixed Assets
   -          -        New Zealand Dollar                                              322         336
======================================================================================================
                    At 30 June 2003 the fair value of Land and Buildings (excluding Forest Land), based upon Government valuations, was approximately $50 million. The Government valuations of forest land was approximately $275 million.
======================================================================================================

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

17 FOREST CROP

Forest Crop is revalued to Directors' estimate of market valuation (assuming continued use) based on a combination of net present value and compounded replacement cost (refer note 1).

Log prices in New Zealand dollars have fallen significantly over the year, primarily as a result of the appreciation of the New Zealand dollar exchange rate against those of the Group's major trading partners. This has necessitated a review of the carrying value of the forest estate. Recognising that the continued use of a "trailing" 12-quarter pricing series, as previously applied in the forest valuation methodology, would generate a forest estate value in excess of that value implied by the current operating environment, current prices have been substituted, as presented by the last two quarters - March and June 2003. In addition the effective after tax discount rate has increased from
8.0 per cent to 9.75 per cent. These changes align the forest valuation assumptions with current market conditions.

                                                                                          Fletcher Challenge Forests Group
                                                                                                  2003          2002
                                                                                                  NZ$m          NZ$m
---------------------------------------------------------------------------------------------------------------------------
Opening Forest Crop Valuation                                                                     1,176         1,123
Cutting Rights Sale                                                                                -143             -
---------------------------------------------------------------------------------------------------------------------
                                                                                                  1,033         1,123
Revaluation:
    Growth and replanting                                                                           120           128
    Harvesting removals                                                                            -106           -77
    Movement in log prices                                                                         -298            18
    Change in discount rate                                                                        -145             -
    Other changes including cost inflation, area changes and changes in harvest profile             -22           -16
---------------------------------------------------------------------------------------------------------------------
Total Revaluation                                                                                  -451            53
---------------------------------------------------------------------------------------------------------------------
Closing Forest Crop Valuation                                                                       582         1,176
=====================================================================================================================

VALUATION ASSUMPTIONS

The measure of net present value of the forest crop is determined as the amount by which future after tax cash inflows from the standing forest exceed the future after tax cash costs of harvesting, transporting and marketing the logs produced, applying a discount rate to estimate the overall real return from the forests. Only cash flows in respect of currently planted trees are included. No account is taken for the revenues or costs of trees not yet planted, irrespective of any intention to replant areas following harvest, or holdings of unforested land. The future inflows represent the revenues that are expected to be received from harvesting and marketing of wood. The net present value is calculated using a real after tax discount rate of 10.5 per cent (June 2002: 7.5 per cent).

Compounded replacement cost represents the costs of initial establishment and subsequent silviculture costs compounded annually at a rate of 5.0 per cent.

On a weighted average basis, the real after tax discount rate for June 2003 is equivalent to 9.75 per cent (June 2002: 8.0 per cent).

The valuation includes an annual charge for the holding cost of land equal to the discount rate of return on the government valuation of the land.

No allowance is made for future price level changes, either from inflationary or real changes in log prices. Costs are current average cost, again without consideration for inflation, real price change of the inputs, or changes in input efficiency utilisation. The measure of net present value is the best estimate available of the value of the growing trees within the forests, assuming the Group will harvest and market the produce. No allowance has been made for changes in future selling prices nor in efficiency and cost of future operations, nor changes in market demand.

The Directors' estimate of market valuation is determined for different age classes, as follows:

Age Class (1-5 years) - Compound replacement cost.
Age Class (6-14 years) - Progressive weighting of compound replacement cost from year six to net present value of future net cash inflows at the end of year fourteen.
Age Class (15+ years) - Net present value of future cash flows.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

17 FOREST CROP continued

The following table summarises the prices (by sales grade) adopted for the valuation and the June 2003 12 quarter prices:

                                    JUNE 2003    June 2003     June 2002
                                    2 QUARTER    12 Quarter    12 Quarter
                                     NZ$/M(3)     NZ$/m(3)      NZ$/m(3)
                                             (for information
                                                  purposes)
-------------------------------------------------------------------------
Radiata
    Pruned                             163          180           174
    Structural                          87          105           108
    Utility                             79           97           101
    Industrial                          53           65            70
    Pulp                                43           53            56
Other Species                           76          101            97
---------------------------------------------------------------------
Weighted Average Price                  84           99           100
=====================================================================

Following a review of valuation assumptions, 2 quarter prices were adopted for the June 2003 forest crop valuation compared to 12 quarter prices applied for June 2002.

The following table summarises the valuation by age class:

                                               2003                      2002
                                    HA (000'S)      NZ$M       Ha (000's)    NZ$m
----------------------------------------------------------------------------------
1-5 years                               16            13           18           24
6-10 years                              18            31           15           52
11-15 years                             21            56           23          161
16-20 years                             26           169           32          385
21-25 years                             19           237           21          417
Over 25 years                            5            76            5          137
----------------------------------------------------------------------------------
                                       105           582          114        1,176
==================================================================================

The following table summarises the projected harvest volumes of the existing crop (millions of cubic metres) by five year period:

                                                                                                                           WEIGHTED
                                                                                                                           AVERAGE
                    2004-2008    2009-2013    2014-2018    2019-2023    2024-2028    2029-2033    2034-2038    2039-2043    TOTAL
---------------------------------------------------------------------------------------------------------------------------------
Radiata
    Pruned             1.3          2.2          1.8          1.4          1.7          0.5            -            -         8.9
    Structural         0.9          1.3          1.5          0.9          1.0          0.3            -            -         5.9
    Utility            3.4          4.9          5.7          4.4          4.9          1.4            -            -        24.7
    Industrial         1.2          1.7          1.8          1.2          1.4          0.4            -            -         7.7
    Pulp               1.4          1.8          2.5          1.7          1.9          0.5            -            -         9.8
Other Species          0.2          0.4          0.1            -            -          0.3          0.5          0.2         1.7
---------------------------------------------------------------------------------------------------------------------------------
                       8.4         12.3         13.4          9.6         10.9          3.4          0.5          0.2        58.7
=================================================================================================================================

SENSITIVITY OF VALUATION TO CHANGES IN KEY ASSUMPTIONS:

                                                          2003
Impact on Crop Valuation                                  NZ$M
--------------------------------------------------------------
Price
    10% Increase/Decrease                                  123
Discount Rate
    50 basis points Increase/Decrease                       29
==============================================================

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

Fletcher Challenge Forests Limited                                                     Fletcher Challenge Forests Group
2002         2003                                                                               2003         2002
NZ$m         NZ$m                                                                               NZ$m         NZ$m
-----------------------------------------------------------------------------------------------------------------------
                       18 INVESTMENTS
    -            -     Investment in Associates (1)                                               24           24
    -            -     Loans to Associates                                                        11            -
1,414        1,001     Net Investment in Subsidiary Companies (refer to note 28)                   -            -
-----------------------------------------------------------------------------------------------------------------
1,414        1,001                                                                                35           24
=================================================================================================================

                       CARRYING VALUE OF ASSOCIATES
    -            -     Balance at the beginning of the year                                       24           21
    -            -     Effect of exchange rate changes                                            -6           -2
    -            -     Associates acquired/(disposed of) during the year                           1           -3
    -            -     Earnings of associates before goodwill and dividends                       15           15
    -            -     Goodwill amortised                                                         -1           -1
    -            -     Dividends                                                                  -9           -6
-----------------------------------------------------------------------------------------------------------------
    -            -     Balance at the end of the year                                             24           24
=================================================================================================================

                       GOODWILL RELATING TO INVESTMENT IN ASSOCIATES
    -            -     Goodwill                                                                    7            7
    -            -     Accumulated amortisation                                                   -5           -4
-----------------------------------------------------------------------------------------------------------------
    -            -     Unamortised balance of goodwill                                             2            3
=================================================================================================================

                       (1) COMBINED ASSOCIATES' STATEMENT OF FINANCIAL POSITION
                       Current Assets                                                            144          148
                       Term Assets                                                                42           22
-----------------------------------------------------------------------------------------------------------------
                       Total Assets                                                              186          170
-----------------------------------------------------------------------------------------------------------------
                       Current Liabilities                                                       -37          -34
                       Term Liabilities                                                          -96          -88
-----------------------------------------------------------------------------------------------------------------
                       Total Liabilities                                                        -133         -122
-----------------------------------------------------------------------------------------------------------------
                       Net Assets                                                                 53           48
                       Interests held by Third Parties                                           -29          -24
-----------------------------------------------------------------------------------------------------------------
                       Investment in Associates                                                   24           24
=================================================================================================================

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

Fletcher Challenge Forests Limited                                                          Fletcher Challenge Forests Group
2002         2003                                                                                 2003          2002
NZ$m         NZ$m                                                                                 NZ$m          NZ$m
----------------------------------------------------------------------------------------------------------------------------
                    19 CREDITORS
 2            8     Trade Creditors                                                                70            70
 2            1     Accrued Interest                                                                1             2
 -            -     Deferred Liabilities                                                            4             -
 -            -     Accrued Employee Benefits                                                       8             8
 -            -     Provisions                                                                     10            25
-------------------------------------------------------------------------------------------------------------------
 4            9                                                                                    93           105
===================================================================================================================

                    PROVISIONS
                    Environmental                                                                   4             5
                    JEWP Operations                                                                 -             3
                    Intercompany                                                                    -             7
                    CNIFP Management Contract                                                       4             4
                    Acquisition costs                                                               -             4
                    Other                                                                           2             2
-------------------------------------------------------------------------------------------------------------------
                                                                                                   10            25
===================================================================================================================

                    ENVIRONMENTAL
                    Balance at the beginning of the year                                            5             7
                    Amount utilised                                                                -1             -
                    Provision released                                                              -            -2
-------------------------------------------------------------------------------------------------------------------
                    Balance at the end of the year                                                  4             5
===================================================================================================================
                    The environmental provision was established to provide
                    for ongoing management and remedial costs (on an
                    undiscounted basis) at various processing sites. During
                    June 2002, the provision was reduced by $2 million
                    following an assessment of expected future costs. The
                    provision is expected to be utilised progressively over
                    the coming four years.

                    JEWP OPERATIONS
                    Balance at the beginning of the year                                            3             -
                    Provision made                                                                  -             3
                    Amount utilised                                                                -3             -
-------------------------------------------------------------------------------------------------------------------
                    Balance at the end of the year                                                  -             3
===================================================================================================================
                    The provision was established in June 2002 for the
                    closure of the Japanese Engineered Wood Products (JEWP)
                    business unit. The costs relate to completion of an
                    onerous supply contract and redundancy costs. The
                    provision was fully utilised during 2003.

                    INTERCOMPANY
                    Balance at the beginning of the year                                            7             7
                    Amount utilised                                                                -7             -
-------------------------------------------------------------------------------------------------------------------
                    Balance at the end of the year                                                  -             7
===================================================================================================================
                    The intercompany provision was established to provide
                    for losses on intercompany balances with companies
                    related to the Group's investment in the Central North
                    Island Forest Partnership. Following the final
                    settlement with the Central North Island Forest
                    Partnership the provision was fully utilised during
                    2003.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

Fletcher Challenge Forests Limited                                                           Fletcher Challenge Forests Group
2002                 2003                                                                           2003          2002
NZ$m                 NZ$m                                                                           NZ$m          NZ$m
-----------------------------------------------------------------------------------------------------------------------------
                               19 CREDITORS continued
                               CNIFP MANAGEMENT CONTRACT
----------------------------------------------------------------------------------------------------------------------
                               Balance at the beginning of the year                                   4             5
                               Provision released                                                    -4             -
                               Provision established                                                  7             -
                               Amount utilised                                                       -3            -1
----------------------------------------------------------------------------------------------------------------------
                               Balance at the end of the year                                         4             4
======================================================================================================================
                               Fletcher Challenge Forests and a number of its
                               subsidiaries had been named as defendants in an action
                               brought by CITIC New Zealand Limited (now in
                               Receivership). During the year claims against Fletcher
                               Challenge Forests and its subsidiaries were settled and
                               the CNIFP management agreement was terminated. Prior to
                               settlement of these claims the Group had a provision of
                               $4 million to provide for costs of defending this
                               litigation. Upon settlement of this litigation this
                               provision has been released and a provision created of
                               $4 million to cover transitional costs relating to the
                               completion and loss of the management contract. In
                               addition, the cash settlement of $3 million was
                               established as a provision. The provision will be
                               utilised during the 2004 year.

                               ACQUISITION COSTS
                               Balance at the beginning of the year                                   4             -
                               Provision established                                                  -             -
                               Amount utilised                                                       -4             4
----------------------------------------------------------------------------------------------------------------------
                               Balance at the end of the year                                         -             4
======================================================================================================================
                               The provision for acquisition costs was established in
                               June 2002 for costs related to the proposed acquisition
                               of the Central North Island Forest Partnership's
                               assets. The provision was fully utilised during 2003.
======================================================================================================================

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

Fletcher Challenge Forests Limited                                                           Fletcher Challenge Forests Group
2002                 2003                                                                           2003          2002
NZ$m                 NZ$m                                                                           NZ$m          NZ$m
-----------------------------------------------------------------------------------------------------------------------------
                               20 TAXATION PROVISION
                               Provision for Current Taxation:
 -                    -           Opening Provision for Current Taxation                               5             -
 -                    -           Current Taxation in the Statement of Financial Performance           2             7
 -                    -           Net Taxation Payments                                               -7            -2
----------------------------------------------------------------------------------------------------------------------
 -                    -        Provision for Current Taxation                                          -             5
======================================================================================================================
                               Provision for Deferred Taxation
                               Timing Differences:
                               Deferred Taxation Assets:
 8                    6           Net Operating Loss Carryforwards                                    -3          -161
----------------------------------------------------------------------------------------------------------------------
 8                    6        Total Deferred Taxation Assets                                         -3          -161
 -                    -        Valuation Allowance(1)                                                  3             3
----------------------------------------------------------------------------------------------------------------------
 8                    6        Net Deferred Taxation Assets                                            -          -158
                               Deferred Taxation Liabilities:
 -                    -           Depreciation and Amortisation                                       -5           295
----------------------------------------------------------------------------------------------------------------------
 8                    6        Provision for Deferred Taxation                                        -5           137
======================================================================================================================
 8                    6        Non Current Deferred Taxation                                          -5           137
----------------------------------------------------------------------------------------------------------------------
 8                    6        Provision for Deferred Taxation                                        -5           137
======================================================================================================================
                               Provision for Deferred Taxation:
-5                    8           Opening Provision for Deferred Taxation                            137           126
 5                    6           Deferred Taxation in the Statement of Financial Performance       -142             2
 8                   -8           Transfer of Taxation Losses                                          -             9
----------------------------------------------------------------------------------------------------------------------
 8                    6        Provision for Deferred Taxation                                        -5           137
======================================================================================================================

(1) During the year ended 30 June 2003, Fletcher Challenge Forests reviewed its taxation position and assessed the recovery of taxation assets by jurisdiction. Following the review it was determined that a valuation allowance of $3 million (June 2002: $3 million) was required.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

----------------------------------------------------------------------------------------------------------------------------------
Fletcher Challenge Forests Limited                                                                Fletcher Challenge Forests Group
2002            2003                                                                                    2003          2002
NZ$m            NZ$m                                                                                    NZ$m          NZ$m
----------------------------------------------------------------------------------------------------------------------------------
                         21 TERM DEBT
                         Loans subject to Restrictive Undertakings:
   102            25         Loans with Floating Interest Rates                                           25           102
   162           103         Loans with Fixed Interest Rates                                             108           167
--------------------------------------------------------------------------------------------------------------------------
   264           128     Term Debt                                                                       133           269
==========================================================================================================================
                         Summary of Repayment Terms
                             Due for Repayment:
     -            85         between two and three years                                                  85             -
   264             -         between three and four years                                                  -           264
     -            43         between four and five years                                                  43             -
     -             -         after five years                                                              5             5
--------------------------------------------------------------------------------------------------------------------------
    264          128     Term Debt                                                                       133           269
==========================================================================================================================
                         Summary of Interest Rates by Repayment Period (%)
                             Due for Repayment:
     -           4.5         between two and three years                                                 4.5             -
   6.9             -         between three and four years                                                  -           6.9
     -           4.5         between four and five years                                                 4.5             -
     -             -         after five years                                                           13.0          13.0
--------------------------------------------------------------------------------------------------------------------------
   6.9           4.5     Weighted Average Interest Rate                                                  4.8           7.1
==========================================================================================================================
                         Summary of Interest Rates by Currency (%)
   8.7             -         New Zealand Dollar                                                         13.0           8.8
   5.7           4.5         United States Dollar                                                        4.5           5.7
--------------------------------------------------------------------------------------------------------------------------
   6.9           4.5     Weighted Average Interest Rate                                                  4.8           7.1
==========================================================================================================================
                         Denomination of Currencies:
   115             -         New Zealand Dollar                                                            5           120
   149           128         United States Dollar                                                        128           149
--------------------------------------------------------------------------------------------------------------------------
   264           128     Term Debt                                                                       133           269
==========================================================================================================================

In March 2003 the Group completed the refinancing of its term debt. Costs associated with this refinancing were expensed.

LOANS SUBJECT TO RESTRICTIVE UNDERTAKINGS

The Restrictive Undertakings relate to the Restricted Group. Certain subsidiaries are designated Restricted (refer note 34). The Restricted Group borrows funds based on covenants and security over the business and assets of the Restricted Group. The Restrictive Undertakings include the covenant that additional security can be given only in very limited circumstances. The covenants, which have been tested from 31 March 2003, require that:

(i) Net debt will not exceed earnings before interest, taxation, depreciation, amortisation, unusual items, unrealised profits or losses on foreign currency monetary items, and unrealised revaluations by a factor of 3.5 times. From 1 July 2005, the covenant reduces to 3.25 times.

(ii) Earnings before interest, taxation, depreciation, amortisation, unusual items, unrealised profits or losses on foreign currency monetary items, and unrealised revaluations, adjusted for movements in working capital, is required to exceed interest expense by 2.75 times.

(iii) Net debt to total tangible assets shall not at any time exceed 30 per cent.

(iv)     Net equity must remain above $800 million.

(v) Total tangible assets of the Restricted Group shall not be less than 95 per cent of total tangible assets of the Group (excluding Tarawera Forests Limited).

UNUSED COMMITTED LINES OF CREDIT

At 30 June 2003 the Group had, subject to ratio compliance, $172 million in unutilised committed lines of credit. Of the total facility of $300 million, $150 million expires between two and three years, and $150 million expires between four and five years.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

22 FINANCIAL INSTRUMENTS

(1) GROUP POLICIES

CURRENCY BALANCE SHEET RISK

It is the Group's policy to manage currency exchange rate exposure to ensure that changes in foreign exchange rates do not materially impair the Group's financial position, profitability, cash flow or key bank covenants. Non-monetary assets are recorded in their functional currency, as determined by the dominant currency of cash flows, sales prices, sales market, expenses and debt structure. The currency denomination and quantum of debt outstanding are managed so that economic risk exposure to currency movements on the aggregate of balance sheet and revenue items is offset within policy defined limits. Where the proportion of the underlying debt in any currency does not equate to the required proportion of total debt, currency swaps are entered into to eliminate the exposure.

CURRENCY TRADE RISK

It is Group policy that no currency exchange risk may be entered into or allowed to remain outstanding should it arise on trade transactions. When exposures are incurred by operations in currencies other than their functional currency, they are eliminated by hedging transactions.

INTEREST RATE RISK

It is Group policy to manage interest rates within an established ratio of fixed rate to floating rate and target a position in the range which is reviewed every calendar quarter, depending upon underlying interest rate exposures and economic conditions.

The Group's Treasury Policy specifically prohibits the use of derivative financial instruments for trading or speculative purposes.

(2) BALANCE SHEET RISK

Derivative financial instruments are used as a means of managing the Group's exposure to fluctuations in foreign currency exchange rates and interest rates. While these financial instruments are subject to the risk of market rates changing subsequent to acquisition, such changes would generally be offset by opposite effects on the items being hedged.

The total principal or contract amounts of derivative financial instruments outstanding at balance date were as follows:

                                                                                 Fletcher Challenge Forests Group
                                                                                         2003         2002
                                                                                         NZ$m         NZ$m
-----------------------------------------------------------------------------------------------------------------
Forward Exchange Contracts                                                                54             9
Foreign Exchange Options(1)                                                               44          -534
Interest Rate Swaps                                                                      103           162
==========================================================================================================

(1) Foreign Exchange Options for 2002 included an option taken out to purchase US$250 million in exchange for NZ$537 million in relation to the proposed acquisition of the Central North Island Forest Partnership assets. In August 2002 following the cancellation of the proposed acquisition, this option was settled for a gain of approximately $3 million on the book value at 30 June 2002 ($6 million).

(3) CREDIT RISK

To the extent the Group has a receivable from another party there is a credit risk in the event of non-performance by that counter-party.

Contracts have been entered into with various counter-parties in accordance with limits set forth by the Group as to credit rating and dollar limits. The Group does not require collateral or other security to support financial instruments. While the Group may be subject to credit losses up to the principal or contract receivable amounts in the event of non-performance by its counter-parties, it does not expect such losses to occur except for those included in the Provision for Doubtful Debts.

In accordance with the counter-party restrictions set by the Group, there are no significant concentrations of credit risk.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

22 FINANCIAL INSTRUMENTS continued

(4) INTEREST RATE REPRICING

In line with the Group's interest rate policy a spread of long and short term fixed and floating rate borrowings and hedge instruments have been entered into. The following table sets out the interest rate repricing profile and weighted average interest rate of borrowings and interest rate hedges:

                                                                                     Fletcher Challenge Forests Group
                                                                                   2003                       2002
                                                                             NZ$m        %              NZ$m         %
------------------------------------------------------------------------------------------------------------------------
Interest Rate Repriced:
(including average interest rate)
    within one year                                                           43         3.8             102         6.8
    between two years and five years                                          85         4.9             162         7.1
    after five years                                                           5        13.0               5        13.0
------------------------------------------------------------------------------------------------------------------------

Debtors and Creditors are not interest rate sensitive.

(5) FAIR VALUES

The estimated fair value of the Group's financial assets and liabilities do not differ materially from the carrying values.

All financial instruments held by the Group at balance date do not meet the accounting definition of an effective hedge and the fair values have been recognised in earnings in the current period.

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

FORWARD EXCHANGE CONTRACTS, FOREIGN EXCHANGE OPTIONS AND INTEREST RATE SWAPS

The fair value of these instruments are estimated based on the quoted or estimated market prices.

                                                                                     Fletcher Challenge Forests Group
                                                                                         2003                 2002
                                                                                         NZ$m                 NZ$m
---------------------------------------------------------------------------------------------------------------------
Forward Exchange Contracts                                                                 1                   -
Foreign Exchange Options                                                                   1                   6
Interest Rate Swaps                                                                       -3                   -
----------------------------------------------------------------------------------------------------------------

INVESTMENTS

It is not practical to estimate fair values of unlisted investments as there are no quoted market prices for those or similar investments. Unlisted investments are carried at the lower of net asset backing or historical cost (refer to note
18). The carrying value of loans to Associates is equivalent to the fair value.

CASH AND LIQUID DEPOSITS

The carrying amount of cash and liquid deposits is equivalent to the fair value.

                                                                                                   Fletcher Challenge Forests Group
                                                                                                       2003                2002
                                                                                                       NZ$m                NZ$m
-----------------------------------------------------------------------------------------------------------------------------------
23 LEASE COMMITMENTS
The expected future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at 30 June are as follows:
within   one year                                                                                        3                   2
         two years                                                                                       2                   2
         three years                                                                                     1                   2
         four years                                                                                      1                   2
         five years                                                                                      1                   1
after    five years                                                                                      1                   1
------------------------------------------------------------------------------------------------------------------------------
                                                                                                         9                  10
------------------------------------------------------------------------------------------------------------------------------

Operating lease commitments relate mainly to occupancy leases of buildings.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

24 CONTINGENT LIABILITIES

There are no significant contingent liabilities as at June 2003.

25 ENVIRONMENT

It is the Group's policy to monitor environmental performance on an ongoing basis and to require that all of its operations comply with applicable environmental regulatory requirements. As part of this policy, Management is required to report regularly to the Board of Directors on current and future environmental performance. The Group also commissions regular independent reports with respect to environmental management systems and the implementation of this policy. A provision for environmental matters has been recorded by the Group (refer note 19).

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

The Group believes that its activities complied in all material respects with applicable environmental laws and regulations.

26 SELF INSURANCE

The Group believes that its risk management programmes are adequate to protect its assets and earnings against losses incurred, within a self insurance level of NZ$5 million.

Based on past experience, the Group does not anticipate that future losses within these levels would have a significant impact on its financial position or performance.

Based on past experience and the Group's ability to manage risk, the forest estate is not insured. In certain circumstances, where required by law or where the Group considers it appropriate, insurance may be arranged for exposures within the self insurance levels.

In general terms, subject to the self insurance levels, the Group remains insured with insurers of high credit quality for the following risks:

                                                                                         NZ$million
---------------------------------------------------------------------------------------------------
Public and product liability                                                                100
Loss or damage to Group property including business interruption                            250
Marine charterers' liability                                                                 86

The Group's policy is to make provision for reported and estimated unreported losses incurred at balance date (June 2003: Nil).

                                                                                               Fletcher Challenge Forests Group
                                                                                                      2003          2002
                                                                                                      NZ$m          NZ$m
-------------------------------------------------------------------------------------------------------------------------------
27 CAPITAL EXPENDITURE COMMITMENTS
Committed at 30 June                                                                                     3             2
------------------------------------------------------------------------------------------------------------------------
                                                                                                         3             2
------------------------------------------------------------------------------------------------------------------------
For expenditure:
    within one year                                                                                      3             2
------------------------------------------------------------------------------------------------------------------------
                                                                                                         3             2
------------------------------------------------------------------------------------------------------------------------

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                                        2003          2002          2001
                                                                                        NZ$m          NZ$m          NZ$m
------------------------------------------------------------------------------------------------------------------------
28 RELATED PARTY TRANSACTIONS

FLETCHER CHALLENGE FORESTS GROUP

TRADING ACTIVITIES WITH RELATED PARTIES

Purchase of logs and lumber from the Central North Island Forest Partnership              90           124           134
Amounts owing relating to the purchase of logs and lumber from the Central North
Island Forest Partnership, and included within Creditors                                   8            13            15
Purchase of seedlings from Trees and Technology Limited(1)                                 2             2             1
Sale of logs and lumber to the Central North Island Forest Partnership                    29            30            32
Amounts owed relating to the sale of logs and lumber to the Central North Island
Forest Partnership, and included within Debtors                                            2             3             3
Sale of wood products to American Wood Moulding LLC                                       27            31            38
Amounts owed relating to the sale of wood products to American Wood Moulding,
and included within Debtors                                                                1             1             1
Sale of wood products to Tasman KB Ltd(2)                                                  -             -            13
Amounts owed relating to the sale of wood products to Tasman KB Ltd, and included
within Debtors                                                                             -             -             1
Sale of wood products to The Empire Company                                               13            18            16
Amounts owed relating to the sale of wood products to The Empire Company, and
included within Debtors                                                                    1             2             1
Sale of Fixed Assets to Rubicon Limited(3)                                                 -             -            80
Payment to Rubicon Limited(4)                                                              -             7             -
Loan to American Wood Moulding LLC(5)                                                     11             -             -

FLETCHER CHALLENGE FORESTS LIMITED

Royalties, Management services provided to, and funding received from subsidiaries for which management fees have been received, and finance charges
paid (expensed by Fletcher Challenge Forests Limited)                                      9            11            24
Net Term Liabilities/(Assets) from subsidiary companies included within Net
Investment in Subsidiary Companies(6)                                                     51           -29          -102
------------------------------------------------------------------------------------------------------------------------

(1)      Trees and Technology Limited is a wholly owned subsidiary of Rubicon
         Limited.

(2)      The Group's ownership interest in Tasman KB Ltd was sold in July 2001.

(3) Fletcher Challenge Forests sold biotechnology and South American assets to Rubicon Limited on 23 March 2001. Proceeds of $80 million were received and a net gain on sale of $25 million has been recognised in the Statement of Financial Performance.

(4) As part of the Fletcher Challenge Group separation, Fletcher Challenge Forests sold to Rubicon Limited its biotechnology and South American assets but was not able to transfer legal title to certain assets, including an investment in an Argentinean associate. During 2002, Fletcher Challenge Forests paid Rubicon $7 million in full and final settlement of all claims in respect of the separation process, including the obligation to make a fund of US$10 million available to Rubicon to meet such claims. Fletcher Challenge Forests holds the assets in trust for Rubicon Limited until the title is transferred. As part of such payment Rubicon has waived any right to make any further claims against Fletcher Challenge Forests for any failure to complete the transfer of title. Rubicon is required to meet the costs and expenses incurred by the Group in continuing to hold the assets in trust for Rubicon.

(5) In addition to the loan to American Wood Moulding LLC, Fletcher Challenge Forests has issued a US$3 million letter of credit which is able to be drawn upon if American Wood Moulding LLC breaches their banking covenants.

(6) These advances are for no fixed term but represent long term funding advances, and bear interest at 8.4 per cent (June 2002: 6.5 per cent; June 2001: 8.0 per cent). The Principal Subsidiaries included within Net Investment in Subsidiary Companies are disclosed in note 34, Principal Operations.

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

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

29 FOREIGN CURRENCIES

All monetary amounts in these financial statements are expressed in New Zealand Dollars unless otherwise stated. At 30 June the New Zealand Dollar exchange rate was:

                                                                                                    2003          2002
                                                                                                     NZ$           NZ$
------------------------------------------------------------------------------------------------------------------------
Australian Dollars                                                                                  0.8745        0.8703
United States Dollars                                                                               0.5827        0.4888
------------------------------------------------------------------------------------------------------------------------

30 UNITED STATES GAAP RECONCILIATION

The Group Financial Statements are prepared in accordance with generally accepted accounting practice in New Zealand (NZ GAAP). However, NZ GAAP does differ in certain significant respects from US GAAP. These differences and the effect of the adjustments necessary to restate Net Earnings, the Statement of Cash Flows and Group Equity are detailed below.

(i) REVALUATION OF FOREST CROP

On 30 June 2001, the Group changed its accounting policy in respect of the carrying value of forest crop from a historical cost basis to a market value basis. Under the market value accounting policy, silviculture and funding costs are charged directly to the Statement of Financial Performance, depletions are no longer written off to earnings at the time of harvesting and any changes in the market valuation of the forest crop are charged directly to the Statement of Financial Performance. Under US GAAP, the carrying value of the forest crop would continue to be recorded on a historical cost basis, silviculture and funding costs would be capitalised to the crop carrying value and the cost of the crop would be written off to earnings at the time of harvesting (depletions). During the June 2003 period, the carrying value of the Tahorakuri and Tauhara forests under US GAAP was $69 million higher as a consequence of cumulative US GAAP differences, resulting in an additional write-down upon sale under US GAAP. The historic cost carrying value under US GAAP resulted in a permanent impairment difference of $536 million in June 2003 and $118 million in June 2002 when compared to the recoverable amount. The permanent impairments were identified using undiscounted cash flows as required under US GAAP (refer to note (ii) below). The US GAAP impairment in June 2003 primarily arose due to a change in market conditions (refer note 17). The US GAAP impairment in June 2002 primarily arose as a result of using, for the purpose of calculating the recoverable amount, an average of the previous 12 quarter price series, which was consistent with the Group's market value methodology, compared to the former use for the impairment test of the 25th percentile of a long term historical price series. The application of the above described GAAP differences has the following effect on Net Earnings:

                                                                                        2003          2002          2001
                                                                                        NZ$m          NZ$m          NZ$m
------------------------------------------------------------------------------------------------------------------------
Reverse current period revaluation                                                       451           -53           625
Capitalise silviculture costs                                                             22            21             -
Current period depletions based on US GAAP historic cost value                          -106           -82             -
Capitalise funding costs                                                                  18            22             -
Loss on sale of Tahorakuri and Tauhara cutting rights                                    -69             -             -
Permanent Impairment on US GAAP historic cost value                                     -536          -118             -
------------------------------------------------------------------------------------------------------------------------
                                                                                        -220          -210           625
Taxation                                                                                  73            69           -61
Minority Interest                                                                         -2             3            -9
------------------------------------------------------------------------------------------------------------------------
                                                                                        -149          -138           555
------------------------------------------------------------------------------------------------------------------------

The impact of the Forest Crop GAAP difference on the Statement of Cash Flows increases Net Cash from Operating Activities and reduces Net Cash from Investing Activities under US GAAP for June 2003 by $40 million (June 2002: $43 million, June 2001: Nil) compared with NZ GAAP, as capitalised silviculture and funding costs would be included as a component of Investing Activities under US GAAP.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

30 UNITED STATES GAAP RECONCILIATION continued

(ii) PERMANENT IMPAIRMENT

When a Permanent Impairment loss arises, the impairment under NZ and US GAAP is measured as the amount by which the book value exceeds the fair value of the assets. Permanent Impairment is deemed to occur when the recoverable amount falls below the book value of the asset. Under NZ GAAP, the recoverable amount is determined to be the sum of expected future discounted net cash flows arising from the ownership of the asset. Under US GAAP, the recoverable amount is determined to be the sum of expected future undiscounted net cash flows arising from the ownership of the assets. In June 2001 this difference resulted in a reduced write-down in the carrying value of the New Zealand forest estate under US GAAP of $117 million. During the June 2001 year the equity investment in the Central North Island Partnership (the Partnership) was written off following the breach of certain banking covenants. The carrying value of the Partnership under US GAAP was $29 million higher as a consequence of prior year permanent impairment differences, resulting in an additional write-down under US GAAP. Following the adoption, under NZ GAAP, of market cost accounting for the forest crop any permanent impairment differences relating to the forest crop are included within the "Revaluation of Forest Crop" GAAP difference (refer to (i) above).

(iii) AMORTISATION OF GOODWILL

Under US GAAP, goodwill is not amortised and is subject to an annual impairment test. Consequently the goodwill amortisation under NZ GAAP is reversed.

(iv) GAIN ON DISPOSAL

Under US GAAP, the sale of fixed assets cannot be recognised until title has passed. Included within earnings under NZ GAAP for 2002 and 2001 are gains on disposal of fixed assets of $2 million (sale of Ngatapa forest land) and $3 million (sale of the South American operations to Rubicon) respectively from the sale of assets where title is yet to be transferred. Under US GAAP the related sales proceeds would be reflected as a payable to the purchaser. The sales proceeds of $3 million in June 2002 and $26 million in June 2001 included within the NZ GAAP Statement of Cash Flows as a component of Net Cash from Operating Activities would be reclassified as a component of Net Cash from Financing Activities under US GAAP.

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

(v) PROVISIONS

Under US GAAP, the costs of defending court proceedings, provided for in June 2001, would be expensed as incurred. Consequently, the accrual of such costs in June 2001 ($5 million) and the subsequent release of the provision in 2002 and 2003 are not permitted under US GAAP.

(vi) TRANSFERS AMONG ENTITIES UNDER COMMON CONTROL

As part of the separation process during the June 2001 year, taxation benefits previously attributed to Fletcher Challenge Building, Forests and Paper were purchased by Fletcher Challenge Energy and Forests at fair value resulting in a taxation loss, under NZ GAAP, to Fletcher Challenge Forests of $2 million. A corresponding amount was recorded within the Discontinued Operations of Fletcher Challenge Building, Energy and Paper. In addition, a gain of $22 million was recorded under NZ GAAP for the sale of biotechnology assets to Rubicon Limited. Under US GAAP these transactions would be accounted for as transactions between entities under common control and recorded at book value by both seller and purchaser.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

30 UNITED STATES GAAP RECONCILIATION continued

(vii) EMPLOYEE EDUCATIONAL FUND AND EMPLOYEE WELFARE FUND

The Employee Educational Fund (EEF) and the Employee Welfare Fund (EWF) are not consolidated in-substance subsidiaries under NZ GAAP. However, consolidation is required under US GAAP. The assets of the EEF and EWF represent the funds' external investments recorded at market value.

(viii) MINORITY EQUITY

Under US GAAP, Minority Equity would not be presented as a component of Total Group Equity.

(ix) WRITE-DOWN OF THE CENTRAL NORTH ISLAND FOREST PARTNERSHIP (IN RECEIVERSHIP)

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

(x) STATEMENT OF FINANCIAL POSITION CLASSIFICATIONS

Under US GAAP, debt break costs of $16 million, incurred during the June 2001 year, would have been disclosed as extraordinary items from continuing operations.

(xi) INCOME TAXES

The Group has not adopted SFAS 109 "Accounting for Income Taxes" for NZ GAAP purposes. Under the Group's accounting policies, tax assets, to the extent they exceed related deferred taxation liabilities, are not recognised unless recovery is considered virtually certain. This criterion is more stringent than SFAS 109. However, the weight of the negative evidence indicates that for the years presented it would be inappropriate to record further tax assets under either US GAAP or NZ GAAP. Accordingly, other than the tax impact on the GAAP differences noted, there are no adjustments for income taxes included in the reconciliation of Net Earnings and Total Group Equity under US GAAP. The Group has adopted SFAS 109 disclosures in notes 6 and 20.

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

(xiii) RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2000, the Group adopted FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation - An Interpretation of APB Opinion No. 25" (FIN 44). FIN 44 clarifies the definition of an employee for purposes of calculating stock based compensation; the criteria for determining whether a plan qualifies as a non-compensatory plan; the accounting consequences of various modifications to the terms of previously fixed stock options of awards; and the accounting for an exchange of stock compensation awards in a business combination. The application of FIN 44 has not had a material impact on the Group's financial position or results of operations.

The United States Securities and Exchange Commission (SEC) has issued Staff Accounting Bulletin 101 "Revenue Recognition in Financial Statements" (SAB 101), and amendments SAB 101A and SAB 101B. SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to revenue recognition and is applicable from July 2001. The Group adopted SAB 101 with effect from July 2000. The application of SAB 101 has not had a material impact on the Group's financial statements.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

30 UNITED STATES GAAP RECONCILIATION continued

(xiii) RECENTLY ISSUED ACCOUNTING STANDARDS continued

In July 2001, the FASB issued SFAS 141, "Business Combinations," which supersedes APB opinion No. 16, "Business Combinations" and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after 30 June 2001, and for all business combinations accounted for by the purchase method that are completed after 30 June 2001. SFAS 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. The application of SFAS 141 has not had a material impact on the Group's financial statements.

In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets" which supersedes APB Opinion No. 17, "Intangible Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets (including those acquired in a business combination) should be accounted for after they have been initially recognised in the financial statements. The provisions of SFAS 142 were required to be applied starting with fiscal years beginning after 15 December 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognised in its financial statements at that date. The application of SFAS 142 has not had a material impact on the financial statements of the Group.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and related asset retirement costs. SFAS 143 is effective for financial statements with fiscal years beginning after 15 June, 2002, and has not had any impact on the Group's financial statements.

In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. This Statement supersedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of". The application of SFAS 144 has not had a material impact on the financial statements of the Group.

In April 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections". As a result of rescinding Statement 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect, the criteria in APB Opinion 30 will now be used to classify those gains and losses. The adoption of SFAS 145 has not had any impact on the Group's financial statements.

In June 2002, the FASB issued SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" which nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 requires that a liability for exit or disposal activities be recognised and initially measured at fair value only when a liability has been incurred. Therefore, the recognition of such costs is deferred until all criteria of a liability is met. The adoption of SFAS 146 had no impact on the Group's results of operations and financial position.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

30 UNITED STATES GAAP RECONCILIATION continued

(xiii) RECENTLY ISSUED ACCOUNTING STANDARDS continued

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of Interpretation No. 34)" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness to Others" ("Interpretation 34"). The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after 31 December 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after 15 December 2002. The Group adopted the disclosure requirements in the year ended 30 June 2003. The Group adopted the initial recognition and initial measurement provisions of FIN 45 and it had no material impact on the Group's results of operations and financial positions.

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure" ("FAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS 148 requires disclosure of the pro forma effect in interim financial statements. The transition and annual disclosure requirements of SFAS 148 are effective for fiscal years ended after 15 December 2002. The adoption of SFAS 148 had no impact on the Group's results of operations and financial position.

In April 2003 the Financial Accounting Standards Board issued Statement No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities"("SFAS 149"). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it
(1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45 and (4) amends certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after 30 June, 2003, except as stated below and for hedging relationships designated after 30 June 2003. The provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to 15 June 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after 30 June 2003. SFAS 149 should be applied prospectively. The Group does not expect that the adoption of this Statement will have a material impact on the Group's results of operations and financial position.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46). This interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements, addresses consolidation of variable interest entities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary if the entity does not effectively disperse risks among the parties involved. The provisions of FIN 46 are effective immediately for those variable interest entities created after 31 January 2003. The provisions are effective from interim or annual periods beginning after 15 June 2003 to all variable interest entities created prior to 1 February, 2003. The Group consolidate the Employee Educational Fund and the Employee Welfare Fund for US GAAP purposes under previously existing guidance. Accordingly, the Group does not expect the provisions of FIN 46 to affect the Group's consolidated financial position or results of operations.

In April 2003, the FASB issued an amendment to Statements of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities", which amends and clarifies financial accounting and reporting for derivative instruments, and for hedging activities under SFAS 133. This amendment is effective for contracts entered into or modified after 30 June 2003, and is not expected to have a material impact on the financial statements of the Group.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

30 UNITED STATES GAAP RECONCILIATION continued

(xiii) RECENTLY ISSUED ACCOUNTING STANDARDS continued

In May 2003 the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

- Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets.

- Financial instruments, other than outstanding shares, that do or may require the issuer to buy back some of its equity shares in exchange for cash or other assets.

- Unconditional obligations that can be settled with equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's equity shares.

         SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling such instruments and the capital structure of entities, all of whose shares are mandatory redeemable. SFAS 150 is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. The Group does not expect the adoption of this Statement will have a material impact on the Group's results of operations and financial position.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

30 UNITED STATES GAAP RECONCILIATION continued
(xiv) RECONCILIATION UNDER US GAAP
The application of the above described generally accepted accounting principles in the United States would have had the following effect on Net Earnings, Earnings per Share and Total Group Equity:

                                                                           2003    2002    2001
                                                                           NZ$m    NZ$m    NZ$m
------------------------------------------------------------------------------------------------
(a) NET EARNINGS
Continuing Operations
As reported in accordance with NZ GAAP                                     -271    -249   -1,377
US GAAP adjustments:
    (i)  Revaluation of Forest Crop                                        -149    -138      555
    (ii) Permanent Impairment(1)                                              -       -       88
    (iii)Amortisation of Goodwill                                             1       -        -
    (iv) Gain on Disposal                                                     -      -2       -3
    (v)  Provisions                                                          -4      -1        5
    (vi) Transfer among Entities Under Common Control                         -       -      -20
------------------------------------------------------------------------------------------------
Net Earnings from Continuing Operations in accordance with US GAAP         -423    -390     -752
------------------------------------------------------------------------------------------------
Discontinued Operations

As reported in accordance with NZ GAAP                                        -       -    1,270
US GAAP adjustments:
    (iv) Gain on Disposal                                                     -       -      800
    (vi) Transfer among Entities Under Common Control                         -       -       -2
    (xii)Adjustment on Acquisition                                            -       -        3
------------------------------------------------------------------------------------------------
Net Earnings from Discontinued Operations in accordance with US GAAP(2)               -    2,071
------------------------------------------------------------------------------------------------
Total Net Earnings in accordance with US GAAP                              -423    -390    1,319
------------------------------------------------------------------------------------------------

(1) Net of taxation credit of $2 million in June 2001.

(2) Net Earnings from Discontinued Operations under US GAAP include a taxation expense of $252 million.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                                       2003     2002     2001
                                                                                       NZ$m     NZ$m     NZ$m
--------------------------------------------------------------------------------------------------------------
30 UNITED STATES GAAP RECONCILIATION continued
(XIV) RECONCILIATION UNDER US GAAP continued
(b) EARNINGS PER SHARE
Using Net Earnings calculated under US GAAP results in the following Earnings per Share amounts:

Basic Net Earnings per Share (cents)
    Fletcher Challenge Forests                                                        -228.6   -210.8   -434.7
    Fletcher Challenge Forests - Before Extraordinary Items                           -228.6   -210.8   -425.4

    Discontinued Operations
    Fletcher Challenge Building                                                            -        -    -47.7
    Fletcher Challenge Energy                                                              -        -    502.6
    Fletcher Challenge Energy - Gain on Sale                                               -        -    419.6
    Fletcher Challenge Energy - Trading Operations                                         -        -     83.0
    Fletcher Challenge Paper                                                               -        -     71.5
    Fletcher Challenge Paper - Gain on Sale                                                -        -     70.4
    Fletcher Challenge Paper - Trading Operations                                          -        -      1.1

Diluted Net Earnings per Share (cents)
    Fletcher Challenge Forests                                                        -228.6   -210.8   -434.7
    Fletcher Challenge Forests - Before Extraordinary Items                           -228.6   -210.8   -425.4

    Discontinued Operations
    Fletcher Challenge Building                                                            -        -    -47.7
    Fletcher Challenge Energy                                                              -        -    439.3
    Fletcher Challenge Energy - Gain on Sale                                               -        -    364.9
    Fletcher Challenge Energy - Trading Operations                                         -        -     74.4
    Fletcher Challenge Paper                                                               -        -     63.2
    Fletcher Challenge Paper - Gain on Sale                                                -        -     60.3
    Fletcher Challenge Paper - Trading Operations                                          -        -      1.1

FLETCHER CHALLENGE FORESTS
Denominator (millions of shares)
Denominator for Basic and Diluted Net Earnings per Fletcher Challenge Forests Share      185      185      173
--------------------------------------------------------------------------------------------------------------

For the purposes of calculating Net Earnings per Share under SFAS 128 "Earnings per Share" the Fletcher Challenge Forests Preference Shares are required to be excluded from the denominator for the calculation of Basic Net Earnings per Share and are included in the denominator for the calculation of Diluted Net Earnings per Share unless antidilutive. As the Preference Shares have an antidilutive effect they were not included in the computation of Diluted Net Earnings per Share. Shares held by the EEF and EWF (refer to (vii) above) are accounted for under the Treasury Stock method for US GAAP, and considered dilutive securities under SFAS 128. As the shares held by the EEF and EWF have an antidilutive effect in 2003, 2002 and 2001, they are not included in the computation of Diluted Net Earnings per Share.

FLETCHER CHALLENGE BUILDING
Denominator (millions of shares)
Denominator for Diluted Net Earnings per Fletcher Challenge Building Share                 -        -      344
--------------------------------------------------------------------------------------------------------------

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                                        2003          2002          2001
                                                                                        NZ$m          NZ$m          NZ$m
------------------------------------------------------------------------------------------------------------------------
30 UNITED STATES GAAP RECONCILIATION continued
(xiv) RECONCILIATION UNDER US GAAP continued
(b) EARNINGS PER SHARE continued
FLETCHER CHALLENGE ENERGY
Denominator (millions of shares)
Denominator for Basic Net Earnings per Fletcher Challenge Energy Share                    -             -            347
Options and Option Equivalents                                                            -             -              2
Capital Notes                                                                             -             -             50
------------------------------------------------------------------------------------------------------------------------
Denominator for Diluted Net Earnings per Fletcher Challenge Energy Share                  -             -            399
------------------------------------------------------------------------------------------------------------------------
FLETCHER CHALLENGE PAPER
Denominator (millions of shares)
Denominator for Basic Net Earnings per Fletcher Challenge Paper Share                     -             -            638
Capital Notes                                                                             -             -            107
------------------------------------------------------------------------------------------------------------------------
Denominator for Diluted Net Earnings per Fletcher Challenge Paper Share                   -             -            745
------------------------------------------------------------------------------------------------------------------------

For June 2001, the denominator for Diluted Net Earnings per Share, Fletcher Challenge Paper - Trading Operations was 638 million. As the Capital Notes have an antidilutive effect on Trading Operations they were not included in the computation of Diluted Net Earnings per Share.

(c) TOTAL GROUP EQUITY

As reported in accordance with NZ GAAP                                                   885         1,175         1,429
US GAAP adjustments:
    (i)   Revaluation of Forest Crop                                                     385           534           555
    (ii)  Permanent Impairment                                                             -             -           117
    (iii) Amortisation of Goodwill                                                         1             -             -
    (iv)  Gain on Disposal                                                                -5            -5            -3
    (v)   Provisions                                                                       -             4             5
    (vii) Employee Educational Fund and Employee Welfare Fund                             20            20            20
    (viii)Minority Equity                                                                -21           -31           -30
------------------------------------------------------------------------------------------------------------------------
Total Group Equity in accordance with US GAAP                                          1,265         1,697         2,093
------------------------------------------------------------------------------------------------------------------------

(d) CHANGES IN TOTAL GROUP EQUITY

Total Group Equity at the beginning of the year in accordance with US GAAP             1,697         2,093         7,294
Opening adjustment on adoption of SFAS 133                                                 -             -          -169
------------------------------------------------------------------------------------------------------------------------
                                                                                       1,697         2,093         7,125

Net Earnings in accordance with US GAAP - Continuing Operations                         -423          -390          -752
Net Earnings in accordance with US GAAP - Discontinued Operations                          -             -         2,071
Revaluation of Investments                                                                 -             -          -187
Net Movement in Cash Flow Hedges                                                           -             -           -18
Reversal of Revaluation Reserve upon Disposal of Investment                                -             -          -316
Movement in Currency Translation Reserve                                                  -9            -6           745
------------------------------------------------------------------------------------------------------------------------
Total Recognised Revenues and Expenses for the year under US GAAP                       -432          -396         1,543

Transfers among Entities Under Common Control                                              -             -            22
Disposal of Subsidiaries                                                                   -             -        -6,314
Movement in Reported Capital                                                               -             -           573
Movement in Capital Funds                                                                  -             -          -766
Dividends and Distributions                                                                -             -           -90
------------------------------------------------------------------------------------------------------------------------
Total Group Equity in accordance with US GAAP                                          1,265         1,697         2,093
------------------------------------------------------------------------------------------------------------------------

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

31 PENSION PLANS
As part of the reorganisation of the Fletcher Challenge Group the Fletcher Challenge Retirement Plan was renamed the Fletcher Building Retirement Plan and Fletcher Building Limited became the sponsoring company. Certain employees of the Fletcher Challenge Forests Group were members of the Fletcher Building Retirement Plan. These members received an offer to transfer their accrued entitlements in that plan to a new retirement plan sponsored by Fletcher Challenge Forests. The Fletcher Challenge Forests Retirement Plan was established on 16 July 2001. The Group's liability to the Fletcher Building Retirement Plan was limited to the value of the increase in members' accrued entitlements between 23 March 2001 and the date of transfer to the new Fletcher Challenge Forests Retirement Plan, less employee and employer contributions made during that period to the Fletcher Building Retirement Plan. Pension plan assets transferred to the Fletcher Challenge Forests Retirement Plan on 27 November 2001 totalled $11 million. This differs from the $14 million disclosed in June 2001 due to the finalisation of negotiations with Fletcher Building Limited. The June 2001 balances represent the actuarially determined pension plan assets and obligations of the Group's active employees included within the Fletcher Building Retirement Plan. The pension plan assets and obligations of all non-active participants and certain Fletcher Challenge Corporate employees that did not continue with the Group were assumed by Fletcher Building Limited.

                                                                                            2003        2002          2001
                                                                                            NZ$m        NZ$m          NZ$m
--------------------------------------------------------------------------------------------------------------------------
Assets of Plans at Fair Value at the beginning of the year                                    11          14            50
Transfer of Plan Assets previously attributed to Head Office employees and pensioners
    to Fletcher Building Retirement Plan                                                       -           -           -34
Adjustment for actual amounts transferred 27 November 2001 from the Fletcher Building
    Retirement Plan                                                                            -          -3             -
Return on Assets                                                                              -1           -            -1
Contributions                                                                                  1           -             -
Benefit Payments                                                                               -           -            -1
--------------------------------------------------------------------------------------------------------------------------
Assets of Plans at Fair Value                                                                 11          11            14
--------------------------------------------------------------------------------------------------------------------------
Vested Accumulated Benefit Obligation                                                         12          11            11
--------------------------------------------------------------------------------------------------------------------------
Total Accumulated Benefit Obligation                                                          12          11            11
--------------------------------------------------------------------------------------------------------------------------
(Deficit)/Excess of Plan Assets over Accumulated Benefit Obligation                           -1           -             3
--------------------------------------------------------------------------------------------------------------------------
Projected Benefit Obligation at the beginning of the year                                    -12         -12           -43
Transfer of projected benefit obligations previously attributed to Head Office employees
    and pensioners to Fletcher Building Retirement Plan                                        -           -            32
Actuarial Loss                                                                                 -           -            -2
Benefit Payments                                                                               -           -             1
--------------------------------------------------------------------------------------------------------------------------
Total Projected Benefit Obligation at the end of the year                                    -12         -12           -12
Assets of Plans at Fair Value                                                                 11          11            14
--------------------------------------------------------------------------------------------------------------------------
Funded (Obligation)/Surplus                                                                   -1          -1             2
Less Funded (Obligation)/Surplus Recognised
    (i)  in Earnings in current year - Periodic Cost                                           -           -            -7
                                     - Adjustment following 27 November 2001 transfer
                                      from Fletcher Building Retirement Plan                   -           1             -
    (ii) in Earnings in previous years                                                        -1          -2             5
--------------------------------------------------------------------------------------------------------------------------
Recognised Funded (Obligation)/Surplus(1)                                                     -1          -1            -2
--------------------------------------------------------------------------------------------------------------------------
Projected Unrecognised Funded Surplus                                                          -           -             4
--------------------------------------------------------------------------------------------------------------------------
Projected Unrecognised Funded Surplus consists of:
    Unrecognised Net Gain                                                                      -           -             4
    Remaining Unamortised Balance of the Net Pension Plan Transition Asset                     -           -             -
--------------------------------------------------------------------------------------------------------------------------
Projected Unrecognised Funded Surplus                                                          -           -             4
--------------------------------------------------------------------------------------------------------------------------

(1) Recognised Funded Obligation included within note 19, Creditors for June 2003 and 2002 ($1 million) and June 2001 ($2 million).

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

                                                                                         2003          2002          2001
                                                                                         NZ$M          NZ$m          NZ$m
-------------------------------------------------------------------------------------------------------------------------
31 PENSION PLANS continued
Net Periodic Pension Cost
    Actual Return on Assets                                                               -1             -            -1
    Settlement Cost for transfer to Fletcher Building Retirement Plan                      -             -            -7
------------------------------------------------------------------------------------------------------------------------
    Net Amortisation and Deferral                                                          1             -             1
------------------------------------------------------------------------------------------------------------------------
Net Periodic Pension Cost                                                                  -             -            -7
========================================================================================================================

The following table provides the weighted average assumptions used to develop the net periodic pension cost and the actuarial present value of projected benefit obligations for the Group's plans:

                                                                                        2003          2002          2001
                                                                                          %             %             %
------------------------------------------------------------------------------------------------------------------------
Assumed Discount Rate on Benefit Obligations                                             5.5           5.5           4.8
Expected Long Term Rate of Return on Plan Assets                                         5.5           5.5           6.0
Rate of Increase in Future Compensation Levels                                           3.5           3.5           4.0
========================================================================================================================

32 EMPLOYEE REMUNERATION

In accordance with Section 211(1)(g) of the New Zealand Companies Act 1993, remuneration and other benefits in excess of NZ$100,000 per annum paid to employees of Fletcher Challenge Forests Limited and its subsidiaries not being Directors of the Company during the year are detailed below. The bandings below include retirement and redundancy payments.

                                                                              Number of
                                                                              Employees
---------------------------------------------------------------------------------------
NZ$100,000 to NZ$110,000                                                         23
NZ$110,000 to NZ$120,000                                                         14
NZ$120,000 to NZ$130,000                                                         12
NZ$130,000 to NZ$140,000                                                         10
NZ$140,000 to NZ$150,000                                                          9
NZ$150,000 to NZ$160,000                                                          4
NZ$160,000 to NZ$170,000                                                          5
NZ$170,000 to NZ$180,000                                                          4
NZ$180,000 to NZ$190,000                                                          3
NZ$190,000 to NZ$200,000                                                          1
NZ$200,000 to NZ$210,000                                                          1
NZ$210,000 to NZ$220,000                                                          1
NZ$220,000 to NZ$230,000                                                          2
NZ$240,000 to NZ$250,000                                                          1
NZ$270,000 to NZ$280,000                                                          1
NZ$300,000 to NZ$310,000                                                          1
NZ$390,000 to NZ$400,000                                                          1
NZ$400,000 to NZ$410,000                                                          1
NZ$410,000 to NZ$420,000                                                          1
NZ$570,000 to NZ$580,000                                                          1
NZ$730,000 to NZ$740,000                                                          1
-----------------------------------------------------------------------------------
Total                                                                            97
===================================================================================

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

33 SEGMENTAL INFORMATION SUMMARY

Fletcher Challenge Forests is a New Zealand-based Group, which owns and converts forest resources into valued products for customers in world markets. It has strategic business units reflecting its operations in Forests and Supply, and in Processing and Distribution.

FORESTS AND SUPPLY

- a leader in solid wood forestry. The segment manages and markets logs from the Group's forest estate in New Zealand. This segment also sources logs and chips from third parties for sale to owned and managed sawmills and/or to external customers in New Zealand and Asia.

PROCESSING AND DISTRIBUTION

- represented by two strategic business units, Australasian and Asian Consumer Solutions and North American Consumer Solutions. Each strategic business unit has a distinct market and product focus:

(i) Australasian & Asian Consumer Solutions - AACS supplies structural lumber, plywood and treated products to the residential and light commercial building sectors in New Zealand and Australia, and treated posts and poles to the rural, viticulture and infrastructure sectors in New Zealand. In addition, AACS supplies manufacturing grade lumber to the industrial sector in New Zealand and Asia and appearance grade lumber to Asian furniture manufacturers. AACS operates four processing sites: the Kawerau Sawmill and Remanufacturing Plant, the Rainbow Mountain Sawmill, the Mount Maunganui Plywood Mill and Ramsay Roundwood. All of these sites are located in the central North Island in New Zealand.

(ii) North American Consumer Solutions - NACS takes clear wood from pruned logs through to high value moulding and millwork uses in the United States. Radiata pine is a competitive substitute in many applications for diminishing United States supplies of Ponderosa pine. NACS has strong supplier relationships with the two largest home improvement chains in the United States: The Home Depot, through American Wood Moulding, in which the Group holds a 50 per cent interest, and Lowe's, through a 33 per cent shareholding in The Empire Company. The Home Depot, Lowe's and other major United States retailers are demanding environmentally certified wood products from their suppliers, and NACS' access to an environmental certified (Forests Stewardship Council) resource, together with its integrated supply chain, confers a significant competitive advantage. NACS operates two plants in New Zealand, the Taupo Sawmill and the Taupo Mouldings Plant, and has a sales office in the United States.

In July 2002 a third business unit, the Japanese and Asian Consumer Solutions business unit, was merged with the former Australasian Consumer Solutions business unit to form Australasian and Asian Consumer Solutions. This new business unit ceased operations in the Japan engineered wood product market. Comparative information has been restated to combine these two segments. The market and product focus of these former business units were:

- Japanese and Asian Consumer Solutions - took lower quality logs through to high value engineered products used in post and beam houses in Japan, and supplied industrial lumber to Asian commercial customers.

- Australasian Consumer Solutions - supplied structural framing, plywood and treated products to the residential and light commercial building sectors in New Zealand and Australia.

Inter-segmental pricing is carried out on a commercial and arm's length basis.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

33 SEGMENTAL INFORMATION SUMMARY continued

                                                                                                                           FLETCHER
                                                                 Forests                                                   CHALLENGE
                                                               & Supply(1)       Processing & Distribution       Other(4)   FORESTS
                                                                             --------------------------------
                                                                             AACS(2)       NACS(3)      Total
JUNE 2003                                                           NZ$m       NZ$m         NZ$m        NZ$m       NZ$m       NZ$m
------------------------------------------------------------------------------------------------------------------------------------
Sales Revenue                                                        372        234          153         387         -        759
Other Revenue                                                          1          -           14          14         -         15
Inter-segmental Operating Revenue                                    -88         -8            -          -8         -        -96
------------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                    285        226          167         393         -        678
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS                                                  -454         12           18          30        23       -401
------------------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS INCLUDES:
Depreciation                                                         -11         -8           -5         -13         -        -24
Unusual Items                                                        -31          -            -           -         -        -31
Forest Crop Revaluation                                             -451          -            -           -         -       -451
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                         869        128          109         237         -      1,106
====================================================================================================================================
INVESTMENTS IN ASSOCIATES INCLUDED IN TOTAL ASSETS - EQUITY            -          -           24          24         -         24
------------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN ASSOCIATES INCLUDED IN TOTAL ASSETS - LOAN              -          -           11          11         -         11
------------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE                                                    5          3            3           6         -         11
====================================================================================================================================

                                                                     North                  New
                                                                    America   Australia   Zealand      Asia      TOTAL
----------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE BY DESTINATION                                143        37          303       195         678
======================================================================================================================
TOTAL OPERATING EARNINGS                                               11         -         -412         -        -401
======================================================================================================================
TOTAL ASSETS                                                           55         -        1,051         -       1,106
======================================================================================================================

(1) Includes corporate assets and overheads not specific to the Processing and Distribution businesses.

(2) AACS - Australasian and Asian Consumer Solutions.

(3) NACS - North American Consumer Solutions.

(4) Relates to foreign exchange gains on net foreign denominated debt instruments not attributed to a specific business unit.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

33 SEGMENTAL INFORMATION SUMMARY continued

                                                                                                                   FLETCHER
                                                             Forests                                              CHALLENGE
                                                           & Supply(1)     Processing & Distribution    Other(4)    FORESTS
                                                                          --------------------------
                                                                          AACS(2)    NACS(3)   Total
JUNE 2002                                                     NZ$m         NZ$m       NZ$m      NZ$m     NZ$m       NZ$M
---------------------------------------------------------------------------------------------------------------------------
Sales Revenue                                                  325         231        181       412         -        737
Other Revenue                                                    1           -         14        14         -         15
Inter-segmental Operating Revenue                              -71         -16         -1       -17         -        -88
------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                              255         215        194       409         -        664
========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS                                            -258          -8         26        18        25       -215
------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS INCLUDES:
Depreciation                                                   -13         -10         -5       -15         -        -28
Unusual Items                                                 -348          -3          -        -3         -       -351
Forest Crop Revaluation                                         53           -          -                   -         53
------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                 1,458         134         99       233         -      1,691
========================================================================================================================
INVESTMENTS IN ASSOCIATES INCLUDED IN TOTAL ASSETS               -           -         24        24         -         24
------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE                                              4           -          1         1         -          5
========================================================================================================================


                                                                        North                  New
                                                                       America   Australia   Zealand      Asia     TOTAL
------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE BY DESTINATION                                   167        33          270       194        664
========================================================================================================================
TOTAL OPERATING EARNINGS                                                   9         -         -224         -       -215
========================================================================================================================
TOTAL ASSETS                                                              47         -        1,641         3      1,691
========================================================================================================================

(1) Includes corporate assets and overheads not specific to the Processing and Distribution businesses.

(2) AACS - This is an amalgamation of ACS (Australasian Consumer Solutions) and JACS (Japanese and Asian Consumer Solutions) for comparison purposes.

(3) NACS - North American Consumer Solutions.

(4) Relates to foreign exchange gains on net foreign denominated asset and debt instruments not attributed to a specific business unit.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

33 SEGMENTAL INFORMATION SUMMARY continued

                                                                                                                   FLETCHER
                                                       Forests                                 South              CHALLENGE
                                                     & Supply(1)  Processing & Distribution   America   Other(4)   FORESTS
                                                                  -------------------------
                                                                  AACS(2)   NACS(3)  Total
JUNE 2001                                               NZ$m        NZ$m     NZ$m     NZ$m      NZ$m      NZ$m       NZ$m
---------------------------------------------------------------------------------------------------------------------------
Sales Revenue                                            330         217      148     365         -          -       695
Other Revenue                                             17           -       -2      -2        -3          -        12
Inter-segmental Operating Revenue                        -58         -14       -1     -15         -          -       -73
------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                        289         203      145     348        -3          -       634
========================================================================================================================

------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS                                    -1,681           2       11      13        -3          -    -1,671
------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS INCLUDES:
Depreciation                                             -11         -10       -5     -15         -          -       -26
Depletions                                               -86           -        -       -         -          -       -86
Unusual Items                                         -1,020          -1        -      -1         -          -    -1,021
Forest Crop Revaluation                                 -625           -        -       -         -          -      -625
------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                           1,787         145      105     250         -         56     2,093
========================================================================================================================
INVESTMENTS IN ASSOCIATES INCLUDED IN TOTAL ASSETS         -           2       19      21         -          -        21
------------------------------------------------------------------------------------------------------------------------
OTHER INVESTMENTS INCLUDED IN TOTAL ASSETS               357           -        -       -         -          -       357
------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE                                      137           4        9      13         5          -       155
========================================================================================================================

                                                              South     North                 New
                                                  Europe     America   America  Australia   Zealand      Asia     TOTAL
-----------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE BY DESTINATION              3          -3       123         26         302       183        634
=======================================================================================================================
TOTAL OPERATING EARNINGS                            -          -3        -3          -      -1,665         -     -1,671
=======================================================================================================================
TOTAL ASSETS                                        -           -        47          -       2,042         4      2,093
=======================================================================================================================

(1) Includes corporate assets and overheads not specific to the Processing and Distribution businesses.

(2) AACS - This is an amalgamation of ACS (Australasian Consumer Solutions) and JACS (Japanese and Asian Consumer Solutions) for comparison purposes.

(3) NACS - North American Consumer Solutions.

(4) Relates to Assets of Discontinued Operations.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

34 PRINCIPAL OPERATIONS

Fletcher Challenge Forests Limited is the holding company of the Fletcher Challenge Forests Group. The Fletcher Challenge Forests Group's principal subsidiaries, associates and affiliates, as at 30 June, are outlined below:

                                                             Country of       Principal        % Holding
                                                              Domicile        Activity        2003    2002
----------------------------------------------------------------------------------------------------------
PRINCIPAL SUBSIDIARIES
Fletcher Challenge Forests Industries Limited                  NZ          Forestry            100     100
Fletcher Challenge Forests Finance Limited                     NZ          Funding             100     100
Fletcher Challenge Forests (Manufacturing) Limited             NZ          Lumber              100     100
Fletcher Challenge Forests New Zealand Limited                 NZ          Holding Company     100     100
Fletcher Challenge Forests USA Inc                             USA         Marketing           100     100
Fletcher Challenge Limited                                     NZ          Holding Company     100     100
Tarawera Forests Limited*                                      NZ          Forestry             82      82
Fletcher Challenge Forests Funding USA Limited                 NZ          Funding             100     100
South Woodlands Limited                                        NZ          Forestry            100       -
East Woodlands Limited                                         NZ          Forestry            100       -
Northwest Woodlands Limited                                    NZ          Forestry            100       -

ASSOCIATES AND AFFILIATES
American Wood Moulding LLC*                                    USA         Distribution         50      50
Central North Island Forest Partnership (in
    Receivership)*(1)                                          NZ          Forestry             50      50
The Empire Company*                                            USA         Distribution         33      33
AWM Mexico*                                                    Mexico      Distribution         50       -
----------------------------------------------------------------------------------------------------------

*Are not restricted subsidiaries under the Group's debt covenants.

(1) On 26 February 2001, the lending banks appointed Mr Michael Stiassny and Mr Grant Graham of Ferrier Hodgson as Receivers to manage the sale of the Partnership's assets.

35 PROSPECTIVE FINANCIAL INFORMATION

During July 2002 Fletcher Challenge Forests issued an Explanatory Memorandum with regards to the proposed Acquisition of the Assets of the Central North Island Forest Partnership and Related Transactions. This Explanatory Memorandum contained prospective financial information prepared on the assumption that the proposed acquisition and related transactions proceeded. The proposed acquisition and related transactions were not approved by shareholders at a Special Meeting during August 2002. As the proposed transaction included in the prospective financial information was not approved no comparison to actual results is included within the June 2003 Financial Statements.

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

Fletcher Challenge Forests remains as the continuing business of Fletcher Challenge Limited, renamed Fletcher Challenge Forests Limited. Fletcher Challenge Forests Shareholders continue to hold existing Fletcher Challenge Forests Ordinary and Preference Shares in Fletcher Challenge Forests Limited. Fletcher Challenge Forests' business consists of solid wood forestry and related downstream wood processing and distribution assets and operations. The operations of Fletcher Challenge Forests are referred to within these financial statements as Continuing Operations.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

36 DISCONTINUED OPERATIONS continued

The following statements reflect the operating revenue, operating earnings, funding costs, the financial position and cash flows of the Discontinued Operations of Fletcher Challenge Building, Energy and Paper.

                                                                                        2003    2002     2001
                                                                                        NZ$m    NZ$m     NZ$m
--------------------------------------------------------------------------------------------------------------
OPERATING REVENUE
Total Operating Revenue                                                                    -       -     4,002
Operating Revenue from Discontinued Operations                                             -       -     3,354
--------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS
Operating Earnings from Discontinued Operations includes:
  Net Losses on Disposal of Fixed Assets                                                   -       -        -1
  Amortisation of Goodwill and Intangibles                                                 -       -         7
  Depreciation and Depletions:
    Depreciation Charged                                                                   -       -       109
    Depletions of Resource Extraction Assets                                               -       -       357
    Non Forest Depletions                                                                  -       -         1
  Unusual Items:
    Gain on Disposal of Affiliates(1)                                                      -       -       254
    Gain on Disposal of Fletcher Challenge Energy and Paper(2)                             -       -     1,126
    Restructuring and Separation Costs(3)                                                  -       -      -119
    Permanent Impairment(4)                                                                -       -      -112
    Other Losses(5)                                                                        -       -       -37
  Research and Development                                                                 -       -         2
  Bad Debts Written Off                                                                    -       -         6
  Donations                                                                                -       -         1
  Maintenance and Repairs                                                                  -       -       121
  Operating Lease Expense                                                                  -       -        36
  Auditors' Fees and Expenses Payable for Other Services:
      PricewaterhouseCoopers                                                               -       -         4
      KPMG                                                                                 -       -         4
  Costs Incurred in Oil and Gas Acquisition, Exploration and Development Activities:
    Current Exploration Costs on Unproved Prospects (expensed)                             -       -        29
    Exploration Costs on Unproved Prospects (capitalised)                                  -       -        30
    Development Costs (capitalised)                                                        -       -       122
--------------------------------------------------------------------------------------------------------------

(1) Gain on Disposal of Affiliates related to the gain on the sale of shares in New Zealand Refining Company of $25 million June 2001, Capstone Turbine Corporation of $220 million June 2001 and Petroz of $9 million June 2001.

(2) Gain on Disposal of Fletcher Challenge Energy of $686 million June 2001 and Fletcher Challenge Paper of $440 million June 2001.

(3) Restructuring and Separation Costs related to costs of $119 million June 2001 associated with the separation of the Fletcher Challenge targeted share structure.

(4) Permanent Impairment related to the Concrete operations in New Zealand of $16 million June 2001, Fletcher Challenge Building's owned properties in Auckland of $13 million June 2001, the Concrete operations in South America of $70 million June 2001, the Kupe oil and gas field of $13 million June 2001. Planning decisions led to a write-down of $13 million June 2001 in the value of Fletcher Challenge Building owned properties and a review of the Concrete operations resulted in restructuring of parts of the concrete business leading to a charge of $16 million June 2001. A review of the Concrete operations in South America resulted in a permanent impairment of $70 million June 2001. The write-down in the Kupe oil and gas field of $13 million June 2001 followed a review based on the potential outcome of selling an interest in the field. Fair value was determined based on discounted cash flows.

(5) Other Losses related to provisions established in respect of a dispute over the construction of co-generation plants in Australia of $37 million June 2001.

Funding Costs
Interest payable on:
Term Debt and Other Non Current Liabilities                                                -       -       105
Short Term Loans and Bank Overdrafts                                                       -       -         2
Income from Short Term Deposits                                                            -       -       -33
--------------------------------------------------------------------------------------------------------------
                                                                                           -       -        74
Plus Share Registry and Issue Expenses                                                     -       -         2
--------------------------------------------------------------------------------------------------------------
                                                                                           -       -        76
--------------------------------------------------------------------------------------------------------------

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

36 DISCONTINUED OPERATIONS continued

STATEMENT OF CASH FLOWS

for year ended 30 June

                                                                                        2003    2002     2001
                                                                                        NZ$m    NZ$m     NZ$m
--------------------------------------------------------------------------------------------------------------
Cash was Provided:
From Operating Activities
   Receipts from Customers                                                                 -       -     3,353
   Dividends and Distributions Received                                                    -       -        10
   Interest Received                                                                       -       -        57
--------------------------------------------------------------------------------------------------------------
Total Provided                                                                             -       -     3,420
   Payment to Suppliers, Employees and Other                                               -       -     2,629
   Interest Paid                                                                           -       -       142
   Income Tax Paid                                                                         -       -        22
--------------------------------------------------------------------------------------------------------------
Total Applied                                                                              -       -     2,793
--------------------------------------------------------------------------------------------------------------
Net Cash from Operating Activities                                                         -       -       627

From Investing Activities
   Sale of Fixed Assets                                                                    -       -        37
   Sale of Investments                                                                     -       -       341
   Sale of Fletcher Challenge Building, Energy and Paper                                   -       -     5,099
   Less Cash in Subsidiaries Disposed                                                      -       -    -1,632
--------------------------------------------------------------------------------------------------------------
Total Provided                                                                             -       -     3,845
   Purchase of Fixed Assets                                                                -       -       274
   Purchase of Investments                                                                 -       -       405
   Purchase of Subsidiaries                                                                -       -        50
--------------------------------------------------------------------------------------------------------------
Total Applied                                                                              -       -       729
--------------------------------------------------------------------------------------------------------------
Net Cash from Investing Activities                                                         -       -     3,116

From Financing Activities
   Issue of Shares                                                                         -       -        46
   Issue of Capital Funds                                                                  -       -       119
--------------------------------------------------------------------------------------------------------------
Total Provided                                                                             -       -       165
   Net Debt Settlements                                                                    -       -     4,165
   Movement in Deferred Liabilities                                                        -       -         7
   Taxation Benefits Paid                                                                  -       -        33
   Purchase of Capital Funds                                                               -       -       656
   Dividends and Distributions Paid to Group Stakeholders                                  -       -        90
   Dividends Paid to Minority Shareholders                                                 -       -         3
--------------------------------------------------------------------------------------------------------------
Total Applied                                                                              -       -     4,954
--------------------------------------------------------------------------------------------------------------
Net Cash from Financing Activities                                                         -       -    -4,789

Net Movement in Cash Held                                                                  -       -    -1,046
Add Opening Cash and Liquid Deposits                                                       -       -     1,047
Effect of Exchange Rate Changes on Net Cash                                                -       -        46
--------------------------------------------------------------------------------------------------------------
Closing Cash and Liquid Deposits                                                           -       -        47
--------------------------------------------------------------------------------------------------------------

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

36 DISCONTINUED OPERATIONS continued

RECONCILIATION OF NET EARNINGS TO NET CASH FROM OPERATING ACTIVITIES

for year ended 30 June

                                                                                        2003    2002     2001
                                                                                        NZ$m    NZ$m     NZ$m
--------------------------------------------------------------------------------------------------------------
Cash was Provided from:
Net Earnings                                                                               -       -     1,270
Adjustment for Items not involving Cash:
   Depreciation, Depletions, Amortisation and Provisions                                   -       -       683
   Interest Capitalised to Continuing Operations                                           -       -       -61
   Taxation                                                                                -       -       230
   Minority Interest in Earnings of Subsidiaries                                           -       -        12
   Equity Earnings                                                                         -       -        -1
--------------------------------------------------------------------------------------------------------------
Non Cash Adjustments                                                                       -       -       863
--------------------------------------------------------------------------------------------------------------
Cash Flow from Operations                                                                  -       -     2,133
Less Gain on Disposal of Affiliates and Fixed Assets                                       -       -    -1,378
--------------------------------------------------------------------------------------------------------------
Cash Flow from Operations before Net Working Capital Movements                             -       -       755
Net Working Capital Movements                                                              -       -      -128
--------------------------------------------------------------------------------------------------------------
Net Cash from Operating Activities                                                         -       -       627
--------------------------------------------------------------------------------------------------------------

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS continued

36 DISCONTINUED OPERATIONS continued

OPTIONS ON SHARE CAPITAL

FLETCHER CHALLENGE BUILDING OPTIONS

As a result of the separation of the Fletcher Challenge targeted share structure, Fletcher Challenge determined it was appropriate to offer a cash payment (calculated by reference to the fair value of the option) to holders of Fletcher Challenge Building Options in consideration for bringing forward the exercise date of their options. As a consequence, all Fletcher Challenge Building Options lapsed.

                                                            2003                2002                  2001
                                                     NUMBER   WEIGHTED   Number   Weighted     Number     Weighted
                                                              AVERAGE             Average                 Average
                                                              EXERCISE            Exercise                Exercise
                                                               PRICE               Price                   Price
------------------------------------------------------------------------------------------------------------------
Options outstanding at the beginning of the year          -          -        -          -    7,704,517   $   4.19
Options lapsed during the year                            -          -        -          -   -7,702,127   $   4.29
Options forfeited during the year                         -          -        -          -       -2,390   $   5.66
------------------------------------------------------------------------------------------------------------------
Options outstanding at the end of the year                -          -        -          -            -          -
------------------------------------------------------------------------------------------------------------------

FLETCHER CHALLENGE ENERGY OPTIONS

Following the announcement of the proposed sale of Fletcher Challenge Energy and in accordance with their terms of issue, all outstanding options over Fletcher Challenge Energy Shares became exercisable. Accordingly, all Fletcher Challenge Energy Options were either exercised, lapsed or forfeited.

                                                            2003                2002                  2001
                                                     NUMBER   WEIGHTED   Number   Weighted     Number     Weighted
                                                              AVERAGE             Average                 Average
                                                              EXERCISE            Exercise                Exercise
                                                               PRICE               Price                   Price
------------------------------------------------------------------------------------------------------------------
Options outstanding at the beginning of the year          -          -        -          -    9,845,815   $   5.31
Options exercised during the year                         -          -        -          -   -9,483,626   $   5.55
Options lapsed during the year                            -          -        -          -     -359,800   $   4.61
Options forfeited during the year                         -          -        -          -       -2,389   $   6.01
------------------------------------------------------------------------------------------------------------------
Options outstanding at the end of the year                -          -        -          -            -          -
------------------------------------------------------------------------------------------------------------------

37 SUBSEQUENT EVENTS

FOREST SALE

On June 16, 2003 we announced that we were proceeding with a trade sale process for our entire forest estate and associated assets. The sale of our forests would represent a major transition in our business from one founded on ownership of extensive forest estates to a market-focused company concentrating on the marketing, manufacturing and distribution of high quality wood products to global markets. The sale of the forest estate would facilitate re-investment in our marketing, processing and distribution activities, and the subsequent release of substantial surplus capital to shareholders.

On September 15, 2003 we entered into a non-binding Letter of Intent with The Campbell Group, LLC ("The Campbell Group"), a global forest investment manager that acts on behalf of large United States and international institutional investors, with the purpose of concluding an agreement for the sale of our entire forest estate and related assets. A sale price of NZ$685 million has been agreed, subject to confirmatory due diligence and receipt of all required consents. The assets to be sold include forest land and crop, associated assets and working capital. The Letter of Intent provided that if we elected to enter into negotiations with a competing bidder for our forests we would have to pay The Campbell Group a break fee of NZ$17 million.

On September 23, 2003 we received from Kiwi Forests Group Limited ("Kiwi Forests Group") a new offer to purchase our entire forest assets for NZ$725 million in cash.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

37 SUBSEQUENT EVENTS CONTINUES

On October 8, 2003 we agreed a variation to the Letter of Intent entered into with The Campbell Group on September 15, 2003 that enabled us to enter into negotiations with the Kiwi Forests Group. It also allowed negotiations with The Campbell Group on its offer of NZ $685 million for the forest assets to resume, in the event that a transaction did not proceed with the Kiwi Forests Group.

We have been released from the exclusivity provision in the Letter of Intent in relation to the Kiwi Forests Group offer and, in return, we have made a payment to The Campbell Group of NZ$8.5 million. This represents 50% of the NZ$17 million break fee payable under the original Letter of Intent in the event we elected to enter into discussions with a competing bidder for our forests. The maximum liability for such break fees under the Letter of Intent remains capped at NZ$17 million.

Should we conclude an unconditional sale and purchase agreement with the Kiwi Forests Group, we will pay The Campbell Group a further NZ$8.5 million, being the balance of the NZ$17 million break fee referred to above. However, should The Campbell Group be successful in purchasing the forest assets, the NZ$8.5 million payment will be refunded to us by The Campbell Group.

As of the date of this annual report we had not yet entered into a contract with a purchaser for our forest assets. Negotiations are continuing with The Campbell Group, and the Kiwi Forest Group continues to undertake due diligence activities.

INCREASED SHAREHOLDING IN THE EMPIRE COMPANY, INC

On October 31, 2003 we exercised a purchase option to increase our shareholding in The Empire Company, Inc to 67% for approximately US$10 million. The final purchase price is to be confirmed by the Empire Company, Inc's auditors.

FLETCHER CHALLENGE FORESTS LIMITED AND SUBSIDIARIES

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

                                                         Balance at   Charge/(Credit)
                                                         beginning      to Earnings                  Acquisitions/   Balance at
                                                          of year        Statement      Deductions     Disposals     end of year
                                                           NZ$m             NZ$m           NZ$m          NZ$m           NZ$m
--------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED 30 JUNE 2003
Provision for Doubtful Debts  - Continuing Operations             2                 1           -2               -             1
--------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED 30 JUNE 2002
Provision for Doubtful Debts  - Continuing Operations             3                 -           -1               -             2
--------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED 30 JUNE 2001
Provision for Doubtful Debts  - Continuing Operations             2                 2           -1               -             3
                              - Discontinued Operations          17                 6            -             -23             -
--------------------------------------------------------------------------------------------------------------------------------

                                INDEX TO EXHIBITS

EXHIBITS

1.1 Form of our constitution effective as of November 14, 2001 as amended on November 13, 2002 and as amended on November 29, 2002. Section

2.1 Amended and Restated Deposit Agreement dated as of November 10, 2001 among us, Citibank, N.A. as depositary and the holders from time to time of American Depositary Shares issued thereunder. #

2.2 The form of the debt funding arrangement for the secured senior credit facility for up to NZ$300 million dated February 21, 2003.

2.3 The form of the Loan and Security Agreement between Fletcher Challenge Forests Funding USA Limited and American Wood Moulding LLC for US$9 million dated June 27, 2003. The US$9 million consists of a loan of US$6 million and the provision of a letter of credit for US$3 million.

4.1 Heads of Agreement dated January 30, 2001 relating to the sale and purchase of certain shares, assets and business between us, Rubicon Limited and Fletcher Challenge Forests Industries Limited. #

4.2 The Subscription Agreement dated March 23, 2001 between us and Rubicon Limited relating to the placement of 75 million Ordinary Shares and 150 million Preference Shares to Rubicon Limited. #

4.3 The Arrangement Deed relating to the redemption and novation of the Fletcher Challenge Industries Limited Capital Notes entered into between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001.*

4.4 The Amended and Restated Trust Deed between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001.*

4.5 The Deed relating to Energy Division separation dated October 10, 2000 between us, Energy International Holdings Limited and Fletcher Challenge Building Limited.*

4.6 The Supply Agreement between us and Fletcher Building Products Limited dated February 28, 2001.*

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

4.17 The supply agreement between Fletcher Challenge Forests Industries Limited and Tasman Pulp and Paper Company Limited dated March 15, 2000.
         #

4.18 The backup agreement dated July 28, 2000 between Fletcher Challenge Forests Industries Limited, Fletcher Challenge Forests (Manufacturing) Limited and Norske Skog Tasman Limited. #

4.19 The form of the management agreement between us and UBS Mangakahia Forests Venture Limited (UBS) dated March 28, 2003.

4.20 The form of the management agreement between us and CNI Timber Operating Company Limited (CNI) dated March 28, 2003.

4.21 The form of the infrastructure agreement between us and UBS Mangakahia Forests Venture Limited (UBS) dated March 28, 2003.

4.22 The form of the infrastructure agreement between us and CNI Timber Operating Company Limited (CNI) dated March 28, 2003.

4.23 The form of the wood supply agreement between us and UBS Mangakahia Forests Venture Limited (UBS) dated March 28, 2003.

4.24 The form of the wood supply agreement between us and CNI Timber Operating Company Limited (CNI) dated March 28, 2003.

4.25 The form of the wood supply agreement between us and the CNIF Partnership dated May 6, 2003.

4.26 The form of the Transition Deed between us and Forestry Corporation of New Zealand Limited (In Receivership), CITIC New Zealand Limited (In Receivership), Red Stag Wood Products Limited (In Receivership), Red Stag Mouldings Limited (In Receivership), the Receivers and Timber Management Company Limited dated May 6, 2003.

4.27 The form of the sale and purchase agreement between us and Teal 3 Limited dated January 15, 2003 selling the cutting rights to parts of Tahorakuri Forest for US$45 million.

4.28 The form of the sale and purchase agreement between us and Teal 4 Limited dated January 15, 2003 selling the cutting rights to parts of Tauhara Forest for US$20 million.

8.1      Schedule of our significant subsidiaries as at June 30, 2003.

10.1 Heads of Agreement dated as of January 30, 2001 relating to the sale and purchase of certain shares, assets and business between us, Rubicon Limited and Fletcher Challenge Forests Industries Limited (filed as
         Exhibit 4.1). #

10.2 The Subscription Agreement dated March 23, 2001 between us and Rubicon Limited relating to the placement of 75 million Ordinary Shares and 150 million Preference Shares to Rubicon Limited (filed as Exhibit 4.2). #

10.3 The arrangement deed relating to the redemption and novation of the Fletcher Challenge Industries Limited Capital Notes entered into between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001 (filed as
         Exhibit 4.3).*

10.4 The amended and restated trust deed between us, Fletcher Building Limited, Fletcher Challenge Industries Limited and Perpetual Trust Limited dated January 24, 2001 (filed as Exhibit 4.4).*

10.5 The Deed relating to Energy Division separation dated October 10, 2000 between us, Energy International Holdings Limited and Fletcher Challenge Building Limited (filed as Exhibit 4.5).*

10.6 The Supply Agreement between us and Fletcher Building Products Limited dated February 28, 2001 (filed as Exhibit 4.6).*

10.7 The Arrangement Agreement between us, Fletcher Building Limited and Fletcher Challenge Industries Limited dated December 20, 2000 (filed as
         Exhibit 4.7).*

10.8 The Arrangement Agreement between us, Shell Overseas Holdings Limited, Apache Corporation and Fletcher Challenge Industries Limited dated October 10, 2000 (filed as Exhibit 4.8).#

10.9     The Arrangement Agreement between us, Norske Skogindustrier ASA (Norske
         Skog) and Fletcher Challenge Industries Limited dated April 3, 2000. +

10.10 Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between us and Fletcher Challenge Paper Limited (filed as
         Exhibit 4.10).*

10.11 The Deed of Accession dated December 20, 2000 between Fletcher Challenge Building Limited and us by which Fletcher Challenge Building Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us (filed as Exhibit 4.11).*

10.12 The Deed of Accession dated October 10, 2000 between Energy International Holdings Limited and us by which Energy International Holdings Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between Fletcher Challenge Paper Limited and us (filed as Exhibit 4.12).*

10.13 (a) Form of agreement to assign lease for the Penrose Complex lease between us and Fletcher Building Limited and including a deed of assignment of lease and deed of covenant (filed as Exhibit 4.13 (a)).*

         (b) Form of agreement to assign rights for the Penrose Complex lease between us and Fletcher Building Limited (Filed as Exhibit 4.13 (b)).*

10.14 The Underwriting Agreement dated October 10, 2000 between us, Fletcher Challenge Industries Limited, Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited (filed as Exhibit 4.14).#

10.15 The Deed of Indemnity dated December 15, 2000 between us, Fletcher Challenge Industries Limited, Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited (filed as Exhibit 4.15).#

10.16 The agreement between Fletcher Challenge Forests Industries Limited and Tasman Pulp and Paper Company Limited dated October 5, 1999 (filed as
         Exhibit 4.16).#

10.17 The supply agreement between Fletcher Challenge Forests Industries Limited and Tasman Pulp and Paper Company Limited dated March 15, 2000 (filed as Exhibit 4.17).#

10.18 The backup agreement dated July 28, 2000 between Fletcher Challenge Forests Industries Limited, Fletcher Challenge Forests (Manufacturing) Limited and Norske Skog Tasman Limited (filed as Exhibit 4.18).#

10.19 The Strategic Relationship Agreement dated as at March 23, 2001 between us, Trees & Technology Limited (a subsidiary of Rubicon Limited) and Fletcher Challenge Forests Industries Limited. #

10.23 The management agreement between us and UBS Mangakahia Forests Venture Limited (UBS) dated March 28, 2003 (filed as Exhibit 4.19).

10.24 The management agreement between us and CNI Timber Operating Company Limited (CNI) dated March 28, 2003 (filed as Exhibit 4.20).

10.25 The infrastructure agreement between us and UBS Mangakahia Forests Venture Limited (UBS) dated March 28, 2003 (filed as Exhibit 4.21).

10.26 The infrastructure agreement between us and CNI Timber Operating Company Limited (CNI) dated March 28, 2003 (filed as Exhibit 4.22).

10.27 The wood supply agreement between us and UBS Mangakahia Forests Venture Limited (UBS) dated March 28, 2003 (filed as Exhibit 4.23).

10.28 The wood supply agreement between us and CNI Timber Operating Company Limited (CNI) dated March 28, 2003 (filed as Exhibit 4.24).

10.29 The wood supply agreement between us and the CNIF Partnership dated May 6, 2003 (filed as Exhibit 4.25).

10.30 The Transition Deed between us and Forestry Corporation of New Zealand Limited (In Receivership), CITIC New Zealand Limited (In Receivership), Red Stag Wood Products Limited (In Receivership), Red Stag Mouldings Limited (In Receivership), the Receivers and Timber Management Company Limited dated May 6, 2003 (filed as Exhibit 4.26).

10.31 The form of the sale and purchase agreement between us and Teal 3 Limited dated January 15, 2003 selling the cutting rights to parts of Tahorakuri Forest for US$45 million (filed as Exhibit 4.27).

10.32 The form of the sale and purchase agreement between us and Teal 4 Limited dated January 15, 2003 selling the cutting rights to parts of Tauhara Forest for US$20 million (filed as Exhibit 4.28).

12.1 Certification of Chief Executive Officer/Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.2 Certification of Chief Executive Officer/Chief Operating Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13.1 Certification of Chief Executive Officer/Chief Operating Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.

13.2 Certification of Chief Executive Officer/Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.

----------
Section Previously filed as an exhibit to Fletcher Challenge Forests Limited's Annual Report on Form 20-F for the fiscal year ended June 30, 2002.

# Previously filed as an exhibit to Fletcher Challenge Forests Limited's Annual Report on Form 20-F for the fiscal year ended June 30, 2001.

* Previously filed as an exhibit to Fletcher Building Limited's Registration Statement on Form 20-F dated March 22, 2001.

+ Previously filed as an exhibit to Fletcher Challenge Limited's Annual Report on Form 20-F for the fiscal year ended June 30, 2000.