Form 20-F
period 2004-06-30
FLETCHER CHALLENGE FORESTS LTD
filed 2004-12-17
CIK 905424

As filed with the Securities
                  and Exchange Commission on December 17, 2004
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F
(Mark one)
|_|             REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
|X|                  ANNUAL REPORT PURSUANT TO SECTION 13 OR
                  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                    For the fiscal year ended: June 30, 2004
                                       OR
|_|                 TRANSITION REPORT PURSUANT TO SECTION 13
                 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
              For the transition period from _________ to _________

                         Commission file number: 0-21782

                                  Tenon Limited
             (Exact name of registrant as specified in its charter)

                                   New Zealand
                 (Jurisdiction of incorporation or organization)

                               8 Rockridge Avenue,
                         Penrose, Auckland, New Zealand
                    (Address of principal executive offices)

                                 ---------------

      Securities registered or to be pursuant to Section 12(b) of the Act:

                                                                      Name of Exchange
Title of each Class                                                   on which registered
-------------------                                                   -------------------
American Depositary Shares* representing Tenon Ordinary Shares         New York Stock Exchange
                                                                       (de-listed)**
American Depositary Shares* representing Tenon Preference Shares       New York Stock Exchange
                                                                       (de-listed)**

------------
* Each American Depositary Share ("ADS") represents 10 of the underlying shares of the relevant class.
** The ADSs were de-listed from the New York Stock Exchange on September 30, 2004. The shares were also listed on the New York Stock Exchange in connection with the listing of the ADSs, but not for separate trading.

                                 ---------------

             Securities registered or to be registered pursuant to
                           Section 12(g) of the Act:

                                      None.

                                 ---------------

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act:

                                      None.

                                 ---------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as at the close of the period covered by the annual report (at June 30, 2004).

Tenon Ordinary Shares :                                   92,950,230   shares
Tenon Preference Shares :                                185,901,831   shares

                                 ---------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                         Yes X                   No
                            ---                     ---

Indicate by check mark which financial statement item the registrant has elected to follow.

                         Item 17                 Item 18 X
                             ---                        ---

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

       FINANCIAL INFORMATION                                                   3

       FORWARD-LOOKING STATEMENT DISCLOSURE                                    3

  PART I                                                                       4

  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS                4

  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE                              4

  ITEM 3. KEY INFORMATION                                                      4

       SELECTED FINANCIAL DATA                                                 4

       EXCHANGE RATES                                                          8

       RISK FACTORS                                                            9

  ITEM 4. INFORMATION ON THE COMPANY                                          12

       HISTORY AND DEVELOPMENT OF THE COMPANY                                 12

       BUSINESS OVERVIEW                                                      13

       ORGANIZATIONAL STRUCTURE                                               24

       PROPERTY, PLANTS AND EQUIPMENT                                         25

       INSURANCE                                                              28

  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS                        29

       OPERATING RESULTS                                                      29

       RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.                   41

  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES                          42

       DIRECTORS                                                              42

       SENIOR MANAGEMENT                                                      43

       COMPENSATION                                                           44

       BOARD PRACTICES                                                        45

       EMPLOYEES                                                              51

       SHARE OWNERSHIP                                                        52

  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS                   54

       MAJOR SHAREHOLDERS                                                     54

       RELATED PARTY TRANSACTIONS                                             56

  ITEM 8. FINANCIAL INFORMATION                                               59

       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION                59

       SIGNIFICANT CHANGES                                                    59

  ITEM 9. THE OFFER AND LISTING                                               60

       OFFER AND LISTING DETAILS                                              60

       MARKETS                                                                62

  ITEM 10. ADDITIONAL INFORMATION                                             63

       CONSTITUTION                                                           63

       MATERIAL CONTRACTS                                                     71

       EXCHANGE CONTROLS                                                      82

       TAXATION                                                               84

       DIVIDENDS AND PAYING AGENTS                                            87

       DOCUMENTS ON DISPLAY                                                   87

  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK          88

  ITEM 12. Not applicable                                                     91

PART II      91

  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES                    91

  ITEM 14. Not applicable                                                     91

  ITEM 15. CONTROLS AND PROCEDURES                                            91

PART III     91

  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT                                  91

  ITEM 16B. CODE OF ETHICS                                                    91

  ITEM 16C. AUDITOR FEES AND SERVICES                                         92

  ITEM 16D. Reserved                                                          94

  ITEM 17.  Not responded to as Item 18 complied with                         94

  ITEM 18.  FINANCIAL STATEMENTS                                              94

  ITEM 19.  EXHIBITS                                                          95

                              FINANCIAL INFORMATION

            The Tenon Audited Consolidated Financial Statements (the "audited consolidated financial statements of the Tenon Group") have been prepared in accordance with generally accepted accounting practice in New Zealand ("NZ GAAP"). NZ GAAP differs in certain significant respects from generally accepted accounting principles in the United States ("US GAAP"). Please refer to "Item 18
- Financial Statements - Note 32" for a discussion of these significant differences.

            Our fiscal year ends on June 30. The fiscal year ended June 30, 2004 is referred to as "2003-04" and other fiscal years are referred to in a corresponding manner. All other references to years are to calendar years. The terms "the Company", "we", "our" and "us" refer to Tenon Limited ("Tenon") and its consolidated subsidiaries. Tenon was formerly known as Fletcher Challenge Forests Limited, which was renamed Tenon Limited on February 20, 2004 following shareholder approval for the proposed sale of its forestry assets. Fletcher Challenge Forests Limited was itself formerly known as Fletcher Challenge Limited but was renamed following the separation of Fletcher Challenge Limited's four operating divisions which was completed on March 23, 2001. The change in name reflected the fact that, following separation, the Forests Division was Fletcher Challenge Limited's sole remaining business. References in this annual report to Tenon prior to this separation refer solely to the business and operations of the Forests Division of Fletcher Challenge Limited.

            In this annual report, "$" or "NZ$" refers to New Zealand dollars and "US$" refers to United States dollars.

                      FORWARD-LOOKING STATEMENT DISCLOSURE

            This annual report includes "forward-looking statements". All statements, other than statements of historical facts, included in this annual report that address activities, events or developments we expect or anticipate will or may occur in the future, including such things as future cost savings or capital expenditures (including the amount and nature thereof), product prices, business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of our businesses and operations, plans, references to future success and other such matters are forward-looking statements. When used in this annual report, the words "may", "will", "estimate", "project", "anticipate", "expect", "continue", "intend", "believe" and similar expressions are intended to identify forward-looking statements.

            These forward-looking statements are based on assumptions and analyses made by us in the light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are relevant in the circumstances. However, whether actual future results and developments will conform to our expectations and predictions is subject to a number of risks and uncertainties, including the significant considerations discussed in this annual report. Factors that could cause actual results to differ materially from those implied by the forward-looking statements include, but are not limited to: the outcome of the structural business strategic review; increases or decreases in global production capacity; changes in market prices, exchange rates and interest rates; imports; industry cyclicality; cost of raw materials; general economic, market and business conditions; the opportunities (or lack thereof) that may be presented to and pursued by us and our subsidiaries; competitive actions by other companies; changes in laws or regulations, including, without limitation, those relating to environmental compliance; and other factors, including those described below under "Item 3. Key Information - Risk Factors", many of which are beyond our control. Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, us, our businesses or our operations.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

            Not required in this annual report.

ITEM 3. KEY INFORMATION

SELECTED FINANCIAL DATA

      Tenon Group

            The selected consolidated statement of financial position data as at June 30, 2004 and 2003, and the selected consolidated statement of financial performance data for the fiscal years ended June 30, 2004, 2003 and 2002 set forth below have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, the Tenon Audited Consolidated Financial Statements included in this annual report. The selected consolidated statement of financial position data as at June 30, 2002, 2001 and 2000 and the selected consolidated statement of financial performance data for the years ended June 30, 2001 and 2000 set forth below have been derived from the Tenon Audited Consolidated Financial Statements for the fiscal years ended June 30, 2002, 2001 and 2000, which are not included in this annual report. Tenon Audited Consolidated Financial Statements are prepared in accordance with NZ GAAP. NZ GAAP differs in certain significant respects from US GAAP. See Note 32 to the Tenon Audited Consolidated Financial Statements for a discussion of these significant differences.

                                                          2003-04      2002-03      2001-02      2000-01      1999-00
                                                      ---------------------------------------------------------------
                                                                 (In NZ$ millions, except per share amounts)
Statement of Financial Performance
Operating Revenue ....................................        556          393          409          348          345
Operating Expenses ...................................       (508)        (344)        (373)        (335)        (314)
                                                      ---------------------------------------------------------------
Operating Earnings ...................................         48           49           36           13           31
Funding Costs ........................................         (2)          (3)          (3)          --           --
                                                      ---------------------------------------------------------------
Earnings before Taxation .............................         46           46           33           13           31
Taxation .............................................        (11)         (13)         (16)          (4)         (10)
                                                      ---------------------------------------------------------------
Earnings after Taxation ..............................         35           33           17            9           21
Minority Interest ....................................         (3)          --           --           --           --
                                                      ---------------------------------------------------------------
Net Earnings from Continuing Operations ..............         32           33           17            9           21
Earnings from Discontinued Operations before Taxation        (179)        (457)        (273)      (1,279)         436
Gain on Disposal of Discontinued Operations before
Taxation .............................................         --           --           --        1,126           --
Taxation from Discontinued Operations ................        105          153            7           37          (75)
                                                      ---------------------------------------------------------------
Net Earnings .........................................        (42)        (271)        (249)        (107)         382
                                                      ===============================================================

Basic Net Earnings per share
  Tenon (Continuing Operations) (1) ..................    $ 0.115      $ 0.118      $ 0.061      $ 0.032      $ 0.075
  Tenon (Discontinued Operations) (1) ................    $(0.265)     $(1.090)     $(0.953)     $(7.416)     $ 0.355

  Fletcher Challenge Building (Discontinued) .........         --           --           --      $(0.751)     $ 0.158
  Fletcher Challenge Energy (Discontinued) ...........         --           --           --      $ 3.634      $ 0.754
  Fletcher Challenge Paper (Discontinued) ............         --           --           --      $ 0.364      $(0.041)

Diluted Net Earnings per share
  Tenon (Continuing Operations) (1) ..................    $ 0.115      $ 0.118      $ 0.061      $ 0.032      $ 0.075
  Tenon (Discontinued Operations) (1) ................    $(0.265)     $(1.090)     $(0.953)     $(7.416)     $ 0.325
  Fletcher Challenge Building (Discontinued) .........         --           --           --      $(0.751)     $ 0.157
  Fletcher Challenge Energy (Discontinued) ...........         --           --           --      $ 3.183      $ 0.635

                                                          2003-04      2002-03      2001-02      2000-01      1999-00
                                                      ---------------------------------------------------------------
                                                                 (In NZ$ millions, except per share amounts)
  Fletcher Challenge Paper (Discontinued) ............         --           --           --      $ 0.332      $(0.041)

(1) On March 31, 2004 we distributed a $349 million return of capital to shareholders under a share cancellation and return of capital programme authorised by shareholders and approved by the High Court. One out of every two Ordinary
Shares and one out of every two Preference Shares in Tenon Limited were cancelled, and NZ$1.25 per cancelled share was paid to our shareholders. Also, effective November 29, 2002 we consolidated our Preference and Ordinary Shares on a one for five basis. Comparative per share data has been restated for these share consolidations.

Dividends Declared (NZ cents)
   Fletcher Challenge Building share (Discontinued) ..         --           --           --         6.00         8.00
   Fletcher Challenge Energy share (Discontinued) ....         --           --           --           --         8.00
   Fletcher Challenge Paper share (Discontinued) .....         --           --           --           --         1.50

Dividends Declared (US cents)
   Fletcher Challenge Building share (Discontinued) ..         --           --           --         2.64         3.98
   Fletcher Challenge Energy share (Discontinued) ....         --           --           --           --         3.98
   Fletcher Challenge Paper share (Discontinued) .....         --           --           --           --         0.75

Ratio of Earnings to Fixed Charges (times) ...........       6.75         3.05         2.20         0.93         1.03

Amounts in Accordance with US GAAP
Operating Earnings from Continuing Operations ........     (1,172)        (568)        (371)        (978)          81
                                                                                                                 (568)
Earnings from Continuing Operations ..................     (1,064)        (423)        (390)        (752)          55
Net Earnings .........................................     (1,064)        (423)        (390)       1,319          510

Ratio of Earnings to Fixed Charges (times) ...........         (2)          (2)          (2)          (2)        1.02

(2) Earnings under US GAAP in 2003-04, 2002-03, 2001-02 and 2000-01 were inadequate to cover fixed charges by $349 million, $629 million, $436 million and $829 million respectively.

Basic Net Earnings per share
  Tenon (Continuing Operations) (3)                       $(3.814)     $(1.517)     $(1.398)     $(8.694)     $ 0.650
  Fletcher Challenge Building (Discontinued)                   --           --           --      $(0.477)     $ 0.250
  Fletcher Challenge Energy (Trading Operations)               --           --           --      $ 0.830      $ 0.933
  Fletcher Challenge Energy (Gain on Sale)                     --           --           --      $ 4.196           --
  Fletcher Challenge Energy (Discontinued)                     --           --           --      $ 5.026      $ 0.933
  Fletcher Challenge Paper (Trading Operations)                --           --           --      $ 0.011      $ 0.009
  Fletcher Challenge Paper (Gain on Sale)                      --           --           --      $ 0.704           --
  Fletcher Challenge Paper (Discontinued)                      --           --           --      $ 0.715      $ 0.009

Diluted Net Earnings per share (3)
  Tenon (Continuing Operations) (3)                       $(3.814)     $(1.517)     $(1.398)     $(8.694)     $ 0.600
  Fletcher Challenge Building (Discontinued)                   --           --           --      $(0.477)     $ 0.233
  Fletcher Challenge Energy (Trading Operations)               --           --           --      $ 0.744      $ 0.778
  Fletcher Challenge Energy (Gain on Sale)                     --           --           --      $ 3.649           --
  Fletcher Challenge Energy (Discontinued)                     --           --           --      $ 4.393      $ 0.778
  Fletcher Challenge Paper (Trading Operations)                --           --           --      $ 0.011      $ 0.009
  Fletcher Challenge Paper (Gain on Sale)                      --           --           --      $ 0.603           --
  Fletcher Challenge Paper (Discontinued)                      --           --           --      $ 0.632      $ 0.009

(3) On March 31, 2004 we distributed a $349 million return of capital to shareholders under a share cancellation and return of capital programme authorised by shareholders and approved by the High Court. One out of every two Ordinary
Shares and one out of every two Preference Shares in Tenon Limited were cancelled, and NZ$1.25 per cancelled share was paid to our shareholders. Also, effective November 29, 2002 we consolidated our Preference and Ordinary Shares on a one for five basis. Comparative per share data has been restated for these share consolidations.

                                                                           As at June 30,
                                                        ------------------------------------------------------
                                                              2004       2003       2002       2001       2000
                                                        ------------------------------------------------------
                                                                            (In NZ$ millions)
Statement of Financial Position - Continuing Operations
Reported Capital ......................................        839        261        167        159         13

Equity ................................................        382        160        136        157        130
Liabilities ...........................................        108         80         97         93        112
                                                        ------------------------------------------------------
Total Liabilities and Equity ..........................        490        240        233        250        242
                                                        ------------------------------------------------------
Total Assets ..........................................        490        240        233        250        242
                                                        ------------------------------------------------------
Net Assets ............................................        382        160        136        157        130
                                                        ------------------------------------------------------

Statement of Financial Position - Discontinued
Operations
Reported Capital ......................................        255      1,183      1,254      1,284      2,851

Equity and Capital Funds ..............................        116        725      1,039      1,272      9,301
Liabilities ...........................................         17        156        419        571      6,914
                                                        ------------------------------------------------------
Total Liabilities and Equity ..........................        133        881      1,458      1,843     16,215
                                                        ------------------------------------------------------
Total Assets ..........................................        133        881      1,458      1,843     16,215
                                                        ------------------------------------------------------
Net Assets ............................................        116        725      1,039      1,272      9,301
                                                        ======================================================

Statement of Financial Position - Total
Reported Capital ......................................      1,094      1,443      1,443      1,443      2,864

Equity and Capital Funds ..............................        498        885      1,175      1,429      9,431
Liabilities ...........................................        125        236        516        664      7,026
                                                        ------------------------------------------------------
Total Liabilities and Equity ..........................        623      1,121      1,691      2,093     16,457
                                                        ------------------------------------------------------
Total Assets ..........................................        623      1,121      1,691      2,093     16,457
                                                        ------------------------------------------------------
Net Assets ............................................        498        885      1,175      1,429      9,431
                                                        ======================================================

Amounts in Accordance with US GAAP
Total Assets ..........................................        683      1,552      2,287      2,898     16,500
Total Term Debt (1) ...................................         16        133          5          5      4,627
Net Assets ............................................        490      1,265      1,697      2,093      7,294

(1) Excludes $264 million (June 2002) and $369 million (June 2001) of debt classified as short-term debt under US GAAP.

                                                         2003-04          2002-03         2001-02         2000-01       1999-00
                                                      ----------------------------------------------------------------------------
Number of Shares

Tenon Ordinary Shares
  Number of shares at the beginning of the year .....   185,913,422      922,207,133     922,207,133     847,022,182   823,880,521
  Cancellation of shares upon Capital Return (1) ....   (92,963,192)              --              --              --            --
  Share Consolidation (2) ...........................                   (736,293,711)             --              --            --
  Issue of shares (3) ...............................                             --              --      75,000,000     4,110,364
  Net Movement in shares accounted for under the
  Treasury Stock Method .............................                             --              --         184,951    19,031,297
                                                      ----------------------------------------------------------------------------
                                                         92,950,230      185,913,422     922,207,133     922,207,133   847,022,182
                                                      ============================================================================

The comparative numbers of Tenon Ordinary Shares restated for the share consolidation and capital return are 92,950,230 as at June
30, 2003, 2002 and 2001, 84,702,218 as at June 30, 2000

Tenon Preference Shares
  Number of shares at the beginning of the year .....   371,809,026    1,859,105,794   1,859,015,794              --            --
  Cancellation of shares upon Capital Return (1) ....  (185,907,195)              --              --              --            --
  Share Consolidation (2) ...........................                 (1,487,206,768)             --              --            --
  Issue of shares (3) ...............................            --               --              --   1,859,015,794            --
                                                      ----------------------------------------------------------------------------
                                                        185,901,831      371,809,026   1,859,015,794   1,859,015,794            --
                                                      ============================================================================

The comparative numbers of Tenon Preference Shares restated for the share consolidation and capital return are 185,901,831 as at
June 30, 2003, 2002 and 2001

Fletcher Challenge Building Shares
  Number of shares at the beginning of the year .....            --               --              --     342,632,401   325,362,696
  Issue of shares ...................................            --               --              --              --       359,178
  Shares issued under the Dividend Reinvestment Plan             --               --              --       1,908,252     4,605,102
  Net Movement in shares accounted for under the
  Treasury Stock Method .............................            --               --              --              --    12,305,425
  Cancellation of shares (4) ........................            --               --              --    (344,540,653)           --
                                                      ----------------------------------------------------------------------------
                                                                 --               --              --              --   342,632,401
                                                      ============================================================================

Fletcher Challenge Energy Shares
  Number of shares at the beginning of the year .....            --               --              --     342,829,686   327,794,752
  Issue of shares ...................................            --               --              --       8,287,661       722,964
  Shares issued under the Dividend Reinvestment Plan             --               --              --              --     3,004,808
  Net Movement in shares accounted for under the
  Treasury Stock Method .............................            --               --              --          86,500    11,307,162
  Cancellation of shares (4) ........................            --               --              --    (351,203,847)           --
                                                      ----------------------------------------------------------------------------
                                                                 --               --              --              --   342,829,686
                                                      ============================================================================

Fletcher Challenge Paper Shares
  Number of shares at the beginning of the year .....            --               --              --     637,884,780   636,630,377
  Issue of shares ...................................            --               --              --              --     1,254,403
  Net Movement in shares accounted for under the
  Treasury Stock Method .............................            --               --              --              --            --
  Cancellation of shares (5) ........................            --               --              --    (637,884,780)           --
                                                      ----------------------------------------------------------------------------
                                                                 --               --              --              --   637,884,780
                                                      ============================================================================

Tenon Limited has two classes of share: Ordinary and Preference. The Preference Shares rank equally with the Ordinary Shares in all respects (including dividend and voting rights) except that the Preference Shares have prior ranking to the amount of $1.25 per share, in the event of a liquidation of the company, for a period of five years from allotment (December 15, 2000). The Ordinary Shares are entitled to the next $1.25 per share on liquidation and thereafter the Ordinary Shares and Preference Shares share equally. During this period, under Tenon's constitution holders of Preference Shares will vote with holders of Ordinary Shares on all matters except a vote relating to a liquidation of the Company, in which case a separate vote of the holders of the Preference Shares will be required.

(1) On March 31, 2004 Tenon distributed a $349 million return of capital to shareholders under a share cancellation and return of capital programme. One out of every two Ordinary Shares and Preference Shares were cancelled, and $1.25 per cancelled share was paid to shareholders.
(2) During November 2002 the Tenon Ordinary Shares and Preference Shares were consolidated on a one for five basis. Following the consolidation, the Preference Shares retained their proportionate preference rights and the preference amount was adjusted to $1.25 per share.
(3) During 2000-01, 1,709,015,794 Tenon Preference Shares were issued following a rights offer in December 2000 and 75,000,000 Tenon Ordinary Shares and 150,000,000 Tenon Preference Shares were issued to Rubicon Forests Holdings Limited in March 2001.
(4) As part of the separation process which had an effective date of March 23, 2001, Fletcher Challenge Building became a newly created stand-alone publicly listed company, Fletcher Building Limited; Fletcher Challenge Energy was sold to Shell and Apache Corporation; and Fletcher Challenge Forests remained as the continuing business of Fletcher Challenge Limited, re-named Fletcher Challenge Forests Limited. Holders of Fletcher Challenge Building Shares received, in exchange for each Fletcher Challenge Building Share, one fully paid share in Fletcher Building Limited. Fletcher Challenge Energy shareholders received for each Fletcher Challenge Energy Share US$3.55 in cash and one fully paid share in Rubicon Limited, and for every 70 Fletcher Challenge Energy Shares an entitlement to a share in Capstone Turbine Corporation. Fletcher Challenge Forests shareholders continued to hold existing Fletcher Challenge Forests Ordinary and Preference Shares in Fletcher Challenge Forests Limited. As part of the separation process the Fletcher Challenge Building and Energy Shares were cancelled.
(5) Following the sale of Fletcher Challenge Paper to Norske Skog on July 28, 2000, these Fletcher Challenge Paper Shares were cancelled.

            We do not prepare a "two step" statement of financial performance, which presents operating revenues, expenses and earnings followed by other income and expense items. All items of revenue and expense excluding funding costs, taxation and minority interest, are recorded as operating revenues and expenses. If a "two step" statement of financial performance format were used, equity earnings, interest on securities, profits (losses) on sales of securities and certain unusual or infrequently occurring transactions would be reclassified as non-operating. See Notes 3 and 4 to the Tenon Audited Consolidated Financial Statements for the components of operating revenue and earnings.

EXCHANGE RATES

            The following table sets forth, for the periods indicated, certain information concerning the rates of exchange of one New Zealand dollar into United States dollars based on the noon buying rate in New York City for cable transfers in NZ$ as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate").

Fiscal Year(1)                     At Period End   Average Rate(2)    High           Low
--------------                     -------------   ---------------    ----           ---
                                                 (US$ per NZ$1.00)
1999-00 ...........................    0.4690         0.4994         0.5360         0.4527
2000-01 ...........................    0.4047         0.4198         0.4675         0.3920
2001-02 ...........................    0.4860         0.4326         0.4962         0.3996
2002-03 ...........................    0.5866         0.5243         0.5881         0.4505
2003-04 ...........................    0.6322         0.6304         0.7077         0.5672

Month
-----
June 2004 .........................    0.6322             --         0.6412         0.6159
July 2004 .........................    0.6360             --         0.6612         0.6272
August 2004 .......................    0.6564             --         0.6730         0.6406
September 2004 ....................    0.6755             --         0.6755         0.6455
October 2004 ......................    0.6834             --         0.7017         0.6695
November 2004 .....................    0.7143             --         0.7189         0.6838

(1) Exchange rates are presented for the fiscal year ended June 30 unless otherwise noted.
(2) The average of the exchange rates on the last day of each month during the period.

            The Noon Buying Rate on December 6, 2004 was NZ$1.00 = US$0.7203.

            For information concerning the impact of exchange rates on our operations, see "Item 5. Operating and Financial Review and Prospects" and "Item
11. Quantitative and Qualitative Disclosures About Market Risk".

RISK FACTORS

Failure of third party wood supply could negatively impact our business.

      Sawlog Supply

            Sawlogs are the key raw material for our solid wood processing operations. We have a number of long-term sawlog supply agreements with both the purchasers of our former forest assets as well as with other forest owners. The specific agreements are listed in "Item 10 - Material Contracts". We also purchase sawlogs under shorter-term supply arrangements and on the spot market. Refer also to the discussion on fiber supply in "Item 4 - Information on the Company" (page 21). We depend heavily on supplies of logs from third parties for our processing mills, and a failure to secure wood supply would have a material adverse effect on our production and our business. There are three main elements to sawlog supply risk:

            o the long-term contracts are with a relatively small number of forest owners, all located within a relatively small geographic catchment - so there is an associated "concentration" risk;
            o the remainder of our supply is purchased on the open market. There is the risk that we will not be able to procure sufficient quantity of logs of right required grades on the spot market; and

            o sawlog prices fluctuate and there is a risk that changes in the market price of sawlogs could have a material impact on our earnings.

      In addition, should existing third party suppliers of sawlogs fail to maintain Forest Stewardship Council (FSC) Certification, or an equivalent certification and we are unable to source replacement certified volume, this might result in our losing contracts to supply US customers who require that not less than 70% of the wood they purchase comes from forests that are managed according to internationally agreed social and environmental principles and criteria. We are aware that the forests managed by UBS Timber Investors are unlikely to retain FSC status. These forests currently supply approximately 10% of the pruned log supply to our Taupo sawmill (which is our only sawmill producing for the US market).

      Pulp Log Supply

            We have long-term commitments to Norske Skog Tasman Limited and Carter Holt Harvey Limited for supply of specific quantities of pulpwood. The details of our supply obligation and the back-to-back agreements are listed in "Item 10 - Material Contracts". Refer also to the discussion on fiber supply in "Item 4 - Information on the Company" (page 21).

            Our ability to meet these pulpwood commitments is dependent, in part, on ongoing performance by these third party suppliers and, if the fixed supply was withdrawn or reduced at the end of the committed periods, we would need to source replacement supply.

            We also have a commitment to Fletcher Building Limited for the supply of pulpwood and whole log chip, along with all residues from our processing facilities and all sawmill chip from our Taupo sawmill. At present, this supply obligation is being met entirely from whole log chip produced from pulp logs sourced from our former forest assets and third party sources.

We are sensitive to the cyclical nature of the housing construction markets in New Zealand and Australia.

            Our Structural Consumer Solutions business supplies the majority of its products into the New Zealand and Australian housing constructions markets. A downturn in those markets could have a material adverse effect on our business.

We are sensitive to movements in the New Zealand dollar exchange rate.

            Our financial performance is sensitive to the New Zealand dollar exchange rate, particularly against the US dollar. Accordingly, any movement in the New Zealand dollar could have a material impact on our financial condition or results of operations. A strengthening of the New Zealand dollar would cause a fall in our operating revenue, which would be partly offset by a reduction in our operating costs as fuel, and freight costs are largely denominated in US dollars. In addition a component of our operating costs, in particular log costs, are functionally linked to the US / New Zealand dollar exchange rate, moving partially in correlation with New Zealand dollar export returns from logs or wood products.

We face strong competition in our US appearance product business.

            We experience strong competition in our North American appearance product business. Radiata pine moldings from Chile and New Zealand and pine moldings from the United States and Brazil compete with our New Zealand Radiata pine moldings in the do-it-yourself sector of the North American market. Radiata pine lumber from Chile and New Zealand and other lumber species from Canada and the United States compete with our appearance grade lumber products produced at the Taupo Sawmill.

We are sensitive to cyclical market prices for our products, particularly prices in the US market for appearance grade lumber and moldings.

            Product prices, particularly in the US market, are cyclical and volatile. Prices are influenced by housing expenditure and other demand factors. Prices are also influenced by product availability, which can be a function of seasonal factors or supply competition from a number of countries particularly within North and South America. US lumber prices are particularly volatile, while US prices for finished products (such as moldings) and Australasian product prices tend to be less volatile. Movements in prices could materially affect our financial performance.

            Some of our products are subject to competition from products which perform the same or similar functions. These include alternative wood types and products such as medium density fiberboard and non-wood products such as plastic composites. Changes in consumer preference in favor of these alternative products, comparative pricing levels of the competing products and technological advances of these products could all materially affect our financial performance.

We are sensitive to the financial performance of our US Distribution subsidiary and associate companies.

            Our financial performance is materially impacted by the financial results of The Empire Company and American Wood Moulding companies over which we do not have full control. In addition, each of these companies is dependent on one major customer for a significant portion of their revenues. Losing one of these clients could have a material affect on our financial performance.

Our business could be negatively affected by Government action.

            Our operations could be negatively affected by various forms of government action in the various countries in which we operate or provide services to customers, including but not limited to controls on imports, exports and prices, new forms of taxation, environmental laws and regulations (including Kyoto emission related regulations) and other types of government regulations.

Following the separation of the Fletcher Challenge Group, Tenon could be subject to liabilities of the separated divisions.

            Following the separation of the Fletcher Challenge Group, which was completed in March 2001, we remain as the continuing business of Fletcher Challenge Limited, renamed Tenon Limited. To the extent practicable, as part of separation, the assets and liabilities of Fletcher Challenge Building, Fletcher Challenge Energy and Fletcher Challenge Paper are no longer held by us.

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

As a result of our downsizing we have a more concentrated economic exposure.

            Following the sale of our forest assets we are a smaller company with a smaller portfolio of businesses and a more concentrated economic exposure to fewer industry sectors and countries. The economic performance of any one of the sectors or countries to which we are exposed is therefore of greater individual significance than was previously the case. In addition, our reduced operating scale offers fewer economies of scale.

Warranty exposures.

            In conjunction with the sale of our former forest assets we have given certain warranties to the purchasers of these assets. While we are not aware of any matters that are expected to give rise to a warranty claim, there can be no assurance that a claim will not be made that will require us to make a payment to a purchaser. Claims must be made within two years of the relevant transfer date (other than for tax matters where the time limit is six years) and there is a cap on the aggregate amount of warranty claims of $330 million (except in relation to certain warranties in connection with the Tarawera forestry right sale where liability is not capped).

Rubicon has significant control over Tenon and could exercise its shareholder voting control without regard to Tenon's other shareholders.

            Tenon is currently controlled by Rubicon Forests Limited, a subsidiary of Rubicon Limited. As at June 30, 2004, our total issued voting securities consisted of 92,950,230 Tenon Ordinary Shares and 185,901,831 Tenon Preference Shares. Rubicon Forests Limited controls 50.01% of the shares of the two classes combined, giving it 50.01% voting control of Tenon. For as long as Rubicon Forests Limited continues to control more than 50% of our issued voting shares (with both classes combined), Rubicon Forests Limited will control all matters that require a stockholder vote, including an ordinary resolution, which merely requires the affirmative vote of a simple majority of the shareholders who, being entitled to do so, vote on the resolution. These matters include the election and removal of directors by an ordinary resolution, subject to the obligation, under the listing rules, to have a minimum of two independent directors. In addition, Rubicon Forests Limited exercises a significant amount of influence over corporate matters, such as payment of capital returns or dividends, stock issuances and over our management, business activities and operations.

Structural Consumer Solutions business strategic review.

            We are presently undertaking a strategic review of the Structural Consumer Solutions business and as a result of this review it is possible that these assets will be sold. Should this occur then as a result of this downsizing and the reduced diversity and scale of our operations, we may be less able to withstand adverse events in respect of certain existing risks. Such risks include pressure on operating margins arising from the loss of scale, and that our remaining business will be predominantly exposed to the United States economy.

            The change of business focus would also increase the importance of key customer relationships such as those that American Wood Moulding has with The Home Depot and The Empire Company has with Lowe's.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT OF THE COMPANY

            Tenon is a New Zealand based wood processing, marketing and distribution company. Tenon is a registered company incorporated in New Zealand under the Companies Act 1993 (New Zealand). Our principal executive offices are located at 8 Rockridge Avenue, Penrose, Auckland, New Zealand (telephone 011-64-9-571-9800). Fletcher Challenge Limited was incorporated on November 10, 1980, and was renamed Fletcher Challenge Forests Limited effective April 17, 2001 following completion of the separation of the Fletcher Challenge Group on March 23, 2001. We were renamed Tenon Limited on February 20, 2004, following the sale of our forest estate.

      Corporate Background

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

            In October 2000, recommendations were announced for the remaining divisions: Building, Energy and Forests. These were approved by Fletcher Challenge Limited shareholders at a special meeting of shareholders held on March 6, 2001. With an effective date of March 23, 2001, Fletcher Challenge Building became a newly created stand-alone publicly listed company, Fletcher Building Limited; Fletcher Challenge Energy was sold to Shell and Apache Corporation; and a new publicly listed company was created, Rubicon Limited. Holders of Fletcher Challenge Building shares received, in exchange for each Fletcher Challenge Building share, one fully paid share in Fletcher Building Limited. Fletcher Challenge Energy shareholders received US$3.55 for every Fletcher Challenge Energy share held, an entitlement of one fully paid Capstone Turbine Corporation share for every 70 Fletcher Challenge Energy shares held, and one fully paid share in Rubicon Limited for every Fletcher Challenge Energy share held. The operations of Building, Energy and Paper are referred to within the Tenon Audited Consolidated Financial Statements and elsewhere in this annual report as Discontinued Operations.

            The Fletcher Challenge Forests divisional operation remains as the continuing business of Fletcher Challenge Limited. During November and December 2000, as part of the separation process, we undertook a rights offer to the existing Fletcher Challenge Forests shareholders of new Preference Shares to raise NZ$414 million (after deducting issue expenses). This offer was completed on December 15, 2000. In March 2001, we raised a further $170 million from Rubicon Limited through the sale of our biotechnology and South American assets ($80 million) and a share placement ($90 million). We used the net proceeds principally to reduce debt.

            Our shareholders continue to hold Tenon Ordinary and Preference Shares. Effective November 29, 2002 the Ordinary Shares and Preference Shares were consolidated on a one for five basis. Following the consolidation, the Preference Shares retained their proportionate preference rights.

            On March 31, 2004, following the receipt of proceeds from the sale of forests, we distributed $349 million to shareholders under a share cancellation and return of capital programme. We cancelled one out of every two Ordinary Shares and Preference Shares and were paid $1.25 per cancelled share to shareholders.

            On June 3, 2004, Rubicon Forests Limited, a subsidiary of Rubicon Limited, increased its voting interest in Tenon from 19.997% to 50.01% of Tenon's issued shares, following an on-market partial takeover offer. The offer price was $1.95 per Tenon share.

            Effective September 30, 2004, we wound up our American Depositary Receipt (ADR) programme and withdrew our listing of shares on the New York Stock Exchange ("NYSE"). Effective October 1, 2004, we de-listed from the Australian Stock Exchange ("ASX").

            On November 17, 2004, we announced a proposed second capital return of $321 million and associated share cancellation, which is subject to shareholder approval at the Annual Meeting in December 2004 and High Court approval.

            The operations of Tenon are referred to within the Tenon Audited Consolidated Financial Statements and elsewhere in this annual report as Continuing Operations.

BUSINESS OVERVIEW

      General

            Our business is the manufacture, marketing and distribution of high quality solid wood products to global markets. As at June 30, 2004, we owned 7 solid wood manufacturing facilities in New Zealand with a combined production capacity of lumber, plywood, roundwood, engineered wood products and moldings of 900,000 m3 (383 million board feet). We also have equity in two leading US molding and millwork distribution companies - The Empire Company (67% owned) and American Wood Moulding (50% owned).

            When we created Fletcher Challenge Forests (now Tenon Limited) in the 1993 Fletcher Challenge reorganization, the Fletcher Challenge Limited Board of Directors initially attributed to Fletcher Challenge Forests all of the material plantation forestry assets, where the strategic focus was predominantly on solid wood end-use. Since our formation in 1993 we have initiated a strategy of investing in solid wood processing and distribution assets. This strategy incorporates a number of marketing initiatives designed to grow the demand for Radiata pine in higher value appearance and structural uses.

            As part of this strategy, effective July 1, 1996, we purchased from Fletcher Challenge Building the solid wood processing activities (three sawmills and one plywood mill) and associated assets, rights and obligations of Tasman Lumber and H.T. Plywood, for a price of $93 million. Also during 1995-96 we built two remanufacturing plants in the central North Island of New Zealand and acquired a 50% interest in American Wood Moulding LLC, a moldings distributor to large home centers in the United States.

            During 1999-2000 we extended our distribution and marketing network in the United States with the purchase for $9 million of a one-third share in The Empire Company, Inc, a moldings distributor based in Michigan.

            At this point in time, Tenon's business consisted of the ownership of significant plantation forestry assets together with related downstream wood processing and distribution assets and operations. Following a change in strategy away from forest ownership, Tenon sold forest cutting rights in March 2003 over part of its forest estate to entities managed by UBS Timber Investors, for US$65 million.

            On June 16, 2003, we announced that we were proceeding with a trade sale process for our entire forest estate and associated assets.

            During July 2003 our 50%-owned associate company, American Wood Moulding LLC, acquired a 50% interest in Ornamental Mouldings, Inc. a leading manufacturer and supplier of decorative and ornamental moldings.

            On November 1, 2003, we increased our shareholding in The Empire Company, Inc from 33% to 67%. We also agreed to purchase the remaining one-third after November 1, 2004, within the following two years, with the purchase being at the election of the minority shareholders.

            On February 16, 2004, we acquired a 20% interest in Zenia House A/S, a well-known Danish solid wood furniture manufacturer and distributor.

            On February 27, 2004, we sold the majority of our forest assets to the Kiwi Forest Group consortium for a price of $560 million. These forest assets included a large number of non-freehold properties for which third party consents were required to complete the sales. As at the date of this annual report, over 95% (by value) of those consents had been obtained. The major remaining forest asset - the forestry right over the Tarawera Forests Limited ("Tarawera") forest estate - was sold on June 4, 2004 to a company managed by Hancock Natural Resources Group, Inc for $165 million.

            On November 3, 2004, Tarawera sold its freehold land estate to a wholly owned subsidiary of one of its shareholders, Maori Investments Limited. At the same time, Tenon Manufacturing Limited acquired 100% of Maori Investments Limited's Class C shares in Tarawera. We are currently negotiating terms for the purchase of the remaining minority interest in Tarawera, of 6.7%, which is held by the New Zealand Government.

            As at June 30, 2004, we owned approximately 17,400 hectares of non-freehold forest that was in the process of being transferred to purchasers under the forest sale programme. Since then, we have reduced our ownership to approximately 2,800 hectares. We will be looking at options to realize value from these assets and complete our exit from forest ownership.

      Strategy

            Our strategy is to develop and identify growth paths for the processing, marketing and distribution businesses of Tenon and to move Radiata pine to higher value end-uses.

            On June 16, 2003, we announced that we were proceeding with a trade sale process for our entire forest estate and associated assets. It had not proved possible to consistently extract an adequate level of return on the capital invested in these assets. In addition we believed that there were potential buyers of the forest estate who would place a higher value on the assets than that implied by our share price (prior to the forest sale announcement). The sale of our forests represented a major transition in our business from one based on ownership of extensive forest estates to a market-focused company concentrating on the marketing, manufacturing and distribution of high quality wood products to global markets. The sale will facilitate re-investment in our marketing, processing and distribution activities, and the release of substantial surplus capital to shareholders. One capital return of $349 million was made in March 2004 and a second return is planned for early in 2005, subject to shareholder and High Court approval.

            Following the sale of our forest assets in 2003-04, we restructured our business to operate in two consumer solutions markets:

            o Appearance Consumer Solutions focusing on processing, marketing and distributing high value and high quality visual timber products, such as decorative moldings and furniture, mainly for export markets; and
            o Structural Consumer Solutions focusing on processing, marketing and distributing structural timber, mainly to New Zealand and Australian markets.

            Tenon's vision is to have its products sold in 10,000 stores by 2010. At present, our products are distributed through various channels to approximately 5,000 stores in New Zealand, Australia, the USA and Europe. Our strategies to achieve this are to:

            o     expand and leverage distribution;
            o     ensure a low cost position for core products; and
            o     maximise the value of arising-grade products.

            To achieve an expansion of our distribution, we increased our share ownership in the US moldings distribution company Empire during 2003-04 from 33% to 67%. We also agreed to purchase the remaining one third after November 1, 2004, within the following two years, with the purchase being at the election of the minority shareholders. Empire is a preferred moldings supplier to Lowe's, the second largest home improvement retailer in the US.

            We also became a 20% cornerstone shareholder in Denmark-based Zenia House, a rapidly growing European furniture design, manufacturing and marketing business. Zenia has developed a new range of furniture featuring Radiata pine (specifically "Taupo Clearwood") and we will be supplying Zenia House's requirements for this clear wood. While currently only a small part of our Appearance portfolio, this European market initiative is generating a steady demand for clear edge-glued panels and other clear wood components.

            To further improve our cost position, we invested $12 million during 2003-04 in our New Zealand based processing operations on a range of improvements including increased kiln capacity at the Taupo and Rainbow Mountain sawmills and an optimising trimsaw at the Taupo sawmill.

            Reinvestment in processing is continuing with work underway on an $11 million upgrade to the front-end processing systems at the Kawerau sawmill. This will enable the mill to process larger diameter logs (increasing log procurement flexibility) and improve log to lumber conversion rates, and is expected to generate a benefit to operating earnings before depreciation of $5 million per annum. At the Mount Maunganui plywood mill, a new log pre-conditioning steam facility will become operational during 2004-05, which should further improve log to veneer conversion rates.

            On September 10, 2004, we announced that we had received unsolicited approaches in relation to our Structural Consumer Solutions business. While we had not sought to dispose of our Structural business, we have determined to explore this opportunity to establish whether we could create more value for our shareholders from a sale than from continued ownership of the business. We anticipate that the outcome of this process will be known by the time of the Company's Annual Meeting on December 22, 2004.

      Industry Conditions and Competition

            The demand for solid wood products depends upon international and domestic market forces, competition, and other factors. In particular, the demand for structural lumber and appearance grade wood products is affected by the level of residential construction and remodeling activity in the economies in which we operate. Residential construction activity is subject to cyclical fluctuations due to changes in economic conditions, interest rates, population growth and other economic and demographic factors.

            The demand for packaging and temporary construction lumber in New Zealand and key Asian markets is driven by internal infrastructure, agricultural and horticultural spending and export activity. The supply of logs depends primarily on economic conditions. The domestic market for sawlogs in New Zealand is driven primarily by demand from domestic sawmillers and the export log market. Prices for logs in the domestic market are increasingly being influenced by the prices available in export markets.

            The outlook for the marketing, processing and distribution businesses is mixed. The New Zealand residential construction market continues to show strength in the near-term with activity levels well above long-term levels. US "Moulding and Better" grade lumber prices at the time of filing were approximately US$1,030 per thousand board feet, a little below the average for the 2003-04 fiscal year of approximately US$1,080. Our US distribution operations are experiencing steady trading conditions.

      Operating Summary

            The following tables set out selected sales volumes for the periods indicated.

                                                     2003-04  2002-03  2001-02
                                                     -------  -------  -------
                                                           (thousand m3)
Manufactured Product External Sales
Solid Lineal Moldings ...........................       31       30       31
Plywood, Laminated and Finger-Jointed Product (1)       72       93       84

Lumber and Roundwood (1) ........................      573      571      553
                                                     ------------------------
Total Company Product ...........................      676      694      668
Third Party Product .............................       32       53       82
                                                     ------------------------
Total Product Sales (2) .........................      708      747      750
                                                     ========================

(1) 2003 and 2002 includes product from the former Central North Island Partnership mills on-sold through Tenon.
(2) Excludes distribution activities.

      Structural Consumer Solutions

      Overview

            Structural Consumer Solutions (SCS) supplies structural lumber, plywood and treated products to the residential and light commercial building sectors in New Zealand and Australia, and treated posts and poles to the rural, viticulture and infrastructure sectors in New Zealand. In addition, SCS supplies appearance and manufacturing grade lumber to the industrial user, remanufacture and furniture industries within Australasia and Asia. To supplement the processing operations within SCS and our Appearance Consumer Solutions business
(ACS) in support of their consumer-based strategies, SCS also operates a third party lumber procurement operation.

            Major influences of demand include the building industries of New Zealand and Australia, particularly residential building activity, the primary produce sector in New Zealand and the construction and industrial sectors in Asia. Also of note is the rapid growth in furniture manufacture within China, targeted at the North American and domestic Asian markets.

      Operations

            SCS operates five processing plants: the Kawerau Sawmill and Kawerau Remanufacturing Plant; the Rainbow Mountain Sawmill; the Mount Maunganui Plywood Mill; and Ramsey Roundwood.

      Kawerau Sawmill and Kawerau Remanufacturing Plant

            The Kawerau Sawmill is focused on producing Origin(R) Timeframe for the New Zealand building market, as well as producing feedstock for the Remanufacturing Plant. Consuming 550,000 m3 per year of structural logs, the sawmill is currently being operated on four shifts (24 hours x 6.5 days a week) for a potential lumber capacity of 320,000 m3 per year. Sales for 2003-04 totaled 251,000 m3 compared with sales in 2002-03 of 235,000 m3. Refer also to page 15 for details of the capital upgrade which is currently being implemented at this sawmill.

            The Remanufacturing Plant produces a range of treated, pre-primed housing components for the Australian housing market, such as verandah posts and Origin(R) Timeframe studs, and components for the domestic housing Frame and Truss market. Output for 2003-04 and 2002-03 totaled 27,000 m3 and 28,000 m3 respectively.

      Rainbow Mountain Sawmill

            The Rainbow Mountain Sawmill is located 30 km south of Rotorua and consumes 360,000 m3 of structural and medium density grade logs per year. Operating three shifts (24 hours x 5 days per week), for a capacity of 185,000 m3, it produces two core product lines: Origin(R) Outdoor for the New Zealand market and Origin(R) Outdoor F7 for the high value, and growing, deck and pergola market in Australia. In 2003-04 sales totaled 161,000 m3 (156,000 m3 in 2002-03).

      Mount Maunganui Plywood

            Operating 24 hours, six days per week, Mount Maunganui Plywood is operating near full capacity with sales of 42,000 m3 in 2003-04 (42,000 m3 in 2002-03) of Origin(R) Plywood for distribution in New Zealand and Australia. Having achieved strong growth over recent years, the plant capacity was expanded in 2002-03 to 45,000 m3 per year with a $1.4 million capital upgrade.

      Ramsey Roundwood

            Co-located at the Rainbow Mountain Sawmill site, the Ramsey Roundwood business unit also has two retail yards at the southern and northern extremities of Auckland. Ramsey Roundwood operates a world class, large scale pressure treatment plant with annual capacity of 120,000 m3 that treats both its own Ramsey Roundwood branded product range as well as Origin(R) Outdoor products produced by Rainbow Mountain sawmill.

            Using 60,000 m3 per year of logs, Ramsey Roundwood are a leading North Island supplier of roundwood, poles, piles and posts. Strong domestic growth has been achieved in the past year based on rural investment and vineyard development offsetting reduced demand for construction poles for shipment to Hong Kong and the Philippines.

      Marketing and Sales

            In New Zealand, SCS markets the higher value products under the Origin(R) consumer brand. In 2003-04 Origin(R) products comprised 65% by value of SCS wood product sales, up from 46% in 2002-03. The Origin(R) brand is present in Australia in the form of Origin(R) Plywood and Origin(R) Outdoor F7.

      Origin(R) branded products include:

      Origin(R) Timeframe (machine stress graded, kiln dried structural lumber),
      Origin(R) Plywood   (structural, appearance and cladding plywood),
      Origin(R) Outdoor   (decking, fencing and landscaping lumber),
      Origin(R) I-beam    (an engineered floor joist), and
      Origin(R) I-floor   (a combination of Origin(R) I-beam and long-span
                          Origin(R) Plywood).

            In New Zealand, Origin(R) products are distributed through building products merchant chains and associated specialist frame and truss manufacturers. We are the primary supplier of the lumber and plywood categories to the largest such chain in New Zealand, PlaceMakers, and have also developed preferred supplier status with the other major distributors: ITM, Carters, Benchmark and Mitre10.

            The major Australian distribution channels for lumber are through large independent wholesalers such as Tasman KB and ITI. These merchants also distribute Origin(R) Plywood, although the largest distributor for our plywood is Australia's leading panel products specialist, Amerind Forest Products.

            Typically, all other manufacturing and industrial grade lumber is either sold direct to domestic industrial users or exported.

            Ramsey Roundwood products are distributed to specialist contractors in New Zealand through wholly owned retail yards, as well as through the traditional building and rural supplier distribution chains, including ITM and Wrightsons.

            In 2003-04, exports accounted for 23% of SCS sales revenue (excluding log sales), split between Australia (14%) and Asia (9%). The balance of 77% was derived from sales within New Zealand.

            The following table sets out sales volumes for the periods indicated.

                                                     2003-04   2002-03   2001-02
                                                     -------   -------   -------
                                                            (thousand m3)
Sales Volume
Plywood, Laminated and Finger-Jointed Product ....       65        71        56
Lumber and Roundwood .............................      430       408       382
Third Party Product ..............................       32        53        82
                                                     --------------------------
Total Product Sales ..............................      527       532       520
                                                     --------------------------

      Appearance Consumer Solutions

      Overview

            The Appearance Consumer Solutions business (ACS) takes clear wood (i.e. knot free) from pruned logs through to high value molding and millwork uses in the United States and more recently Europe. Radiata pine is a competitive substitute in many molding and millwork applications for the diminishing United States supplies of Ponderosa pine and for other domestic species.

            ACS has strong supplier relationships with the two largest home improvement chains in the United States: The Home Depot, through American Wood Moulding LLC, in which we hold a 50% interest; and Lowe's, through a 67% shareholding in The Empire Company, Inc. We increased our shareholding in Empire from 33% to 67% on November 1, 2003. The Home Depot, Lowe's and other major United States retailers are requesting environmentally certified wood products from their suppliers, and we believe that our access to Forests Stewardship Council ("FSC") certified third party resources, together with our FSC certified "chain-of-custody" (i.e. supply chain), gives us a competitive advantage. The 2003-04 ACS segmental financial results include the consolidation of Empire (from November 1, 2003) and equity accounted earnings from American Wood Moulding and Empire (July 1 to October 31, 2003).

            During 2003-04, we also became a 20% cornerstone shareholder in Denmark-based Zenia House, a rapidly growing European furniture design, manufacturing and marketing business. Zenia has developed a new range of furniture using our brand, "Taupo Clearwood", and we will be supplying all of Zenia House's requirements for this product. This European market initiative is generating a steady demand for clear edge-glued panels and other clear wood components.

            ACS intends to further pursue growth opportunities in marketing, manufacturing and distribution.

      Operations

            ACS operates two plants in the central North Island of New Zealand: the Taupo Sawmill (which also incorporates a clear boards finishing plant) and the Taupo Moldings Plant.

      Taupo Sawmill

            The Taupo Sawmill's current log input is approximately 400,000 m3 per year of pruned logs, and it is currently operating at full capacity on four shifts (24 hours x 7 days a week). The Taupo Sawmill produces random width lumber for our Taupo Moldings Plant and the clear boards plant. In addition, it exports appearance grade lumber (to the United States) and supplies industrial grade lumber to the export and domestic markets.

            Significant investment has been made in this sawmill operation over the last few years including a log scanner, an automated bin sorter, additional kiln capacity and an optimizing trim saw. As a result of these investments, and other operating efficiency gains, throughput has increased from around 330,000 m3 in 1999-00 to the current annualized level of approximately 400,000 m3 of logs processed per year.

            A suitable log supply is sourced from third party forest owners using a combination of long-term, short-term and spot contract arrangements. The volume of pruned logs available within an economic cartage distance of the central North Island of New Zealand is expected to more than double over the next 10 years.

            In 2003-04 lumber sales from the Taupo sawmill totaled 188,000 m3 (197,000 m3 in 2002-03).

      Taupo Moldings Plant

            The Taupo Moldings Plant produces a range of high quality solid lineal moldings for the United States market. Sales volumes from the plant during 2003-04 totaled 32,000 m3 (32,000 m3 in 2002-03) predominantly from lumber feedstock sourced from the Taupo Sawmill.

      Marketing and Sales

            ACS markets clear wood products (solid lineal moldings, select boards and "Moulding and Better" grade random width lumber) together with the lower grades of arising lumber (`Shop and Commons' grades random width lumber). In 2003-04 sales to the United States accounted for 93% of ACS sales revenue (excluding distribution revenue).

            The following table sets out our manufacturing sales volumes for the periods indicated.

                                                 2003-04     2002-03     2001-02
                                                 -------     -------     -------
                                                           (thousand m3)
Sales Volume
Solid Lineal Moldings ......................         31          30          31
Laminated and Finger-Jointed Product .......          7          22          28
Lumber .....................................        143         163         171
                                                 ------------------------------
Total ......................................        181         215         230
                                                 ------------------------------

            Prices for appearance grade random width lumber can typically swing by 20% or more over the course of a year, dependent upon seasonality in the home improvement sector and the lumber inventory available for sale in the market. A combination of strength of demand, and the volume and timing of imports mainly from South American producers drive lumber inventory levels during the year. Prices for finished moldings and boards tend to be more stable.

            Tenon USA Inc. is a 100% owned subsidiary, resident in Maryland, USA responsible for managing the sales and distribution of our products in the United States. The office team is responsible for customer relationship management, processing customer orders, and transacting the import purchase and domestic sale of our products.

      US Distribution

            ACS distributes its products via a range of distribution channels, comprising:

            o moldings to retail customers, via our distribution partners, American Wood Moulding LLC and The Empire Company, Inc;
            o moldings and boards direct to retail customers, and third party distributors;
            o     lumber to re-manufacturers in the United States; and
            o arising grade lumber via direct sale to domestic and Asian customers.

            We have a 50% equity interest in American Wood Moulding LLC, one of the largest wholesale distributors of both imported and domestically manufactured moldings, in the United States operating through four major regional warehouses. American Wood Moulding LLC was formed in 1996 from the assets of the American Moulding Company, as an equal partnership between us and Thunderbird Moulding Company, to sell timber moldings produced by both partners and to provide store-based service and delivery to the fast growing home center chain store operators. American Wood Moulding has since expanded its management of the moldings category to include non-wood moldings. Its major assets besides working capital are its investments in two molding manufacturers - Ornamental Mouldings Inc and Focal Point Inc.

            American Wood Moulding LLC revenues have increased 40% over the last three years largely driven by strength of demand in the home improvement market and the growth of the home centres. It has established a leading position as a full service supplier of appearance products, primarily solid and finger-jointed timber moldings, to the do-it-yourself market. In October 2003 The Home Depot selected American Wood Moulding LLC as 2003 Moulding Category Vendor of the Year. In 2002-03 American Wood Moulding LLC acquired a 50% interest in Ornamental Mouldings, Inc. Ornamental Mouldings is a leading supplier of decorative and ornamental moldings to retailers in the United States.

            In November 1999, we acquired a one third share of The Empire Company, Inc, a moldings distributor based in Michigan. On November 1, 2003 we increased our shareholding in Empire from 33% to 67%. Empire is the preferred moldings supplier to Lowe's, the second largest home improvement retailer in the US. Empire has also achieved significant growth with net sales up in excess of 50% over the last three years. Empire distributes both locally manufactured and imported moldings, through four main regional warehouses. Working capital represents Empire's main financial asset.

      Forests and Supply

      Overview

            During the year, the Group sold its forest assets for $725 million to allow it to focus on its investment in higher margin wood processing, marketing and distribution activities. As at June 30, 2004, deferred forest settlements of $106 million were outstanding and have been included in the statement of financial position as forest assets available for sale. Since June 30, 2004 a further $96 million worth of those forests have been sold.

      Land Ownership and Rights

            As at June 30, 2004, we still owned approximately 17,400 hectares of non-freehold forest that was in the process of transfer to purchasers under the forest sale programme. At date of filing our holding had reduced to approximately 2,800 hectares. We will be looking at options to realize value from these assets and complete our exit from forest ownership.

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

            As at June 30, 2004, Tenon owned an 82.5% interest in Tarawera Forests Limited ("Tarawera"), with 10.8% held by Maori Investments Limited and 6.7% by the Crown. Tarawera had a net stocked area of approximately 20,800 hectares. On June 4, 2004, Tarawera sold a forestry right over its forests to a company managed by Hancock Natural Resources Group, Inc. On November 3, 2004, Tarawera sold its freehold land estate to Maori Investments Limited. At the same time, Tenon Manufacturing Limited acquired 100% of Maori Investments Limited's Class C shares in Tarawera. We are currently negotiating terms for the purchase of the Crown's interest in Tarawera.

      Marketing and Sales

            As a result of the sale of our former forest assets, Tenon's log sales activities have been significantly reduced and now only involve the selling of logs arising from stumpage purchases that are unsuitable for processing through our own production facilities due to issues such as low density, poor quality or incompatible log size. These logs are sold on the export and domestic markets.

            Domestic log sales are managed by our log procurement team whereas the export sales have been contracted out to an external company specializing in exporting of wood fiber. This is to ensure competitive sales prices and shipping rates can be achieved. Export sales are made under standard export terms of trade with payment by letters of credit. While an element of risk of non-payment still exists, weekly meetings are conducted with the exporting agent to ensure risks associated with export sales are actively managed. The domestic terms of trade are 20th day of the month following delivery. Strict credit control procedures are maintained for domestic accounts.

            Log procurement trading results are now included on a pro-rata basis between the Structural Consumer Solutions and Appearance Consumer Solutions businesses.

      Fiber Supply

      Sawlog Supply

            Sawlogs are the key raw material for our solid wood processing operations. We have a number of long-term sawlog supply agreements with both the purchasers of our former forest assets as well as with other forest owners. The specific agreements are listed in "Item 10 - Material Contracts".

            We have entered into 10-year sawlog supply agreements with the members of the Kiwi Forest Group consortium for, in aggregate, 340,000 tonnes per annum for the first three years and 310,000 tonnes per annum for the remainder of the term. In addition, the Company has a first right of refusal over any excess over the contracted volume, up to 50% of each forest owners total sawlog production and a right to compete for the balance of production. Prior to the expiry of these agreements, we intend to enter into discussions with the forest owners over future supply arrangements.

            Our other main log supply arrangements are the long-term "Tasman Contracts" over the former Central North Island Forest Partnership forests, now owned by KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number 1408558 as partners in Kaingaroa Timberlands (together KT), which allow for 440,000 m3 per annum of logs to be supplied on a "run of bush" basis. This arrangement is currently in abeyance and the parties are operating under an interim supply arrangement. KT and Tenon are intending to enter into a wood supply election deed ("the Wood Supply Election Deed"), which provides that Tenon may, at any time before February 1, 2005, elect one of two new wood supply options. Under the first supply option Tenon may elect to receive 210,000 tonnes of sawlogs per annum and 80,000 tonnes of pruned sawlogs per annum. Under the second supply option Tenon may elect to receive 80,000 tonnes of pruned sawlogs per annum. Once the election has been made, the sawlog component of the Tasman Contracts will terminate. The Wood Supply proposed Deed is discussed in greater detail under "Item 4 - Tasman Contracts and the Back-up Agreement".

            Combined with the supply from the cutting rights sold to entities managed by UBS Timber Investors in January 2003, this means that approximately 53% of our current log supply requirements are covered by long-term contractually committed supply at prices reflecting open market prices in the central North Island. The Company is satisfied that the residual supply requirements can be met, through a combination of shorter-term and spot arrangements, from the wood volumes that will be available in the central North Island.

            The use of sonic testing (acoustic testing of structural fiber quality) of logs also helps identify those logs best suited to our structural mills, thereby increasing the quality of the log input and the recovery of structural lumber.

            In addition, certain US customers require that not less than 70% of the wood they purchase comes from forests that are managed according to internationally agreed social and environmental principles and criteria. Should our third party suppliers of sawlogs, under these long-term contracts, fail to maintain Forest Stewardship Council (FSC) Certification or an equivalent certification and we are unable to source replacement certified volume, this might result in our losing sales. The forests managed by UBS Timber Investors have not retained FSC status. While these forests currently supply approximately 10% of the pruned log supply to our Taupo sawmill (which is the only Tenon sawmill producing for the US market), we believe that we will be able to manage our log sourcing to maintain the required FSC component.

      Pulp Log Supply

            We have long-term (45 year) commitments to Norske Skog Tasman Limited and Carter Holt Harvey Limited for supply of specific quantities of pulpwood. In order to continue to meet these commitments we have entered into back-to-back agreements, with 25-year commitment periods, with the members of the Kiwi Forest Group consortium for the supply of equivalent quantities of pulpwood. We also have a right of first refusal over any pulpwood produced from these forests after the end of the committed periods. The details of our supply obligation and the back-to-back agreements are listed in "Item 10 - Material Contracts". We also have long-term commitments to supply Norske Skog Tasman Limited and Carter Holt Harvey Limited under the Back-up Agreement. This agreement is discussed in greater detail under "Item 4 - Tasman Contracts and the Back-up Agreement".

            Our ability to meet these pulpwood commitments is dependent, in part, on ongoing performance by these third party suppliers and, if the fixed supply was withdrawn or reduced at the end of the committed periods, we would need to source replacement supply. We consider that, if necessary, we would be able to source replacement volume given the volumes of pulpwood that are expected to be produced in the central North Island, as well as from the first right of refusal over the pulpwood produced by these third parties. Carter Holt Harvey and Norske Skog Limited have assumed a greater role in managing the pulpwood supply directly including managing any shortfall in supply, and we are in discussions to formalise those arrangements.

            We also have a commitment to Fletcher Building Limited for the supply of pulpwood and whole log chip, along with all residues from our processing facilities and all sawmill chip from our Taupo sawmill. At present, this supply obligation is being met entirely from whole log chip produced from pulp logs sourced from our former forest assets and third party sources.

      Litigation

            In March 2004 we were served with legal proceedings by Body Corporate No. 200200 (First Plaintiff) and Christopher Rayner Kittow & Others (Second Plaintiff) in respect of a block of apartments built on Armory Drive, Botany Downs, Manukau City, Auckland, New Zealand and known as the Sacramento Development. The claim essentially relates to damage to the apartments as a result of wood rot.

            The Plaintiffs have filed claims against a number of parties involved in the design and construction of the apartment development. The Second Defendant Ellerslie Park Holdings Limited ("EPHL") has in turn joined 17 parties as third parties to the proceedings. Tenon is the 17th Third Party.

            EPHL's first cause of action against Tenon is for negligence. The second cause of action is for breach of the Fair Trading Act. The total claim against Tenon by EPHL is for the sum to which EPHL is found liable. The amount the Plaintiffs are claiming from EPHL is $22.2 million plus loss of value due to stigma, consequential costs and interest and costs. It is our view that these claims are substantially without merit, and if they are pursued they will be vigorously defended.

      The Tasman Contracts and the Back-up Agreement

            The Tasman Contracts represent long-term arrangements for the supply of sawlogs and pulpwood from the former Forestry Corporation of New Zealand Limited ("FCNZ") forests to the former Fletcher Challenge Group. The Tasman Contracts provided Fletcher Challenge Building and Fletcher Challenge Paper and Tenon Industries Limited (formerly Fletcher Challenge Forests Industries Limited and Fletcher Challenge Forests Limited) with an option to purchase, but did not include any "take-or-pay" obligation. FCNZ agreed with us and the Crown to assume liability for the satisfaction and performance of the obligations of the Tasman Contracts, and to indemnify the Crown from and against all related claims and proceedings. This obligation was then assumed by the Central North Island Forest ("CNIF") Partnership on its formation in September 1996 when the CNIF Partnership acquired the assets of FCNZ.

            The contract supply volumes for the remaining term of the Tasman Contracts are shown below:

                      Tasman Contracts Volume (m3 per year)

Year ending June 30           Pulpwood (1)           Sawlogs             Total
-------------------           ------------           -------             -----
To 2005                        1,053,000             440,088           1,493,088
2005 to 2030                     708,442             440,088           1,148,530

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

            With the purchase of Fletcher Challenge Paper by Norske Skog, effective July 28, 2000, Fletcher Challenge Paper ceased to be a party to the Tasman Contracts. Two subsidiaries of Tenon Limited (Tenon Industries Limited and Tenon Manufacturing Limited) remain parties to the Tasman Contracts. We endeavoured to have the CNIF Partnership assign the pulpwood entitlement to Norske Skog. Our partner at the time, CITIC, refused to agree to the assignment.

            In lieu of this assignment, we have contracted to supply up to 500,000 m3 of pulpwood per year to Norske Skog, for each of the years ending March 31, 2001 to March 31, 2005, reducing to 400,000 m3 per year for each year thereafter through to March 31, 2020 ("the Back-up Agreement"). The terms of supply are substantially similar to the terms of the Tasman Contracts.

            Pulp log pricing is based on the average of 12 regional at-mill-door pulp log prices as reported by Wood Resources International Inc., adjusted and discounted to reflect quality differences. The regions are located in North and South America, Europe, Australia and New Zealand.

            The chip price is based on the central North Island price of chips for the year ended March 31, 1995, indexed for movements in the reported average prices for chips in ten regions of the world (as to 60%) and the average Tasman Pulp and Paper (now Norske Skog) third party chip purchase price (as to 40%), and adjusted to reflect quality differences.

            On May 6, 2003 we entered into a sawlog supply agreement with the Receivers of the CNIF Partnership for 500,000 m3 of sawlogs per year (the CNIF Partnership was placed into receivership on February 26, 2001). As part of that process, our entitlement to pulpwood under the Tasman Contracts, was limited to the amount required to meet our obligations under the Back-up Agreement. During the term of this sawlog supply agreement the sawlog component of the Tasman Contracts was to sit in abeyance. On November 20, 2003 the sawlog supply agreement and the Tasman Contracts were novated to KT Acquisition Company (Cayman Islands) and NZT Acquisition Company (Cayman Islands) as partners of the KT Partnership ("KT"), the purchaser of the CNIF Partnership forestry assets from the Receivers of the CNIF Partnership. On June 30, 2004 the sawlog supply agreement terminated and the sawlog component of the Tasman Contracts revived.

            Pursuant to the proposed Wood Supply Election Deed specified above under the Sawlog Supply section, Tenon will at any time before February 1, 2005 be able to elect one of two new wood supply options. Once the election is made the new sawlog agreement/s will replace the sawlog component of the Tasman Contracts.

            Under the first option Tenon may elect that KT supply it with 210,000 tonnes of sawlogs per annum pursuant to a sawlog supply agreement and a further 80,000 tonnes of pruned sawlogs per annum under a separate pruned sawlog supply agreement. Under both agreements KT would supply specific volumes of sawlogs. Under both agreements either party can terminate the arrangements by giving not less than 12 months' notice at any time after January 1, 2013. Under the sawlog supply agreement at any time after December 31, 2006 either party may give not less than 12 months' notice to convert the sawlog agreement to a stumpage supply arrangement of 500,000 tonnes per annum. If Tenon assigns all or part of its rights and obligations under the sawlog agreement or pruned sawlog agreement at any time prior to a party electing to convert to stumpage, then the date set out above, of December 31, 2006, shall be extended out to December 31, 2007.

            Under the second option Tenon may elect that KT supply it with 80,000 tonnes of pruned sawlogs per annum under a separate pruned sawlog supply agreement. Either party can terminate the agreement by giving not less than 12 months' notice at any time after January 1, 2013. At any time after January 1, 2008 either party may give not less than 12 months' notice to convert the pruned sawlog agreement to a stumpage supply arrangement with sufficient volume being supplied to provide 80,000 tonnes of pruned sawlogs per annum. Tenon has the right to terminate the agreement if KT elects to convert to stumpage.

            KT, Tenon, Norske Skog Tasman Limited and Carter Holt Harvey Pulp & Paper Limited are parties to an Abeyance Deed dated November 24, 2004. The Abeyance Deed terminates on June 30, 2005, unless the parties agree to extend the term. Pursuant to the Abeyance Deed the pulp component of the Tasman Contracts and the Back-up Agreement have been placed in abeyance and KT is supplying Carter Holt Harvey Pulp & Paper Limited and Norske Skog Tasman Limited directly pursuant to new interim pulp supply agreements. During the term of the new interim pulp supply agreements, KT, Carter Holt Harvey Pulp & Paper Limited and Norske Skog Tasman Limited will endeavour to enter into new long-term pulp supply arrangements. If they do enter into new long-term pulp supply arrangements then the pulp component of the Tasman Contracts and the Back-up Agreement will terminate. If they do not enter into new long-term pulp supply arrangements, before June 30, 2005 (or any extension to that date), then the pulp component of the Tasman Contracts and the Back-up Agreement will revive.

ORGANIZATIONAL STRUCTURE

            Our principal subsidiaries, associates and affiliates are outlined below:

                                                  Country of             %          Principal
                                                 Incorporation        Holding       Activity
                                                 -------------        -------       --------
Principal Subsidiaries
Tenon Industries Limited                              NZ                100         Funding
Tenon Manufacturing Limited                           NZ                100         Processing
Tenon New Zealand Limited                             NZ                100         Holding Company
Tenon USA Inc.                                        USA               100         Marketing
Tenon North America Limited                           NZ                100         Holding Company
Tarawera Forests Limited (1)                          NZ                82          Holding Company
Tenon Funding USA Limited                             NZ                100         Funding
The Empire Company Inc.                               USA               67          Distribution

Associates and Affiliates
American Wood Moulding LLC                            USA               50          Distribution
AWM Mexico                                          Mexico              50          Distribution
Zenia House A/S                                     Denmark             20          Furniture
Wood Exports New Zealand (1986) Limited (2)           NZ                39          Processing

(1) On November 3, 2004 we acquired Maori Investments Limited's 10.8% shareholding in Tarawera Forests Limited.
(2) On September 29, 2004 we sold our 39% shareholding in Wood Exports New Zealand (1986) Limited.

PROPERTY, PLANTS AND EQUIPMENT

The following table shows our material properties and include information regarding the size and use of the properties, their productive capacities (where relevant) as well as whether the properties are leased or owned:

                                                                                                                  Output
                                    Leased /                                                                     Capacity
Major Tangible Fixed Assets           Owned        Size              Use                   Products            (m3 / year)
---------------------------         --------    --------     -------------------       ---------------------   -----------
Kawerau Sawmill and                   Owned     23.26 ha     Sawmill and          o    Origin(R) Timeframe -      355,000
Remanufacturing Plant,                                       lumber                    kiln-dried
Fletcher Ave,                                                remanufacture plant       stress-graded framing
Kawerau                                                                                lumber
                                                                                  o    Feedstock for
                                                                                       Remanufacturing Plants
                                                                                  o    Other Structural
                                                                                       Lumber
                                                                                  o    Finger-jointed and
                                                                                       laminated lumber

Ramsey Roundwood,                     Owned      0.43 ha     Retail and           o    Posts and poles,
280 Great South Road,                                        distribution              landscaping and
Drury, Auckland                                                                        Origin(R) Outdoor
                                                                                       treated products

Rainbow Mountain Sawmill,             Owned     61.93 ha     Sawmill              o    Kiln-dried                 185,000
216 State Highway 38,                                                                  stress-graded framing
RD 3,                                                                                  lumber
Rotorua                                                                           o    Origin(R) Outdoor
                                                                                       treated lumber

Ramsey Roundwood,                    Leased      0.38 ha     Retail and           o    Posts and poles,
82 Foundry Road                                              distribution              landscaping and
Silverdale, Auckland                                                                   outdoor treated
                                                                                       products

Taupo Sawmill and Remanufacturing     Owned     34.86 ha     Sawmill and          o    Appearance grade           270,000
Plant,                                                       Lumber                    lumber
199 Centennial Drive,                                        remanufacture plant  o    Feedstock for
Taupo                                                                                  remanufacturing plants
                                                                                  o    Solid lineal moldings

Mount Maunganui Plywood Mill,        Leased      7.34 ha     Remanufacture plant  o    Origin(R) Plywood -         45,000
Hewletts Rd,                                                                           standard and treated
Mount Maunganui                                                                        structural plywood
                                                                                  o    Dried veneer

Mount Maunganui Shipping Office,     Leased                  Office
8A Rata Street,
Mount Maunganui

Tenon House,                         Leased                  Office
8 Rockridge Avenue,
Penrose, Auckland

Ngahere House,                       Leased                  Office
Vaughan Road,
Rotorua

Mount Maunganui Plywood,             Leased                  Storage              o    Plywood
11 Hocking Street,
Mount Maunganui

Christchurch Office,                 Leased                  Office
17 Leslie Hills Drive,
Christchurch

                                                                                                                  Output
                                    Leased /                                                                     Capacity
Major Tangible Fixed Assets           Owned        Size              Use                   Products            (m3 / year)
---------------------------         --------    --------     -------------------       ---------------------   -----------
Napier Office,
Breakwater Road,
Port Administration Building,
Napier

Ramsey Roundwood,                    Leased                  Sales Office
280 Great South Road,
Drury, Auckland

Empire,                              Leased    222,000       Distribution         o    Molding & Millwork
8181 Logistic Drive,                             sq ft       facility and Head
Zeeland MI,                                                  Office
USA

Empire,                              Leased    122,189       Distribution         o    Molding & Millwork
101 Dexter St.West,                              sq ft       facility
Chesapeake VA,
USA

Empire:                              Leased    127,000       Distribution         o    Molding & Millwork
1390 NW 80th Ave.                                sq ft       facility
Ocala FL
USA

Empire,                              Leased    174,000       Distribution         o    Molding & Millwork
Allentown Commerce Park                          sq ft       facility
Building 1,
2027-35 S.12th St.,
Allentown PA,
USA

            We also, as at date of filing, own approximately 2,800 hectares of forests on non-freehold land. We will be looking at options to realize value from these assets and complete our exit from forest ownership.

            For a general discussion regarding our property, plants and equipment, refer to "Business Overview" above.

      Environmental Issues

            We do not believe that there are any environmental liabilities affecting any of our individual properties that are material to our business. A discussion of environmental issues that affect our business generally is presented below under "Environmental Issues".

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

            An environmental provision was established to provide for ongoing management and remedial costs at various processing sites. The provision totaled $4 million as at June 30, 2004 and is expected to be utilized progressively over the coming three years.

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

INSURANCE

            We believe that our risk management programmes are adequate to protect our assets and earnings against loss incurred, within a self-insurance level of $7.5 million for any one loss for property, machinery breakdown and business interruption and $5 million for public and product liability. Based on past experience, we do not anticipate that future losses within this level would have a significant impact on our financial position or results of operations.

            Based on past experience and our ability to manage risk, the small area of our remaining forest estate is not insured. In certain circumstances, where required by law or where management considers it appropriate, insurance may be arranged for exposures within the self-insurance levels. Subject to self-insurance of $7.5 million and $5 million for any one loss, we remain insured with re-insurers of high credit quality for the following risks:

                                                              Limit of insurance
                                                              ------------------
Public and product liability (NZ$ million)....................         100
Loss or damage to Group property including business
interruption and machinery breakdown (NZ$ million)............         150

            We have arranged a programme of directors' and officers' liability insurance and indemnities and statutory liability insurance to the extent permitted by statute and our constitution.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OPERATING RESULTS

            The discussion and analysis set forth below is based on the Tenon Audited Consolidated Financial Statements included in this annual report. The Tenon Audited Consolidated Financial Statements are prepared in accordance with NZ GAAP. NZ GAAP differs in certain significant respects from US GAAP. As used in this annual report, "Operating Earnings" (as described in the Statement of Financial Performance) represents Earnings before Taxation and Funding Costs. We believe that Operating Earnings is commonly used in New Zealand for discussing a company's performance. We have, consistent with publicly listed companies in New Zealand, used Operating Earnings in the management's discussion and analysis of financial position and results of operations as a measure of financial performance. Operating Earnings is not an alternative to US GAAP earnings, loss, cash flows or liquidity as measures of financial performance. The "ratio of Debt to Total Capitalization" is the ratio of debt to debt plus total equity at book value.

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

      Exchange Rate Sensitivities

            Our financial performance is sensitive to the New Zealand dollar exchange rate, particularly against the US dollar and any movement in the New Zealand dollar could have a material impact on our financial condition or results of operations. A strengthening of the New Zealand dollar would cause a fall in our operating revenue, which would be partly offset by a reduction in our operating costs such as fuel and freight costs which are largely denominated in US dollars. Although we are currently in a net cash position, as a result of the surplus cash generated by the forest sales, we will revert to an appropriate level of bank borrowing following the second capital return planned for February 2005. When we do so, a significant proportion of our interest cost will also be US dollar denominated, as explained below. In addition a component of our operating costs, in particular log costs, are functionally linked to the US / New Zealand dollar exchange rate, moving partially in correlation with New Zealand dollar export returns from logs or wood products.

            In order to provide a short-term hedge against exchange rate risk, the currency denomination and quantum of our debt outstanding is managed so that the net economic exposure to currency movements, on the aggregate of balance sheet and net revenue items, is offset within defined policy limits. Our current policy is to maintain foreign currency denominated debt representing 40% to 70% of our aggregate balance sheet and net revenue items (based upon our forecast net foreign currency revenue streams for the following 12 months). In this way the economic impact of any movement in the New Zealand dollar exchange rate will be (partially) offset by a corresponding but opposite movement in the valuation of foreign currency debt.

            The timing of the change in exchange rates will also impact our earnings as the full amount of the gain or loss on the revaluation of our foreign debt will be recorded immediately, while the offsetting impact on earnings will be spread over the subsequent 12 months.

      Critical Accounting Policies and Estimates

            The accounting policies discussed below are considered by management to be critical to an understanding of our financial statements because their application places the most significant demands on management's judgement, with financial reporting results relying on estimation about the effect of matters that are inherently uncertain.

      Contingent Liabilities

            Contingent liabilities are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Estimating probable losses requires estimates and judgements about future actions and events by third parties including warranty liabilities.

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

            For the purposes of considering whether there has been Permanent Impairment, assets are grouped at the lowest level for which there is identifiable cash flows that are largely independent of the cash flows of other groups of assets.

            When an impairment loss arises the impairment is measured as the amount by which the book value exceeds the recoverable amount of the asset.

      Discontinued Operations

            Discontinued operations relates to any significant parts of the business that have been disposed of by the Company during the year.

      Taxation

            The provision for current tax is the estimated amount due for payment in the next 12 months.

            The provision for deferred tax is the liability for taxation that has been deferred because of timing differences less taxation benefits, which will offset the deferred liability as it arises. The provision for deferred taxation has been calculated by applying the liability method.

            The future tax benefit of past and current tax losses, to the extent they exceed related deferred taxation liabilities is not recognized unless utilization is considered virtually certain.

      Forest Valuation

            Forest crop is revalued to our Directors' estimate of market valuation. The net gain/loss arising from changes in Forest Crop valuation is credited/debited to the Statement of Financial Performance.

            The following forest valuation approach was applied prior to the decision to sell the Group's forestry assets. An estimate of market valuation (assuming continued use) of our forests was undertaken by our directors and incorporated in the Statement of Financial Position. The estimate of market value was based on a combination of net present value and compounded replacement cost. We believe this valuation disclosure provided timely, relevant and transparent information in relation to our forest plantation.

            Our directors' estimate of market valuation was determined for different age classes, as follows:

            o     Age class (1-5 years); compound replacement costs.
            o Age class (6-14 years); progressive weighting of compound replacement cost from year six to net present value of future net cash flows at end of year fifteen.
            o     Age class (15+ years); net present value of future cash flows.

            The measure of net present value of the plantation forest estate was determined as the amount by which future after tax cash inflows from the standing plantation forest exceed the future after tax cash costs of harvesting, transporting and marketing the logs produced. Compound replacement cost represented the cost of initial establishment and subsequent silviculture costs compounded at a rate of 5.0%. For 2002-03 the net present value was calculated using a real after tax discount rate of 10.5%, which represented our assessment of the required risk-adjusted, real after tax return on forestry investments.

      Permanent Impairment of the second-ranking debt owed to us by the CNIF Partnership

            During 2001-02 we fully wrote off the carrying value of the second-ranking debt owed to us by the CNIF Partnership. The write off followed a directors' review which concluded that if a sale of the CNIF Partnership was completed, the proceeds of the sale would not be likely to exceed the value of the senior bank debt. On October 25, 2003, the Receivers announced that they had entered into a contract to sell the forest-related CNIF Partnership assets to entities controlled by the endowment fund of Harvard University. We have been advised by the Receivers that there would be no payment of any of the second-ranking debt owing to us as a result of the sale.

      Recently Issued Accounting Standards

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

            In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and related asset retirement costs. SFAS 143 is effective for financial statements with fiscal years beginning after June 15, 2002, and has not had any impact on the Group's financial statements.

            In October 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. This Statement supersedes SFAS 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of".

            In June 2002, the FASB issued SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" which nullifies Emerging Issues Task Force (EITF) Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 requires that a liability for exit or disposal activities be recognized and initially measured at fair value only when a liability has been incurred. Therefore, the recognition of such costs is deferred until all criteria of a liability are met. The adoption of SFAS 146 had no impact on the Group's results of operations and financial position.

            In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others (an interpretation of FASB Statements No. 5, 57 and 107 and Rescission of Interpretation No. 34)" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness to Others" ("Interpretation 34"). The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The Group adopted the disclosure requirements in the year ended June 30, 2003. The Group adopted the initial recognition and initial measurement provisions of FIN 45 and it had no material impact on the Group's results of operations and financial positions.

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

            In April 2003, the Financial Accounting Standards Board issued Statement No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities"("SFAS 149"). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133. In particular, it
(1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to conform it to the language used in FIN 45 and (4) amends certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after June 30, 2003, except as stated below and for hedging relationships designated after June 30, 2003. The provisions of SFAS 149 that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after June 15, 2003. SFAS 149 should be applied prospectively. The adoption of SFAS 149 had no impact on the Group's results of operations and financial position.

            In April 2003, the FASB issued an amendment to Statements of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities", which amends and clarifies financial accounting and reporting for derivative instruments, and for hedging activities under SFAS 149. This amendment is effective for contracts entered into or modified after June 30, 2003, has had no impact on the Group's results of operations and financial position.

            In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The Statement requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 affects an issuer's accounting for three types of freestanding financial instruments, namely:

            o Mandatory redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets;
            o Financial instruments, other than outstanding shares, that do or may require the issuer to buy back some of its equity shares in exchange for cash or other assets;
            o Unconditional obligations that can be settled with equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's equity shares.

            SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling such instruments and the capital structure of entities, all of whose shares are mandatory redeemable. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this standard has not had a material impact on the Group's results of operations and financial position.

      International Financial Reporting Standards (IFRS)

            New Zealand has decided to adopt IFRS for balance dates after January 1, 2007 with the option of early adoption from January 1, 2005.

      Recent Developments

      Review of Structural Consumer Solutions Business

            On September 10, 2004, we announced that we were undertaking a strategic review of our Structural Consumer Solutions business after receiving credible unsolicited approaches in relation to the Structural Consumer Solutions business activities. While we had not sought to dispose of our Structural business we have determined that in the interest of our shareholders, this opportunity should be explored to establish whether we could create more value from a sale than from continued ownership. We anticipate that the outcome of this process will be known by the time of the Company's Annual Meeting on December 22, 2004.

      Forests Sale Related Transactions

            On November 3, 2004 our subsidiary Tarawera Forests Limited ("Tarawera") sold 30,200 hectares of freehold land owned by Tarawera to Maori Investments Limited. Contemporaneously with this land sale, Tenon Manufacturing Limited acquired 100% of Maori Investments Limited's Class C shares in Tarawera.

      F7 Mislabelling of Product for Australian Market

            One of our mills, the Rainbow Mountain sawmill, has for a number of months been mistakenly pressure imprinting a treated product brand on untreated F7 lumber for delivery to four distributor customers in the Australian Structural market. The product was delivered and invoiced to our customers as untreated F7 lumber. It was clearly identifiable as untreated product by the absence of dyes and odour normally associated with the treatment process. The untreated F7 lumber outer wrap packaging was clearly distinguishable from treated F7 packaging.

            We are in the process of working with its customers to locate and remove from the Australian market mislabelled F7 lumber supplied by us.

            We are investigating the risk that consumers may have mistakenly used our untreated F7 lumber in outdoor environments. While we currently believe that the possibility of such use is low, due to the above distinguishing features of our untreated F7 lumber when compared to treated F7 lumber, we may be subject to costs associated with replacing untreated F7 lumber that has been used in outdoor environments. We do not believe that the amount of these costs will be material to our business.

            If used in an outdoor environment, the longevity of the untreated F7 lumber is significantly less that that of appropriately treated F7 lumber.

            We have advised the Australian Competition and Consumer Commission and are working with the Commission in relation to this issue.

TENON - CONTINUING OPERATIONS

The following tables set out our Operating Revenue and Earnings for the periods indicated.

                                                   2003-04    2002-03    2001-02
                                                   -------    -------    -------
Operating Revenue                                       (In NZ$ millions)

Processing and Distribution
     Structural                                       251        226        215
     Appearance                                       303        167        194
                                                   ----------------------------
Total Processing and Distribution                     554        393        409

Other                                                   2         --         --
                                                   ----------------------------
Total Operating Revenue                               556        393        409
                                                   ============================

Represented by:
Sales Revenue                                         537        387        412
Other Revenue                                          19         14         14
Inter-segmental Operating Revenue                      --         (8)       (17)
                                                   ----------------------------
Total Operating Revenue                               556        393        409
                                                   ============================

                                                   2003-04    2002-03    2001-02
                                                   -------    -------    -------
Operating Expense                                       (In NZ$ millions)

Processing and Distribution
     Structural                                       237        214        223
     Appearance                                       272        149        168
        Other                                          (1)       (19)       (18)
                                                   ----------------------------
Total Processing and Distribution                     508        344        373
                                                   ============================

                                                   2003-04    2002-03    2001-02
                                                   -------    -------    -------
Earnings                                                (In NZ$ millions)

Processing and Distribution
     Structural                                        14         12         (8)
     Appearance                                        31         18         26
                                                   ----------------------------
Total Processing and Distribution                      45         30         18

Other (1)                                               3         19         18
                                                   ----------------------------
Operating earnings                                     48         49         36
Funding Costs                                          (2)        (3)        (3)
                                                   ----------------------------
Earnings before Taxation                               46         46         33
Taxation                                              (11)       (13)       (16)
                                                   ----------------------------
Earnings after Taxation                                35         33         17
Minority Interest                                      (3)        --         --
                                                   ----------------------------
Net Earnings from Continuing Operations                32         33         17
Net Earnings from Discontinued Operations             (74)      (304)      (266)
                                                   ============================
Net Earnings                                          (42)      (271)      (249)
                                                   ============================


(1) 2003-04 includes foreign exchange gains on net foreign denominated debt instruments ($9 million) and interest income on cash ($2 million) not attributed to a specific business segment offset by $6 million of overheads costs, and $2 million in costs associated with the partial takeover offer by Rubicon Forests Limited. 2002-03 and 2001-02 relates to foreign exchange gains on net foreign denominated debt instruments not attributed to a specific business segment.

            Reference should be made to "Recently Issued Accounting Standards" (Item 5 above), which describes changes in our accounting policies.

RESULTS OF CONTINUING OPERATIONS

      2003-04 compared with 2002-03

            Revenue from Continuing Operations (referred to as Operating Revenue in the financial statements) for 2003-04 was $556 million, an increase from $393 million for 2002-03. Sales Revenue for 2003-04 increased by $158 million from $379 million in 2002-03 to $537 million in 2003-04, due largely to The Empire Company's results being consolidated from November 1, 2003 after Tenon increased its stake in The Empire Company from 33% to 67%. Post the sale of our forest and supply business, our Structural Consumer Solutions business and Appearance Consumer Solutions business have also begun to sell logs to external parties. This activity combined with improved US pricing partially offset by the high US exchange rate, also contributed to the increase in revenue. Other Revenue contributed $19 million for 2003-04 up from $14 million in 2002-03. Other Revenue included equity earnings from associates of $15 million for 2003-04 up from $14 million in 2002-2003, reflecting the increased returns from associate companies (even though The Empire Company ceased being reported as an associate upon consolidation from November 1, 2003) and Interest Revenue of $4 million in 2003-04.

            Operating Expenses (excluding unusual items of $2 million) for 2003-04 were $506 million compared with $344 million in 2002-03. Excluding the effect of the consolidation of The Empire Company, the business has been stable with no significant changes in operating expense.

            Operating Earnings for 2003-04 were $48 million compared with $49 million in 2002-03. Unusual items, included within Operating Earnings of $2 million in 2003-04, related to costs associated with the partial takeover offer by Rubicon Forests Limited.

            Funding Costs for 2003-04 were $2 million compared with $3 million for 2002-03. Following the forests sales, the Group is in a positive net cash position and will revert to a more appropriate capital structure once the return of capital programme has been completed during the 2004-05 financial year. Subject to shareholder and High Court approval an additional capital return of $321 million is planned for early 2005. This return will be partially funded from the existing debt facility.

            A Taxation expense of $11 million was recognized for 2003-04 compared with an expense of $13 million for 2002-03. The difference between the statutory tax rate of 33% and the effective tax rate of 24% in 2003-04 was primarily due to deductions relating to the sale of forest assets.

            Net Earnings from Continuing Operations were $32 million in 2003-04 compared with $33 million in 2002-03. The Net Loss from Discontinued Operations was $74 million in 2003-04 compared to a loss of $304 million in 2002-03 (refer to page 39 for an explanation of the results of the Discontinued Operations). This generated a Net Loss for the Group for 2003-04 of $42 million compared with a Net Loss of $271 million in 2002-03.

      Processing and Distribution - Structural Consumer Solutions

            Operating Revenue was $251 million in 2003-04 compared with $226 million in 2002-03. The 11% increase in operating revenue relates primarily to revenue from external log sales which is a new activity for the Structural business. Excluding the external log sales, revenue for the remaining business was consistent with the previous year. Overall sales volumes were similar to the prior year.

            Operating Earnings for 2003-04 were $14 million compared with $12 million in 2002-03, reflecting strong demand for structural wood in New Zealand and Australia, driven by strong New Zealand and Australian residential housing activity. Operating Expenses increased by 11% to $237 million in 2003-04, compared with $214 million in 2002-03, which was in line with the increase sales activities.

      Processing and Distribution - Appearance Consumer Solutions

            Operating Revenue was $303 million in 2003-04 compared with $167 million in 2002-03. Operating Revenue in 2003-04 and 2002-03 included earnings from our associated companies of $15 million and $14 million, respectively. The increase in Operating Revenue in 2003-04 was primarily due to the consolidation of The Empire Company revenues from November 2003. The increase also reflects the cyclical increase in US prices partially offset by reduced New Zealand dollar returns due to the strengthening New Zealand dollar. The benchmark Moulding and Better lumber grade prices increased 51% during 2003-04 from US$900 per thousand board feet to US$1,360, which translates to a 21% increase in New Zealand dollars.

            Operating Earnings for 2003-04 were $31 million, compared with $18 million in 2002-03. The $13 million increase in Operating Earnings reflects the consolidation of The Empire Company earnings from November 2003 and strong earnings from our US distribution businesses. Operating Expenses increased to $272 million in 2003-04 compared with $149 million in 2002-03 reflecting the consolidation of Empire's results.

            Earnings from associated companies, which are included in Operating Revenue, represented income from our equity positions in US distribution companies. In US dollars, earnings rose 14% to US$9 million during 2003-04, compared with 2002-03. The contribution to Operating Revenue and Operating Earnings from our associate partners was $15 million in 2003-04 and $14 million in 2002-03. The Empire Company was equity accounted for the period up to November 1, 2003, at which point we took a controlling interest and started to consolidate the results.

      2002-03 compared with 2001-02

            Revenue from Continuing Operations (referred to as Operating Revenue in the financial statements) for 2002-03 was $393 million, a decrease from $409 million in 2001-02. Sales Revenue for 2002-03 decreased by $16 million from $395 million in 2001-02 to $379 million in 2002-03, reflecting primarily a weakening in US lumber prices and a stronger New Zealand dollar. Other Revenue contributed $14 million for both 2002-03 and 2001-02. Other Revenue for both periods included equity earnings from associates of $14 million (predominantly our United States distribution associates).

            Operating Earnings for 2002-03 were $49 million compared with $36 million in 2001-02. The main driver behind this increase was a $17 million improvement in earnings from the Structural business, following the withdrawal from the loss-making Japanese housing business, and growth in sales of key products. This was partially offset by lower returns from the US business as described above. There were no Unusual items included within Operating Earnings for 2002-03 compared with a loss of $3 million in 2001-02.

            Operating Expenses for 2002-03 were $344 million compared with $373 million in 2001-02. The $29 million decrease reflects primarily a drop in selling activity in the USA in the second half of 2002-03 and the impact of the withdrawal from the Japanese housing business.

            Funding costs for 2002-03 were $3 million compared with $3 million for 2001-02.

            A taxation expense of $13 million was recognized for 2002-03 compared with an expense of $16 million for 2001-02. The difference between the statutory tax rate of 33% and the effective tax rate of 28% in 2002-03 was primarily due to the over provision of the taxation expense in the prior year.

            Net Earnings from Continuing Operations were $33 million in 2002-03 compared with $17 million in 2001-02. The Net Loss from Discontinued Operations was $304 million in 2002-03 compared to a loss of $266 million in 2001-02 (refer to page 39 for an explanation of the results of the Discontinued Operations). This generated a Net Loss for the Group for 2002-03 of $271 million compared with a Net Loss of $249 million in 2001-02.

      Processing and Distribution - Structural Consumer Solutions

            Operating Revenue was $226 million in 2002-03 compared with $215 million in 2001-02. The 5% increase in operating revenue reflects increased prices and volumes due primarily to the strong New Zealand and Australian residential housing market.

            Operating Earnings for 2002-03 were $12 million compared with a loss of $8 million in 2001-02, reflecting the strong structural wood market in New Zealand which has been fuelled by the New Zealand residential housing boom, operational improvements, and the withdrawal from the loss-making Japanese housing business. Operating Expenses reduced by 4% to $214 million in 2002-03, compared with $223 million in 2001-02. Costs were impacted by a 3% reduction in the average log costs during the period, reflecting a partial flow-on benefit to domestic log costs from weaker log export returns.

      Processing and Distribution - Appearance Consumer Solutions

            Operating Revenue was $167 million in 2002-03 compared with $194 million in 2001-02. Operating Revenue in 2002-03 and 2001-02 included earnings from our associated companies of $14 million. The decrease in Operating Revenue in 2002-03 reflects the cyclical decline in US prices combined with reduced NZ dollar returns due to the strengthening NZ dollar. The benchmark Moulding and Better lumber grade prices fell 31% during 2002-03 from US$1,300 per thousand board feet to US$900, which translates to a 40% decline in NZ dollars.

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

            Earnings from associated companies, which are included in Operating Revenue, represented income from our equity positions in US distribution companies. In US dollars, earnings rose 21% during 2002-03 to US$8 million compared with 2001-02. The contribution to Operating Revenue and Operating Earnings from our associate partners was $14 million for both 2002-03 and 2001-02.

LIQUIDITY AND CAPITAL RESOURCES

      2003-04 compared with 2002-03

            Our cash flow from Continuing Operations before net working capital movements during 2003-04 was $35 million, compared with $31 million in 2002-03. Net working capital requirements for 2003-04 and 2002-03 represented an outflow of $15 million and $2 million, respectively. In 2003-04 this outflow was primarily a result of an increase in trade debtors and stock, partially offset by an increase in creditors. For 2002-03 the outflow was primarily a result of a reduction in creditors, partially offset by a reduction in trade debtor and stock levels in 2002-03.

            Investing activities in 2003-04 resulted in an outflow of $30 million in cash compared with a cash outflow of $17 million in 2002-03. Investing activities in 2003-04 comprised of capital expenditure on fixed assets of $12 million and investments of $18 million. The purchase of fixed assets in 2003-04 included work on a third kiln at the Rainbow Mountain sawmill, a new kiln at the Taupo sawmill, an optimising trimsaw at the Taupo sawmill and work on the upgrade to the log feed and primary sawing equipment at the Kawerau sawmill. The investment expenditure of $18 million related to the increase in our shareholding of the The Empire Company (up from 33% to 67%) and the purchase of a 20% stake in Zenia House. Investing activities in 2002-03 comprised of capital expenditure on fixed assets of $6 million and investments of $12 million. The capital expenditure on fixed assets included expansions to a third molding line at the Taupo Moldings Plant and an upgrade of capacity at the Mount Maunganui Plywood plant. Both were incremental capacity improvements achieved at relatively low cost, $3 million in total. The investment expenditure of $12 million related to our North American distribution business.

            Following the completion of the forest sale in February 2004 the Group repaid its outstanding debt. The Company entered into a new debt facility to partially fund the $349 million capital return on March 31, 2004. Subject to shareholder and High Court approval, an additional capital return of $321 million is planned for early 2005. This return will be partially funded from the existing debt facility.

            Depreciation totaled $13 million in 2003-04, compared with $13 million in 2002-03.

            Cash dividends and distributions paid during 2003-04 were $1 million relating to minority interests, compared with $2 million in 2002-03. No dividend has been declared for Tenon's shareholders in 2003-04.

            Group equity totaled $498 million as at June 30, 2004, compared with $885 million as at June 30, 2003. The reduction in Group equity included the 2003-04 losses of $40 million (including a $74 million loss from discontinued operations), a capital return of $349 million, a decrease in reserves from currency translation variations upon translation of foreign operations into our reporting currency ($3 million), the dividend paid to minority interests ($1 million), and the acquisition of The Empire Company minority interest ($6 million).

            During 2004, the forest assets were sold for $725 million, and as at June 30, 2004 deferred forest settlements of $106 million remained outstanding and have been included as "available for sale" assets. The proceeds of the forest sale were included in the net cash flow from Discontinued Operations.

            The group had net cash of $107 million as at June 30, 2004 down from a net interest bearing debt of $29 million at June 30, 2003. The reduction in debt reflects the forest asset sale proceeds offset by a capital return to shareholders of $349 million during March 2004. In addition to the $141 million in cash as at June 30, 2004 we had, subject to ratio compliance, $144 million in unutilized committed lines of credit. These facilities are expected to satisfy our short-term liquidity needs.

            The table below summarizes our contractual obligations as of June 30, 2004.

                                       Total      within one   within one  within four   After five
                                                     year       to three     to five        years
                                                                 years        years
                                    ------------------------------------------------------------------
                                                           (In NZ$ millions)
Contractual Obligations
Term Debt                                34          18            16          --          --
Capital Expenditure Commitments           3           3            --          --          --
Operating Leases                         17           5             7           4           1
Capital Leases                           --          --            --          --          --
Other Long-Term Liabilities              --          --            --          --          --
                                    ------------------------------------------------------------------
Total                                    54          26            23           4           1
                                    ==================================================================

            There were de minimis levels of derivative activity by us during the year, as required for interest rate exposure management and foreign exchange exposure management. In these transactions, we have a policy of creating no exposure in excess of the actual underlying positions. See also "Item 11. Quantitative and Qualitative Disclosure about Market Risk."

      2002-03 compared with 2001-02

            Our cash flow from Continuing Operations before net working capital movements during 2002-03 was $31 million, compared with $22 million in 2001-02. Net working capital requirements for 2002-03 and 2001-02 represented an outflow of $2 million and an inflow of $7 million respectively, primarily as a result of reduced creditors and an increase in trade debtors in 2002-03 and 2001-02.

            Investing activities in 2002-03 contributed to a cash outflow of $17 million compared with a cash inflow of $2 million in 2001-02. Investing activities in 2002-03 comprised of capital expenditure on fixed assets of $6 million and investments of $12 million. The purchase of fixed assets in 2002-03 included expansions to a third molding line at the Taupo Moldings Plant and an upgrade of capacity at the Mount Maunganui Plywood plant, achieved at a relatively low cost of $3 million. The investment expenditure of $12 million related to our North American distribution business. The purchase of fixed assets in 2001-02 was $1 million. The divestment of fixed assets and investments during 2001-02 comprised the sale of our interest in Tasman KB ($3 million).

            Depreciation was $13 million in 2002-03, compared with $15 million in 2001-02.

            Cash dividends and distributions paid during 2002-03 were $2 million relating to minority interests, compared with $2 million in 2001-02. No dividend was been declared in 2002-03. Group equity totaled $885 million as at June 30, 2003, compared with $1,175 million as at June 30, 2002. The reduction in Group equity included the 2002-03 loss of $271 million and a decrease in reserves from currency translation variations ($9 million) upon translation of foreign operations into our reporting currency.

            Net interest bearing debt reduced to $86 million as at June 30, 2003 down $161 million from the $247 million at June 30, 2002. The reduction in debt reflected the strong operating cash flow achieved during the period, the sale of the forest cutting rights to UBS Timber Investments and currency translation benefits of foreign currency debt. In addition to the $47 million in cash as at June 30, 2003, we had, subject to ratio compliance, $172 million in unutilized committed lines of credit.

            The table below summarized our contractual obligations as of June 30, 2003.

                                       Total      within one   within one  within four   After five
                                                     year       to three     to five        years
                                                                 years        years
                                    ------------------------------------------------------------------
                                                           (In NZ$ millions)
Contractual Obligations
Term Debt                                 29           --           19           10           --
Capital Expenditure Commitments            3            3           --           --           --
Operating Leases                           9            3            3            2            1
Capital Leases                            --           --           --           --           --
Other Long-Term Liabilities               --           --           --           --           --
                                    ------------------------------------------------------------------
Total                                     40            6           22           12            1
                                    ==================================================================

            There were de minimis levels of derivative activity by us during the year, as required for interest rate exposure management and foreign exchange exposure management. In these transactions, we have a policy of creating no exposure in excess of the actual underlying positions. See also "Item 11. Quantitative and Qualitative Disclosure about Market Risk."

            Tenon operated a centralised funding function. Total Group term debt at June 30, 2003 of $133 million has been allocated between Continuing and Discontinued Operations based upon the net assets of the respective operations resulting in $29 million allocated to the Continuing business and $104 million allocated to the Discontinued Operations.

TENON - DISCONTINUED OPERATIONS - NZ GAAP

            During the year Tenon sold its forest assets for $725 million, allowing it to focus on its investment in higher margin wood processing, marketing and distribution activities.

            The following discussion relates to the segment previously disclosed as the Forest and Supply segment which has been referred to within the Tenon Audited Consolidated Financial Statements and elsewhere in this annual report as Discontinued Operations

      2003-04 compared with 2002-03

      Results of Discontinued Operations

            Revenue from Discontinued Operations (referred to as Operating Revenue in the financial statements) for 2003-04 was $188 million compared with $285 million for 2002-03, which reflects the disposal of the majority of Tenon's forests in February 2004.

            Operating Earnings from Discontinued Operations were a loss of $179 million for 2003-04, significantly better than the loss of $450 million in 2002-03. The 2003-04 result was impacted by a negative forest revaluation of $51 million compared with a negative forest revaluation of $451 million in 2002-03. 2003-04 also included $125 million in forest sale and reorganisation costs.

            A taxation benefit of $105 million was recognized for 2003-04, compared with a $153 million benefit in 2002-03, and included permanent differences relating to the sale of Tenon's forests and non-taxable gains on the sale of forest land.

            Net Earnings from Discontinued Operations were a loss of $74 million in 2003-04, compared to Net Earnings from Discontinued Operations of a loss of $304 million in 2002-03.

      Liquidity and Capital Resources

            Cash flow from Discontinued Operations during 2003-04 was $549 million compared with an out flow of $20 million in 2002-03. Included within the 2003-04 cash flow from Discontinued Operations were net proceeds from the sale of fixed assets of $587 million. As at June 30, 2004 deferred forest settlements of $106 million were outstanding. As at October 31, 2004 consents have been received relating to $95 million of the deferred forest settlements outstanding at balance date.

            There was no Discontinued Operations Capital expenditure for the year, compared to $5 million in 2002-03.

            Depreciation and depletions for Discontinued Operations totaled $6 million compared with $11 million in 2003-04, reflecting the sale of forest assets in February 2004.

      2002-03 compared with 2001-02

      Results of Discontinued Operations

            Revenue from Discontinued Operations (referred to as Operating Revenue in the financial statements) for 2002-03 was $285 million compared to $255 million for 2001-02, which reflects increased volumes of total log and residue sales (up 17% to 3.7 million m3). Domestic sales were $108 million, up 11%, while export sales also increased despite the stronger New Zealand dollar.

            Operating Earnings from Discontinued Operations were a loss of $450 million, significantly higher that the loss of $251 million in 2001-02. The 2002-03 year was impacted by the negative forest crop revaluation of $451 million compared to a revaluation of $53 million in 2001-02. In addition, the results in 2002-03 were impacted by the rise in the New Zealand dollar exchange rate throughout the year against our major trading partners and competing suppliers, higher shipping costs and increased harvesting costs as logging operations rotated to more difficult terrain, partially offset by an improved log mix (an increase in the proportion of higher value pruned logs), strong overall log demand, and higher US dollar prices.

            Unusual items totalling negative $31 million and negative $351 million impacted both the 2002-03 and 2001-02 results respectively. The $31 million unusual items for 2002-03 comprised $4 million in reorganisation costs relating to a debt refinancing, and the strategic redirection of the Group following the termination of the CNIF Partnership management contract, and $29 million relating to the sale of the forest cutting rights in April 2003. These losses were partially offset by a $2 million gain relating predominately to the closing of a foreign currency contract entered into to hedge the proposed acquisition of the CNIF Partnership forests. The $351 million unusual items for 2001-02 comprised a permanent impairment relating to the investment and advances to the CNIF Partnership of $349 million, and acquisition costs written off of $6 million relating to costs incurred on the proposed acquisition of the CNIF Partnership. These were partially offset by a gain on sale of forestry land of $2 million, the release of $4 million in provisions, less the establishment of a $3 million provision for costs related to the closure of the Japanese Engineering Products business unit, and the recovery of $1 million relating to a debt previously written-off following the sale of the Chilean forest operations.

            Operating Expenses excluding unusual items ($31 million) for 2002-03 increased by 20% to $253 million compared with $211 million in 2001-02 (excluding unusual items of $351 million), reflecting higher production volumes and increased harvesting and shipping costs.

            A taxation benefit of $153 million was recognized for 2002-03 compared with a charge of $7 million in 2001-02. The $153 million tax benefit for 2002-03 reflects the tax on the $450 million net loss for discontinued operations.

            Net loss from Discontinued Operations for 2002-03 was $304 million compared with $266 million in 2001-02.

      Liquidity and Capital Resources

            Cash flow from Discontinued Operations during 2002-03 was an out flow of $20 million compared with an out flow of $12 million in 2001-02.

            Cash flow from financing activities was an outflow from net settlement of debt of $147 million in 2002-03 compared to a $21 million inflow from net draw-downs of debt in 2001-02.

            Capital expenditure for 2002-03 totaled $5 million compared with $4 million in 2001-02 and comprised the purchase of a computer system and a bridge providing harvesting access to a forest block. The 2002-03 year also included $117 million received for the sale of fixed assets and forest crop.

            Depreciation for the Discontinued Operations totaled 11 million in 2002-03, compared with $13 million in 2001-02.

US GAAP

            US GAAP differs in certain significant respects from NZ GAAP as it relates to Tenon Limited.

            Net Earnings in accordance with US GAAP was a loss of $1,064 million in 2003-04, a loss of $423 million in 2002-03, and a loss of $390 million in 2001-02. The principal difference between NZ GAAP and US GAAP, in reconciling Net Earnings, relates to the market value accounting policy for the forest estate, the Currency Translation Reserve transferred to the revenue reserve upon disposal of the forest estate, which is expensed for US GAAP purposes, and the difference in treatment for discontinued operations. The net impact on net earnings under US GAAP as a result of the market value accounting policy for 2003-04 was an additional loss of $385 million, which included a permanent impairment based upon the US GAAP historic cost ($131 million), an additional loss on the sale of forest assets ($269 million) and a depletions charge ($31 million), offset by the capitalization of silviculture expenses ($11 million) and interest expense ($1 million) which were capitalized to the forest estate under US GAAP, and the reversal of the NZ GAAP forest devaluation ($34 million). The earnings impact of the Currency Translation Reserve expensed in 2003-04 was $640 million. The net impact on net earnings under US GAAP as a result of the market value accounting policy for 2002-03 was an additional loss of $149 million, which included a depletions charge ($68 million), an additional loss on the sale of cutting rights ($46 million) and permanent impairment based upon the US GAAP historic cost ($353 million), offset by the capitalization of silviculture expenses ($14 million) and interest expense ($12 million) which were capitalized to the forest estate under US GAAP, and the reversal of the NZ GAAP forest devaluation ($292 million).

            In accordance with US GAAP there were no discontinued operations in 2003-04, 2002-03 and 2001-02 due to continuing involvement in the forest sector. Total Net Earnings in accordance with US GAAP were a loss of $1,064 million in 2003-04, a loss of $423 million in 2002-03 and a loss of $390 million in 2001-02.

            Total Group Equity and Capital Funds in accordance with US GAAP was $490 million and $1,265 million at June 30, 2004 and 2003 respectively. The reduction in Total Group equity included losses of $424 million in 2003-04 (excluding the Currency Translation Reserve expense of $640 million), a capital return of $348 million, and a decrease in reserves from currency translation variations ($3 million) upon translation of foreign operations into our reporting currency.

            Under US GAAP, the carrying value of our forest estate is recorded on a historical cost basis. Silviculture and funding costs are capitalized to the estate carrying value and the cost of the estate is written off to earnings at the time of harvesting. We are required to compare the US GAAP historic carrying value to the recoverable amount to determine if the carrying value of the forest estate is impaired. The carrying value of the estate is considered impaired when the estimated undiscounted cash flows for each separately identifiable asset group (stands of trees of similar age (plus or minus 2.5 years) and location are grouped into identifiable asset groups for the purpose of impairment tests) is less than their carrying value. If the undiscounted cash flow is less than the carrying value impairment is calculated as the difference between the discounted cash flow and the assets carrying value. The discounted cash flow for our forest estate is determined on a similar basis to that used in determining the market based valuation of the forest estate under NZ GAAP (see "Item 5. Operating and Financial Review and Prospects - Critical Accounting Policies and Estimates" on page 29). The forest crop historic cost carrying value of $140 million represents 20% of our total US GAAP assets of $683 million as at June 30, 2004.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

We do not separately account for research and development expenditure. Rather, such expenses are reflected in our accounts as they are incurred. See Note 4 to the Tenon Audited Consolidated Financial Statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS

            The following chart sets forth certain information concerning our Directors as at the date of this annual report.

NAME                 POSITION                    APPOINTED                OTHER BUSINESS ACTIVITIES
----                 --------                    ---------                -------------------------
Anthony Ian (Tony)   Chairman of Directors       Initially appointed      Mr Gibbs is a company director.  He is Chairman
Gibbs                                            2004                     of Turners and Growers and Staveley Inc. and is a
Fellow of the        Committees                                           director of Rubicon, Coats, Coats Holdings plc,
Institute of         Nominations and                                      Turners and Growers Fresh, Staveley Industries
Directors            Governance (Chairman)                                plc, Tower, Tower Australia, Guinness Peat Group
                                                                          plc, Guinness Peat Group New Zealand, GPG
                                                                          Forests, GPG Shares, Ithaca Custodians,
                                                                          Ezypeel Mandarins, Aeneid Seventeen and
                                                                          Vector. He was previously Chairman of AGB
                                                                          McNair, Tyndall Life NZ, and Deputy Chairman
                                                                          of The NZ Guardian Trust Co. He is a former
                                                                          director of The Colonial Motor Co., Tyndall
                                                                          Australia, The Union Shipping Group, Wrightson
                                                                          and Turners Auctions.

Michael John         Non-Executive Director      Initially appointed      Mr Andrews retired as Chief Executive Officer of
Andrews                                          1990                     Fletcher Challenge in April 2001.  He was acting
MNZIF                Committees                  Last re-elected 2002     Chief Executive Officer of Fletcher Building
                     Audit (for part of the                               until July 2001. He was previously Divisional
                     year) Due Diligence                                  Chief Executive of Fletcher Challenge Energy,
                     (for part of the year)                               Fletcher Challenge Forests and Fletcher
                     Nominations & Governance                             Challenge Paper and previously Chief Executive
                     Remuneration                                         Officer of the Solid Wood Forestry sector, and
                                                                          before that of the former Energy and Resources
                                                                          Group. He was Chairman of Rubicon until June
                                                                          2004. He is a Director of Eastland
                                                                          Infrastructure, Eastland Port, Eastland
                                                                          Networks, New Zealand Trade and Enterprise and
                                                                          the National Centre for Advanced Bio
                                                                          Protection Technologies.

Rodger Herbert       Non-Executive Director      Initially appointed      Mr Fisher practises as a business consultant.
Fisher                                           2001                     Prior to that he was Managing Director of Owens
FCIS                 Committees                  Last re-elected 2003     Group between 1987 and 1999.  He is Chairman of
                     Audit                                                Aviation Security Services and the Eurotech
                     Nominations & Governance                             Group, and Deputy Chairman of WEL Networks.  He
                     Remuneration (Chairman)                              is a director of Waste Management (NZ) and
                                                                          Lyttleton Port Company.  He is a Fellow of the
                                                                          Chartered Institute of Secretaries, the Chartered
                                                                          Institute of Transport, the Institute of
                                                                          Directors and the New Zealand Institute of
                                                                          Management.

Simon Luke Moriarty  Non-Executive Director      Initially appointed      Mr Moriarty is the Chief Executive Officer and an
MS (Stanford)                                    2001                     executive director of Rubicon.  Prior to that he
LLB (Hons),          Committees                  Last re-elected 2003     was a member of the Executive Office of Fletcher
BCA                  Audit (for part of the                               Challenge, and was instrumental in structuring
                     year) Due Diligence                                  the financial separation of the Fletcher
                     (for part of the year)                               Challenge Group in 2001. He joined Fletcher
                     Nominations & Governance                             Challenge Limited in 1982, and held a number
                     (for part of the year)                               of senior executive roles across the Fletcher
                                                                          Challenge Group Divisions in New Zealand and
                                                                          North America, including Chief Financial
                                                                          Officer of Fletcher Challenge Canada and
                                                                          Director of TimberWest Forests. He is a
                                                                          director of Rubicon, Rubicon Forest Holdings,
                                                                          Rubicon Forests, Rubicon Forest Investments,
                                                                          Horizon2 and ArborGen LLC.

NAME                 POSITION                    APPOINTED                OTHER BUSINESS ACTIVITIES
----                 --------                    ---------                -------------------------
Michael Carmody      Non-Executive Director      Initially appointed      Mr Walls practises as a business consultant.  He
Walls                                            2001                     was previously the Managing Director, Investment
BA, LLB (VUW), LLM   Committees                  Last re-elected 2002     Banking, for BZW New Zealand, and then for its
(London)             Audit (Chairman)                                     successor, ABN AMRO New Zealand, from 1997 to
                     Due Diligence (Chairman)                             2000.  Prior to that Mr Walls practised as a
                     Nominations & Governance                             commercial lawyer at Chapman Tripp, where he was
                     (for part of the year)                               a partner from 1972 until 1996 specialising in
                                                                          mergers and acquisitions, international
                                                                          finance and corporate law. Mr Walls is a
                                                                          former Chairman of BHP NZ Steel Holdings, and
                                                                          a former Chairman of the listed Independent
                                                                          Press Communications (now a subsidiary of APN
                                                                          News and Media Limited). In addition, he has
                                                                          been a director of a number of unlisted
                                                                          companies. He is the Chairman of the Board of
                                                                          the New Zealand Institute of Economic
                                                                          Research.

            Tony Gibbs was appointed by the Board on June 9, 2004, following the successful partial takeover of the Tenon by Rubicon Forests Limited and at the request of Rubicon Forests Limited.

            Sir Dryden Spring ceased to hold office as a director during 2003-04. He resigned on June 9, 2004.

            Warren Arthur Larsen ceased to hold office as a director during 2003-04. He resigned on June 9, 2004.

SENIOR MANAGEMENT

The senior executives who are not directors are as follows:

                                                             Initially Appointed
Name                  Position                               to this position
----                  --------                               -------------------
John A Dell           Chief Executive Officer                     2003
Mark K Eglinton       Director, Sales & Marketing                 2003
Paul M Gillard        Director, Corporate & Legal Services        2003
Bryan Goldsack        Director of Operations                      2004
Brett A Cruickshank   Chief Financial Officer                     2003

            John A Dell joined Tenon in 2001 as Chief Financial Officer. He was appointed Joint Chief Executive in March 2003 and Chief Executive Officer in December 2003. John previously held a number of roles within Air New Zealand including Chief Financial Officer. Prior to joining Air New Zealand he was a Senior Audit Manager for KPMG based in Wellington, Melbourne, Zurich and New York. John has a Bachelor of Commerce (Honours) degree from the University of Otago and is a member of the New Zealand Institute of Chartered Accountants.

            Mark K Eglinton joined Tenon in 2001 as Commercial Director. Prior to joining Tenon he held a number of positions within Fletcher Challenge Building until his appointment as Managing Director of Fletcher Aluminium (a division of Fletcher Challenge Building) in 1999. Mark has a Bachelor of Commerce and a Bachelor of Laws from the University of Otago.

            Paul M Gillard joined Tenon in 2001. Paul's most recent position was with EDS (New Zealand) Limited, which he joined in 1996 as Corporate Counsel. EDS is New Zealand's largest IT services provider. Paul's role with EDS also encompassed responsibilities in Australasia, for the EDS Group. Prior to that he was Corporate Counsel and manager of the legal department for Telecom for the period 1989-1996. Paul formerly practised as a lawyer to partnership level in New Zealand, and also worked for a law firm in Washington D.C. Paul has a Bachelor of Laws from Victoria University, in Wellington.

            Bryan Goldsack joined Tenon in March 2004, as Director of Operations. He was previously the General Manager of Douglas Pharmaceuticals' manufacturing facility. Previous positions include senior operational roles in AFFCO New Zealand and Riverland Foods. Bryan holds Diplomas in Business Studies and Meat Technology, and a Masters of Business Administration from Massey University.

            Brett A Cruickshank joined Tenon in 1997. Since then he has held the posts of Financial Controller and Treasurer. Prior to that, he worked for Deloitte in New Zealand, San Francisco and London. Brett holds a Bachelor of Commerce from the University of Canterbury and is a member of the New Zealand Institute of Chartered Accountants.

            Ian R Boyd - Chief Operating Officer and Joint Chief executive - Retired June 2004. Ian joined Fletcher Challenge Limited in 1977, and worked chiefly in the forestry industry from that time. He was appointed Chief Executive of the Fletcher Challenge Chile operations in 1986 and then resident director of Fletcher Challenge's South American operations (forestry and paper) in 1988, and as Managing Director of Wrightson Limited in 1991. He joined Tenon in 1995.

COMPENSATION

            The aggregate amount of compensation paid by Tenon to all directors and executive officers as a group for services in all capacities during 2003-04 was $3,925,370. The aggregate amount set aside or accrued during 2003-04 to provide pension, retirement or similar benefits for officers of Tenon totaled $42,966.

            We operate a senior executive incentive remuneration scheme for the Chief Executive and a number of other senior executives, which provides for additional compensation in the event certain financial targets are met, and which requires participants to agree an annual individual performance plan. This provides a method of determining how much value is created by each participant and a structure to reward them in line with those results. Our incentive remuneration scheme is tied to performance relative to that performance plan. Incentive remuneration payments are paid in September, for the prior financial year. Payments made under the senior executive incentive remuneration scheme relating to the 2003-04 year totaled $781,756.

            Non-Executive Directors' base remuneration was set in April 2001 and was revised from July 1, 2004 and is $45,000 per year (formerly $50,000), with the Chairman receiving $112,500 per year (formerly $125,000). The aggregate amount of fees paid by Tenon Limited to Non-Executive Directors for services in their capacity as Directors during 2003-04 was $419,662. Fees, prior to any taxation liability, paid to individual Non- Executive Directors in 2003-04 were:

                                                      Board
                                Base Fee           Committees         Total Fee
                                --------           ----------         ---------

M J Andrews                       50,000              2,400             52,400
R H Fisher                        50,000             10,000             60,000
A I Gibbs (1)                      7,212                 --              7,212
W A Larsen                        50,000              6,150             56,150
S L Moriarty (1)                  50,000              5,000             55,000
D T Spring                       125,000                               125,000
M C Walls                         50,000             13,900             63,900
                                ----------------------------------------------
Total                           $382,212           $ 37,450           $419,662
                                ----------------------------------------------

(1) Director's fees due to A I Gibbs and S L Moriarty are paid to Rubicon Forests Limited.

      Retirement Plan

            As part of the reorganization of the Fletcher Challenge Group, the Fletcher Challenge Retirement Plan was renamed the Fletcher Building Retirement Plan, and Fletcher Building Limited became the sponsoring company. Certain employees of Tenon were members of the Fletcher Building Retirement Plan. These members received an offer to transfer their accrued entitlements in that plan to a new retirement plan sponsored by Tenon. The Tenon Retirement Plan was established on July 16, 2001. Pension Plan assets transferred to the Tenon Retirement Plan on November 27, 2001 totaled $11 million.

      Tenon Employee Educational Fund and Tenon Employee Welfare Fund

The Tenon Employee Educational Fund and the Tenon Employee Welfare Fund operate for the benefit of our employees and their dependants. The current objectives of the Tenon Employee Educational Fund are to provide certain educational benefits to the Tenon employees and their dependants world-wide. The current objectives of the Tenon Employee Welfare Fund are to provide certain benefits to our New Zealand based employees and their dependants in the event of sickness, accident, or death, or personal hardship resulting from sickness, accident or death, and to provide safety training, health education and research programmes for such employees and their dependants.

BOARD PRACTICES

            We are a New Zealand-based company processing, marketing and distributing wood products. Our securities are listed on the New Zealand stock exchange and were listed on the New York and Australian stock exchanges until September 30, 2004 and October 1, 2004, respectively.

            The board is committed to the highest standards of corporate governance and has adopted the following policies and procedures. The Board continually monitors, reviews and improves its governance practices.

            Our governance procedures are designed to:

            o enable the Board to provide strategic guidance for us and effective oversight of management;
            o clarify the respective roles and responsibilities of Board members and senior executives in order to facilitate Board and management accountability to both us and our shareholders; and
            o ensure a balance of authority so that no single individual has unfettered powers.

      Role Of The Board

            The Board is elected by shareholders to create value and have overall responsibility for management of the Company. The Board is structured in a way that it:

            o has a proper understanding of, and competence to deal with, the current and emerging issues of the business; and
            o can effectively review and challenge the performance of Management and exercise independent judgement.

            We achieve Board and Management accountability through having formal strategies, policies and procedures, which include formal terms of reference for the Board and its Committees, and for the Chairman, Directors and Management.

            The Chief Executive Officer is responsible for the day-to-day management of our business and for ensuring that the policies and strategies approved by the Board are implemented.

            There is a formal delegation of authority to the Chief Executive Officer. The Board evaluates the performance of the Chief Executive Officer annually. The evaluation is based on criteria that include the performance of the business, the accomplishment of long-term strategic objectives and other non-quantitative objectives agreed at the beginning of each year.

            The Board currently comprises five non-executive Directors. One third (two from a current Board of five) must retire at each Annual Shareholders Meeting.

            The Chairman's role is to manage and provide leadership to the Board and to interact with the Chief Executive Officer.

            The governance procedures require that the roles of Chairman and Chief Executive Officer should not be held by one person at the same time.

            Our policy is that the Board should comprise at least two independent Directors.

            Independent Directors are generally regarded as being independent of Management and free of any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement.

            The Board regularly assesses the independence of each Director, in light of interests disclosed by them to the Company.

            Until June 2004 when subsidiaries of Rubicon Limited acquired control of the Company, the Chairman was an independent Director and a majority of the Directors were independent. Following the resignation of Sir Dryden Spring and W A Larsen as Directors, the new controlling shareholder requested that A I Gibbs be appointed as a Director. Mr Gibbs was then appointed a Director, and Chairman, by the remaining members of the Board. This reduced the number of Directors from six to five.

            R H Fisher and M C Walls are independent Directors under the New Zealand Exchange corporate governance guidelines, which are used by us to determine independence.

            A I Gibbs and S L Moriarty are not considered by the Board to be independent Directors under New Zealand Exchange corporate governance guidelines because they are Directors of the parent company of our largest shareholder, Rubicon Forests Limited. S L Moriarty is also Chief Executive of that company's parent, Rubicon Limited. M J Andrews is not currently considered by the Board to be an independent Director because he was the Chairman of the parent company of Rubicon Forests Limited until June 2004 and would be perceived not to be an independent Director.

            The Board is responsible for the management of the Company. Day to day leadership and management of the Company is delegated to the Chief Executive Officer. Specific matters reserved to the Board include:

            o     oversight of the Company;
            o     monitoring Company and Management performance;
            o     appointing, compensating and removing the Chief Executive
                  Officer;
            o approving and monitoring corporate strategy and performance objectives;
            o reviewing risk management and reporting systems; and o approval of major capital expenditure.

      Board Process

            The Board normally meets for scheduled meetings eight times each year, but also meets on an as-needed basis. Directors receive comprehensive information on our operations, normally at least seven days in advance of meetings. Senior Management is available at all Board meetings to answer questions and to assist the Board in its understanding of our business.

            The Board of Directors meets periodically on an "in camera" basis without Management present.

            The Board also holds an extended strategic planning meeting once a year.

            New Directors are appropriately introduced to the Company and to relevant industry knowledge and economics. This includes visits to specific company operations, and briefings from key executives.

            Directors are required to consult with the Chairman before accepting any other board appointment or other commitment that might adversely impact on the ability of the Director to perform the Director's obligations to the Company.

            An annual performance evaluation is conducted of the Board and its members. This is conducted by the Chairman of the Board by one-on-one discussions with members and by the use of questionnaires. The results of the evaluation are discussed by the Board.

            A Director may, with the prior written approval of the Chairman, and at our expense, seek independent advice on an issue affecting the Director's duties to the Company.

      Board Committees

            Committees have been established by the Board to assist the Board in the execution of its responsibilities.

            There are currently three Committees: Audit Committee, Nominations and Governance Committee and Remuneration Committee. Other Committees may be established from time to time to consider matters of special importance.

            The independent Directors also met separately in response to the partial takeover offer by Rubicon Limited.

            A Committee may engage separate independent counsel and/or advisors at our expense.

            Each Committee has adopted a comprehensive Charter addressing membership, authority, responsibilities and reporting procedures. These have been reviewed during the year and have recently been placed on our website.

            All non-executive Directors are entitled to attend all Committee meetings. Management attend Committee meetings by invitation.

            All non-executive Directors receive copies of papers and minutes of meetings of the Committees.

            An annual performance evaluation is conducted for each Committee. This is conducted by the use of questionnaires. The results of the evaluation are discussed by the Committee and by the Board.

      Audit Committee

      Committee members:

      M C Walls (Chairman), R H Fisher and S L Moriarty

            The Board appoints the members of the Audit Committee from the non-executive Directors of the Company. It consists of not less than three members. The Board has determined that Mr Moriarty is an "audit committee financial expert". Refer to "Item 16A for a discussion on "audit committee financial expert".

            The Audit Committee oversees all matters concerning:

            o internal accounting, control and business risk management policies and systems;
            o     suitability of the Group's accounting policies and principles;
            o financial reporting, including reviewing the half year and full year financial statements;
            o     the internal audit function; and
            o     the appointment and supervision of the external auditor.

            The external auditor attend all meetings of the Audit Committee.

            Any employee has access to the Chairman of the Audit Committee during regular business hours.

            The Audit Committee pre-approves all audit and audit-related services and non-audit services to be provided by our audit firm to ensure that they do not impair the external audit firm's independence from us.

            The Audit Committee also approves an annual internal audit programme, and the results of that programme are reported directly to the Committee.

            During the year the Due Diligence Committee was disbanded and its duties were taken over by the Audit Committee and the full Board.

      Remuneration Committee

      Committee members:

      R H Fisher (Chairman), M J Andrews and S L Moriarty

            The Board appoints the members of the Remuneration Committee from the non-executive Directors of the Company. It consists of not less than three members. The Chairman is an independent Director.

            The Remuneration Committee ensures that remuneration and recruitment policies and practices are aligned with the creation of shareholder value and our objectives. The Committee sets the remuneration levels for executives who report to the Chief Executive Officer. The Committee also at least annually reviews the performance of the senior executives based on performance against agreed objectives, and sets the guidelines for the annual salary review and bonus payments for salaried employees, other than for the Chief Executive Officer, whose performance and remuneration are dealt with by the full Board.

      Nominations and Governance Committee

      Committee members:

      A I Gibbs (Chairman), M J Andrews, R H Fisher, S L Moriarty and M C Walls

            The Nominations and Governance Committee comprises the five non-executive Directors.

            The Committee's responsibilities include considering Board nominations and succession plans, and Director remuneration. It also considers governance issues on behalf of the Board.

            Because of the small size of the Board, all Directors are members of this Committee, which has meant that a majority of the Committee comprises non-independent Directors under the New Zealand Exchange corporate governance guidelines.

      Financial Reporting

            Without diminishing the ultimate responsibility of the Board to ensure the integrity of our financial reporting, a structure of review and authorisation has been put in place that is designed to ensure the truthful and factual presentation of our financial position. This structure includes:

            o an Audit Committee, with a chairman who is not also the Chairman of the Board, appropriately resourced, and with a written charter;
            o an independent review of our financial statements by our external auditor;
            o a review by the Audit Committee of the half year and full year financial statements, with the external auditor present;
            o     certification of the financial statements by the Chief
                  Executive Officer and the Chief Financial Officer;
            o     policies with regard to the independence of the external
                  auditor;
            o the Audit Committee meeting with the external auditor, without Management present; and
            o     a code of ethics for employees.

      Auditor Independence

            The Board considers it is essential that our external auditor be independent, and also be seen to be independent. We have an auditor independence policy which is designed to ensure that our auditor does not have a mutual or conflicting interest with us, nor its independence impaired in relation to its performance of audit, or audit-related, services to us.

            We have adopted the following key policies in relation to auditor independence:

            o the auditor is required to abide by the independence regulations set out in regulations issued by the United States Securities and Exchange Commission;
            o the Audit Committee must pre-approve the appointment of the auditor to provide any non-audit services to us or our subsidiaries;
            o the auditor is required to report in writing to the Audit Committee on an annual basis on matters relating to its independence;
            o the auditor is required to rotate its lead audit partner and the audit partner responsible for reviewing the audit every five years, and such partners cannot be re-involved with us for a further five years; and
            o the auditor is required to attend the Annual Shareholders' Meeting of the Company and answer any shareholder questions relating to the audit or audit report.

      Remuneration Policy

            We have adopted remuneration policies that are designed to encourage and reward performance and the creation of shareholder value, and also attract and retain talented and motivated employees. A significant proportion of the remuneration of executive employees is linked to performance. We use an objective third party benchmarking system to ensure our remuneration is aligned to market.

            We have a comprehensive and objective formal programme for setting the performance objectives of our employees, and for monitoring performance against those objectives.

            Directors do not receive any remuneration from us other than in their capacity as Directors.

      Ensuring The Market Is Properly Informed

            We have in place comprehensive, Board-approved, disclosure policies and procedures that are designed to ensure compliance with the information disclosure requirements of the New Zealand Exchange, which are designed to ensure that:

            o all investors have equal and timely access to material information concerning us - including our financial situation, performance, ownership and governance; and
            o our announcements are factual and presented in a clear and balanced way.

            As detailed below, we have now delisted from both the New York and Australian stock exchanges and no longer are subject to their disclosure policies and procedures.

      Code Of Business Conduct And Ethics

            We have written procedures to:

            o clarify the standards of ethical behaviour required of Directors, executives and employees; and
            o prescribe the circumstances where Directors and employees can trade in our securities.

            Our Code of Business Conduct and Ethics underpins all our activities, and recognises our legal and other obligations to legitimate stakeholders. It applies to all Directors, executives and employees. The Code ensures that our decisions reflect our core values of action orientation, innovation, commercial acumen, customer focus, personal accountability, teamwork, respect for the individual, and respect for the environment and safety. Various policies and procedures implement the Code of Business Conduct and Ethics. The Code can be viewed on www.tenon.co.nz.

            A comprehensive Code has been adopted by us to prohibit trading in our securities by Directors, executives and certain groups of people within the Company outside of two specified trading windows that commence after release to the market of our half year and full year results. Trading within the trading windows is subject to a formal approval process, designed within the framework of New Zealand's insider trading laws, to ensure that the law is complied with.

      New York Stock Exchange And Australian Stock Exchange

            On August 24, 2004 we issued a notice to the Depositary, Citibank N.A., cancelling our American Depositary Receipt ("ADR") Programme in the United States (and de-listing from the New York Stock Exchange), with effect from September 30, 2004.

            On August 24, 2004, we also advised the market that we were progressing with our previously announced intention to de-list from the Australian Stock Exchange. The ASX de-listing took effect on October 1, 2004.

            Accordingly, we are not subject to the rules applicable to companies listed on either of those exchanges, although we remain subject to the applicable New Zealand Exchange requirements.

      Controlling And Managing Risk

            We are, like any other business, exposed to risks. A central function of Management is to effectively manage those risks within policy levels set by the Board. We have a sound system of risk oversight and management and internal control. We have a range of policies, practices and procedures that help us to manage business risks. They are reviewed regularly as part of our risk management process. The Chief Executive Officer and Chief Financial Officer are required to certify to the Board that our risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

      Keeping In Touch With Shareholders

            We strive to effectively communicate with our shareholders, by giving them ready access to balanced and understandable information about us and our proposals, and by making it easy to participate in shareholder meetings. Some of the ways that we achieve this objective include:

            o a website is maintained with information about us, including information about our businesses, copies of all stock exchange releases made by us, copies of media releases, full year and half year reports and supplemental financial information;
            o an Annual Shareholders' Meeting is held, which any shareholder can attend;
            o the speeches and presentations which are delivered to the Annual Shareholders' Meeting are placed on our website;
            o a recording of media and investor analysts' conferences is placed on our website, for a period of time;
            o the results of the voting at shareholder meetings, together with voting statistics, are announced to the stock exchanges;
            o letters are sent directly to shareholders on major events affecting us;
            o full year reports and half year reports which include an update of our strategy and developments are mailed to shareholders; and
            o an investor relations email in-box enables a quick response to investor enquiries.

EMPLOYEES

            The Employment Relations Act 2000 came into force in New Zealand on October 2, 2000, repealing the Employment Contracts Act 1991 and introducing new labor policies. The objectives of the statute are to promote the voluntary organization of employees by unions, and collective bargaining through unions, as the best means of addressing bargaining power imbalances, while giving individuals choices as to how the terms and conditions are negotiated, either individually or collectively. It also provides that employment relationships should be conducted in a manner that promotes good faith, fair dealing and mutual trust and confidence between the parties. A key feature of the Employment Relations Act is a significant increase in the regulation of labor relations. In particular, the legislation recognizes unions and confers certain rights on them (for example the right to access work places), and prescribes codes of good faith and a new regime for the resolution of employment related problems.

            The Employment Relations Amendment Act (No 2) 2004 came into force on December 1, 2004. The purpose of the Amendment Act is to better achieve the Government's objectives with the 2000 Act of promoting collective bargaining, the role of unions in labor relations and the principle of good faith in employment relationships. The Amendment Act does this by strengthening the duty of good faith in employment, creating new obligations in relation to collective bargaining, reinforcing the processes for resolving employment relationship problems, and providing new protection to employees in situations where business undertakings are sold, transferred or contracted out.

            As at June 30, 2004, we employed 972 people, with 964 being New Zealand-based employees. This represents a decrease of 532 employees over the position as at June 30, 2003. The decrease was due primarily to the sale of our forest estate in February 2004 and the termination of management contracts over the processing plants owned by the CNIF Partnership, in September 2003. As at June 30, 2004, 243 (25%) of our employees were members of unions.

            There have been no employment-related issues for us in relation to the transition to the New Zealand Employment Relations Act since the Act came into force in October 2000. New collective agreements have been and are being negotiated as they fall due.

            We believe that Tenon is generally perceived to be a good employer, and we intend to maintain this status through multi-level relationships with employees' representatives. One key initiative is the Tenon Employee Welfare Fund. This fund provides financial and other assistance to employees and their families in the event of a sudden and unexpected event, such as death, disability, or an accident or illness that causes personal hardship.

            We have established the Employee Educational Fund to assist employees with furthering their educational development. The Tenon Employee Educational Fund offers programmes in four broad categories: life skills programmes; health and wellbeing programmes; general job skills programmes and personal educational support. To date a number of employees have undertaken further study programmes as a result of assistance from the fund.

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

            As at June 30, our employees were involved in the following activities:

                                                        As at June 30,
                                                2004          2003          2002
                                                ----          ----          ----
Tenon Limited Employees
    Processing and Distribution                  889         1,210         1,238
    Forests and Supply                            10           212           237
    Other                                         73            82            80
The Empire Company Employees                     333            --            --
                                               -----         -----         -----
Total Group                                    1,305         1,504         1,555
                                               =====         =====         =====

SHARE OWNERSHIP

            As at August 31, 2004, Tenon shares held by our Directors and senior management (including their associates) were:

            Tenon Ordinary Shares (1)

    Name                                      Shares Held
-----------------------------------------------------------------------------------------
                                                    Associated                  Percent of
                        Beneficial  Non Beneficial    Persons      Total          Class
                        ----------  --------------    -------      -----          -----
Directors
M J Andrews                                           15,925       15,925         0.02%
R H Fisher                 2,000                                    2,000         0.00%
A I Gibbs                                                                         0.00%
S L Moriarty               3,403                                    3,403         0.00%
M C Walls
                        ----------------------------------------------------------------
    Total                  5,403                      15,925       21,328         0.02%

Senior Management
B A Cruickshank          102,742                                  102,742         0.11%
J A Dell                 198,052                                  198,052         0.21%
M K Eglinton              52,742                                   52,742         0.06%
P M Gillard               84,463                                   84,463         0.09%
B R Goldsack              52,742                                   52,742         0.06%
                        ----------------------------------------------------------------
    Total                490,741                                  490,741         0.53%
                        ----------------------------------------------------------------
    Grand Total          496,144                      15,925      512,069         0.55%
                        ================================================================


(1) The reduction in Directors' holdings at June 30, 2004, compared with the previous year's holdings, reflects the one in two shares cancelled during March 2004 in conjunction with the capital return.

o J A Dell is a trustee of various employee share purchase schemes and has non-beneficial control of 793,445 Tenon Ordinary Shares.

o P M Gillard is a trustee of various employee share purchase schemes and of the Tenon Employee Welfare Fund and Tenon Employee Educational Fund, and has non-beneficial control of 840,330 Tenon Ordinary Shares.

o A I Gibbs and S L Moriarty are directors of Rubicon Limited, whose subsidiary companies Rubicon Forests Limited, Rubicon Forest Holdings Limited and Rubicon Forests Investments Limited directly hold 39,690,083 Tenon Ordinary Shares.

o A I Gibbs is a director of Ithaca Custodians Limited which holds 33,654 Tenon Ordinary Shares.

Tenon Preference Shares (1)

    Name                                      Shares Held
-----------------------------------------------------------------------------------------
                                                    Associated                  Percent of
                        Beneficial  Non Beneficial    Persons      Total          Class
                        ----------  --------------    -------      -----          -----
Directors
M J Andrews                                           31,850       31,850         0.02%
R H Fisher                   1,000                                  1,000         0.00%
A I Gibbs                                                                         0.00%
S L Moriarty                 6,805                                  6,805         0.00%
M C Walls                    3,000                                  3,000         0.00%
                     --------------------------------------------------------------------
    Total                   10,805                    31,850       42,655         0.02%

Senior Management
B A Cruickshank                                                                   0.00%
J A Dell                   126,303                                126,303         0.07%
M K Eglinton                30,000                                 30,000         0.02%
P M Gillard                 21,055                                 21,055         0.01%
B R Goldsack                                                                      0.00%
                     --------------------------------------------------------------------
    Total                  177,358                                177,358         0.10%

                     --------------------------------------------------------------------
    Grand Total            188,163                    31,850      220,013         0.12%
                     ====================================================================

(1) The reduction in Directors' holdings at June 30, 2004, compared with the previous year's holdings, reflects the one in two shares cancelled during March 2004 in conjunction with the capital return.

o P M Gillard is a trustee of the Tenon Employee Welfare Fund and Tenon Employee Educational Fund, and has non-beneficial control of 237,754 Tenon Preference Shares.


o A I Gibbs and S L Moriarty are Directors of Rubicon Limited, whose subsidiary companies Rubicon Forests Limited, Rubicon Forest Holdings Limited and Rubicon Forests Investments Limited directly hold 99,763,870 Tenon Preference Shares.

o A I Gibbs is a director of Ithaca Custodians Limited which holds 2,305,247 Tenon Preference Shares.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

            Tenon is controlled by Rubicon Forests Limited, a subsidiary of Rubicon Limited. As at June 30, 2004, our total issued voting securities consisted of 92,950,230 Tenon Ordinary Shares and 185,901,831 Tenon Preference Shares. Rubicon Forests Limited controls 50.01% of the shares of the two classes combined, giving it 50.01% voting control of Tenon (refer to "Item 10 - Equity Securities" for details of voting rights).

            Tenon remains as the continuing business of Fletcher Challenge Limited, re-named Fletcher Challenge Forests Limited from April 17, 2001 and renamed Tenon Limited from February 20, 2004 (see "Item 4. Information on the Company - History and Development of the Company "). Our shareholders continue to hold existing Tenon Ordinary and Preference Shares in Tenon Limited which were previously Fletcher Challenge Forests Ordinary and Preference Shares.

            The following table sets forth, as at August 31, 2004, the holdings of each person known to the registrant to be the owner of more than 5% of any class of Tenon voting securities and the holdings of Directors and executive officers of Tenon, as a group, of each class of Tenon voting securities.


                                                                                      Percent
Title of Class           Identity of Person or Group             Amount Owned         of Class
--------------           ---------------------------             ------------         --------
Tenon Ordinary Shares    Rubicon Forests Limited, Rubicon          39,690,083            42.70%
                         Forest Holdings Limited and
                         Rubicon Forests Investments
                         Limited (1)

                         NZCSD Limited (2)                         25,991,683            27.96%

                         Directors and Executive Officers             512,069             0.55%
                         as a group (3) (4)

(1) Includes 31,975,372 Tenon Ordinary Shares held by HSBC Nominees - a/c Rubicon Forests Limited, 7,500,000 Tenon Ordinary Shares held by HSBC Nominees - a/c Rubicon Forest Holdings Limited and 214,711 Tenon Ordinary Shares held by HSBC Nominees - a/c Rubicon Forests Investments Limited, all wholly owned subsidiaries of Rubicon Limited.

(2) The role of New Zealand Central Securities Depository Limited ("NZCSD Limited") is to hold securities on behalf of investors. Neither NZCSD Limited nor the Reserve Bank of New Zealand, its sole shareholder, has any beneficial interest in the securities held on behalf of investors.

(3) P M Gillard, an executive officer, is a trustee of various employee share purchase schemes, the Tenon Employee Educational Fund and the Tenon Welfare Fund. He has non-beneficial voting control together with the other trustees of an additional 840,330 Tenon Ordinary Shares.

(4) J A Dell, an executive officer, is trustee of various employee share purchase schemes and has non-beneficial control together with the other trustees of an additional 793,445 Tenon Ordinary Shares.


                                                                                      Percent
Title of Class           Identity of Person or Group             Amount Owned         of Class
--------------           ---------------------------             ------------         --------
Tenon Preference Shares  Rubicon Forests Limited, Rubicon          99,763,870            53.67%
                         Forest Holdings Limited and
                         Rubicon Forests Investments
                         Limited (1)

                         NZCSD Limited (2)                         49,658,470            26.71%

                         Directors and Executive Officers             220,013             0.12%
                         as a group (3)

(1) Includes 51,713,920 Tenon Preference Shares held by HSBC Nominees - a/c Rubicon Forests Limited, 41,714,866 Tenon Preference Shares held by HSBC Nominees - a/c Rubicon Forest Holdings Limited and 6,335,084 Tenon Preference Shares held by HSBC Nominees - a/c Rubicon Forests Investments Limited, all wholly owned subsidiaries of Rubicon Limited.

(2) The role of New Zealand Central Securities Depository Limited ("NZCSD Limited") is to hold securities on behalf of investors. Neither NZCSD Limited nor the Reserve Bank of New Zealand, its sole shareholder, has any beneficial interest in the securities held on behalf of investors.
(3) P M Gillard, an executive officer, is a trustee of the Tenon Employee Educational Fund and the Tenon Welfare Fund and has non-beneficial voting control together with the other trustees of an additional 237,754 Tenon Preference Shares.

            To the extent that the following information is known to us and can be ascertained from public filings, the ten major registered holders of our shares as at June 30, 2004, 2003 and 2002 were:

     Tenon Ordinary Shares

                                                                  2004                 2003                  2002
                                                          ------------------   -------------------    ------------------
                                                                        % of                  % of                  % of
Shareholder                                               Holding(1)   class   Holding(1)    class    Holding(1)   class
-----------                                               ----------   -----   ----------    -----    ----------   -----
HSBC Nominees - a/c Rubicon Forests Limited ..........      31.98      34.40         --         --         --         --
New Zealand Central Securities Depository Limited (2)       25.99      27.96      68.49      36.84      323.9      34.85
HSBC Nominees - a/c Rubicon Forest Holdings Limited ..       7.50       8.07         --         --         --         --
Citicorp Nominees Pty Limited ........................       1.01       1.09       2.02       1.09       10.1       1.09
Tenon Custodians Limited .............................       0.79       0.85       1.72       0.92        8.6       0.92
Leveraged Equities Custodians Limited ................       0.40       0.43       1.87       1.00        8.0       0.86
HSBC Nominees - a/c Rubicon Forest Investments Limited       0.21       0.23         --         --         --         --
John Anthony Dell ....................................       0.20       0.21         --         --         --         --
Fletcher Building Educational Fund Limited ...........       0.19       0.20       2.46       1.33       12.3       1.33
Investment Custodial Services Limited ................       0.14       0.15       0.67       0.36        3.6       0.39
Rubicon Forest Holdings Limited ......................         --         --      15.00       8.07       75.0       8.07
Ithaca Custodians Limited ............................         --         --       0.44       0.24        2.2       0.24
Rubicon Forests Investments Limited ..................         --         --       0.43       0.23         --         --
Imperator Investments Limited ........................         --         --       0.28       0.15         --         --
Tenon Employee Educational Fund Limited ..............         --         --         --         --        3.0       0.32
Hsu-Cheng Yang .......................................         --         --         --         --        2.6       0.28

(1) Rounded to millions of shares.
(2) The role of New Zealand Central Securities Depository Limited ("NZCSD Limited") is to hold securities on behalf of investors. Neither NZCSD Limited nor the Reserve Bank, its sole shareholder, have any beneficial interest in the securities held on behalf of investors.

     Tenon Preference Shares

                                                                  2004                 2003                  2002
                                                          ------------------   -------------------    ------------------
                                                                        % of                  % of                  % of
Shareholder                                               Holding(1)   class   Holding(1)    class    Holding(1)   class
-----------                                               ----------   -----   ----------    -----    ----------   -----
HSBC Nominees - a/c Rubicon Forests Limited ..........      51.71      27.82         --         --         --         --
New Zealand Central Securities Depository Limited (2)       49.66      26.71     130.03      34.97      621.8      33.45
HSBC Nominees - a/c Rubicon Forest Holdings
Limited ..............................................      41.71      22.44         --         --         --         --
HSBC Nominees - a/c Rubicon Forests Investments
Limited ..............................................       6.34       3.41         --         --         --         --
Ithaca Custodians Limited ............................       2.31       1.24      11.67       3.14       58.3       3.14
Citicorp Nominees Pty Limited ........................       2.13       1.14       4.26       1.14       21.3       1.14
Hugh Green Investments Limited .......................       0.58       0.31         --         --         --         --
Leveraged Equities Custodians Limited ................       0.56       0.30       2.73       0.73       21.7       1.17
Peter Hanbury Masfen & Joanna Alison Masfen ..........       0.33       0.18         --         --         --         --
Imperator Investments Limited ........................       0.27       0.15       1.37       0.37         --         --
Rubicon Forest Holdings Limited ......................         --         --      83.43      22.44      417.1      22.44
Rubicon Forests Investments Limited ..................         --         --      12.67       3.41         --         --
NZ Home Lease No 2 Limited ...........................         --         --       2.63       0.71       18.9       1.01
Tenon Employee Educational Fund Limited ..............         --         --       1.19       0.32        5.9       0.32
ANZ Nominees Limited .................................         --         --       1.18       0.32        5.9       0.32
Jarden Custodians Limited ............................         --         --         --         --        5.0       0.27
Hsu-Cheng Yang .......................................         --         --         --         --        6.0       0.32

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

      Domicile of Shareholders

            As at August 31, 2004, the domicile of our shareholders was as follows.

            Tenon Ordinary Shares

                                  Number
                                    of          Number of
                                 registered       shares      % of
              Domicile           holders(1)    (millions)(2)  Class
              --------           ----------    -------------  -----
            New Zealand           32,689          70.9         76.3
            USA                      250          14.0         15.0
            Other                  2,534           8.1          8.7
                                  ------          ----        -----
            Total                 35,473          93.0        100.0
                                  ------          ----        -----

            Tenon Preference Shares

                                  Number
                                    of           Number of
                                 registered       shares       % of
              Domicile           holders(1)    (millions)(2)  Class
              --------           ----------    -------------  -----
            New Zealand           17,523         159.6         85.9
            USA                       86          10.2          5.5
            Other                    874          16.1          8.6
                                  ------          ----        -----
            Total                 18,455         185.9        100.0
                                  ------          ----        -----

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

RELATED PARTY TRANSACTIONS

            The following related party contracts either have been entered into by us or our subsidiaries during the three year period ended June 30, 2004, or are continuing obligations:

      (a) The Supply Agreement between us and Fletcher Building Products Limited dated February 28, 2001 relating to the supply of pulpwood, whole log chip and residues. This agreement, which has a term of 20 years absent termination by the parties pursuant to a material breach by, or liquidation of, or a receiver being appointed or about to be appointed for one of the parties, provides that Fletcher Building Products Limited is unconditionally entitled to 100,000 m3 per year of pulpwood and whole log chip from us and is conditionally entitled to a further 100,000 m3 per year of pulpwood and whole log chip. The additional 100,000 m3 will be supplied only if it is available after we have met our obligations under two pre-existing supply agreements that represent an aggregate commitment from us of 415,000 m3 of pulplogs (this is comprised of 300,000 m3 under the agreement with Norske Skog Tasman Limited and 115,000 green tonnes of pulplogs logs per year under an agreement with Carter Holt Harvey Limited). The price of the pulpwood is to be determined by reference to a third-party survey of world pulp log prices, as adjusted by a formula established in the agreement that is designed to compensate for the differences between pulplogs and fiber. Fletcher Building Products Limited is also entitled to up to 100% of the sawmill chips produced at our Taupo sawmill, and up to 100% of the sawmill chips produced at our Kawerau and Rainbow Mountain sawmills that is not required by Norske Skog Tasman Limited under its contract with us. Fletcher Building Products Limited's entitlement to sawmill chip is subject to the rights of Carter Holt Harvey Limited under its contract with us. Fletcher Building Products Limited is also entitled to 100% of the shavings and sawdust produced by our sawmilling operations.

(b) The Arrangement Agreement between us, Fletcher Building Limited and Fletcher Challenge Industries Limited dated December 20, 2000 that relates to the separation of Fletcher Challenge Building from the Fletcher Challenge Group under section 236 of the Companies Act 1993 (New Zealand). This Agreement includes a plan of arrangement under which Fletcher Challenge Building shareholders exchanged their Fletcher Challenge Building shares for shares in Fletcher Building Limited on a one for one basis. Under this Agreement, we transferred to Fletcher Building Limited the operations, assets and liabilities properly attributable to Fletcher Challenge Building in consideration of the transfer to us of all the shares in Building Holdings Limited (the Fletcher Building Limited subsidiary which then held all the Fletcher Challenge Building shares) and a cash payment equal to the sum of:

            o the Fletcher Challenge Group debt attributed to Fletcher Challenge Building;

            o an amount sufficient to purchase New Zealand Government treasury securities sufficient to defease the Fletcher Challenge Industries Limited capital notes attributed to Fletcher Challenge Building (except to the extent that Fletcher Challenge Industries Limited was released from its obligations under those capital notes or Fletcher Building Limited replaced certain of those capital notes with new capital notes issued by it);

            o Fletcher Challenge Building's share of the total costs of dismantling Fletcher Challenge Limited's targeted share structure; less

            o the amount of the cash payment to be made by Fletcher Challenge Energy for tax assets attributed to Fletcher Challenge Building which were transferred to Fletcher Challenge Energy.

      (c) The Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between us and Fletcher Challenge Paper Limited. Certain assets and liabilities attributed to divisions of Fletcher Challenge Limited which were separated from Fletcher Challenge Limited were not held by companies that were transferred with the relevant division. These included specified assets and liabilities held in one division that were properly attributable to another division but were not transferred prior to separation. Further, certain assets and liabilities that were properly attributable to a departing division were held by Fletcher Challenge Limited corporate companies that remained with us. The Deed addresses the second of these features by documenting a mechanism whereby the economic benefit of such assets is received, and responsibility for such liabilities assumed, by the division to which those assets or liabilities are properly attributed until those assets or liabilities are actually transferred. This mechanism will continue to operate for those assets and liabilities that are unable to be transferred.

      (d) The Deed of Accession dated December 20, 2000 between us and Fletcher Challenge Building Limited, by which Fletcher Challenge Building Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between us and Fletcher Challenge Paper Limited.

      (e) The Deed of Accession dated October 10, 2000 between us and Energy International Holdings Limited, by which Energy International Holdings Limited became a party to the Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between us and Fletcher Challenge Paper Limited.

      (f) The Loan and Security Agreement between Fletcher Challenge Forests Funding USA Limited and American Wood Moulding LLC for US$9 million dated June 27, 2003. The US$9 million consists of a loan of US$6 million and the provision of a letter of credit for US$3 million (Note that this loan was repaid on October 6, 2004).

      (g) The Agreement for Sale and Purchase of Tree Stocks dated March 3, 2004, between Tarawera Forests Limited (TFL) and Trees and Technology Limited (a subsidiary of Rubicon Limited). Under this agreement TFL agreed to purchase clonal and non-clonal tree stocks to meet its annual planting requirements. There is no requirement to purchase a minimum quantity. TFL's interest in this agreement was novated to Tarawera Land Company Limited (a non-related company) on November 2, 2004, as part of the sale of the TFL freehold land.

      (h) The Supply Agreement dated November 1, 1999, by and between The Empire Company, Inc., and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc). Under this agreement we shall have the option to supply up to, and if we exercise our option The Empire Company Inc shall purchase from us a monetary amount equal to not less than, fifty percent (50%) of the amount of The Empire Company's expenditures for certain manufactured products which includes lumber, solid moldings, raw and primed or painted finger-joint moldings, boards and other remanufactured products.

      (i) The Agreement for Supply between American Wood Moulding L.L.C. ("the Company"), Fletcher Challenge Forests USA Inc (now named Tenon USA
            Inc) and Thunderbird Moulding Company. Under this agreement we are a priority supplier to the Company of certain lumber products.

            See "Item 19. Exhibits" of this annual report.

Transactions with related parties include:

                                                                    2003-04    2002-03    2001-02
                                                                    -------    -------    -------
                                                                            (In NZ$ millions)
Purchase of seedlings from Trees and Technology Limited (1) ..         --          2          2

Sale of wood products to American Wood Moulding LLC ..........         17         27         31

                                                                                             --
Amounts owed relating to the sale of wood products to American
Wood Moulding LLC, and included within debtors ...............          1          1          1

Sale of wood products to The Empire Company, Inc (2) .........          3         13         18

Amounts owed relating to the sale of wood products to The
Empire Company, Inc, and included within debtors .............         --          1          2

Payment to Rubicon Limited (3) ...............................          5         --          7

Amount owed by Rubicon Forests Limited and held in debtors (4)          2         --         --

Loan to American Wood Moulding LLC (5) .......................          9         11         --

(1) Trees and Technology Limited is a wholly owned subsidiary of Rubicon
Limited.
(2) On November 1, 2003 Tenon increased its stake in The Empire Company from 33% to 67%. Following this increase in ownership the financial results of Empire are fully consolidated and excluded from the related party disclosure.
(3) As part of the forest sales process Tenon paid Rubicon Limited $5 million in settlement of its future obligations to purchase seedlings from Trees & Technology Limited. As part of the Fletcher Challenge Group separation,Tenon sold to Rubicon Limited its biotechnology and South American assets but was not able to transfer legal title to certain assets, including an investment in an Argentinean associate. During 2001-02, Tenon paid Rubicon Limited US$3 million in full settlement of all claims in respect of the separation process. Tenon holds Forestadora Tapebicua S.A. in trust for Rubicon Limited until title is transferred. As part of such payment Rubicon Limited has waived any right to make any further claims against Tenon for any failure to complete the transfer of title. Rubicon Limited is required to meet the costs and expenses incurred by the Group in continuing to hold the assets in trust for Rubicon Limited.
(4) Amount owed by Rubicon Forests Limited relates to costs paid by Tenon in relation to the Rubicon Forest Limited partial takeover offer which will be reimbursed to Tenon.
(5) In addition to the US $6 million loan to American Wood Moulding LLC, we have issued a US$3 million Letter of Credit which is able to be drawn upon if American Wood Moulding LLC breaches its banking covenants. The loan to American Wood Moulding LLC was repaid on October 6, 2004.

ITEM 8. FINANCIAL INFORMATION

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      Tenon Limited Financial Statements

            See "Item 18. Financial Statements".

      Legal or Arbitration Proceedings

            In March 2004 we were served with legal proceedings by Body Corporate No. 200200 (First Plaintiff) and Christopher Rayner Kittow & Others (Second Plaintiff) in respect of a block of apartments built on Armory Drive, Botany Downs, Manukau City and known as the Sacramento Development. The claim by the Plaintiffs essentially relates to damage to the apartments as a result of wood rot.

            The First and Second Plaintiffs have filed claims against a number of parties involved in the design and construction of the apartment development. The second defendant, Ellerslie Park Holdings Limited ("EPHL") has in turn joined 17 parties as third parties (Third Party) to the proceedings. Tenon is the last such Third Party.

            EPHL's first cause of action against Tenon is for negligence. The second cause of action is for breach of the Fair Trading Act. The total claim against Tenon by EPHL is for the sum to which EPHL is found liable. The amount the Plaintiffs are claiming from EPHL is $22.2 million plus loss of value due to stigma, consequential costs and interest and costs. It is our view, supported by legal advice, that these claims are substantially without merit, and if they are pursued they will be vigorously defended.

      Dividend Policy

            The holders of Tenon shares will be entitled to dividends as and when declared in respect of our shares, subject only to the rights of holders of any other securities of the company from time to time entitled to special or prior rights to dividends. The Board may declare dividends if the Board is satisfied on reasonable grounds that the company will, immediately after the distribution, satisfy the solvency test (as defined in the Companies Act 1993 (New Zealand)).

            Dividends on Tenon shares will be determined at the discretion of the Board, based primarily upon our financial performance, movements in equity, financial position, cash flow and future business requirements. No dividend has been declared in respect of 2003-04. No dividends have been declared since the interim dividend in the 1997-98 period. The Board anticipates reviewing the Company's dividend policy following the conclusion of the Structural Consumer Solutions business review (see page 15).

SIGNIFICANT CHANGES

            See "Item 4. Information on the Company - History and Development of the Company".

ITEM 9. THE OFFER AND LISTING

OFFER AND LISTING DETAILS

      The following tables set forth for the periods indicated the highest and lowest market quotations for Tenon shares reported on the NZX, and the highest and lowest sale prices for Tenon ADSs quoted on the NYSE (up to September 30, 2004 when the Tenon ADSs were de-listed from the NYSE).

      During November 2002 the Tenon Ordinary Shares and Preference Shares were consolidated on a one for five basis. Following the consolidation, the Preference Shares retained their proportionate preference rights. On March 31, 2004, Tenon distributed $349 million to shareholders under a share cancellation and return of capital programme. One out of every two Ordinary Shares and Preference Shares were cancelled and $1.25 per cancelled share was paid to shareholders. The current numbers of Tenon shares on issue are 92,950,230 Ordinary Shares and 185,901,831 Preference Shares as at June 30, 2004.

                                                   Tenon Ordinary                        Tenon Ordinary
                                                       Shares                                 ADSs
                                                        NZ$                                    US$
                                                   --------------                        --------------

Fiscal Year          Quarter ended               High                Low                High            Low
-----------          -------------               ----                ---                ----            ---
1999-00                                          1.19                .51                6.00            2.50

2000-01                                           .93                .24               4.000           0.937

2001-02                                           .35                .20               1.400           0.870

2002-03              September 30                 .25                .22               1.140           0.960
                     November 30                  .23                .20                1.03           0.920
                     (2 months)
-------------------- ------------------ ------------------ ------------------ ----------------- ------------------
Post 1:5             December 31                 0.99               0.93                5.07            4.61
consolidation        (1 month)
                     March 31                    1.20               0.98                6.37            5.04
                     June 30                     1.16               0.97                7.05            5.34

2003-04              September 30                1.29               1.10                7.68            6.42
                     December 31                 1.40               1.28                8.98            7.58
                     March 31(1)                 1.70               1.30                9.55            8.30
                     June 30                     2.00               1.67               12.61           11.08

2004-05              September 30                2.10               1.87               13.83           12.00

(1) March 26, 2004 was the record date for the cancellation of one out of every two shares and the payment of $1.25 per share cancelled.

                                                   Tenon Ordinary                        Tenon Ordinary
                                                       Shares                                 ADSs
                                                        NZ$                                    US$
                                                   --------------                        --------------

Fiscal Year          Quarter ended               High                Low                High            Low
-----------          -------------               ----                ---                ----            ---
2003-04              June 30                     1.98               1.89               12.22           11.60
2004-05              July 31                     1.96               1.87               12.42           12.00
                     August 31                   2.04               1.96               13.45            2.47
                     September 30                2.10               1.98               13.83           12.76
                     October 31                  2.20               2.05                -               -
                     November 30                 2.29               2.12                -               -

                                              Tenon Preference Shares                  Tenon Preference
                                                        NZ$                                  ADSs
                                                                                              US$
                                              -----------------------                  ----------------

Fiscal Year          Quarter ended               High                Low                High            Low
-----------          -------------               ----                ---                ----            ---

2000-01                                           .36                .25                1.443           1.063
(from 7 Dec `00)
2001-02                                           .35                .20                1.412           0.860


2002-03              September 30                 .25                .22                1.140           0.930
                     November 30                  .22                .20                1.01            0.94
                     (2 months)
-------------------- ------------------ ------------------ ------------------ ----------------- ------------------
Post 1:5             December 31                 0.99               0.93                5.04            4.65
consolidation        (1 month)
                     March 31                    1.19               0.99                6.42            5.02
                     June 30                     1.16               0.97                6.90            5.46

2003-04              September 30                1.28               1.10                7.77            6.53
                     December 31                 1.39               1.28                8.84            7.59
                     March 31(1)                 1.70               1.30                9.51            8.30
                     June 30                     2.02               1.67               12.47           11.11

2004-05              September 30                2.10               1.87               13.75           12.01

(1) March 26, 2004 was the record date for the cancellation of one out of every two shares and the payment of $1.25 per share cancelled.

                                              Tenon Preference Shares                  Tenon Preference
                                                        NZ$                                  ADSs
                                                                                              US$
                                              -----------------------                  ----------------

Fiscal Year          Quarter ended               High                Low                High            Low
-----------          -------------               ----                ---                ----            ---

2003-04              June 30                     1.98               1.90               12.22           11.55
2004-05              July 31                     1.96               1.87               12.42           12.01
                     August 31                   2.03               1.96               13.57           12.48
                     September 30                2.10               1.96               13.75           12.84
                     October 31                  2.22               2.04                -               -
                     November 30                 2.28               2.15                -               -


            On January 22, 2002 the New York Stock Exchange (NYSE) advised that we were in breach of a NYSE quantitative continuous listing standard, because the average closing price of our ADSs had been less than US$1.00 over a consecutive 30-day trading period. In order to remedy the breach we consolidated our Ordinary Shares and Preference Shares on the following basis:

      o a consolidation on a one for five basis. As a result, on November 29, 2002 every five ordinary shares and five preference shares in the Company registered in the name of a shareholder on the record date were consolidated into one Ordinary Share and one Preference Share respectively;

      o if, in effecting the consolidation, a holder of our ordinary shares or preference shares did not have a number of ordinary shares or preference shares exactly divisible by five, in calculating the number of shares to be held by such holder following consolidation, a fraction of a share was rounded up to the nearest whole number;

      o in respect of the holders of ADRs, the number of ADSs on issue was consolidated on a one for five basis to enable the American Depositary Receipt ratio of ten shares in the Company per ADR to remain unchanged. Any fractional ADS resulting from the consolidation was sold, with the proceeds going to the ADS holder.

            This consolidation resulted in an increase in the market price of those shares and the market price of the ADSs to a level which remedied the breach of the NYSE's quantitative continuous listing standard.

            On March 31, 2004, we distributed $349 million to shareholders under a share cancellation and return of capital programme. One out of every two Ordinary Shares and Preference Shares were cancelled and $1.25 per cancelled share was paid to shareholders. The distribution of capital was made as the forest sales programme generated cash which was surplus to our near-term business requirements.

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

      Proposed merger of the Share Classes

            The Board proposes that, in conjunction with the second capital return to be undertaken, to merge the two classes of Tenon shares leaving a single class of Ordinary Shares. This aspect of the capital return process will only occur if a favourable tax ruling is received prior to implementation of the capital return. The capital return must be approved by a special resolution (75% of those voting) of Ordinary Shareholders and a special resolution of Preference Shareholders. The merger of the classes is considered appropriate at this time because substantially all the capital initially invested that is protected by the liquidation preferences attached to the Preference and Ordinary Shares will have been returned by way of the two capital returns.

      Tenon Shares

            Tenon remains as the continuing business of Fletcher Challenge Limited, re-named Fletcher Challenge Forests Limited from April 17, 2001, and re-named Tenon Limited from February 20, 2004 (see "Item 4. Information on the Company - History and Development of the Company "). Our shareholders hold Tenon Ordinary and Preference Shares in Tenon Limited, which were previously Fletcher Challenge Forests Ordinary and Preference Shares. During 2000-01 the Fletcher Challenge Building, Energy and Paper shares were cancelled and have been excluded from the preceding disclosure.


MARKETS

      Tenon Ordinary and Preference Shares trade on the NZX. Tenon Ordinary and Preference Shares were also listed on the Australian Stock Exchange ("ASX") until October 1, 2004 when Tenon delisted from the ASX. ADSs representing Tenon Ordinary and Preference Shares evidenced by Ordinary and Preference American Depository Receipts ("ADRs"), for which Citibank, N.A. was the Depositary, were listed on the NYSE until September 30, 2004 when Tenon delisted from the NYSE.

ITEM 10. ADDITIONAL INFORMATION

CONSTITUTION

      Tenon Limited is registered with the New Zealand Companies Office under registered number AK/37116. Our purposes and objectives are not expressly stated in our constitution. Under the Companies Act 1993 (New Zealand), we have full capacity to carry on or undertake any business or activity, do any act, or enter into any transaction (subject to that Act, other enactments and the general law).

      Tenon Limited was admitted to the Official List of the Australian Stock Exchange on June 30, 2002 but delisted effective from October 1, 2004.

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

      Nationality/residence status for shareholders

            There are no restrictions in our constitution on the holding of equity securities dependent on the holder's nationality or country of residence. See, however, the discussions below under "Exchange Controls - Overseas Investment"

            Ordinary Shares

            Each Ordinary Share confers on the holder:

            o     voting rights (discussed in more detail below);

            o     the right to participate in dividends authorised by the Board;
                  and

            o the right to participate in a distribution of surplus assets (if any) of the company in the event of liquidation.

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

            It is also proposed that, as part of the second capital return, the two classes of Tenon shares will merge into a single class of Ordinary Shares - see the discussion under "Preference Shares".

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

            The exceptions, where the Board can issue new shares of equity securities without the prior approval of the Affected Shareholders, include where:

            o the terms of issue of the Affected Shareholders' equity securities expressly reserved the right for the Board to issue the new equity securities and specified the maximum number and class of equity securities which could be issued; or

            o the Affected Shareholders' equity securities were issued on terms that the Affected Shareholders would vote together with the holders of another class or classes of equity security on a resolution to issue new securities, and the issue is approved by such a resolution (passed by a simple majority) of holders of all the relevant classes voting together; or

            o the equity securities being issued are being offered to existing shareholders on a basis which, if the offer were accepted by all such shareholders, would maintain the existing proportionate rights of each existing shareholder to voting and distribution rights, and the offer is renounceable; or

            o the equity securities are offered to holders of existing equity securities of the Company for a consideration not exceeding $5,000 per existing equity security holder and a total number of securities to be issued is not greater than 30% of the number already on issue including where the offer is not accepted; or

            o the equity securities being issued are issued to existing shareholders as fully paid equity securities on a basis that maintains the existing proportionate rights of each existing shareholder to voting and distribution rights; or

            o the issue is being made to persons other than Directors, associated persons of Directors or employees, and the total number of equity securities being issued (and of all other equity securities issued under this exception in the preceding 12 months) does not exceed the aggregate of:

                  o 15% of the total number of equity securities of that class on issue at the commencement of the preceding 12 month period; and

                  o 15% of the number of equity securities of that class issued during the preceding 12 month period pursuant to other exceptions or approved by an ordinary resolution of the Affected Shareholders; less

                  o 15% of the number of equity securities of that class that have been acquired or redeemed by us during the preceding 12 month period (unless such redeemed or acquired equity securities are being held as treasury stock); or

            o the equity securities in an existing class are being issued to employees only, and the total number of equity securities being issued (and all other securities issued under this exception in the preceding 12 month period), does not exceed 3% of the aggregate of:

                  o the total number of equity securities of that class on issue at the commencement of the preceding 12 month period; and

                  o the total number of equity securities of that class issued during the preceding 12 month period under other exceptions or approved by an ordinary resolution of the Affected Shareholders;

                  and the total number of shares of that class issued to employees under this exception during the five years immediately prior to the issue does not exceed 7% of the total number of equity securities of that class on issue immediately preceding the date of issue; or

            o the issue is being made as a consideration in an offer made by us or any of our subsidiaries in relation to a takeover offer, and the offer is made to all holders of securities in any company or other listed entity; or

            o the issue is made upon conversion of any securities issued by us that allow for conversion of the securities to equity securities; or

            o the issue is made to an existing holder of equity securities in order to bring that holder's holding up to the minimum holding; or

            o the issue is made pursuant to an arrangement, amalgamation or compromise effected in accordance with the Companies Act 1993 (New Zealand); or

            o the issue is made pursuant to a plan for the issue of equity securities in lieu of dividends.

      Modification of the rights of holders

            The rights attached to equity securities cannot be modified without the approval of a special resolution of the holders of each class of equity security whose rights are being affected, unless:

            o other than in relation to shares, the class of equity security whose rights are being affected is not "Quoted" on the NZX; or

            o the terms on which the equity securities were issued otherwise allow for the rights to be modified without consent.

            The issue of further securities of the same class is not an action that modifies the rights attached to existing securities of that class. This approach is consistent with the regime provided by the Companies Act 1993 (New Zealand).

      Buybacks/redemptions of equity securities

            Buybacks

            We are entitled to purchase or otherwise acquire equity securities in Tenon from our shareholders provided that the acquisition:

            o is effected by offers made by us through an order matching market of the NZX or any other stock exchange approved by the NZX; or

            o is effected by an offer to buy-back that is made pro-rata to all shareholders and, if accepted, would not affect the shareholders' relative voting and distribution rights; or

            o is for the purpose of acquiring the equity securities held by a shareholder who does not hold a minimum holding; or

            o has been approved by separate ordinary resolutions of the holders of each separate group of each class of equity security whose rights or entitlements are materially affected in a similar way by the acquisition or redemption; or

            o is required by a shareholder by way of a minority buy-out if the shareholder has dissented to a successful resolution in relation to the adoption, alteration or revocation of our constitution (which imposed or removed a restriction on our activities), the approval of a major transaction, the approval of an amalgamation of Tenon or the taking of action that affects the rights attaching to shares; or

            o is made to one or more shareholders where the acquisition of this type is either consented to by all shareholders or expressly permitted by the constitution, and the Board has resolved that the acquisition will benefit the remaining shareholders and the terms of the offer and the consideration being offered are fair and reasonable to the remaining shareholders, provided that the acquisition is not made in whole or part from any Director, associated person of a Director, or employee of ours, and the total number of equity securities of that class acquired under this power during the preceding 12 months does not exceed 15% of the total number of equity securities of that class on issue at the commencement of that period.

            Redemptions

            We are entitled to redeem equity securities where:

            o the holder of the equity securities holds less than a minimum holding;

            o the equity securities were issued pursuant to an ordinary resolution of the holders of equity securities whose rights or entitlements could be affected by the issue, or the equity securities were offered to all holders of equity securities on a pro-rata basis, and one of the terms of issue provided for redemption of the equity securities by us;

            o the option to redeem equity securities is exercised in relation to all shareholders of the same class of equity security in a manner that will leave unaffected relative voting and distribution rights;

            o the equity securities in question are debt securities of ours which may be converted into shares and, before conversion occurs, they are redeemed by us for cash; and

            o the redemption of those equity securities is approved by separate resolutions of the shareholders whose rights or entitlements are materially affected in a similar way by the redemption.

            Generally

            The constitution further limits issues, buybacks and redemptions, so that no issue, acquisition or redemption of equity securities that has the effect of materially changing the effective control of Tenon can be made without the precise terms and conditions of the acquisition or redemption being approved by an ordinary resolution of the shareholders. This restriction only applies to persons or entities (and their associated persons) who control more than 1% of the voting rights prior to the issue, acquisition or redemption.

      Financial Assistance

            We can provide financial assistance for the purpose of, or in connection with, the acquisition of equity securities issued or to be issued if:

            o the financial assistance is given to shareholders or prospective shareholders (excluding any Director, associated person of a Director or employee), and the amount of the financial assistance, together with that given under this exception in the preceding 12-month period, does not exceed 5% of the equity recorded in the most recent published group financial statements of Tenon and its subsidiaries; or

            o the financial assistance is given to employees (but excluding any Director or associated person of any Director) and the amount of financial assistance, together with that provided to employees under this exception in the preceding 12-month period, does not exceed 2% of the equity recorded in the most recent published group financial statements of Tenon and its subsidiaries, and the amount of financial assistance provided under this exception in the preceding five year period does not exceed 5% of the equity recorded in the most recent published group financial statements of Tenon and its subsidiaries; or

            o the financial assistance is offered or given in a manner that gives all holders of equity securities the opportunity to be treated in the same manner; or

            o the shareholders have approved by separate ordinary resolutions of members of each separate group of each class of equity securities whose rights or entitlements are materially affected in a similar way by the financial assistance.

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

            Instead of paying a dividend, the Board has the discretion to resolve:

            o to capitalise an amount or part of the amount for the time being available for distribution; and

            o to apply the capitalised amount in or towards paying up any amounts for the time being unpaid on any equity securities held by the holders who would be entitled to that amount if it was distributed by way of dividend and the holders of any other equity securities who are entitled to participate in bonus issues; and/or

            o to pay up in full unissued equity securities issued pro rata to such holders.

            The Board also has the discretion to introduce a dividend election plan allowing shareholders to elect to receive further equity securities in lieu of dividends.

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

      Change of control provisions

            The constitution does not contain any provisions that would have the effect of delaying, deferring or preventing a change in control of the company, although New Zealand's Takeovers Code ("Code") may apply. The Code prohibits a person who holds between 0% and 20% of the voting rights in the company from becoming the holder or controller of more than 20% of the voting rights, and a person who holds or controls 20% or more of the voting rights in the company from acquiring further voting rights, except in circumstances where:

            o the person acquires the equity securities to which the voting rights attach pursuant to a "full offer" (being an offer made for all the voting securities in the company it does not already hold); or

            o the person acquires the equity securities to which the voting rights attach pursuant to a "partial offer" (being an offer made to all holders of voting securities on identical terms and for identical consideration (per voting security) for a specified percentage of each class of voting security of the company not already held or controlled by that person) with such offer being conditional upon the offeror holding or controlling 50% of the voting rights on completion of the offer; or

            o the acquisition of the further voting securities (including the specific terms of the acquisition) has been approved by an ordinary resolution of shareholders; or

            o that person's voting rights increase as a result of an allotment of further voting securities approved by an ordinary resolution of shareholders; or

            o that person already holds between 50% and 90% of the voting rights, and the total increase in voting rights over the preceding twelve month period does not exceed 5% of the total voting rights in the company; or

            o that person already holds or controls 90% or more of the voting rights in the company.

The Code also provides for a compulsory acquisition of the outstanding security holders' securities if the "dominant security holder" holds or controls 90% or more of the voting rights in the company. The compulsory acquisition can be initiated at the election of either the outstanding security holders or the dominant security holder.

      Substantial security holders

            Once a shareholder has a relevant interest in 5% or more of the voting securities of the company, it becomes a "Related Party" and our constitution restricts that shareholder's ability to transact with us (see the discussion regarding "Material Transactions with Related Parties" below). A substantial shareholder's rights may also be affected by other applicable regimes such as the insider trading provisions, disclosure obligations and the Takeovers Code (discussed above).

      Directors

            The Directors of the Company, acting as the Board, are responsible for managing the business and affairs of the Company in accordance with the Companies Act 1993 (New Zealand) and constitution, and the Board is vested with all the powers necessary to do this.

      Number of Directors

            There must not be more than nine or fewer than five Directors at any time. At least two Directors must be New Zealand residents. Directors are not currently able to appoint alternate Directors to act on their behalf although the Company's proposed new constitution will allow this (See "Proposed Changes to our Constitution").

      Appointment / removal of Directors

            Directors may be appointed and removed by ordinary resolution. There are no provisions in the constitution which confer on any holder of equity securities special representation rights on the Board. Further, Directors may also be appointed by the Board from time to time, but the term of office for Directors appointed in this manner is limited to the period from the time of appointment to the next annual shareholders' meeting.

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

            A Director is entitled to transact with the company, either in his or her own right or through another party in whom that Director has a direct or indirect interest (although see the discussions on "Material Transactions with Related Parties" below).

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

      Restrictions on Transactions

      Major Transactions

            The Board may not enter into any transaction or series of linked or related transactions to acquire, sell, lease, exchange or otherwise dispose of (other than by way of charge) our assets, or assets to be held by us:

            o     which would change the essential nature of our business; or

            o in respect of which the gross value is an amount in excess of 50% of the average market capitalisation of the company,

except where entry into the transaction or series of linked or related transactions is the subject of the prior approval of an ordinary resolution of shareholders (or by special resolution if the transaction constitutes a major transaction of the company as defined in the Companies Act 1993 (New Zealand)).

      Material Transactions with Related Parties

            The Board may not enter into a transaction (directly or indirectly) with a "Related Party" where we:

            o purchase or acquire or sell or dispose of assets having an aggregate net value exceeding 5% of the average market capitalisation of the company; or

            o issue our own securities or acquire our own equity securities having a market value in excess of 5% of the average market capitalisation of the company; or

            o borrow, lend, pay or receive, money, or incur an obligation, of an amount exceeding 5% of the average market capitalisation of the company; or

            o enter into any guarantee, indemnity or similar obligation, or give security for any obligations which may expose us to liability, in excess of 5% of the average market capitalisation of the company; or

            o provide or obtain any services in respect of which the actual gross cost to us in any financial year (ignoring any returns or benefits in connection with such services) is likely to exceed an amount equal to 0.5% of the average market capitalisation of the company; or

            o amalgamate, except for amalgamations of a wholly owned subsidiary with another wholly owned subsidiary or with Tenon,

without the prior approval of an ordinary resolution of shareholders. There are certain exceptions to this requirement. A "Related Party" includes a Director or associated person of a Director, a substantial security holder in the company, or an associated person of the company, or any of the foregoing persons. Related parties that are shareholders (and their associated persons) may not vote on any resolution to approve a transaction with that party.

      Proposed Changes to Constitution

            Our shareholders have been asked to approve the adoption of a new constitution, effective December 22, 2004. The new constitution is being adopted to reflect changes to:

            o incorporate by reference amendments to the NZX Listing Rules made in October 2003 and May 2004;

            o     reflect our de-listing from the ASX and

            o update some minor items in the constitution, including a provision allowing Directors to appoint alternate Directors to act on their behalf.

            Amended NZX Listing Rule 3.1.1 came into effect in May 2004 and permits us to incorporate the relevant NZX Listing Rules in our constitution by reference. We have proposed to adopt this approach as it has a number of advantages, including:

            o removing the need for the us to update our constitution each time the NZX Listing Rules change, thereby saving us both time and money and avoiding the need to obtain waivers from NZX in the event of any inconsistency between the constitution and the NZX Listing Rules;

            o permitting us to utilize any NZX Listing Rule amendments from the date that those amendments become effective without the need to first obtain specific waivers or rulings in each case; and

            o     shortening and simplifying the constitution.

            If the new constitution is adopted by our shareholders it will mean that if, in future, there are changes made to the NZX Listing Rules that render any provision in the constitution inconsistent with the NZX Listing Rules, then the NZX Listing Rules (as amended by any waiver or ruling relevant to Tenon) will prevail. Ongoing compliance with the NZX Listing Rules is a condition of continued listing on NZX and the market trading of its shares.

            In addition, if Tenon shareholders and the High Court approve the proposed capital return, and we receive a favourable tax ruling, Tenon will no longer have a separate class of Preference Shares on issue. All the then-existing Preference Shares will be deemed to be Ordinary Shares and the existing constitutional provisions establishing the distinctions between the classes of shares will be removed with effect from the implementation of the capital return.

            Details of the new constitution can be viewed on our website www.tenon.co.nz, or obtained on request from Tenon Limited, PO Box 92-036, Auckland 1030, New Zealand.

            The terms used in this section above are defined in the source documents, statutes and regulations and the above is a summary only of the matters discussed.

MATERIAL CONTRACTS

            The following material contracts (being contracts entered into outside the ordinary course of our business or which we are otherwise required to file as exhibits to this annual report) either have been entered into by us or our subsidiaries during the prior two year period, are continuing obligations that we have taken over following the reorganization of the Fletcher Challenge Group, or both:

      (a) The Arrangement Agreement between us, Fletcher Building Limited and Fletcher Challenge Industries Limited (now Tenon Holdings Limited) dated December 20, 2000 that relates to the separation of Fletcher Challenge Building from the Fletcher Challenge Group under section 236 of the Companies Act 1993 (New Zealand). This Agreement includes a plan of arrangement under which Fletcher Challenge Building shareholders exchanged their Fletcher Challenge Building shares for shares in Fletcher Building Limited on a one for one basis. Under this Agreement, we transferred to Fletcher Building Limited the operations, assets and liabilities properly attributable to Fletcher Challenge Building in consideration for the transfer to us of all the shares in Building Holdings Limited (the Fletcher Building Limited subsidiary which then held all the Fletcher Challenge Building shares) and a cash payment equal to the sum of:

            o the Fletcher Challenge Group debt attributed to Fletcher Challenge Building;

            o an amount sufficient to purchase New Zealand Government treasury securities sufficient to defease the Fletcher Challenge Industries Limited capital notes attributed to Fletcher Challenge Building (except to the extent that Fletcher Challenge Industries Limited was released from its obligations under those capital notes or Fletcher Building Limited replaced certain of those capital notes with new capital notes issued by it);

            o Fletcher Challenge Building's share of the total costs of dismantling Fletcher Challenge Limited's targeted share structure; less

            o the amount of the cash payment to be made by Fletcher Challenge Energy for tax assets attributed to Fletcher Challenge Building which were transferred to Fletcher Challenge Energy.

      (b) The Arrangement Agreement between us, Shell Overseas Holdings Limited (Shell), Apache Corporation and Fletcher Challenge Industries Limited (now Tenon Holdings Limited) dated October 10, 2000 that relates to the sale of Fletcher Challenge Energy to Shell and Apache Corporation implemented under section 236 of the Companies Act 1993 (New Zealand). This Agreement includes a plan of arrangement under which Fletcher Challenge Energy shareholders exchanged their Fletcher Challenge Energy shares for:

            o     US$3.55 in cash for each Fletcher Challenge Energy share held;

            o one ordinary share in Rubicon Limited for each Fletcher Challenge Energy share held; and

            o one entitlement to a share in Capstone Turbine Corporation for every 70 Fletcher Challenge Energy shares held.

            Under this Agreement, we transferred to Shell and Apache the operations, assets and liabilities properly attributable to Fletcher Challenge Energy in consideration for the transfer to us of all the shares in Exploration Holdings Limited (the Shell subsidiary which then held all the Fletcher Challenge Energy shares) and a cash payment equal to the sum of:

            o the Fletcher Challenge Group debt attributed to Fletcher Challenge Energy;

            o an amount sufficient to purchase New Zealand Government treasury securities sufficient to defease the Fletcher Challenge Industries Limited capital notes attributed to Fletcher Challenge Energy;

            o Fletcher Challenge Energy's share of the total costs of dismantling Fletcher Challenge Limited's targeted share structure; and

            o the amount of the cash payment to be made by Fletcher Challenge Energy for tax assets to be received by Fletcher Challenge Energy which were previously attributed to Fletcher Challenge Building and Fletcher Challenge Forests.

      (c) The Arrangement Agreement between us, Norske Skogindustrier ASA (Norske Skog) and Fletcher Challenge Industries Limited (now Tenon Holdings Limited) dated April 3, 2000 that relates to the sale of Fletcher Challenge Paper to Norske Skog implemented under section 236 of the Companies Act 1993 (New Zealand). This Agreement includes a plan of arrangement under which Fletcher Challenge Paper shareholders exchanged their Fletcher Challenge Paper shares for $2.50 per share.

            Under this Agreement, we transferred to Norske Skog the operations, assets and liabilities properly attributable to Fletcher Challenge Paper in consideration for the transfer to us of all the shares in Konrad Holdings Limited (the Norske Skog subsidiary which then held all the Fletcher Challenge Paper shares) and a cash payment equal to the sum of:

            o the Fletcher Challenge Group debt and Fletcher Challenge Industries Limited capital notes in each case attributed to Fletcher Challenge Paper; and

            o Fletcher Challenge Paper's share of the total costs of dismantling Fletcher Challenge Limited's targeted share structure.

      (d) The Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between us and Fletcher Challenge Paper Limited. Certain assets and liabilities attributed to divisions of Fletcher Challenge Limited which were separated from Fletcher Challenge Limited were not held by companies that were transferred with the relevant division. These included specified assets and liabilities held in one division that were properly attributable to another division but were not transferred prior to separation. Further, certain assets and liabilities that were properly attributable to a departing division, were held by Fletcher Challenge Limited corporate companies that remained with us. The Deed addresses the second of these features by documenting a mechanism whereby the economic benefit of such assets is received, and responsibility for such liabilities assumed, by the division to which those assets or liabilities are properly attributed until those assets or liabilities are actually transferred. This mechanism will continue to operate for those assets and liabilities that are unable to be transferred.

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

      (g) The Supply Agreement between us and Fletcher Building Products Limited dated February 28, 2001 relating to the supply of pulpwood, whole log chip and residues. This agreement, which has a term of 20 years absent termination by the parties pursuant to a material breach by, or liquidation of, or a receiver being appointed or about to be appointed for one of the parties, provides that Fletcher Building Products Limited is unconditionally entitled to 100,000 m3 per year of pulpwood and whole log chip from us and is conditionally entitled to a further 100,000 m3 per year of pulpwood and whole log chip. The additional 100,000 m3 will be supplied only if it is available after we have met our obligations under two pre-existing supply agreements that represent an aggregate commitment from us of 415,000 m3 of pulp logs (this is comprised of 300,000 m3 under the agreement with Norske Skog Tasman Limited as set out in (i) below and 115,000 green tonnes of pulp logs logs per year under an agreement with Carter Holt Harvey Limited). The price of the pulpwood is to be determined by reference to a third-party survey of world pulp log prices, as adjusted by a formula established in the agreement that is designed to compensate for the differences between pulp logs and fiber. Fletcher Building Products Limited is also entitled to up to 100% of the sawmill chips produced at our Taupo sawmill. Fletcher Building Products Limited is also entitled to up to 100% of the sawmill chips produced at our Kawerau and Rainbow Mountain sawmills that is not required by Norske Skog Tasman Limited under its contract with us. Fletcher Building Products Limited's entitlement to sawmill chip is subject to the rights of Carter Holt Harvey Limited under its contract with us. Fletcher Building Products Limited is also entitled to 100% of the shavings and sawdust produced by our sawmilling operations.

      (h) The debt funding arrangement for the senior credit facility for up to NZ$150 million dated February 27, 2004. Pursuant to this facility, we and certain guaranteeing subsidiaries ("the Obligors") have restrictions imposed in relation to the following transactions:

            (i) Limitation On Security Interests: The Obligors will not create or permit to arise or exist any security interest over its assets to secure any debt or any indebtedness under any guarantee of debt, other than a permitted security interest;

            (ii)  Limitation on debt secured by permitted security interests:
                  The Obligors will not permit the aggregate principal amount of debt of the group (but excluding Tarawera Forests Limited and each US subsidiary (US subsidiaries are American Wood Moulding LLC and The Empire Company Inc) for so long as that US subsidiary is not a guaranteeing subsidiary for these purposes) at any time which is secured by permitted security interests (other than the security), on a consolidated basis, to exceed 2.5% of the total assets of the obligors at that time;

            (iii) Limitation on asset dispositions: The Obligors will not whether by one transaction or by a number of transactions taking place in any financial year (excluding permitted disposals, the sale of the forestry assets by the Company under the sale and purchase agreement with the Kiwi Group Consortium, and the sale of the consolidated group's shares in, or the assets of Tarawera), dispose of assets the book values of which at the time of disposal and taken together amount to more than 10% of the total assets of the group at the beginning of that financial year;

            (iv)  Limitation on affiliate transactions: The Obligors will not:

                  o dispose of any asset to any other subsidiary except in a bona fide transaction on an arm's length basis, and for fair market value;

                  o provide any services to, or be provided with any services by, or surrender the benefit of any deduction or credit for taxation purposes to, or engage in any other transaction with or involving or for the benefit of, any other subsidiary, other than in a bona fide transaction on an arm's length basis, evidenced in writing and for a consideration which it reasonably considers as fair; or

                  o make any loan or provide any other financial accommodation to, or give any guarantee of any of the indebtedness of, any other subsidiary if the aggregate of the principal amount of all such loans and the maximum principal amount payable under all such guarantees would exceed 2.5% of the total assets of the obligors (except where such indebtedness arises under a guarantee given by any other subsidiary of indebtedness of the company or of a restricted subsidiary);

                  provided that nothing in this paragraph shall prohibit:

                  o     anything which is permitted in paragraph (v) below; or

                  o performance in the ordinary course of business of certain joint venture and partnership arrangements (being Tarawera Forests Limited and the US subsidiaries) and any similar arrangements entered into from time to time in the ordinary course of business of the group; or

                  o financial accommodation of up to US$9,000,000 in total in relation to the US subsidiaries.

            (v) Limitations on dividends, capital distributions and share buy-backs: The Obligors will not (without the prior consent of the majority lenders):

                  o make any distributions (as defined in section 2 of the Companies Act 1993); or

                  o acquire any of its own shares (unless it is required to do so by law) or redeem any of its own shares which are redeemable at its option or take any other action to reduce its capital; or

                  o give financial assistance, directly or indirectly, to any person for the purpose of, or in connection with, the purchase of any of its shares or shares in its holding company, provided that nothing in this clause shall prohibit any guaranteeing subsidiary from providing such financial assistance to any other guaranteeing subsidiary or to the company, if an event of default or an event of review has occurred and is continuing or would occur as a result thereof.

            (vi) Restriction on debt of subsidiaries: We will not permit the aggregate amount being outstanding of all debt of the consolidated group (excluding each US subsidiary for so long as such US subsidiary is not a guaranteeing subsidiary) to at any time exceed NZ$20,000,000.

            (vii) Limitation on mergers and asset sales: The Obligors will not amalgamate, consolidate or merge with or liquidate, wind-up or dissolve into any other successor person except if:

                  o the successor person assumes the obligations of the relevant company under the facility agreement and security documents; and

                  o no event of default or event of review has occurred and is continuing or would occur as a result thereof; and

                  o the core business of that person is substantially the same as our existing core business; and

                  o the successor person is incorporated in New Zealand or any other jurisdiction approved by the majority lenders; and

                  o the amalgamation or merger is a solvent amalgamation or merger between two or more guaranteeing group members; or

                  o the amalgamation or merger involves the sale of the shares in, or assets of, Tarawera.

           (viii) Material contracts: neither we nor any of our subsidiaries will: (i) amend or vary in a respect or to an extent which is material in the context of the facilities, or consent to any amendment to or variation of, any material contract in a respect or to an extent which is material in the context of the facilities; or (ii) avoid, release, surrender, terminate, rescind, discharge (other than by performance) or accept the repudiation of any material contract, where this has, or is likely to have, a material adverse effect. A material contract means:

                  o the sales agreement dated June 19, 1968 between Tarawera Forests Limited and Tasman Pulp and Paper Company Limited (now Norske Skog Tasman Limited) as amended by a variation agreement dated December 19, 2000 and as amended on June 4, 2004;

                  o the supply agreement commencing February 1, 1988 between Tasman Forestry Limited (now Tenon Industries Limited) and Carter Holt Harvey Limited trading as Packaging New Zealand;

                  o the inter-division agreement dated October 5, 1999 between Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Tasman Pulp and Paper Company Limited (now Norske Skog Tasman Limited) as amended by a variation agreement dated December 19, 2000;

                  o the eucalypt supply agreement dated March 15, 2000 between Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Tasman Pulp and Paper Company Limited (now Norske Skog Tasman Limited) as amended by a variation agreement dated December 19, 2000;

                  o the supply agreements dated November 18, 1963 and October 27, 1966 and the implementation agreement dated December 19, 1995 between Citic New Zealand Limited
                        (BVI) (in Receivership), Forestry Corporation of New Zealand Limited (in Receivership), Fletcher Challenge Forest Industries Limited (now Tenon Industries Limited) and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited);

                  o the fiber supply agreement dated July 28, 2000 between Fletcher Challenge Forests Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Fletcher Challenge Paper Limited (now Norske Skog Tasman Limited) as amended by a variation agreement dated December 19, 2000;

                  o the supply agreement dated July 28, 2000 between Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Fletcher Merchants Limited;

                  o the supply agreement dated February 28, 2001 between Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Fletcher Building Products Limited;

                  o the wood supply agreement dated March 28, 2003 between UBS Mangakahia Forest Venture Limited (now GFP Mangakahia Forest Venture Limited) and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited);

                  o the wood supply agreement dated March 28, 2003 between CNI Timber Operating Company Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited);

                  o the sawlog supply agreement dated December 18, 2003 between Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Kiwi Forests Group Limited;

                  o the sawlog supply agreement dated December 18, 2003 between Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and OTPP New Zealand Forest Investments Limited;

                  o the sawlog supply agreement dated December 18, 2003 between Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Viking Global New Zealand Limited;

                  o the NST pulp log supply agreement dated December 18, 2003 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Kiwi Forests Group Limited;

                  o the NST pulp log supply agreement dated December 18, 2003 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and OTPP New Zealand Forest Investments Limited;

                  o the NST pulp log supply agreement dated December 18, 2003 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Viking Global New Zealand Limited;

                  o the Whakatane pulp log supply agreement dated December 18, 2003 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and OTPP New Zealand Forest Investments Limited;

                  o the Whakatane pulp log supply agreement dated December 18, 2003 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Viking Global New Zealand Limited;

                  o the eucalypt pulp log supply agreement dated December 18, 2003 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Kiwi Forests Group Limited;

                  each as modified, novated, supplemented, varied or replaced from time to time.

            (ix) Financial covenants: We undertake that so long as any facility remains outstanding:

                  o gearing ratio: at the end of each financial quarter ("test date") of the Company the gearing ratio shall not exceed 3.00 times;

                  o interest cover ratio: the ratio of EBIT to interest expense shall not be less than 3.00 times on any test date;

                  o net debt to total tangible assets ratio: the percentage of net debt of the group to total tangible assets of the group shall not at any time exceed 50%;

                  o minimum net tangible assets: at all times minimum net tangible assets shall not be less than NZ$125,000,000 until March 31, 2006 and NZ$150,000,000 thereafter;

                  o total tangible assets: at all times total tangible assets (disregarding any investments in subsidiaries and inter-company loans) of the Obligors shall be not less than 95% of total tangible assets of the group; and

                  o EBIT: at all times EBIT of the Guaranteeing Group shall not be less than 95% of the EBIT of the Consolidated Group.

      (i) The agreement between Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Tasman Pulp and Paper Company Limited (now Norske Skog Tasman Limited) (NS) dated October 5, 1999 as varied by the variation agreement dated December 19, 2000 between Fletcher Challenge Forests Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited), and NS, and as amended again by a settlement letter dated March 31, 2004, will continue for 45 years from June 4, 2004. The agreement as varied records that we are required to make available for supply to NS not less than 300,000 m3 of pulp logs, pulpwood and arisings or thinnings per year. The 300,000 m3 includes any volume supplied to NS and Carter Holt Harvey Limited under the Tarawera Sales Agreements, referred to below in (ff) and (gg), and volume supplied to NS and Carter Holt Harvey Limited under supply arrangements with Tiaki Plantations Company. The price for pulp logs is based on the formula under the Tasman Contracts, namely is based on the average of 12 regional at-mill-door pulp log prices as reported by Wood Resources International Inc., adjusted and discounted to reflect quality differences. The regions are located in North and South America, Europe, Australia and New Zealand. NS is also entitled to up to 100% of the sawmill chips produced at our Kawerau and Rainbow Mountain sawmills for as long as they remain operating. NS is also entitled to up to 100% of the sawmill chips produced at our Taupo sawmill and up to 100% of the shavings and sawdust that are not required by Fletcher Building Products Limited in its contract with us as set out in (g) above. The price for sawmill chips is based on the formula used under the Tasman Contracts.

      (j) The supply agreement between Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Tasman Pulp and Paper Company Limited (now Norske Skog Tasman Limited) (NS) dated March 15, 2000 relates to the supply of Eucalyptus pulp logs by us to NS. NS will purchase 40,000 m3 of Eucalyptus pulp logs from us each year for five years commencing on July 1, 2004. The contract will continue to June 30, 2009 unless terminated by the parties, subject to notice requirements, for unremedied breach of its terms, insolvency, or for ongoing delay for certain reasons constituting force majeure. The price to be paid for the Eucalyptus pulp logs will be determined by the parties in the month prior to each quarter. The price will be determined based on the export price for Eucalyptus chips at Mount Maunganui adjusted to approximate an export price for Eucalyptus pulp logs at Kawerau as per an agreed formula taking into account transport and storage costs, etc. An independent expert's decision will be binding in the event of disagreement as to price.

      (k) The backup agreement dated July 28, 2000 between Fletcher Challenge Forests Limited (now Tenon Industries Limited) (TIL), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Norske Skog Tasman Limited (NS), under which TIL agreed to supply fiber to NS under the terms of the Tasman Contracts where the CNIF Partnership has not consented to NS remaining a party to the Tasman Contracts after the sale of Fletcher Challenge Limited's Paper Division. Our commitment under this agreement is to supply up to 500,000 m3 of pulpwood per year to NS for each of the years ending March 31, 2001 to 2005 (falling to 400,000 m3 for each of the years ending March 31, 2006 to 2030 when the contracts expire). The terms of supply are substantially similar to the Tasman Contracts. (See (rr) below. Pursuant to the Abeyance Deed the obligation to supply the 500,000 m3 and 400,000 m3 is currently in abeyance).

      (l) The management agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forest Ventures Limited)
            (GFP) dated March 28, 2003. The agreement commenced on March 28, 2003 and continues until the termination of the GFP forestry right. The forestry right runs for a period of seven years or until GFP has returned all the land upon which the relevant trees stand, whichever is earlier. We must provide an annual strategic plan and operating plan and must provide monthly, quarterly and annual reports. Our main obligations are forest health including monitoring and pest control; records maintenance, maintenance of roads, fences, water tables and drainage; and fire protection. GFP must pay us quarterly in advance a management fee of NZ$18 per hectare of remaining stands plus GST. The fee is to be reviewed biennially at the relevant April quarterly meeting. GFP is also responsible for all operating costs which are directly incurred in the management of the trees and which have been approved under the operating plan.

      (m) The management agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003. The agreement commenced on March 28, 2003 and continues until the termination of CNI's forestry right. The forestry right runs for a period of 13 years or until CNI has returned all the land upon which the relevant trees stand, whichever is earlier. We must provide an annual strategic plan and operating plan and must provide monthly, quarterly and annual reports. Our main obligations are forest health including monitoring and pest control; records maintenance, maintenance of roads, fences, water tables and drainage; and fire protection. CNI must pay us quarterly in advance a management fee of NZ$18 per hectare of remaining stands plus GST. The fee is to be reviewed biennially at the relevant April quarterly meeting. CNI is also responsible for all operating costs which are directly incurred in the management of the trees and which have been approved under the operating plan.

      (n) The infrastructure agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Ventures Limited) (GFP) dated March 28, 2003. The agreement commenced on March 28, 2003 and continues until the termination of the GFP forestry right. The forestry right runs for a period of seven years or until GFP has returned all the land upon which the relevant trees stand, whichever is earlier. Our primary obligations are to provide road and harvest planning services including road line salvage. GFP must pay us the following fee: $63,000 plus GST per harvest year; and $35.00 plus GST per hectare for each working block to be harvested; and 12.5 cents plus GST per m3 based on the aggregate Pre Harvest Inventory volumes from non-Tenon working blocks harvested in the relevant harvest year.

      (o) The infrastructure agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003. The agreement commenced on March 28, 2003 and continues until the termination of CNI's forestry right. The forestry right runs for a period of 13 years or until CNI has returned all the land upon which the relevant trees stand, whichever is earlier. Our primary obligations are to provide road and harvest planning services including road line salvage. CNI must pay us the following fee: $63,000 plus GST per harvest year; and $35.00 plus GST per hectare for each working block to be harvested; and 12.5 cents plus GST per m3 based on the aggregate Pre Harvest Inventory volumes from non-FCF working blocks harvested in the relevant harvest year.

      (p) The wood supply agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Ventures Limited) (GFP) dated March 28, 2003. The agreement commenced on March 28, 2003 and continues until the expiry of the GFP forestry right. The forestry right runs for a period of seven years or until GFP has returned all the land upon which the relevant trees stand, whichever is earlier. We are entitled but not obliged to acquire up to 50% of the total volume of wood made available in each harvest period during the term of the agreement.

      (q) The wood supply agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003. The agreement commenced on March 28, 2003 and continues until the expiry of CNI's forestry right. The forestry right runs for a period of 13 years or until CNI has returned all the land upon which the relevant trees stand, whichever is earlier. We are entitled but not obliged to acquire up to 50% of the total volume of wood made available in each harvest period during the term of the agreement.

      (r) The Transition Deed between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited), Fletcher Challenge Forests Finance Limited, Fletcher Challenge Forests Limited (now Tenon Limited) and Forestry Corporation of New Zealand Limited (In Receivership), CITIC New Zealand Limited (In Receivership), Red Stag Wood Products Limited (In Receivership), Red Stag Mouldings Limited (In Receivership), the Receivers and Timber Management Company Limited dated May 6, 2003. The deed specified transitional arrangements for the transfer of management functions of the CNIF Partnership from us to the Receivers and Timber Management Company Limited including amongst other things roading infrastructure, radio communications, fire protection, the Waipa and Mount Maunganui Processing facilities, the Te Ngae nursery, and IT information and infrastructure. Under this agreement, Tenon's right to call for pulpwood under the Tasman Contracts is limited to the amount required to meet its obligations under the Backup Agreement described in (k) above. This agreement has now largely been novated to the Harvard endowment fund entities that own the ex CNIF Partnership estate.

      (s) The sale and purchase agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Teal 3 Limited dated January 15, 2003 selling the cutting rights to parts of Tahorakuri Forest for US$45 million.

      (t) The sale and purchase agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Teal 4 Limited dated January 15, 2003 selling the cutting rights to parts of Tauhara Forest for US$20 million.

      (u) The sale and purchase agreement dated December 18, 2003 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing)

            Limited (now Tenon Manufacturing Limited), Kiwi Forests Group Limited, Viking Global New Zealand Limited and OTPP New Zealand Forest Investments Limited. Under the sale and purchase agreement we sold the majority of our forest estate for $560 million. This included our freehold estate and various joint venture forests we held pursuant to forestry rights and leases. Our joint venture forests comprised $208 million of the $560 million purchase price. These forests were sold on a 7-month rolling completion mechanism. As at September 30, 2004 we had completed sales for 95% (by value) of the $208 million worth of joint venture forests.

      (v)   The sawlog supply agreement between Kiwi Forests Group Limited
            (Kiwi) and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003. The term of the agreement is for 10 years from February 27, 2004. After 10 years either party can give two years' notice terminating the agreement. Kiwi assigned its interest in this agreement to Tiaki Plantations Company on June 4, 2004. Tiaki is obliged to provide specified volumes of pruned, structural and large utility logs.

      (w) The sawlog supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003. The term of the agreement is for 10 years from February 27, 2004. After 10 years either party can give two years' notice terminating the agreement. OTPP is obliged to provide specified volumes of pruned, structural and large utility logs.

      (x) The sawlog supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003. The term of the agreement is for 10 years from February 27, 2004. After 10 years either party can give two years' notice terminating the agreement. Viking is obliged to provide specified volumes of pruned, structural and large utility logs.

      (y) The NST pulp log supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003. This back-to-back agreement continues for the length of the Inter-division Agreement in (i) above. There is a committed period of 25 years where Kiwi must supply certain volumes, with a first right of refusal after that. This agreement has largely been replaced with new arrangements directly between the forest owner and the mill owners.

      (z) The NST pulp log supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003. This back-to-back agreement continues for the length of the Inter-division Agreement in (i) above. There is a committed period of 25 years where OTPP must supply certain volumes, with a first right of refusal after that.

      (aa) The NST pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003. This back-to-back agreement continues for the length of the Inter-division Agreement in (i) above. There is a committed period of 25 years where Viking must supply certain volumes, with a first right of refusal after that.

      (bb) Supply agreement between Tasman Forestry Limited (now Tenon Industries Limited) and Carter Holt Harvey Limited (the successor to Whakatane Board Mills Limited) dated July 1, 1988 as amended. The agreement is for a term of 45 years from June 4, 2004. Under the agreement we are obliged to supply up to 115,000 green tonnes of pulp logs per annum and up to 25,000 green tonnes of wood chip per annum.

      (cc) The Whakatane pulp log supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003. This back-to-back agreement continues until the earlier of 25 years from February 27, 2004 or the termination of the principal agreement referred to in (bb) above. There is a committed period of 15 years where OTPP must supply certain volumes, with a right of first refusal after that.

      (dd) The Whakatane pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003. This back-to-back agreement continues until the earlier of 25 years from February 27, 2004 or the termination of the principal agreement referred to in (bb) above. There is a committed period of 15 years where Viking must supply certain volumes, with a right of first refusal after that.

      (ee) The eucalypt pulp log supply agreement between Tiaki Plantations Company and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003. This back-to-back agreement terminates whenever the principal agreement in (j) above terminates. The obligation is to provide 40,000 m3 of eucalypt per annum for five years.

      (ff) The sale and purchase agreement relating to the Tarawera Forest Limited forestry right between Tenon Industries Limited, Tenon Manufacturing Limited, Tenon Holdings Limited, Kiwi Forests Group Limited and Hancock Natural Resource Group, Inc. dated April 1, 2004. Under this sale and purchase agreement the purchaser paid us and Tarawera Forests Limited $165 million for the Tarawera forestry right described below in (gg) together with certain associated property.

      (gg) Memorandum of Transfer granting a forestry right between Tarawera Forests Limited and Tiaki Plantations Company dated June 4, 2004. The forestry right is for a term of 30 years or such lesser term as is necessary to harvest all the trees on the Tarawera Forest. Tiaki Plantations Company is obliged to pay $1.2 million per annum as annual rental which is subject to an annual review.

      (hh) Tasman Contracts being together the agreement dated November 19, 1963 and the agreement dated October 27, 1966 each made between Her Majesty the Queen (whose interest is now vested in KT) and Tasman Pulp and Paper Company Limited (whose interest is now vested in Tenon) and Implementation agreement between Tasman Pulp and Paper Company Limited and Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Kaingaroa Logging Company Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Fletcher Wood Panels Limited and Forestry Corporation of New Zealand Limited (its successor being KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number 1408558 as partners in Kaingaroa Timberlands) ("KT") dated December 19, 1995. This agreement continues until 2020. Under the agreement KT must supply us with 500,000 m3 of pulpwood per annum until March 31, 2005 and thereafter 400,000 m3 per annum until 2020. (See (rr) below. Pursuant to the Abeyance Deed the obligation to supply the 500,000 m3 and 400,000 m3 is currently in abeyance). KT must also supply us with 440,088m3 of sawlogs per annum until 2030. (See (qq) below. Pursuant to the terms of the proposed Wood Supply Election Deed, it is intended that KT's 440,088 m3 sawlog obligation under the Tasman Contracts is replaced by the new sawlog supply arrangements attached to the proposed Wood Supply Election Deed, one of which will be elected by Tenon prior to February 1, 2005).

      (ii) Deed recording agreement for the sale and purchase of Tarawera Forest between Tarawera Forests Limited, Tarawera Land Company Limited, Maori Investments Limited and Tenon Manufacturing Limited dated October 20, 2004. Under the agreement Tarawera Forests Limited sold all of its freehold land to Tarawera Land Company Limited.

      (jj) Agreement relating to the sale and purchase of 100% of the Class C shares of Tarawera Forests Limited between Tenon Manufacturing Limited and Maori Investments Limited dated October 20, 2004. Under the agreement Tenon Manufacturing Limited bought all of Maori Investments Limited shares in Tarawera Forests Limited.

      (kk) The Agreement for Sale and Purchase of Tree Stocks dated March 3, 2004, between Tarawera Forests Limited (TFL) and Trees and Technology Limited (a subsidiary of Rubicon Limited). Under this agreement TFL agreed to purchase clonal and non-clonal tree stocks to meet our annual planting requirements. There is no requirement to purchase a minimum quantity. TFL's interest in this agreement was novated to Tarawera Land Company Limited (a non-related company) on June 4, 2004 as part of the sale of the TFL freehold land.

      (ll) The Option and Put Agreement dated November 1, 1999, as varied by the deed of novation dated March 23, 2001, and amended by the first amendment executed as of September 6, 2002 and the second amendment made February 14, 2004, between Thomas H. Highley, Stephen J. Johandes, and Stephen R. Grossman, (who are referred to collectively as "the Management Group") and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc.) in respect of shares in Empire Company, Inc ("the Company"). The Management Group has agreed to grant us the right to acquire from the Management Group additional shares of the Company's common stock under certain terms and conditions, and we have agreed to grant to the Management Group the right to require us to purchase from the Management Group additional shares of the Company's common stock under certain terms and conditions.

      (mm) This Shareholders' Agreement (the "Agreement"), dated November 1, 1999, as varied by the variation agreement dated February 14, 2004, between Thomas H. Highley, Stephen J. Johandes, and Stephen R. Grossman, (who are referred to collectively as "the Management Group"), The Empire Company, Inc., (the "Company"), and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc). The agreement sets out the various rights and obligations of the shareholders in respect of the Company and between themselves.

      (nn) The Supply Agreement dated November 1, 1999, by and between The Empire Company, Inc., and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc). Under this agreement we shall have the option to supply up to, and if we exercise our option The Empire Company Inc shall purchase from us a monetary amount equal to not less than, fifty percent (50%) of the amount of The Empire Company's expenditures for certain manufactured products which includes lumber, solid moldings, raw and primed or painted finger-joint moldings, boards and other remanufactured products.

      (oo) The Limited Liability Company Agreement of American Wood Moulding L.L.C. ("the Company") dated April 18, 1996 between American Wood Moulding Corporation and Fletcher Challenge Forests USA Inc (now named Tenon USA Inc) setting out the rights and liabilities of the parties in respect of the Company and between themselves.

      (pp) The Agreement for Supply between American Wood Moulding L.L.C. ("the Company"), Fletcher Challenge Forests USA Inc (now named Tenon USA
            Inc) and Thunderbird Moulding Company. Under this agreement Tenon USA Inc is a priority supplier to the Company of certain lumber products.

      (qq) Tenon Manufacturing Limited, Tenon Industries Limited, KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number1408558 as partners in Kaingaroa Timberlands (together KT) are parties to a proposed wood supply election deed dated December, 2004. Pursuant to the proposed election deed Tenon may at any time before February 1, 2005 elect one of two wood supply options. Under the first option Tenon may elect that KT supply it with 210,000 tonnes of sawlogs per annum pursuant to a sawlog supply agreement and a further 80,000 tonnes of pruned sawlogs per annum under a separate pruned sawlog supply agreement. Under both agreements KT would supply specific volumes of sawlogs. Under both agreements either party can terminate the arrangements by giving not less than 12 months' notice at any time after January 1, 2013. Under the second option Tenon may elect that KT supply it with 80,000 tonnes of pruned sawlogs per annum under a separate pruned sawlog supply agreement. Either party can terminate the agreement by giving not less than 12 months' notice at any time after January 1, 2013. At any time after January 1, 2008 either party may give not less than 12 months' notice to convert the pruned sawlog agreement to a stumpage supply arrangement with sufficient volume being supplied to provide 80,000 tonnes of pruned sawlogs per annum. Tenon has the right to terminate the agreement if KT elects to convert to stumpage.

      (rr) Tenon Manufacturing Limited, Tenon Industries Limited, KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number1408558 as partners in Kaingaroa Timberlands (together KT), Carter Holt Harvey Pulp & Paper Limited and Norske Skog Tasman Limited are parties to an Abeyance Deed dated November 24, 2004. Pursuant to the Abeyance Deed the pulp component of the Tasman Contracts and the Back-Up Agreement are placed in abeyance and KT will supply Carter Holt Harvey Pulp & Paper Limited and Norske Skog Tasman Limited directly pursuant to a new interim supply agreement. During the term of the new interim pulp supply agreement, KT, Carter Holt

            Harvey Pulp & Paper Limited and Norske Skog Tasman Limited will endeavour to enter into new long term pulp supply arrangements. If they do enter into new long-term pulp supply arrangements then the pulp component of the Tasman Contracts and the Back-Up Agreement will terminate. If they do not enter into new long-term pulp supply arrangements then the pulp component of the Tasman Contracts and the Back-Up Agreement will revive.


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

      Overseas Investment Regulations

            Under the Overseas Investment Regulations 1995 (New Zealand) (the "Regulations"), the prior consent of the Overseas Investment Commission (and if necessary the Minister of Finance and the Minister of Land Information) (acting through the Overseas Investment Commission) is required for an acquisition by an "Overseas Person" (as defined in the Regulations) of our shares, if as a result of that acquisition:

            (a) the Overseas Person will have a beneficial entitlement to or interest in 25% or more of our shares;

            (b) if the Overseas Person already has a beneficial entitlement to or interest in 25% or more of our shares, the Overseas Person will have an increased beneficial entitlement to or interest in our shares;

            (c) the Overseas Person will have the right to exercise or control the exercise of 25% or more of the voting power at a meeting of Tenon;

            (d) if the Overseas Person already has the right to exercise or control the exercise of 25% or more of the voting power at a meeting of Tenon, the Overseas Person will have an increased right to exercise or control the exercise of the voting power at a meeting of Tenon; or

            (e) the Overseas Person will be able to appoint or control the appointment of 25% or more of our Board of Directors.

            For the purposes of the Regulations an Overseas Person is defined as (among other things):

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

            We are an Overseas Person under the Regulations. The Regulations apply to, and impose certain restrictions on, a New Zealand company which is an Overseas Person. Accordingly, as we are an Overseas Person, we are required to obtain the approval of the Commission (and if necessary, the Minister of Finance and the Minister of Land Information) prior to certain transactions involving:

            o the acquisition of shares (or certain other securities) in a New Zealand company as set out above where the value of the shares or other securities, or the value of the assets of the issuer of the shares or other securities (or the issuer and its subsidiaries) exceeds $50 million; or

            o the acquisition of property in New Zealand used in carrying on business where the total value of the consideration exceeds $50 million; or

            o the acquisition of interests in certain specified types of land.

            We do not believe our status as an Overseas Person materially affects our business.

      Disclosure of Interests in Tenon Limited

            Part II of the Securities Markets Act 1988 (New Zealand) imposes an obligation on any "substantial security holder" in Tenon to give notice of that fact to us, to the NZX and any other stock exchange on which our securities may be listed. The notice must be given as soon as the person knows, or ought to know, that the person is a substantial security holder of Tenon. A "substantial security holder", in this context, means a person who has a "relevant interest" in 5% or more of the total number of our voting securities. The voting securities of Tenon include our shares. A person has a "relevant interest" in a voting security in a very wide range of circumstances. For example, generally, indirect or implied control in holdings of associated persons is taken into account in determining relevant interests.

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

TAXATION

            This section describes the material United States federal income and New Zealand tax consequences of owning shares. The United States Taxation subsection applies to you only if you hold your shares as capital assets for tax purposes. The United States Taxation subsection does not apply to you if you are a member of a special class of holders subject to special rules, including:

            o     a dealer in securities;

            o a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

            o     a tax-exempt organization;

            o     a life insurance company;

            o     a person liable for alternative minimum tax;

            o a person that actually or constructively owns 10% or more of our voting stock;

            o a person that holds shares as part of a straddle or a hedging or conversion transaction; or,

            o a US holder (as defined below) whose functional currency is not the US dollar.

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

            You are a "U.S. holder" if you are a beneficial owner of shares and you are:

            o     a citizen or resident of the United States;

            o     a domestic corporation;

            o an estate whose income is subject to United States federal income tax regardless of its source;

            or,

            o a trust, if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

--------------------------------------------------------------------------------

            You should consult your own tax adviser regarding the United States federal, state and local and the New Zealand and other tax consequences of owning and disposing of shares in your particular circumstances.

--------------------------------------------------------------------------------

            This discussion addresses only United States federal income taxation and New Zealand income taxation, goods and services tax and stamp and gift duties.

      New Zealand Taxation

            This brief summary of the New Zealand taxes to which United States holders of Tenon shares are subject is not exhaustive and holders of shares are advised to satisfy themselves as to the overall tax consequences of their acquisition and ownership of the shares by consulting with their own tax advisers. Except as otherwise noted, the statements of New Zealand tax laws are based on the laws in force as of the date of this annual report and are subject to any changes in New Zealand law, including any changes in any double taxation convention between the United States and New Zealand, occurring after that date.

            "Dividends" are widely defined under New Zealand law and include most distributions to shareholders, including, subject to exceptions, bonus issues and returns of capital. The exceptions for bonus issues and returns of capital are commonly advised to shareholders at the time of distribution to shareholders, when the possible imposition of withholding taxes needs to be determined.

      Non-resident withholding tax

            New Zealand imposes non-resident withholding tax ("NRWT") upon dividends paid on shares in a New Zealand resident company to any person not resident in New Zealand. To the extent determined to be applicable, NRWT will be deducted by Tenon and the tax so deducted is a final New Zealand tax on the dividend. Dividends paid on shares in Tenon to our shareholders, resident in the United States for the purposes of the Treaty, subject to the qualification noted below in relation to permanent establishments or fixed bases, will be subject to a NRWT rate limited to 15% of the gross dividend amount. If the beneficial owner of the dividends has a permanent establishment or a fixed base in New Zealand and the holding of the shares is effectively connected with that permanent establishment or fixed base, the limitation on New Zealand's right to tax the dividends does not apply.

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

            We have not paid a dividend since the 1997-98 financial year, and will not be paying a dividend for the 2003-04 financial year. Our Directors will establish a policy for attaching tax credits for dividends when the company returns to paying dividends. Any policy that we adopt may be subsequently changed by us, at any time.

            The tax consequences to United States investors will depend on the dividend policy that the Board of Tenon adopts for any payment.

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

            (c) the sale of shares where the shares are acquired for the dominant purpose of selling or otherwise disposing of them; or

            (d) the carrying on or the carrying out of any undertaking or scheme involving the shares entered into or devised for the purpose of making a profit,

will be liable to New Zealand income tax. The right of New Zealand to tax such income may be limited in certain instances by the provisions of the Treaty.

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

      United States Taxation

      Taxation of dividends

            Under the United States federal income tax laws, and subject to the passive foreign investment company, or PFIC, rules discussed below, if you are a United States holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). This includes any supplementary dividend or any additional dividends that we may elect to distribute to shareholders not tax resident in New Zealand, as explained in the New Zealand Taxation subsection. Dividends paid by us will not constitute qualified dividend income that would be eligible for the special tax rate applicable to qualified dividend income. Withholding tax is deducted from the ordinary dividend, any supplementary dividend and any additional dividend. You should include any supplementary dividend and any additional dividends and New Zealand tax withheld from the dividend payments in this gross amount even though you do not in fact receive the withholding tax. Any dividend is taxable to you when you receive the dividend, actually or constructively. Any such dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a United States holder will be the US dollar value of the New Zealand dollar payments made, determined at the spot New Zealand dollar/US dollar rate on the date the dividend distribution is includible in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in the shares and thereafter as capital gain.

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

            Dividends will be income from sources outside the United States. Dividends paid in taxable years beginning before January 1, 2007 generally will be "passive" or "financial services" income, and dividends paid in taxable years beginning after December 31, 2006 will, depending on your circumstances, be "passive" or "general" income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

      Taxation of capital gains

            Subject to the PFIC rules discussed below, if you are a United States holder and you sell or otherwise dispose of your shares, you will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realize and your tax basis, determined in US dollars, in your shares. Capital gain of a non-corporate United States holder that is recognised on or after May 6, 2003 and before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

            The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

      PFIC Rules

            We believe that shares should not be treated as stock of a PFIC for United States federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. If we were to be treated as a PFIC, gain realized on the sale or other disposition of your shares would in general not be treated as capital gain. Instead, if you are a U.S. Holder, you would be treated as if you had realized such gain and certain "excess distributions" rateably over your holding period for the shares and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, your shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares.


DIVIDENDS AND PAYING AGENTS

      Share registries and paying agents:

           In New Zealand            Computershare Investor Services Limited
                                     Private Bag 92 119
                                     Auckland 1020
                                     New Zealand

                                     Level 2, 159 Hurstmere Road, Takapuna
                                     Auckland

           In Australia              Computershare Investor Services
           (until de-listing from    Pty Limited
           ASX on October 1,         GPO Box 7045
           2004)                     Sydney, NSW 2001
                                     Australia

                                     Level 3, 60 Carrington Street
                                     Sydney, NSW 2000

           In North America          Citibank, N.A. Depositary Receipts Services
           (until ADR termination    14th Floor, 388 Greenwich Street
           process is completed      New York, NY 10013
           in March 2005)            USA


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

            We use derivative financial instruments in the management of financial exposures to reduce market risk. There have been no material changes in the interest rate, currency exchange rate exposure or commodity price risks, or the method of managing those risks in 2003-04. On July 1, 2000, the Company adopted SFAS 133. See "Item 5. Operating and Financial Review and Prospects - Operating Results - Recently Issued Accounting Standards".

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

            The table below summarizes information on instruments that are sensitive to interest rate movements. The hypothetical change in the fair value is based on a 1 percentage point instantaneous decrease in interest rates across the yield curve on all currencies existing as at June 30, 2004 and June 30, 2003. Any instrument with an interest rate reset or a maturity of less than one year is classified as floating.

                            Interest Rate Sensitivity
                                                                                   Hypothetical Change in
                                                                                    Fair Value with a 1%
                                                                                    Decrease in Interest
NZ$ millions                                 Face Amount         Fair Value                Rates
------------                                 -----------         ----------                -----
                                                       as at June 30, 2004 asset/(liabilities)
Debt  -  Floating (USD)                          (18)               (18)                      0
          -       (NZD)                          (16)               (16)                      0
Fixed
Deposits          (USD / NZD)                    141                141                       0
Interest Rate Swaps                              (47)                 0                       0

                                                       as at June 30, 2003 asset/(liabilities)
Debt  -  Floating (USD)                         (128)              (128)                      0
                  (NZD)                            -                  -                       0
Floating
          -       (NZD)                           (5)                (5)                      0
Fixed
Deposits          (USD / NZD)                     47                 47                       0
Interest Rate Swaps                             (103)                (3)                     (2)

      See definition of the "Face Amount" in "Fair Values and Face Amounts" below.

            The use of the sensitivity analysis in the above and following tables to quantify the market risk of financial instruments should not be construed as an endorsement of the accuracy of the related assumptions.

      Currency Exchange Rate Exposure

      Balance sheet risk

            It is our policy to manage currency exchange rate exposure to ensure that changes in foreign exchange rates do not materially impair the Company's financial position, profitability, cash flows or key bank ratios and covenants. Non-monetary assets are recorded in our functional currency, as determined by the dominant currency of our cash flow, sales prices, sales markets, expenses and debt structure. The currency denomination and quantum of debt outstanding is managed so that economic risk exposure to currency movements on the aggregate of balance sheet and revenue items is offset within policy-defined limits. Where the proportion of the underlying debt in any currency does not equate to the required proportion of total debt, currency swaps are entered into to eliminate the exposure. We are currently in a net cash position, as a result of the surplus cash generated by the forest sales but will revert to an appropriate borrowing position following the second capital return planned for February 2005.

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

            The table below summarizes information on instruments that are sensitive to foreign exchange rate movements. The hypothetical change in the fair value is based on an instantaneous 10% increase in the exchange rate of New Zealand dollars against all of our non-New Zealand dollar currency exposures existing as at June 30, 2004 and June 30, 2003. Deposits are denominated in both NZ and US dollars, the US dollar component of which is sensitive to foreign exchange rate movements.

                   Foreign Currency Exchange Rate Sensitivity
                                                                                          Hypothetical Change in Fair
                                                                                           Value with a 10% Increase
         NZ$ millions                                 Face Amount         Fair Value           in Exchange Rates
         ------------                                 -----------         ----------           -----------------
                                                                as at June 30, 2004 assets/(liabilities)
         Balance Sheet
         Debt - Floating (USD)                             (18)                (18)                       1
         Debt - Fixed (NZD)                                (16)                (16)                       0
         Deposits (USD / NZD)                              141                 141                        0
         Sales and Purchases
         Forward Exchange Contracts                          0                   0                        0
         Currency Options Purchased                          0                   0                        0

                                                                as at June 30, 2003 assets/(liabilities)
         Balance Sheet
         Debt - Floating (USD)                            (128)               (128)                      12
                Floating (NZD)                               -                   -                        0
         Debt - Fixed (NZD)                                 (5)                 (5)                       0
         Deposits (USD / NZD)                               47                  47                        0
         Sales and Purchases
         Forward Exchange Contracts                         54                   1                        5
         Currency Options Purchased (1)                    (44)                  1                        3

(1)   a 10% decrease in the NZ dollar would result in a loss of $1 million.

See definition of the "Face Amount" in "Fair Values and Face Amounts" below.

      Commodity price exposure

            During 2003-04, we did not use any commodity price swaps, futures or options to manage the market price risk of any commodities.

      Fair values and face amounts

            The following methods and assumptions were used to calculate the face value and estimate the fair value of each class of financial assets for which it is practical to estimate that value.

      Long-term fixed debt

            The fair values are estimated based on current market interest rates (including an appropriate margin) available to us for debt of similar maturities as at balance date and on the basis that term debt at fixed interest rates is held to maturity. The face amount is the principal amount of the instrument.

      Floating loans, cash and liquid deposits, short-term loans, bank overdrafts

            The principal amount of these instruments is used to approximate their fair value and the face amount.

      Interest rate swaps, forward exchange contracts and currency options.

            The fair values of these instruments are estimated based on the quoted or estimated market prices.

ITEM 12. Not applicable.

                                     PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES


ITEM 14. Not applicable.


ITEM 15. CONTROLS AND PROCEDURES

      Evaluation of Disclosure Controls and Procedures

            For 2003-2004, Tenon performed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the annual report on Form 20-F and filed with the U.S. Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. The evaluation was performed under the supervision of our Chief Executive Officer and our Chief Financial Officer. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the foregoing, Tenon's management, including the CEO and CFO, concluded that Tenon's disclosure controls and procedures were effective as of June 30, 2004.

      Internal Controls

            There have been no changes in Tenon's internal control over financial reporting during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, Tenon's controls over financial reporting.


                                    PART III


ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

            Tenon's board of directors has determined that Mr Moriarty is an "audit committee financial expert".

            Although the Board has determined that this individual has the requisite attributes defined under the rules of the SEC, his responsibilities are the same as those of the other audit committee members. He is not an auditor or an accountant, does not perform "field work" and is not a full-time employee. The SEC has determined that an audit committee member who is designated as an audit committee financial expert will not be deemed to be an "expert" for any purpose as a result of being identified as an audit committee financial expert. The audit committee is responsible for oversight of management in the preparation of Tenon's financial statements and financial disclosures. The audit committee relies on the information provided by management and the external auditor. The audit committee does not have the duty to plan or conduct audits to determine Tenon's financial statements and disclosures are complete and accurate.


ITEM 16B. CODE OF ETHICS

            Tenon has adopted a written code of ethics, which applies to all Directors, executives, and employees of the Company, including Tenon's chief executive officer, chief financial officer and principal accounting officer or controller. The code of business conduct and ethics covers matters such as conflict of interest, confidentiality, compliance with trade and unfair practices laws and regulations, discrimination and sexual harassment, legal compliance, insider trading, use of company assets and disclosure of illegal conduct. In addition, senior executives and other employees who have responsibility for financial analysis, reporting and systems are required to exhibit and promote the highest standards of professional, honest and ethical conduct, including specific ethical and professional obligations. The code of business conduct and ethics can be viewed on the Company website at www.tenon.co.nz.


ITEM 16C. AUDITOR FEES AND SERVICES

            Fees payable to the auditor, PricewaterhouseCoopers, during the last two fiscal years related to:

                                         2003-04        Audit        2002-03          Audit
                                          NZ$         Committee        NZ$          Committee
                                       (thousands)     Approval    (thousands)       Approval
         Audit Services                   516             100%           765           100%
         Audit Related Services           300             100%           786           100%
         Taxation Services                161             100%           290           100%
         Other Services                    17             100%            30           100%
                                   ---------------                ---------------
         Total                            994                          1,871
                                   ===============                ===============

      Audit Fees

            The aggregate fees billed in each of the last two fiscal years for professional services rendered by the auditor for the audit of the annual financial statements or services that are normally provided by the auditor in connection with the statutory and regulatory filing engagements for 2003-04 and 2002-03 are $516,000 and $765,000, respectively.

      Audit-Related Fees

            The aggregate fees billed in each of the last two fiscal years for audit-related services rendered by the auditor for 2003-04 and 2002-03 are $300,000 and $786,000, respectively. These audit-related services are principally related to the audit of internal controls and to the audit of financial information included in the explanatory memorandum presented to Tenon shareholders in connection with the sale of the Forestry business. These services are reasonably related to the performance of the audit or review of Tenon's financial statements and not reported under Audit Fees.

      Tax Fees

            The aggregate fees billed in each of the last two fiscal years for tax compliance, tax advice and tax planning services rendered by the auditor for 2003-04 and 2002-03 are $161,000 and $290,000, respectively. The nature of services comprising the fees disclosed under the category, are related to United States taxation advice in relation to our US operations.

      All Other Fees

            The aggregate fees billed in each of the last two fiscal years for products and services provided by the auditor for 2003-04 and 2002-03 are $17,000 and $30,000, respectively. The nature of services comprising the fees disclosed under the category, are related to various minor attendances.


      Pre-approval of audit and non-audit services

            Tenon has a formal, and carefully detailed, process for pre-approval of all engagements of the principal auditor to perform services, and of the terms and conditions of those engagements, including their Statutory Audit Services in relation to the half and full-year financial statements and Securities and Exchange Commission (SEC) filings.

            The Audit Committee has, in principle, authorised the engagement of the auditor, to provide Audit-Related Services. Examples of such Services, in addition to the forest sale assistance, are general assistance with understanding SEC and Sarbanes-Oxley rules and standards, procedures in relation to meetings of shareholders, consultations and recommendations in connection with internal control reporting requirements, and assessment of risk management controls. However, the Committee's in principle authorisation is subject to the conditions that, first, the particular service must be one that is appropriate to be provided in relation to the primary Statutory Audit Services, and second, the terms and conditions of any engagement to perform them must be individually pre-approved by the Committee.

            Tenon's Audit Committee, with the approval of the full Board, has made it obligatory for the Company to follow a careful procedure before the auditor can be engaged to perform any services other than Statutory Audit Services, namely

            o First, the auditor is required to supply a signed certificate listing the proposed services, the maximum fee proposed to be charged, and answers to certain questions relevant to Sarbanes-Oxley and their independence (see below);

            o Second, the Company's Chief Financial Officer is required to countersign this certificate, giving his or her opinion that the provision of the relevant services by the auditor is in the interests of the Company, with reasons, and that such provision will not prejudice the independence of the auditor in conducting Statutory Audit Services for the Company;

            o Third, the Chairman of the Audit Committee can, on receipt of this certificate and opinion, personally pre-approve the engagement of the auditor in relation to the proposed services, or just their terms and conditions if the proposed services are Audit-Related Services, if the total remuneration for them would be less than NZ$50,000, but this must be promptly reported to the full Audit Committee;

            o Fourth, in all other situations, the Chief Financial Officer or the Company Secretary must first consult with the Chairman of the Audit Committee;

            o Fifth, the Company Secretary must then notify each member of the Audit Committee in writing of the proposed services and terms of supply

            o Sixth, the Audit Committee would then consider the matter, with unanimous written approval being required for authorisation (subject to "Eighth" below)

            o Seventh, all the above matters must be reported formally by the Chief Financial Officer to the next formal meeting of the Audit Committee; and

            o Eighth, any member of the Audit Committee can require a formal meeting of the Committee to consider any such proposal, rather than permitting it to be dealt with by this "written" pre-approval process. This last step is intended by the Committee to encourage members to require a thoughtful examination and debate of any unusual proposals, rather than allowing any customary or habitual "nodding through" process to develop.

            The above process requires both management and the auditor to confirm in writing to the audit committee that the proposed services do not contravene the key principles of the Sarbanes-Oxley Act. Specifically, the following must be reported to the Audit Committee for all engagements, regardless of the proposed fee:

            o     Would the auditor be functioning in the role of management?

            o Would the auditor be required to audit their own work as a result of this assignment?

            o Would the auditor be required to act in the role as an advocate for the Company?

            o Would the auditor have a mutual, or conflicting, interest with the Company?

            o If the services involve authoring an appraisal, valuation or fairness opinion, is the subject likely to be a material component of the overall financial statements?

            o If the services involve carrying out due diligence work, is the subject likely to be material in the context of the overall financial statements?

            o If the services involve taxation arrangements (other than routine compliance) or disputes, are these likely to be material in the context of the overall financial statements?

            The Audit Committee is required by this process to focus on ensuring that non-Statutory Audit assignments proposed to be performed by the Company's auditor would not impair, and would not give the appearance of impairing, the independence of the auditor, having regard to, among other things, the proposed and cumulative levels of remuneration for such non-Statutory Audit services. The Committee must consider, among any other relevant factors, whether a proposed assignment could be expected to be performed by the auditor as least as well as any other person or firm - if not, the assignment would not be approved. One area where this concept has been relevant in recent years has been in relation to United States tax, where the auditor's knowledge of the Company's business in that country has been a significant factor in their selection to perform, through their United States office, such services.

            In addition, the auditor is required to provide a general certificate to the Audit Committee, at least annually, that they are aware of no fact or development, including the assignments they have performed for the Company, which might have impaired their independence.


ITEM 16D. Reserved.



ITEM 17. Not responded to as Item 18 complied with.


ITEM 18. FINANCIAL STATEMENTS

(a)   Financial Statement

      Tenon' Audited Consolidated Financial Statements. Refer to pages F-1 to F-42, which are incorporated herein by reference

(b)   Financial Statement Schedules

      Schedule II: Valuation and Qualifying Accounts. See S-1.

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

2.2 The debt funding arrangement for the secured senior credit facility for up to NZ$150 million dated February 27, 2004.

4.1 The Sale and Purchase Agreement dated as of March 23, 2001 relating to the sale and purchase of certain shares, assets and business between us, Rubicon Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited). (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.2 The Subscription Agreement dated March 23, 2001 between us and Rubicon Limited relating to the placement of 75 million Ordinary Shares and 150 million Preference Shares to Rubicon Limited. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.3 The Arrangement Deed relating to the redemption and novation of the Fletcher Challenge Industries Limited (now Tenon Holdings Limited) Capital Notes entered into between us, Fletcher Building Limited, Fletcher Challenge Industries Limited (now Tenon Holdings Limited) and Perpetual Trust Limited dated January 24, 2001. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.4 The Amended and Restated Trust Deed between us, Fletcher Building Limited, Fletcher Challenge Industries Limited (now Tenon Holdings Limited) and Perpetual Trust Limited dated January 24, 2001. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

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

4.7 The Arrangement Agreement between us, Fletcher Building Limited and Fletcher Challenge Industries Limited (now Tenon Holdings Limited) dated December 20, 2000. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.8 The Arrangement Agreement between us, Shell Overseas Holdings Limited, Apache Corporation and Fletcher Challenge Industries Limited (now Tenon Holdings Limited) dated October 10, 2000. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.9      The Arrangement Agreement between us, Norske Skogindustrier ASA (Norske
         Skog) and Fletcher Challenge Industries Limited (now Tenon Holdings Limited) dated April 3, 2000. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2000 (File no. 0-21782).)

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

4.14 The Underwriting Agreement dated October 10, 2000 between us, Fletcher Challenge Industries Limited (now Tenon Holdings Limited), Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.15 The Deed of Indemnity dated December 15, 2000 between us, Fletcher Challenge Industries Limited (now Tenon Holdings Limited), Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.16 The agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Tasman Pulp and Paper Company Limited dated October 5, 1999. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.17 The supply agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Tasman Pulp and Paper Company Limited dated March 15, 2000. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.18 The backup agreement dated July 28, 2000 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Norske Skog Tasman Limited. (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2001 (File no. 0-21782).)

4.19 The form of the management agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Venture Limited) dated March 28, 2003 (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2003 (File no. 001-12642).

4.20 The form of the management agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003 (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2003 (File no. 001-12642).

4.21 The form of the infrastructure agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Venture Limited) dated March 28, 2003 (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2003 (File no. 001-12642).

4.22 The form of the infrastructure agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003 (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2003 (File no. 001-12642).

4.23 The form of the wood supply agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Venture Limited) dated March 28, 2003 (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2003 (File no. 001-12642).

4.24 The form of the wood supply agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003 (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2003 (File no. 001-12642).

4.25 The form of the Transition Deed between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited), Fletcher Challenge Forests Finance Limited, Fletcher Challenge Forests Limited (now Tenon Limited) and Forestry Corporation of New Zealand Limited (In Receivership), CITIC New Zealand Limited (In Receivership), Red Stag Wood Products Limited (In Receivership), Red Stag Mouldings Limited (In Receivership), the Receivers and Timber Management Company Limited dated May 6, 2003 (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2003 (File no. 001-12642).

4.26 The form of the sale and purchase agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Teal 3 Limited dated January 15, 2003 selling the cutting rights to parts of Tahorakuri Forest for US$45 million (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2003 (File no. 001-12642).

4.27 The form of the sale and purchase agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Teal 4 Limited dated January 15, 2003 selling the cutting rights to parts of Tauhara Forest for US$20 million (Incorporated herein by reference to the registrant's annual report on Form 20-F for the year ended June 30, 2003 (File no. 001-12642).

4.28 The form of the sale and purchase agreement dated December 18, 2003 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited), Kiwi Forests Group Limited, Viking Global New Zealand Limited and OTPP New Zealand Forest Investments Limited.

4.29 The form of the sawlog supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003.

4.30 The form of the sawlog supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003.*

4.31 The form of the sawlog supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003.*

4.32 The form of the NST pulp log supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.*

4.33 The form of the NST pulp log supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.*

4.34 The form of the NST pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.*

4.35 The form of the Whakatane pulp log supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.*

4.36 The form of the Whakatane pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.*

4.37 The form of the eucalypt pulp log supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.*

4.38 The form of the sale and purchase agreement relating to the Tarawera Forest Limited forestry right between Tenon Industries Limited, Tenon Manufacturing Limited, Tenon Holdings Limited, Kiwi Forests Group Limited and Hancock Natural Resource Group, Inc. dated April 1, 2004.*

4.39 Memorandum of transfer granting a forestry right between Tarawera Forests Limited and Tiaki Plantations Company dated June 4, 2004.*

4.40 The form of the Tasman Contracts being together the agreement dated November 18, 1963 and the agreement dated October 27, 1966 each made between Her Majesty the Queen (whose interest is now vested in KT) and Tasman Pulp and Paper Company Limited (whose interest is now vested in Tenon) and the implementation agreement between Tasman Pulp and Paper Company Limited and Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Kaingaroa Logging Company Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Fletcher Wood Panels Limited and Forestry Corporation of New Zealand Limited (its successor being KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number 1408558 as partners in Kaingaroa Timberlands) dated December 19, 1995.*

4.41 The form of the supply agreement between Tasman Forestry Limited (now Tenon Industries Limited) and Carter Holt Harvey Limited (the successor to Whakatane Board Mills Limited) dated July 1, 1988.*

4.42 Deed recording agreement for the sale and purchase of Tarawera Forest between Tarawera Forests Limited, Tarawera Land Company Limited, Maori Investments Limited and Tenon Manufacturing Limited dated October 20, 2004.*

4.43 Agreement relating to the sale and purchase of 100% of the Class C shares of Tarawera Forests Limited between Tenon Manufacturing Limited and Maori Investments Limited dated October 20, 2004.*

4.44 The Option and Put Agreement dated November 1, 1999, as varied by the deed of novation dated March 23, 2001, and amended by the first amendment executed as of September 6, 2002 and the second amendment made February 14, 2004, between Thomas H. Highley, Stephen J. Johandes, and Stephen R. Grossman, (who are referred to collectively as "the Management Group") and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc.) in respect of shares in Empire Company, Inc ("the Company"). The Management Group has agreed to grant Tenon USA Inc the right to acquire from the Management Group additional shares of the Company's common stock under certain terms and conditions, and we have agreed to grant to the Management Group the right to require Tenon USA Inc to purchase from the Management Group additional shares of the Company's common stock under certain terms and conditions.*

4.45 This Shareholders' Agreement (the "Agreement"), dated November 1, 1999, as varied by the variation agreement dated February 14, 2004, between Thomas H. Highley, Stephen J. Johandes, and Stephen R. Grossman, (who are referred to collectively as "the Management Group"), The Empire Company, Inc., (the "Company"), and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc). The agreement sets out the various rights and obligations of the shareholders in respect of the Company and between themselves.*

4.46 The Supply Agreement dated November 1, 1999, by and between The Empire Company, Inc., and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc). Under this agreement Tenon USA Inc shall have the option to supply up to, and if Tenon USA Inc exercises its option The Empire Company Inc shall purchase from Tenon USA Inc a monetary amount equal to not less than, fifty percent (50%) of the amount of The Empire Company's expenditures for certain manufactured products which includes lumber, solid moldings, raw and primed or painted finger-joint moldings, boards and other remanufactured products.*

4.47 The Limited Liability Company Agreement of American Wood Moulding L.L.C. ("the Company") dated April 18, 1996 between American Wood Moulding Corporation and Fletcher Challenge Forests USA Inc (now named Tenon USA Inc) setting out the rights and liabilities of the parties in respect of the Company and between themselves.*

4.48 The form of the agreement for supply between American Wood Moulding L.L.C. ("the Company"), Fletcher Challenge Forests USA Inc (now named Tenon USA Inc) and Thunderbird Moulding Company. Under this agreement Tenon USA Inc is a priority supplier to the Company of certain lumber products.*

4.49 The Abeyance Deed dated November 24, 2004 between Tenon Manufacturing Limited, Tenon Industries Limited, KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number1408558 as partners in Kaingaroa Timberlands (together KT), Carter Holt Harvey Pulp & Paper Limited and Norske Skog Tasman Limited.*

8.1      Schedule of our significant subsidiaries as at June 30, 2004.*

10.1 The Sale and Purchase Agreement dated as of March 23, 2001 relating to the sale and purchase of certain shares, assets and business between us, Rubicon Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited). (Filed as Exhibit 4.1)

10.2 The Subscription Agreement dated March 23, 2001 between us and Rubicon Limited relating to the placement of 75 million Ordinary Shares and 150 million Preference Shares to Rubicon Limited (filed as Exhibit 4.2).

10.3 The arrangement deed relating to the redemption and novation of the Fletcher Challenge Industries Limited (now Tenon Holdings Limited) Capital Notes entered into between us, Fletcher Building Limited, Fletcher Challenge Industries Limited (now Tenon Holdings Limited) and Perpetual Trust Limited dated January 24, 2001 (filed as Exhibit 4.3).

10.4 The amended and restated trust deed between us, Fletcher Building Limited, Fletcher Challenge Industries Limited (now Tenon Holdings Limited) and Perpetual Trust Limited dated January 24, 2001 (filed as
         Exhibit 4.4).

10.5 The Deed relating to Energy Division separation dated October 10, 2000 between us, Energy International Holdings Limited and Fletcher Challenge Building Limited (filed as Exhibit 4.5).

10.6 The Supply Agreement between us and Fletcher Building Products Limited dated February 28, 2001 (filed as Exhibit 4.6).

10.7 The Arrangement Agreement between us, Fletcher Building Limited and Fletcher Challenge Industries Limited (now Tenon Holdings Limited) dated December 20, 2000 (filed as Exhibit 4.7).

10.8 The Arrangement Agreement between us, Shell Overseas Holdings Limited, Apache Corporation and Fletcher Challenge Industries Limited (now Tenon Holdings Limited) dated October 10, 2000 (filed as Exhibit 4.8).

10.9     The Arrangement Agreement between us, Norske Skogindustrier ASA (Norske
         Skog) and Fletcher Challenge Industries Limited (now Tenon Holdings Limited) dated April 3, 2000 (filed as Exhibit 4.9).

10.10 Form of Amended and Restated Deed relating to Assets and Liabilities dated April 3, 2000 between us and Fletcher Challenge Paper Limited (filed as Exhibit 4.10).

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

10.14 The Underwriting Agreement dated October 10, 2000 between us, Fletcher Challenge Industries Limited (now Tenon Holdings Limited), Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited (filed as Exhibit 4.14).

10.15 The Deed of Indemnity dated December 15, 2000 between us, Fletcher Challenge Industries Limited (now Tenon Holdings Limited), Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited (filed as Exhibit 4.15).

10.16 The agreement between Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Tasman Pulp and Paper Company Limited dated October 5, 1999 (filed as Exhibit 4.16).

10.17 The supply agreement between Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Tasman Pulp and Paper Company Limited dated March 15, 2000 (filed as Exhibit 4.17).

10.18 The backup agreement dated July 28, 2000 between Fletcher Challenge Forests Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Norske Skog Tasman Limited (filed as Exhibit 4.18).

10.19 The form of the management agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Venture Limited) dated March 28, 2003 (filed as Exhibit 4.19).

10.20 The form of the management agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003 (filed as Exhibit 4.20).

10.21 The form of the infrastructure agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Venture Limited) dated March 28, 2003 (filed as Exhibit 4.21).

10.22 The form of the infrastructure agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited and CNI Timber Operating Company Limited (CNI) dated March 28, 2003 (filed as Exhibit 4.22).

10.23 The form of the wood supply agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Venture Limited) dated March 28, 2003 (filed as Exhibit 4.23).

10.24 The form of the wood supply agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited and CNI Timber Operating Company Limited (CNI) dated March 28, 2003 (filed as Exhibit 4.24).

10.25 The form of the Transition Deed between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited), Fletcher Challenge Forests Finance Limited, Fletcher Challenge Forests Limited (now Tenon Limited) and Forestry Corporation of New Zealand Limited (In Receivership), CITIC New Zealand Limited (In Receivership), Red Stag Wood Products Limited (In Receivership), Red Stag Mouldings Limited (In Receivership), the Receivers and Timber Management Company Limited dated May 6, 2003 (filed as Exhibit 4.25).

10.26 The form of the sale and purchase agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Teal 3 Limited dated January 15, 2003 selling the cutting rights to parts of Tahorakuri Forest for US$45 million (filed as Exhibit 4.26).

10.27 The form of the sale and purchase agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Teal 4 Limited dated January 15, 2003 selling the cutting rights to parts of Tauhara Forest for US$20 million (filed as Exhibit 4.27).

10.28 The form of the sale and purchase agreement dated December 18, 2003 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited), Kiwi Forests Group Limited, Viking Global New Zealand Limited and OTPP New Zealand Forest Investments Limited (filed as Exhibit 4.28).

10.29 The form of the sawlog supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003 (filed as Exhibit 4.29).

10.30 The form of the sawlog supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003 (filed as Exhibit 4.30).*

10.31 The form of the sawlog supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003 (filed as
         Exhibit 4.31).*

10.32 The form of the NST pulp log supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.32).*

10.33 The form of the NST pulp log supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.33).*

10.34 The form of the NST pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.34).*

10.35 The form of the Whakatane pulp log supply agreement between OTPP New Zealand Forest Investments Limited and Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.35).*

10.36 The form of the Whakatane pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.36).*

10.37 The form of the eucalypt pulp log supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.37).*

10.38 The form of the sale and purchase agreement relating to the Tarawera Forest Limited forestry right between Tenon Industries Limited, Tenon Manufacturing Limited, Tenon Holdings Limited, Kiwi Forests Group Limited and Hancock Natural Resource Group, Inc. dated April 1, 2004 (filed as Exhibit 4.38).*

10.39 Memorandum of transfer granting a forestry right between Tarawera Forests Limited and Tiaki Plantations Company dated June 4, 2004 (filed as Exhibit 4.39).*

10.40 The Tasman Contracts being together the agreement dated November 18, 1963 and the agreement dated October 27, 1966 each made between Her Majesty the Queen (whose interest is now vested in KT) and Tasman Pulp and Paper Company Limited (whose interest is now vested in Tenon) and implementation agreement between Tasman Pulp and Paper Company Limited and Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Kaingaroa Logging Company Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Fletcher Wood Panels Limited and Forestry Corporation of New Zealand Limited (its successor being KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number 1408558 as partners in Kaingaroa Timberlands) dated December 19, 1995 (filed as Exhibit 4.40).*

10.41 The form of the supply agreement between Tasman Forestry Limited (now Tenon Industries Limited) and Carter Holt Harvey Limited (the successor to Whakatane Board Mills Limited) dated July 1, 1988 (filed as Exhibit 4.41).*

10.42 The form of the Deed recording agreement for the sale and purchase of Tarawera Forest between Tarawera Forests Limited, Tarawera Land Company Limited, Maori Investments Limited and Tenon Manufacturing Limited dated October 20, 2004. (filed as Exhibit 4.42).*

10.43 The form of the Agreement relating to the sale and purchase of 100% of the Class C shares of Tarawera Forests Limited between Tenon Manufacturing Limited and Maori Investments Limited dated October 20, 2004. (filed as Exhibit 4.43).*

10.44 The Option and Put Agreement dated November 1, 1999, as varied by the deed of novation dated March 23, 2001, and amended by the first amendment executed as of September 6, 2002 and the second amendment made February 14, 2004, between Thomas H. Highley, Stephen J. Johandes, and Stephen R. Grossman, (who are referred to collectively as "the Management Group") and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc.) in respect of shares in Empire Company, Inc ("the Company") (filed as Exhibit 4.44).*

10.45 The Shareholders' Agreement (the "Agreement"), dated November 1, 1999, as varied by the variation agreement dated February 14, 2004, between Thomas H. Highley, Stephen J. Johandes, and Stephen R. Grossman, (who are referred to collectively as "the Management Group"), The Empire Company, Inc., (the "Company"), and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc) (filed as Exhibit 4.45).*

10.46 The Supply Agreement dated November 1, 1999, by and between The Empire Company, Inc., and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc) (filed as Exhibit 4.46).*

10.47 The Limited Liability Company Agreement of American Wood Moulding L.L.C. ("the Company") dated April 18, 1996 between American Wood Moulding Corporation and Fletcher Challenge Forests USA Inc (now named Tenon USA Inc) (filed as Exhibit 4.47).*

10.48 The form of the agreement for supply between American Wood Moulding L.L.C. ("the Company"), Fletcher Challenge Forests USA Inc (now named Tenon USA Inc) and Thunderbird Moulding Company (filed as Exhibit 4.48).*

10.49 The Abeyance Deed dated November 24, 2004 between Tenon Manufacturing Limited, Tenon Industries Limited, KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number1408558 as partners in Kaingaroa Timberlands (together KT), Carter Holt Harvey Pulp & Paper Limited and Norske Skog Tasman Limited (filed as Exhibit 4.49).*

12.1 Certification required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

12.2 Certification required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

13.1 Certification required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.

13.2 Certification required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.

13.3     CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*

         We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and
         S-8 (File No. 33- 97728) of Tenon Limited of our report dated August 20, 2004, relating to the financial statements and financial statement schedule, which appear in this Annual Report on Form 20-F. We also consent to the reference to us under the heading "Experts" in such registration statement.

         PricewaterhouseCoopers

         Auckland, New Zealand
         Dated December 16, 2004

----------
* To be filed by amendment.

                                   SIGNATURES

              The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    TENON LIMITED
                                    (Registrant)


                                    By: /s/ John Anthony Dell
                                       -----------------------------------------
                                       Name:  John Anthony Dell
                                       Title: Chief Executive Officer


Date: December 16, 2004

TENON LIMITED


                     TENON LIMITED
                     AND SUBSIDIARIES

                     AUDITED FINANCIAL STATEMENTS AS AT JUNE 30,
                     2004 AND 2003 AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED JUNE 30, 2004

                     Report of Independent Registered
                     Public Accounting Firm                          F-2

                     Statement of Accounting Policies                F-3

                     Statement of Financial Performance              F-7

                     Statement of Movements in Equity                F-8

                     Statement of Financial Position                 F-9

                     Statement of Cash Flows                        F-10

                     Reconciliation of Net Earnings to

                     Net Cash from Operating Activities             F-11

                     Notes to the Financial Statements              F-12

                     FINANCIAL STATEMENT SCHEDULE

                     Valuation and Qualifying Accounts               S-1

TENON LIMITED
[GRAPHIC OMITTED]
--------------------------------------------------------------------------------
                                                     |  PricewaterhouseCoopers
                                                     |  188 Quay Street
                                                     |  Private Bag 92162
                                                     |  Auckland, New Zealand
                                                     |  DX CP24073
                                                     |  www.pwc.com/nz
                                                     |  Telephone +64 - 355 8000
                                                     |  Facsimile +64 9 355 8001



To the Board of Directors and Shareholders of Tenon Limited:


In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of financial performance, of cash flows and of movements in equity present fairly, in all material respects, the financial position of Tenon Limited and its subsidiaries at June 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2004 in conformity with accounting principles generally accepted in New Zealand. In addition, in our opinion, the financial statement Schedule II presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in New Zealand vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.


PricewaterhouseCoopers

Auckland, New Zealand
August 20, 2004

TENON LIMITED

STATEMENT OF ACCOUNTING POLICIES
--------------------------------------------------------------------------------

BASIS OF PRESENTATION
The Financial Statements presented are those of Tenon Limited (the Parent Company), and Tenon Limited and Subsidiaries (the Group).

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

All policies have been applied on a consistent basis except as disclosed in note 2, Changes in Accounting Policy.

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

BASIS OF CONSOLIDATION
STATEMENT OF FINANCIAL POSITION
The Statement of Financial Position is a consolidation of Tenon Limited and subsidiaries. The equity method has been used for associate entities over which the Group has significant influence but does not control (refer to note 30).

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

TENON LIMITED

STATEMENT OF ACCOUNTING POLICIES continued
--------------------------------------------------------------------------------

VALUATION OF ASSETS
LAND, BUILDINGS, PLANT AND EQUIPMENT
Land, Buildings, Plant and Equipment are valued at cost less accumulated depreciation.

FOREST ASSETS
Forest Crop is revalued to Directors' estimate of market valuation. The net gain/loss arising from changes in Forest Crop valuation is credited/debited to the Statement of Financial Performance.

ASSOCIATE ENTITIES
The equity method has been used to account for associate entities in which the Group has a significant but not controlling interest.

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

TENON LIMITED

STATEMENT OF ACCOUNTING POLICIES continued
--------------------------------------------------------------------------------

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

DEPRECIATION
Depreciation of fixed assets is calculated on the straight line method. Expected useful lives, which are regularly reviewed, are (on a weighted average basis):

-----------------------------------------------------------
Buildings                                      30 years
Plant and Equipment                            13 years
Office Equipment                               3 to 5 years
-----------------------------------------------------------

FOREST ASSETS
All revenues related to forest asset harvesting are taken to Earnings when realised and related costs expensed as incurred.

TENON LIMITED

STATEMENT OF ACCOUNTING POLICIES continued
--------------------------------------------------------------------------------

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


TENON LIMITED

STATEMENT OF FINANCIAL PERFORMANCE
FOR YEAR ENDED 30 JUNE
----------------------------------------------------------------------------------------------------------------------------------
       Tenon Limited                                                                                     Tenon Group
     2003          2004                                                                       2004            2003            2002
     NZ$m          NZ$M                                                         Note          NZ$M            NZ$m            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
        9           300      Operating Revenue                                     3           556             393             409
       30            14      Operating Expenses                                               -508            -344            -373
----------------------------------------------------------------------------------------------------------------------------------
       39           314      Operating Earnings                                    4            48              49              36
      -18            -7      Funding Costs                                        18            -2              -3              -3
----------------------------------------------------------------------------------------------------------------------------------
       21           307      Earnings before Taxation                                           46              46              33
       -6            -5      Taxation                                              5           -11             -13             -16
----------------------------------------------------------------------------------------------------------------------------------
       15           302      Earnings after Taxation                                            35              33              17
        -             -      Minority Interest                                                  -3               -               -
----------------------------------------------------------------------------------------------------------------------------------
       15           302      Net Earnings from Continuing Operations                            32              33              17
        -             -      Net Earnings from Discontinued Operations            31           -74            -304            -266
----------------------------------------------------------------------------------------------------------------------------------
       15           302      Net Earnings                                                      -42            -271            -249
==================================================================================================================================

----------------------------------------------------------------------------------------------------------------------------------
                             PER SHARE INFORMATION - CONTINUING OPERATIONS:
                             Basic and Diluted Net Earnings per Share (cents)      7          11.5            11.8             6.1
                             Net Assets per Share ($)                                         1.68            1.55            2.05
                             Basic and Diluted Weighted Average Number of
                                 Shares Outstanding (millions of shares)           7           279             279             279
==================================================================================================================================

The accompanying notes form part of and are to be read in conjunction with these financial statements.


TENON LIMITED

STATEMENT OF MOVEMENTS IN EQUITY
FOR YEAR ENDED 30 JUNE
----------------------------------------------------------------------------------------------------------------------------
       Tenon Limited                                                                                Tenon Group
     2003          2004                                                                   2004          2003            2002
     NZ$m          NZ$M                                                                   NZ$M          NZ$m            NZ$m
----------------------------------------------------------------------------------------------------------------------------
                             Net Earnings for the year, comprising
                             Net Earnings from Continued Operations
       15           302          Parent Shareholders' Interest                              32            33              17
        -             -          Minority Interest                                           3             -               -
                             Net Earnings from Discontinued Operations
        -             -          Parent Shareholders' Interest                             -74          -304            -266
        -             -          Minority Interest                                          -1            -8               3
----------------------------------------------------------------------------------------------------------------------------
       15           302                                                                    -40          -279            -246

                             Other Recognised Revenues and Expenses for the year
     -295          -347          Revaluation of Investments                                  -             -               -
                                 Movement in Currency Translation Reserve
        -             -              Parent Shareholders' Interest                          -3            -9              -6
----------------------------------------------------------------------------------------------------------------------------
     -280           -45      Total Recognised Revenues and Expenses for the year           -43          -288            -252

        -             -      Acquisition of The Empire Company Minority Interest             6             -               -
        -          -349      Capital Return - Parent Shareholders' Interest               -349             -               -
        -             -      Dividends - Minority Interest                                  -1            -2              -2
----------------------------------------------------------------------------------------------------------------------------
     -280          -394      Movements in Equity for the year                             -387          -290            -254
----------------------------------------------------------------------------------------------------------------------------

                             Total Group Equity at the beginning of the year, comprising
    1,144           864          Parent Shareholders' Interest                             864         1,144           1,399
        -             -          Minority Interest                                          21            31              30
----------------------------------------------------------------------------------------------------------------------------
    1,144           864                                                                    885         1,175           1,429
----------------------------------------------------------------------------------------------------------------------------
                             Total Group Equity at the end of the year, comprising
      864           470          Parent Shareholders' Interest                             470           864           1,144
        -             -          Minority Interest                                          28            21              31
----------------------------------------------------------------------------------------------------------------------------
      864           470                                                                    498           885           1,175
============================================================================================================================

The accompanying notes form part of and are to be read in conjunction with these financial statements.


TENON LIMITED

STATEMENT OF FINANCIAL POSITION
AS AT 30 JUNE
----------------------------------------------------------------------------------------------------------------------------------
      Tenon Limited                                                                                       Tenon Group
     2003          2004                                                                                      2004            2003
     NZ$m          NZ$M                                                                      Note            NZ$M            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
                             ASSETS
                             Current Assets:
        -             -          Cash and Liquid Deposits                                                     141               -
        -             -          Stocks                                                        11              83              46
        6             1          Debtors                                                       12              82              30
        -             -          Current Assets - Discontinued Operations                      31             133              91
----------------------------------------------------------------------------------------------------------------------------------
        6             1      Total Current Assets                                                             439             167
                             Term Assets:
        -             -          Fixed Assets                                                  13             116             114
    1,001           491          Investments                                                   14              34              33
        -             -          Goodwill                                                      15              12               2
        -             -          Deferred Taxation Asset                                       17              22              15
        -             -          Term Assets - Discontinued Operations                         31               -             790
----------------------------------------------------------------------------------------------------------------------------------
    1,007           492      Total Group Assets                                                               623           1,121
==================================================================================================================================

                             LIABILITIES AND GROUP EQUITY
                             LIABILITIES
                             Current Liabilities:
        9             2          Creditors                                                     16              73              51
        -             -          Provision for Current Taxation                                17               1               -
        -             -          Current Liabilities - Discontinued Operations                 31              17              42
----------------------------------------------------------------------------------------------------------------------------------
        9             2      Total Current Liabilities                                                         91              93
                             Term Liabilities:
      128            16          Term Debt                                                     18              34              29
        6             4          Provision for Deferred Taxation                               17               -               -
        -             -          Term Liabilities - Discontinued Operations                    31               -             114
----------------------------------------------------------------------------------------------------------------------------------
      143            22      Total Group Liabilities                                                          125             236
----------------------------------------------------------------------------------------------------------------------------------
                             GROUP EQUITY
    1,443         1,094      Capital                                                            8           1,094           1,443
     -579          -624      Reserves                                                        9&10            -624            -579
----------------------------------------------------------------------------------------------------------------------------------
      864           470      Group Equity                                                                     470             864
        -             -      Minority Equity                                                                   28              21
----------------------------------------------------------------------------------------------------------------------------------
      864           470      Total Group Equity                                                               498             885
----------------------------------------------------------------------------------------------------------------------------------
    1,007           492      Total Group Liabilities and Equity                                               623           1,121
==================================================================================================================================

The accompanying notes form part of and are to be read in conjunction with these financial statements.


For and on behalf of the Board
20 August 2004


/s/ A I (Tony) Gibbs                    /s/ Michael Walls
-----------------------------------     ----------------------------------------
A I (Tony) Gibbs                        Michael Walls
Chairman                                Director


/s/ John Dell                           /s/ Brett Cruickshank
-----------------------------------     ----------------------------------------
John Dell                               Brett Cruickshank
Chief Executive Officer                 Chief Financial Officer


TENON LIMITED

STATEMENT OF CASH FLOWS
FOR YEAR ENDED 30 JUNE
----------------------------------------------------------------------------------------------------------------------------------
       Tenon Limited                                                                                     Tenon Group
     2003          2004                                                                       2004            2003            2002
     NZ$m          NZ$M                                                                       NZ$M            NZ$m            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
                             Cash was Provided:
                             From Operating Activities
        7             6          Receipts from Customers                                       546             386             399
        -           294          Dividends Received                                              7               9               6
        2             -          Interest Received                                               4               -               -
----------------------------------------------------------------------------------------------------------------------------------
        9           300      Total Provided                                                    557             395             405
        3             -          Payments to Suppliers, Employees and Other                    525             358             373
       17             9          Interest Paid                                                   2               3               3
        -             -          Income Tax Paid                                                10               5               -
----------------------------------------------------------------------------------------------------------------------------------
       20             9      Total Applied                                                     537             366             376
----------------------------------------------------------------------------------------------------------------------------------
      -11           291      Net Cash from/(to) Operating Activities                            20              29              29

                             From Investing Activities
        -             -          Sale of Fixed Assets                                            -               1               -
        -             -          Sale of Investments                                             -               -               3
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Total Provided                                                      -               1               3
        -             -          Purchase of Fixed Assets                                       12               6               1
        -             -          Purchase of Investments                                         1              12               -
        -             -          Purchase of Subsidiary                                         17               -               -
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Total Applied                                                      30              18               1
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Net Cash to/(from) Investing Activities                           -30             -17               2

                             From Financing Activities
      225           105          Debt Drawdowns                                                 94              38               5
      123           152          Advances from Subsidiaries                                      -               -               -
----------------------------------------------------------------------------------------------------------------------------------
      348           257      Total Provided                                                     94              38               5
      337           199          Debt Settlements                                              188               3              93
        -           349          Capital Return Paid to Shareholders                           349               -               -
----------------------------------------------------------------------------------------------------------------------------------
      337           548      Total Applied                                                     537               3              93
----------------------------------------------------------------------------------------------------------------------------------
       11          -291      Net Cash (to)/from Financing Activities                          -443              35             -88

        -             -      Net Cash from/(to) Discontinued Operations                        549             -20             -12
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Net Movement in Cash Held                                          96              27             -69
                             Add Opening Cash and Liquid Deposits
        -             -          - Discontinued Operations                                      47              22              98
                             Effect of Exchange Rate Changes on Net Cash
        -             -          - Continuing Operations                                        -1               -               -
        -             -          - Discontinued Operations                                      -1              -2              -7
----------------------------------------------------------------------------------------------------------------------------------
                             Closing Cash and Liquid Deposits - Discontinued
        -             -          Operations                                                      -              47              22
                             Closing Cash and Liquid Deposits - Continuing
        -             -          Operations                                                    141               -               -
==================================================================================================================================

The accompanying notes form part of and are to be read in conjunction with these financial statements.



TENON LIMITED

RECONCILIATION OF NET EARNINGS TO NET CASH FROM
OPERATING ACTIVITIES FOR YEAR ENDED 30 JUNE
----------------------------------------------------------------------------------------------------------------------------------
       Tenon Limited                                                                                     Tenon Group
     2003          2004                                                                       2004            2003            2002
     NZ$m          NZ$M                                                                       NZ$M            NZ$m            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
                             Cash was Provided from:
       15           302      Net Earnings from Continuing Operations                            32              33              17
                             Adjustment for Items not involving Cash:
      -29           -15          Depreciation, Amortisation and Provisions                       7              -5              -3
        6             5          Taxation                                                        1               8              16
        -             -          Minority Interest                                               3               -               -
        -             -          Equity Earnings                                                -8              -5              -8
----------------------------------------------------------------------------------------------------------------------------------
                             Cash Flow from Operations before Net Working Capital
       -8           292          Movements                                                      35              31              22
       -3            -1      Net Working Capital Movements                                     -15              -2               7
----------------------------------------------------------------------------------------------------------------------------------
      -11           291      Net Cash from Operating Activities(1)                              20              29              29
==================================================================================================================================

                             Net Working Capital Movements:
        -             -      Debtors                                                           -10              10               3
        -             -      Stocks                                                            -10               2               6
       -3            -1      Creditors                                                           5             -14              -2
----------------------------------------------------------------------------------------------------------------------------------
       -3            -1                                                                        -15              -2               7
==================================================================================================================================

(1)   As per Statement of Cash Flows.

The accompanying notes form part of and are to be read in conjunction with these financial statements.


ANALYSIS OF PURCHASE OF SUBSIDIARY
FOR YEAR ENDED 30 JUNE
----------------------------------------------------------------------------------------------------------------------------------
       Tenon Limited                                                                                       Tenon Group
     2003          2004                                                                       2004            2003            2002
     NZ$m          NZ$M                                                                       NZ$M            NZ$m            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Cash Outflow on Purchase of Subsidiary(1)                          17               -               -
        -             -      Amount transferred from Investment in Associates                    6               -               -
----------------------------------------------------------------------------------------------------------------------------------
        -             -                                                                         23               -               -
==================================================================================================================================
        -             -      Stock                                                              25               -               -
        -             -      Debtors                                                            20               -               -
        -             -      Fixed Assets                                                        2               -               -
        -             -      Goodwill on Acquisition                                            11               -               -
        -             -      Taxation                                                           -1               -               -
        -             -      Creditors                                                         -10               -               -
        -             -      Term Debt                                                         -18               -               -
        -             -      Minority Equity                                                    -6               -               -
----------------------------------------------------------------------------------------------------------------------------------
        -             -                                                                         23               -               -
==================================================================================================================================

(1)   On 1 November 12003, Tenon increased its stake in The Empire Company from 33% to 67%.

The accompanying notes form part of and are to be read in conjunction with these financial statements.

TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1     FOREST SALE AND CAPITAL RETURN
During the year the Group sold its forest assets for $725 million allowing it to focus on its investment in higher margin wood processing, marketing and distribution activities and return surplus capital to shareholders. Following the sale of the forest assets, Fletcher Challenge Forests Limited changed its name to Tenon Limited.

On 31 March 2004, Tenon returned $349 million to shareholders and subject to full completion of the forest sales, a further capital return of up to $320 million ($1.15 per existing Tenon share) is planned.

The segment previously disclosed as the Forests and Supply segment has been classified as discontinued operations within these financial statements, refer note 31. As at 30 June 2004 deferred forest settlements of $106 million were outstanding and have been included within discontinued assets. As at 20 August 2004, consents have been received relating to $86 million of the deferred forest settlements outstanding at balance date.

2     CHANGES IN ACCOUNTING POLICIES
(i) For the years ended 30 June 2004 and 2003 there were no changes in Accounting Policies.
(ii) On 30 June 2002, the Group changed its accounting policy in view of the Financial Reporting Standards Board issuing three new standards: FRS-36 "Accounting for acquisitions resulting in combinations of entities or operations", FRS-37 "Consolidating investments in subsidiaries" and FRS-38 "Accounting for investments in associates". FRS-36 details the accounting treatment for acquisitions (excluding inter-group reconstructions) using the purchase method and requires an annual impairment test to goodwill. FRS-37 defines a subsidiary on the basis of power to control and entitlement to ownership benefits. FRS-38 defines an associate and details the accounting treatment for associates using the equity method. These standards were not mandatory, however, the Group adopted the requirements of the new standards early. In addition, the Group also applied various consequential amendments which were made to other financial reporting standards as a result of the approval and adoption of the three new financial reporting standards listed above including the requirement for separate disclosure of Minority Interests in the Statement of Movements in Equity. With the exception of FRS-38 as noted below, the implementation of these new accounting standards did not have a material impact on the consolidated financial statements in the 2002 year.

      Following the adoption of FRS-38, the Group's share of surplus from associates in 2002 of $14 million was recognised as a component of operating earnings in the Statement of Financial Performance. Dividends received from associates were included within Equity Earnings. Up to 2001 the Group's share of the net surplus of associates, after adjusting for any dividends received, were recognised in the Statement of Financial Performance following the earnings after taxation, and dividends received from associates were recognised in earnings before taxation. This change in accounting policy resulted in an increase in operating surplus before taxation in 2002 of $8 million. However the change in accounting policy had no effect on net earnings.



TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------
       Tenon Limited                                                                                      Tenon Group
     2003          2004                                                                       2004            2003            2002
     NZ$m          NZ$M                                                                       NZ$M            NZ$m            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
                             3 OPERATING REVENUE
                             Operating Revenue from Continuing Operations includes:
        -             -          Trading Sales to Customers                                    537             379             395
        7             6          Royalties received from Subsidiaries                            -               -               -
        2             -          Interest Received                                               2               -               -
                                 Investment Revenue
        -             -               Dividends from Associates                                  7               9               6
        -             -               Interest                                                   2               -               -
        -             -               Equity Earnings(1)                                         8               5               8
        -           294          Dividend from Subsidiary                                        -               -               -
==================================================================================================================================
        9           300                                                                        556             393             409
==================================================================================================================================
                             (1) The Group's share of the Earnings of Associates is:
        -             -      Operating Revenue                                                 185             263             265
        -             -      Operating Expenses                                               -169            -247            -249
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Net Earnings                                                       16              16              16
        -             -      Taxation                                                           -1              -1              -1
        -             -      Goodwill amortised                                                  -              -1              -1
        -             -      Dividends paid by Associates                                       -7              -9              -6
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Equity Earnings                                                     8               5               8
==================================================================================================================================

                             4 OPERATING EARNINGS
                             Operating Earnings from Continuing Operations includes:
                             Depreciation:
        -             -          Buildings                                                       2               2               2
        -             -          Plant and Equipment                                            11              11              13
        -             -      Amortisation of Goodwill                                            1               -               -
        -             -      Unusual Items(1)                                                   -2               -              -3
       31            14      Net Foreign Exchange Gain(2)                                        8              16              16
        -             -      Maintenance and Repairs                                            18              18              16
        -             -      Operating Lease Expense                                             8               4               4
        -             -      Directors' Fees Payable to Directors of Tenon Limited(3)            -               -               -
                             Auditors' Fees and Expenses Payable for:
        -             -          Statutory Audit - PricewaterhouseCoopers                        1               1               1
        -             -          Other Audited Related Services - PricewaterhouseCoopers         1               1               -
==================================================================================================================================

(1)   Unusual Items for June 2004 relate to costs associated with the partial takeover offer by Rubicon Forests Limited. Unusual
      Items for June 2002 relates to provisions established for costs of closing the Japanese Engineered Wood Products business unit.
(2)   Net Foreign Exchange Gain for June 2004 includes realised exchange gains on foreign dollar denominated debt instruments of
      $9 million, and realised foreign exchange losses of $1 million. Net Foreign Exchange Gain for June 2003 includes net exchange gains on foreign denominated asset and debt instruments of $19 million, and realised foreign exchange losses of $3 million. Net Foreign Exchange Gain for June 2002 includes net exchange gains on foreign denominated asset and debt instruments of $18 million, and realised foreign exchange losses of $2 million.
(3)   Total Directors' Fees payable to Non Executive Directors for June 2004 totalled $419,662 (June 2003: $435,650 and June 2002:
      $426,600).

TENON LIMITED
Net Foreign Exchange Gain for June 2004 of $14 million (2003: $31 million) relates to exchange gains on debt instruments.


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------
       Tenon Limited                                                                                      Tenon Group
     2003          2004                                                                       2004            2003            2002
     NZ$m          NZ$M                                                                       NZ$M            NZ$m            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
                             5 TAXATION
                             Earnings before Taxation:
       21           307          Domestic                                                       27              35              22
        -             -          Foreign                                                        19              11              11
----------------------------------------------------------------------------------------------------------------------------------
       21           307                                                                         46              46              33
        7           101      Taxation at 33 cents per dollar                                    15              15              11

                             Adjusted for:
        -             -          Equity Accounted Earnings of Associates                         -              -1               -
       -1           -97          Permanent Differences                                          -6               2               4
        -             1          Taxation Under/(Over) Provided in the Prior Year                1              -3               -
        -             -          Rates other than 33 cents                                       1               -               1
----------------------------------------------------------------------------------------------------------------------------------
        6             5      Taxation Expense                                                   11              13              16
==================================================================================================================================
                             Current Taxation
        -             -          Non New Zealand                                                10               1               5
        -             -      Total Current Taxation                                             10               1               5
                             Deferred Taxation
        6             5          New Zealand                                                     1              12              11
----------------------------------------------------------------------------------------------------------------------------------
        6             5      Total Deferred Taxation                                             1              12              11
----------------------------------------------------------------------------------------------------------------------------------
        6             5      Taxation Expense                                                   11              13              16
==================================================================================================================================

                            6 SHAREHOLDER TAX CREDITS
       -1            -1     Conduit Tax Relief Account                                          -1              -1              -1
==================================================================================================================================

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

                                                                                                          Tenon Group
                                                                                              2004            2003            2002
                                                                                              NZ$M            NZ$m            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
7 NET EARNINGS PER SHARE
Basic and Diluted Net Earnings per Share (cents)
     Continuing Operations                                                                    11.5            11.8             6.1
     Discontinued Operations                                                                 -26.5          -109.0           -95.3
----------------------------------------------------------------------------------------------------------------------------------
                                                                                             -15.0           -97.2           -89.2
==================================================================================================================================
Numerator for Basic and Diluted Net Earnings per Tenon Share (NZ$ millions)
     Continuing Operations                                                                      32              33              17
     Discontinued Operations                                                                   -74            -304            -266
----------------------------------------------------------------------------------------------------------------------------------
                                                                                               -42            -271            -249
----------------------------------------------------------------------------------------------------------------------------------
Denominator for Basic and Diluted Net Earnings per Tenon Share (millions of shares)(1)         279             279             279
==================================================================================================================================

(1)   Comparative per share data has been restated for the one for two share cancellation following the capital distribution in
      March 2004 and the one for five share consolidation completed during November 2003.


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                      Tenon Group
                                                                                      2004                2003                2002
                                                                                      NZ$M                NZ$m                NZ$m
----------------------------------------------------------------------------------------------------------------------------------
8 CAPITAL
REPORTED CAPITAL
Reported Capital at the beginning of the year                                        1,443               1,443               1,443
Capital Return(1)                                                                     -349                   -                   -
----------------------------------------------------------------------------------------------------------------------------------
Reported Capital                                                                     1,094               1,443               1,443
==================================================================================================================================

                                                                                                      Tenon Group
                                                                                      2004                2003                2002
----------------------------------------------------------------------------------------------------------------------------------

TENON ORDINARY SHARES
Number of Shares at the beginning of the year                                  185,913,422         922,207,133         922,207,133
Cancellation of Shares upon Capital Return(1)                                  -92,963,192                   -                   -
Share Consolidation(2)                                                                   -        -736,293,711                   -
----------------------------------------------------------------------------------------------------------------------------------
                                                                                92,950,230         185,913,422         922,207,133
==================================================================================================================================

TENON PREFERENCE SHARES
Number of Shares at the beginning of the year                                  371,809,026       1,859,015,794       1,859,015,794
Cancellation of Shares upon Capital Return(1)                                 -185,907,195                   -                   -
Share Consolidation(2)                                                                   -      -1,487,206,768                   -
----------------------------------------------------------------------------------------------------------------------------------
                                                                               185,901,831         371,809,026       1,859,015,794
==================================================================================================================================

Tenon Limited has two classes of shares: Ordinary and Preference. The Preference Shares rank equally with the Ordinary Shares in all respects (including dividend and voting rights) except that the Preference Shares have prior ranking (to the amount of $1.25 per share) in the event of a liquidation of the Company, for a period of five years from allotment (15 December 2000). During this period, holders of Preference Shares will vote with holders of Ordinary Shares on all matters except a vote relating to a liquidation of the Company, in which case a separate vote of the holders of the Preference Shares will be required.

Shares held by the Tenon Employee Share Purchase Scheme accounted for under the Treasury Stock method include 730,091 fully paid
Tenon Ordinary Shares.

(1)   On 31 March 2004 Tenon distributed a $349 million return of capital to shareholders under a share cancellation and return of capital programme authorised by shareholders and approved by the High Court. One of every two Ordinary Shares and one out of every two Preference Shares in Tenon Limited were cancelled, and NZ$1.25 per cancelled share paid to Tenon shareholders.
      Subject to full completion of the forest sales, a further capital return of up to $320 million ($1.15 per existing Tenon share) is planned.

(2)   During 2003 the Ordinary Shares and Preference Shares were consolidated on a one for five basis. Following the share consolidation, the Preference Shares retained their preference rights.

The comparative number of Ordinary Shares and Preference Shares restated for the share cancellation in March 2004 and share consolidation during 2002 are 92,950,230 Ordinary Shares and 185,901,831 Preference Shares as at 30 June 2003 and 30 June 2002.


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------
       Tenon Limited                                                                                      Tenon Group
     2003          2004                                                                       2004            2003            2002
     NZ$m          NZ$M                                                                       NZ$M            NZ$m            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
                             9 RESERVE MOVEMENTS
     -299          -579      Reserves at the beginning of the year                            -579            -299             -44
       15           302      Net Earnings                                                      -42            -271            -249
     -295          -347      Revaluation of Investment in Subsidiaries                           -               -               -
                             Net variations on translation of foreign currency financial
        -             -          statements                                                     -3              -9              -6
----------------------------------------------------------------------------------------------------------------------------------
     -579          -624      Total Reserves                                                   -624            -579            -299
==================================================================================================================================
                             RESERVE TRANSFERS
                             Equity Earnings of Associates transferred from Revenue
        -             -          Reserves                                                        8               5               8
                             Currency Translation Reserve transferred to Revenue
        -             -          Reserves upon disposal of forest assets                       640               -               -
                             Retained Earnings of Associates transferred to Revenue
        -             -          Reserves upon Realisation                                       1               -               1
==================================================================================================================================

                             10 RESERVE BALANCES
                             Reserves comprise:
      908         1,210          Retained Earnings                                            -691          -1,282          -1,006
        -             -          Retained Earnings in Associates                                22              15              10
        -             -          Net Currency Translation                                       45             688             697
   -1,487        -1,834          Subsidiary Investment Revaluation                               -               -               -
----------------------------------------------------------------------------------------------------------------------------------
     -579          -624      Total Reserves                                                   -624            -579            -299
==================================================================================================================================


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------
       Tenon Limited                                                                                              Tenon Group
     2003          2004                                                                                       2004            2003
     NZ$m          NZ$M                                                                                       NZ$M            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
                             11 STOCKS
        -             -      Raw Materials and Work in Progress                                                  3               2
        -             -      Finished Goods                                                                     80              44
----------------------------------------------------------------------------------------------------------------------------------
        -             -                                                                                         83              46
==================================================================================================================================

                             12 DEBTORS
        -             -      Trade Debtors                                                                      69              29
        -             -      Less Provision for Doubtful Debts                                                  -1              -1
----------------------------------------------------------------------------------------------------------------------------------
        -             -                                                                                         68              28
        6             1      Other Receivables                                                                  14               2
----------------------------------------------------------------------------------------------------------------------------------
        6             1                                                                                         82              30
==================================================================================================================================

                             13 FIXED ASSETS
                             Cost
        -             -          Land and Improvements                                                          15              15
        -             -          Buildings                                                                      41              40
        -             -          Plant and Equipment                                                           218             198
        -             -          Capital Work in Progress                                                        3               2
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Total Cost                                                                        277             255
                             Accumulated Depreciation
        -             -          Buildings                                                                     -13             -11
        -             -          Plant and Equipment                                                          -148            -130
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Total Accumulated Depreciation                                                   -161            -141
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Total Fixed Assets                                                                116             114
==================================================================================================================================
                             Land and Buildings Analysis
        -             -          Industrial                                                                     43              44
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Total Land and Buildings                                                           43              44
==================================================================================================================================
                             Domicile of Fixed Assets
        -             -          New Zealand                                                                   114             114
        -             -          United States                                                                   2               -
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Total Fixed Assets                                                                116             114
==================================================================================================================================
                             Functional Currency of Fixed Assets
        -             -          New Zealand Dollar                                                            114             114
        -             -          United States Dollar                                                            2               -
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Total Fixed Assets                                                                116             114
==================================================================================================================================

                             At 30 June 2004 the fair value of Land and Buildings, based upon Government valuations, was approximately $50 million.


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------
       Tenon Limited                                                                                              Tenon Group
     2003          2004                                                                                       2004            2003
     NZ$m          NZ$M                                                                                       NZ$M            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
                             14 INVESTMENTS
        -             -      Investment in Associates (1)                                                       25              22
        -             -      Loans to Associates                                                                 9              11
    1,001           491      Net Investment in Subsidiary Companies (refer to note 25)                           -               -
==================================================================================================================================
    1,001           491                                                                                         34              33
==================================================================================================================================
                             (1) CARRYING VALUE OF ASSOCIATES
        -             -      Balance at the beginning of the year                                               22              21
        -             -      Effect of exchange rate changes                                                     -              -6
        -             -      Associates (disposed)/acquired during the year                                     -5               1
        -             -      Earnings of associates before goodwill amortisation                                15              15
        -             -      Dividends                                                                          -7              -9
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Balance at the end of the year                                                     25              22
==================================================================================================================================
                             COMBINED ASSOCIATES' STATEMENT OF FINANCIAL POSITION
        -             -      Current Assets                                                                    107             144
        -             -      Term Assets                                                                        42              40
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Total Assets                                                                      149             184
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Current Liabilities                                                               -36             -37
        -             -      Term Liabilities                                                                  -62             -96
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Total Liabilities                                                                 -98            -133
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Net Assets                                                                         51              51
        -             -      Interests held by Third Parties                                                   -26             -29
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Investment in Associates                                                           25              22
==================================================================================================================================

                             15 GOODWILL
        -             -      Balance at the beginning of the year                                                2               3
        -             -      Goodwill arising from acquisition(1)                                               11               -
        -             -      Amortisation(2)                                                                    -1              -1
----------------------------------------------------------------------------------------------------------------------------------
        -             -                                                                                         12               2
==================================================================================================================================

(1)   Acquisition of an additional 33% of The Empire Company on 1 November 2003.
(2)   Goodwill amortisation of $1 million in June 2003 was recorded within equity earnings of associates.


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------
        Tenon Limited                                                                                              Tenon Group
     2003          2004                                                                                       2004            2003
     NZ$m          NZ$M                                                                                       NZ$M            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
                             16 CREDITORS
        8             2      Trade Creditors                                                                    60              39
        1             -      Accrued Interest                                                                    -               1
        -             -      Accrued Employee Benefits                                                           8               6
        -             -      Provisions                                                                          5               5
----------------------------------------------------------------------------------------------------------------------------------
        9             2                                                                                         73              51
==================================================================================================================================
                             PROVISIONS
                             Environmental                                                                       4               4
                             Other                                                                               1               1
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 5               5
==================================================================================================================================
                             ENVIRONMENTAL
                             Balance at the beginning of the year                                                4               5
                             Amount utilised                                                                     -              -1
----------------------------------------------------------------------------------------------------------------------------------
                             Balance at the end of the year                                                      4               4
==================================================================================================================================
                             The environmental provision was established to provide for ongoing management and remedial costs (on an undiscounted basis) at various processing sites. The provision is expected to be utilised progressively over the coming three years.



TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------
       Tenon Limited                                                                                              Tenon Group
     2003          2004                                                                                       2004            2003
     NZ$m          NZ$M                                                                                       NZ$M            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
                             17 TAXATION PROVISION
                             Provision for Current Taxation:
        -             -          Opening Provision for Current Taxation                                          -               4
        -             -          Acquisition of Current Taxation                                                 1               -
        -             -          Current Taxation in the Statement of Financial Performance                     10               1
        -             -          Net Taxation Payments                                                         -10              -5
----------------------------------------------------------------------------------------------------------------------------------
        -             -      Provision for Current Taxation                                                      1               -
==================================================================================================================================
                             Provision for Deferred Taxation
        6             4      Net Operating Loss Carryforwards                                                  -33               -
        -             -      Valuation Allowance(1)                                                             32               -
----------------------------------------------------------------------------------------------------------------------------------
        6             4      Net Deferred Taxation Assets                                                       -1               -
        -             -      Depreciation and Amortisation                                                     -21             -15
----------------------------------------------------------------------------------------------------------------------------------
        6             4      Provision for Deferred Taxation                                                   -22             -15
==================================================================================================================================
        6             4      Non Current Deferred Taxation                                                     -22             -15
----------------------------------------------------------------------------------------------------------------------------------
        6             4      Provision for Deferred Taxation                                                   -22             -15
==================================================================================================================================
                             Provision for Deferred Taxation:
        8             6          Opening Provision for Deferred Taxation                                       -15             -27
                                 Deferred Taxation in the Statement of Financial Performance:
        6             5                Continuing Operations                                                     1              12
        -             -                Discontinued Operations                                                  -8               -
       -8            -7          Transfer of Taxation Losses                                                     -               -
----------------------------------------------------------------------------------------------------------------------------------
        6             4      Provision for Deferred Taxation                                                   -22             -15
==================================================================================================================================

(1)   Tenon has taxation losses in excess of the amount that can be recognised under NZ GAAP. NZ GAAP allows the recognition of taxation assets when utilisation is considered virtually certain, which is subject to the future earnings of the Tenon
      Group. In line with NZ GAAP Tenon has tax assets of $22 million.


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------
       Tenon Limited                                                                                              Tenon Group
     2003          2004                                                                                       2004            2003
     NZ$m          NZ$M                                                                                       NZ$M            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
                             18 FUNDING COSTS & TERM DEBT
                             FUNDING COSTS(1)
       18             7      Interest payable on Term Debt                                                       2               3
==================================================================================================================================
       18             7      Total Funding Costs                                                                 2               3
==================================================================================================================================
                             TERM DEBT(2)
       25             -          Loans with Floating Interest Rates                                             18               6
      103            16          Loans with Fixed Interest Rates                                                16              23
----------------------------------------------------------------------------------------------------------------------------------
      128            16      Term Debt                                                                          34              29
==================================================================================================================================
                             Summary of Repayment Terms
                                 Due for Repayment:
        -             -          Less than one year(3)                                                          18               -
       85            16          Between two and three years                                                    16              19
       43             -          Between four and five years                                                     -              10
----------------------------------------------------------------------------------------------------------------------------------
      128            16      Term Debt                                                                          34              29
==================================================================================================================================
                             Summary of Interest Rates by Repayment Period (%)
                                 Due for Repayment:
        -             -          Less than one year                                                            4.9               -
      4.5           7.0          Between two and three years                                                   7.0             4.5
        -             -          Between four and five years                                                     -             4.5
----------------------------------------------------------------------------------------------------------------------------------
      4.5           7.0      Weighted Average Interest Rate                                                    5.9             4.5
==================================================================================================================================
                             Summary of Interest Rates by Currency (%)
        -           7.0          New Zealand Dollar                                                            7.0               -
      4.5             -          United States Dollar                                                          4.9             4.5
----------------------------------------------------------------------------------------------------------------------------------
      4.5           7.0      Weighted Average Interest Rate                                                    5.9             4.5
==================================================================================================================================
                             Denomination of Currencies:
        -            16          New Zealand Dollar                                                             16               -
      128             -          United States Dollar                                                           18              29
----------------------------------------------------------------------------------------------------------------------------------
      128            16      Term Debt                                                                          34              29
==================================================================================================================================

(1)   Total funding costs for the Group of $3 million (2003: $18 million) have been allocated between continuing and discontinued
      operations based upon net assets of the respective operations resulting in $2 million (2003: $3 million) allocated to the continuing business.
(2)   Tenon operates a centralised funding function. Total Group term debt at 30 June 2003 of $133 million has been allocated between continuing and discontinued operations based upon the net assets of the respective operations resulting in $29 million allocated to the continuing business and $104 million allocated to the discontinued operations.
(3)   The Empire Company term debt of $18 million expires in September 2004 and is currently being renegotiated. Empire intends to refinance the revolving credit facility prior to its September 2004 maturity. As such, it has been recorded as term debt on the Statement of Financial Position.

TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
--------------------------------------------------------------------------------

18    FUNDING COSTS & TERM DEBT continued
LOANS SUBJECT TO RESTRICTIVE UNDERTAKINGS
The Restrictive Undertakings relate to the Restricted Group. Certain subsidiaries are designated Restricted (refer note 30). The Restricted Group borrows funds based on covenants and security over the business and assets of the Restricted Group. The syndicated bank facility requires the Company to comply with the following financial ratios reported on a quarterly test basis:

(i) Gearing Ratio: the ratio of Net Debt/EBITDA of the Group shall not exceed three times on any quarterly test date;
(ii) Interest Cover Ratio: the ratio of EBIT to Interest Expense of the Group is not less than three times on any quarterly test date;
(iii) Net Debt to Total Tangible Asset Ratio: the percentage of Net Debt to Total Tangible Assets of the Group at all times will be not more than 50%; and
(iv) Minimum Net Tangible Assets: the minimum Net Tangible Assets of the Group will not at any time be less than NZ$125 million until 31 March 2006 and NZ$150 million thereafter.

UNUSED COMMITTED LINES OF CREDIT
At 30 June 2004 the Group had, subject to ratio compliance, $144 million in unutilised committed lines of credit. The total term debt facility of $150 million expires between two and three years. In addition to the term debt facility the Group has an overdraft facility of $15 million, which is renewable on an annual basis. In addition, The Empire Company has uncommitted facilities of $22 million.

19    FINANCIAL INSTRUMENTS
(1)   GROUP POLICIES
CURRENCY BALANCE SHEET RISK
It is the Group's policy to manage currency exchange rate exposure to ensure that changes in foreign exchange rates do not materially impair the Group's financial position, profitability, cash flow or key bank covenants. Non-monetary assets are recorded in their functional currency, as determined by the dominant currency of cash flows, sales prices, sales market, expenses and debt structure. The currency denomination and quantum of debt outstanding are managed so that economic risk exposure to currency movements on the aggregate of balance sheet and revenue items is offset within policy defined limits. Where the proportion of the underlying debt in any currency does not equate to the required proportion of total debt, derivative financial instruments are entered into to manage the exposure within defined limits.

CURRENCY TRADE RISK
It is Group policy that exchange risk on trade transactions should be managed within hedging policy defined limits. When exposures are incurred by operations in currencies other than their functional currency, they are managed through the use of derivative financial instruments.

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


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------

19    FINANCIAL INSTRUMENTS continued
(2)   BALANCE SHEET RISK
Derivative financial instruments are used as a means of managing the Group's exposure to fluctuations in foreign currency exchange rates and interest rates. While these financial instruments are subject to the risk of market rates changing subsequent to acquisition, such changes would generally be offset by opposite effects on the items being hedged.

The total principal or contract amounts of derivative financial instruments outstanding at balance date were as follows:

                                                                                                                  Tenon Group
                                                                                                              2004            2003
                                                                                                              NZ$M            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
Forward Exchange Contracts                                                                                       1              54
Foreign Exchange Options                                                                                         -              44
Interest Rate Swaps                                                                                             47              18
==================================================================================================================================

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

In accordance with the counter-party restrictions set by the Group, the significant concentrations of credit risk are:

                                                                                                                   Tenon Group
                                                                                                              2004            2003
                                                                                                              NZ$M            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
Bank of New Zealand Limited                                                                                     68               -
ANZ Banking Group (New Zealand) Limited                                                                         69               -
==================================================================================================================================
There are no other concentrations of credit risk.

(4)   INTEREST RATE REPRICING
In line with the Group's interest rate policy a spread of long and short term fixed and floating rate borrowings and hedge instruments have been entered into. The following table sets out the interest rate repricing profile and weighted average interest rate of borrowings and interest rate hedges:


                                                                                                  Tenon Group
                                                                                      2004                            2003
                                                                              NZ$M               %            NZ$m               %
----------------------------------------------------------------------------------------------------------------------------------
Interest Rate Repriced:
(including average interest rate)
      within one year                                                           16             7.0              10             3.8
      between two years and five years                                          18             4.9              19             4.9
==================================================================================================================================

Debtors and Creditors are not interest rate sensitive.


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------

19    FINANCIAL INSTRUMENTS continued
(5)   FAIR VALUES
The estimated fair value of the Group's financial assets and liabilities do not differ materially from the carrying values.

The financial instruments held by the Group at balance date do not meet the accounting definition of an effective hedge and the fair values have been recognised in earnings in the current period.

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

FORWARD EXCHANGE CONTRACTS, FOREIGN EXCHANGE OPTIONS AND INTEREST RATE SWAPS
The fair value of these instruments are estimated based on the quoted or estimated market prices.

                                                                                                                   Tenon Group
                                                                                                              2004            2003
                                                                                                              NZ$M            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
Forward Exchange Contracts                                                                                       -               1
Foreign Exchange Options                                                                                         -               1
Interest Rate Swaps                                                                                              -              -3
----------------------------------------------------------------------------------------------------------------------------------

INVESTMENTS
It is not practical to estimate fair values of unlisted investments as there are no quoted market prices for those or similar investments. Unlisted investments are carried at the lower of net asset backing or historical cost (refer to note 14). The carrying value amount of loans to Associates is equivalent to the fair value.

CASH AND LIQUID DEPOSITS
The carrying amount of cash and liquid deposits is equivalent to the fair value.

20    LEASE COMMITMENTS
The expected future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year at 30 June are as follows:

                                                                                                                   Tenon Group
                                                                                                              2004            2003
                                                                                                              NZ$M            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
within  one year                                                                                                 5               3
        two years                                                                                                4               2
        three years                                                                                              3               1
        four years                                                                                               2               1
        five years                                                                                               2               1
after   five years                                                                                               1               1
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                17               9
==================================================================================================================================

Operating lease commitments relate mainly to occupancy leases of buildings.

21    CONTINGENT LIABILITIES
There are no significant contingent liabilities as at June 2004.


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------

22    ENVIRONMENT
It is the Group's policy to monitor environmental performance on an ongoing basis and to require that all of its operations comply with applicable environmental regulatory requirements. As part of this policy, Management is required to report regularly to the
Board of Directors on current and future environmental performance. The Group also commissions regular independent reports with respect to environmental management systems and the implementation of this policy. A provision for environmental matters has been recorded by the Group (refer note 16).

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


23    INSURANCE
The Group believes that its risk management programmes are adequate to protect its assets and earnings against losses incurred, within a self insurance level of NZ$7.5 million for property and business interruption risk and $5 million for public and product liability.

Based on past experience, the Group does not anticipate that future losses within these levels would have a significant impact on its financial position or performance. In certain circumstances, where required by law or where the Group considers it appropriate, insurance may be arranged for exposures within the self insurance levels. The Empire Company is fully insured.

In general terms, subject to the self insurance levels, the Group remains insured with insurers of high credit quality for the following risks:

                                                                                                                   Tenon Group
                                                                                                              2004            2003
                                                                                                              NZ$M            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
Public and product liability                                                                                   100             100
Loss or damage to Group property including business interruption                                               150             250
Marine charterers' liability                                                                                     -              86
==================================================================================================================================
The Group's policy is to make provision for reported and estimated unreported losses incurred at balance date (June 2004: Nil).


24    CAPITAL EXPENDITURE COMMITMENTS
Committed at balance date for expenditure:
within one year                                                                                                  3               3
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 3               3
==================================================================================================================================

At 30 June 2004 an additional $6 million to upgrade the log feed and primary sawing equipment at the Kawerau sawmill has been approved by the Board but not yet committed to. This project is due for completion early in the 2005 calendar year.

Tenon has an agreement to purchase the remaining one third share of The Empire Company after 1 November 2004 at the discretion of the minority partner.



TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          Tenon Group
                                                                                              2004            2003            2002
                                                                                              NZ$M            NZ$m            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
25    RELATED PARTY TRANSACTIONS
TENON GROUP
TRADING ACTIVITIES WITH RELATED PARTIES
Sale of wood products to American Wood Moulding LLC                                             17              27              31
Amounts owed relating to the sale of wood products to American Wood Moulding,
     and included within Debtors                                                                 1               1               1
Sale of wood products to The Empire Company(1)                                                   3              13              18
Amounts owed relating to the sale of wood products to The Empire Company, and
     included within Debtors(1)                                                                  -               1               2
Loan to American Wood Moulding LLC(2)                                                            9              11               -
Payment to Rubicon Limited(3)                                                                    5               -               7
Amounts owed by Rubicon Forests Limited and held in Debtors(4)                                   2               -               -

TENON LIMITED
Royalties, Management services provided to, and funding received from subsidiaries for which management fees have been received, and finance charges paid
     (expensed by Tenon Limited)                                                                 1               9              11
Net Term Liabilities/(Assets) from subsidiary companies included within Net
     Investment in Subsidiary Companies(5)                                                     215              51             -29
==================================================================================================================================

(1)   On 1 November 2003, Tenon increased its stake in The Empire Company from 33% to 67%. Following this increase in ownership the financial results of The Empire Company are fully consolidated and excluded from the related party disclosure.
(2)   In addition to the US$6 million loan to American Wood Moulding LLC, Tenon has issued a US$3 million letter of credit which is able to be drawn upon if American Wood Moulding LLC breaches certain banking covenants. The US$6 million loan is repayable by 30 June 2006 at an interest rate of 16.5%.
(3)   As part of the forest sales process Tenon paid Rubicon $5 million in settlement of its future obligations to purchase seedlings from Trees & Technology Limited. As part of the Fletcher Challenge Group separation, Tenon sold to Rubicon Limited its biotechnology and South American assets but was not able to transfer legal title to certain assets, including an investment in an Argentinean associate. During 2002, Tenon paid Rubicon $7 million in full settlement of all claims in respect of the separation process, including the obligation to make a fund of US$10 million available to Rubicon to meet such claims. Tenon holds Forestadora Tapebicua S.A. in trust for Rubicon Limited until the title is transferred. As part of such payment Rubicon has waived any right to make any further claims against Tenon for any failure to complete the transfer of title. Rubicon is required to meet the costs and expenses incurred by the Group in continuing to hold the assets in trust for Rubicon.
(4)   Amounts owed by Rubicon Forests Limited relate to costs paid by Tenon in relation to the Rubicon Forests Limited's partial takeover offer which will be reimbursed to Tenon.
(5)   These advances are for no fixed term but represent long term funding advances, and bear interest at 6.8% (30 June 2003:
      8.4%; 30 June 2002: 6.5%). The Principal Subsidiaries included within Net Investment in Subsidiary Companies are disclosed in note 30, Principal Operations.

26    FOREIGN CURRENCIES
All monetary amounts in these financial statements are expressed in New Zealand Dollars unless otherwise stated. The following are approximations to the New Zealand Dollar:

                                                                                                              2004            2003
----------------------------------------------------------------------------------------------------------------------------------
United States Dollars        Period End                                                                     0.6327          0.5827
                             Period Average                                                                 0.6275          0.5203
Australian Dollars           Period End                                                                     0.9155          0.8745
                             Period Average                                                                 0.8811          0.8905
==================================================================================================================================


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------

27    PENSION PLANS
Tenon Group has a defined benefit pension plan that covers certain employees. The benefits are based on years of service and the employees' compensation during their years of employment. The Group's funding policy is to contribute to the plans to the extent that the service and interest costs of the plan is not covered by the return on plan assets and net amortisation and deferrals.
Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

Plan assets consist primarily of property, equity and fixed income securities.
                                                                                                              2004            2003
                                                                                                              NZ$M            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
Assets of Plans at Fair Value at the beginning of the year                                                      11              11
Return on Assets                                                                                                 1              -1
Contributions                                                                                                    1               1
Benefit Payments                                                                                                -2               -
----------------------------------------------------------------------------------------------------------------------------------
Assets of Plans at Fair Value                                                                                   11              11
----------------------------------------------------------------------------------------------------------------------------------
Vested Accumulated Benefit Obligation                                                                           11              12
----------------------------------------------------------------------------------------------------------------------------------
Total Accumulated Benefit Obligation                                                                            11              12
----------------------------------------------------------------------------------------------------------------------------------
(Deficit)/Excess of Plan Assets over Accumulated Benefit Obligation                                              -              -1
==================================================================================================================================

Projected Benefit Obligation at the beginning of the year                                                      -12             -12
Costs                                                                                                           -2               -
Benefit Payments                                                                                                 2               -
----------------------------------------------------------------------------------------------------------------------------------
Total Projected Benefit Obligation at the end of the year                                                      -12             -12
Assets of Plans at Fair Value                                                                                   11              11
----------------------------------------------------------------------------------------------------------------------------------
Funded (Obligation)/Surplus                                                                                     -1              -1

Funded (Obligation)/Surplus Recognised in Earnings in previous years                                            -1              -1
----------------------------------------------------------------------------------------------------------------------------------
Recognised Funded Obligation(1)                                                                                 -1              -1
----------------------------------------------------------------------------------------------------------------------------------
Projected Unrecognised Funded Surplus                                                                            -               -
==================================================================================================================================
(1)   Recognised Funded Obligation included within note 16, Creditors for June 2004 and 2003 ($1 million).

Net Periodic Pension Cost
     Actual Return on Assets                                                                                     1              -1
----------------------------------------------------------------------------------------------------------------------------------
     Net Amortisation and Deferral                                                                              -1               1
----------------------------------------------------------------------------------------------------------------------------------
Net Periodic Pension Cost                                                                                        -               -
==================================================================================================================================

The following table provides the weighted average assumptions used to develop the net periodic pension cost and the actuarial present value of projected benefit obligations for the Group's plans:

                                                                                                              2004            2003
                                                                                                                %               %
----------------------------------------------------------------------------------------------------------------------------------
Assumed Discount Rate on Benefit Obligations                                                                   5.5             5.5
Expected Long Term Rate of Return on Plan Assets                                                               5.5             5.5
Rate of Increase in Future Compensation Levels                                                                 3.5             3.5
==================================================================================================================================


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------

28    EMPLOYEE REMUNERATION
In accordance with Section 211(1)(g) of the New Zealand Companies Act 1993, remuneration and other benefits in excess of
NZ$100,000 per annum paid to employees of Tenon Limited and its subsidiaries not being Directors of the Company during the year are detailed below. The bandings below include retirement and redundancy payments.

                                                        CONTINUING                          DISCONTINUED
                                     NEW ZEALAND BUSINESS        OFFSHORE BUSINESS              BUSINESS                     TOTAL
                                                NUMBER OF                NUMBER OF             NUMBER OF                 NUMBER OF
EMPLOYEES(1)                                 EMPLOYEES(2)             EMPLOYEES(3)             EMPLOYEES
----------------------------------------------------------------------------------------------------------------------------------
NZ$100,000 to NZ$110,000                                9                        4                     8                        21
NZ$110,000 to NZ$120,000                               10                        -                     8                        18
NZ$120,000 to NZ$130,000                                3                        3                     8                        14
NZ$130,000 to NZ$140,000                                5                        -                     9                        14
NZ$140,000 to NZ$150,000                                4                        1                     4                         9
NZ$150,000 to NZ$160,000                                3                        5                     2                        10
NZ$160,000 to NZ$170,000                                2                        -                     2                         4
NZ$170,000 to NZ$180,000                                2                        -                     2                         4
NZ$180,000 to NZ$190,000                                1                        1                     2                         4
NZ$190,000 to NZ$200,000                                1                        -                     -                         1
NZ$200,000 to NZ$210,000                                1                        -                     2                         3
NZ$210,000 to NZ$220,000                                -                        1                     3                         4
NZ$220,000 to NZ$230,000                                -                        -                     1                         1
NZ$230,000 to NZ$240,000                                -                        1                     2                         3
NZ$250,000 to NZ$260,000                                2                        -                     -                         2
NZ$260,000 to NZ$270,000                                -                        1                     -                         1
NZ$270,000 to NZ$280,000                                -                        -                     1                         1
NZ$290,000 to NZ$300,000                                -                        -                     1                         1
NZ$300,000 to NZ$310,000                                -                        -                     1                         1
NZ$310,000 to NZ$320,000                                1                        -                     -                         1
NZ$330,000 to NZ$340,000                                -                        1                     -                         1
NZ$340,000 to NZ$350,000                                -                        -                     1                         1
NZ$390,000 to NZ$400,000                                -                        -                     1                         1
NZ$430,000 to NZ$440,000                                1                        -                     -                         1
NZ$460,000 to NZ$470,000                                1                        -                     -                         1
NZ$970,000 to NZ$980,000                                1                        -                     -                         1
NZ$1,300,000 to NZ$1,310,000                            -                        -                     1                         1
----------------------------------------------------------------------------------------------------------------------------------
Total                                                  47                       18                    59                       124
==================================================================================================================================

(1)   Certain employees of Tenon have provisions in their employment contracts which provide for benefits in the event of a change of control taking place. As a consequence of the change of control of the Company which occurred in June 2004:
      (a)   Certain variable payments, payable upon achievement of business targets set by the Board of the Company for the year, were paid during the year to employees. Two of the employees' variable payments covered a period of 15 months; and
      (b)   The Company provided in July 2004 (and therefore not included in the above employee remuneration table) a specified number of shares in Tenon to five employees. The aggregate value of shares that were provided as a result of the change of control was $1,073,439.
(2)   Includes The Empire Company employees from 1 November 2003.
(3)   Includes redundancy payment and outstanding leave entitlements paid upon termination of employment.

TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
--------------------------------------------------------------------------------

29    SEGMENTAL INFORMATION SUMMARY
Tenon is a New Zealand-based processing, marketing and distribution Group, represented by two divisions - the Structural Consumer Solutions segment and the Appearance Consumer Solutions segment. Each segment has a distinct market and product focus:

(i) The Structural Consumer Solutions segment supplies structural lumber, plywood and treated outdoor products to the residential and light commercial building sectors in New Zealand and Australia, and treated posts and poles to the rural, viticulture and infrastructure sectors in New Zealand. In addition, the Structural Consumer Solutions segment supplies manufacturing grade lumber to the industrial sector in New Zealand and Asia and appearance grade lumber to Asian furniture manufacturers. The Structural Consumer Solutions segment operates four processing sites: the Kawerau Sawmill and Remanufacturing Plant; the Rainbow Mountain Sawmill; the Mt Maunganui Plywood Mill; and Ramsey Roundwood. All of these sites are located in or around the central North Island of New Zealand.

(ii) The Appearance Consumer Solutions segment takes clear wood from pruned logs through to high value moulding and millwork uses in the United States. Radiata pine is a competitive substitute in many applications for diminishing United States supplies of Ponderosa pine. The Appearance Consumer Solutions segment has strong supplier relationships for finished mouldings and boards with the two largest home improvement chains in the United States: The Home Depot, through American Wood Moulding, in which the Group holds a 50% interest; and Lowe's, through a 67% shareholding in The Empire Company. The Home Depot, Lowe's and other major United States retailers are demanding environmentally certified wood products from their suppliers and the Appearance Consumer Solutions segment's access to an environmentally certified (by the Forest Stewardship Council) resource, together with its integrated supply chain, confers a significant competitive advantage. The Appearance Consumer Solutions segment also supplies appearance grade lumber to a number of US moulding and millwork manufacturers. The Appearance Consumer Solutions segment operates two plants in New Zealand, the Taupo Sawmill and the Taupo Mouldings Plant, and has a sales office in the United States. As well as providing a channel to market for Tenon's New Zealand products, Empire and American Wood Moulding also source significant quantities of finished mouldings from other suppliers. These two distribution companies operate from over one million square feet of warehouse space at eight locations throughout the United States.

Support includes shared service overheads not specific to the Structural Consumer Solutions or Appearance Consumer Solutions segments. Prior to the sale of the forest assets, shared service overheads not specific to the Structural Consumer Solutions or Appearance Consumer Solutions segments were included in the Forest and Supply segment and included in discontinued operations (refer note 1).


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------

29    SEGMENTAL INFORMATION SUMMARY continued
                                                               STRUCTURAL   APPEARANCE    SUPPORT(1)      OTHER(2)           TENON
JUNE 2004                                                            NZ$M         NZ$M          NZ$M          NZ$M            NZ$M
----------------------------------------------------------------------------------------------------------------------------------
Sales Revenue                                                         251          286             -             -             537
Other Revenue                                                           -           17             -             2              19
----------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                     251          303             -             2             556
==================================================================================================================================

----------------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS                                                     14           31            -8            11              48
----------------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS INCLUDES:
Depreciation and Amortisation                                          -7           -6            -1             -             -14
Unusual Items                                                           -            -            -2             -              -2
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                          143          177           170           133             623
==================================================================================================================================
INVESTMENTS IN ASSOCIATES INCLUDED IN TOTAL ASSETS
     - EQUITY                                                           -           25             -             -              25
----------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN ASSOCIATES INCLUDED IN TOTAL ASSETS
     - LOAN                                                             -            9             -             -               9
----------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE                                                     6            6             -             -              12
==================================================================================================================================

                                                                    NORTH                        NEW
                                                     EUROPE       AMERICA    AUSTRALIA       ZEALAND          ASIA           TOTAL
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE BY DESTINATION                    -           269           35           205            47             556
==================================================================================================================================
TOTAL OPERATING EARNINGS                                  -            33            -            15             -              48
==================================================================================================================================
TOTAL ASSETS                                              1           113            -           509             -             623
==================================================================================================================================

(1)   Prior to the sale of the forest assets, shared service overheads not specific to the Structural Consumer Solutions or
      Appearance Consumer Solutions segments were included in the Forests and Supply segment and included in discontinued
      operations (refer note 1). Included within the operating expenses from continuing operations are overheads of $6 million for
      June 2004 (being costs post the forest assets sale). Support costs on an annualised basis are estimated at $15 million.
(2)   Relates to foreign exchange gains on net foreign denominated debt instruments ($9 million) and interest income on cash ($2 million) not attributed to a specific business segment and discontinued assets ($133 million).


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------

29    SEGMENTAL INFORMATION SUMMARY continued
                                                              STRUCTURAL     APPEARANCE     SUPPORT(1)      OTHER(2)         TENON
JUNE 2003                                                           NZ$M           NZ$M           NZ$M          NZ$M          NZ$M
----------------------------------------------------------------------------------------------------------------------------------
Sales Revenue                                                        234            153              -             -           387
Other Revenue                                                          -             14              -             -            14
Inter-segmental Operating Revenue                                     -8              -              -             -            -8
----------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                    226            167              -             -           393
==================================================================================================================================

----------------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS                                                    12             18              -            19            49
==================================================================================================================================
OPERATING EARNINGS INCLUDES:
Depreciation                                                          -8             -5              -             -           -13
Unusual Items                                                          -              -              -             -             -
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                         128            109              -           884         1,121
==================================================================================================================================
INVESTMENTS IN ASSOCIATES INCLUDED IN TOTAL ASSETS
     - EQUITY                                                          -             22              -             -            22
----------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN ASSOCIATES INCLUDED IN TOTAL ASSETS
     - LOAN                                                            -             11              -             -            11
----------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE                                                    3              3              -             -             6
==================================================================================================================================

                                                                   NORTH                           NEW
                                                                 AMERICA      AUSTRALIA        ZEALAND          ASIA         TOTAL
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE BY DESTINATION                               143             37            195            18           393
==================================================================================================================================
TOTAL OPERATING EARNINGS                                              11              -             38             -            49
==================================================================================================================================
TOTAL ASSETS                                                          55              -          1,066             -         1,121
==================================================================================================================================

(1)   Prior to the sale of the forest assets, shared service overheads not specific to the Structural Consumer Solutions or
      Appearance Consumer Solutions segments were included in the Forests and Supply segment and included in discontinued
      operations (refer note 1).
(2)   Relates to foreign exchange gains on net foreign denominated debt instruments and interest income on cash not attributed to a specific business segment and discontinued assets.


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------

29    SEGMENTAL INFORMATION SUMMARY continued
                                                               STRUCTURAL     APPEARANCE    SUPPORT(1)      OTHER(2)         TENON
JUNE 2002                                                            NZ$M           NZ$M          NZ$M          NZ$M          NZ$M
----------------------------------------------------------------------------------------------------------------------------------
Sales Revenue                                                         231            181             -             -           412
Other Revenue                                                           -             14             -             -            14
Inter-segmental Operating Revenue                                     -16             -1             -             -           -17
----------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE                                                     215            194             -             -           409
==================================================================================================================================

----------------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS                                                     -8             26             -            18            36
----------------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS INCLUDE:
Depreciation                                                          -10             -5             -             -           -15
Unusual Items                                                          -3              -             -             -            -3
----------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                          134             99             -         1,458         1,691
==================================================================================================================================
INVESTMENTS IN ASSOCIATES INCLUDED IN TOTAL ASSETS
     - EQUITY                                                           -             21             -             -            21
----------------------------------------------------------------------------------------------------------------------------------
INVESTMENTS IN ASSOCIATES INCLUDED IN TOTAL ASSETS
     - LOAN                                                             -              -             -             -             -
----------------------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURE                                                     -              1             -             -             1
==================================================================================================================================

                                                                    NORTH                          NEW
                                                                  AMERICA      AUSTRALIA       ZEALAND          ASIA         TOTAL
----------------------------------------------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUE BY DESTINATION                                167             33           171            38           409
==================================================================================================================================
TOTAL OPERATING EARNINGS                                                9              -            27             -            36
==================================================================================================================================
TOTAL ASSETS                                                           47              -         1,641             3         1,691
==================================================================================================================================

(1)   Prior to the sale of the forest assets, shared service overheads not specific to the Structural Consumer Solutions or
      Appearance Consumer Solutions segments were included in the Forests and Supply segment and included in discontinued
      operations (refer note 1).
(2)   Relates to foreign exchange gains on net foreign denominated debt instruments and interest income on cash not attributed to a specific business segment and discontinued assets.

30    PRINCIPAL OPERATIONS
Tenon Limited is the holding company of the Tenon Group. The Tenon Group's principal subsidiaries, associates and affiliates, as at 30 June, are outlined below:

                                                           COUNTRY OF            PRINCIPAL                         % HOLDING
                                                           DOMICILE              ACTIVITY                     2004            2003
----------------------------------------------------------------------------------------------------------------------------------
PRINCIPAL SUBSIDIARIES
Tenon Industries Limited                                   NZ                     Funding                      100             100
Tenon Manufacturing Limited                                NZ                     Processing                   100             100
Tenon New Zealand Limited                                  NZ                     Holding Company              100             100
Tenon USA Inc.                                             USA                    Distribution                 100             100
Tarawera Forests Limited*                                  NZ                     Forestry                      82              82
Tenon Funding USA Limited                                  NZ                     Funding                      100             100
The Empire Company*                                        USA                    Distribution                  67              33
Tenon North America Limited                                NZ                     Holding Company              100               -

ASSOCIATES AND AFFILIATES
American Wood Moulding LLC*                                USA                    Distribution                  50              50
Zenia House A/S*                                           Denmark                Furniture                     20               -
Wood Exports New Zealand 1986 Limited*                     NZ                     Processing                    39              39
AWM Mexico*                                                Mexico                 Distribution                  50              50
==================================================================================================================================

*Are not restricted subsidiaries under the Group's debt covenants.



TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------

31    DISCONTINUED OPERATIONS
The following information details the operating revenue, operating earnings, financial position and cash flows of the Discontinued
Operations of the Tenon Group relating to the forestry activities disposed of during the year. These operations were previously disclosed as the Forests and Supply Segment.

                                                                                              2004            2003            2002
                                                                                              NZ$M            NZ$m            NZ$m
----------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUE
Total Operating Revenue                                                                        744             678             664
Operating Revenue from Discontinued Operations                                                 188             285             255
==================================================================================================================================
EARNINGS BEFORE TAXATION
Operating Earnings from Discontinued Operations includes:
     Depreciation:
          Depreciation - Plant & Equipment                                                       6              11              13
     Unusual Items:
          Reorganisation and Separation Costs(1)                                               -23              -4               -
          Permanent Impairment(2)                                                                -               -            -349
          (Loss)/Gain on sale of Forest Crop and Land(3)                                         -             -29               2
          Provisions Released(4)                                                                 -               -               4
          Acquisition Costs Written Off(5)                                                       -               2              -6
          Other Gains(6)                                                                         -               -               1
     Net Foreign Exchange Gain                                                                   2               9               7
     Research and Development                                                                    1               1               2
     Bad Debts Written Off                                                                       -               1               -
     Maintenance and Repairs                                                                     1               2               2
     Operating Lease Expense                                                                     3               4               4

Forest Crop Revaluation(7)                                                                      51             451             -53
Funding Costs(8)                                                                                 1              15              19
==================================================================================================================================

(1)   Reorganisation Costs for June 2004 relate to costs incurred in exiting the forestry operations including redundancies. June
      2003 of $4 million relates to costs associated with the debt refinancing, proposed forest sale, strategic redirection of the
      Group following the termination of the Central North Island Forestry Partnership (CNIFP) management contract and proposed capital return.
(2)   Permanent Impairment for June 2002 related to the investment in and advances to the Central North Island Forest Partnership of $349 million. Permanent Impairment for the write-down of the Group's carrying value of its investment in the Central
      North Island Forest Partnership (the Partnership) of $349 million was based upon the assessment of the realisable value of the Partnership estate. Primarily as a result of sustained low log prices the Partnership breached certain loan ratios and covenants putting the senior bank debt facility in default in December 2000. As a consequence of the default, Receivers were appointed in February 2001. This resulted in the Receivers assuming control of the Partnership's assets with the intention of selling the Partnership's assets. As a result, the Group's equity in the Partnership was written off, together with the
      Group's subordinated debt to the Partnership. Fair value was determined based on discounted cash flows.
(3)   Loss on sale of Forest Crop for June 2003 of $29 million relates to the sale of the cutting rights for 8,940 hectares of the
      Tahorakuri and Tauhara forest estates. Gain on sale of Forest Land for June 2002 of $2 million related to the sale of the
      Ngatapa forest land.
(4)   Provisions released for June 2002 related to the reversal of certain environmental provisions of $2 million and other provisions of $2 million.
(5)   Acquisition Costs Written Off related to costs associated with the proposed acquisition of the Central North Island Forest
      Partnership. The gain of $2 million in June 2003 relates predominately to the closing of a foreign currency contract entered into, to hedge the proposed acquisition. Acquisition Costs Written Off for June 2002 of $6 million related to costs incurred in relation to the proposed acquisition.
(6)   Other Gains for June 2002 related to the recovery of $1 million, relating to a debt previously written off following the sale of the Chilean forestry operations.



TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------

31    DISCONTINUED OPERATIONS continued
(7)   During 2004 the carrying value of the forest crop was revalued to an estimated market value based upon the sale and purchase agreement for the forest assets. Included within the estimated market value were transaction costs of $35 million. During
      2003 log prices in New Zealand dollars fell significantly over the year, primarily as a result of the appreciation of the
      New Zealand dollar exchange rate against those of the Group's major trading partners. This necessitated a review of the carrying value of the forest estate. Recognising that the continued use of a "trailing" 12-quarter pricing series, as previously applied in the forest valuation methodology, would generate a forest estate value in excess of that value implied by the current operating environment, current prices were substituted, as represented by the last two quarters - March and
      June 2003. In addition the after tax discount rate increased from 7.5% to 8.5%. These changes aligned the forest valuation assumptions with current market conditions at June 2003.
(8)   Total funding costs on term debt for the Group of $3 million (2003: $18 million, 2002: $22 million) have been allocated between continuing and discontinued operations based upon net assets of the respective operations resulting in $1 million
      (2003: $15 million, 2002: $19 million) allocated to the discontinued operations.

STATEMENT OF FINANCIAL POSITION
as at 30 June                                                                                                 2004            2003
                                                                                                              NZ$M            NZ$M
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
     Cash and Liquid Deposits                                                                                    -              47
     Stocks                                                                                                      -              20
     Debtors                                                                                                     3              24
     Forest Crop(1)                                                                                            106               -
     Fixed Assets(2)                                                                                            24               -
----------------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                                           133              91
     Fixed Assets                                                                                                -             208
     Forest Crop                                                                                                 -             582
----------------------------------------------------------------------------------------------------------------------------------
Total Discontinued Group Assets                                                                                133             881
==================================================================================================================================

LIABILITIES
     Current Liabilities:
     Creditors                                                                                                  17              42
     Term Debt                                                                                                   -             104
     Provision for Deferred Taxation                                                                             -              10
----------------------------------------------------------------------------------------------------------------------------------
Total Discontinued Group Liabilities                                                                            17             156
==================================================================================================================================

(1)   For June 2004, the balance of $106 million relates to leasehold forestry rights subject to a sale contract. Settlement will occur when consent is received from the forest land owners. As at 20 August 2004 consents have been received relating to $86 million of the deferred forest settlements outstanding at balance date.
(2)   Tarawera Land of $24 million.

STATEMENT OF CASH FLOWS
for period ended June                                                                         2004            2003            2002
                                                                                              NZ$M            NZ$M            NZ$M
----------------------------------------------------------------------------------------------------------------------------------
Net Cash from Operating Activities                                                             -37              17              14
Net Cash from Investing Activities                                                             587             112               8
Net Cash from Financing Activities                                                              -1            -149              13
Net Cash from Discontinued Operations                                                            -               -             -47
----------------------------------------------------------------------------------------------------------------------------------
Net Cash from/(to) Discontinued Operations                                                     549             -20             -12
==================================================================================================================================



TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------

32    UNITED STATES GAAP RECONCILIATION
The Group Financial Statements are prepared in accordance with generally accepted accounting practice in New Zealand (NZ GAAP).
However, NZ GAAP does differ in certain significant respects from US GAAP. These differences, and the effect of the adjustments necessary to restate Net Earnings, the Statement of Cash Flows and Group Equity, are detailed below.

(I)   DISCONTINUED OPERATIONS
Under NZ GAAP the operations previously disclosed as the Forests and Supply segment has been classified as discontinued operations
(refer note 1 and 31). However, under US GAAP these operations would not be disclosed as discontinued operations due to continued
involvement in forestry. The following statements are prepared under US GAAP: the Statement of Financial Performance, the
Statement of Financial Position, and the Statement of Cash Flows as detailed below.


STATEMENT OF FINANCIAL PERFORMANCE
for period ended                                                                              2004            2003            2002
                                                                                              NZ$M            NZ$M            NZ$M
----------------------------------------------------------------------------------------------------------------------------------
Operating Revenue                                                                              725             663             649
Operating Expenses                                                                          -1,897          -1,231          -1,020
==================================================================================================================================
Operating Earnings                                                                          -1,172            -568            -371
Other Income                                                                                    19              15              15
Funding Costs                                                                                   -3             -18             -22
==================================================================================================================================
Earnings before Taxation                                                                    -1,156            -571            -378
Taxation                                                                                        94             140              -9
==================================================================================================================================
Earnings after Taxation                                                                     -1,062            -431            -387
Minority Interest                                                                               -2               8              -3
==================================================================================================================================
Net Earnings                                                                                -1,064            -423            -390
==================================================================================================================================


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------

32    UNITED STATES GAAP RECONCILIATION continued
STATEMENT OF FINANCIAL POSITION
as at                                                                                                         2004            2003
                                                                                                              NZ$M            NZ$M
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets:
     Cash and Liquid Deposits                                                                                  141              47
     Stocks                                                                                                     83              66
     Debtors                                                                                                    85              54
----------------------------------------------------------------------------------------------------------------------------------
Total Current Assets                                                                                           309             167
Term Assets:
     Fixed Assets                                                                                              116             322
     Forest Crop and Forest Land - Held for Sale                                                               165               -
     Forest Crop and Forest Land                                                                                 -           1,002
     Investments                                                                                                57              53
     Goodwill                                                                                                   14               3
     Deferred Taxation Asset                                                                                    22               5
----------------------------------------------------------------------------------------------------------------------------------
Total Group Assets                                                                                             683           1,552
==================================================================================================================================

LIABILITIES AND GROUP EQUITY
LIABILITIES
Current Liabilities
     Creditors                                                                                                 158             154
     Short Term Debt                                                                                            18               -
     Provision for Current Taxation                                                                              1               _
----------------------------------------------------------------------------------------------------------------------------------
Total Current Liabilities                                                                                      177             154
Term Liabilities:
     Term Debt                                                                                                  16             133
----------------------------------------------------------------------------------------------------------------------------------
Total Group Liabilities                                                                                        193             287
----------------------------------------------------------------------------------------------------------------------------------
GROUP EQUITY
Capital                                                                                                      1,094           1,443
Reserves                                                                                                      -604            -178
----------------------------------------------------------------------------------------------------------------------------------
Total Group Equity                                                                                             490           1,265
----------------------------------------------------------------------------------------------------------------------------------
Total Group Liabilities and Equity                                                                             683           1,552
==================================================================================================================================


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------

32    UNITED STATES GAAP RECONCILIATION continued
STATEMENT OF CASH FLOWS
for period ended                                                                              2004            2003            2002
                                                                                              NZ$M            NZ$M            NZ$M
----------------------------------------------------------------------------------------------------------------------------------
Cash was Provided:
From Operating Activities
     Receipts from Customers                                                                   718             673             639
     Dividends Received                                                                          7               9               6
     Interest Received                                                                           4               1               1
==================================================================================================================================
Total Provided                                                                                 729             683             646
     Payment to Suppliers, Employees and Other                                                 711             591             557
     Interest Paid                                                                               4               -               1
     Income Tax Paid                                                                            11               7               2
----------------------------------------------------------------------------------------------------------------------------------
Total Applied                                                                                  726             598             560
==================================================================================================================================
Net Cash (to)/from Operating Activities                                                          3              85              86

From Investing Activities
     Sale of Investments                                                                         -               -               3
     Sale of Fixed Assets and Forest Crop                                                      587             118               -
     Sale of Taxation Benefits                                                                   -               -               9
==================================================================================================================================
Total Provided                                                                                 587             118              12
     Purchase of Fixed Assets                                                                   12              11               5
     Interest Paid                                                                               2              17              22
     Silviculture Costs                                                                         18              22              21
     Option Premium Paid                                                                         -               -               6
     Purchase of Investments                                                                     1              12               -
     Purchase of Subsidiary                                                                     17               -               -
==================================================================================================================================
Total Applied                                                                                   50              62              54
==================================================================================================================================
Net Cash from Investing Activities                                                             537              56             -42

From Financing Activities
     Debt Drawdowns                                                                            292             225              35
     Sale of Fixed Assets                                                                        -               -               3
==================================================================================================================================
Total Provided                                                                                 292             225              38
     Debt Settlements                                                                          386             337             102
Capital Return Paid to Shareholders                                                            349               -               -
     Dividends Paid to Minority Shareholders                                                     1               2               2
==================================================================================================================================
Total Applied                                                                                  736             339             104
==================================================================================================================================
Net Cash to Financing Activities                                                              -444            -114             -66

Net Cash to Discontinued Operations                                                              -               -             -47
==================================================================================================================================
Net Movement in Cash Held                                                                       96              27             -69
Add Opening Cash and Liquid Deposits
     - Continuing Operations                                                                    47              22              51
     - Discontinued Operations                                                                   -               -              47
Effect of Exchange Rate Changes on Net Cash                                                     -2              -2              -7
==================================================================================================================================
Closing Cash and Liquid Deposits - Continued Operations                                        141              47              22
==================================================================================================================================


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------
32 UNITED STATES GAAP RECONCILIATION continued
RECONCILIATION OF NET EARNINGS TO NET CASH FROM OPERATING ACTIVITIES
for period ended                                                                              2004            2003            2002
                                                                                              NZ$M            NZ$M            NZ$M
----------------------------------------------------------------------------------------------------------------------------------
Cash was Provided from:
Net Earnings from Continuing Operations                                                     -1,064            -423            -390
Adjustment for Items not involving Cash:
     Depreciation, Amortisation, Provisions, Impairments and Loss on Disposal                  563             648             489
     Taxation                                                                                 -105            -147               7
     Minority Interest                                                                           2              -8               3
     Equity Earnings                                                                            -8              -5             -8
Currency Translation Reserve Movement                                                          640               -               -
Loss/(Gain) on Disposal of Fixed Assets                                                          -              29              -2
----------------------------------------------------------------------------------------------------------------------------------
Cash Flow from Operations before Net Working Capital Movements                                  28              94              99
Net Working Capital Movements                                                                  -25              -9             -13
----------------------------------------------------------------------------------------------------------------------------------
Net Cash from Operating Activities(1)                                                            3              85              86
==================================================================================================================================

Net Working Capital Movements:
Debtors                                                                                         -7               9             -10
Stocks                                                                                          -7               -               4
Creditors                                                                                      -11             -18              -7
----------------------------------------------------------------------------------------------------------------------------------
                                                                                               -25              -9             -13
==================================================================================================================================

(1)   As per Statement of Cash Flows

(ii)  REVALUATION OF FOREST CROP
On 30 June 2001, the Group changed its accounting policy in respect of the carrying value of forest crop from a historical cost basis to a market value basis. Under the market value accounting policy, silviculture and funding costs are charged directly to the Statement of Financial Performance, depletions are no longer written off to earnings at the time of harvesting and any changes in the market valuation of the forest crop are charged directly to the Statement of Financial Performance. Under US GAAP, the
carrying value of the forest crop would continue to be recorded on a historical cost basis, silviculture and funding costs would be capitalised to the crop carrying value and the cost of the crop would be written off to earnings at the time of harvesting
(depletions) or disposal. During the June 2004 and 2003 periods, the carrying value of the forests disposed under US GAAP was higher as a consequence of prior year GAAP differences, resulting in an additional write-down under US GAAP. In addition, the historic cost carrying value under US GAAP resulted in a permanent impairment difference of $536 million in June 2003 and $118 million in June 2002 when compared to the recoverable amount. The permanent impairments were identified using undiscounted cash flows as required under US GAAP. The US GAAP impairment in June 2003 primarily arose due to a change in market conditions. The US
GAAP impairment in June 2002 primarily arose as a result of using, for the purpose of calculating the recoverable amount, an average of the previous 12 quarter price series, which was consistent with the Group's market value methodology compared to the former use for the impairment test of the 25th percentile of a long term historical price series. The application of the above described GAAP differences has the following effect on Net Earnings:

                                                                                              2004            2003            2002
                                                                                              NZ$M            NZ$M            NZ$M
----------------------------------------------------------------------------------------------------------------------------------
Reverse current period revaluation                                                              51             451             -53
Capitalise silviculture costs                                                                   18              22              21
Current period depletions                                                                      -50            -106             -82
Loss on disposal based on US GAAP historic cost value                                         -130             -69               -
Capitalise funding costs                                                                         2              18              22
Permanent Impairment on US GAAP historic cost value                                           -212            -536            -118
----------------------------------------------------------------------------------------------------------------------------------
                                                                                              -321            -220            -210
Taxation                                                                                       -72              73              69
Minority Interest                                                                                8              -2               3
----------------------------------------------------------------------------------------------------------------------------------
                                                                                              -385            -149            -138
==================================================================================================================================

TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
--------------------------------------------------------------------------------

32    UNITED STATES GAAP RECONCILIATION continued
(III) AMORTISATION OF GOODWILL
Under US GAAP, goodwill is not amortised and is subject to an annual impairment test. Consequently the goodwill amortisation under NZ GAAP is reversed.

(IV)  GAIN ON DISPOSAL
Under US GAAP, the sale of fixed assets cannot be recognised until title has passed. Included within earnings under NZ GAAP are gains on disposal of fixed assets of $2 million (sale of Ngatapa forest land, June 2002) and $3 million (sale of the South American operations to Rubicon, June 2001) from the sale of assets where title is yet to be transferred. Under US GAAP the related sales proceeds would be reflected as a payable to the purchaser. The sales proceeds of $3 million in June 2002 included within the NZ GAAP Statement of Cash Flows as a component of Net Cash from Operating Activities would be reclassified as a component of Net Cash from Financing Activities under US GAAP.

(V)   PROVISIONS
Under US GAAP, the costs of defending court proceedings, provided for in June 2001, would be expensed as incurred. Consequently, the subsequent release of the provision in 2002 and 2003 would not be recorded under US GAAP.

(VI)  EMPLOYEE EDUCATIONAL FUND AND EMPLOYEE WELFARE FUND
The Employee Educational Fund (EEF) and the Employee Welfare Fund (EWF) are not consolidated in-substance subsidiaries under NZ GAAP. However, consolidation is required under US GAAP. The assets of the EEF and EWF represent the funds' external investments recorded at market value. The EEF and EWF received $1 million from Tenon's capital return in March 2004.

(VII) CURRENCY TRANSLATION RESERVE
Under US GAAP, a Currency Translation Reserve relating to assets that are disposed of, is transferred to the Revenue Reserve through the Statement of Financial Performance. Under NZ GAAP, the Currency Translastion Reserve is posted directly to the Revenue Reserve within Group Equity.

(VIII)OPERATING REVENUE
Under US GAAP, Other Income is not included as part of Operating Revenue.

(IX)  INCOME TAXES
The Group has not adopted SFAS 109 "Accounting for Income Taxes" for NZ GAAP purposes. Under the Group's accounting policies, tax assets, to the extent they exceed related deferred taxation liabilities, are not recognised unless recovery is considered virtually certain. This criterion is more stringent than SFAS 109. The evidence indicates that for the years presented it would be inappropriate to record further tax assets under US GAAP or NZ GAAP. Accordingly, other than the tax impact on the GAAP differences noted, there are no adjustments for income taxes included in the reconciliation of Net Earnings and Total Group Equity under US GAAP. The Group has adopted SFAS 109 disclosures in notes 5 and 17.

(X)   SHORT TERM DEBT
Under US GAAP, short term debt is included within Current Liabilities.

(XI)  MINORITY INTEREST
Under US GAAP, Minority Interest would not be presented as a component of Group Equity.


TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------

32    UNITED STATES GAAP RECONCILIATION continued
(XII) RECONCILIATION UNDER US GAAP
The application of the above described generally accepted accounting principles in the United States would have had the following effect on Net Earnings, Earnings per Share and Total Group Equity:

                                                                                              2004            2003            2002
                                                                                              NZ$M            NZ$M            NZ$M
----------------------------------------------------------------------------------------------------------------------------------
(a)   NET EARNINGS
Continuing Operations
As reported in accordance with NZ GAAP                                                          32              33              17
US GAAP adjustments:
     (i)   Discontinued Operations                                                             -74            -304            -266
     (ii)  Revaluation of Forest Crop                                                         -385            -149            -138
     (iii) Amortisation of Goodwill                                                              1               1               -
     (iv)  Gain on Disposal                                                                      -               -              -2
     (v)   Provisions                                                                            -              -4              -1
     (vi)  Employee Educational Fund and Employee Welfare Fund                                   2               -               -
     (vii) Currency Translation Reserve                                                       -640               -               -
----------------------------------------------------------------------------------------------------------------------------------
Net Earnings from Continuing Operations in accordance with US GAAP                          -1,064            -423            -390
==================================================================================================================================

Discontinued Operations
As reported in accordance with NZ GAAP                                                         -74            -304            -266
US GAAP adjustments:
     (i)   Discontinued Operations                                                              74             304             266
==================================================================================================================================
Net Earnings from Discontinued Operations in accordance with US GAAP                             -               -               -
==================================================================================================================================
Total Net Earnings in accordance with US GAAP                                               -1,064            -423            -390
==================================================================================================================================

(b)   EARNINGS PER SHARE
Using Net Earnings calculated under US GAAP results in the following Earnings per Share amounts:

Basic and Diluted Net Earnings per Tenon Share (cents)                                      -381.4          -151.7          -139.8
Denominator for Basic and Diluted Net Earnings per Tenon Share (millions of shares)            279             279             279

Comparative per share data has been restated for the one for two share cancellation following the capital distribution in March
2004, the one for five share consolidation completed during November 2003 and the inclusion of the preference shares in basic earnings per share, in accordance with EITF 03-06.

(c)   TOTAL GROUP EQUITY
As reported in accordance with NZ GAAP                                                         498             885           1,175
US GAAP adjustments:
     (ii)  Revaluation of Forest Crop                                                            -             385             534
     (iii) Amortisation of Goodwill                                                              2              1                -
     (iv)  Gain on Disposal                                                                     -5              -5              -5
     (v)   Provisions                                                                            -               -               4
     (vi)  Employee Educational Fund and Employee Welfare Fund                                  23              20              20
     (xi)  Minority Equity                                                                     -28             -21             -31
==================================================================================================================================
Total Group Equity in accordance with US GAAP                                                  490           1,265           1,697
==================================================================================================================================



TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
----------------------------------------------------------------------------------------------------------------------------------

32    UNITED STATES GAAP RECONCILIATION continued
                                                                                              2004            2003            2002
                                                                                              NZ$M            NZ$M            NZ$M
----------------------------------------------------------------------------------------------------------------------------------
(d)   CHANGES IN TOTAL GROUP EQUITY
Total Group Equity at the beginning of the year in accordance with US GAAP                   1,265           1,697           2,093

Net Earnings in accordance with US GAAP                                                     -1,064            -423            -390
Movement in Currency Translation Reserve                                                       637              -9              -6
----------------------------------------------------------------------------------------------------------------------------------
Total Recognised Revenues and Expenses for the period under US GAAP                           -427            -432            -396
Capital Return                                                                                -348               -               -
----------------------------------------------------------------------------------------------------------------------------------
Total Group Equity in accordance with US GAAP                                                  490           1,265           1,697
==================================================================================================================================

(XII) RECENTLY ISSUED ACCOUNTING STANDARDS
In July 2001, the FASB issued SFAS 142, "Goodwill and Other Intangible Assets" which supersedes APB Opinion No. 17, "Intangible
Assets". SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets (including those acquired in a business combination) should be accounted for after they have been initially recognised in the financial statements. The provisions of SFAS 142 were required to be applied starting with fiscal years beginning after 15 December 2001. SFAS 142 is required to be applied at the beginning of an entity's fiscal year and to be applied to all goodwill and other intangible assets recognised in its financial statements at that date. The application of SFAS 142 has not had a material impact on the financial statements of the Group.

In August 2001, the FASB issued SFAS 143, "Accounting for Asset Retirement Obligations". SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and related asset retirement costs.
SFAS 143 is effective for financial statements with fiscal years beginning after 15 June 2002, and has not had any impact on the
Group's financial statements.

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

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees,
Including Indirect Guarantees and Indebtedness of Others (an interptation of FASB Statements No. 5, 57 and 107 and Rescission of
Interpretation No. 34)" ("FIN 45"). This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognise, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation does not prescribe a specific approach for subsequently measuring the guarantor's recognized liability over the term of the related guarantee. This interpretation also incorporates, without change, the guidance in FASB
Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness to Others" ("Interpretation 34"). The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after 31 December 2002, irrespective of the guarantor's fiscal year-end. The disclosure requirements in this interpretation are effective for financial statements of interim or annual periods ending after 15 December 2002. The Group adopted the disclosure requirements in the year ended 30 June 2003. The Group adopted the initial recognition and initial measurement provisions of FIN 45 and it had no material impact on the Group's results of operations and financial positions.

TENON LIMITED

NOTES TO THE FINANCIAL STATEMENTS continued
--------------------------------------------------------------------------------

32    UNITED STATES GAAP RECONCILIATION continued
In April 2003, the FASB issued Statement No. 149, "Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). The Statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging actvities under SFAS 133. In particular, it (1) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS 133, (2) clarifies when a derivative contains a financing component, (3) amends the definition of an underlying to confirm it to the language used in FIN 45 and (4) amends certain other existing pronouncements. SFAS 149 is effective for contracts entered into or modified after 30 June 2003, except as stated below and for hedging relationships designated after 30 June 2003. The provisions of SFAS 149 that relate to SFAS 133 implementation issues that have been effective for fiscal quarters that began prior to 15 June 2003, should continue to be applied in accordance with their respective effective dates. In addition, certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist, should be applied to existing contracts as well as new contracts entered into after 30 June 2003. SFAS 149 should be applied prospectively. The adoption of SFAS 149 had no impact on the Group's results of operations and financial position.

In April 2003, the FASB issued an amendment to Statements of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities", which amends and clarifies financial accounting and reporting for derivative instruments, and for hedging activities under SFAS 149. This amendment is effective for contracts entered into or modified after 30 June 2003, and has had no impact on the Group's results of operations and financial position.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", addresses consolidation of variable interest entities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary if the entity does not effectively disperse risks among the parties involved. The provisions of FIN 46 are effective immediately for those variable interest entities created after 31 January 2003. The provisions are effective from interim or annual periods beginning after 15 June 2003 to all variable interest entities created prior to 1 February 2003. The Group consolidate the Employee Educational Fund and the Employee Welfare Fund for US GAAP purposes under previously existing guidance. Accordingly, the provisions of FIN 46 had no impact on the Group's results of operations and financial position.

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

- Financial instruments, other than outstanding shares, that do or make shares in exchange for cash or other assets.

- Unconditional obligations that can be settled with equity shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuer's equity shares.

SFAS 150 does not apply to features embedded in financial instruments that are not derivatives in their entirety. In addition to its requirements for the classification and measurement of financial instruments within its scope, SFAS 150 also requires disclosures about alternative ways of settling such instruments and the capital structure of entities, all of whose shares are mandatory redeemable. SFAS 150 is effective for financial instruments entered into or modified after 31 May 2003, and otherwise is effective at the beginning of the first interim period beginning after 15 June 2003. The adoption of this Statement has not had a material impact on the Group's results of operations and financial position.


TENON LIMITED

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS
----------------------------------------------------------------------------------------------------------------------------------
                                                         BALANCE AT   CHARGE/CREDIT/
                                                          BEGINNING      TO EARNINGS                 ACQUISITIONS/      BALANCE AT
                                                            OF YEAR        STATEMENT    DEDUCTIONS       DISPOSALS     END OF YEAR
                                                               NZ$M             NZ$M          NZ$M            NZ$M            NZ$M
----------------------------------------------------------------------------------------------------------------------------------
YEAR ENDED 30 JUNE 2004
Provision for Doubtful Debts - Continuing Operations              1                -             -               -               1
                             - Discontinued Operations            -                1            -1               -               -
==================================================================================================================================
YEAR ENDED 30 JUNE 2003
Provision for Doubtful Debts - Continuing Operations              2                1            -2               -               1
==================================================================================================================================
YEAR ENDED 30 JUNE 2002
Provision for Doubtful Debts - Continuing Operations              3                -            -1               -               2
==================================================================================================================================

                                INDEX TO EXHIBITS

Exhibits


1.1 Form of our constitution effective as of November 14, 2001 as amended on November 13, 2002 and as amended on November 29, 2002. ss.

2.1 Amended and Restated Deposit Agreement dated as of November 10, 2001 among us, Citibank, N.A. as depositary and the holders from time to time of American Depositary Shares issued thereunder. #

2.2 The debt funding arrangement for the secured senior credit facility for up to NZ$150 million dated February 27, 2004.

4.1 The Sale and Purchase Agreement dated as of March 23, 2001 relating to the sale and purchase of certain shares, assets and business between us, Rubicon Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited). #

4.2 The Subscription Agreement dated March 23, 2001 between us and Rubicon Limited relating to the placement of 75 million Ordinary Shares and 150 million Preference Shares to Rubicon Limited. #

4.3 The Arrangement Deed relating to the redemption and novation of the Fletcher Challenge Industries Limited (now Tenon Holdings Limited) Capital Notes entered into between us, Fletcher Building Limited, Fletcher Challenge Industries Limited (now Tenon Holdings Limited) and Perpetual Trust Limited dated January 24, 2001.*

4.4 The Amended and Restated Trust Deed between us, Fletcher Building Limited, Fletcher Challenge Industries Limited (now Tenon Holdings Limited) and Perpetual Trust Limited dated January 24, 2001.*

4.5 The Deed relating to Energy Division separation dated October 10, 2000 between us, Energy International Holdings Limited and Fletcher Challenge Building Limited.*

4.6 The Supply Agreement between us and Fletcher Building Products Limited dated February 28, 2001.*

4.7 The Arrangement Agreement between us, Fletcher Building Limited and Fletcher Challenge Industries Limited (now Tenon Holdings Limited) dated December 20, 2000.*

4.8 The Arrangement Agreement between us, Shell Overseas Holdings Limited, Apache Corporation and Fletcher Challenge Industries Limited (now Tenon Holdings Limited) dated October 10, 2000. #

4.9      The Arrangement Agreement between us, Norske Skogindustrier ASA (Norske
         Skog) and Fletcher Challenge Industries Limited (now Tenon Holdings Limited) dated April 3, 2000) +

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

4.14 The Underwriting Agreement dated October 10, 2000 between us, Fletcher Challenge Industries Limited (now Tenon Holdings Limited), Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited. #

4.15 The Deed of Indemnity dated December 15, 2000 between us, Fletcher Challenge Industries Limited (now Tenon Holdings Limited), Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited. #

4.16 The agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Tasman Pulp and Paper Company Limited dated October 5, 1999. #

4.17 The supply agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Tasman Pulp and Paper Company Limited dated March 15, 2000. #

4.18 The backup agreement dated July 28, 2000 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Norske Skog Tasman Limited. #

4.19 The form of the management agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Venture Limited) dated March 28, 2003. o

4.20 The form of the management agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003. o

4.21 The form of the infrastructure agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Venture Limited) dated March 28, 2003. o

4.22 The form of the infrastructure agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003. o

4.23 The form of the wood supply agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Venture Limited) dated March 28, 2003. o

4.24 The form of the wood supply agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003. o

4.25 The form of the Transition Deed between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited), Fletcher Challenge Forests Finance Limited, Fletcher Challenge Forests Limited (now Tenon Limited) and Forestry Corporation of New Zealand Limited (In Receivership), CITIC New Zealand Limited (In Receivership), Red Stag Wood Products Limited (In Receivership), Red Stag Mouldings Limited (In Receivership), the Receivers and Timber Management Company Limited dated May 6, 2003. o

4.26 The form of the sale and purchase agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Teal 3 Limited dated January 15, 2003 selling the cutting rights to parts of Tahorakuri Forest for US$45 million. o

4.27 The form of the sale and purchase agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Teal 4 Limited dated January 15, 2003 selling the cutting rights to parts of Tauhara Forest for US$20 million. o

4.28 The form of the sale and Purchase Agreement dated December 18, 2003 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited), Kiwi Forests Group Limited, Viking Global New Zealand Limited and OTPP New Zealand Forest Investments Limited.

4.29 The form of the sawlog supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003.@

4.30 The form of the sawlog supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003.@

4.31 The form of the sawlog supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003.@

4.32 The form of the NST pulp log supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.@

4.33 The form of the NST pulp log supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.@

4.34 The form of the NST pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.@

4.35 The form of the Whakatane pulp log supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.@

4.36 The form of the Whakatane pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.@

4.37 The form of the eucalypt pulp log supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.@

4.38 The form of the sale and purchase agreement relating to the Tarawera Forest Limited forestry right between Tenon Industries Limited, Tenon Manufacturing Limited, Tenon Holdings Limited, Kiwi Forests Group Limited and Hancock Natural Resource Group, Inc. dated April 1, 2004.@

4.39 Memorandum of transfer granting a forestry right between Tarawera Forests Limited and Tiaki Plantations Company dated June 4, 2004.@

4.40 The Tasman Contracts being together the agreement dated November 18, 1963 and the agreement dated October 27, 1966 each made between Her Majesty the Queen (whose interest is now vested in KT) and Tasman Pulp and Paper Company Limited (whose interest is now vested in Tenon) and the implementation agreement between Tasman Pulp and Paper Company Limited and Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Kaingaroa Logging Company Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Fletcher Wood Panels Limited and Forestry Corporation of New Zealand Limited (its successor being KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number 1408558 as partners in Kaingaroa Timberlands) dated December 19, 1995.@

4.41 The form of the supply agreement between Tasman Forestry Limited (now Tenon Industries Limited) and Carter Holt Harvey Limited (the successor to Whakatane Board Mills Limited) dated July 1, 1988.@

4.42 The form of the Deed recording agreement for the sale and purchase of Tarawera Forest between Tarawera Forests Limited, Tarawera Land Company Limited, Maori Investments Limited and Tenon Manufacturing Limited dated October 20, 2004.@

4.43 The form of the Agreement relating to the sale and purchase of 100% of the Class C shares of Tarawera Forests Limited between Tenon Manufacturing Limited and Maori Investments Limited dated October 20, 2004.@

4.44 The form of the Option and Put Agreement dated November 1, 1999, as varied by the deed of novation dated March 23, 2001, and amended by the first amendment executed as of September 6, 2002 and the second amendment made February 14, 2004, between Thomas H. Highley, Stephen J. Johandes, and Stephen R. Grossman, (who are referred to collectively as "the Management Group") and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc.) in respect of shares in Empire Company, Inc ("the Company"). The Management Group has agreed to grant Tenon USA Inc the right to acquire from the Management Group additional shares of the Company's common stock under certain terms and conditions, and we have agreed to grant to the Management Group the right to require Tenon USA Inc to purchase from the Management Group additional shares of the Company's common stock under certain terms and conditions.@

4.45 The form of the Shareholders' Agreement (the "Agreement"), dated November 1, 1999, as varied by the variation agreement dated February 14, 2004, between Thomas H. Highley, Stephen J. Johandes, and Stephen
         R. Grossman, (who are referred to collectively as "the Management Group"), The Empire Company, Inc., (the "Company"), and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc). The agreement sets out the various rights and obligations of the shareholders in respect of the Company and between themselves.@

4.46 The form of the Supply Agreement dated November 1, 1999, by and between The Empire Company, Inc., and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc). Under this agreement Tenon USA Inc shall have the option to supply up to, and if Tenon USA Inc exercises its option The Empire Company Inc shall purchase from Tenon USA Inc a monetary amount equal to not less than, fifty percent (50%) of the amount of The Empire Company's expenditures for certain manufactured products which includes lumber, solid moldings, raw and primed or painted finger-joint moldings, boards and other remanufactured products.@

4.47 The Limited Liability Company Agreement of American Wood Moulding L.L.C. ("the Company") dated April 18, 1996 between American Wood Moulding Corporation and Fletcher Challenge Forests USA Inc (now named Tenon USA Inc) setting out the rights and liabilities of the parties in respect of the Company and between themselves.@

4.48 The form of the agreement for supply between American Wood Moulding L.L.C. ("the Company"), Fletcher Challenge Forests USA Inc (now named Tenon USA Inc) and Thunderbird Moulding Company. Under this agreement Tenon USA Inc is a priority supplier to the Company of certain lumber products.@

4.49 The Abeyance Deed dated November 24, 2004 between Tenon Manufacturing Limited, Tenon Industries Limited, KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number1408558 as partners in Kaingaroa Timberlands (together KT), Carter Holt Harvey Pulp & Paper Limited and Norske Skog Tasman Limited.@

8.1      Schedule of our significant subsidiaries as at June 30, 2004.@

10.1 The Sale and Purchase Agreement dated as of March 23, 2001 relating to the sale and purchase of certain shares, assets and business between us, Rubicon Limited and Fletcher Challenge Forests Industries Limited (filed as Exhibit 4.1). #

10.2 The Subscription Agreement dated March 23, 2001 between us and Rubicon Limited relating to the placement of 75 million Ordinary Shares and 150 million Preference Shares to Rubicon Limited (filed as Exhibit 4.2). #

10.3 The arrangement deed relating to the redemption and novation of the Fletcher Challenge Industries Limited (now Tenon Holdings Limited) Capital Notes entered into between us, Fletcher Building Limited, Fletcher Challenge Industries Limited (now Tenon Holdings Limited) and Perpetual Trust Limited dated January 24, 2001 (filed as Exhibit 4.3).*

10.4 The amended and restated trust deed between us, Fletcher Building Limited, Fletcher Challenge Industries Limited (now Tenon Holdings Limited) and Perpetual Trust Limited dated January 24, 2001 (filed as
         Exhibit 4.4).*

10.5 The Deed relating to Energy Division separation dated October 10, 2000 between us, Energy International Holdings Limited and Fletcher Challenge Building Limited (filed as Exhibit 4.5).*

10.6 The Supply Agreement between us and Fletcher Building Products Limited dated February 28, 2001 (filed as Exhibit 4.6).*

10.7 The Arrangement Agreement between us, Fletcher Building Limited and Fletcher Challenge Industries Limited (now Tenon Holdings Limited) dated December 20, 2000 (filed as Exhibit 4.7).*

10.8 The Arrangement Agreement between us, Shell Overseas Holdings Limited, Apache Corporation and Fletcher Challenge Industries Limited (now Tenon Holdings Limited) dated October 10, 2000 (filed as Exhibit 4.8).#

10.9     The Arrangement Agreement between us, Norske Skogindustrier ASA (Norske
         Skog) and Fletcher Challenge Industries Limited (now Tenon Holdings Limited) dated April 3, 2000 (filed as Exhibit 4.9). +

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

10.14 The Underwriting Agreement dated October 10, 2000 between us, Fletcher Challenge Industries Limited (now Tenon Holdings Limited), Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited (filed as Exhibit 4.14).#

10.15 The Deed of Indemnity dated December 15, 2000 between us, Fletcher Challenge Industries Limited (now Tenon Holdings Limited), Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited (filed as Exhibit 4.15).#

10.16 The agreement between Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Tasman Pulp and Paper Company Limited dated October 5, 1999 (filed as Exhibit 4.16).#

10.17 The supply agreement between Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Tasman Pulp and Paper Company Limited dated March 15, 2000 (filed as Exhibit 4.17).#

10.18 The backup agreement dated July 28, 2000 between Fletcher Challenge Forests Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Norske Skog Tasman Limited (filed as Exhibit 4.18).#

10.19 The management agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Venture Limited) dated March 28, 2003 (filed as Exhibit 4.19). o

10.20 The management agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003 (filed as Exhibit 4.20). o

10.21 The infrastructure agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Venture Limited) dated March 28, 2003 (filed as Exhibit 4.21). o

10.22 The infrastructure agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003 (filed as Exhibit 4.22). o

10.23 The wood supply agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Venture Limited) dated March 28, 2003 (filed as Exhibit 4.23). o

10.24 The wood supply agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003 (filed as Exhibit 4.24). o

10.25 The Transition Deed between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited), Fletcher Challenge Forests Finance Limited, Fletcher Challenge Forests Limited (now Tenon Limited) and Forestry Corporation of New Zealand Limited (In Receivership), CITIC New Zealand Limited (In Receivership), Red Stag Wood Products Limited (In Receivership), Red Stag Mouldings Limited (In Receivership), the Receivers and Timber Management Company Limited dated May 6, 2003 (filed as Exhibit 4.25). o

10.26 The form of the sale and purchase agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Teal 3 Limited dated January 15, 2003 selling the cutting rights to parts of Tahorakuri Forest for US$45 million (filed as Exhibit 4.26). o

10.27 The form of the sale and purchase agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Teal 4 Limited dated January 15, 2003 selling the cutting rights to parts of Tauhara Forest for US$20 million (filed as Exhibit 4.27). o

10.28 The form of the sale and purchase agreement dated December 18, 2003 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited), Kiwi Forests Group Limited, Viking Global New Zealand Limited and OTPP New Zealand Forest Investments Limited (filed as Exhibit 4.28).

10.29 The form of the sawlog supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003 (filed as Exhibit 4.29).

10.30 The form of the sawlog supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003 (filed as Exhibit 4.30).@

10.31 The form of the sawlog supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003 (filed as
         Exhibit 4.31).@

10.32 The form of the NST pulp log supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.32).@

10.33 The form of the NST pulp log supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.33).@

10.34 The form of the NST pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.34).@

10.35 The form of the Whakatane pulp log supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.35).@

10.36 The form of the Whakatane pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.36).@

10.37 The form of the eucalypt pulp log supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.37).@

10.38 The form of the sale and purchase agreement relating to the Tarawera Forest Limited forestry right between Tenon Industries Limited, Tenon Manufacturing Limited, Tenon Holdings Limited, Kiwi Forests Group Limited and Hancock Natural Resource Group, Inc. dated April 1, 2004 (filed as Exhibit 4.38).@

10.39 Memorandum of transfer granting a forestry right between Tarawera Forests Limited and Tiaki Plantations Company dated June 4, 2004 (filed as Exhibit 4.39).@

10.40 The Tasman Contracts being together the agreement dated November 18, 1963 and the agreement dated October 27, 1966 each made between Her Majesty the Queen (whose interest is now vested in KT) and Tasman Pulp and Paper Company Limited (whose interest is now vested in Tenon) The form of the implementation agreement between Tasman Pulp and Paper Company Limited and Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Kaingaroa Logging Company Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Fletcher Wood Panels Limited and Forestry Corporation of New Zealand Limited (its successor being KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number 1408558 as partners in Kaingaroa Timberlands) dated December 19, 1995 (filed as Exhibit 4.40).@

10.41 The form of the supply agreement between Tasman Forestry Limited (now Tenon Industries Limited) and Carter Holt Harvey Limited (the successor to Whakatane Board Mills Limited) dated July 1, 1988 (filed as Exhibit 4.41).@

10.42 The form of the Deed recording agreement for the sale and purchase of Tarawera Forest between Tarawera Forests Limited, Tarawera Land Company Limited, Maori Investments Limited and Tenon Manufacturing Limited dated October 20, 2004 (filed as Exhibit 4.42).@

10.43 The form of the Agreement relating to the sale and purchase of 100% of the Class C shares of Tarawera Forests Limited between Tenon Manufacturing Limited and Maori Investments Limited dated October 20, 2004 (filed as Exhibit 4.43).@

10.44 The Option and Put Agreement dated November 1, 1999, as varied by the deed of novation dated March 23, 2001, and amended by the first amendment executed as of September 6, 2002 and the second amendment made February 14, 2004, between Thomas H. Highley, Stephen J. Johandes, and Stephen R. Grossman, (who are referred to collectively as "the Management Group") and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc.) in respect of shares in Empire Company, Inc ("the Company") (filed as Exhibit 4.44).@

10.45 The Shareholders' Agreement (the "Agreement"), dated November 1, 1999, as varied by the variation agreement dated February 14, 2004, between Thomas H. Highley, Stephen J. Johandes, and Stephen R. Grossman, (who are referred to collectively as "the Management Group"), The Empire Company, Inc., (the "Company"), and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc) (filed as Exhibit 4.45).@

10.46 The Supply Agreement dated November 1, 1999, by and between The Empire Company, Inc., and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc) (filed as Exhibit 4.46).@

10.47 The Limited Liability Company Agreement of American Wood Moulding L.L.C. ("the Company") dated April 18, 1996 between American Wood Moulding Corporation and Fletcher Challenge Forests USA Inc (now named Tenon USA Inc) (filed as Exhibit 4.47).@

10.48 The Agreement for Supply between American Wood Moulding L.L.C. ("the Company"), Fletcher Challenge Forests USA Inc (now named Tenon USA Inc) and Thunderbird Moulding Company (filed as Exhibit 4.48).@

10.49 The Abeyance Deed dated November 24, 2004 between Tenon Manufacturing Limited, Tenon Industries Limited, KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number1408558 as partners in Kaingaroa Timberlands (together KT), Carter Holt Harvey Pulp & Paper Limited and Norske Skog Tasman Limited (filed as Exhibit 4.49).@

12.1 Certification of Chief Executive Officer/Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.

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

13.3     CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM@

         We hereby consent to the incorporation by reference in the Registration Statement on Form F-3 (Nos. 333- 6526, 333- 8932 and 333- 12726) and
         S-8 (File No. 33- 97728) of Tenon Limited of our report dated August 20, 2004, relating to the financial statements and financial statement schedule, which appear in this Annual Report on Form 20-F. We also consent to the reference to us under the heading "Experts" in such registration statement.


         PricewaterhouseCoopers
         Auckland, New Zealand
         Dated December 16, 2004

--------------------------------------------------------------------------------

o Previously filed as an exhibit to Fletcher Challenge Forests Limited's Annual Report on Form 20-F for the fiscal year ended June 30, 2003.

ss. Previously filed as an exhibit to Fletcher Challenge Forests Limited's Annual Report on Form 20-F for the fiscal year ended June 30, 2002.

# Previously filed as an exhibit to Fletcher Challenge Forests Limited's Annual Report on Form 20-F for the fiscal year ended June 30, 2001.

* Previously filed as an exhibit to Fletcher Building Limited's Registration Statement on Form 20-F dated March 22, 2001.

+ Previously filed as an exhibit to Fletcher Challenge Limited's Annual Report on Form 20-F for the fiscal year ended June 30, 2000.

@     To be filed by amendment.