Form 20-F/A
period 2004-06-30
FLETCHER CHALLENGE FORESTS LTD
filed 2004-12-17
CIK 905424

As filed with the Securities
                  and Exchange Commission on December 17, 2004
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION


                                AMENDMENT NO. 1
                                       TO
                                    FORM 20-F



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

2.2 The debt funding arrangement for the secured senior credit facility for up to NZ$150 million dated February 27, 2004.@

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

4.28 The form of the sale and purchase agreement dated December 18, 2003 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited), Kiwi Forests Group Limited, Viking Global New Zealand Limited and OTPP New Zealand Forest Investments Limited.@

4.29 The form of the sawlog supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003.@

4.30 The form of the sawlog supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003.

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

10.30 The form of the sawlog supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003 (filed as Exhibit 4.30).

10.31 The form of the sawlog supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003 (filed as
         Exhibit 4.31).

10.32 The form of the NST pulp log supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.32).

10.33 The form of the NST pulp log supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.33).

10.34 The form of the NST pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.34).

10.35 The form of the Whakatane pulp log supply agreement between OTPP New Zealand Forest Investments Limited and Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.35).

10.36 The form of the Whakatane pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.36).

10.37 The form of the eucalypt pulp log supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.37).

10.38 The form of the sale and purchase agreement relating to the Tarawera Forest Limited forestry right between Tenon Industries Limited, Tenon Manufacturing Limited, Tenon Holdings Limited, Kiwi Forests Group Limited and Hancock Natural Resource Group, Inc. dated April 1, 2004 (filed as Exhibit 4.38).

10.39 Memorandum of transfer granting a forestry right between Tarawera Forests Limited and Tiaki Plantations Company dated June 4, 2004 (filed as Exhibit 4.39).

10.40 The Tasman Contracts being together the agreement dated November 18, 1963 and the agreement dated October 27, 1966 each made between Her Majesty the Queen (whose interest is now vested in KT) and Tasman Pulp and Paper Company Limited (whose interest is now vested in Tenon) and implementation agreement between Tasman Pulp and Paper Company Limited and Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Kaingaroa Logging Company Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Fletcher Wood Panels Limited and Forestry Corporation of New Zealand Limited (its successor being KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number 1408558 as partners in Kaingaroa Timberlands) dated December 19, 1995 (filed as Exhibit 4.40).

10.41 The form of the supply agreement between Tasman Forestry Limited (now Tenon Industries Limited) and Carter Holt Harvey Limited (the successor to Whakatane Board Mills Limited) dated July 1, 1988 (filed as Exhibit 4.41).

10.42 The form of the Deed recording agreement for the sale and purchase of Tarawera Forest between Tarawera Forests Limited, Tarawera Land Company Limited, Maori Investments Limited and Tenon Manufacturing Limited dated October 20, 2004. (filed as Exhibit 4.42).

10.43 The form of the Agreement relating to the sale and purchase of 100% of the Class C shares of Tarawera Forests Limited between Tenon Manufacturing Limited and Maori Investments Limited dated October 20, 2004. (filed as Exhibit 4.43).

10.44 The Option and Put Agreement dated November 1, 1999, as varied by the deed of novation dated March 23, 2001, and amended by the first amendment executed as of September 6, 2002 and the second amendment made February 14, 2004, between Thomas H. Highley, Stephen J. Johandes, and Stephen R. Grossman, (who are referred to collectively as "the Management Group") and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc.) in respect of shares in Empire Company, Inc ("the Company") (filed as Exhibit 4.44).

10.45 The Shareholders' Agreement (the "Agreement"), dated November 1, 1999, as varied by the variation agreement dated February 14, 2004, between Thomas H. Highley, Stephen J. Johandes, and Stephen R. Grossman, (who are referred to collectively as "the Management Group"), The Empire Company, Inc., (the "Company"), and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc) (filed as Exhibit 4.45).

10.46 The Supply Agreement dated November 1, 1999, by and between The Empire Company, Inc., and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc) (filed as Exhibit 4.46).

10.47 The Limited Liability Company Agreement of American Wood Moulding L.L.C. ("the Company") dated April 18, 1996 between American Wood Moulding Corporation and Fletcher Challenge Forests USA Inc (now named Tenon USA Inc) (filed as Exhibit 4.47).

10.48 The form of the agreement for supply between American Wood Moulding L.L.C. ("the Company"), Fletcher Challenge Forests USA Inc (now named Tenon USA Inc) and Thunderbird Moulding Company (filed as Exhibit 4.48).

10.49 The Abeyance Deed dated November 24, 2004 between Tenon Manufacturing Limited, Tenon Industries Limited, KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number1408558 as partners in Kaingaroa Timberlands (together KT), Carter Holt Harvey Pulp & Paper Limited and Norske Skog Tasman Limited (filed as Exhibit 4.49).

12.1 Certification required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.@

12.2 Certification required by Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.@

13.1 Certification required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.@

13.2 Certification required by Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.@

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

         PricewaterhouseCoopers

         Auckland, New Zealand
         Dated December 16, 2004

----------
*     To be filed by amendment.
@ Previously filed as an exhibit to Fletcher Challenge Limited's Annual Report on Form 20-F for the fiscal year ended June 30, 2004.

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

2.1 Amended and Restated Deposit Agreement dated as of November 10, 2001 among us, Citibank, N.A. as depositary and the holders from time to time of American Depositary Shares issued thereunder. #

2.2 The debt funding arrangement for the secured senior credit facility for up to NZ$150 million dated February 27, 2004.@

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

4.14 The Underwriting Agreement dated October 10, 2000 between us, Fletcher Challenge Industries Limited (now Tenon Holdings Limited), Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited. #

4.15 The Deed of Indemnity dated December 15, 2000 between us, Fletcher Challenge Industries Limited (now Tenon Holdings Limited), Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited. #

4.16 The agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Tasman Pulp and Paper Company Limited dated October 5, 1999. #

4.17 The supply agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Tasman Pulp and Paper Company Limited dated March 15, 2000. #

4.18 The backup agreement dated July 28, 2000 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Norske Skog Tasman Limited. #

4.19 The form of the management agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Venture Limited) dated March 28, 2003. o

4.20 The form of the management agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003. o

4.21 The form of the infrastructure agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Venture Limited) dated March 28, 2003. o

4.22 The form of the infrastructure agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003. o

4.23 The form of the wood supply agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Venture Limited) dated March 28, 2003. o

4.24 The form of the wood supply agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003. o

4.25 The form of the Transition Deed between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited), Fletcher Challenge Forests Finance Limited, Fletcher Challenge Forests Limited (now Tenon Limited) and Forestry Corporation of New Zealand Limited (In Receivership), CITIC New Zealand Limited (In Receivership), Red Stag Wood Products Limited (In Receivership), Red Stag Mouldings Limited (In Receivership), the Receivers and Timber Management Company Limited dated May 6, 2003. o

4.26 The form of the sale and purchase agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Teal 3 Limited dated January 15, 2003 selling the cutting rights to parts of Tahorakuri Forest for US$45 million. o

4.27 The form of the sale and purchase agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Teal 4 Limited dated January 15, 2003 selling the cutting rights to parts of Tauhara Forest for US$20 million. o

4.28 The form of the sale and Purchase Agreement dated December 18, 2003 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited), Kiwi Forests Group Limited, Viking Global New Zealand Limited and OTPP New Zealand Forest Investments Limited.@

4.29 The form of the sawlog supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003.@

4.30 The form of the sawlog supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003.

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

4.36 The form of the Whakatane pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.**

4.37 The form of the eucalypt pulp log supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.**

4.38 The form of the sale and purchase agreement relating to the Tarawera Forest Limited forestry right between Tenon Industries Limited, Tenon Manufacturing Limited, Tenon Holdings Limited, Kiwi Forests Group Limited and Hancock Natural Resource Group, Inc. dated April 1, 2004.**

4.39 Memorandum of transfer granting a forestry right between Tarawera Forests Limited and Tiaki Plantations Company dated June 4, 2004.**

4.40 The Tasman Contracts being together the agreement dated November 18, 1963 and the agreement dated October 27, 1966 each made between Her Majesty the Queen (whose interest is now vested in KT) and Tasman Pulp and Paper Company Limited (whose interest is now vested in Tenon) and the implementation agreement between Tasman Pulp and Paper Company Limited and Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Kaingaroa Logging Company Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Fletcher Wood Panels Limited and Forestry Corporation of New Zealand Limited (its successor being KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number 1408558 as partners in Kaingaroa Timberlands) dated December 19, 1995.**

4.41 The form of the supply agreement between Tasman Forestry Limited (now Tenon Industries Limited) and Carter Holt Harvey Limited (the successor to Whakatane Board Mills Limited) dated July 1, 1988.**

4.42 The form of the Deed recording agreement for the sale and purchase of Tarawera Forest between Tarawera Forests Limited, Tarawera Land Company Limited, Maori Investments Limited and Tenon Manufacturing Limited dated October 20, 2004.**

4.43 The form of the Agreement relating to the sale and purchase of 100% of the Class C shares of Tarawera Forests Limited between Tenon Manufacturing Limited and Maori Investments Limited dated October 20, 2004.**

4.44 The form of the Option and Put Agreement dated November 1, 1999, as varied by the deed of novation dated March 23, 2001, and amended by the first amendment executed as of September 6, 2002 and the second amendment made February 14, 2004, between Thomas H. Highley, Stephen J. Johandes, and Stephen R. Grossman, (who are referred to collectively as "the Management Group") and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc.) in respect of shares in Empire Company, Inc ("the Company"). The Management Group has agreed to grant Tenon USA Inc the right to acquire from the Management Group additional shares of the Company's common stock under certain terms and conditions, and we have agreed to grant to the Management Group the right to require Tenon USA Inc to purchase from the Management Group additional shares of the Company's common stock under certain terms and conditions.**

4.45 The form of the Shareholders' Agreement (the "Agreement"), dated November 1, 1999, as varied by the variation agreement dated February 14, 2004, between Thomas H. Highley, Stephen J. Johandes, and Stephen
         R. Grossman, (who are referred to collectively as "the Management Group"), The Empire Company, Inc., (the "Company"), and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc). The agreement sets out the various rights and obligations of the shareholders in respect of the Company and between themselves.**

4.46 The form of the Supply Agreement dated November 1, 1999, by and between The Empire Company, Inc., and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc). Under this agreement Tenon USA Inc shall have the option to supply up to, and if Tenon USA Inc exercises its option The Empire Company Inc shall purchase from Tenon USA Inc a monetary amount equal to not less than, fifty percent (50%) of the amount of The Empire Company's expenditures for certain manufactured products which includes lumber, solid moldings, raw and primed or painted finger-joint moldings, boards and other remanufactured products.**

4.47 The Limited Liability Company Agreement of American Wood Moulding L.L.C. ("the Company") dated April 18, 1996 between American Wood Moulding Corporation and Fletcher Challenge Forests USA Inc (now named Tenon USA Inc) setting out the rights and liabilities of the parties in respect of the Company and between themselves.**

4.48 The form of the agreement for supply between American Wood Moulding L.L.C. ("the Company"), Fletcher Challenge Forests USA Inc (now named Tenon USA Inc) and Thunderbird Moulding Company. Under this agreement Tenon USA Inc is a priority supplier to the Company of certain lumber products.**

4.49 The Abeyance Deed dated November 24, 2004 between Tenon Manufacturing Limited, Tenon Industries Limited, KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number1408558 as partners in Kaingaroa Timberlands (together KT), Carter Holt Harvey Pulp & Paper Limited and Norske Skog Tasman Limited.**

8.1      Schedule of our significant subsidiaries as at June 30, 2004.@

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

10.30 The form of the sawlog supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003 (filed as Exhibit 4.30).

10.31 The form of the sawlog supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003 (filed as
         Exhibit 4.31).

10.32 The form of the NST pulp log supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.32).

10.33 The form of the NST pulp log supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.33).

10.34 The form of the NST pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.34).

10.35 The form of the Whakatane pulp log supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.35).

10.36 The form of the Whakatane pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.36).

10.37 The form of the eucalypt pulp log supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003 (filed as Exhibit 4.37).

10.38 The form of the sale and purchase agreement relating to the Tarawera Forest Limited forestry right between Tenon Industries Limited, Tenon Manufacturing Limited, Tenon Holdings Limited, Kiwi Forests Group Limited and Hancock Natural Resource Group, Inc. dated April 1, 2004 (filed as Exhibit 4.38).

10.39 Memorandum of transfer granting a forestry right between Tarawera Forests Limited and Tiaki Plantations Company dated June 4, 2004 (filed as Exhibit 4.39).

10.40 The Tasman Contracts being together the agreement dated November 18, 1963 and the agreement dated October 27, 1966 each made between Her Majesty the Queen (whose interest is now vested in KT) and Tasman Pulp and Paper Company Limited (whose interest is now vested in Tenon) The form of the implementation agreement between Tasman Pulp and Paper Company Limited and Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Kaingaroa Logging Company Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Fletcher Wood Panels Limited and Forestry Corporation of New Zealand Limited (its successor being KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number 1408558 as partners in Kaingaroa Timberlands) dated December 19, 1995 (filed as Exhibit 4.40).

10.41 The form of the supply agreement between Tasman Forestry Limited (now Tenon Industries Limited) and Carter Holt Harvey Limited (the successor to Whakatane Board Mills Limited) dated July 1, 1988 (filed as Exhibit 4.41).

10.42 The form of the Deed recording agreement for the sale and purchase of Tarawera Forest between Tarawera Forests Limited, Tarawera Land Company Limited, Maori Investments Limited and Tenon Manufacturing Limited dated October 20, 2004 (filed as Exhibit 4.42).

10.43 The form of the Agreement relating to the sale and purchase of 100% of the Class C shares of Tarawera Forests Limited between Tenon Manufacturing Limited and Maori Investments Limited dated October 20, 2004 (filed as Exhibit 4.43).

10.44 The Option and Put Agreement dated November 1, 1999, as varied by the deed of novation dated March 23, 2001, and amended by the first amendment executed as of September 6, 2002 and the second amendment made February 14, 2004, between Thomas H. Highley, Stephen J. Johandes, and Stephen R. Grossman, (who are referred to collectively as "the Management Group") and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc.) in respect of shares in Empire Company, Inc ("the Company") (filed as Exhibit 4.44).

10.45 The Shareholders' Agreement (the "Agreement"), dated November 1, 1999, as varied by the variation agreement dated February 14, 2004, between Thomas H. Highley, Stephen J. Johandes, and Stephen R. Grossman, (who are referred to collectively as "the Management Group"), The Empire Company, Inc., (the "Company"), and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc) (filed as Exhibit 4.45).

10.46 The Supply Agreement dated November 1, 1999, by and between The Empire Company, Inc., and Fletcher Challenge Forests USA Inc., (now named Tenon USA Inc) (filed as Exhibit 4.46).

10.47 The Limited Liability Company Agreement of American Wood Moulding L.L.C. ("the Company") dated April 18, 1996 between American Wood Moulding Corporation and Fletcher Challenge Forests USA Inc (now named Tenon USA Inc) (filed as Exhibit 4.47).

10.48 The Agreement for Supply between American Wood Moulding L.L.C. ("the Company"), Fletcher Challenge Forests USA Inc (now named Tenon USA Inc) and Thunderbird Moulding Company (filed as Exhibit 4.48).

10.49 The Abeyance Deed dated November 24, 2004 between Tenon Manufacturing Limited, Tenon Industries Limited, KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number1408558 as partners in Kaingaroa Timberlands (together KT), Carter Holt Harvey Pulp & Paper Limited and Norske Skog Tasman Limited (filed as Exhibit 4.49).

12.1 Certification of Chief Executive Officer/Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.@

12.2 Certification of Chief Executive Officer/Chief Operating Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.@

13.1 Certification of Chief Executive Officer/Chief Operating Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.@

13.2 Certification of Chief Executive Officer/Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.@

13.3     CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

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

# Previously filed as an exhibit to Fletcher Challenge Forests Limited's Annual Report on Form 20-F for the fiscal year ended June 30, 2001.

* Previously filed as an exhibit to Fletcher Building Limited's Registration Statement on Form 20-F dated March 22, 2001.

+ Previously filed as an exhibit to Fletcher Challenge Limited's Annual Report on Form 20-F for the fiscal year ended June 30, 2000.

@ Previously filed as an exhibitto Fletcher Challenge Limited's Annual Report on Form 20-F for the fiscal year ended June 30, 2004.

**    To be filed by amendment.