Form 20-F/A
period 2004-06-30
FLETCHER CHALLENGE FORESTS LTD
filed 2004-12-17
CIK 905424

As filed with the Securities
                  and Exchange Commission on December 17, 2004
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION


                                AMENDMENT NO. 3
                                       TO
                                    FORM 20-F



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

4.28 The form of the sale and purchase agreement dated December 18, 2003 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited), Kiwi Forests Group Limited, Viking Global New Zealand Limited and OTPP New Zealand Forest Investments Limited.@

4.29 The form of the sawlog supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003.@

4.30 The form of the sawlog supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003.@@

4.31 The form of the sawlog supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003.@@

4.32 The form of the NST pulp log supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.@@

4.33 The form of the NST pulp log supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.@@

4.34 The form of the NST pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.@@

4.35 The form of the Whakatane pulp log supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.@@

4.36 The form of the Whakatane pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.@@@

4.37 The form of the eucalypt pulp log supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.@@@

4.38 The form of the sale and purchase agreement relating to the Tarawera Forest Limited forestry right between Tenon Industries Limited, Tenon Manufacturing Limited, Tenon Holdings Limited, Kiwi Forests Group Limited and Hancock Natural Resource Group, Inc. dated April 1, 2004.@@@

4.39 Memorandum of transfer granting a forestry right between Tarawera Forests Limited and Tiaki Plantations Company dated June 4, 2004.@@@

4.40 The form of the Tasman Contracts being together the agreement dated November 18, 1963 and the agreement dated October 27, 1966 each made between Her Majesty the Queen (whose interest is now vested in KT) and Tasman Pulp and Paper Company Limited (whose interest is now vested in Tenon) and the implementation agreement between Tasman Pulp and Paper Company Limited and Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Kaingaroa Logging Company Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Fletcher Wood Panels Limited and Forestry Corporation of New Zealand Limited (its successor being KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number 1408558 as partners in Kaingaroa Timberlands) dated December 19, 1995.@@@

4.41 The form of the supply agreement between Tasman Forestry Limited (now Tenon Industries Limited) and Carter Holt Harvey Limited (the successor to Whakatane Board Mills Limited) dated July 1, 1988.@@@

4.42 Deed recording agreement for the sale and purchase of Tarawera Forest between Tarawera Forests Limited, Tarawera Land Company Limited, Maori Investments Limited and Tenon Manufacturing Limited dated October 20, 2004.

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

4.49 The Abeyance Deed dated November 24, 2004 between Tenon Manufacturing Limited, Tenon Industries Limited, KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number1408558 as partners in Kaingaroa Timberlands (together KT), Carter Holt Harvey Pulp & Paper Limited and Norske Skog Tasman Limited.

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

13.3     CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

         PricewaterhouseCoopers

         Auckland, New Zealand
         Dated December 16, 2004

----------
@ Previously filed as an exhibit to Fletcher Building Limited's Annual Report on Form 20-F dated March 22, 2001.
@@ Previously filed as an exhibit to Amendment No. 1 Fletcher Building Limited's Annual Report on Form 20-F dated March 22, 2001.
@@@ Previously filed as an exhibit to Amendment No. 2 Fletcher Building Limited's Annual Report on Form 20-F dated March 22, 2001.

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

4.14 The Underwriting Agreement dated October 10, 2000 between us, Fletcher Challenge Industries Limited (now Tenon Holdings Limited), Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited. #

4.15 The Deed of Indemnity dated December 15, 2000 between us, Fletcher Challenge Industries Limited (now Tenon Holdings Limited), Credit Suisse First Boston Corporation and Credit Suisse First Boston NZ Securities Limited. #

4.16 The agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Tasman Pulp and Paper Company Limited dated October 5, 1999. #

4.17 The supply agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Tasman Pulp and Paper Company Limited dated March 15, 2000. #

4.18 The backup agreement dated July 28, 2000 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Norske Skog Tasman Limited. #

4.19 The form of the management agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Venture Limited) dated March 28, 2003. o

4.20 The form of the management agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003. o

4.21 The form of the infrastructure agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Venture Limited) dated March 28, 2003. o

4.22 The form of the infrastructure agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003. o

4.23 The form of the wood supply agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and UBS Mangakahia Forests Venture Limited (now GFP Mangakahia Forests Venture Limited) dated March 28, 2003. o

4.24 The form of the wood supply agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and CNI Timber Operating Company Limited (CNI) dated March 28, 2003. o

4.25 The form of the Transition Deed between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited), Fletcher Challenge Forests Finance Limited, Fletcher Challenge Forests Limited (now Tenon Limited) and Forestry Corporation of New Zealand Limited (In Receivership), CITIC New Zealand Limited (In Receivership), Red Stag Wood Products Limited (In Receivership), Red Stag Mouldings Limited (In Receivership), the Receivers and Timber Management Company Limited dated May 6, 2003. o

4.26 The form of the sale and purchase agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Teal 3 Limited dated January 15, 2003 selling the cutting rights to parts of Tahorakuri Forest for US$45 million. o

4.27 The form of the sale and purchase agreement between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) and Teal 4 Limited dated January 15, 2003 selling the cutting rights to parts of Tauhara Forest for US$20 million. o

4.28 The form of the sale and Purchase Agreement dated December 18, 2003 between Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited), Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited), Kiwi Forests Group Limited, Viking Global New Zealand Limited and OTPP New Zealand Forest Investments Limited.@

4.29 The form of the sawlog supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003.@

4.30 The form of the sawlog supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003.@@

4.31 The form of the sawlog supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) dated December 18, 2003.@@

4.32 The form of the NST pulp log supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.@@

4.33 The form of the NST pulp log supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.@@

4.34 The form of the NST pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.@@

4.35 The form of the Whakatane pulp log supply agreement between OTPP New Zealand Forest Investments Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.@@

4.36 The form of the Whakatane pulp log supply agreement between Viking Global New Zealand Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.@@@

4.37 The form of the eucalypt pulp log supply agreement between Kiwi Forests Group Limited and Fletcher Challenge Forests Industries Limited (now Tenon Industries Limited) dated December 18, 2003.@@@

4.38 The form of the sale and purchase agreement relating to the Tarawera Forest Limited forestry right between Tenon Industries Limited, Tenon Manufacturing Limited, Tenon Holdings Limited, Kiwi Forests Group Limited and Hancock Natural Resource Group, Inc. dated April 1, 2004.@@@

4.39 Memorandum of transfer granting a forestry right between Tarawera Forests Limited and Tiaki Plantations Company dated June 4, 2004.@@@

4.40 The Tasman Contracts being together the agreement dated November 18, 1963 and the agreement dated October 27, 1966 each made between Her Majesty the Queen (whose interest is now vested in KT) and Tasman Pulp and Paper Company Limited (whose interest is now vested in Tenon) and the implementation agreement between Tasman Pulp and Paper Company Limited and Fletcher Challenge Forests Limited (now Tenon Industries Limited) and Kaingaroa Logging Company Limited and Fletcher Challenge Forests (Manufacturing) Limited (now Tenon Manufacturing Limited) and Fletcher Wood Panels Limited and Forestry Corporation of New Zealand Limited (its successor being KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number 1408558 as partners in Kaingaroa Timberlands) dated December 19, 1995.@@@

4.41 The form of the supply agreement between Tasman Forestry Limited (now Tenon Industries Limited) and Carter Holt Harvey Limited (the successor to Whakatane Board Mills Limited) dated July 1, 1988.@@@

4.42 The form of the Deed recording agreement for the sale and purchase of Tarawera Forest between Tarawera Forests Limited, Tarawera Land Company Limited, Maori Investments Limited and Tenon Manufacturing Limited dated October 20, 2004.

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

4.49 The Abeyance Deed dated November 24, 2004 between Tenon Manufacturing Limited, Tenon Industries Limited, KT1 Co (CI) Company Number 1408552 and KT2 Co (CI) Company Number1408558 as partners in Kaingaroa Timberlands (together KT), Carter Holt Harvey Pulp & Paper Limited and Norske Skog Tasman Limited.

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

12.1 Certification of Chief Executive Officer/Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.@

12.2 Certification of Chief Executive Officer/Chief Operating Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended.@

13.1 Certification of Chief Executive Officer/Chief Operating Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.@

13.2 Certification of Chief Executive Officer/Chief Financial Officer pursuant to Rule 13a-14(b) under the Securities Exchange Act of 1934, as amended.@

13.3     CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

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

# Previously filed as an exhibit to Fletcher Challenge Forests Limited's Annual Report on Form 20-F for the fiscal year ended June 30, 2001.

* Previously filed as an exhibit to Fletcher Building Limited's Registration Statement on Form 20-F dated March 22, 2001.

+ Previously filed as an exhibit to Fletcher Challenge Limited's Annual Report on Form 20-F for the fiscal year ended June 30, 2000.

@ Previously filed as an exhibit to Fletcher Building Limited's Annual Report on Form 20-F dated March 22, 2001.

@@ Previously filed as an exhibit to Amendment No. 1 Fletcher Building Limited's Annual Report on Form 20-F dated March 22, 2001.

@@@ Previously filed as an exhibit to Amendment No. 2 Fletcher Building Limited's Annual Report on Form 20-F dated March 22, 2001.